

17010338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2017

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

**Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany**
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains as an exhibit Deutsche Bank AG's Annual Report 2016. This Report on Form 6-K is being filed in paper format pursuant to Regulation S-T Rule 101(b)(1). This Report on Form 6-K and the exhibit hereto are not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibit 99.1: Annual Report 2016.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2016 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2017, on pages 14 through 47 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net income attributable to Deutsche Bank shareholders	Net income
Adjusted costs	Noninterest expenses
Tangible shareholders' equity, Tangible book value	Total shareholders' equity (book value)
Post-tax return on average shareholders' equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders' equity
Post-tax return on average tangible shareholders' equity	Post-tax return on average shareholders' equity
Tangible book value per share outstanding	Book value per share outstanding

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to "Supplementary Information: Non-GAAP Financial Measures" on pages 467 through 472 of our 2016 Annual Report on Form 20-F.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms ("CRR") and the Capital Requirements Directive 4 ("CRD 4") implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for "transitional" (or "phase-in") rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this document reflect these transitional rules.

We also set forth in this document such CRR/CRD 4 measures on a "fully loaded" basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except with respect to a limited set of equity investments. Measures calculated pursuant to our fully loaded methodology are non-GAAP financial measures.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors' assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a "fully loaded" basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to "Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio" on pages 136 through 152 of the Annual Report 2016, in particular the subsections thereof entitled "Development of Regulatory Capital", "Development of Risk-Weighted Assets" and "Leverage Ratio", and, with respect to the effect of the grandfathering rule on our fully loaded CRR/CRD 4 measures, to "Supplementary Information: Non-GAAP Financial Measures: Fully loaded CRR/CRD 4 Measures" on pages 471 through 472 of the Annual Report 2016, each of which constitutes a part of our 2016 Annual Report on Form 20-F.

When used with respect to future periods, our fully loaded CRR/CRD 4 measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD 4 measures that would correspond to these fully loaded CRR/CRD 4 measures for future periods. In managing our business with the aim of achieving targets based on fully loaded CRR/CRD 4 measures, the relation between the fully loaded and transitional measures will depend upon, among other things, management action taken in light of future business, economic and other conditions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 21, 2017



By: ______________________
Name: Peter Burrill
Title: Managing Director



By: ______________________
Name: Mathias Otto
Title: Managing Director and Senior Counsel

Deutsche Bank

Annual Report 2016



Deutsche Bank

The Group at a glance

	2016	2015
Key financial information		
Post-tax return on average shareholders' equity	(2.3) %	(9.8) %
Post-tax return on average tangible shareholders' equity	(2.7) %	(12.3) %
Cost/income ratio[1]	98.1 %	115.3 %
Compensation ratio[2]	39.6 %	39.7 %
Noncompensation ratio[3]	58.5 %	75.7 %
Total net revenues, in € m.	30,014	33,525
Provision for credit losses, in € m.	1,383	956
Total noninterest expenses, in € m.	29,442	38,667
Adjusted Costs	24,734	26,451
Income (loss) before income taxes, in € m.	(810)	(6,097)
Net income (loss), in € m.	(1,356)	(6,772)
Basic earnings per share	€ (1.21)	€ (5.06)
Diluted earnings per share	€ (1.21)	€ (5.06)
Share price at period end	€ 17.25	€ 22.53
Share price high	€ 22.10	€ 33.42
Share price low	€ 9.90	€ 20.69

	Dec 31, 2016	Dec 31, 2015
Fully loaded CRR/CRD 4 Leverage Ratio	3.5 %	3.5 %
CRR/CRD 4 leverage exposure, in € bn.	1,348	1,395
Common Equity Tier 1 capital ratio (fully loaded)	11.8 %	11.1 %
Common Equity Tier 1 capital ratio (phase in)	13.4 %	13.2 %
Risk-weighted assets, in € bn.	358	397
Total assets, in € bn.	1,591	1,629
Shareholders' equity, in € bn.	60	63
Book value per basic share outstanding	€ 42.74	€ 45.16
Tangible book value per basic share outstanding	€ 36.33	€ 37.90
Other Information		
Branches	2,656	2,790
Thereof: in Germany	1,776	1,827
Employees (full-time equivalent)	99,744	101,104
Thereof: in Germany	44,600	45,757
Long-term senior debt rating		
Moody's Investors Service	Baa2	A3
Standard & Poor's	BBB+	BBB+
Fitch Ratings	A-	A-
DBRS Ratings	A(low)	A

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

[1] Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.

[2] Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.

[3] Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

Content

Deutsche Bank Group

1 – Management Report

2 – Consolidated Financial Statements

3 – Corporate Governance Statement/ Corporate Governance Report

Supplementary Information



Deutsche Bank Group

Dear Shareholders,

2016 was a very challenging year for us at Deutsche Bank. It was also a year in which we demonstrated our resilience and changed much for the better, despite a tough environment.

Conditions were not easy. The world's financial markets saw the most difficult start to the year for a generation in many capital market businesses. Interest rates remained at historic lows and the macro-political environment became increasingly uncertain.

Furthermore, Deutsche Bank faced significant challenges of our own. In September 2016, leakage of our discussions with the US Department of Justice (DoJ) in respect of the residential mortgage-backed securities matter, and an initial settlement proposal which was higher than the market had anticipated, prompted concerns about the financial impact on Deutsche Bank. These concerns affected not only Deutsche Bank's share and bond prices, but also our business with our clients. It was therefore a great relief that we were able to resolve this issue before the end of the year.

Having dealt with this major source of uncertainty, we turned to the more fundamental question of how our strategy and business model would evolve. The Management Board had been carefully examining the various options and then, in early March 2017, announced plans to place the bank back on the path to growth and sustainable success. Our goal is to strengthen our position as a leading European bank with global reach, supported by our strong position in our home market, Germany.

A solid capital base is essential if we are to succeed in our future strategy and capture growth opportunities for Deutsche Bank. For that reason, the Management Board has decided on a capital raise from which we expect proceeds of around € 8 billion. This would enable us to reach a CRR/CRD4 fully loaded Common Equity Tier 1 ratio of approximately 14% on a pro forma basis as at December 31, 2016. This should remove any uncertainty about our capital strength and sustainably lower our funding costs.

Nevertheless, this important decision was not one we took lightly. We are fully aware this move may result in substantial dilution for our shareholders. However, after careful consideration, we are convinced that this strengthening of our capital base is in the long-term interests of shareholders, clients, employees and our other stakeholders.

Let me now give you more details of our new structure. We will reorganise our business into three divisions:

- We will retain Postbank AG and combine it with our Private & Commercial Clients business, thus creating the clear market leader in Germany. Thanks to changes in the regulatory, economic and banking environment, retaining Postbank is more attractive than we could have anticipated even two years ago.

- We plan to float a minority stake in Deutsche Asset Management, enabling this business to regain its growth momentum.

- We aim to reconfigure our Global Markets, Corporate Finance and Global Transaction Banking businesses into a single, integrated Corporate & Investment Bank, a corporate-led investment bank. At the same time we remain committed to strong, but focused, institutional client coverage. We remain committed to our global structure which expressly includes our activities in the US and Asia Pacific.

To meet our strategic goals and fulfil our potential to deliver returns to shareholders, further cost reductions are unavoidable. Our goal is to reduce our adjusted cost base, including Postbank, to around € 22 billion in 2018 and € 21 billion in 2021.

Naturally, this strategy is not only about costs but also about revenues. Our Corporate & Investment Bank will aim to benefit from a resurgence of client business in this segment, for example by unlocking revenue synergies through increased cross-selling within a more integrated business and targeted growth investments.

Deutsche Asset Management aims to take advantage of its increased operational independence to further build out its business. Merging our Private & Commercial Clients business in Germany with Postbank also offers growth potential by joining forces in digitization. Going forward we will serve over 20 million clients in Germany, of whom around 10 million are already using our online services today. This gives us confidence. German bank customers are rapidly changing their behaviour, and we want to be at the forefront of capitalising on this change.

We are convinced that this structure makes it easier for us to serve our clients in a more integrated manner. That is a firm foundation for sustainable growth, and better results for you, our shareholders. Our aim is to produce returns on tangible equity of around 10% in a normalised business environment. We plan to return to a competitive payout ratio in 2018 and thereafter. For 2015 and 2016, we intend to recommend the required minimum dividend, given the bank's results in those years. We plan to recommend at least the minimum dividend for 2017.

Now let me turn to the results for the past year. These reflect both the challenges we faced and the legacy issues we resolved. The bank made a net loss of € 1.4 billion for the year. Our pre-tax loss was € 810 million, after costs of € 5.8 billion relating to impairments, litigation charges, accelerated reductions in non-core assets - and these items also included restructuring and severance charges whose benefit in terms of cost savings will only become visible over time.

These specific items were partly offset by one-time gains on disposals of around € 1 billion. The net impact of these specific items is therefore around € 4.8 billion, which shows that our operating-level performance in 2016 was stronger than our headline figures suggest.

We also made progress in building a stronger and safer Deutsche Bank whose structure is less complex and therefore more manageable. That progress is visible in a number of areas.

We focused our business. We completed disposals including our Abbey Life business, our 19.99% stake in Hua Xia Bank of China and our US brokerage unit, Private Client Services. We further announced the sale of our Sal Oppenheim Asset Servicing business.

We made progress in our programme of country exits and launched our branch restructuring programme in Germany and other European countries. This programme involves a reduction in headcount, some of which was visible in 2016 – despite internalising a number of external staff and strengthening our control functions. We also reduced costs. In Corporate & Investment Banking and in our capital markets business we focused our efforts on our most important clients, and that made us less complex and reduced risk.

We did not take these steps lightly. However, these tough measures are unavoidable if we are to remain competitive in the long term.

We significantly strengthened our core capital ratio. Our fully loaded Common Equity Tier 1 ratio ended the year at 11.8%, its best level for three years. As measured on a 'phase-in' basis, our capital was substantially above regulatory minimum requirements. The capital raise we announced will strengthen this ratio, a key indicator for investors, and we aim to maintain a fully-loaded CRR/CRD 4 Common Equity Tier 1 capital ratio of comfortably above 13% going forward.

We improved our capital ratio in 2016 by reducing risk weighted assets by nearly € 40 billion during the year. We were able to close our Non-Core Operations Unit (NCOU) on schedule by year-end. Since its creation in 2012, NCOU has disposed of around € 120 billion in risk weighted assets – over 90% of its original portfolio – and contributed a capital benefit equivalent to around € 8.5 billion.

We continued to make Deutsche Bank safer and simpler. We continued to modernise technology, reducing end-of-life hardware and software by around 15% and reducing our number of core operating systems from 45 to 38 on the way to our target of just four core operating systems. Core system reliability is now at record levels. We continued to strengthen internal controls substantially by hiring more than 350 people into our Compliance and Anti-Financial Crime units and we plan to add over 600 more this year.

We made Deutsche Bank more digital. We launched our internal private cloud, enabling us to store data more flexibly and cost-efficiently in a secure virtual environment. We expanded our mobile banking apps, notably by providing customers with the ability to look across their accounts with different banks through a single app. By the end of 2016, downloads of our mobile banking apps had surpassed 2.7 million so far, more than 300,000 above target.

We resolved major litigation matters. Of our twenty most significant litigation matters, which include RMBS and account for roughly 90% of the anticipated financial impact, we achieved full or partial resolutions in nine, including some of the largest, and made progress on most of the others. In January of this year we reached resolutions with the

New York State Department of Financial Services and the UK Financial Conduct Authority in relation to Russian securities trades and the anti-money-laundering control function in our investment banking division.

In addition, we proved our resilience. Within Corporate & Investment Banking, our Corporate Finance business helped clients raise € 380 billion in debt and equity finance and advised on mergers and acquisitions with a value of € 320 billion. We remained a market leader in Germany and retained a top three position in Europe, according to *Dealogic*. Our Global Markets business sustained a top five position in global fixed income according to the analytics provider *Coalition*.

In Global Transaction Banking we maintained our leadership in clearing. No bank is bigger than us in euro clearing and we are a top-five clearer of US dollars. Our Private, Wealth & Commercial Clients business was named Best Provider of Private Banking Services in Germany for the seventh year running and British readers of the Financial Times voted us 'Wealth Manager of the Year.' Deutsche Asset Management celebrated ten years of providing Exchange Traded Funds (ETFs) in which we remain a European leader.

This gives you an idea of what we achieved on many fronts in 2016, despite challenging conditions. It is this progress which provides a firm foundation for us to put Deutsche Bank back on a path of growth in a cautious and carefully considered manner.

Looking ahead to 2017, we currently see a better outlook for revenues, supported by a modest economic recovery in Europe, a robust US economy and an improving interest rate environment. We had a very promising start to the year, especially in our capital markets business and the corporate and investment bank. While 2017 will remain a year of change for Deutsche Bank, we nevertheless expect costs to come down as the results of our cost savings programme are becoming clear and we have successfully disposed of the bulk of our NCOU assets. Our progress should become even more visible once we resolve outstanding litigation matters, modernise our technology and further strengthen our controls. This will entail additional restructuring expenses.

We have started 2017 from a much stronger base and we are beginning to reap the rewards of our efforts. That is thanks to the loyalty of our clients and to the tireless efforts of our staff. This is what enabled us to prove Deutsche Bank's resilience and for that, on behalf of all my Management Board colleagues, I would like to express most heartfelt thanks.

We are making progress toward our goal of building a better Deutsche Bank: a bank which enables growth in the economy, serves society and creates a positive impact for our clients, our people, the communities we serve and for you, our shareholders.

Yours sincerely,



John Cryan
Chairman of the Management Board,
Deutsche Bank AG

Frankfurt am Main, March 2017

Management Board

John Cryan, *1960
since July 1, 2015 until May 19, 2016
Co-Chairman of the Management Board
since May 19, 2016
Chairman of the Management Board

Kimberly Hammonds, *1967
since August 1, 2016
Chief Operating Officer & Group Chief Information Officer

Stuart Lewis, *1965
since June 1, 2012
Chief Risk Officer

Sylvie Matherat, *1962
since November 1, 2015
Chief Regulatory Officer

Nicolas Moreau, *1965
since October 1, 2016
Head of Deutsche Asset Management

Garth Ritchie, *1968
since January 1, 2016
Head of Global Markets

Karl von Rohr, *1965
since November 1, 2015
Chief Administrative Officer

Marcus Schenck, *1965
since May 21, 2015
Chief Financial Officer

Christian Sewing, *1970
since January 1, 2015
Head of Private, Wealth & Commercial Clients

Werner Steinmüller, *1954
since August 1, 2016
Regional CEO for Asia

Jeffrey Urwin, *1956
since January 1, 2016
Head of Corporate & Investment Banking

Management Board in the reporting year:

John Cryan
Co-Chairman of the Management Board (until May 19, 2016)
Chairman of the Management Board (since May 19, 2016)

Jürgen Fitschen
Co-Chairman of the Management Board (until May 19, 2016)

Kimberly Hammonds
(since August 1, 2016)

Stuart Lewis

Sylvie Matherat

Nicolas Moreau
(since October 1, 2016)

Quintin Price
(until June 15, 2016)

Garth Ritchie

Karl von Rohr

Marcus Schenck

Christian Sewing

Werner Steinmüller
(since August 1, 2016)

Jeffrey Urwin

Dear Shareholders,

The year under review and the beginning of 2017 were shaped by a series of external and internal challenges that led at times to strong volatility in our share price and thus to critical comments by the media, politicians and investors. For employees and probably also for you, this uncertainty may in turn have understandably led to frustration and uncertainty – for which the Management Board has already formally apologized. The Supervisory Board adds its apologiesas well.

But this was also a period in which the new, incumbent Management Board made significant progress in the restructuring of the bank. The foundation for the sustainable growth and success of your Deutsche Bank was laid, at the latest on March 5, 2017, when the measures to adjust the bank's strategy and strengthen its capital base were announced. The settlement of major legal issues from the past now enables the Management Board to focus on the course of the bank's future, which will also be shaped by technological and regulatory challenges, as well as geo-political and monetary policy constraints. My colleagues on the Supervisory Board and I are looking forward to contributing to writing the next chapter in the 147-year history of the bank, without losing sight of the improvements still needed in the control environment

Just how seriously we take our responsibility is impressively shown in the record we set in the 2016 financial year of 82 meetings of the Supervisory Board and its committees. Although we hope to have a reduced number of meetings in 2017, we will continue to intensively monitor the implementation of the announced reform and growth plans and to give the Management Board the appropriate support in this context. We will also continue to keep a close watch on risk management, the compensation system and financial planning. Another focus of our work will be the consistent implementation of regulatory requirements in this context.

We believe the Supervisory Board is in good shape – having been reinforced last year by Professor Simon (who will be nominated for election at the forthcoming General Meeting) and the representatives of employees Mr. Duscheck and Mr. Rudschäfski. Mr. Rudschäfski replaces – also as Deputy Chairman of the Supervisory Board – Mr. Herling, to whom I would like to express my thanks here for the good, constructive cooperation over the last few years. He can look back on decades of service in the best interests of the bank. At the last General Meeting, I already addressed the services of Mr. Thoma, who also resigned from his mandate in the 2016 financial year. Our thanks are also due to Mr. Stockem, who stepped down from the Supervisory Board due to illness.

There were also personnel changes on the Management Board during 2016. Mr. Price had to resign due to illness from his mandate on the Management Board with responsibility for Asset Management. This function was taken on by Mr. Moreau, who was previously a member of the Group Management Committee of the Axa insurance group. In August, Ms. Hammonds was appointed Chief Operating Officer and Mr. Steinmüller as the member of the Management Board of Deutsche Bank AG with responsibility for its business in Asia.

At the end of last year's General Meeting, Mr. Fitschen, who was Co-Chairman of the Management Board until then, left the Management Board. His accomplishments for the bank have already been honored on other occasions, so I would only like to mention here that we are all very pleased that he continues to contribute his wealth of experience and extensive network on behalf of the bank.

The prospective changes in individual Management Board members' responsibilities announced this March in connection with the capital actions will be reported on in the Annual Report for the 2017 financial year. Here can already be said that we believe Mr. Cryan's proposal to appoint Dr. Schenck and Mr. Sewing as Deputy Chairmen of the Management Board not only reflects the aim to reduce the workload of the Management Board Chairman but also send out an external confirmation of the bank's strong roots in Germany.

In the following, you will find detailed information in the customary format on how your Supervisory Board performed its obligations to monitor and advise the Management Board intensively in numerous matters during the past financial year. Specifically, in the year under review:

Report of the Supervisory Board

Over the preceding financial year, the Supervisory Board performed the tasks assigned to it by law, administrative regulations, the Articles of Association and the respective Terms of Reference.

The Management Board reported to us regularly, without delay and comprehensively on business policies and strategy along with other fundamental issues relating to management and culture as well as corporate planning, coordination and control. It also reported on the financial development, earnings situation, the bank's risk, liquidity and capital management as well as material litigation cases and transactions and events that were of significant importance to the bank. We were involved in decisions of fundamental importance. With regard to specific litigation cases and other key topics of significant importance for the bank, the Management Board provided enhanced reporting upon request. Regular discussions concerning important topics and upcoming decisions were also held between the Chairman of the Supervisory Board and the chairs of the Supervisory Board committees as well as the Co-Chairmen and Chairman of the Management Board.

In 2016, there were a total of 82 meetings of the Supervisory Board and its committees. When necessary, resolutions were passed by circulation procedure between the meetings.

Meetings of the Supervisory Board in plenum

The Supervisory Board held eleven meetings in plenum in 2016.

January 27, 2016

At the first meeting of the year on January 27, we discussed the development of business in the fourth quarter of 2015 and the 2015 financial year, along with a comparison of the plan-actual figures. The corporate planning for the years 2016 to 2018 was noted with approval, and we discussed the status of the implementation of Strategy 2020 with the Management Board. Topics we addressed included the bank's compensation system and the report of the Compensation Officer on the appropriateness of the compensation system for the Management Board. We also determined the level of the Management Board members' variable compensation for the 2015 financial year, while taking into account the recommendations of the Compensation Control Committee. We again resolved to suspend for the time being the payment of the deferred, variable compensation components from prior years of one incumbent and several former members the Management Board in light of the ongoing investigations in connection with various legal disputes. Furthermore, we concluded our assessment for 2015 of the Supervisory Board and Management Board in accordance with Section 25d (11) Nos. 3 and 4 of the German Banking Act. We received a report from representatives of the European Central Bank (ECB) on their evaluation of the bank in 2015 and on their regulatory priorities for 2016.

March 10, 2016

At our meeting on March 10, after the Management Board's reporting and a discussion with the auditor, and based on the Audit Committee's recommendation, we approved the Consolidated Financial Statements and Annual Financial Statements for 2015 and we agreed to the Management Board's proposal for the appropriation of distributable profit. Together with the Management Board, we discussed the Human Resources Report and the Compensation Report 2015. We also received reports on Risk Management as well as the status of considerations relating to strategy, which we discussed in detail. In addition, following extensive deliberations with our legal advisors, we concluded a settlement, also based on the recommendation of the Chairman's Committee and the Integrity Committee, with Dr. Breuer in Kirch matters and agreed to the settlement concluded in this context with the Directors & Officers' (D&O) insurers. Both of these settlements were subject to the approval of the General Meeting. In addition, we approved our proposals for the Agenda for the General Meeting, including the election proposals for the Supervisory Board, also based on the Nomination Committee's recommendations. Finally, we addressed risk management within the Group, the revised minimum ("Know-Your-Client") standards for the identification of new clients, regulatory topics, including in particular the Supervisory Review and Evaluation Process (SREP) as well as the final report on the ("Three Lines of Defense") program to strengthen control functions.

May 18, 2016

On the evening of May 18, the day before the General Meeting, we focused on key issues of the pending General Meeting. Furthermore, we received a report from the Management Board concerning the measures taken and still to be taken by the bank with regard to the Panama-based off-shore service provider Mossack Fonseca. After extensive discussions and deliberations, we approved the objectives for the Management Board for 2016. Our discussions also covered the development of business in the second quarter of 2016 and the progress made – as well as the challenges ahead – in the implementation of Strategy 2020. Furthermore, we addressed the results of the Thematic Review on Risk Governance and Appetite, which the ECB had conducted in the prior year at all of the institutions it supervises. We also discussed internal training topics.

June 8, 2016

At an extraordinary meeting on June 8, we deliberated on the written results of the ECB's Thematic Review on Risk Governance and Appetite, the measures to address the issues raised by the ECB, and the Chairman's Committee's draft of a response letter to the ECB. In addition, we addressed the succession plan for Mr. Thoma on the Supervisory Board.

July 28, 2016

On July 28, we appointed Ms. Hammonds and Mr. Steinmüller as members of the Management Board with effect from August 1, 2016, and Mr. Moreau with effect from October 1, 2016. The Management Board reported to us on the development of business in the first half of 2016, along with the effects on Strategy 2020 as well as the current challenges from the Management Board's perspective, which we then discussed extensively. Furthermore, we focused on the implementation of Strategy 2020, and an overview was given of the bank's information technology infrastructure in Germany. Together with the Management Board, we addressed the measures taken to strengthen the Compliance and Anti-Financial Crime (AFC) functions as well as the Comprehensive Capital Analysis and Review (CCAR) of Deutsche Bank in the USA. We received a report from the Management Board on the results of the employee survey and the bank's current control environment. Subsequently, the Management Board reported to us that the European Banking Authority's (EBA) stress test 2016 in coordination with the ECB and local regulators was launched in February 2016 and that the bank forwarded its data to the regulators on June 30, 2016. We also discussed the results of the ECB's Thematic Review, which it carried out for all larger banks in 2015.

September 2016

At the meeting in September, which traditionally takes place over two days and focuses on the topic of strategy, we addressed in detail the implementation of Strategy 2020, the effects on strategy from new regulations and the transformation program HORIZON for Germany, i.e. the comprehensive and fundamental transformation of the business model within the Private and Commercial Clients (PCC) division. Furthermore, we addressed the bank's business activities and strategy in Italy. For this reason, the meeting took place in Milan. We intensively discussed the strategic alignment of the bank and its business divisions with the Management Board and obtained reports from the Chairman of the Management Board on succession planning for key positions in the bank. In accordance with the regulatory requirements and the bank's strategic alignment, we deliberated on potential succession planning candidates for individual positions on the Management Board. The Management Board then informed us of the evaluation of Deutsche Bank Group in the UK. Furthermore, the remediation of topics specified in the ECB's letter regarding the Thematic Review on Risk Governance and Appetite was discussed.

September 27 and October 26, 2016

At two additional meetings on September 27 and October 26, the Management Board informed us promptly and comprehensively of the effects on the bank's financial and liquidity situation from the U.S. Department of Justice's (DoJ) initial demand, which became public, relating to a possible settlement in RMBS matters. Furthermore, we deliberated with the Management Board on the status of the settlement negotiations with the U.S. DoJ. In addition, the Management Board reported to us on various meetings with regulators.

October 27, 2016

On October 27, the Management Board reported to us on the development of business in the third quarter of 2016 and on the continued implementation of Strategy 2020. Based on a recommendation of the Chairman's Committee, we reissued the Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act. We subsequently discussed and resolved to approve the profiles of requirements developed by the Nomination Committee for the Chairperson of the Supervisory Board, the members of the Supervisory Board, the chairpersons of the respective committees and the members of the Management Board. In addition, the external advisor commissioned by the Nomination Committee presented his assessment in accordance with Section 25d of the German Banking Act of how the Management Board and Supervisory Board work.

December 13, 2016

On December 13, we received reports from the Management Board on the bank's current financial situation and in particular the earnings situation as of the end of November 2016, the disposal of Abbey Life, the status of the negotiations related to RMBS matters as well as Basel 4, the potential further effects of the presidential elections in the USA, the situation regarding Postbank and the closing of the Non-Core Operations Unit (NCOU) at the end of the year.

The Management Board reported on the D&O insurance program for the next financial year as well as the improvement of the bank's information technology (IT). The Management Board also reported to us on its considerations regarding the bank's business model in the USA while taking into account the evaluation of the Federal Reserve Bank of New York (FRBNY) in the context of the annual assessment of the U.S. operations of Deutsche Bank for 2015.

Based on a proposal of the Audit Committee and within the framework of the mandatory rotation of the auditor, we resolved that KPMG will not audit the Annual Financial Statements beyond the 2019 financial year. Furthermore, we approved an Information Regime to more efficiently structure the information and reporting duties specified by the Supervisory Board for the Management Board as well as the flow of information between the Management Board and the Supervisory Board.

December 23, 2016

At an additional meeting on December 23, we addressed the key points presented by the Management Board regarding the RMBS settlement agreement with the U.S. DoJ.

The Committees of the Supervisory Board

Chairman's Committee

In the 2016 financial year, the Chairman's Committee held a total of 23 meetings, including one jointly with the Compensation Control Committee. Primarily, the Committee handled the preparations for the meetings of the Supervisory Board and took care of ongoing matters. The Chairman's Committee issued approvals for the Management Board members' acceptance of mandates, honorary offices or special tasks outside of the Group. In particular, at several extraordinary meetings, the Committee closely monitored the bank's RMBS settlement negotiations with the U.S. DoJ. Due to the importance of the topic and the possible effects on the bank, the chairs of the other Supervisory Board committees and the Vice-Chair of the Integrity Committee also took part in these meetings.

Risk Committee

At its 14 meetings, thereof four held jointly with the Compensation Control Committee, three jointly with the Audit Committee and one with the Integrity Committee, the Risk Committee addressed in particular credit, liquidity, refinancing, country, market and operational risks. It monitored, in particular, the development and implementation of Strategy 2020 with regard to the effects on the bank's risk profile and risk appetite, advised the Management Board and discussed topics with it – together with the Audit Committee – regarding risk management and the timeframe for the remediation of identified deficiencies. The Risk Committee was regularly informed about the appropriateness of risk, capital and liquidity for the Group, about relevant regulatory requirements and corresponding changes in risk-weighted assets. This included the evaluations of the effects of the interest rate environment and macroeconomic developments on business, changes in provisions for credit exposures and litigation cases, as well as information about the business conditions in line with the bank's overall risk appetite and strategy. The Committee also dealt with the recovery and resolution plans (living wills) as required by law, as well as the analysis of possible crisis scenarios. It also monitored the conditions in the client business as to whether they are in line with the bank's business model and risk structure.

The Committee supported the Compensation Control Committee in assessing the effects of the compensation systems on the bank's risk, capital and liquidity situation. In this context, it reviewed the compensation systems' alignment to the bank's business strategy, focused on the institution's sustainable development, and to the risk strategies derived from this, as well as to the compensation strategy at the company and Group levels.

The Risk Committee made decisions on the bank's credit exposures and participations requiring approval under German law and the Articles of Association, to the extent the decision-making authority has been assigned to it according to its Terms of Reference.

Audit Committee

The Audit Committee held 14 meetings in 2016, including three jointly with the Risk Committee and one jointly with the Integrity Committee.

In addition, the Audit Committee held two meetings during January and March 2017. The latter was a joint meeting with the Risk Committee, also covering relevant topics for the year ended December 31, 2016.

Representatives of the bank's auditor as well as the Head of Group Audit attended all of these meetings. When necessary, resolutions were passed or recommendations issued for the Supervisory Board's approval.

Within the framework of these meetings, the Audit Committee dealt with the examination of the financial reporting process and advised on recommendations and proposals to ensure the integrity of the financial reporting process. Furthermore, it addressed the effectiveness of the Internal Control System (ICS), the Risk Management System (RMS) and the internal audit system as well as the auditing of the financial statements, focusing here in particular on the selection and independence of the auditor and the additional services performed by the auditor.

Regarding the financial reporting process, subjects covered at the meetings were, among others, the Annual Financial Statements and Consolidated Financial Statements for 2016, the interim reports as well as the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission. The Audit Committee dealt with the design and effectiveness of the established internal control over financial reporting and specifically discussed valuation matters with regard to financial instruments and legal provisions. In this context, it took into consideration not only the national regulations but also the requirements of the Sarbanes-Oxley Act. Furthermore, the Audit Committee had the Management Board report regularly on the "available distributable items" and the payment capacity on Deutsche Bank's Additional Tier 1 capital instruments.

The Audit Committee discussed in detail the effectiveness of the bank's ICS. In the context of their three joint meetings, the Audit Committee and Risk Committee also addressed the effectiveness of the bank's RMS, which is a part of the ICS. The Audit Committee periodically dealt with the status and progress against committed timelines of risk-oriented remediation of audit findings issued by the auditor of the Annual Financial Statements and Consolidated Financial Statements and by Group Audit, as well as from audits by the regulatory authorities and special audits. Individual areas of focus of the Audit Committee's supervision activities with respect to the effectiveness of the bank's ICS and RMS are outlined below:

- Programs to further strengthen the risk management and control systems, including:
  - The bank's "Three Lines of Defense" model with a focus on its further embedding in the bank and enhancements
  - Initiatives to further strengthen the Compliance function
- Enhancements of Anti-Money Laundering and Anti-Financial Crime controls
- Initiatives to modernize the IT infrastructure with a focus on risks and controls in the IT environment, as well as infrastructure programs to enhance the bank's regulatory reporting capabilities
- The bank's governance and controls for project management
- Establishing Deutsche Bank USA Corporation as the holding company ("U.S. Intermediate Holding Company") comprising a large part of the bank's business operations in the USA.

The Audit Committee did not receive any substantiated complaints within the framework of the established whistleblower system.

In the context of monitoring the effectiveness of the internal audit system, the Audit Committee took note of Group Audit's plan for the year – among other things – with approval and was kept up to date on the work of Group Audit. In this connection, the Audit Committee also took note of the planning of Group Audit's resources and the increase in staff levels in 2016.

The Committee dealt with the proposal for the election of the auditor for the 2016 financial year, verified the auditor's independence in accordance with applicable national and international rules, including the requirements of the German Corporate Governance Code and the U.S. Public Company Accounting Oversight Board, and submitted a recommendation to the Supervisory Board on the issuing of the audit mandate and the amount of the auditor's remuneration. The Audit Committee was regularly provided with reports on the engagement of accounting firms, including the auditor, with non-audit-related services. Furthermore, the Audit Committee dealt with the measures to prepare for the audit of the Annual Financial Statements and Consolidated Financial Statements for 2016 and specified its own audit areas of focus. Other topics addressed by the Audit Committee in the context of its mandate were in connection with the EU Audit Reform, in particular with regard to the monitoring of the more stringent independence requirements for the auditor, such as the monitoring of the procedure for the selection of the auditor (external rotation), the requirements for approving permissible non-audit services as well as the monitoring of the fee cap for non-audit services.

Integrity Committee

The Integrity Committee held twelve meetings altogether, including one jointly with the Audit Committee and one jointly with the Risk Committee. The topics covered at the Integrity Committee's meetings included governance, culture and environmental issues, for example, the implementation of the bank's corporate culture within its organizational structures and the challenges related to this, the effects of the revised policies on coal mining and energy, the handling of issues related to the mountain top removal mining method as well as the bank's governance structures. On our behalf, the Integrity Committee coordinated and monitored the investigations conducted by independent external advisors. Furthermore, it closely monitored – also on our behalf – selected, high-risk litigation cases and regulatory proceedings and addressed the insights gained from this. In addition, it addressed the subsequent obligations resulting from the conclusion of settlements.

Together with the Risk Committee, the Integrity Committee addressed operating risk capital and in particular estimates relating to legal risks ("legal risk guesstimates") as well as the process for disciplinary proceedings governed by labor laws. At the joint meeting with the Audit Committee, deliberations covered the procedures for determining provisions, contingent liabilities and the underlying estimates ("guesstimates") as well as, from an external perspective, the ("Know-Your-Client") process of identifying new clients.

Compensation Control Committee

The Compensation Control Committee held twelve meetings in the 2016 financial year, four of them jointly with the Risk Committee and one jointly with the Chairman's Committee. In accordance with the provisions of Section 25d of the German Banking Act and the Regulation on Remuneration in Financial Institutions, the Committee supported us in monitoring the appropriate structuring of the compensation systems for the Management Board and employees, in particular for the Compliance function as well as for employees with a material impact on the overall risk profile.

Within this framework, it supported the Supervisory Board in monitoring whether internal controls and other relevant areas had been properly involved in the structuring of the compensation systems. In this context, the Management Board also presented to the Committee the introduction of a new compensation framework, including the considered changes to the methodology for determining variable compensation. Furthermore, the Committee also addressed the determination and distribution of the total amount of variable compensation for the bank's employees, in particular in consideration of the affordability. It discussed the Compensation Report 2015 and the Compensation Control Report of the Compensation Officer, who came to the conclusion that the compensation system was appropriate and in accordance with the requirements of the Regulation on Remuneration in Financial Institutions.

The Committee prepared proposals regarding the compensation of the Management Board and also addressed the suspension of deferred compensation for current and former members of the Management Board.

Nomination Committee

The Nomination Committee held six meetings in 2016. It addressed succession and appointment issues in consideration of the statutory requirements and issued recommendations to the Management Board concerning the principles for selecting and appointing people to the senior management level. The Nomination Committee also obtained the opinion of an external advisor for the assessments of the Supervisory Board and Management Board of Deutsche Bank AG and their individual members to be performed by us in accordance with Section 25d (11) No. 3 and No. 4 of the German Banking Act. The advisor conducted interviews with all the Supervisory Board and Management Board members and prepared a report. The results were presented to the Nomination Committee and the full Supervisory Board at their meetings in October. Based on the discussions during these meetings, the contents of the report as well as the Committee's own expertise, the Nomination Committee submitted a proposal to us regarding the assessment of the Supervisory Board and Management Board as well as their members.

The Committee developed profiles of requirements for the Chairman of the Supervisory Board, the members of the Supervisory Board, the chairpersons of the respective committees as well as the members of the Management Board, and on this basis it deliberated on suitable candidates for positions to be filled on the Supervisory Board and Management Board. The Committee recommended to us that Ms. Garrett-Cox and Mr. Meddings be nominated for election at the General Meeting in May 2016, and that Ms. Hammonds, Mr. Steinmüller and Mr. Moreau be appointed as members of the Management Board.

After Mr. Thoma's resignation from his Supervisory Board mandate, the Nomination Committee recommended to us and the Management Board that Professor Dr. Simon be proposed for court appointment as new member of the Supervisory Board until the end of the General Meeting in May 2017. Furthermore, the Committee recommended that we nominate Dr. Achleitner and Professor Dr. Simon for election at the General Meeting in May 2017. Dr. Achleitner himself did not participate in the discussion or the subsequent voting on his nomination. In each case, we approved the Nomination Committee's specified proposals.

The Nomination Committee also supported us in the ongoing succession planning.

Furthermore, the Committee reviewed the training sessions completed by the Management Board in 2015 as well as those planned for 2016 in order to maintain the professional qualifications of the Management Board members in accordance with Section 25c (4) of the German Banking Act.

Mediation Committee

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2016.

The Chairman of the Supervisory Board and the Chairpersons of the Integrity Committee, Audit Committee and Risk Committee coordinated their work continuously and consulted each other regularly and – as required – on an ad hoc basis in order to ensure the exchange of information necessary to capture and assess all of the relevant risks for the performance of their tasks.

The committee chairpersons reported regularly to the Supervisory Board on the work of the committees. Every member of the Supervisory Board was able – in accordance with the statutory provisions – to participate in the committee meetings as a guest. At the beginning or end of the respective meetings, the committee members regularly held discussions in executive sessions without the participation of the Management Board or guests.

In 2016, the Supervisory Board members participated in the meetings of the Supervisory Board and of the committees in which they were members as follows:

Participation in meetings

	Meetings (incl. committees)	Meetings (plenary sessions)	Participation (plenary sessions)	Meetings (committees)	Participation (committees)	Participation in % (all meetings)
Achleitner	82	11	11	71	68	96
Böhr	17	11	11	6	6	100
Bsirske	51	11	10	40	39	96
Dublon	25	11	11	14	14	100
Duscheck	6	6	6	0	0	100
Garrett-Cox	15	11	11	4	4	100
Heider	23	11	11	12	12	100
Herling	51	11	11	40	38	96
Irrgang	23	11	11	12	12	100
Kagermann	51	11	10	40	37	92
Klee	23	11	10	12	11	91
Löscher	23	11	9	12	9	78
Mark	25	11	11	14	14	100
Meddings	36	11	10	25	25	97
Parent	32	11	10	21	21	97
Platscher	25	11	11	14	14	100
Rose	25	11	9	14	12	84
Simon	6	6	6	0	0	100
Stockem	13	5	3	8	5	62
Teyssen	17	11	9	6	6	88
Thoma	8	3	2	5	5	88
Trützschler	25	11	10	14	14	96

Corporate governance

As the General Meeting in May 2016 did not approve the system of compensation for the Management Board members, Dr. Achleitner, in his capacity as Chairman of the Supervisory Board, conducted discussions concerning this topic with compensation experts and representatives of investors. The results of these discussions were taken into account in the decision-making process and in the revised proposal on the system of compensation for the Management Board members for the General Meeting 2017.

Based on the recommendation of the respectively responsible committees, we agreed to Mr. Meddings, Dr. Achleitner, Professor Dr. Trützschler and Ms. Garrett-Cox being named as financial experts in the Annual Report and Dr. Achleitner and Professor Kagermann as compensation experts. Furthermore, we confirmed the independence, as defined by U.S. regulations, of all members of the Audit Committee and determined that the Supervisory Board has what we consider to be an adequate number of independent members.

At several meetings of the Nomination Committee and of the Supervisory Board in plenum, we addressed the evaluation prescribed by law of the Management Board and Supervisory Board. The final discussion of the results took place on February 1, 2017, and the results were set out in writing in a final report. We are of the opinion that the Supervisory Board and Management Board have achieved a high standard, but further challenges were also identified for us and the Management Board. These include, for example, a stronger focus on topics that will shape the future and the prompt handling of numerous, critical special issues from the past.

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act, which we last issued with the Management Board on October 28, 2015, was reissued at the meeting of the Supervisory Board on October 27, 2016. The text of the Declaration of Conformity 2016 issued on October 27, 2016, along with a comprehensive presentation of the bank's corporate governance, can be found beginning on page 445 of the Annual Report 2016 and on the bank's website at www.db.com/ir/en/documents.htm. Our Terms of Reference and the Terms of Reference for the Management Board are also published there, each in their currently applicable versions.

Training and further education measures

Members of the Supervisory Board complete the training and further education measures required for their tasks on their own. Furthermore, numerous further education measures were conducted with Supervisory Board in plenum and with its committees to maintain the required specialized knowledge. Topics included, for example, information technology security, digitalization, compensation regulations, the current control environment and the effectiveness of internal control systems.

For the new members that joined the Supervisory Board in 2016 and 2017, induction courses were held with the support of the Office of the Supervisory Board to facilitate their induction into office.

Conflicts of interest and their handling

In June, Ms. Parent and Ms. Dublon, as U.S. citizens, disclosed a potential conflict of interest with regard to sanctions against Iran. For this reason, they do not receive any documents relating to Iran and also do not participate in voting on resolutions in this context.

In his capacity as member of the Nomination Committee and as Chairman of the Supervisory Board, Dr. Achleitner did not participate in the discussions of and the voting on the resolution regarding the proposal for his re-election at the General Meeting. Also, Dr. Achleitner did not participate, as a precautionary measure, in the meetings of the Integrity Committee at which the ongoing investigations into a possible violation of cooperation duties vis-à-vis foreign regulatory authorities and the interim results of these were reported on.

For the same reason, he did not participate in the deliberations and voting on resolutions of the Chairman's Committee and the Supervisory Board when they were in connection with the ongoing investigation into this topic.

Litigation and regulatory investigations

In 2016, again, we regularly addressed the high-risk litigation cases and regulatory investigations, closely monitored the cases selected by the Supervisory Board in 2014 and 2015 due to their particular importance and supervised the settlement negotiations conducted by the Management Board. Reports were regularly provided to us by the Management Board at the Integrity Committee and Supervisory Board meetings as well as on an ad hoc basis.

The Supervisory Board completed the independent forensic investigation it approved in April 2015 into a potential Management Board responsibility in connection with CO_2 emission certificates trading. In March 2016, we resolved to conduct a further independent forensic investigation into the possible breach of cooperation duties vis-à-vis foreign regulatory authorities, which had led to higher fines. Within the framework of this investigation, which has been completed in the meantime, it was necessary to clarify the role of an incumbent Management Board member and of several former members of the Management Board that had led to this decision. We were supported by independent external advisors in both of these investigations.

Furthermore, we addressed the petition of a shareholder for the court appointment of special auditors regarding the proposals for special audits rejected by the last General Meeting. In addition, reports and consultations on the follow-up matters related to the various Kirch proceedings continued to be among the topics covered, in particular the criminal proceedings heard before the Munich Regional Court and the appeal filed by the public prosecutor's office in Munich against parts of the ruling handed down in this proceeding.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft has audited the accounting, the Annual Financial Statements and the Management Report for 2016 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2016. KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft had been elected by the Ordinary General Meeting on May 19, 2016, as the auditor of the Annual Financial Statements and Consolidated Financial Statements. The audits led in each case to an unqualified opinion.

The Auditor's Reports for the Consolidated Financial Statements and Annual Financial Statements for the 2016 financial year were each jointly signed by the Auditors Mr. Pukropski and Mr. Beier and dated March 15, 2017. Mr. Pukropski signed the Auditor's Report for the Consolidated Financial Statements and Annual Financial Statements for the first time for the 2013 financial year. Mr. Beier signed the Auditor's Report for the Consolidated Financial Statements and Annual Financial Statements for the first time for the 2012 financial year.

The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements at its meeting on March 15, 2017, and KPMG provided its final report on the audit processes. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. Based on the recommendation of the Audit Committee and after inspecting the Annual Financial Statements and Consolidated Financial Statements documents, we agreed with the results of the audits following an extensive discussion with the auditor and determined that, also based on the results of our inspections, there were no objections to be raised.
Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. We agree to the Management Board's proposal for the appropriation of distributable profit.

Personnel issues

With effect from January 1, 2016, Mr. Price was appointed member of the Management Board. Furthermore, Ms. Hammonds and Mr. Steinmüller were appointed members of the Management Board with effect from August 1, 2016, and Mr. Moreau with effect from October 1, 2016. Furthermore, Mr. Sewing's appointment as member of the Management Board was extended on February 1, 2017, for another five years until December 31, 2022.

Mr. Fitschen left the Management Board with effect from the end of the General Meeting on May 19, 2016, and Mr. Price with effect from June 15, 2016. Since Mr. Fitschen's departure from the Management Board, Mr. Cryan has been the sole Chairman of the Management Board. On March 5, 2017, we also resolved to appoint with immediate effect Dr. Schenck and Mr. Sewing as Deputy Chairmen of the Management Board.

With effect from the end of May 28, 2016, Mr. Thoma stepped down as member of the Supervisory Board. In his place, Professor Dr. Simon was appointed member of the Supervisory Board by the court on August 23, 2016. We elected Ms. Parent to be Chair of the Integrity Committee and Dr. Teyssen to be Vice-Chair of the Integrity Committee.

With effect from August 2, 2016, Mr. Duscheck was appointed member of the Supervisory Board by the court and thus succeeded Mr. Stockem, who resigned as member of the Supervisory Board due to health reasons with effect from July 31, 2016.

Mr. Herling resigned as member of the Supervisory Board with effect from December 31, 2016. For the remainder of his term of office, he is replaced by the elected substitute member, Mr. Rudschäfski, who was also elected to be his successor as Deputy Chairman.

We thank the members of the Supervisory Board and the Management Board who left last year for their dedicated work and for their constructive assistance to the company during the past years.

Frankfurt am Main, March 16, 2017

The Supervisory Board



Dr. Paul Achleitner
Chairman

Supervisory Board

Dr. Paul Achleitner
– Chairman
Munich

Alfred Herling*
until December 31, 2016
– Deputy Chairman
Wuppertal

Stefan Rudschäfski*
since January 1, 2017
– Deputy Chairman
Kaltenkirchen

Wolfgang Böhr*
Dusseldorf

Frank Bsirske*
Berlin

Dina Dublon
New York

Jan Duscheck*
since August 2, 2016
Berlin

Katherine Garrett-Cox
Brechin, Angus

Timo Heider*
Emmerthal

Sabine Irrgang*
Mannheim

Prof. Dr. Henning Kagermann
Königs Wusterhausen

Martina Klee*
Frankfurt am Main

Peter Löscher
Munich

Henriette Mark*
Munich

Richard Meddings
Sandhurst

Louise M. Parent
New York

Gabriele Platscher*
Braunschweig

Bernd Rose*
Menden

Prof. Dr. Stefan Simon
since August 23, 2016
Cologne

Rudolf Stockem*
until July 31, 2016
Aachen

Dr. Johannes Teyssen
Dusseldorf

Georg F. Thoma
until May 28, 2016
Neuss

Prof. Dr. Klaus Rüdiger Trützschler
Essen

* Employee representatives

Committees

Chairman's Committee

Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*
until December 31, 2016

Prof. Dr. Henning Kagermann

Stefan Rudschäfski*
since January 1, 2017

Mediation Committee

Dr. Paul Achleitner
– Chairman

Wolfgang Böhr*

Alfred Herling*
until December 31, 2016

Prof. Dr. Henning Kagermann

Stefan Rudschäfski*
since January 1, 2017

Audit Committee

Richard Meddings
– Chairman

Dr. Paul Achleitner

Katherine Garrett-Cox
since September 17, 2016

Henriette Mark*

Gabriele Platscher*

Bernd Rose*

Prof. Dr. Klaus Rüdiger Trützschler

Risk Committee

Dina Dublon
– Chairperson

Dr. Paul Achleitner

Wolfgang Böhr*
since August 1, 2016

Richard Meddings

Louise M. Parent

Rudolf Stockem*
until July 31, 2016

Nomination Committee

Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*
until December 31, 2016

Prof. Dr. Henning Kagermann

Stefan Rudschäfski*
since January 1, 2017

Dr. Johannes Teyssen

Integrity Committee

Louise M. Parent
– Chairperson
since April 29, 2016

Dr. Johannes Teyssen
– Vice Chairperson
since April 29, 2016

Georg F. Thoma
– Chairman
until April 28, 2016

Dr. Paul Achleitner

Sabine Irrgang*

Timo Heider*

Martina Klee*

Peter Löscher

Compensation Control Committee

Dr. Paul Achleitner
– Chairman

Frank Bsirske*

Alfred Herling*
until December 31, 2016

Prof. Dr. Henning Kagermann

Stefan Rudschäfski*
since January 1, 2017

* Employee representatives

Our business strategy

— Decisive step forward to become stronger and grow
— More capital, lower costs
— Three strong business divisions going forward – including Postbank
— Re-focus global capabilities, Germany will remain our anchor

We are a leading European bank with a global reach supported by a strong home base in Germany, Europe's largest economy. We serve the real economy needs of our corporate, institutional, asset management and private clients, providing services in transaction banking, corporate finance and capital markets, asset management, wealth management and retail banking. Our franchise remained strong across our core businesses despite a challenging environment in 2016.

Update on strategy execution

We outlined a multi-year strategy in October 2015 to build on the core strengths of our business model and client franchise. The four key goals were to be: simpler and more efficient, less risky, better capitalized and better run with more disciplined execution.

In 2016, we made material progress towards our goals in what proved to be an unexpectedly challenging market environment. Major achievements in 2016 included:

- A reduction of our adjusted costs (total noninterest expenses excluding impairment of goodwill and other intangible assets, litigation, restructuring and severance, and policyholder benefits and claims) by 7% in 2016 to €24.7 billion (by 5% excluding the effect of changes in exchange rates. To exclude the effect of changes in exchange rates, 2015 adjusted costs were recalculated using 2016 monthly average exchange rates.).

- The completion, on schedule, of the accelerated wind down of the Non-Core Operations Unit, which was then closed at the start of 2017.

- The settlement or resolution of over two dozen major litigation matters, including some of our most significant litigation matters such as the settlement with the U.S. Department of Justice (DOJ) relating to U.S. residential mortgage-backed securities (RMBS).

- The completion of key strategic disposals, including the sale of our stake in the Hua Xia Bank and the sales of Abbey Life and the U.S. Private Client Services.

- All previously announced country exits completed or on track for completion in 2017.

- The transformation of the German retail business including branch reductions is well on track.

- The strengthening of our CET1 ratio to 11.8% on a fully loaded basis and 13.4% on a phase-in basis at year end 2016, increases of 70 basis points and 20 basis points respectively from December 31, 2015. The strengthening of the CET1 ratios largely reflected managed reductions in risk-weighted assets (RWA) over the course of 2016.

- Substantial investment in our control functions, including the ongoing implementation of a more comprehensive Know-Your-Client (KYC) process and an off-boarding process for higher risk clients.

- The replacement or reassignment of approximately 70% of top management to drive improved execution of our strategy.

Global Markets (GM) has completed the reshaping of the Securitized Trading business (ahead of the targeted timeline), substantially completed its targeted leverage reduction in Agency RMBS, strengthened Know-Your-Client (KYC) processes and controls, ceased active coverage of approximately 3,800 clients identified as high risk/low potential, completed most of its country optimization strategy in 2016 (ahead of schedule), and remains on target to complete the remainder on time. GM has also completed the exit of its residual presence in South Korea, Russia and Brazil.

Corporate&Investment Banking (CIB) has sharpened its focus on priority clients and banker productivity to optimize returns across the CIB business. Despite a challenging macroeconomic environment in the eurozone, we remained a top 3 investment bank in EMEA and continued to be involved in some of the largest deals. We also continued to deliver resilient Transaction Banking results in a challenging market environment with prolonged low interest rates, a volatile geo-political backdrop, and its implications for global trade. A new global head was recently appointed to lead the Global Transaction Banking business.

The Deutsche Asset Management (Deutsche AM) franchise continues to perform very well amidst some challenging and volatile market conditions. We recently completed the sale of the Abbey Life unit to Phoenix Life Holdings. This improved the Bank's CET1 ratio by approximately 10 basis points. The Bank also hired and appointed a new head of Asset Management, Nicolas Moreau, to drive the future growth of the Deutsche AM business going forward.

The Private, Wealth&Commercial Clients (PW&CC) franchise is closing branches and reducing staff in the German retail business. PCC International branch closures are ahead of plan. PW&CC has also made significant progress on digitization initiatives, including the opening of the Digital Factory in Frankfurt in September 2016.

As per 2016 targets, the former corporate division Non-Core Operations Unit (NCOU) successfully executed its de-risking strategy and achieved its 2016 year-end target risk weighted assets (RWA) of less than €10 billion. At the end of 2016, NCOU had €9.2 billion RWA and €7.9 billion leverage exposure, down from €32.9 billion RWA and €36.6 billion leverage exposure at the end of 2015. The residual NCOU assets have been transferred back to respective divisions they originally came from, as of the start of 2017.

In addition to the difficult operating environment in 2016 driven in large part by macroeconomic and geopolitical uncertainty, we also faced substantial challenges specific to Deutsche Bank itself. These challenges arose from adverse speculation about our financial health. This led to concerns among some clients and counterparties and negatively affected revenues in 2016. That was particularly the case in the late third and early fourth quarters around the purported size of a settlement with the DOJ in respect of the RMBS matter and its potential impact on us.

Financial Targets

»To reach our goals, we are now placing Deutsche Bank on three strong pillars [...] At the same time, we need to control our costs even more tightly. Last year, we achieved a lot. However, in this tough environment, further reductions are unavoidable. We aim to reduce adjusted costs from 24.1 billion euros last year to around 21 billion euros by 2021. Given our recent successes, I am all the more confident that we will reach these goals.«

Message from John Cryan on Deutsche Bank's capital increase and strategy to all employees on March 5, 2017

Group financial targets

Simpler & more efficient	CET 1 ratio[1]	Comfortably above 13%
Less risky	Leverage ratio	4.5%
Better capitalized	Post-tax RoTE	~10% in a normalized operating environment
Disciplined execution	Dividend per share	Aspiration to deliver competitive dividend payout ratio for FY 2018 and thereafter
	Adjusted costs[2]	~€ 22 bn by 2018 / ~€ 21 bn by 2021

[1] Full implementation of Basel 3
[2] Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangibles

Overview of new strategic measures

The macroeconomic, geopolitical, and regulatory outlook has changed substantially since we launched our strategy in 2015. As a result of these changes in the operating environment and the substantial challenges specific to Deutsche Bank in 2016, we undertook an updated planning process and strategic review in late 2016 and early 2017.

This review has now been completed. Its fundamental conclusion is that our core business model of being a global bank, which serves a range of institutional, corporate and private clients combined with a strong home base in Germany with a resilient corporate, institutional, asset management and private client franchise, remains the foundation of our strength and long-term growth prospects.

Nonetheless, our management decided to undertake a number of new steps to further strengthen the bank and place it in a better position to pursue growth opportunities. These actions include:

- Substantially strengthened capitalization through a capital increase, expected to result in net proceeds of approximately €8 billion, which is expected to result in a CRR/CRD4 fully loaded Common Equity Tier 1 capital ratio (CET 1 ratio) of approximately 14% and a CRR/CRD4 fully loaded leverage ratio of approximately 4% (pro forma as of December 31, 2016).

- Up to €2 billion of incremental capital creation targeted through the planned initial public offering (IPO) of a minority stake in the Deutsche Asset Management division (Deutsche AM), and from additional business disposals with an identified RWA of approximately €10 billion and leverage exposure of approximately €30 billion, the majority of which we plan to complete over the next 18 months.

- Reorganization of our business divisions into three distinct units, with the goals of strengthening the businesses of each, enhancing client coverage, improving market share and driving efficiencies and growth:
  - The new Corporate&Investment Bank (CIB) that combines our markets, advisory, financing and transaction banking businesses.
  - Private&Commercial Bank (PCB) that combines Postbank and our existing private, commercial and wealth management businesses.
  - An operationally segregated Deutsche Asset Management (Deutsche AM).

- The integration of Postbank and PCB's German business with the goal of creating a market leading retail presence in Germany, driving greater efficiency through scale and better earnings and funding stability for Deutsche Bank.

- The establishment of a cost reduction program targeting to achieve adjusted costs of approximately €22 billion in 2018 and approximately €21 billion by 2021, which would include the impact of retaining Postbank's adjusted costs (€2.7 billion in 2016).

- Separately managing identified legacy asset portfolios with approximately €20 billion of RWA and approximately €60 billion leverage exposure targeted to be reduced to approximately €12 billion of RWA and approximately €30 billion leverage exposure, respectively, by 2020.

- The incurrence of restructuring and severance costs of approximately € 2 billion, the majority of which is expected to be incurred over the period 2017 to 2019.

- Targeting a competitive dividend payout ratio for the financial year 2018 and thereafter with an intention that the Management Board will recommend at the Annual General Meeting in May 2017 to pay a dividend of €0.19 per share out of distributable profit for 2016. The dividend to be paid out of Deutsche Bank AG's distributable profit for 2016 contains a component reflecting the distributable profit carried forward from 2015 of approximately €165 million and a dividend of €0.11 per share out of the remaining distributable profit for 2016. Overall, we expect to pay out a total dividend of approximately €400 million in May 2017.

- Targeting a post-tax Return on Average Tangible Equity (RoTE) of circa 10% in a normalized operating environment.

The fundamental goal of these additional strategic measures is to make Deutsche Bank a stronger, safer bank that is well positioned to pursue growth opportunities through its strong global client franchise. Our management believes we will be able to achieve this by:

- having capital levels the sufficiency of which are beyond question,

- having a leading CIB franchise with the scale and strength to successfully compete and grow globally,

- occupying the number one private and commercial banking position in our home market of Germany,

- giving our world class Deutsche AM division operational segregation that can support accelerated growth,

- reducing the size of our corporate center and cost base in part through more front to back alignment and shifting large portions of infrastructure functions to the business divisions and

- shifting our earnings and business mix more towards stable businesses.

New financial targets

We have adopted new financial targets that replace the targets announced in October 2015. The new targets are:

- Adjusted costs of €22 billion by 2018, and €21 billion by 2021, which includes the adjusted costs of Postbank.

- Post-tax RoTE of approximately 10% in a normalized operating environment.

- CET1 ratio comfortably above 13% on a fully loaded basis.

- Leverage ratio of 4.5%.

- Targeting a competitive dividend payout ratio for the financial year 2018 and thereafter.

Our plan for 2017 is based on assumed foreign exchange rates of EUR/USD 1.01 and EUR/GBP 0.88.

Geographically, Germany will remain our anchor – our home market where we intend not only to maintain, but to further expand our leading position in all three of our business divisions. PCB will be primarily focused in Germany, with wealth management businesses around the world. Given the global nature of our core corporate clients, we intend to retain CIB capabilities across Germany and EMEA (ex-Germany), the U.S. and Canada, and in Asia Pacific (APAC). While we intend to have a global institutional client footprint, we expect to be primarily focused on Germany and EMEA (ex-Germany) where our competitive franchise is strongest. We also intend to maintain a strong but more focused U.S. footprint. Deutsche AM intends to retain its core focus in Germany and EMEA (ex-Germany), with selective capabilities in the U.S. and APAC.

Fundamentally, we intend to retain our global capabilities, but plan to focus those capabilities where our management believes our franchise is the strongest, the growth potential the largest, and the potential risk adjusted returns the highest. Our management believes that the reorganization of the business divisions will be critical to achieve this.

Corporate Profile

»The Management Board has decided on some fundamental revisions and decisive advances in the strategy we announced in the autumn of 2015. [...] There are three core elements:

- Strengthening our position in our home market by combining Postbank with our Private & Commercial Clients business, thus creating the clear market leader in Germany;
- Unleashing the growth potential of Deutsche Asset Management by floating a minority stake; and
- Reinforcing our business with international corporations by creating a single, integrated corporate and investment bank. This business has been the hallmark of Deutsche Bank since we were founded.«

Message from John Cryan on Deutsche Bank's capital increase and strategy to all employees on March 5, 2017

Corporate operating divisions (2016)[1] | Operating business divisions (2016) | Corporate divisions (2017)


Global Markets
Debt Sales & Trading[2]
Equity Sales & Trading
Corporate & Investment Banking
Corporate Finance
Global Transaction Banking
Corporate & Investment Bank
Private, Wealth & Commercial Clients
Private & Commercial Clients
Wealth Management
Postbank
Retail Banking
Corporate Banking
Private & Commercial Bank
Deutsche Asset Management
Asset Management
Deutsche Asset Management

[1] In line with our strategy, the Non-Core Operations Unit (NCOU) closed effective 1 January, 2017
[2] Going forward to be referred to as Fixed Income & Currencies (FIC)

Deutsche Bank share and bonds

– Capital increase supports strategic reorganization
– More private shareholders
– Demanding market environment for bonds

Following a weak year-end to 2015 the international stock exchanges continued their modest performance at the beginning of 2016. This development was driven largely by the global economic situation and the uncertainty around the future monetary policy stance of the central banks. By mid-February, all the major stock market indices were down significantly; the DAX, for instance, fell by around 19% below 9,000 points. Bank stocks were hit even harder; the STOXX Europe 600 Banks suffered a setback of 29%. In this environment the Deutsche Bank share fell by more than the average. Following the publication of the 2015 full-year results, fixed-income investors in particular expressed their concern about the Bank's ability to pay the coupons on its AT1 bonds. The slump in bond prices had a negative impact on the share price, with the Deutsche Bank share down 41% from the start of the year to its low for the quarter of €13.23 on 9 February 2016. In the second quarter additional pressure built on the stock markets due to the referendum on the UK's membership of the European Union. The DAX retreated by 10% in the first half of 2016; the decline in the STOXX Europe 600 Banks over the same period was again much steeper at 31%. The Deutsche Bank share traded some 45% lower at the end of the first six months of the year. In the third quarter, European stock indices rallied slightly. While the DAX managed to recover from its first-half losses during the third quarter, the performance of bank stocks remained negative. The STOXX Europe 600 Banks was able to curtail its losses slightly, but it still closed the third quarter down by 23% compared with year-end 2015. While the Deutsche Bank share initially also managed to make good some of its losses from the first half-year, on 30 September the share price fell to its lowest point for the year of €9.90 (intraday). The share closed at €11.57 at the end of the day and thus at the end of the third quarter, a decline of 49% compared to the beginning of the year. This significant drop in the share price in the second half of September resulted from the uncertainty surrounding the then unresolved litigation cases. The election victory of Donald Trump in the USA sent U.S. markets and above all bank stocks soaring in early November. The STOXX Europe 600 Banks also benefited from expectations of banking deregulation. Since then the index rose steadily and closed 2016 down by just 7%. The announcement in early December of the extension of the ECB's bond purchasing programme led to renewed price gains, with the result that the DAX closed 2016 up 7% compared to the end of 2015. The Deutsche Bank share also benefited from the general market environment and managed to recoup some of its losses especially during the last two months of 2016. The share ended the year 23% lower at €17.25.

1–1
Market capitalization
In € bn. at year-end


12
30.6
13
35.4
14
34.5
15
31.1
16
23.8
0
20
40

1–2
Regional distribution of share ownership
In % at year-end 2016


1%
Other
4%
Switzerland
18%
USA
20%
European Union (excl. Germany)
56%
Germany

Figures rounded

Strategy – Important milestones have been reached

In the year under review, Deutsche Bank made good progress in implementing its strategic agenda. Savings generated by the cost reduction program became visible and also the reduction in complexity within the Group is yielding positive effects. The accelerated wind-down of the Non-Core Operations Unit contributed to the considerable reduction in risk-weighted assets. Reducing legal risks remained a high priority. Changes in the operating environment and the challenges specific to Deutsche Bank led to a strategic review in early 2017. The management decided to undertake a number of new steps to further strengthen the bank and place it in a better position to pursue growth opportunities. This strategic reorganization is supported by a capital increase. Through this step, Deutsche Bank plans to reach a Common Equity Tier 1 capital ratio of approximately 14% (fully loaded, pro forma as of December 31, 2016). The Management Board and the Supervisory Board intend to propose at the Annual General Meeting in May 2017 to pay aggregate dividends of € 0.19 per share.

Market capitalization decreased

Deutsche Bank's market capitalization at the end of 2016 was €23.8 billion, approximately €7.3 billion less than a year before. Chart 1–1 On average, 13.2 million Deutsche Bank shares were traded daily on Xetra, up 5.4 million on the previous year. The Xetra trading volume in Deutsche Bank shares in 2016 was €48.4 billion (single counting), down by €5.4 billion on 2015. The ratio in Xetra share trading was 13.7% (basis differs from previous years due to a change in DAX-listed companies), compared with 8.0% in 2015. Deutsche Bank's share was thus the most actively traded DAX security (2015: no. 4). Its share weighting in the DAX was 2.5% (2015: 3.5%). On the New York Stock Exchange, where the Deutsche Bank share has been listed since 2001, the average number of shares per day traded rose by 4.1 million compared with the previous year to 6.2 million shares.

The substantial decline in the share price in 2016 reduced the long-term total shareholder return. An investor who bought Deutsche Bank shares for €10,000 at the start of 2012, reinvested dividends and subscribed to capital increases without injecting additional funds would have held a portfolio worth €6,776 at the end of 2015. This corresponds to an average annual loss of 7.5% per year. For the STOXX Europe 600 Banks, an annual increase of 8.6% was recorded for the same period; the DAX 30 recorded a plus of 14.2%.

More private investors, four large shareholders

Deutsche Bank shares continue to be almost entirely in free float. Around 99% of the bank's shareholders in 2016 were private investors. At the end of 2016, retail investors held 23% (2015: 19%) of the share capital, while institutional investors held 77% (2015: 81%) of the subscribed capital of €3,530,939,215.36.

Deutsche Bank has four large shareholders whose holdings are above the statutory reporting threshold of 3%. BlackRock Inc., Wilmington, has the largest holding of 5.95%. Paramount Services Holdings Ltd., British Virgin Islands, and Supreme Universal Holdings Ltd., Cayman Islands, each hold 3.05%. Hainan Jiaoguan Holding Co., Ltd., Haikou, has notified us that as of February 15, 2017, it holds 3.04% of our shares.

The number of shareholders increased in 2016 to 598,122 (2015: 561,559). This reflects an increase in the number of private shareholders in the reporting year. The regional distribution of share capital shifted again in favor of the USA. According to the share register, the share capital held in Germany remained unchanged at 56% compared to 2015. So did the percentage held in Switzerland (4%). The percentage held in the European Union excluding Germany declined to 20% (2015: 22%); the percentage held in the rest of the world declined to 1% (2015: 3%). The percentage of share capital held in the USA rose the second year in succession, reaching 18% (2015: 15%). Chart 1–2 The regional distribution of share ownership is based on share custody locations, which are not necessarily the shareholders' places of residence.

Share buybacks for compensation plans

The General Meeting in 2016 granted the Management Board the authorization to buy back up to 10% of the share capital (137.9 million shares) by the end of April 2021. A maximum of 5% of the share capital (69.0 million shares) can be purchased using derivatives. These authorizations replaced the authorizations of the 2015 General Meeting. During the period between the 2016 General Meeting and December 31, 2016, 0.9 million shares were bought back. The shares purchased were used for equity compensation purposes. As of December 31, 2016, no shares were held from buybacks.

Solid demand for Deutsche Bank's debt

Despite the issues Deutsche Bank was facing in 2016, the bank enjoyed strong support from debt investors allowing refinancing at reasonable spreads. In 2016, Deutsche Bank issued a total of €31.8 billion in debt instruments at an average spread of 129 bps over 3-months-EURIBOR (all non-Euro funding spreads are rebased versus 3-months EURIBOR) and an average tenor of 6.7 years. Of the total, €17 billion were benchmark issuances, meeting certain minimum size requirements and a further €14.8 billion were raised by private placements with institutional investors and retail-targeted issuance. See Management Report on Credit Ratings p. 76–77

The most significant transactions in 2016 included a €1.6 billion senior unsecured issuance in March 2016 with a maturity of 3 years. Two other significant transactions were a €0.75 billion Tier 2 issuance with a maturity of 10 years issued in May and a U.S. $4.5 billion senior unsecured benchmark with a tenor of 5 years issued in October.

Overall, Deutsche Bank's issuance activities are well diversified across markets, instruments, currencies and investor types. At the end of December 2016, 72% of the bank's total funding comes from the most stable funding sources, such as retail and transaction banking deposits, capital markets issuance and equity.

1-3
Long-term total return index

Total return index, beginning of 2012 = 100
— STOXX Europe 600 Banks
— Deutsche Bank


150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2012
2013
2014
2015
2016

Source: Bloomberg

Information on the Deutsche Bank share

Structural Data

		2016	2015	2014
Number of shareholders		598,122	561,559	599,230
Shareholders by type in % of share capital[1]	Institutional (including banks)	77	81	80
	Private	23	19	20
Regional breakdown in % of share capital[1]	Germany	56	56	57
	European Union (excluding Germany)	20	22	21
	Switzerland	4	4	7
	USA	18	15	13
	Other	1	3	4

Key Figures

	2016	2015	2014
Total return of Deutsche Bank share[2]	(23.4%)	(7.5%)	(22.5%)
Share in equities trading (Xetra)	13.73%[4]	7.96%	9.27%
Average daily trading volume (in million shares)[3]	13.2	7.8	8.1
Share price high	€22.10	€33.42	€38.15
Share price low	€9.90	€20.69	€22.66
Dividend per share for the financial year (in €)	0.11[5]	0.08[5]	0.75

	Dec 31, 2016
Issued shares	1,379,273,131
Outstanding shares	1,379,069,689
Share capital	€3,530,939,215.36
Market capitalization	€23.79 billion
Share price[6]	€17.25
Weighting in the DAX	2.54%
Weighting in the Euro STOXX 50	1.07%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	US$
WKN	514000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Figures rounded
[2] Share price based on Xetra
[3] Order book statistics (Xetra)
[4] Basis differs from previous years due to change in DAX-listed companies
[5] Proposal for the Annual General Meeting on May 18, 2017
[6] Xetra closing price

1 Management Report

Operating and Financial Review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our Operating and Financial Review includes qualitative and quantitative disclosures on Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components as required by International Financial Reporting Standard (IFRS) 8, "Operating Segments". This information, which forms part of and is incorporated by reference into the financial statements of this report, is marked by a bracket in the margins throughout this Operating and Financial Review. For additional Business Segment disclosure under IFRS 8 please refer to Note 4 "Business Segments and Related Information" of the Consolidated Financial Statements.

Executive Summary

The Global Economy

Economic growth (in %)	2016	2015	Main driver
Global Economy[1]	**3.0**	3.3	Global economic growth weakened in 2016 due to the slowdown in the industrialized countries. Growth in Emerging Markets remained unchanged.
Thereof:			
Industrialized countries[1]	1.6	2.1	High debt levels and an again disappointing global trade weighed on growth.
Thereof: Emerging markets[1]	4.1	4.1	The monetary policy stance of major central banks bolstered the economy.
Eurozone Economy[1]	**1.7**	1.9	Low oil prices and extremely expansive monetary policy had a supporting effect, but falling inventories and negative net exports resulted in an overall growth weakening.
Thereof: German economy	1.9	1.7	Stronger consumption growth more than offset the dampening effect of net exports.
U.S. Economy	**1.6**	2.6	Weakest growth since 2011, with foreign trade, investments in machinery and equipment, and negative inventory cycle weighing on growth. Solid consumer growth stabilized.
Japanese Economy[1]	**1.0**	1.2	Consumer spending picked up, but more than offset by weaker exports and investments.
Asian Economy[1, 2]	**6.0**	6.1	Moderate growth continued, weighed by weak demand from the industrialized countries and China.
Thereof: Chinese Economy	6.7	6.9	Growth slowed again in China, with weaker momentum across all sectors. The government stabilized the situation with additional investments, and sought to limit risks.

Source: National authorities
[1] 2016 data is sourced from Deutsche Bank Research forecasts. [2] Excludes Japan.

The Banking Industry

Lending to the private sector in the eurozone continued to experience very subdued growth in 2016. Corporate lending volumes stagnated as in the prior year, following an overall contraction of almost one-tenth in the three previous years. Lending to households saw moderate growth (roughly 2 % year-on-year), primarily due to the expansion in the mortgage business. On liabilities, the strong growth in corporate deposits continued (approximately 6 % p.a.), and inflows from household deposits climbed to almost 4 % despite minimal interest rates. Overall, the pace of growth picked up slightly for deposits, widening its lead over lending growth. Interest rates fell further. The slight increase in volumes was insufficient to offset the approximately 7 % year-on-year decline in margins, meaning that banks' net interest income is expected to continue falling somewhat following a temporary rise in 2014 and 2015.

In the lending business, Germany increased its lead over the eurozone in 2016 after loan growth was similarly anaemic in both regions in the prior year. Corporate lending was up more than 2 % year on year thanks to a strong second half of 2016, while the figure for households was 3 %, primarily attributable to the solid growth in mortgage loans. Paradoxically, the growth in private-sector deposits accelerated to approximately 5 % despite the fact that interest rates remain below the European average. In fact the aggregate interest rate on corporate deposits dipped into negative territory for the first time in history. Nevertheless, this did not stop businesses from depositing an increasing amount of liquidity with banks. The corporate sector in Germany proved to be unusual from a banking perspective in that it was a net saver, i.e. its deposits exceed lending volumes.

Lending in the U.S. initially picked up even further speed in 2016 from an already high starting level, before slowing somewhat in the fourth quarter of 2016. Overall, however, the traditional balance sheet business maintained a strong momentum, with retail lending rising some 5 % year on year and corporate lending up more than 8 %. The latter has eclipsed pre-crisis figures in nominal terms to hit a new all-time high, driven by a broad recovery based on both, commercial real estate and traditional corporate loans. The retail segment benefitted from the continuing upsurge in consumer loans as well as the turnaround in the mortgage business, which posted its first solid growth since the crisis. Private-sector deposits continued to grow extraordinarily fast and have recently gained even more speed (up approximately 8 % year-on-year). Their total volume has doubled since 2004.

Total outstanding loans in Japan continued to expand at more than 2 % year-on-year, while the inflow of deposits into the banking sector accelerated – the increase has hit 6 %, its highest level since statistics began in 2001.

In China, lending to households showed signs of overheating. Lending volumes have risen by 23 % year-on-year, primarily due to medium- and long-term loans. Their volume has doubled in only three and a half years, while the cumulative growth for the Chinese economy amounts to just 39 % in nominal terms since the end of 2012. By contrast, the increase in banks' corporate lending has recently slowed to a mere 8 % year-on-year. The banks are benefitting from the fact that the pace of growth on the funding side has recently accelerated, with private-sector deposits currently 14 % higher than at the end of 2015.

Deutsche Bank Performance

2016 results were heavily impacted by decisive management action to improve and modernize the bank, by litigation charges and by market turbulence for Deutsche Bank. We made significant progress with the implementation of strategic decisions and took measures to further strengthen our control infrastructure. We also made considerable progress in our continued de-risking strategy and toward resolution of additional outstanding litigation matters. Negative news flow around our negotiations with the U.S. Department of Justice in October 2016 impacted our revenues and client balances. We believe that we proved our resilience in this challenging year however, as many of these clients returned, as we continued to make progress in implementation of our targets originally announced in October 2015, and we ended the year with strong capital and liquidity ratios.

Our Group Key Performance Indicators are as follows:

Group Key Performance Indicators	Status end of 2016	Status end of 2015
Net revenues	€ 30.0 bn	€ 33.5 bn
Income (loss) before income taxes	€ (0.8) bn	€ (6.1) bn
Net income (loss)	€ (1.4) bn	€ (6.8) bn
Post-tax return on average tangible shareholders' equity[1]	(2.7 %)	(12.3 %)
Post-tax return on average shareholders' equity[1]	(2.3 %)	(9.8 %)
Adjusted costs[2]	€ 24.7 bn	€ 26.5 bn
Cost/income ratio[3]	98.1 %	115.3 %
Risk-weighted assets (RWA)[4]	€ 357.5 bn	€ 396.7 bn
CRR/CRD 4 fully loaded Common Equity Tier 1 ratio[5]	11.8 %[6]	11.1 %
Fully loaded CRR/CRD 4 leverage ratio[7]	3.5 %	3.5 %

1 Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. For further information, please refer to "Supplementary Information: Non-GAAP Financial Measures" of this report.
2 Total noninterest expenses excluding impairment of goodwill and other intangible assets, litigation, policyholder benefits and claims and restructuring and severances For further information, please refer to "Supplementary Information: Non-GAAP Financial Measures" of the report.
3 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
4 Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
5 The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
6 Reflects the Management Board's decision to propose a dividend per share of € 0.19 paid out of the distributable profit for 2016 taking into consideration the expected shares to be issued before the Annual General Meeting in May 2017. The dividend contains the pay out of the distributable profit carried forward from 2015 of approximately € 165 million and a dividend of € 0.11 per share from the remaining distributable profit for 2016. Overall we expect to pay out a total dividend of approximately € 400 million in 2017.
7 Further detail on the calculation of this ratio is provided in the Risk Report.

Net revenues in 2016 were € 30.0 billion, a decline of € 3.5 billion from 2015. The decline was primarily driven by de-risking losses in NCOU and lower revenues in GM and CIB due to challenging market conditions, a low interest rate environment in Europe, negative market perceptions concerning Deutsche Bank and strategic execution. The decline was partly offset by a gain on sale of stakes in Hua Xia Bank Co. Ltd. in PW&CC and in VISA Europe Ltd. in Postbank and PW&CC.

Non interest expenses in 2016 were € 29.4 billion, a decrease of 24 % from 2015. The reduction in noninterest expenses was mainly driven by lower impairment of goodwill and other intangible assets, litigation charges and performance related compensation. Impairment of goodwill and other intangible assets was € 1.3 billion in 2016, including € 1.0 billion related to the sale of Abbey Life, compared to € 5.8 billion in 2015. Litigation expenses in 2016 amounted to € 2.4 billion, a reduction of € 2.8 billion as compared to 2015. The decline in the noninterest expenses was partly offset by higher IT costs and an increase in policyholder benefits and claims.

The loss before income taxes was € 810 million in 2016 compared to a loss before income taxes of € 6.1 billion in 2015. The improvement of € 5.3 billion in 2016 was mainly driven by a significantly lower impairment of goodwill and other intangibles as well as litigation charges. Net loss was € 1.4 billion in 2016, compared to a net loss of € 6.8 billion in 2015.

Our CRR/CRD 4 fully loaded Common Equity Tier 1 ratio was 11.8 % at the end of 2016, up from 11.1 % at the end of 2015, resulting from de-risking activities and the benefit from asset disposals. The phase-in CET 1 ratio at the year end 2016 of 13.4 % is well above the required 10.76 %.

The ECB notified Deutsche Bank of its Supervisory Review and Evaluation Process (SREP) conclusions for 2017, setting Pillar 2 minimum requirements for the Common Equity Tier 1 (CET 1) ratio at 9.51 % on a CRR/CRD 4 phase-in basis, compared to which we recorded 12.76 % as of January 1, 2017. The SREP minimum requirements for 2017 is composed of a minimum Pillar 1 requirement of 4.5 %, an additional Pillar 2 requirement of 2.75 %, a capital conservation buffer of 1.25 %, a countercyclical buffer of currently 0.01 % and the G-SIB buffer of 1.0 %.

Deutsche Bank Group

Deutsche Bank: Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,591 billion as of December 31, 2016. As of that date, we employed 99,744 people on a full-time equivalent basis and operated in 62 countries out of 2,656 branches worldwide, of which 67 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

As of December 31, 2016 we were organized into the following six corporate divisions:

- Global Markets (GM)
- Corporate & Investment Banking (CIB)
- Private, Wealth and Commercial Clients (PW&CC)
- Deutsche Asset Management (Deutsche AM)
- Postbank (PB)
- Non-Core Operations Unit (NCOU)

The six corporate divisions are supported by infrastructure functions. In addition, we have a regional management function that covers regional responsibilities worldwide. Prior periods presented throughout this report have been restated in order to reflect our new segmental structure that was announced at the end of 2015. In line with our targets originally announced in October 2015, the Non-Core Operations Unit (NCOU) will cease to exist as a separate corporate division of the Group from 2017 onwards.

We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:

- subsidiaries and branches in many countries;
- representative offices in many other countries; and
- one or more representatives assigned to serve customers in a large number of additional countries.

We have made the following significant capital expenditures or divestitures since January 1, 2014, that are not allocated to the capital expenditures or divestitures of corporate divisions below:

On October 26, 2016, Deutsche Bank entered into an agreement to sell its Mexican bank and broker dealer subsidiaries to InvestaBank S.A., Institución de Banca Múltiple. The transaction is a part of our targets originally announced in October 2015 and the Group's plan to rationalize its global footprint. Closing of the transaction is expected in the first half of 2017, subject to regulatory approvals and other customary conditions.

On August 26, 2016, Deutsche Bank entered into an agreement to sell Deutsche Bank S.A., its Argentine bank subsidiary, to Banco Comafi S.A. The transaction is a part of our targets originally announced in October 2015 and reflects the Group's plan to rationalize its global footprint. Closing of the transaction is expected in the first half of 2017, subject to regulatory approvals and other customary conditions.

Management Structure

The Management Board has structured the Group as a matrix organization, comprising (i) Corporate Divisions, (ii) Infrastructure Functions and (iii) a Regional Management Function.

Pursuant to the German Stock Corporation Act, the Management Board is responsible for the executive management of Deutsche Bank. Its members are appointed and removed by the Supervisory Board, which is a separate corporate body. Our Management Board focuses on, among other topics, strategic management, corporate governance, resource allocation, risk management and risk control, and is assisted by functional committees.

Within each corporate division and region, coordination and management functions are handled by operating committees and executive committees, which help ensure that the implementation of the strategy of individual business divisions and the plans for the development of infrastructure areas are aligned to our global business objectives.

Corporate Divisions

Global Markets Corporate Division (GM)

Corporate Division Overview

At the start of 2016, we split our former Corporate Banking and Securities (CB&S) corporate division into two: a new corporate division, Global Markets and our business unit Corporate Finance, which is now part of our Corporate & Investment Banking corporate division. The Global Markets business offers financial products worldwide including trading and hedging services to institutions and corporate clients.

In Global Markets, Deutsche Bank made the following significant divestitures since January 1, 2014:

In June 2015, Markit Ltd. a provider of financial information services conducted a secondary public offering. As part of this offering, Markit also re-purchased own shares from a number of selling shareholders including Deutsche Bank. We offered and sold approximately 4 million of the 5.8 million shares (2.7 %) we held in Markit.

In December 2014, we completed the sale of 75 % of a U.S.$ 2.5 billion portfolio of U.S. special situation commercial real estate loans to a fund managed by the Texas Pacific Group. Deutsche Bank retains a 25 % stake in the portfolio and continues to originate and acquire new loans in the US special situations commercial real estate market.

In June 2014, Markit Ltd. initiated its listing on NASDAQ Stock Market via a sale of shares from existing shareholders. As part of this listing, we offered and sold 5.8 million of the 11.6 million shares (5.7 %) we held in Markit.

Products and Services

The Global Markets business combines sales, trading and structuring of a wide range of financial markets' products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments, and structured products. Coverage of institutional clients is provided by the Institutional Client Group and Equity Sales, while Research provides analysis of markets, products and trading strategies for clients.

All our trading activities are covered by our risk management procedures and controls which are described in detail in the Risk Report.

Distribution Channels and Marketing

As part of our targets originally announced in October 2015, we are re-focusing and rationalizing our client coverage model so as to keep clients at the core of our business. We are exiting client relationships where returns are too low or risks are too high while also strengthening our client on-boarding and KYC procedures.

Corporate & Investment Banking Division (CIB)

Corporate Division Overview

Corporate & Investment Banking (CIB) brings together Deutsche Bank's commercial banking, corporate finance, and transaction banking expertise under one common corporate division. It consists of our Corporate Finance and Global Transaction Banking businesses. CIB advises and executes on the multiple financial requirements of our corporate and institutional clients.

In Corporate & Investment Banking, we made no significant capital expenditures or divestitures since January 1, 2014.

Products and Services

Corporate Finance is responsible for mergers and acquisitions (M&A) as well as debt and equity advisory and origination. Regional and industry-focused coverage teams ensure the delivery of the entire range of financial products and services to our corporate and institutional clients.

Advisory extends to public takeovers, defense advisory, mergers and divestitures, dual track sales processes, business portfolio reviews and acquisition searches, competitor strategies and analyses, balance sheet optimization and corporate governance.

Debt Origination brings the Bank's regional treasury suite client coverage, together with debt origination, structuring, syndication and issuance and loan portfolio products.

Equity Origination provides primary equity products including IPOs, follow-on offerings, rights issues, block trades, accelerated bookbuilding and convertible and exchangeable bonds.

With revenues of € 4.5 billion, Global Transaction Banking (GTB) is a leading global provider of cash management, trade finance and securities services, delivering the full range of commercial banking products and services for both corporate clients and financial institutions worldwide.

Trade Finance offers local expertise, a range of international trade products and services (including financing), custom made solutions for structured trade and the latest technology across our international network so that our clients can better manage the risks and other issues associated with their cross-border and domestic trades.

Cash Management caters to the needs of a diverse client base of corporates and financial institutions. With the provision of a comprehensive range of innovative solutions, we handle the complexities required by global and regional treasury functions including customer access, payment and collection services, liquidity management, information and account services and electronic bill presentation and payment solutions.

Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 30 markets.

Distribution Channels and Marketing

As part of our targets originally announced in October 2015, we are re-focusing and optimizing our client coverage model to the benefit of our core clients. We are exiting client relationships where we consider returns to be too low or risks to be too high while also strengthening our client on-boarding and know-your client (KYC) procedures.

Investment Banking Coverage (IBC) and Corporate Banking Coverage (CBC) have been brought together to provide integrated coverage expertise for CIB. The group delivers the most appropriate products across advisory, capital markets, risk management and transaction banking to both the C-Suite and Treasurer. The German Large Corporates (GLC) division delivers broad product and advisory expertise to our mid-market franchise with a regional footprint.

Clients include major corporates, financial institutions, financial sponsors, governments and sovereigns around the world. Our industry expertise covers consumer and retail services, financial institutions, financial sponsors, healthcare, industrials, technology, media & telecoms, natural resources and real estate, and lodging and leisure.

Private, Wealth & Commercial Clients Corporate Division (PW&CC)

Corporate Division Overview

The Private, Wealth & Commercial Clients (PW&CC) Corporate Division combines the Bank's expertise in private and commercial banking as well as in wealth management solutions. We offer high-quality advice and a wide range of financial services in both the Bank's home market in Germany and internationally. Our objective is to be an advisory bank with a global network, strong expertise in capital markets and financing solutions and cutting-edge digital services.

Our Corporate Division comprises the following business units:

The Private & Commercial Clients Germany (PCC Germany) Business Unit focuses on private and commercial clients in Germany. For small and medium-sized corporate clients, we offer an integrated commercial banking coverage model improving client proximity and cross-divisional collaboration by leveraging the expertise of Deutsche Bank Group.

The Private & Commercial Clients International (PCC International) Business Unit provides banking and other financial services to private, commercial and corporate clients in Europe and India. In Europe, we operate in five major banking markets: Italy, Spain, Belgium, Portugal and Poland.

The Wealth Management Business Unit serves wealth, high-net-worth (HNW) and ultra-high-net-worth (UHNW) individuals and family offices, offering our clients a broad range of traditional and alternative investment products and solutions, as well as lending and deposit products. Leveraging our global network and expertise from across Deutsche Bank, we provide capital markets expertise and international solutions tailored to the individual needs of clients. These include wealth planning over generations and international borders, discretionary portfolio management, structured risk management as well as the development of bespoke solutions for individuals or selected institutions in close collaboration with experts in Global Markets, Corporate & Investment Banking and Asset Management.

We have made the following significant capital expenditures or divestitures since January 1, 2014:

On December 28, 2015, we agreed to sell our entire 19.99 % stake in Hua Xia Bank Company Limited ("Hua Xia") to PICC Property and Casualty Company Limited ("PICC Property & Casualty"). The completion of the transaction was subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission, which granted its approval for PICC Property and Casualty to acquire Deutsche Bank's stake in Hua Xia in the fourth quarter 2016.

In the fourth quarter 2015 Deutsche Bank Group announced that it had entered into a definitive asset purchase agreement to sell its US Private Client Services (PCS) unit to Raymond James Financial, Inc. In September 2016 the transaction was completed successfully.

In November 2015, Visa Inc. announced a definitive agreement to acquire Visa Europe Limited. As part of this acquisition Visa Europe Limited requested all its shareholders, which included several Deutsche Bank Group entities, to return their shares against consideration. Deutsche Bank returned its shares in Visa Europe Limited in January 2016 and received the cash and preferred shares consideration at closing on June 21, 2016 as well as an entitlement to a deferred cash payment including interest upon the third anniversary of the closing date.

In October 2014, we contributed ownership of the real estate of 90 retail banking branches in Italy to a closed-end institutional real estate fund, Italian Banking Fund (IBF), managed by Hines Italy SGR. The contributed real estate had a total value of € 134 million and will mostly be leased back for a period of at least 12 years.

In May 2014, we completed the sale of a 20.2 % stake in Deutsche Herold AG to Zürich Beteiligungs AG, a subsidiary of Zurich Insurance Group AG. We acquired the 20.2 % stake from a third party immediately ahead of selling it to Zurich. 15.2 % of the disposal to Zurich was based on a share purchase agreement that was entered into by Deutsche Bank and Zurich in 2001. The remaining 5.0 % stake was sold due to Zurich exercising a call option.

Products and Services

We provide banking and other financial services ranging from comprehensive services for retail clients, to solutions for clients in Private Banking and Wealth Management, to business and commercial client coverage.

Our PCC Germany and PCC International Business Units offer a similar range of products and services throughout Europe and India with some variations among countries that are driven by local market, regulatory and customer requirements. Products and services include payment and current account services, investment and insurance products, deposits as well as credit products. For small and medium-sized clients, the PCC Business Units additionally offer mid-cap related products provided by other divisions as part of our mid-cap joint venture within Deutsche Bank.

Our Wealth Management Business Unit offers customized wealth management solutions and private banking services, including discretionary portfolio management and traditional and alternative investment solutions, complemented by structured risk management, wealth planning, lending and family office services.

Distribution Channels and Marketing

We follow an omni-channel approach to optimize accessibility and availability of services for our customers. The expansion of digital capabilities remains a strong focus across all our businesses.

PCC Germany and PCC International:

- Branches: Within branches, the PCC Business Units generally offer the entire range of products and advice. The branch network is supported by Customer Contact Centers and Self-service Terminals.
- Advisory Centers: The Advisory Centers in Germany represent a connection between the branches and our digital offerings to ensure a holistic service and advice for our private and commercial clients independent of branch opening hours.

- Online and Mobile Banking: Websites of the PCC Business Units offer clients a broad variety of product information and services including interactive tools, tutorials as well as rich media content. They also provide a high performing transaction-platform for banking, brokerage and self-services, combined with a highly frequented multi-mobile offering for smartphones and tablets.
- Financial Agents / Third party distributors: In most countries, the PCC Business Units additionally provide banking products and services through self-employed financial agents as well as through third-party distributors.

Wealth Management:

- Global Coverage/Advisory teams: These teams manage client relationships, provide advice and assist clients to access WM's products and services. To ensure holistic service and advice, all wealth management clients have a single point of access, with dedicated teams serving specific client groups.
- Key Client Partners (KCP): For qualified ultra-high-net-worth clients, Key Client Partners (KCP) provide tailored solutions and investment opportunities across a full range of asset classes. Capabilities include – but are not limited to – private markets, financing solutions, non-core assets, special situation alternatives and capital markets solutions.

Deutsche Asset Management Corporate Division (Deutsche AM)

Corporate Division Overview

With over € 700 billion of invested assets as of December 31, 2016, Deutsche AM is one of the world's leading investment management organizations, bringing access to the world's financial markets and delivering solutions to clients around the globe. Deutsche AM aims to provide sustainable financial futures for all its clients: individual investors and the institutions that serve them.

In 2016, Deutsche AM took a number of steps to become a more focused asset manager: separating from Deutsche Bank's wealth management business, transferring trading and balance sheet-reliant businesses to the Global Markets division, and exiting non-strategic businesses, including the Abbey Life business.

We have made the following significant capital divestitures since January 1, 2014:

In December 2016, Deutsche Bank completed the sale of the Abbey Life business (Abbey Life Assurance Company Limited, Abbey Life Trustee Services Limited and Abbey Life Trust Securities Limited) to a subsidiary of Phoenix Group Holdings ("Phoenix Group").

Products and Services

Deutsche AM's investment capabilities span both active and passive strategies and a diverse array of asset classes including equities, fixed income, liquidity, real estate, infrastructure, private equity, and sustainable investments. Deutsche AM delivers alpha and beta solutions to address the longevity, liability and liquidity needs of investors, leveraging intelligence and technology.

Distribution Channels and Marketing

Coverage/Advisory teams manage client relationships, provide advice and assist clients to access Deutsche AM's products and services. Deutsche AM also markets and distributes its offering through other business divisions of Deutsche Bank Group, notably PW&CC for retail customers, as well as through third-party distributors. To ensure effective service and advice, all clients have a single point of access to Deutsche AM, with dedicated teams serving specific client groups.

Postbank Corporate Division

Corporate Division Overview

Postbank is a German financial service provider for retail, business and corporate clients as well as for other financial service providers. As a multi-channel bank, Postbank provides its products in its German-wide network of branches, through mobile sales agents, direct banking (Online and Mobile) and call centers as well as in third party sales through agents. The company also offers postal and parcel services in its branches in cooperation with Deutsche Post DHL AG. Postbank's focus of business activities are on retail banking and corporate banking (transaction banking and financing) in Germany. The completion of the operational separability from Deutsche Bank Group was achieved as per the end of the first half of 2016.

We have made the following significant capital divestitures since January 1, 2014:

In November 2015, Visa Inc. announced a definitive agreement to acquire Visa Europe Limited. As part of this acquisition Visa Europe Limited requested all its shareholders, including Postbank, to return their shares against consideration. Postbank returned its shares in Visa Europe Limited in January 2016 and received the cash and preferred shares consideration at closing on June 21, 2016 as well as an entitlement to a deferred cash payment including interest upon the third anniversary of the closing date.

In July 2015, the shares in Postbank P.O.S. Transact GmbH were sold and the company subsequently deconsolidated.

Products and Services

In retail banking Postbank offers its retail and business customers' standardized banking and financial service products designed to meet all basic financial needs. Its core products are current accounts, saving accounts, mortgage loans, building society contracts and consumer loans. The product range is completed by investment products (especially investment funds) and insurance products as well as postal services and further non-banking products.

In corporate banking Postbank focuses mainly on German SMEs. Its core products are corporate loans, international commercial real estate finance, payment transaction services, factoring and leasing as well as interest rate and currency management. Corporate banking services also include client driven money market and capital market activities.

Distribution Channels and Marketing

Postbank operates a nation-wide network of branches that had 1,043 locations in Germany at the end of 2016, as well as a branch in Luxembourg. Additionally Postbank uses around 4,500 Deutsche Post DHL AG partner retail outlets, where customers can access selected Postbank financial services, as well as around 700 Postbank Finanzberatung AG advisory centers. As a multi-channel bank, Postbank offers its products in branches, through mobile sales agents, direct banking (online and mobile), call centers as well as via third-party sales through agents and cooperation partners.

- Branches: In addition to our German-wide branch network we have begun launching new sales centers where customers can experience our entire range of products and advice as well as postal services under one roof.
- Self-service Terminals: These terminals support our branch network and allow clients to withdraw and transfer funds, receive account statements and make appointments with our financial advisors.
- Mobile sales agents: Additionally we market our retail banking products and services through self-employed financial agents.
- Call centers: Our call centers provide clients with remote services (i.e., account information, securities brokerage).
- Online and mobile banking: On our websites, we offer clients a broad variety of relevant product information and services including interactive tools, tutorials and rich media content. We provide a high performing transaction platform for banking, brokerage and self-services, combined with a highly frequented multi-mobile offering for smartphones and tablets. Moreover, we further invest in improvements of seamless client friendly end-to-end process automation.

Non-Core Operations Unit Corporate Division (NCOU)

In the second half of 2012, the Non-Core Operations Unit (NCOU) was established as the fifth pillar of our business structure. Its aim was to help the Bank reduce risks associated with capital-intensive assets that are not core to the strategy, thereby reducing capital demand. As set out in our previous strategy announcements, our objectives in setting up the NCOU were to improve external transparency of our non-core positions; to increase management focus on the core operating businesses by separating the non-core activities; and to facilitate targeted accelerated de-risking.

NCOU has successfully executed its de-risking target and reduced the portfolio in size to achieve the 2016 year-end target to less than € 10 billion RWA. In carrying out this mandate, NCOU has actively focused on initiatives which delivered efficient capital contribution and de-leveraging results, thereby enabling the Bank to strengthen our fully loaded Common Equity Tier 1 ratio. As a result, the NCOU ceased to exist as a standalone division from 2017 onwards.

The remaining legacy assets have a balance sheet value of approximately € 6 billion as of December 31, 2016 and will now be managed by the corresponding Core operating segments, predominately Global Markets and Private Wealth & Commercial Clients.

The NCOU division made the following significant divestitures since January 1, 2014:

In November 2016 Deutsche Bank sold its remaining 16.9 % stake in Red Rock Resorts after IPO in April 2016 where Deutsche Bank sold around 3 %.

In April 2016, Deutsche Bank reached an agreement to sell Maher Terminals USA LLC in Port Elizabeth, New Jersey to Macquarie Infrastructure Partners III ("MIP III"), a fund managed by Macquarie Infrastructure and Real Assets. Under the transaction, MIP III has agreed to acquire 100 % of Maher Terminals USA. Following receipt of all regulatory approvals, we completed the sale in November 2016 for U.S.$ 739 million.

In April 2015, Deutsche Bank reached an agreement to sell the Fairview Container Terminal in Port of Prince Rupert, Canada (a segment of Maher Terminals) to DP World (a Dubai-based marine terminal operator) for CAD 580 million, subject to regulatory approvals. Following the receipt of all regulatory approvals, we completed the sale in August 2015.

On December 19, 2014, Deutsche Bank closed the sale of Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas, to Blackstone Real Estate Partners VII for U.S.$ 1.73 billion.

In March 2014, Deutsche Bank completed the sale of BHF-BANK to Kleinwort Benson Group and RHJ International for a total consideration of € 347 million primarily in cash (€ 316 million) and the remainder in the form of new shares in RHJ International issued at par value. These shares have subsequently been sold.

Infrastructure and Regional Management

The infrastructure functions perform control and service functions and, in particular, tasks relating to Group-wide, supra-divisional resource-planning, steering and control, as well as to risk, liquidity and capital management.

The infrastructure functions are organized in the following areas of responsibility:

- Chairman: Management Board, Communications, CSR, Group Audit, Corporate Strategy, Research and Group Incident & Investigation Management
- Chief Financial Officer: Group Finance, Group Tax, Group Treasury, Investor Relations, Corporate M&A, Group Management Consulting, Regional Finance, Divisional Finance including Cost Operations, Planning and Performance Management and Finance Change & Administration.
- Chief Risk Officer: Credit Risk, Operational Risk, Market Risk, Liquidity Risk, Enterprise Risk, Business aligned Risk management, Regional Risk management, Information & Resiliency Risk Management and Corporate Insurance
- Chief Regulatory Officer: Group Regulatory Affairs, Group Structuring, Public Affairs, Compliance and Anti-Financial Crime
- Chief Administrative Officer: Legal including Data Protection, Global Governance and Human Resources including Corporate Executive Matters
- Chief Operating Officer: Group Technology and Operations, Digital Transformation, Corporate Services, Chief Information Security Office and Chief Data Officer

Regional Management has the task to protect the Group's integrity and reputation and to coordinate and align local activity and strategic development across the Group's businesses, infrastructure and legal entities.

All expenses and revenues incurred within the infrastructure and regional management areas are fully allocated to our five (formerly six) corporate divisions.

Significant Capital Expenditures and Divestitures

Information on each Corporate Division's significant capital expenditures and divestitures from the last three financial years has been included in the above descriptions of the Corporate Divisions.

Since January 1, 2016, there have been no public takeover offers by third parties with respect to our shares and we have not made any public takeover offers in respect of any other company's shares.

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Condensed Consolidated Statement of Income

in € m.				2016 increase (decrease) from 2015		2015 increase (decrease) from 2014	
(unless stated otherwise)	2016	2015	2014	in € m.	in %	in € m.	in %
Net interest income	14,707	15,881	14,272	(1,175)	(7)	1,610	11
Provision for credit losses	1,383	956	1,134	427	45	(178)	(16)
Net interest income after provision for credit losses	13,324	14,925	13,138	(1,601)	(11)	1,788	14
Commissions and fee income[1]	11,744	12,765	12,409	(1,021)	(8)	356	3
Net gains (losses) on financial assets/liabilities at fair value through profit or loss[1]	1,401	3,842	4,299	(2,440)	(64)	(457)	(11)
Net gains (losses) on financial assets available for sale	653	203	242	450	N/M	(39)	(16)
Net income (loss) from equity method investments	455	164	619	291	177	(455)	(73)
Net income (loss) from securities held to maturity	0	0	0	0	N/M	0	N/M
Other income (loss)	1,053	669	108	385	58	561	N/M
Total noninterest income	15,307	17,644	17,677	(2,336)	(13)	(33)	(0)
Total net revenues[2]	28,632	32,569	30,815	(3,937)	(12)	1,754	6
Compensation and benefits	11,874	13,293	12,512	(1,419)	(11)	781	6
General and administrative expenses	15,454	18,632	14,654	(3,178)	(17)	3,977	27
Policyholder benefits and claims	374	256	289	117	46	(32)	(11)
Impairment of goodwill and other intangible assets	1,256	5,776	111	(4,520)	(78)	5,665	N/M
Restructuring activities	484	710	133	(226)	(32)	577	N/M
Total noninterest expenses	29,442	38,667	27,699	(9,225)	(24)	10,968	40
Income (loss) before income taxes	(810)	(6,097)	3,116	5,287	(87)	(9,213)	N/M
Income tax expense (benefit)	546	675	1,425	(129)	(19)	(750)	(53)
Net income (loss)	(1,356)	(6,772)	1,691	5,416	(80)	(8,463)	N/M
Net income attributable to noncontrolling interests	45	21	28	24	112	(6)	(23)
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	(1,402)	(6,794)	1,663	5,392	(79)	(8,457)	N/M

N/M – Not meaningful
[1] For further detail please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates" of this report.
[2] After provision for credit losses.

Net Interest Income

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € m.	in %	2015 increase (decrease) from 2014 in € m.	in %
Total interest and similar income	**25,636**	25,967	25,001	(331)	(1)	966	4
Total interest expenses	**10,929**	10,086	10,729	843	8	(643)	(6)
Net interest income	**14,707**	15,881	14,272	(1,175)	(7)	1,610	11
Average interest-earning assets[1]	**1,033,172**	1,031,827	1,040,908	1,345	0	(9,080)	(1)
Average interest-bearing liabilities[1]	**812,578**	816,793	855,105	(4,215)	(1)	(38,312)	(4)
Gross interest yield[2]	**2.39 %**	2.52 %	2.40 %	(0.13) ppt	(5)	0.12 ppt	5
Gross interest rate paid[3]	**1.23 %**	1.23 %	1.25 %	0.00 ppt	0	(0.02) ppt	(2)
Net interest spread[4]	**1.16 %**	1.28 %	1.14 %	(0.12) ppt	(9)	0.14 ppt	12
Net interest margin[5]	**1.42 %**	1.54 %	1.37 %	(0.12) ppt	(8)	0.17 ppt	12

ppt – Percentage points
[1] Average balances for each year are calculated in general based upon month-end balances.
[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3] Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5] Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

2016

Net interest income was € 14.7 billion in 2016 compared to € 15.9 billion in 2015. The decrease of € 1.2 billion, or 7 %, was mainly driven by higher interest expenses and lower interest income. Net interest income in GM was lower and included lower revenues from Prime Finance due to reduced client balances. Higher interest expenses in GM included the impact of higher cost of funding. Interest income in CIB declined due to margin compression, the low interest rate environment, depressed trade volume and internal strategic perimeter decisions as part of our targets originally announced in October 2015. Both, the net interest spread and the net interest margin declined by 12 basis points in 2016 as compared to prior year.

2015

The increase in net interest income in 2015 of € 1.6 billion, or 11 %, to € 15.9 billion compared to € 14.3 billion in 2014, was primarily driven by higher interest income on trading assets in GM, mainly from strong client activity and increased client balances. Also contributing to the increase were favorable foreign exchange rate movements and organic growth in Deutsche AM. Overall, the net interest spread increased by 14 basis points and the net interest margin improved by 17 basis points primarily driven by lower interest related volume, an increase in interest income and a decrease in interest expenses in 2015 as compared to prior year.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € m.	in %	2015 increase (decrease) from 2014 in € m.	in %
GM – Sales & Trading (equity)	852	1,258	1,416	(406)	(32)	(158)	(11)
GM – Sales & Trading (debt and other products)	3,582	3,857	3,105	(275)	(7)	752	24
Non-Core Operations Unit	(1,449)	(634)	(691)	(815)	129	57	(8)
Other	(1,584)	(639)	469	(945)	148	(1,108)	N/M
Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	**1,401**	3,842	4,299	(2,441)	(64)	(457)	(11)

2016

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 2.4 billion to € 1.4 billion for the full year 2016. The main drivers for the decrease in net gains on financial assets/liabilities at fair value through profit or loss was the impact of unfavorable foreign exchange rates and interest rates on the fair value of derivatives in the category "Other" which was largely offset by gains related to the underlying assets in GM. The decline in NCOU was primarily driven by de-risking losses on the unwind of long-dated derivative exposure and related assets. Additionally the revenues in GM were impacted by a challenging environment in Equities and implementation of our targets originally announced in October 2015.

2015

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 457 million to € 3.8 billion for the full year 2015. The main driver for this was an increase in net losses on financial assets/liabilities at fair value through profit or loss of € 1.1 billion in the category Other. Contributing factors were losses on long swap exposure in GM due to unfavorable interest rate and foreign exchange movement partly offset by an increase of € 752 million in Sales and Trading (debt and other products) mainly reflecting increased market volatility primarily in the first quarter of 2015 resulting in new client and deal flow.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by corporate division and by product within GM.

in € m.				2016 increase (decrease) from 2015		2015 increase (decrease) from 2014	
(unless stated otherwise)	2016	2015	2014	in € m.	in %	in € m.	in %
Net interest income	14,707	15,881	14,272	(1,175)	(7)	1,610	11
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,401	3,842	4,299	(2,440)	(64)	(457)	(11)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,108**	19,723	18,570	(3,615)	(18)	1,153	6
Breakdown by Corporate Division/product:[1]							
Sales & Trading (equity)	1,979	2,887	2,639	(907)	(31)	247	9
Sales & Trading (debt and other products)	7,452	8,215	7,328	(763)	(9)	887	12
Total Sales & Trading	9,431	11,102	9,967	(1,671)	(15)	1,135	11
Other[2]	(204)	(360)	(785)	155	(43)	425	(54)
Global Markets[3]	9,227	10,742	9,182	(1,515)	(14)	1,560	17
Corporate & Investment Banking	2,090	2,215	1,969	(125)	(6)	247	13
Private, Wealth and Commercial Clients	3,877	3,862	3,973	14	0	(111)	(3)
Deutsche Asset Management	364	255	398	109	43	(144)	(36)
Postbank	2,175	2,316	2,165	(142)	(6)	151	7
Non-Core Operation Unit	(1,261)	(353)	(310)	(909)	N/M	(43)	14
Consolidation & Adjustments	(363)	685	1,193	(1,048)	N/M	(508)	(43)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,108**	19,723	18,570	(3,615)	(18)	1,153	6

N/M – Not meaningful
[1] This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the corporate divisions' total revenues by product please refer to Note 4 "Business Segments and Related Information".
[2] Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[3] Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Global Markets (GM)

2016

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 9.2 billion in 2016, a decrease of € 1.5 billion, or 14 %, compared to 2015. In Sales & Trading (debt and other products), revenues were lower by € 763 million in 2016, a decrease of 9 % compared to 2015. This decline was driven by a challenging market environment and country exits as part of our targets originally announced in October 2015. Lower revenues in Emerging Markets and Foreign Exchange were partly offset by higher Core Rates revenues. In Sales & Trading (equity), revenues were lower by € 907 million in 2016, a decrease of 31 % compared to 2015. This decline was felt across all equity businesses as a result of lower overall client activity in a challenging market environment. Prime Finance revenues were also impacted by higher funding costs due to widening of our own credit spreads following negative market perceptions concerning Deutsche Bank. Revenues in 'Other' were negative € 204 million, but improved by € 155 million in 2016, an increase of 43 % compared to 2015.

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 10.7 billion in 2015, an increase of € 1.6 billion, or 17 %, compared to 2014. In Sales & Trading (debt and other products), revenues were € 887 million higher in 2015, an increase of 12 % compared to 2014. This was driven by increased market volatility and strong client activity in both Foreign Exchange and Asia Pacific Local Markets, as well as strong performance in Core Rates. Emerging Market revenues were higher, whilst Credit revenues remained in line with prior year. In Sales & Trading (equity), revenues were € 247 million higher in 2015, an increase of 9 % compared to 2014. Significantly higher revenues in Prime Finance driven by increased client balances were partly offset by lower client activity and a challenging risk management environment in Equity Derivatives. Equity Trading revenues remained in line with the prior year. Other revenues were negative, but improved by € 425 million in 2015, an increase of 54 % compared to 2014. This was driven by significantly lower valuation adjustments with negative impacts.

Corporate & Investment Banking (CIB)

2016

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.1 billion in 2016, a decrease of € 125 million, or 6 %, compared to 2015. The decline was mainly driven by lower interest revenues in Trade Finance due to margin compression and impact from negative interest rates.

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.2 billion in 2015, an increase of € 247 million, or 13 %, compared to 2014. Higher net interest revenues were driven by increased lending income specifically in the US and UK, coupled with higher volumes within Structured Export and Commodity Trade Finance. Fair value losses also decreased due to exchange rate gains within the FX business.

Private Wealth and Commercial Clients (PW&CC)

2016

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of € 3.9 billion in 2016 were flat compared to 2015. Net interest income declined compared to 2015 reflecting the impact of the continued low interest rate environment in Europe. Beyond that, the prior year period included a higher extraordinary dividend payment received in PCC Germany subsequent to an investee's sale transaction. These decreases were offset by higher net gains (losses) on financial assets/liabilities at fair value through profit or loss driven by positive transaction related effects relating to PW&CC's stake in Hua Xia Bank Co. Ltd.

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.9 billion in 2015, a decrease of € 111 million, or 3 %, compared to 2014. The decrease was mainly driven by transaction-related effects relating to PW&CC's stake in Hua Xia Bank Co. Ltd and the ongoing challenging interest rate environment in 2015. This was partly offset by favorable movements in foreign exchange rates, reduced funding costs and increased lending volumes in our Wealth Management business as well as an extraordinary dividend payment received in PCC Germany subsequent to an investee's sale transaction.

Deutsche Asset Management (Deutsche AM)

2016

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 364 million in 2016, an increase of € 109 million, or 43 %, compared to 2015. The increase was mainly due to a write up of our exposure to HETA Asset Resolution AG within our guaranteed funds during 2016 and favorable mark-to-market movements on policyholder positions in Abbey Life following higher market gains.

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 255 million in 2015, a decrease of € 144 million, or 36 %, compared to 2014. The decrease was mainly due to a write down of our exposure to HETA Asset Resolution AG in 2015, coupled with negative mark-to-market movements for guaranteed funds.

Postbank (PB)

2016

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.2 billion in 2016, a decrease of € 142 million or 6 %, compared to 2015. While net interest revenues remained virtually flat despite the remaining challenges resulting from low interest rate environment, net gains (losses) on financial assets/liabilities at fair value through profit or loss decreased by € 143 million or 87 % due to extraordinary high net trading revenues in 2015.

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.3 billion in 2015, an increase of € 151 million, or 7 %, compared to 2014. The increase was mainly driven by increased net gains on financial assets/liabilities at fair value through profit or loss relating to extraordinarily high, in comparison to normal levels, net trading revenues of € 322 million in 2015. Despite the remaining challenges resulting from the low interest rate environment Postbank was able to stabilize net interest revenues via growth in loan volume.

Non-Core Operations Unit (NCOU)

2016

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a net loss of € 1.3 billion in 2016, compared to a net loss of € 353 million in 2015. The development was predominantly driven by the resolution of long-dated derivative exposures as well as various bond sales and further unwinds across the portfolio.

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a net loss of € 353 million in 2015, an increase in loss of € 43 million, or 14 %, compared to 2014. The increase was predominantly driven by lower net interest revenues following asset sales and despite an absence of a one-time loss in 2014 related to the Special Commodities Group from our exposure to traded products in the U.S.

Consolidation & Adjustments (C&A)

2016

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a net loss of € 363 million in 2016 versus a gain of € 685 million in 2015, a decrease of € 1.0 billion. This decrease was primarily due to interest rate increases in the long end of the curve in USD and EUR during the fourth quarter of 2016. The offsetting mark to market movements were reported in other lines of the income statement.

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was € 685 million in 2015 versus € 1,193 million in 2014, a decrease of € 508 million, or 43 %. This decrease was primarily due to interest rate decreases at the long end of the curve in 2014. These instruments were micro hedged and offsetting mark-to-market movement were reported in other line items of the income statement. This decrease was partly offset by a positive impact from FVA on internal uncollateralized derivatives.

Provision for Credit Losses

2016

Provision for credit losses was € 1.4 billion in 2016, an increase of € 427 million, or 45 %, compared to the same period in 2015. This mainly resulted from higher provisions in CIB and GM driven by exposures related to the shipping, metals and mining and oil and gas industry sectors. Further increases in NCOU were driven by IAS 39 reclassified assets within our European mortgage portfolios. These increases were partly offset by lower provisions in PW&CC as well as in Postbank reflecting the quality of the retail loan portfolio and the benign economic environment.

2015

Provision for credit losses in 2015 was € 956 million, down by € 178 million, or 16 % versus 2014 driven by significant reductions in NCOU in relation to IAS 39 reclassified assets and real estate exposures as well as in PW&CC due to sales of non-performing loans, the favorable credit environment in Germany and the stabilizing economic conditions in southern Europe. These reductions were partly offset by increases in CIB caused by the Shipping and Leveraged Finance portfolios.

Remaining Noninterest Income

in € m.				2016 increase (decrease) from 2015		2015 increase (decrease) from 2014	
(unless stated otherwise)	2016	2015	2014	in € m.	in %	in € m.	in %
Commissions and fee income[1]	11,744	12,765	12,409	(1,021)	(8)	356	3
Net gains (losses) on financial assets available for sale	653	203	242	450	N/M	(39)	(16)
Net income (loss) from equity method investments	455	164	619	291	177	(455)	(73)
Other income (loss)	1,053	669	108	385	58	561	N/M
Total remaining noninterest income	13,906	13,802	13,378	104	1	424	3
[1] includes:							
Commissions and fees from fiduciary activities:							
Commissions for administration	401	432	404	(31)	(7)	28	7
Commissions for assets under management	3,507	3,666	3,057	(159)	(4)	609	20
Commissions for other securities business	380	382	283	(3)	(1)	99	35
Total	4,287	4,480	3,744	(193)	(4)	736	20
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:							
Underwriting and advisory fees	1,871	2,388	2,545	(517)	(22)	(157)	(6)
Brokerage fees	1,434	1,746	1,488	(312)	(18)	258	17
Total	3,305	4,134	4,033	(829)	(20)	101	3
Fees for other customer services	4,152	4,151	4,632	1	0	(480)	(10)
Total commissions and fee income	11,744	12,765	12,409	(1,021)	(8)	356	3

N/M – Not meaningful

Commissions and fee income

2016

Total Commissions and fee income decreased from € 12.8 billion in 2015 by € 1.0 billion or 8 % to € 11.7 billion in 2016. In PW&CC, commission and fee income declined due to difficult market environment and reduced client activities. CIB revenues were impacted primarily by a decline in deal volumes and issuance, resulting from worldwide political uncertainty and anticipation of interest rate hikes. Reduced commissions from lower market volumes impacted GM.

2015

Total Commissions and fee income increased from € 12.4 billion in 2014 by € 356 million or 3 % to € 12.8 billion in 2015. Fees for assets under management increased due to a strong operating performance of our businesses reflecting a favorable market, impact from net asset inflows and performance fees in Active Asset Management. This was partially offset by a decrease in Fees for other customer services, including a decline in Postbank due to a new contract with Deutsche Post DHL and a decline in underwriting and advisory fees.

Net gains (losses) on financial assets available for sale

2016

Net gains on financial assets available for sale were € 653 million in 2016 compared to € 203 million in 2015, an increase of € 450 million. The increase resulted from a sale of stake in Visa Europe Limited and of sovereign bonds in Postbank, as well as de-risking activities in NCOU.

2015

Net gains on financial assets available for sale were € 203 million in 2015 compared to € 242 million in 2014, a decrease of € 39 million, or 16 %. The decline in 2015 mainly resulted from a prior year period gain related to a business sale as well as gains from securities sales in DB Bauspar.

Net income (loss) from equity method investments

2016

Net gains from equity investments increased by € 291 million to € 455 million in 2016, from € 164 million in 2015 primarily in NCOU due to a gain from the IPO of Red Rock Resorts.

2015

Net gains from equity investments decreased by 73 % from € 619 million in 2014 to € 164 million in 2015 primarily due to valuation effects in 2015 relating to Hua Xia Bank.

Other income (loss)

2016

Other income increased by 58 % from € 669 million in 2015 to € 1.1 billion in 2016. The increase in 2016 was primarily driven by a realization in Other comprehensive income from share derecognition in Hua Xia Bank Co. Ltd. and was partly offset by de-risking losses due to sale of IAS 39 assets in NCOU and the nonreccurrence of a specific litigation recovery and gain on sale of Maher Prince Rupert in 2015.

2015

Other income increased from € 108 million in 2014 to € 669 million in 2015. The increase in 2015 was primarily driven by asset sales related to accelerated de-risking including Maher Prince Rupert and a specific litigation recovery in NCOU.

Noninterest Expenses

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € m.	in %	2015 increase (decrease) from 2014 in € m.	in %
Compensation and benefits	**11,874**	13,293	12,512	(1,419)	(11)	781	6
General and administrative expenses[1]	**15,454**	18,632	14,654	(3,178)	(17)	3,977	27
Policyholder benefits and claims	**374**	256	289	117	46	(32)	(11)
Impairment of goodwill and other intangible assets	**1,256**	5,776	111	(4,520)	(78)	5,665	N/M
Restructuring activities	**484**	710	133	(226)	(32)	577	N/M
Total noninterest expenses	**29,442**	38,667	27,699	(9,225)	(24)	10,968	40

N/M – Not meaningful

[1] includes:

	2016	2015	2014	in € m.	in %	in € m.	in %
IT costs	**3,872**	3,664	3,333	208	6	331	10
Occupancy, furniture and equipment expenses	**1,972**	1,944	1,978	28	1	(34)	(2)
Professional service fees	**2,305**	2,283	2,029	22	1	255	13
Communication and data services	**761**	807	725	(46)	(6)	82	11
Travel and representation expenses	**450**	505	521	(56)	(11)	(16)	(3)
Banking and transaction charges	**664**	598	660	66	11	(62)	(9)
Marketing expenses	**285**	294	293	(9)	(3)	2	1
Consolidated investments	**334**	406	811	(72)	(18)	(405)	(50)
Other expenses[2]	**4,812**	8,129	4,305	(3,317)	(41)	3,824	89
Total general and administrative expenses	**15,454**	18,632	14,654	(3,178)	(17)	3,977	27

[2] Includes litigation related expenses of € 2.4 billion in 2016, € 5.2 billion in 2015 and € 1.6 billion in 2014 and € 0.4 billion for loan processing fees of PW&CC in 2014.

Compensation and benefits

2016

Compensation and benefits decreased by € 1.4 billion, or 11 %, to € 11.9 billion in 2016 compared to € 13.3 billion in 2015, primarily due to lower performance related compensation.

2015

Compensation and benefits increased by € 781 million, or 6 %, to € 13.3 billion in 2015 compared to € 12.5 billion in 2014 which primarily reflects unfavorable foreign exchange developments.

General and administrative expenses

2016

General and administrative expenses decreased by € 3.2 billion, or 17 %, to € 15.5 billion in 2016 compared to € 18.6 billion in 2015. The decrease was mainly due to a € 2.8 billion reduction in litigation charges compared to 2015. Effects from favorable foreign exchange rate movements as well as reductions in various expense positions were partially offset by higher IT cost, including higher depreciation for self-developed software.

2015

General and administrative expenses increased by € 4.0 billion, or 27 %, to € 18.6 billion in 2015 compared to € 14.7 billion in 2014. The increase was primarily driven by higher litigation costs of € 5.2 billion compared to € 1.6 billion of litigation for the Group and € 400 million for loan processing fees in PW&CC in 2014, unfavorable foreign exchange rate effects, higher software amortizations and impairments as well as significant higher charges for bank levies. These effects were partly offset by lower costs due to the disposal of assets in NCOU in 2014 and other cost reductions.

Policyholder benefits and claims

2016

Policyholder benefits and claims increased by € 117 million, or 46 %, from € 256 million in 2015 to € 374 million in 2016 and were solely driven by higher policyholder benefits and claims recorded in the Abbey Life business. These charges were offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

2015

Policyholder benefits and claims decreased by € 32 million, or 11 %, from € 289 million in 2014 to € 256 million in 2015 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges were offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

Impairment of goodwill and other intangible assets

2016

Impairment charges on goodwill and other intangible assets decreased by € 4.5 billion to € 1.3 billion, or 78 %, from € 5.8 billion in 2015. The 2016 charge reflects an impairment of € 1.0 billion in Deutsche AM triggered by the sale of Abbey Life and an impairment of € 285 million in GM, following the transfer of certain businesses from Deutsche AM.

2015

The impairment charges on goodwill and other intangible assets of € 5.8 billion were attributable to € 2.6 billion (thereof € 1.8 billion impairment of goodwill and € 834 million other intangible assets) in Postbank, € 1.6 billion in GM, € 1.0 billion in PW&CC and € 600 million in CIB. The charge represents a full impairment of goodwill in GM and Postbank and in addition a partial impairment of other intangible assets in Postbank. Impairments largely were due to expected higher regulatory capital requirements and disposals within PW&CC.

Restructuring

2016

Restructuring expenses amounted to € 484 million in 2016 compared to € 710 million in 2015 reflecting our ongoing execution of strategic measures.

2015

Restructuring expenses amounted to € 710 million in 2015 compared to € 133 million in 2014. The increase was driven by € 616 million for the implementation of our targets originally announced in October 2015, partly offset by the lower spending for our OpEx program which was completed as planned in 2015.

Income Tax Expense

2016

Income tax expense was € 546 million (2015: € 675 million). The effective tax rate of negative 67 % (2015: negative 11 %) was mainly impacted by non-tax deductible goodwill impairment and litigation charges.

2015

Income tax expense was € 675 million (2014: € 1.4 billion). The effective tax rate of negative 11 % (2014: 46 %) was mainly impacted by significant non-tax deductible impairments of goodwill and litigation charges.

Segment Results of Operations

The following is a discussion of the results of our business segments. See Note 4 "Business Segments and Related Information" to the consolidated financial statements for information regarding:

- changes in the format of our segment disclosure and
- the framework of our management reporting systems.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2016. Segment results were prepared in accordance with our management reporting systems.

								2016
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Net revenues[1]	9,290	7,483	7,717	3,020	3,366	(382)	(479)	30,014
Provision for credit losses	142	672	255	1	184	128	1	1,383
Noninterest expenses								
Compensation and benefits	1,787	1,711	2,438	611	1,397	68	3,861	11,874
General and administrative expenses	6,885	3,243	3,815	1,171	1,418	2,678	(3,756)	15,454
Policyholder benefits and claims	0	0	0	374	0	0	0	374
Impairment of goodwill and other intangible assets	285	0	0	1,021	0	(49)	(0)	1,256
Restructuring activities	127	165	141	47	0	4	(0)	484
Total noninterest expenses	9,084	5,119	6,394	3,223	2,815	2,701	106	29,442
Noncontrolling interests	47	1	0	0	0	(4)	(46)	0
Income (loss) before income taxes	16	1,691	1,068	(204)	367	(3,207)	(541)	(810)
Cost/income ratio	98 %	68 %	83 %	107 %	84 %	N/M	N/M	98 %
Assets[2]	1,012,627	189,910	189,444	12,340	139,743	5,523	40,959	1,590,546
Expenditures for additions to long-lived assets	2	1	13	0	121	(0)	773	909
Risk-weighted assets[3]	157,913	79,698	43,855	8,961	42,209	9,174	15,706	357,518
CRD 4 leverage exposure measure (spot value at reporting date)	682,346	271,925	195,373	3,131	146,978	7,882	40,018	1,347,653
Average shareholders' equity	24,695	12,076	9,008	6,221	6,006	4,037	38	62,082
Post-tax return on average tangible shareholders' equity[4]	0 %	10 %	9 %	(8) %	4 %	N/M	N/M	(3) %
Post-tax return on average shareholders' equity[4]	0 %	9 %	8 %	(2) %	4 %	N/M	N/M	(2) %
[1] Includes:								
Net interest income	4,765	2,092	3,678	326	2,154	188	1,504	14,707
Net income (loss) from equity method investments	124	14	5	44	0	269	(1)	455
[2] Includes:								
Equity method investments	517	112	23	203	0	98	73	1,027

N/M – Not meaningful
[3] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
[4] The post-tax return on average tangible shareholders' equity and average shareholders' equity at the Group level reflects the reported effective tax rate for the Group, which was (67) % for the year ended December 31, 2016. For the post-tax return on average tangible shareholders' equity and average shareholders' equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2016.

								2015
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Net revenues[1]	10,857	8,047	7,510	3,021	3,112	794	184	33,525
Provision for credit losses	50	342	300	1	211	51	1	956
Noninterest expenses								
Compensation and benefits	2,320	2,115	2,517	778	1,425	86	4,052	13,293
General and administrative expenses	8,622	3,512	3,869	1,304	1,475	2,921	(3,073)	18,632
Policyholder benefits and claims	0	0	0	256	0	0	0	256
Impairment of goodwill and other intangible assets	1,568	600	1,011	0	2,597	0	0	5,776
Restructuring activities	89	39	585	(2)	0	(1)	0	710
Total noninterest expenses	12,599	6,266	7,983	2,336	5,497	3,006	980	38,667
Noncontrolling interests	26	0	(0)	(0)	1	1	(27)	0
Income (loss) before income taxes	(1,817)	1,439	(774)	684	(2,596)	(2,264)	(770)	(6,097)
Cost/income ratio	116 %	78 %	106 %	77 %	177 %	N/M	N/M	115 %
Assets[2]	1,113,771	123,809	176,038	30,352	136,061	23,007	26,092	1,629,130
Expenditures for additions to long-lived assets	1	1	0	1	112	(0)	643	758
Risk-weighted assets[3]	161,347	86,087	49,603	10,759	43,242	32,896	12,780	396,714
CRD 4 leverage exposure measure (spot value at reporting date)	731,197	276,732	188,467	5,358	141,370	36,553	15,511	1,395,188
Average shareholders' equity	24,675	12,483	10,265	5,719	7,798	6,755	1,361	69,055
Post-tax return on average tangible shareholders' equity[4]	(5) %	8 %	(6) %	48 %	(30) %	N/M	N/M	(12) %
Post-tax return on average shareholders' equity[4]	(5) %	7 %	(5) %	8 %	(22) %	N/M	N/M	(10) %
[1] Includes:								
Net interest income	5,807	2,299	3,868	449	2,153	282	1,024	15,881
Net income (loss) from equity method investments	55	12	40	34	0	20	3	164
[2] Includes:								
Equity method investments	466	111	19	182	3	166	68	1,013

N/M – Not meaningful
[3] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
[4] The post-tax return on average tangible shareholders' equity and average shareholders' equity at the Group level reflects the reported effective tax rate for the Group, which was (11 %) for the year ended December 31, 2015. For the post-tax return on average tangible shareholders' equity and average shareholders' equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2015.

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli-dation & Adjust-ments and Other	2014 Total
Net revenues[1]	10,069	7,667	7,868	2,643	3,238	489	(26)	31,949
Provision for credit losses	27	232	349	(0)	274	251	1	1,134
Noninterest expenses								
Compensation and benefits	2,286	2,067	2,568	631	1,344	94	3,522	12,512
General and administrative expenses	5,796	3,033	3,872	1,132	1,743	2,366	(3,287)	14,654
Policyholder benefits and claims	0	0	0	289	0	0	0	289
Impairment of goodwill and other intangible assets	0	0	0	(83)	0	194	0	111
Restructuring activities	92	29	9	(3)	0	4	1	133
Total noninterest expenses	8,174	5,129	6,449	1,965	3,087	2,658	237	27,699
Noncontrolling interests	25	1	(0)	4	1	(2)	(28)	0
Income (loss) before income taxes	1,843	2,306	1,070	674	(123)	(2,419)	(236)	3,116
Cost/income ratio	81 %	67 %	82 %	74 %	95 %	N/M	N/M	87 %
Assets[2]	1,186,046	130,634	164,928	29,840	141,157	33,936	22,163	1,708,703
Expenditures for additions to long-lived assets	0	0	0	1	108	(0)	517	626
Risk-weighted assets[3]	147,063	73,692	46,564	5,402	42,843	56,899	21,506	393,969
CRD 4 leverage exposure measure (spot value at reporting date)	754,648	248,828	172,212	4,367	144,051	85,673	35,401	1,445,181
Average shareholders' equity	20,569	10,512	9,183	5,144	8,134	7,724	143	61,410
Post-tax return on average tangible shareholders' equity[4]	6 %	16 %	10 %	67 %	(2) %	N/M	N/M	4 %
Post-tax return on average shareholders' equity[4]	6 %	14 %	8 %	9 %	(1) %	N/M	N/M	3 %
[1] Includes:								
Net interest income	5,390	2,114	3,720	398	2,152	381	117	14,272
Net income (loss) from equity method investments	125	5	440	22	(9)	34	2	619
[2] Includes:								
Equity method investments	472	99	3,151	163	3	170	85	4,143

N/M – Not meaningful
[3] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
[4] The post-tax return on average tangible shareholders' equity and average shareholders' equity at the Group level reflects the reported effective tax rate for the Group, which was 46 % for the year ended December 31, 2014. For the post-tax return on average tangible shareholders' equity and average shareholders' equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2014.

Corporate Divisions

Global Markets Corporate Division

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € m.	2016 increase (decrease) from 2015 in %	2015 increase (decrease) from 2014 in € m.	2015 increase (decrease) from 2014 in %
Net revenues							
Sales & Trading (equity)	2,502	3,337	3,117	(835)	(25)	220	7
Sales & Trading (debt and other products)	7,339	8,215	7,595	(876)	(11)	620	8
Sales & Trading	9,841	11,552	10,712	(1,711)	(15)	840	8
Other	(551)	(695)	(643)	144	(21)	(52)	8
Total net revenues	9,290	10,857	10,069	(1,567)	(14)	788	8
Provision for credit losses	142	50	27	92	185	23	85
Noninterest expenses							
Compensation and benefits	1,787	2,320	2,286	(533)	(23)	34	1
General and administrative expenses	6,885	8,622	5,796	(1,737)	(20)	2,826	49
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Impairment of goodwill and other intangible assets	285	1,568	0	(1,283)	(82)	1,568	N/M
Restructuring activities	127	89	92	38	43	(3)	(4)
Total noninterest expenses	9,084	12,599	8,174	(3,515)	(28)	4,424	54
Noncontrolling interests	47	26	25	22	85	1	3
Income (loss) before income taxes	16	(1,817)	1,843	1,833	N/M	(3,660)	N/M
Cost/income ratio	98 %	116 %	81 %	N/M	(18) ppt	N/M	35 ppt
Assets[1]	1,012,627	1,113,771	1,186,046	(101,143)	(9)	(72,276)	(6)
Risk-weighted assets[2]	157,913	161,347	147,063	(3,433)	(2)	14,284	10
Average shareholders' equity[3]	24,695	24,675	20,569	20	0	4,106	20
Post-tax return on average tangible shareholders' equity	0 %	(5) %	6 %	N/M	6 ppt	N/M	(12) ppt
Post-tax return on average shareholders' equity	0 %	(5) %	6 %	N/M	5 ppt	N/M	(11) ppt

N/M – Not meaningful
1 Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2 Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
3 See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average shareholders' equity is allocated to the divisions.

2016

Global Markets 2016 net revenues were € 9.3 billion, a decrease of € 1.6 billion, or 14 % from € 10.9 billion in 2015. Revenues were impacted by a challenging environment for Equities, negative market perceptions concerning Deutsche Bank and the implementation of our targets originally announced in October 2015.

Sales & Trading (debt and other products) net revenues were € 7.3 billion, a decrease of € 876 million, or 11 %. Revenues in Foreign Exchange were in line with a strong prior year. Revenues in Core Rates were flat, as good performance in Europe was partly offset by a weaker performance in the U.S. Credit revenues were also in line with the prior year and included the impact of de-risking in Securitized Trading as part of our targets originally announced in October 2015. Strong performance in Financing and Solutions and Commercial Real Estate, especially in the U.S. was offset by underperformance in Credit Flow and Securitized Trading. Emerging Market revenues were significantly lower in 2016 driven by the impact of country exits, specifically Russia, as part of the implementation of our targets originally announced in October 2015, lower client flow and macro uncertainty. Asia Pacific Local Markets revenues were significantly lower as a result of unfavorable market conditions in the first half of the year and subdued markets negatively impacting client flow.

Sales & Trading (equity) net revenues were € 2.5 billion, a decrease of € 835 million, or 25 %. Prime Finance revenues were lower reflecting a decline in client balances and trading activity as well as increased cost of funding driven by widening of DB credit spreads. Equity Derivatives revenues were significantly lower due to lower client activity. Cash Equity revenues were lower in 2016 as a result of a challenging market environment and lower client volumes.

Other net revenues were negative € 551 million in full year 2016, compared to negative € 695 million in full year 2015. Other net revenues included transfers from and to Corporate & Investment Banking related to client coverage and product distribution, as well as the following valuation adjustment items. First, a mark-to-market gain of € 61 million (full year 2015: a gain of € 113 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). CRR/CRD 4 capital rules result in charges to the Group's RWA in respect of CVA (the Group has sought to mitigate these regulatory charges through hedging with credit default swaps; these regulatory capital hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit or loss that are reported as a revenue item). Second, a loss of € 146 million in full year 2015 relating to a refinement in the calculation of IFRS CVA, with no corresponding item booked in 2016. Third, a Funding Valuation Adjustment (FVA) loss of € 141 million (full year 2015: a loss of € 145 million, including a negative impact of € 26 million due to a calculation refinement). Lastly, a gain of € 27 million (full year 2015: a gain of € 48 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provisions for credit losses, Global Markets recorded a net charge of € 142 million (2015: net charge of € 50 million), an increase of € 92 million, driven by a small number of exposures in Metals and Mining and Commercial Real Estate.

Noninterest expenses decreased by € 3.5 billion or 28 % compared to full year 2015. The decrease was primarily due to lower goodwill impairment and litigation charges compared to 2015. Noninterest expenses in 2016 included € 876 million in litigation expenses and impairments. Excluding these effects, noninterest expenses in 2016 were 3 % lower than in 2015.

Income before income taxes in 2016 was a gain of € 16 million, compared to a loss of € 1.8 billion in the prior year, driven by € 2.0 billion lower litigation in 2016 and € 1.3 billion higher goodwill impairment charges in 2015, partly offset by € 1.6 billion lower revenues in 2016.

2015

Global Markets 2015 net revenues were € 10.9 billion, an increase of € 788 million, or 8 % from € 10.1 billion in 2014.

Sales & Trading (debt and other products) net revenues were € 8.2 billion, an increase of € 620 million, or 8 %. Revenues in Foreign Exchange were significantly higher driven by increased market volatility and strong client activity. Revenues in Core Rates were significantly higher driven by strong performance in Europe and North America. Credit revenues were in line with the prior year, as strong performance in credit flow and securitized trading was offset by lower client activity in commercial real estate and a weaker market environment particularly in APAC.

Emerging Market revenues were higher despite challenging markets and our exit from Russia, reflecting strong performance in Latin America. Asia Pacific Local Markets revenues were significantly higher from robust new deal volume and client flow due to increased volatility mainly in response to the devaluation of the Chinese Yuan in August 2015.

Sales & Trading (equity) net revenues were € 3.3 billion, an increase of € 220 million, or 7 %. Prime Finance revenues were significantly higher driven by increased client balances. Equity Derivatives revenues were lower, reflecting lower client activity and a challenging risk management environment in the second half of the year. Cash Equity revenues were in line with the prior year.

Other net revenues were negative € 695 million in full year 2015, compared to negative € 643 million in full year 2014. Other net revenues included transfers from and to Corporate & Investment Banking related to client coverage and product distribution, as well as the following valuation adjustment items. First, a mark-to-market gain of € 113 million (full year 2014: a gain of € 8 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a loss of € 146 million (full year 2014: a loss of € 58 million) relating to a refinement in the calculation of IFRS CVA. Thirdly, a Funding Valuation Adjustment (FVA) loss of € 145 million (full year 2014: a loss of € 139 million), including a negative impact of € 26 million due to a calculation refinement (full year 2014: a loss of € 51 million). Lastly, a gain of € 48 million (full year 2014: a loss of € 126 million including a gain relating to a calculation refinement of € 37 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provisions for credit losses, Global Markets recorded a net charge of € 50 million (2014: net charge of € 27 million). The increase was driven by the impact of a ratings recalibration in Commercial Real Estate.

Noninterest expenses increased by € 4.4 billion or 54 % compared to full year 2014. The increase was primarily due to goodwill impairment charges and higher litigation costs.

Income before income taxes was a loss of € 1.8 billion, compared to a gain of € 1.8 billion in the prior year, driven by goodwill impairment of € 1.6 billion and € 2.0 billion higher litigation charges partly offset by higher revenues.

Corporate & Investment Banking Division

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € m.	2016 increase (decrease) from 2015 in %	2015 increase (decrease) from 2014 in € m.	2015 increase (decrease) from 2014 in %
Net revenues							
Trade Finance & Cash Management Corporates	2,627	2,803	2,611	(176)	(6)	192	7
Institutional Cash & Securities Services	1,847	1,867	1,605	(20)	(1)	262	16
Equity Origination	405	658	761	(253)	(39)	(103)	(14)
Debt Origination	1,388	1,469	1,574	(82)	(6)	(104)	(7)
Advisory	500	587	579	(86)	(15)	8	1
Loan products & Other	717	663	538	54	8	126	23
Total net revenues	7,483	8,047	7,667	(564)	(7)	380	5
Provision for credit losses	672	342	232	330	97	110	48
Noninterest expenses							
Compensation and benefits	1,711	2,115	2,067	(403)	(19)	48	2
General and administrative expenses	3,243	3,512	3,033	(269)	(8)	479	16
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Impairment of goodwill and other intangible assets	0	600	0	(600)	N/M	600	N/M
Restructuring activities	165	39	29	126	N/M	10	34
Total noninterest expenses	5,119	6,266	5,129	(1,147)	(18)	1,137	22
Noncontrolling interests	1	0	1	1	N/M	(0)	(77)
Income (loss) before income taxes	1,691	1,439	2,306	252	17	(867)	(38)
Cost/income ratio	68 %	78 %	67 %	N/M	(9) ppt	N/M	11 ppt
Assets[1]	189,910	123,809	130,634	66,102	53	(6,825)	(5)
Risk-weighted assets[2]	79,698	86,087	73,692	(6,388)	(7)	12,395	17
Average shareholders' equity[3]	12,076	12,483	10,512	(407)	(3)	1,970	19
Post-tax return on average tangible shareholders' equity	10 %	8 %	16 %	N/M	2 ppt	N/M	(8) ppt
Post-tax return on average shareholders' equity	9 %	7 %	14 %	N/M	2 ppt	N/M	(7) ppt

N/M – Not meaningful
1 Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2 Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
3 See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average shareholders' equity is allocated to the divisions.

2016

Revenues in the Corporate & Investment Banking division declined in 2016 compared to the prior year. The majority of this decrease was in Corporate Finance, with the industry-wide slowdown in client activity and primary markets first seen in the fourth quarter of 2015 continuing through the first half of 2016. Transaction Banking revenues decreased marginally, in the face of a number of macro-economic headwinds. Provisions for credit losses increased substantially in 2016. Mitigating these developments was a significant year-on-year decrease in noninterest expenses.

Net revenues were € 7.5 billion, a decrease of € 564 million or 7 % compared to the prior year. Within Transaction Banking, Trade Finance and Cash Management Corporates revenues were down € 176 million or 6 %, with low interest rates within the eurozone area, high margin pressure and client perimeter rationalization as part of our targets originally announced in October 2015 all impacting negatively. Institutional Cash and Securities Services was flat year-on-year. Securities Services performance was again affected by lower interest rates in Europe, coupled with lower global IPO activity. This was offset by an improved performance in Institutional Cash, where the beneficial impact of increased interest rates within the U.S. outweighed the initial negative effects of a change in the business risk appetite and client perimeter. Within Corporate Finance, Equity Origination experienced the biggest decrease, down € 253 million or 39 % for the year reflecting an industry wide reduction in issuance levels. These levels did see a partial recovery during the second half of 2016, which was reflected in an increase in revenues in Equity Origination compared to the first half of 2016. Debt Origination was lower by € 82 million or 6 % for the full year, driven by a weak first quarter. However, performance improved amid increased market liquidity and relatively stable interest rates to post higher revenues for the subsequent 9 months of the year compared to 2015. Advisory revenues decreased € 86 million or 15 %, as market activity was at lower levels compared to 2015. As seen with Equity Origination, the second half of 2016 also saw an increase in activity, which translated to an improvement in revenue performance. Loan products and Other revenues increased € 54 million or 8 %, as a result of corporate lending activity as well as transfers to and from Global Markets.

Provisions for credit losses were up € 330 million or 97 % compared to 2015. The increase was primarily driven by the deterioration in credit quality of the shipping sector where the industry suffered from persistent structural challenges; such as oversupply and redundancy of certain types of ships. As a consequence this severe industry weakness also triggered more borrowers to fall into the defaulted category valued under a liquidation scenario.

Noninterest expenses were € 5.1 billion, a decrease of € 1.1 billion or 18 % year-on-year, with the non-recurring goodwill impairment (2015: € 600 million) and reduced litigation (2016: € 17 million; 2015: € 329 million) driving the reduction and more than offsetting an increase in restructuring costs. The year also saw lower performance related compensation costs, a 3 % reduction in headcount as part of strategic initiatives and savings from active management of non compensation costs.

Income before income taxes was € 1.7 billion, an increase of € 252 million or 17 % compared to 2015. The substantial reduction in noninterest expenses more than offset lower revenues and a significant increase in credit loss provisions.

2015

2015 saw solid net revenues reported, with Transaction Banking showing significant increases compared to 2014 driven by increased volumes and favorable exchange rate movements. For Corporate Finance it was a year of two halves, with the first six months of the year producing substantial returns amid some record issuances, before tailing off heavily in the second six months of the year reflecting lower activity across Origination and Advisory markets.

Net revenues were € 8 billion, an increase of € 380 million, or 5 % from € 7.7 billion in 2014. Within Transaction Banking, revenues increased by € 454 million, or 11 %, with revenue growth across all regions. Trade Finance benefited specifically from improved margins within the structured business, while trade flow also saw an increase in activity, again from increased margins coupled with funded volume increases. Revenues in Cash Management for corporate clients were supported by favorable foreign exchange rate movements as well as increased volumes. Revenues in Institutional Cash and Securities Services grew on the back of strong business activity driven by volume growth and increased client deposits in addition to favorable foreign exchange rate movements. Origination and Advisory net revenues were € 2.7 billion for the full year 2015, a decrease of € 199 million, or 7 % reflecting a decline in market share and partial lower risk appetite, particularly in leveraged finance. Revenues in Equity Origination were lower, reflecting a lower fee pool in the second half of the year. Debt Origination was also down 7 %, driven by reduced market activity and lower risk tolerance within the second six months of the year, while Advisory revenues were in line with the prior year. Loan products and Other revenues increased € 126 million or 23 %, as a result of corporate lending activity as well as transfers to and from Global Markets.

Provisions for credit losses were € 342 million, an increase of € 110 million or 48 % driven by increased provisions taken in the Shipping and Leveraged Finance portfolios.

Noninterest expenses increased by € 1.1 billion or 22 %. The increase was due to goodwill impairment charges (€ 600 million), higher litigation costs (€ 329 million), adverse foreign exchange rate movements as well as higher expenses related to regulatory requirements.

Income before income taxes was € 1.4 billion, a decrease of € 867 million or 38 % on the prior year. The goodwill impairment charge and increased litigation, coupled with an increase in credit loss provisions was only partially offset by improved revenue performance.

Private, Wealth & Commercial Clients Corporate Division

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € m.	in %	2015 increase (decrease) from 2014 in € m.	in %
Net revenues:							
Credit products	2,223	2,148	2,043	75	3	105	5
Deposit products	1,138	1,332	1,534	(193)	(15)	(202)	(13)
Investment & insurance products	1,045	1,309	1,219	(264)	(20)	90	7
Payments, cards & account products	559	586	590	(27)	(5)	(4)	(1)
Other products	254	213	205	41	19	7	4
Total Private & Commercial Clients (PCC)	5,218	5,588	5,591	(369)	(7)	(3)	(0)
Net interest revenues	811	816	653	(5)	(1)	163	25
Management Fees	645	747	731	(102)	(14)	16	2
Performance & Transaction Fees	350	494	453	(145)	(29)	41	9
Other revenues	75	40	17	35	89	23	140
Total Wealth Management (WM)	1,880	2,097	1,854	(217)	(10)	243	13
Hua Xia	618	(175)	423	793	N/M	(598)	N/M
Total net revenues	7,717	7,510	7,868	207	3	(358)	(5)
Provision for credit losses	255	300	349	(45)	(15)	(49)	(14)
Noninterest expenses:							
Compensation and benefits	2,438	2,517	2,568	(79)	(3)	(51)	(2)
General and administrative expenses	3,815	3,869	3,872	(55)	(1)	(3)	(0)
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Impairment of goodwill and other intangible assets	0	1,011	0	(1,011)	N/M	1,011	N/M
Restructuring activities	141	585	9	(444)	(76)	577	N/M
Total noninterest expenses	6,394	7,983	6,449	(1,589)	(20)	1,535	24
Noncontrolling interests	0	(0)	(0)	0	N/M	(0)	105
Income (loss) before income taxes	1,068	(774)	1,070	1,842	N/M	(1,844)	N/M
Cost/income ratio	83 %	106 %	82 %	N/M	(23) ppt	N/M	24 ppt
Assets[1]	189,444	176,038	164,928	13,406	8	11,110	7
Risk-weighted assets[2]	43,855	49,603	46,564	(5,748)	(12)	3,039	7
Average shareholders' equity[3]	9,008	10,265	9,183	(1,257)	(12)	1,082	12
Post-tax return on average tangible shareholders' equity	9 %	(6) %	10 %	N/M	16 ppt	N/M	(16) ppt
Post-tax return on average shareholders' equity	8 %	(5) %	8 %	N/M	13 ppt	N/M	(12) ppt

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average shareholders' equity is allocated to the divisions.

Additional information

in € bn. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € bn.	in %	2015 increase (decrease) from 2014 in € bn.	in %
Invested assets[1]	424	503	489	(79)	(16)	14	3
Net new money	(39)	3	22	(42)	N/M	(18)	(84)

N/M – Not meaningful
[1] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

2016

PW&CC's business environment remained challenging throughout 2016. Persistent low interest rates and a more challenging market environment resulted in reduced client activity and a decline in both deposit and investment revenues. PW&CC maintained strict cost discipline and also benefited from continued low levels of provisions for credit losses. During 2016, PW&CC made substantial progress in the execution of strategic measures including the streamlining of distribution models and the further expansion of digital offerings. Also as part of our targets originally announced in October 2015, PW&CC completed the disposals of the Private Client Services (PCS) unit in the U.S. and the Hua Xia Bank Co. Ltd. stake in China. The latter transaction resulted in a significant gain on sale, whereas PW&CC's prior year results were negatively impacted by Hua Xia-related valuation effects, a goodwill impairment charge of € 1.0 billion and significant expenses for restructuring activities.

Net revenues in PW&CC of € 7.7 billion increased by € 207 million, or 3 %, compared to the prior year period. This increase was driven by a higher contribution from Hua Xia Bank Co. Ltd. with revenues of € 618 million in 2016 including the aforementioned positive impact from the sale transaction. 2015 included net negative revenues of € 175 million from Hua Xia Bank Co. Ltd.. Valuation effects and other transaction-related impacts of € 697 million were partly offset by regular equity pick-ups on the stake. Excluding the impacts from the disposals of Hua Xia Bank Co. Ltd. and PCS (as discussed further below), net revenues declined compared to the prior year period. In the Private & Commercial Client (PCC) businesses, revenues decreased by € 369 million, or 7 %. This decline was driven by the ongoing turbulent market environment, which led to reduced client activity. Investment & insurance product revenues declined by € 264 million, or 20 %. Net revenues from Deposit products decreased by € 193 million, or 15 %, compared to 2015, driven by the lower interest rate environment in Europe. These declines were partly mitigated by improved Credit product revenues, which increased by € 75 million, or 3 %, mainly reflecting higher loan volumes. PCC's Other product revenues increased by € 41 million, including a € 98 million gain attributable to the sale of the stake in VISA Europe Limited as well as a € 50 million dividend payment from one of PCC's shareholdings subsequent to a sales transaction by the investee in 2015. Prior year revenues included a comparable impact of € 101 million also in Other product revenues. Revenues in the Wealth Management (WM) businesses decreased by € 217 million, or 10 %, in part due to a deconsolidation impact after the disposal of the PCS unit in September 2016. Apart from this deconsolidation impact, Performance & Transaction Fees as well as Management Fees in WM were also impacted by the difficult market environment with reduced client activity, strategic de-risking initiatives and the negative market perceptions associated with Deutsche Bank. WM's Net interest revenues remained largely stable, whereas Other revenues increased by € 35 million compared to the prior year period, mainly due to a gain related to the disposal of the PCS unit.

Provision for credit losses of € 255 million decreased by € 45 million, or 15 %, compared to prior year reflecting the continued good quality of the loan portfolio and the benign economic environment. Provision for credit losses also benefited from selective portfolio sales with similar impacts in 2015 and 2016.

Noninterest expenses of € 6.4 billion in 2016 decreased by € 1.6 billion, or 20 %, compared to the prior year period. 2015 included the aforementioned € 1.0 billion goodwill impairments as well as € 418 million higher charges for restructuring and severances. 2015 was also impacted by a € 118 million partial write-off of software, whereas noninterest expenses in 2016 benefited from a reduced cost base after the disposal of the PCS unit in September. Excluding these effects, noninterest expenses were at comparable levels in 2015 and 2016. The impact of higher investments in digitization and further spending related to strategic measures was offset by lower expenses for compensation and strict cost discipline.

Income before income taxes of € 1.1 billion increased by € 1.8 billion compared to 2015. The increase was attributable to the aforementioned impairment items and higher charges for restructuring and severances in 2015 combined with the positive impact from the disposal of the Hua Xia Bank Co. Ltd. stake in 2016. Excluding these factors, income before income taxes declined in 2016 compared to 2015 reflecting the impact of the continued low interest rate environment and the volatile market environment on revenues in the WM and the PCC businesses.

Invested Assets of € 424 billion decreased by € 79 billion compared to December 31, 2015. The decline was mainly attributable to two factors. First, a deconsolidation effect of € 38 billion subsequent to the disposal of the PCS unit. Second, net outflows of € 39 billion (€ 32 billion in WM, € 7 billion in PCC businesses) mainly occurring at the end of the third quarter and the beginning of the fourth quarter subsequent to the negative market perceptions associated with Deutsche Bank. In WM, net outflows during 2016 also reflected continued deleveraging activities of the clients as well as efforts to optimize risk management practices and to improve efficiencies such as cross-border servicing.

2015

PW&CC's results in 2015 were significantly impacted by three material effects which led to charges of € 2.3 billion in total. First, a goodwill impairment of € 1.0 billion reflecting the impact of expected higher regulatory capital requirements on PW&CC's Private & Commercial Client (PCC) businesses. Second, valuation effects and other transaction-related negative impacts of € 697 million related to Hua Xia Bank Co. Ltd., triggered by the agreement to sell the stake and also reflecting Hua Xia Bank's share price development in 2015. Third, noninterest expenses included € 595 million of restructuring and severance charges, mainly related to the restructuring of PW&CC's head office and the branch networks of the PCC businesses.

Net revenues of € 7.5 billion in 2015 decreased by € 358 million, or 5 %, compared to 2014. The decline was driven by the aforementioned € 697 million valuation and transaction-related effects relating to PW&CC's stake in Hua Xia Bank Co. Ltd., which were partly offset by higher regular equity pick-ups on the stake. In the PCC businesses, total net revenues remained stable compared to 2014 reflecting partly offsetting developments. A decline in net revenues from Deposit products of € 202 million, or 13 %, compared to 2014, mainly caused by the continued low interest rate environment in Europe, was partly offset by higher revenues from Investment & insurance products of € 90 million, or 7 %, reflecting a continuing strong performance in the Investment businesses in a favorable market environment. Revenues from Credit products also increased by € 105 million, or 5 %, driven by higher loan volumes, especially in Mortgages and Consumer Finance, as well as a modest increase in the overall portfolio margin. Other product revenues in the PCC businesses included positive effects of comparable size in both 2014 and 2015. In 2015, PCC Germany received an extraordinary dividend payment of € 101 million subsequent to an investee's sales transaction. In 2014, Other product revenues included a non-recurring gain as well as gains from securities sales in DB Bauspar. Revenues in PW&CC's Wealth Management (WM) businesses increased in 2015 by € 243 million, or 13 %, compared to 2014. Net interest revenues were up € 163 million, or 25 %, reflecting favorable movements in foreign exchange rates, reduced funding costs and increased lending volumes. Higher Performance & Transaction Fees of € 41 million, or 9 % and Management Fees of € 16 million, or 2 % reflect favorable movements in foreign exchange rates.

Provision for credit losses of € 300 million decreased by € 49 million, or 14 % in 2015, reflecting the quality of PW&CC's loan book across business units and the ongoing benign economic environment in Germany. Provision for credit losses also benefited from selective portfolio sales in 2015 and in 2014 on a comparable level.

Noninterest expenses of € 8.0 billion increased by € 1.5 billion, significantly impacted by the aforementioned goodwill impairment of € 1.0 billion. In addition, 2015 included € 595 million provisions for restructuring and severance payments, mainly related to PW&CC's head office and PCC's branch network restructuring. Noninterest expenses in 2015 also included a € 118 million partial write-off of software related to the strategic decisions on the use of the joint IT platform with Postbank. In comparison, noninterest expenses in 2014 included € 267 million charges for loan processing fees triggered by a change in German legal practice as well as € 107 million provisions for severances and restructuring. Beyond that, 2014 also included a positive effect from the disposition of real estate in Europe. Apart from these effects, PW&CC continued to realize incremental savings from efficiency measures in 2015, which were offset by higher expenses related to regulatory requirements, unfavorable movements in foreign exchange rates and inflationary cost increases (e.g. tariff, pensions, rental cost increases).

Loss before income taxes was € 774 million in 2015, including the aforementioned charges of € 2.3 billion in 2015. This compares to income before income taxes of € 1.1 billion in 2014 which was affected by the aforementioned € 267 million charges for loan processing fees and € 107 million provision for restructuring and severances.

Invested assets of € 503 billion increased by € 14 billion compared to December 31, 2014 mainly driven by positive foreign exchange rates, accompanied by € 3 billion net inflows driven by Wealth Management businesses.

Deutsche Asset Management Corporate Division

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € m.	2016 increase (decrease) from 2015 in %	2015 increase (decrease) from 2014 in € m.	2015 increase (decrease) from 2014 in %
Net revenues							
Management Fees	2,196	2,344	1,988	(148)	(6)	356	18
Performance and transaction fees	220	247	189	(27)	(11)	58	31
Other revenues	208	172	175	35	20	(2)	(1)
Mark-to-market movements on policyholder positions in Abbey Life	396	258	291	139	54	(34)	(12)
Total net revenues	**3,020**	3,021	2,643	(1)	(0)	378	14
Provision for credit losses	**1**	1	(0)	(0)	(4)	1	N/M
Noninterest expenses							
Compensation and benefits	611	778	631	(167)	(21)	147	23
General and administrative expenses	1,171	1,304	1,132	(134)	(10)	173	15
Policyholder benefits and claims	374	256	289	117	46	(32)	(11)
Impairment of goodwill and other intangible assets	1,021	0	(83)	1,021	N/M	83	N/M
Restructuring activities	47	(2)	(3)	49	N/M	1	(27)
Total noninterest expenses	**3,223**	2,336	1,965	886	38	371	19
Noncontrolling interests	**0**	(0)	4	1	N/M	(4)	N/M
Income (loss) before income taxes	**(204)**	684	674	(888)	N/M	10	1
Cost/income ratio	107 %	77 %	74 %	N/M	29 ppt	N/M	3 ppt
Assets[1]	12,340	30,352	29,840	(18,013)	(59)	513	2
Risk-weighted assets[2]	8,961	10,759	5,402	(1,798)	(17)	5,357	99
Average shareholders' equity[3]	6,221	5,719	5,144	503	9	575	11
Post-tax return on average tangible shareholders' equity	(8) %	48 %	67 %	N/M	(56) ppt	N/M	(19) ppt
Post-tax return on average shareholders' equity	(2) %	8 %	9 %	N/M	(10) ppt	N/M	(1) ppt

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average shareholders' equity is allocated to the divisions.

2016

In 2016, Deutsche AM performance was impacted by the sale of Abbey Life resulting in € 1.0 billion goodwill and other intangible assets impairments and by net asset outflows, exacerbated by Deutsche Bank specific factors. Despite less favorable market conditions reflecting ongoing uncertainty from sustained low global growth, excluding movements on policyholder positions and impairments in Abbey Life, Deutsche AM achieved solid IBIT of € 794 million, an increase of 16 % from € 683 million in 2015. Revenues excluding the mark-to-market movements on policyholder positions in Abbey Life were down 5 % year-on-year, while noninterest expenses excluding policyholders' benefits and claims and impairments were down 12 % compared to 2015.

Net revenues for full year 2016 were € 3.0 billion, and are in line with prior year. Net revenues excluding the mark-to-market movements on policyholder positions in Abbey Life were € 2.6 billion, a decrease of 5 % from € 2.8 billion in 2015. Management fees and other recurring revenues decreased by € 148 million, or 6 %, due to lower invested assets and unfavorable market conditions impacting the Passive and Active businesses. Performance and transaction fees decreased by € 27 million, or 11 %, compared to a strong prior year period in Alternatives products. Other revenues increased by € 35 million, or 20 %, due to a prior year write down relating to Heta Asset Resolution AG exposure and the current year sale of Abbey Life and Deutsche AM India, partly offset by negative fair value of guaranteed products and lower dividend income in Alternatives. Mark-to-market movements on policyholder positions in Abbey Life increased by € 139 million, or 54 %, following higher market gains.

Noninterest expenses of € 3.2 billion increased by € 886 million, or 38 %, due to impairments of goodwill predominantly related to the sale of Abbey Life and an increase in policyholder benefits and claims which is offset within revenues. Excluding Abbey Life policyholder benefits and claims and the aforementioned impairments, noninterest expenses of € 1.8 billion in 2016 were lower than in 2015, mainly due to lower compensation costs and the reversal of a specific cost item incurred in the fourth quarter of 2015.

The loss before income taxes was € 204 million, a decrease of € 888 million compared to 2015, primarily driven by the aforementioned impact from the sale of Abbey Life.

Invested assets were € 706 billion as of December 31, 2016, a decrease of € 38 billion versus December 31, 2015, driven by challenging market conditions exacerbated by the negative market perceptions concerning Deutsche Bank, market rumors surrounding the future of Deutsche AM and changes in Deutsche AM's management. Net asset outflows of € 41 billion were driven by the Americas region, where outflows in cash were the main source of the results, driven by money market reform. Exchange-traded funds were another area with sizeable outflows as the currency-hedged category experienced outflows across the industry. The decrease was also driven by disposals of € 18 billion mainly relating to Abbey Life and Deutsche AM India. Partly offsetting the outflows was the effect from a favorable Equity and Fixed Income market development of € 16 billion, and favorable foreign exchange rate movements of € 4 billion. We also experienced positive inflows of € 2 billion in Asia Pacific in 2016.

The following table provides a development of invested assets during 2016, broken down by product type as well as the respective average fee rates:

in € bn.	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of December 31, 2015	84	77	183	314	86	744
Inflows	16	10	41	69	23	158
Outflows	(15)	(19)	(54)	(85)	(26)	(199)
Net Flows	1	(9)	(13)	(16)	(3)	(41)
FX impact	1	1	1	2	(0)	4
Market Development	2	(1)	7	8	2	16
Other	(3)	(4)	(6)	(2)	(2)	(18)
Balance as of December 31, 2016	84	63	171	305	82	706
Average fee rate (in bps)	62	6	53	15	43	32

2015

In 2015, Deutsche AM continued to grow across products and regions benefitting from higher Equity market levels, increased net new money and resulting higher assets under management relative to the prior period, and the favorable movement in foreign exchange rates, which positively increased recurring revenue streams. Performance continued to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenged fair value guaranteed products.

Net revenues for full year 2015 were € 3.0 billion, an increase of € 378 million, or 14 %. Management fees and other recurring revenues increased by € 356 million, or 18 %, driven by an increase in the average assets under management following positive flows, higher average Equity market levels, and favorable movements in foreign exchange rates. Performance and transaction fees were up € 58 million, or 31 %, following higher performance fee recognition from Active and Alternatives businesses. Other revenues decreased by € 2 million, in line with the prior year. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 34 million, or 12 %, largely offset in noninterest expenses.

Noninterest expenses were up € 371 million, or 19 %, mainly driven by unfavorable movement in foreign exchange rates, prior year reversal of intangible write-downs for Scudder, higher asset under management related costs, and higher compensation costs partly offset by lower costs related to the OpEx program and lower policyholder benefits and claims.

Income before income taxes was € 684 million in 2015, an increase of € 10 million, or 1 %, driven by the aforementioned increase in net revenues.

Invested assets were € 744 billion as of December 31, 2015, an increase of € 53 billion, or 8 %, mainly driven by foreign currency movements of € 36 billion, net inflows of € 18 billion, and favorable Equity market levels of € 4 billion, partially offset by divestment and other movements of € 5 billion.

The following table provides a development of invested assets during 2015, broken down by product type as well as the respective average fee rates:

in € bn.	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of December 31, 2014	90	73	149	307	73	691
Inflows	16	11	75	94	32	228
Outflows	(20)	(12)	(52)	(106)	(20)	(210)
Net Flows	(5)	(1)	23	(12)	12	18
FX impact	5	5	7	19	1	36
Market Development	(2)	2	5	(2)	0	4
Other	(5)	(1)	(1)	2	0	(5)
Balance as of December 31, 2015	84	77	183	314	86	744
Average fee rate (in bps)	54	7	50	14	40	30

Postbank

				2016 increase (decrease) from 2015		2015 increase (decrease) from 2014	
in € m. (unless stated otherwise)	2016	2015	2014	in € m.	in %	in € m.	in %
Net revenues							
Current Accounts	1,101	1,179	1,281	(77)	(7)	(102)	(8)
Loans	1,133	1,112	912	21	2	200	22
Savings	590	695	703	(104)	(15)	(8)	(1)
Home Loans & Savings	216	230	225	(14)	(6)	5	2
Investment & Insurance Products	94	94	98	1	1	(5)	(5)
Postal	230	239	415	(9)	(4)	(176)	(42)
NCOU	(228)	(393)	(317)	165	(42)	(76)	24
Other	229	(43)	(78)	272	N/M	35	(45)
Total net revenues	3,366	3,112	3,238	254	8	(126)	(4)
Provision for credit losses	184	211	274	(27)	(13)	(63)	(23)
Noninterest expenses							
Compensation and benefits	1,397	1,425	1,344	(28)	(2)	81	6
General and administrative expenses	1,418	1,475	1,743	(57)	(4)	(268)	(15)
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Impairment of goodwill and other intangible assets	0	2,597	0	(2,597)	N/M	2,597	N/M
Restructuring activities	0	0	0	0	N/M	0	N/M
Total noninterest expenses	2,815	5,497	3,087	(2,682)	(49)	2,410	78
Noncontrolling interests	0	1	1	(0)	(26)	(0)	(13)
Income (loss) before income taxes	367	(2,596)	(123)	2,963	N/M	(2,473)	N/M
Cost/income ratio	84 %	177 %	95 %	N/M	(93) ppt	N/M	81 ppt
Assets[1]	139,743	136,061	141,157	3,682	3	(5,096)	(4)
Risk-weighted assets[2]	42,209	43,242	42,843	(1,032)	(2)	399	1
Average shareholders' equity[3]	6,006	7,798	8,134	(1,791)	(23)	(337)	(4)
Post-tax return on average tangible shareholders' equity	4 %	(30) %	(2) %	N/M	34 ppt	N/M	(28) ppt
Post-tax return on average shareholders' equity	4 %	(22) %	(1) %	N/M	26 ppt	N/M	(21) ppt

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average shareholders' equity is allocated to the divisions.

2016

In 2016, Postbank continued to focus on loan growth as well as on cost and efficiency measures while continued headwinds from the persisting low interest rate environment impacted revenues on Savings and Current Accounts. Postbank reported an income before income taxes of € 367 million in 2016 compared to a loss before income taxes of € 2.6 billion in 2015, which was heavily impacted by extraordinary items, such as goodwill impairment and other smaller effects from adjustments of home loan savings interest provisions of around € 2.8 billion in total.

Net revenues increased by € 254 million, or 8 % compared to 2015. Main drivers were increased Other revenues of € 272 million in 2016 due to gains on sales of certain investment securities (including the sale of a stake in VISA Europe Ltd.) while Postbank's NCOU revenues increased by € 165 million, or 42 %, mainly attributable to a discontinued revenue burden from adjustments in 2015, including the adjustment of home loan savings interest provisions.

Postbank increased its net revenues in Loans by € 21 million or 2 % despite a positive impact of € 58 million in 2015 due to specific effects from successful contract alignments with business partners from Postbank mainly driven by loan volume growth in mortgages, consumer loans and corporate loans. The decline in net revenues from Savings and Current Accounts of € 104 million or 15 % and € 77 million or 7 %, respectively, compared to 2015 was mainly caused by the continued low interest rate environment in Europe. Postbank responded to the aforementioned pressure on revenues from deposits products with the introduction of new pricing models for current accounts starting in November 2016. Revenues in Home Loans & Savings decreased by € 14 million or 6 % mainly due to the low interest rate environment and remaining volume of outstanding high-yielding home loans savings.

Provision for credit losses decreased by € 27 million, or 13 % in 2016 reflecting the ongoing benign economic environment in Germany and the quality of Postbank's loan book.

Noninterest expenses decreased by € 2.7 billion, mainly attributable to the aforementioned goodwill impairment of € 2.6 billion in 2015. The remaining improvement in noninterest expenses was due to continued cost focus and lower expenses for strategic initiatives including reduced severance payments, despite higher regulatory costs for deposit protection schemes. Both compensation and benefits as well as general and administrative expenses decreased by 2 % and 4 % respectively, as compared to 2015. Apart from the above-mentioned effects, Postbank continued to realize further efficiency improvements by client orientated end-to-end process optimization as well as streamlined and digitized processes.

Income before income taxes increased by € 3.0 billion to € 367 million in 2016 mainly due to nonrecurring goodwill impairments and extraordinary high revenues resulting from sales of certain investment securities.

Invested assets of € 72 billion decreased by € 3 billion compared to December 31, 2015 driven by € 3 billion outflows in savings products.

2015

Postbank's business environment remained challenging during 2015 due to the low interest rate environment. Furthermore Postbank's 2015 results were significantly adversely impacted by two material effects amounting to € 2.8 billion in total: firstly, the goodwill impairment of € 2.6 billion made in the third quarter 2015 and secondly, adjustments made especially with respect to provisions arising from home loans savings. Excluding these effects, Postbank achieved a positive result in 2015.

Net revenues decreased by € 126 million, or 4 % compared to 2014. This was driven by increased headwinds from the low interest rate environment which, in particular, resulted in declining revenues on Savings and Current Accounts and the aforementioned adjustments recorded in Postbank's NCOU. Net revenues from Postal declined by € 176 million, or 42 %, mainly due to a contract alignment with our cooperation partner Deutsche Post DHL AG, partly offset by lower costs related to the same contractual amendments. These declines were partly compensated by an increase in Loans of € 200 million, or 22 %. This was driven by higher loan volumes, especially in mortgages and consumer loans and a modest overall portfolio margin increase, accompanied by specific effects totaling € 58 million from successful contract alignments with business partners from Postbank. Net revenues from Investment & Insurance declined by € 5 million, or 5 %, while Other revenues rose by € 35 million, or 45 %.

Provision for credit losses decreased by € 63 million, or 23 % in 2015 reflecting the positive macroeconomic environment in Germany as well as the quality of Postbank's loan book.

Noninterest expenses increased by € 2.4 billion, significantly impacted by the aforementioned impairment of € 2.6 billion of goodwill. Furthermore 2015 included extraordinary high expenses of € 197 million for strategic initiatives to improve Postbank's competitiveness. Excluding these effects, Postbank improved its management of noninterest expenses which was supported by lower costs resulting from the contractual alignment with Deutsche Post DHL AG and efficiency measures realized in 2015. Those were partly offset by higher expenses caused by regulatory requirements and inflationary cost increases (tariff, pensions and rental cost increases).

Loss before income taxes was € 2.6 billion in 2015. Excluding the earlier mentioned goodwill impairment and adjustments of € 2.8 billion in total, Postbank achieved a positive result compared to a loss before income taxes of € 123 million in 2014.

Invested assets of € 75 billion decreased by € 2 billion compared to December 31, 2014 driven by € 3 billion outflows in savings products.

Non-Core Operations Unit Corporate Division

				2016 increase (decrease) from 2015		2015 increase (decrease) from 2014	
in € m. (unless stated otherwise)	2016	2015	2014	in € m.	in %	in € m.	in %
Net revenues	**(382)**	794	489	(1,176)	N/M	305	62
thereof:							
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,261)	(353)	(310)	(909)	N/M	(43)	14
Provision for credit losses	**128**	51	251	76	148	(200)	(80)
Noninterest expenses							
Compensation and benefits	68	86	94	(18)	(20)	(8)	(9)
General and administrative expenses	2,678	2,921	2,366	(243)	(8)	555	23
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Impairment of goodwill and other intangible assets	(49)	0	194	(49)	N/M	(194)	N/M
Restructuring activities	4	(1)	4	5	N/M	(6)	N/M
Total noninterest expenses	**2,701**	3,006	2,658	(304)	(10)	347	13
Noncontrolling interests	**(4)**	1	(2)	(5)	N/M	3	N/M
Income (loss) before income taxes	**(3,207)**	(2,264)	(2,419)	(943)	42	155	(6)
Assets[1]	5,523	23,007	33,936	(17,485)	(76)	(10,929)	(32)
Risk-weighted assets[2]	9,174	32,896	56,899	(23,722)	(72)	(24,003)	(42)
Average shareholders' equity[3]	4,037	6,755	7,724	(2,717)	(40)	(969)	(13)

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
[3] See Note 4 "Business Segments and Related Information" to the consolidated financial statements for a description of how average shareholders' equity is allocated to the divisions.

2016

During 2016, NCOU successfully executed its de-risking strategy and reduced its portfolio in size to achieve its year-end closure target. Activity focused on initiatives aimed at delivering efficient capital contribution and de-leveraging results, which took place across a number of portfolios. These included the resolution of long-dated derivative exposures as well as various bond sales and further unwinds across the correlation and negative basis portfolios. The sale of our stakes in Maher Port Elizabeth and Red Rock Resorts were also completed in the period.

Net revenues for NCOU in the reporting period were negative € 382 million versus positive € 794 million in the prior year. This was predominately driven by de-risking losses of € 821 million, mainly from the unwind of long dated derivative exposures and related assets, partially offset by a gain of € 368 million in relation to Red Rock Resorts. In addition portfolio revenues declined following asset sales including Maher Prince Rupert, which was partially offset by lower valuation adjustments and mark-to-market impacts. Net revenues in 2015 included € 219 million from a specific litigation recovery and a gain of € 195 million on the sale of Maher Prince Rupert.

Provisions for credit losses increased by € 76 million, in comparison to 2015. This was predominantly driven by higher provisions taken against the European residential mortgages and commercial loans which included IAS 39 reclassified assets.

Noninterest expenses decreased by € 304 million, or 10 %, in comparison to 2015 predominately due to lower litigation related expenses. Costs excluding litigation charges were 18 % lower year-on-year, driven by asset sales including Maher Prince Rupert in 2015.

The loss before income taxes increased by € 943 million to € 3.2 billion, compared to 2015. The increase was primarily driven by losses from de-risking activity, while noninterest expenses were lower.

2015

In 2015, NCOU continued to execute its de-risking strategy, including the completion of the Maher Prince Rupert sale, as well as various exposures from legacy banking assets. The loss before income taxes profile improved overall but was impacted by an increase in noninterest expenses, specifically related to the developments in litigation-related provisions. Asset de-risking in 2015 delivered net gains of € 412 million.

Net revenues increased by € 305 million, or 62 %, mainly due to specific impacts including € 219 million from a specific litigation recovery and a gain of € 195 million on the sale of Maher Prince Rupert. Lower portfolio revenues following asset sales, including The Cosmopolitan of Las Vegas were partially offset by lower valuation adjustments and mark-to-market impacts. Net revenues in 2014 included mark-to-market losses of € 314 million related to a Maher Terminals debt re-financing and a € 151 million loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector.

Provisions for credit losses decreased by € 200 million, or 80 %, in comparison to 2014. This reduction was predominantly driven by lower credit losses for IAS 39 reclassified assets which included releases related to real estate exposures.

Noninterest expenses increased by € 347 million, or 13 %, predominately driven by higher litigation-related expenses. Noninterest expenses excluding litigation charges were 41 % lower year-on year, driven by asset sales including The Cosmopolitan of Las Vegas and the non-recurrence of a one-time impairment in the prior year related to Maher Terminals.

The loss before income taxes was € 2.3 billion, an improvement of € 155 million compared to 2014. Higher revenues and lower credit losses were the main drivers, while noninterest expenses were higher with regard to litigation related matters.

Consolidation & Adjustments

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015 in € m.	2016 increase (decrease) from 2015 in %	2015 increase (decrease) from 2014 in € m.	2015 increase (decrease) from 2014 in %
Net revenues[1]	**(479)**	184	(26)	(663)	N/M	210	N/M
Provision for credit losses	**1**	1	1	1	86	0	7
Noninterest expenses							
Compensation and benefits	3,861	4,052	3,522	(191)	(5)	530	15
General and administrative expenses	(3,756)	(3,073)	(3,287)	(683)	22	214	(7)
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Impairment of goodwill and other intangible assets	(0)	0	0	(0)	N/M	0	N/M
Restructuring activities	(0)	0	1	(0)	N/M	(1)	(94)
Total noninterest expenses	**106**	980	237	(874)	(89)	743	N/M
Noncontrolling interests	**(46)**	(27)	(28)	(19)	70	1	(4)
Income (loss) before income taxes	**(541)**	(770)	(236)	229	(30)	(535)	N/M
Assets[2]	**40,959**	26,092	22,163	14,867	57	3,930	18
Risk-weighted assets[3]	**15,706**	12,780	21,506	2,926	23	(8,726)	(41)
Average shareholders' equity[4]	**38**	1,361	143	(1,323)	(97)	1,218	N/M

N/M – Not meaningful
[1] Net interest income and noninterest income.
[2] Assets in C&A reflect residual Treasury assets not allocated to the business segments as well as Corporate assets, such as deferred tax assets and central clearing accounts, outside the management responsibility of the business segments.
[3] Risk weighted assets are based upon CRR/CRD 4 fully-loaded. Risk-weighted assets in C&A reflect Treasury and Corporate assets outside the management responsibility of the business segments, primarily the Group's deferred tax assets.
[4] Average shareholders' equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in Note 4 "Business Segments and Related Information".

2016

In 2016, C&A net revenues of negative € 479 million were mainly due to negative € 252 million in valuation and timing differences of the Treasury portfolio. The main negative driver, in valuations and timing differences, was changes in interest rates offset by the widening of our own credit spread and movements in cross currency basis spreads. Net revenues also included negative € 127 million related to the foreign exchange revaluation of proceeds from GBP denominated AT1 issuance; additionally, revenues include negative € 126 million from municipal bonds taxable equivalent which is reported by the business and balanced out via C&A. These negative effects were partly offset by a positive result of € 71 million from FVA on internal uncollateralized intercompany derivatives due to a tightening of funding spreads.

Noninterest expenses of € 106 million were mainly driven by € 137 million costs associated with the preparation for deconsolidation of Postbank, partly offset by € 30 million related to tax recoveries.

Loss before income taxes was € 541 million in 2016 compared to a loss of € 770 million in 2015, primarily as the fourth quarter 2015 included a negative impact of € 358 million from litigation costs related to infrastructure functions reallocated from Global Markets to C&A.

2015

In 2015, C&A net revenues of € 184 million included € 221 million of Treasury revenues which were offset in noninterest expenses as Treasury allocates revenues and costs to business segments. C&A revenues also included negative € 146 million in valuation and timing differences driven by a narrowing of our own credit spread, and a narrowing of the basis spread between EUR/USD, as well as an impact from a change in valuation methodology for debt held at fair value. Revenues also included negative € 130 million resulting from the Postbank squeeze out. These negative effects were partly offset by a positive € 72 million from FVA on internal uncollateralized intercompany derivatives.

Noninterest expenses of € 980 million were mainly driven by € 358 million of litigation costs related to infrastructure functions as well as € 68 million of costs associated with the preparation for deconsolidation of Postbank including a related real estate transfer tax. Noninterest expenses also include a € 54 million provision for compensation-related costs.

Loss before income taxes was at € 770 million in 2015 compared to a loss of € 236 million in 2014. The development was primarily driven by litigation costs related to infrastructure functions.

Financial Position

			2016 increase (decrease) from 2015	
in € m.	Dec 31, 2016	Dec 31, 2015	in € m.	in %
Cash and central bank balances	181,364	96,940	84,424	87
Interbank balances (w/o central banks)	11,606	12,842	(1,236)	(10)
Central bank funds sold, securities purchased under resale agreements and securities borrowed	36,368	56,013	(19,645)	(35)
Trading assets	171,044	196,035	(24,991)	(13)
Positive market values from derivative financial instruments	485,150	515,594	(30,444)	(6)
Financial assets designated at fair value through profit or loss	87,587	109,253	(21,666)	(20)
thereof:				
Securities purchased under resale agreements	47,404	51,073	(3,669)	(7)
Securities borrowed	21,136	21,489	(353)	(2)
Loans	408,909	427,749	(18,840)	(4)
Securities held to maturity	3,206	0	3,206	N/M
Brokerage and securities related receivables	105,100	94,939	10,161	11
Remaining assets	100,213	119,765	(19,552)	(16)
Total assets	1,590,546	1,629,130	(38,584)	(2)
Deposits	550,204	566,974	(16,770)	(3)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	29,338	13,073	16,265	124
Trading liabilities	57,029	52,304	4,725	9
Negative market values from derivative financial instruments	463,858	494,076	(30,218)	(6)
Financial liabilities designated at fair value through profit or loss	60,492	44,852	15,640	35
thereof:				
Securities sold under repurchase agreements	50,397	31,637	18,760	59
Securities loaned	1,298	554	744	134
Other short-term borrowings	17,295	28,010	(10,715)	(38)
Long-term debt	172,316	160,016	12,300	8
Brokerage and securities related payables	122,019	134,637	(12,618)	(9)
Remaining liabilities	53,176	67,564	(14,388)	(21)
Total liabilities	1,525,727	1,561,506	(35,779)	(2)
Total equity	64,819	67,624	(2,805)	(4)

Movements in Assets

As of December 31, 2016, total assets decreased by € 38.6 billion (or 2 %) compared to year-end 2015.

The overall decrease was primarily driven by a € 30.4 billion reduction in positive market values from derivative financial instruments, mainly attributable to interest rate movements as changes in interest rate curves were inversely correlated to changes in the mark-to-market values of our interest rate derivative products.

Trading assets decreased by € 25.0 billion, primarily driven by debt securities due to reduced client appetite and falling markets, as well as a result of de-risking of the trading portfolio in our Non-Core Operations Unit.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, decreased by € 23.7 billion, mainly driven by reductions in both client balance sheet and firm financing needs as well as from reduced short coverage requirements.

Loans decreased by € 18.8 billion mainly driven by managed reductions in Corporate & Investment Banking, primarily in Trade Finance/Cash Management, and our Non-Core Operations Unit, also with the aim to reduce risk weighted assets.

Financial assets designated at fair value through profit or loss, excluding securities purchased under resale agreements and securities borrowed which were already discussed above, decreased by € 17.6 billion mainly driven by the sale of Abbey Life in the fourth quarter.

Financial assets available for sale (reported as part of remaining assets) decreased by € 17.4 billion, mainly driven by sale activity in Strategic Liquidity Reserve bond positions with the intention of reducing risk weighted assets and the sale of Abbey Life.

These decreases were partly offset by increase in cash and central bank balances together with interbank balances by € 83.2 billion, primarily driven by increased repo activity in our Strategic Liquidity Reserve and other cash generating activities like the managed reduction of financial assets available for sale as discussed above.

Brokerage and securities related receivables increased by € 10.2 billion, mainly due to an increase in receivables from pending settlements from record low levels at year-end 2015.

Starting 2016, certain holdings in securities as part of our Strategic Liquidity Reserve are re-classified from financial assets available for sale to securities held to maturity. As of December 2016, the reported € 3.2 billion in securities held to maturity correspond to a decrease in the same amount in financial assets available for sale.

The overall movement of the balance sheet included an increase of € 7.2 billion due to foreign exchange rate movements mainly driven by strengthening of the U.S. dollar versus the Euro. The effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section.

Movements in Liabilities

As of December 31, 2016, total liabilities decreased by € 35.8 billion (or 2 %) compared to year-end 2015.

The overall reduction was primarily driven by a € 30.2 billion decrease in negative market values from derivative financial instruments to record low levels primarily due to the same factors as the movements in positive market values from derivative financial instruments as discussed above.

Deposits decreased by € 16.8 billion during the period mainly driven by withdrawals in the third quarter influenced by the negative market perceptions concerning Deutsche Bank, partly offset by an increase in the fourth quarter due to various initiatives to acquire deposits, especially in Corporate and Investment Banking.

Brokerage and securities related payables decreased by € 12.6 billion primarily due to a decrease in prime brokerage payables, partly offset by an increase in payables from pending settlements from record low levels at year-end 2015.

Other short term borrowings decreased by € 10.7 billion mainly driven by reduction in commercial paper balances during the period, being replaced by other funding sources and from de-risking activities.

These decreases were partly offset by increase in central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, by € 35.8 billion, largely due to increased repo activity in our Strategic Liquidity Reserve and higher secured funding of highly liquid inventory.

Long-term debt increased by € 12.3 billion, primarily driven by funding raised via the ECB's Targeted Long Term Refinancing Operations (TLTRO).

Trading liabilities increased by € 4.7 billion, mainly due to new business and hedging activity coupled with decreased netting due to reduced client positions.

Similar to total assets, foreign exchange rate movements during the period had an offsetting impact which is already embedded in the overall movements in liabilities as discussed in this section.

Liquidity

Liquidity reserves amounted to € 219 billion as of December 31, 2016 (compared to € 215 billion as of December 31, 2015). We maintained a positive liquidity stress result as of December 31, 2016 (under the combined scenario).

Equity

Total Equity as of December 31, 2016 decreased by € 2.8 billion. The main factors contributing to this development were a net loss attributable to Deutsche Bank shareholders of € 1.4 billion, a reduction of accumulated other comprehensive income by € 854 million and re-measurement losses related to defined benefit plans of € 517 million. The reduction of accumulated other comprehensive income was mostly related to the dispositions of Hua Xia and Abbey Life, while net unrealized gains from exchange rate changes (especially in the U.S dollar) were partly offsetting.

Regulatory Capital

Our CET 1 capital according to CRR/CRD 4 as of December 31, 2016 was € 47.8 billion, compared to € 52.4 billion as of December 31, 2015. Risk-weighted assets according to CRR/CRD 4 decreased to € 356.2 billion as of December 31, 2016, compared to € 397.4 billion as of December 31, 2015. Due to this decrease in risk-weighted assets the CRR/CRD 4 CET 1 capital ratio as of December 31, 2016 increased to 13.4 % compared to 13.2 % as of December 31, 2015.

Our fully loaded CRR/CRD 4 CET 1 capital as of December 31, 2016 amounted to € 42.3 billion compared to € 44.1 billion as of December 31, 2015. Fully loaded CRR/CRD 4 RWA were € 357.5 billion resulting in a fully loaded CRR/CRD 4 CET 1 capital ratio of 11.8 %, with corresponding amounts of € 396.7 billion and 11.1 % in 2015. For details of the development please refer to "Management Report: Risk and Capital Performance: Capital and Leverage Ratio".

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

As of December 31, 2016 and December 31, 2015 the carrying value of reclassified assets was € 619 million and € 4.4 billion, respectively, compared with a fair value of € 519 million and € 4.3 billion as of December 31, 2016 and December 31, 2015, respectively. These assets were held in the NCOU.

Please refer to Note 13 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'" for additional information on these assets and on the impact of their reclassification.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report.

Credit Ratings

Deutsche Bank is rated by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Credit Market Services Europe Limited ("S&P"), Fitch Ratings Limited ("Fitch"), and DBRS, Inc. ("DBRS", together with Fitch, S&P and Moody's, the "Rating Agencies").

S&P and Fitch are established in the European Union and have been registered in accordance with Regulation (EC) No 1060/2009 of the European Parliament and of the Council of September 16, 2009, as amended, on credit rating agencies ("CRA Regulation"). With respect to Moody's, the credit ratings are endorsed by Moody's office in the UK (Moody's Investors Service Ltd.) in accordance with Article 4(3) of the CRA Regulation. With respect to DBRS, the credit ratings are endorsed by DBRS Ratings Ltd. in the UK in accordance with Article 4(3) of the CRA Regulation.

Credit Ratings Development

Over the course of the year 2016, Deutsche Bank's ratings were impacted by a challenging environment during the implementation of our targets originally announced in October 2015. In addition the rating agencies adapted to the changes in bank resolution frameworks.

In January 2016, Moody's finalized its banking industry rating methodology changes, which reflected the legal preference of deposits over senior unsecured debt in Germany from January 1, 2017 onwards. As a result, Moody's upgraded Deutsche Bank's deposit rating by one notch to A2, with an offsetting downgrade of the Bank's senior unsecured rating to Baa1. However, in May 2016, Moody's downgraded all Deutsche Bank ratings by one notch (counterparty risk assessment and deposit ratings to A3/senior unsecured to Baa2), reflecting perceived challenges in achieving the Strategy 2020 targets. All ratings have a stable outlook. In relation to the change in the legal insolvency ranking in Germany from 2017, Moody's introduced senior-senior unsecured bank debt ratings for German banks in November 2016. Senior unsecured issuances falling under this rating category feature complex structures that prevent them from being subordinated. The rating of the senior-senior instruments is in-line with deposits at A3.

S&P revised the outlook on Deutsche Bank's senior unsecured and issuer credit rating to negative in July 2016. They argue that the operating environment may challenge DB's ability to reach the strategic financial targets. In December 2016, S&P put the ratings of German banks on CreditWatch to reflect the imminent changes in the German bank resolution regime. The issuer credit ratings were placed on positive watch for upgrade to reflect the increase in loss absorbing capacity as a result of the bail-in law, while senior unsecured ratings were put on credit watch developing. S&P intends to resolve the credit watch during the first quarter of 2017.

In November 2016, Fitch placed Deutsche Bank's ratings on negative watch based on the assumption of a challenging revenue environment. They expect to resolve the rating watch after the bank has published results for the first quarter of 2017. In relation to the advanced resolution framework in Germany, Fitch in December 2016 assigned Derivative Counterparty Ratings and Deposit ratings to German banks, while upgrading certain unsecured structured notes with embedded market risk.

In July 2016, DBRS downgraded Deutsche Bank's long-term ratings by one notch having put the ratings under review in April. In October 2016, DBRS revised the trend on all Deutsche Bank ratings to negative, reflecting the challenges the bank faces to generate sustainable returns.

Selected rating categories

	Counterparty Risk	Senior unsecured	Deposits	Short-term rating
Moody's Investors Service, New York[1]	A3 (cr)	Baa2	A3	P-2
Standard & Poor's, New York[2]	–	BBB+	–	A-2
Fitch Ratings, New York[3]	A (dcr)	A-	A	F1
DBRS, Toronto[4]	A (high)	A (low)	–	R-1 (low)

1 Moody's defines A-rated obligations as upper-medium grade obligations which are subject to low credit risk. Baa rated obligations are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The numerical modifier 1 indicates a ranking at the higher end of the category, the numerical modifier 2 indicates a ranking in the middle of the category and the numerical modifier 3 indicates a ranking at the lower end of the category.
2 Standard and Poor's defines an obligation rated 'BBB' as exhibiting adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The plus indicates a ranking in the higher end of the BBB category.
3 Fitch Ratings defines it's A rating as high credit quality. Fitch Ratings uses the A rating to denote expectations of low default risk. According to Fitch Ratings, A ratings indicate a strong capacity for payment of financial commitments. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than higher ratings. The minus indicates a ranking in the lower end of the A category.
4 DBRS defines A-ratings are defined as satisfactory credit quality, with still substantial protection of principal and interest; issuers in this category are more susceptible to adverse economic conditions and have greater cyclical tendencies than issuers in the categories AAA and AA.

Each rating reflects the view of the rating agency only at the time the rating was issued, and each rating should be separately evaluated and consulted with the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. The long-term credit ratings should not be viewed as recommendations to buy, hold or sell our securities.

Tabular Disclosure of Contractual Obligations

Cash payment requirements outstanding as of December 31, 2016.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations[1]	189,950	32,089	67,429	40,354	50,078
Trust preferred securities[1]	6,978	2,617	4,268	93	0
Long-term financial liabilities designated at fair value through profit or loss[2]	6,923	2,486	824	643	2,969
Finance lease obligations	91	6	11	8	67
Operating lease obligations	3,893	707	1,216	877	1,093
Purchase obligations	2,521	641	769	266	845
Long-term deposits[1]	28,255	0	12,508	4,513	11,234
Other long-term liabilities	4,593	1,310	1,925	502	856
Total	**243,203**	39,856	88,949	47,255	67,142

1 Includes interest payments.
2 Long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of non-cancellable sublease rentals of € 89 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, information technology services and facility management. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 5 "Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss", Note 25 "Leases", Note 29 "Deposits" and Note 33 "Long-Term Debt and Trust Preferred Securities".

Outlook

The Global Economy

We expect global economic growth to see a moderate increase to 3.5 % in 2017, after only having achieved a growth rate of 3.0 % in 2016, its weakest increase since the global financial crisis in 2009. We anticipate that the global inflation rate will likely accelerate to 5.2 % in 2017, primarily due to the upswing in commodity prices. For industrialized countries, we expect growth to accelerate to 1.9 %, and consumer prices to increase by 1.6 % in 2017. We expect economic growth in the emerging markets to increase to 4.6 % in 2017, with inflation at 7.8 %.

The economic outlook for the eurozone remains challenging, and we anticipate GDP growth to slow to 1.3 % in 2017. The upcoming key elections in major EU Member States and the related uncertainty may inhibit growth in the first half of 2017. Assuming that the political risks will not materialize, we expect the economy to gain momentum in the second half of 2017 following a significant upswing in the U.S. economy, potential fiscal easing and the supportive monetary policy stance of the European Central Bank (ECB). In December 2016, the ECB announced that it was extending its asset purchase program by nine months through to the end of 2017. Though, it plans to reduce its monthly purchases to € 60 billion from April 2017. We anticipate consumer prices to rise by 1.4 % in 2017. After 2016 GDP growth of 1.9 %, we expect the German economy to expand by 1.1 % in 2017, driven solely by the domestic economy. Approximately half of the slowdown will be due to the fact that there are fewer working days.

We expect economic growth in the U.S. to accelerate to 2.6 % in 2017. We expect the dampening effect of low oil prices on the energy sector, inventory reduction and growth-hampering net exports to gradually subside as the trade deficit has widened recently. The combination of tax cuts, deregulation and infrastructure investments announced by the new administration in the U.S. could boost growth significantly, particularly in the second half of 2017. We expect consumer prices to rise by 2.1 %. The Federal Reserve's monetary policy should provide further stimulus for the U.S. economy overall. We expect that the Fed will hike its policy rate three times to 1.375 % by year-end 2017.

We expect the Japanese economy to be driven primarily by domestic growth in 2017 and it appears to expand at a slightly quicker pace than in the prior year at 1.1 %. We anticipate that this should continue to be buoyed by the country's monetary policy. The Bank of Japan is focused on controlling the yield curve, and the pace of monetary expansion is expected to slow. We expect inflation to be at 0.6 %. We project economic growth in the emerging markets to rise to 4.6 % in 2017 and that in Asia (excluding Japan) to remain more or less flat at 5.9 % with inflation at 3.0 %. We expect the Chinese economy to expand by just 6.5 % in 2017, with inflation increasing to 2.5 %. However, this assumes an additional rise in lending, which adds to the risk of a real estate bubble and rising capital outflows. The People's Bank of China could expand the supply of credit to bolster the real estate sector. We do not expect it to adjust its key interest rate in 2017.

The inherent uncertainty in our global forecast remains relatively high due to numerous risks. The reaction of the global financial markets could be far more negative than assumed if the upswing anticipated from the new U.S. administration fails to meet expectations or if it reverts to protectionist policies. On the other hand, an upturn in the U.S. economy could cause interest rates to rise more sharply than assumed. This could have a negative impact on households and corporate expenditure worldwide and could result in much higher capital outflows from emerging markets. Likewise, a hard landing in China could trigger global upheaval. Moreover, geopolitical risks could escalate, especially those arising from conflicts in the Middle East. In Europe, an unstructured exit of the United Kingdom from the European Union, a flare-up in the debate on monetary policy going forward and the future of the eurozone, a halt in implementing structural reforms or increasing support for populist parties could potentially have a substantial adverse effect on our forecasts. Regional independence efforts remain a challenge for the stability of the European Union. Also, another refugee crisis could further exacerbate the political discord in the European Union.

The Banking Industry

2017 is likely to become a year of important policy decisions on the future direction of the global banking industry. First, the ongoing discussions at the Basel Committee on Banking Supervision (BCBS) on its regulatory reforms of the Basel 3 Framework (commonly referred to as "Basel 4") could mean major adjustments to capital requirements, although it cannot be ruled out that the negotiations may still break down. If an agreement is reached, the consequences may include a clear shift from internal risk models to the standardized approach. For many banks, this would likely mean a significant increase in risk-weighted assets. Second, one decade on from the financial crisis, the U.S. appears set to see a paradigm shift away from ever stricter and more comprehensive regulation to a significant relaxing of the regulatory environment. This could potentially impact the general trend in global financial market regulation. Third, the United Kingdom's anticipated forthcoming exit from the European Union is expected to bring about fundamental changes in the nature, extent and in particular, the location of financial services, both in Europe and beyond. The withdrawal of the largest national financial center from the European single market will undoubtedly weaken the ability of the European financial sector as a whole to compete on the world stage.

Apart from the uncertainty arising from negotiations regarding the United Kingdom's exit from the European Union, Europe is also facing key elections in major EU Member States that may see a further increase in the pressure exerted by populist parties. There are three reasons why this could prove problematic for the banking industry: first, the increase in nationalism, protectionism and pressure on banks and businesses would complicate cross-border transactions within the European single market. Second, in light of past transgressions, the banking industry could increasingly become the target of populist attacks. These could lead to stricter regulation, higher taxes or other punitive measures such as a rising influence of governments on corporate strategies. Third, key political initiatives at the EU level, such as the Capital Markets Union, the finalization of the Banking Union or general schemes to foster growth and innovation, could be blocked by national vetos and brought to an effective standstill. European banks' medium-term business outlook would deteriorate in a Europe incapacitated in such a manner.

Apart from the high level of political uncertainty, European banks could see moderate operating improvements this year. With continued moderate growth, very loose monetary policy and potentially a slight rise in interest rates on the back of the reversing rate environment in the U.S., progress could be made in reducing the still high levels of nonperforming loans, particularly in southern Europe. Loan growth is likely to be limited since businesses are expected to continue holding back on new investments, not least due to weak demand from abroad. Overall, this should mean that growth in deposits will continue to outpace that of lending. A more favorable funding situation means that European banks could benefit from a slight uptick in interest rates to generate higher margin income at least for those loans that they originate in 2017.

In Germany, the solid underlying economic fundamentals mean that the traditional banking business should generally continue to outpace the eurozone somewhat in 2017, despite a slight drop in macroeconomic momentum. Specific attention continues to be focused on the residential real estate sector, not least due to tensions in a few market segments (particularly metropolitan areas), and mortgage lending which could potentially see further growth.

In the U.S., the current cyclical recovery in lending volumes has lasted for roughly six years and has consistently gained pace, meaning that a cyclical slowdown would be expected in light of relatively high growth rates in recent years. However, following the change in government and the announcement of a substantial stimulus program a continuation of the rapid growth rates on both sides of U.S. banks' balance sheet is possible. Together with further interest rate hikes by the Fed and thus improved margins, U.S. banks' profitability is expected to hit new records in nominal terms in the short term. In the medium term, credit losses may go up again and lending growth may slow.

Neither China nor Japan should see any significant changes to the business outlook for banks in 2017, since macroeconomic growth is largely expected to remain level year on year, and there are no signs of a sudden change in economic policy. For Chinese businesses and households, it remains to be seen how viable the significantly increased debt level is, which poses considerable risk in the medium term.

With regard to the regulatory outlook, we expect the focus this year to be on various specific initiatives in addition to those already outlined above: the establishment of higher minimum leverage ratio requirements for global systemically important banks, the forthcoming transition in loan loss accounting from the "incurred loss" method to the "expected loss" method, and the establishment of the level of own funds and liabilities eligible for bail-in that must be held by major banks in the eurozone for a potential resolution (MREL). The BCBS may also publish a proposal to introduce capital requirements for sovereign exposures. Furthermore, Europe may make progress in establishing the Capital Markets Union, and recent experience may warrant a discussion on the need to amend the Bank Recovery and Resolution Directive (BRRD) and the Single Resolution Mechanism (SRM). A wide range of key reforms will ultimately enter into force at the end of the year, such as significant parts of Basel 3, MiFID II and the Net Stable Funding Ratio (NSFR).

The Deutsche Bank Group

We see the foundation of Deutsche Bank as a leading European bank with global reach supported by a strong home base in Germany, Europe's largest economy. The Bank serves the real economy needs of its corporate, institutional, asset management and private clients providing services in transaction banking, corporate finance and capital markets, asset management, wealth management and retail banking.

We plan to reshape our business into the three distinct divisions: Corporate & Investment Bank (CIB), Private & Commercial Bank (PCB), and Deutsche Asset Management (Deutsche AM). We expect this reshaping to allow us to focus on markets, products and clients where we are better positioned to pursue growth opportunities.

In 2016, we have taken decisive measures to improve, modernize and simplify the bank. As a result, we completed 2016 with strong capital and liquidity ratios and expect to achieve a turnaround in our overall 2017 performance. As part of our updated strategy communication in March 2017, we have adjusted the composition and the characteristics of our most important financial targets. We aim to achieve our adjusted cost targets by 2018 and 2021 respectively and our remaining key performance indicators in the long-term, consistent with a simpler and safer bank. These key performance indicators appear in the table below.

Key Performance Indicators

Group Key Performance Indicators[1]	Status end of 2016	Target KPI
CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded)[2]	11.8 %	comfortably above 13.0 %
CRR/CRD 4 leverage ratio[3]	4.1 %[4]	4.5 %
Post-tax Return on Average Tangible Equity[5]	(2.7) %	circa 10.0 %
Adjusted costs[6]	€ 24.7 billion	2018: circa € 22 billion 2021: circa € 21 billion

[1] Our plan for 2017 is based on foreign exchange rates of EUR/USD 1,01 and EUR/GBP 0,88.
[2] The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
[3] Further detail on the calculation of the CRR/CRD 4 leverage ratio is provided in the Risk Report.
[4] The CRR/CRD 4 leverage ratio represents our calculation of our leverage ratio according to transitional rules (phase-in basis).
[5] Based on Net Income attributable to Deutsche Bank shareholders. Calculation for year-end 2016 is based on an effective tax rate of (67) % for year ended December 31, 2016. For further information, please refer to "Supplementary Information: Non-GAAP Financial Measures" of the report.
[6] Adjusted costs as noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. In 2016 and prior years, we also reported adjusted costs, which in addition excluded policyholder benefits and claims arising from Abbey Life Assurance, which was sold at the end of 2016. For further information please refer to "Supplementary Information: Non-GAAP Financial Measures" of the report.

Our proposed € 8 billion capital raise is intended to allow us to substantially strengthen our capitalization and is expected to result in a CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio (fully loaded CET 1 ratio) of approximately 14 % and a CRR/CRD 4 fully loaded leverage ratio of approximately 4 % pro forma as of December 31, 2016. Looking forward, we expect the planned sale of a minority stake in Deutsche Asset Management via an initial public offering (IPO) over the next 24 months, and the disposal of other businesses, to generate, through risk weighted assets (RWA) reduction and capital impacts, an equivalent of up to € 2.0 billion in capital.

In the financial year 2017, we expect increases in RWA, notably from operational risk, methodology changes and selected business growth. By yearend 2017, we expect our fully loaded CET 1 ratio to be approximately 13 % and our fully loaded CRR/CRD 4 Leverage Ratio to be approximately 4 % (approximately 4.5 % on a phase-in basis).

For 2017, we expect revenues to remain broadly flat compared to 2016. However, excluding already completed as well as anticipated disposals and the impact of NCOU in 2016, we expect revenues to grow, driven by a better operating environment for Deutsche Bank and an improved macroeconomic outlook. The outlook reflects the expected modest economic recovery in Europe, while growth in the Americas is expected to benefit from fiscal stimulus, as well as the positive impact of an improving interest rate environment. We expect a meaningful client activity pick-up in 2017, of which we have already seen evidence in the beginning of this year, and we intend to further continue to simplify our structures and make processes more efficient.

We are committed to work towards our target of 10 % Post-tax Return on Average Tangible Equity, assuming a normalized revenue environment and on the basis of the achievement of our cost targets. The measures currently underway, and planned for implementation in 2017 and the following years, are key elements for reaching that target. However, given the continued burden, mainly from litigation and restructuring costs, we currently expect only a moderate improvement of our Post-tax Return on Average Tangible Equity in 2017.

As part of the Group-wide cost reduction program, we plan to implement our branch network optimization, deliver efficiencies through digitalization of processes and streamline the COO and infrastructure functions to reduce headcount and cost. In parallel, we plan to continue our investments in strengthening the control functions and the supporting infrastructure environment.

We are targeting approximately € 22 billion in adjusted costs in 2018, which includes Postbank's adjusted costs, and expect a further reduction to approximately € 21 billion by 2021. In 2017, we expect to see net cost reductions flow through from investments made last year, as well as from the impact of expected headcount reductions, and the successful completion of our NCOU disposals. Also, we expect to conclude our previously announced retail branch closings, mainly in the first half of 2017. We plan to return to our normal compensation programs in 2017 after the Management Board decided for 2016 to substantially limit bonus payments. Overall, we expect our adjusted costs to further decline in 2017 compared to 2016.

We target a competitive dividend payout ratio for the financial year 2018 and thereafter. If we report sufficient levels of distributable profits under our stand-alone financial statements in accordance with German accounting rules (HGB) for the fiscal year 2017, we will expect to recommend at least the payment of a minimum dividend of € 0.11 per share for the fiscal year 2017.

Our Business Segments

Going forward, in 2017, in accordance with our strategy announcement on March 5, 2017, our business operations will be reorganized under a new divisional structure comprising the divisions Corporate and Investment Bank (CIB), Private and Commercial Bank (PCB), and Deutsche Asset Management (Deutsche AM).

The outlook for our business operations in the following section is presented in accordance with the current divisional alignment. To highlight the future organizational set-up we have presented our current divisions under the targeted divisions CIB, PCB and Deutsche AM.

Corporate & Investment Bank

Our Global Markets division (GM) will be merged into our existing Corporate & Investment Banking (CIB) to create a single integrated Corporate & Investment Bank division (CIB). In accordance with this decision, our current GM business segments Debt Sales & Trading and Equity Sales & Trading will be combined with our existing CIB businesses Corporate Finance and Transaction Banking to form part of the reconfigured business division CIB.

Over the longer term, we strive to be a leading European CIB franchise with scale and strength to pursue growth options globally by successfully integrating our GM business. With an improved capital position following the capital increase announced on March 5, 2017, the integrated CIB division plans to expand its corporate business while retaining a more focused institutional footprint. CIB also intends to maintain its strong position in secondary markets, mainly to support primary issuance, hedging and other intermediation needs of its corporate, government, and financial institution clients.

For clients, the integrated CIB division is expected to bring together the wholesale banking expertise, coverage, risk management, and infrastructure across Deutsche Bank into one division. CIB' intends to align resourcing and capital across the integrated CIB client and product perimeter to offer further benefits to the Bank's priority clients. The Bank expects its integrated CIB perimeter to be better aligned with Deutsche Bank's aspirations, in terms of the nature and size of opportunities. With an integrated approach to client coverage and relationship profitability, CIB aims to capture a greater share of clients' spending via enhanced cross-selling and targeted solutions for the Bank's priority clients. Deutsche Bank believes that this opportunity is particularly sizeable in the corporate segment, where the Bank envisages significant upside potential in client segments like transport, infrastructure and energy and in Asia, alongside their product needs in areas like payments and treasury solutions, integrated FX offerings, strategic advisory, leveraged financing, and liquidity & collateral.

Growth in corporate client activity is also expected to create opportunities in the institutional client segment. Overall, Deutsche Bank expects the majority of growth to come primarily from enhancing the returns on the existing resources by more selectively deploying capital to priority clients.

The new combined CIB division expects to achieve a reduction of its adjusted costs by approximately € 0.7 billion by 2018 through streamlining its infrastructure to achieve further efficiencies in the CIB front and middle office functions and the supporting infrastructure, without exiting whole business lines. Furthermore, to enhance the control environment, CIB intends to create single divisional end-to-end accountability for internal processes and the data environment. These efforts will maintain our focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability and control and conduct. We also intend to continue to invest in Global Transaction Banking – both in remediating regulatory deficiencies in existing infrastructure as well as in enhancing our global product offering to drive revenue growth.

Corporate & Investment Banking

For our businesses Corporate Finance and Global Transaction Banking, we expect Corporate Finance revenues to remain relatively stable overall in comparison to 2016 with growth expected to come from our debt & equity origination businesses, building on positive momentum in the latter half of 2016. In Global Transaction Banking, we expect revenues to benefit from further anticipated U.S. interest rate rises; however challenges remain due to the persistent low interest rate environment in Europe, reduction in global trade volumes, as well as strategic rationalization of our client and country perimeter.

The risks to the outlook include further loosening of monetary policy in key markets, volatile market conditions, an increase in political risk from upcoming national elections in Europe and uncertainty around the exit process of the United Kingdom from the European Union. While overall global growth is forecasted to improve in 2017, we expect disparities in regional growth rates to have a mixed impact on CIB and Corporate Finance in particular, with stronger U.S. growth counterbalanced by a slowdown in Europe and China.

Global Markets

For Debt Sales & Trading and Equity Sales & Trading, we expect the improvement in the business environment in the second half of 2016 to continue into 2017. So far in 2017, we have seen strength in debt, particularly in credit markets, in part supported by tightening spreads. However, client flows in equities have been somewhat sluggish year to date, in part driven by muted volatility.

For full year 2017, we expect industry Debt Sales & Trading revenues to be higher year-on-year with steepening yield curves and diverging monetary policy driving increasing demand for Rates and FX products. Fiscal stimulus in the U.S. may also increase demand for infrastructure financing. In addition, we expect industry Equity Sales & Trading revenues to be higher in 2017. Across our Debt and Equities platforms, we are hopeful that GM will recapture market share in 2017 given Deutsche Bank's enhanced financial strength following the capital increase announced on March 5, 2017, coupled with the resolution of material litigation matters around year-end 2016.

Risks to GM's outlook include exposure of global macroeconomic growth to political developments in Europe, including the exit process of the UK from the European Union, the evolution of central bank policies and ongoing regulatory developments. Challenges, including event risks and a slow-down in client activity, may also impact financial markets.

We have made significant progress with regard to our previously announced strategic portfolio measures related to the reallocation of GM's financial resources and a number of business exits and rationalization efforts. We have achieved approximately half of our RWA and leverage targets, but are already substantially complete with the reshaping of our business portfolio, including GM's country footprint rationalization. In addition, we have made good progress with our client perimeter rationalization – we expect to realize the benefits from this in coming years, primarily in lower cost and complexity.

Following our strategy communication in March 2017, we have revalidated GM's RWA and CRD 4 Leverage exposure plans. We continue to expect additional capital and balance sheet efficiencies across the platform, including in sub-segments of high-performing businesses. However, we also expect to be able to deploy surplus capital into targeted clients and business sub-segments (e.g., in our Credit Financing businesses).

We remain committed to reduce costs and drive platform efficiency while enhancing regulatory compliance, control and conduct. Nonetheless, in the near term, we expect to continue to face pressure on our returns as we continue to experience RWA increases, mainly driven by Operational Risk RWA, and as we make progress on outstanding litigation-related matters. Despite the continued uncertain outlook, we believe that the announced strategic priorities will position us favorably to face potential challenges and capitalize on future opportunities as part of our integrated CIB division.

Private & Commercial Bank

PW&CC, together with the integrated Postbank, will form the business division Private & Commercial Bank (PCB). This will create Germany's leading Private and Commercial bank, with over 20 million clients in Germany by offering a seamless client coverage. The combined entity will operate with two distinct brands spanning the entire client base reaching from retail clients up to advisory-oriented Wealth Management (WM) clients and mid-cap corporates. Our PW&CC brand is intended to be focused on affluent, wealth and commercial clients while the integrated Postbank will provide a highly standardized offering to the wider retail client base.

Private, Wealth & Commercial Clients

In our Private & Commercial Clients (PCC) businesses, we expect investment and insurance product revenues to increase materially in 2017 after they had been negatively impacted by a turbulent market environment with low client activity in 2016. Revenues from deposit products are expected to continue to suffer from the low interest rate environment throughout 2017, resulting in a similar year-on-year decline as in 2016. We anticipate that credit products revenues will grow in 2017 at a slightly higher pace than in 2016, assuming continued customer demand and also reflecting our strategy to selectively expand our loan book. Our Wealth Management business is expected to slightly grow revenues across all major client coverage regions, excluding the impact of the sale of the U.S. Private Client Services (PCS) that was completed in 2016. In 2016, PW&CC's revenues included a material contribution of approximately € 620 million from Hua Xia Bank mainly reflecting the impact of the sale of the stake in the fourth quarter of 2016. Starting 2017, we expect no material further contribution from the Hua Xia Bank stake.

Our loan loss provisions were low in 2016 following sales of selected portfolios, and we expect them to increase in 2017 to reach levels comparable with those of earlier years again.

In line with our strategy announcement in March 2017 and our objectives of standardization, simplification and the integration of Postbank, we plan to continue to optimize our branch network and improve our efficiency, and thus expect the number of employees in PW&CC to further decline in 2017. While the resulting decrease in compensation expenses and the deconsolidation impact from the sale of the PCS business is expected to reduce our cost base going forward, we anticipate that the continued investment spend and the effect of inflation will partially counteract this. Overall, we expect non-interest expenses to decline slightly in 2017.

Uncertainties around our performance in 2017 include slower economic growth in our main operating countries and higher than expected volatility in equity and credit markets, which could adversely affect investor risk appetite and asset flow as well as decline in interest rates globally. In addition, fierce competition, tighter regulatory requirements as well as delays in the execution of our strategic projects could negatively impact both our revenue generating capacity and our cost base.

Postbank

In accordance with our decision to retain Postbank (PB), we aim to provide a standardized offering to a broader retail client basis by creating a leading digital offering in Germany. Our positioning as a "digital and personal" bank remains the core pillar of our strategy while strengthening our client-driven business approach.

Due to the changing behavior of our clients, we aim to focus on streamlining the distribution model by further improving our multi-channel services. In order to satisfy the future needs of our clients, we intend to invest in digital offerings and local services. Therefore, we expect to continue to optimize our branch network in Germany by establishing new branch formats such as sales centers and by an increase in self-service offerings while reducing the total number of branches. Investments to support the digital transformation of our business model by implementing fully digitalized end-to-end processes, especially in consumer finance and checking accounts, are on our agenda as well.

In 2017, we expect our revenues to remain stable. We anticipate revenues from loans to grow, reflecting continued customer demand as well as our strategic approach to expanding our loan book. We intend to strengthen our loan business by generating loan volume growth especially in the mortgage business as well as by developing existing business and corporate client relationships. We anticipate revenues from savings to be further negatively impacted by the low interest environment, while we expect revenues from current accounts to slightly improve due to the new current account pricing models established in November 2016. We aim to achieve a notable improvement in revenues from investment and insurance products with our improved holistic advisory approach for securities-oriented clients. We expect Postbank's NCOU revenues to improve slightly mainly caused by maturing high interest liabilities. For Other revenues, we expect a lower level compared to financial year 2016 due to lack of disposal of assets.

We expect loan loss provisions, which remained at very low levels in 2016, to be slightly higher in 2017, mainly due to the assumed increase in our loan book.

In line with our goal of increasing profitability in the future, we expect total noninterest expenses to be impacted by additional investments related to the execution of the above-mentioned transformation and integration measures. Nevertheless, we expect expenses to slightly decrease reflecting continued efforts to further increase efficiency. We constantly seek to improve both our capital and cost efficiency by various measures including the reduction of further high-yielding legacy liabilities.

Revenues and noninterest expenses could be externally impacted by further regulatory requirements and the persisting low interest rate environment with negative rates in certain key markets, which may have an adverse effect on profitability. Internally, uncertainties around performance in 2017 include pace of integration especially with regards to the objective of an integrated platform to further improve efficiency and standardization.

Deutsche Asset Management

Deutsche Asset Management (Deutsche AM), remains a core business for Deutsche Bank. In order to unlock future growth opportunities and recognize its intrinsic value, we intend to sell a minority stake in the Deutsche AM business through an initial public offering. This is intended to position the business as a leading global asset management franchise, and provide it with flexibility to enhance the business model and optimize resourcing.

We believe that Deutsche AM is positioned to address industry challenges and capture opportunities with a combination of broad investment capabilities and diligent business management and execution. In 2017, we anticipate volatile equity and credit markets amid an uncertain political and economic outlook, combined with fierce competition and rising costs associated with regulation. We expect that growth in developed economies is likely to remain relatively flat: the U.S. should see strengthening growth while European growth should slow moderately; many emerging countries are expected to see slower growth and increased volatility. These trends are expected to impact investor risk appetite and potentially impact management fees and asset flows. Globally, bouts of further volatility across markets are possible alongside increasingly divergent monetary policy between the U.S. and the rest of the world. Throughout this uncertain period for investors, Deutsche AM remains focused on delivering as a trusted partner and solutions provider to our clients.

We are optimistic that longer term industry growth trends will favor our capabilities in passive products, including index and exchange-traded products, and active products via traditional and alternative investments, including real assets and multi-asset solutions. Additionally, we expect continued demand for retirement and outcome-oriented solutions, particularly in developed markets as a result of aging demographics. Nonetheless, we are cautious with regard to net new asset and revenue expectations for 2017, following the net flow volatility and market fluctuations in 2016. In the medium term, with existing products and new launches planned, Deutsche Asset Management aims to grow its market share.

We expect industry asset and revenue pools to grow, albeit at a lower organic rate than in prior years, further pressuring industry economics that are already challenged by fee compression, rising costs of regulation, and strong competition. In the face of this challenge, we intend to balance our growth initiatives with maintaining a disciplined cost base. In 2017 we intend to realize efficiencies from completed platform investments, such as the implementation of a unified front and middle office investment IT solution, and to implement further operating platform improvements to enhance client service, business controls and efficiency.

In 2017, we expect net revenues to be lower than revenues in 2016 excluding the mark-to-market movements on policyholder positions in Abbey Life, following the sale of Abbey Life and Deutsche AM India businesses. Deutsche AM intends carefully to manage its cost base to counter the anticipated revenue decrease following the disposal of the aforementioned business units, as well as through savings from further operational efficiency.

Risks and Opportunities

We have reflected into our Outlook risks and opportunities that we believe are likely to occur. The following section focuses on future trends or events that may result in downside risk or upside potential from what we have anticipated in our Outlook.

Risks

Macro-economic and market conditions

If growth prospects, the interest rate environment and competition in the financial services industry worsen compared to the expectation in our Outlook, this could adversely affect our business, results of operations or strategic plans.

Continued elevated levels of political uncertainty could have unpredictable consequences for the financial system and the greater economy and could contribute to an unwinding of aspects of European integration, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

The overall macro-economic impact of the United Kingdom's decision to leave the European Union, which will depend on Europe's political response to Brexit, is difficult to predict. In general, we expect a prolonged period of uncertainty regarding the UK's future status with the EU. Therefore, weaker investment and thereby slower economic growth are expected to persist during the UK exit negotiations. As a consequence, we will closely monitor the developments and their impact on our business and operating model. This may potentially require taking impairments on assets.

We may be required to take impairments on our exposure to the sovereign debt of European and other countries if the sovereign debt crisis reignites. The credit default swaps into which we have entered to manage sovereign credit risk may not be available to offset these losses.

Adverse market conditions, unfavorable prices and volatility as well as cautious investor and client sentiment may in the future materially and adversely affect our revenues and profits as well as the timely and complete achievement of our strategic aspirations.

The direct costs and related business impacts described above and in our Outlook, should they be significantly greater than we currently expect, would impact the "available distributable items" (ADI) calculation for Deutsche Bank AG, which forms the basis for payment capacity on our Additional Tier 1 (AT1) securities. If Deutsche Bank AG's solo HGB results do not provide sufficient ADI, this would impact our ability to make distributions on our AT1 instruments. This could lead to higher funding costs for us and adversely affect perceptions of us in the markets, with potential adverse effects on our results of operations and financial condition. Such impacts would also put increasing pressure on our capital, liquidity and other regulatory ratios.

Regulatory reforms

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us. This also creates significant uncertainty for us and may adversely affect our business plans and our ability to execute our strategic plans. Those changes that require us to maintain increased capital may significantly affect our business model, financial condition and result of operation as well as the competitive environment generally. Other regulatory reforms, such as bank levies, may also materially increase our forecasted operating costs. Regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

Legal, tax and regulatory proceedings

We are subject to a number of legal proceedings, tax examinations and regulatory investigations whose outcome is difficult to estimate and which may substantially and adversely affect our planned results of operations, financial condition and reputation. If these matters are resolved on terms that are more adverse to us than we expect, in terms of their costs or necessary changes to our businesses, or if related negative perceptions concerning our business and prospects and related business impacts increase, we may not be able to achieve our strategic objectives or we may be required to change them.

Risk management policies, procedures and methods as well as operational risks

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures in all economic market environments or against all types of risk, including risk that we fail to identify or anticipate.

Strategy

If we are unable to implement successfully our strategy, which is also subject to the previously mentioned factors, we may be unable to achieve our financial objectives, or we may incur losses or low profitability or erosions of our capital base, and our financial condition, results of operations and share price may be materially and adversely affected.

Opportunities

Macro-economic and market conditions

Should the economic conditions, such as growth prospects, the interest rate environment and competitive conditions in the financial services industry improve beyond forecasted levels, this could lead to increasing revenues that may only be partially offset by additional costs, thus improving both income before income taxes and cost-income ratio directly and subsequently improving regulatory measures such as CET 1 and leverage ratio.

If market conditions, price levels, volatility and investor sentiment develop better than expected, this may also positively impact our revenues and profits. Similarly, if we experience higher levels of customer demand and market share than anticipated, this may positively affect our results of operations.

Strategy

Our strategy seeks to enable us to become a simpler and more efficient, less risky, better capitalized and better run organization. The implementation of our strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than anticipated. If businesses and processes improve beyond our planning assumptions and cost efficiencies can be realized sooner or to a greater extent than forecasted, this could also positively impact our results of operations.

Risk Report

Introduction

Disclosures in line with IFRS 7 and IAS 1 as well as IFRS 4

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and capital disclosures required by International Accounting Standard 1 (IAS 1) Presentation of Financial Statements, as well as qualitative and quantitative disclosures about insurance risks in line with the requirements of International Financial Reporting Standard 4 (IFRS 4) Insurance contracts. Information which forms part of and is incorporated by reference into the financial statements of this report is marked by a bracket in the margins throughout this Risk Report.

Disclosures according to Pillar 3 of the Basel 3 Capital Framework

Most disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the CRR and supported by EBA Implementing Technical Standards, are published in our additional Pillar 3 report, which can be found on our webpage. In cases where disclosures in this Risk Report also support Pillar 3 disclosure requirements these are highlighted by references from the Pillar 3 Report into the Risk Report.

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force ("EDTF") was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we adhered to the disclosure recommendations in this Risk Report and also partly in our additional Pillar 3 Report.

Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 Ratio (CET 1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (SNLP) serve as high level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR), and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. The CET 1, LR, Leverage Exposure, LCR and Risk Weighted Assets ratios and metrics, which are regulatory defined, are based on the fully loaded rules under the Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms (Capital Requirements Regulation or "CRR") and the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Capital Requirements Directive 4 or "CRD 4"). ICA, Economic Capital and SNLP are Deutsche Bank specific internal risk metrics in addition to the above described regulatory metrics.

Common Equity Tier 1 Ratio		**Total Risk-Weighted Assets**	
31.12.2016	11.8 %	31.12.2016	€ 357.5 bn
31.12.2015	11.1 %	31.12.2015	€ 396.7 bn
Internal Capital Adequacy Ratio[1]		**Total Economic Capital**	
31.12.2016	162 %	31.12.2016	€ 35.4 bn
31.12.2015	158 %	31.12.2015	€ 38.4 bn
Leverage Ratio		**Leverage Exposure**	
31.12.2016	3.5 %	31.12.2016	€ 1,348 bn
31.12.2015	3.5 %	31.12.2015	€ 1,395 bn
Liquidity Coverage Ratio		**Stressed Net Liquidity Position (sNLP)**	
31.12.2016	128 %	31.12.2016	€ 36.1 bn
31.12.2015	119 %	31.12.2015	€ 45.5 bn

[1] The definition of Capital Supply for the purpose of calculating the Internal Capital Adequacy ratio has been further aligned to CRR/CRD 4 rules in that, goodwill and other intangible assets are now deducted from Capital Supply instead of being added to economic capital demand. More information is provided in section "Internal Capital Adequacy".

For further details please refer to sections "Risk Appetite and Capacity", "Recovery and Resolution Planning", "Stress Testing", "Risk Profile", "Internal Capital Adequacy Assessment Process", "Capital Instruments", "Development of Regulatory Capital" (for phase-in and fully loaded CET 1 and Risk Weighted Assets figures), "Development of Risk Weighted Assets", "Leverage Ratio" (for phase-in and fully loaded Leverage Ratio), "Liquidity Coverage Ratio", and "Stress Testing and Scenario Analysis".

Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (including settlement and transfer risk), market risk (trading, non-trading and traded default risk), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long-term strategic goals and reputation. Please refer to section "Risk and Capital Management" for detailed information on the management of our material risks.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risk drivers that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Political risks remained at a heightened level during the fourth quarter of 2016. Markets generally reacted positively following the November 2016 US presidential election, as the USD appreciated and bond yields increased in anticipation of potential fiscal stimulus and higher economic growth, although emerging markets underperformed amid capital outflows. In Italy, the 'No' vote in December on the constitutional reform referendum was widely expected by markets, with near-term risks centered on the fragile banking system. Oil prices rebounded as OPEC agreed to implement production cuts. We expect that political uncertainty will continue to dominate risks in the euro area in 2017, with elections in several key European economies to occur against a backdrop of potentially tense Brexit negotiations following the triggering of Article 50 of the Treaty on the European Union by the UK, which is expected to occur by end-March 2017. A potential shift towards a more protectionist policy stance in the U.S. would put pressure on its key trading partners including China and Mexico. Selected Emerging Markets face elevated political and security risks.

The assessment of the potential impacts of these risks is integrated into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize in line with the tests' parameters. Information about risk and capital positions for our portfolios can be found in the "Risk and Capital Performance" section.

Consistent with prior years, 2016 continued to demonstrate the trend of increasing global regulation of the financial services industry, which we view as likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of Risk and Capital Management throughout 2016 was on maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization. This approach is reflected across the different risk metrics summarized below.

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (economic capital) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

in € m. (unless stated otherwise)	Dec 31, 2016	Dec 31, 2015	2016 increase (decrease) from 2015 in € m.	2016 increase (decrease) from 2015 in %
Credit risk	**13,105**	13,685	(580)	(4)
Market risk	**14,593**	17,436	(2,843)	(16)
Trading market risk	**4,229**	4,557	(328)	(7)
Nontrading market risk	**10,364**	12,878	(2,514)	(20)
Operational risk	**10,488**	10,243	245	2
Business risk	**5,098**	5,931	(833)	(14)
Diversification benefit[1]	**(7,846)**	(8,852)	1,006	(11)
Total economic capital usage	**35,438**	38,442	(3,004)	(8)

[1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of December 31, 2016, our economic capital usage amounted to € 35.4 billion, which was € 3.0 billion or 8 %, below the € 38.4 billion economic capital usage as of December 31, 2015. The decrease was mainly driven by the sale of our participation in Hua Xia Bank.

The economic capital usage for credit risk was € 580 million or 4 % lower as of December 31, 2016 compared to year-end 2015 mainly due to a lower settlement risk component.

The economic capital usage for trading market risk decreased to € 4.2 billion as of December 31, 2016, compared to € 4.6 billion at year-end 2015. The decrease was primarily driven by reductions in exposures in the Non-Core Operations Unit, the sale of Abbey Life and lower levels of inventory in the securitization and corporate real estate business areas. The nontrading market risk economic capital usage decreased by € 2.5 billion or 20 % compared to December 31, 2015, mainly driven by a considerable decrease in the investment risk from the sale of our participation in Hua Xia Bank and due to lower structural foreign exchange risk exposure resulting from a reduced shareholders equity position in foreign currency.

The operational risk economic capital usage totaled € 10.5 billion as of December 31, 2016, which is € 245 million or 2 % higher than the € 10.2 billion economic capital usage as of December 31, 2015. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage and which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, and a tax risk component. The business risk decreased by € 833 million compared to December 31, 2015, to € 5.1 billion as of December 31, 2016. This decrease reflected a lower economic capital usage for the strategic risk component driven by an updated earnings outlook.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk decreased by € 1.0 billion mainly due to overall lower economic capital usage.

Our mix of various business activities results in diverse risk taking by our business divisions. We also measure the key risks inherent in their respective business models through the undiversified Total Economic Capital (EC) metric, which mirrors each business division's risk profile before taking into account cross-risk effects at the Group level.

Risk profile of our business divisions as measured by economic capital

									Dec 31, 2016
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli-dation & Adjustments and Other	Total	Total (in %)
Credit Risk	4,984	3,202	1,726	62	2,582	108	442	13,106	37
Market Risk	4,444	897	360	2,197	1,352	332	5,010	14,592	41
Operational Risk	6,567	1,763	833	561	604	160	0	10,488	30
Business Risk	4,582	171	32	100	0	245	(32)	5,098	14
Diversification Benefit[1]	(4,990)	(1,018)	(477)	(441)	(562)	(110)	(248)	(7,846)	(22)
Total EC	15,587	5,015	2,473	2,480	3,976	735	5,172	35,438	100
Total EC in %	44	14	7	7	11	2	15	100	N/M

N/M – Not meaningful
[1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

									Dec 31, 2015[1]
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli-dation & Adjustments and Other	Total	Total (in %)
Credit Risk	4,838	3,899	1,678	90	2,601	537	42	13,685	36
Market Risk	4,971	819	2,564	2,095	1,611	899	4,478	17,437	45
Operational Risk	6,274	1,613	958	282	600	452	64	10,243	27
Business Risk	5,154	405	1	0	0	261	110	5,931	15
Diversification Benefit[2]	(5,123)	(1,172)	(964)	(373)	(647)	(369)	(204)	(8,852)	(23)
Total EC	16,113	5,564	4,237	2,094	4,165	1,780	4,490	38,442	100
Total EC in %	42	14	11	5	11	5	12	100	N/M

N/M – Not meaningful
[1] Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of December 31, 2016.
[2] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

Global Markets (GM) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. The share of the operational risk in GM's risk profile reflects the high loss profile in the industry and internal losses. The remainder of GM's risk profile is derived from business risk reflecting earnings volatility risk. The economic capital usage for market and business risk decreased in 2016 partly offset by increased usage for operational risk. The decrease in economic capital usage for market risk is driven by lower exposure to the traded default risk component and the sale of Abbey Life.

Corporate & Investment Banking's (CIB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance and Corporate Finance businesses, while other businesses attract low to no credit risk. The economic capital usage for credit risk decreased in 2016 mainly due to a lower counterparty risk component. Market risk mainly results from modeling of client deposits and trading.

Private, Wealth & Commercial Clients' (PW&CC) risk profile comprises credit risk from retail, small and medium-sized enterprises (SMEs) lending and wealth management (WM) activities as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. The divestment of Hua Xia Bank resulted in a significant decrease in economic capital usage for nontrading market compared to the year-end 2015.

The main risk driver of Deutsche Asset Management's (Deutsche AM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AM's advisory and commission focused business attracts primarily operational risk. The economic capital usage for operational risk and business risk increased compared to the year-end 2015.

Postbank's risk profile is mainly driven by lending and deposit business with retail and corporate customers attracting credit risk, credit spread risks in the banking book covered under market risk and some operational risk.

The Non-Core Operations Unit (NCOU) portfolio included activities that were non-core to the Bank's future strategy; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU's risk profile covered risks across the entire range of our operations which primarily comprised credit and market risks targeted where possible for accelerated de-risking. The economic capital usage for market risk was lower compared to year-end 2015 mainly due to general wind-down of non-strategic assets.

Consolidation & Adjustments mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The increase of economic capital usage for credit risk in 2016 was mainly due to changes in business structure of the Bank.

Risk and Capital Framework

Risk Management Principles and Governance

The diversity of our business model requires us to identify, assess, measure, aggregate and manage our risks, and to allocate our capital among our businesses. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units:

- Core risk management responsibilities are embedded in the Management Board and delegated to senior risk managers and senior risk management committees responsible for execution and oversight.
- We operate a Three Lines of Defense ("3LoD") risk management model. The 1st Line of Defense ("1st LoD") are all the business divisions and service providing infrastructure areas (Group Technology Operations and Corporate Services) who are the "owners" of the risks. The 2nd Line of Defense ("2nd LoD") are all the independent risk and control infrastructure functions. The 3rd Line of Defense ("3rd LoD") is Group Audit, which assures the effectiveness of our controls. The 3LoD model and the underlying design principles apply to all levels of the organization i.e. group-level, regions, countries, branches and legal entities. All 3LoD are independent of one another and accountable for maintaining structures that ensure adherence to the design principles at all levels.
- The risk strategy is approved by the Management Board on an annual basis and is defined based on the Group Risk Appetite and the Strategic and Capital Plan in order to align risk, capital and performance targets.
- Cross-risk analysis reviews are conducted across the Group to validate that sound risk management practices and a holistic awareness of risk exist.
- All material risk types, including credit risk, market risk, operational risk, liquidity risk, business risk and reputational risk, are managed via risk management processes. Modeling and measurement approaches for quantifying risk and capital demand are implemented across the material risk types. Reputational risk is implicitly covered in our economic capital framework, primarily within operational and strategic risk. For more details, refer to section "Risk and Capital Management" for the management process of our material risks.
- Monitoring, stress testing tools and escalation processes are in place for key capital and liquidity thresholds and metrics.
- Systems, processes and policies are critical components of our risk management capability.
- Recovery planning provides the escalation path for crisis management governance and supplies senior management with a set of actions designed to improve the capital and liquidity positions in a stress event.
- Resolution planning is the responsibility of our resolution authority, the Single Resolution Board. It provides a strategy to manage Deutsche Bank in case of default. It is designed to prevent major disruptions to the financial system or the wider economy through maintaining critical services.

Risk Governance

Our operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which we conduct business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. The European Central Bank (the "ECB") in connection with the competent authorities of EU countries which joined the Single Supervisory Mechanism via the Joint Supervisory Team act in cooperation as our primary supervisors to monitor our compliance with the German Banking Act and other applicable laws and regulations as well as the CRR/CRD 4 framework and respective implementations into German law.

European banking regulators assess our capacity to assume risk in several ways, which are described in more detail in the section "Regulatory Capital" of this report.

Several layers of management provide cohesive risk governance:

- The Supervisory Board is informed regularly on our risk situation, risk management and risk controlling, as well as on our reputation and material litigation cases. It has formed various committees to handle specific tasks.
  - At the meetings of the Risk Committee, the Management Board reports on key risk portfolios, on risk strategy and on matters of special importance due to the risks they entail. It also reports on loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association. The Risk Committee deliberates with the Management Board on issues of the aggregate risk position and the risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy.
  - The Integrity Committee, among other matters, monitors the Management Board's measures that promote the company's compliance with legal requirements, authorities' regulations and the company's own in-house policies. It also reviews the Bank's Code of Business Conduct and Ethics, and, upon request, supports the Risk Committee in monitoring and analyzing the Bank's legal and reputational risks.
  - The Audit Committee, among other matters, monitors the effectiveness of the risk management system, particularly the internal control system and the internal audit system.
- The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other stakeholders. The Management Board is responsible for establishing a proper business organization, encompassing appropriate and effective risk management. The Management Board established the Group Risk Committee ("GRC") in April, 2016 as the central forum for review and decision on material risk topics, by merging the Capital and Risk Committee ("CaR") and the Risk Executive Committee ("Risk ExCo"). The GRC is supported by four sub-committees: the Group Reputational Risk Committee ("GRRC"), the Non-Financial Risk Committee ("NFRC"), the Enterprise Risk Committee ("ERC"), and the Liquidity Management Committee ("LMC"), the roles of which are described in more detail below.

Risk Management Governance Structure of the Deutsche Bank Group


Supervisory Board
Audit Committee
Monitors the effectiveness of the risk management system, particularly of the internal control system and the internal audit system.
Risk Committee
Advises on overall risk appetite and/or risk strategy and monitors strategy implementation by the management. Discusses the risk strategy, key risk topics and portfolios.
Integrity Committee
Monitors compliance with legal requirements, authorities' regulation and in-house policies. Precautionary monitoring and strategic analysis of legal and reputational risk.
Management Board
Overall Risk and Capital Management Supervision
Group Risk Committee
Evaluates and classifies risks, sets rules for risk management, risk appetite planning & steering, and monitors risks.
Enterprise Risk Committee
Oversight and decision-making on financial risks and cross risks, including definition & review of stress tests, and management of group-wide risk patterns.
Liquidity Management Committee
Decides upon mitigating actions to be taken during periods of anticipated or actual liquidity stress, or any relevant liquidity event
Non-Financial Risk Committee
Ensures oversight, governance and coordination of non-financial risk management and establishes a cross-risk and holistic perspective of key non-financial risks
Group Reputational Risk Committee
Ensures the oversight, governance and coordination of the reputational risk management

The following functional committees are central to the management of risk at Deutsche Bank:

- The GRC has various duties and dedicated authority, including approval of key risk management principles or recommendation thereof to the Management Board for approval, recommendation of the Group Recovery Plan and the Contingency Funding Plan to the Management Board for approval, recommendation of overarching risk appetite parameters and recovery triggers to the Management Board for approval, setting of risk limits for risk resources available to the Business Divisions, and supporting the Management Board during group-wide Risk and Capital planning processes. Further duties include review of high-level risk portfolios and risk exposure developments, review of internal and regulatory group-wide stress testing results and making recommendations of required actions and monitoring of the development of risk culture across the Group.
- The NFRC oversees, governs and coordinates the management of non-financial risks in Deutsche Bank Group and establishes a cross-risk and holistic perspective of the key non-financial risks of the Group. It is tasked to define the non-financial risk appetite framework, to monitor and control the non-financial risk operating model, including the 3LoD principles and interdependencies between business divisions and control functions and within control functions.
- The GRRC is responsible for the oversight, governance and coordination of reputational risk management and provides for an appropriate look-back and a lessons learnt process. It reviews and decides all reputational risk issues escalated by the Regional Reputational Risk Committees ("RRRCs") and RRRC decisions which have been appealed by the Business Units. It provides guidance on Group-wide reputational risk matters, including communication of sensitive topics, to the appropriate levels of Deutsche Bank Group. The RRRCs which are sub-committees of the GRRC, are responsible for the oversight, governance and coordination of the management of reputational risk in the respective regions on behalf of the Management Board.

- The ERC has been established as a successor of the Portfolio Risk Committee ("PRC") with a mandate to focus on enterprise-wide risk trends, events and cross-risk portfolios, bringing together risk experts from various risk disciplines. The ERC approves the annual country risk portfolio overviews, establishes product limits, reviews risk portfolio concentrations across the Group, monitors group-wide stress tests used for managing the Group's risk appetite, and reviews topics with enterprise-wide risk implications like risk culture.
- The LMC decides upon mitigation actions to be taken during periods of anticipated or actual liquidity stress or any relevant event. In that capacity, the committee is responsible for making a detailed assessment of the liquidity position of the Bank, including the ability to fulfill all payment obligations under market related stress, idiosyncratic stress, or a combination of both. The LMC is also responsible for overseeing the execution of liquidity countermeasures in a timely manner and monitoring the liquidity position of the Bank on an ongoing basis, during the stress period.

Our Chief Risk Officer ("CRO"), who is a member of the Management Board, has Group-wide, supra-divisional responsibility for the management of all credit, market and operational risks as well as for the comprehensive control of risk, including liquidity risk, and continuing development of methods for risk measurement. In addition, the CRO is responsible for monitoring, analyzing and reporting risk on a comprehensive basis.

The CRO has direct management responsibility for various risk management functions which are established with the mandate to:

- Foster consistency with the risk appetite set by the GRC within a framework established by the Management Board and applied to Business Divisions;
- Determine and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Establish and approve risk limits;
- Conduct periodic portfolio reviews to keep the portfolio of risks within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

In addition to the specialized risk management functions, our Enterprise Risk Management (ERM) function covers overarching aspects of risk management. Its mandate is to provide an increased focus on holistic risk management and cross-risk oversight to further enhance our risk portfolio steering. Key objectives are to:

- Drive key strategic cross-risk initiatives and establish greater cohesion between defining portfolio strategy and governing execution;
- Provide a strategic and forward-looking perspective on the key risk issues for discussion at senior levels within the Bank (risk appetite, stress testing framework);
- Strengthen risk culture in the bank; and
- Foster the implementation of consistent risk management standards.

ERM also develops the Bank-wide risk management framework aimed at identifying and controlling risks across the institution within the agreed risk appetite.

The specialized risk management functions and ERM have a reporting line to the CRO.

Our Finance, Risk and Group Audit functions operate independently of our Business Divisions. It is the responsibility of the Finance and Risk departments to quantify and verify the risk that we assume. Group Audit as our 3rd Line of Defense, independently examines, evaluates and reports on the adequacy of both the design and effectiveness of the systems of internal control including the risk management systems.

The integration of the risk management of our subsidiary Deutsche Postbank AG is promoted through harmonized processes for identifying, assessing, managing, monitoring, and communicating risk, the strategies and procedures for determining and safe guarding risk-bearing capacity, and corresponding internal control procedures. Key features of the joint governance are:

- Functional reporting lines from the Postbank Risk Management to Deutsche Bank Risk;
- Participation of voting members from Deutsche Bank from the respective risk functions in Postbank's key risk committees and vice versa for selected key committees; and
- Alignment to key Group risk policies.

The key risk management committees of Postbank are:

- The Bank Risk Committee, which advises Postbank's Management Board with respect to the determination of overall risk appetite and risk and capital allocation;
- The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework;
- The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank's banking and trading book and the management of liquidity risk;
- The Operational Risk Management Committee, which defines the appropriate risk framework as well as the limit allocation for the individual business areas; and
- The Model and Validation Risk Committee, which monitors validation of all rating systems and risk management models.

The Chief Risk Officer of Postbank or senior risk managers of Deutsche Bank are voting members of the committees listed above.

Risk Culture

We seek to promote a strong risk culture throughout our organization. Our aim is to help reinforce our resilience by encouraging a holistic approach to the management of risk and return throughout our organization as well as the effective management of our risk, capital and reputational profile. We actively take risks in connection with our business and as such the following principles underpin risk culture within our group:

- Risk is taken within a defined risk appetite;
- Every risk taken needs to be approved within the risk management framework;
- Risk taken needs to be adequately compensated; and
- Risk should be continuously monitored and managed.

Employees at all levels are responsible for the management and escalation of risks. We expect employees to exhibit behaviors that support a strong risk culture. To promote this our policies require that behavior assessment is incorporated into our performance assessment and compensation processes. We have communicated the following risk culture behaviors through various communication vehicles:

- Being fully responsible for our risks;
- Being rigorous, forward looking and comprehensive in the assessment of risk;
- Inviting, providing and respecting challenges;
- Trouble shooting collectively; and
- Placing Deutsche Bank and its reputation at the heart of all decisions.

To reinforce these expected behaviors and strengthen our risk culture, we conduct a number of group-wide activities. Our Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top. To support these behaviors, in 2016, we ran an internal educational campaign entitled "We're all risk managers", which included a video and intranet messages from Board members and other senior leaders.

The Red Flags process continues to provide a link between risk-related conduct and performance management. It allows us to monitor adherence to certain risk-related policies and processes, whereby a breach leads to an appropriately risk-weighted Red Flag. In 2016, the process was enhanced through the introduction of IT-enabled reporting. Individual Red Flag results are considered in promotion, compensation and performance management decisions.

We have continued to develop our training curriculum to raise risk awareness. In 2016, we launched a revised Risk Awareness course for all employees, which included new sections on reputational risk and risk appetite.

Risk Appetite and Capacity

Risk appetite expresses the aggregate level of risk that we are willing to assume within our risk capacity in order to achieve our business objectives, as defined by a set of minimum quantitative metrics and qualitative statements. Risk capacity is defined as the maximum level of risk we can assume before breaching regulatory constraints and our obligations to stakeholders.

Risk appetite is an integral element in our business planning processes via our Risk Plan and Strategy, to promote the appropriate alignment of risk, capital and performance targets, while at the same time considering risk capacity and appetite constraints from both financial and non-financial risks. Compliance of the plan with our risk appetite and capacity is also tested under stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.

The Management Board reviews and approves our risk appetite and capacity on an annual basis, or more frequently in the event of unexpected changes to the risk environment, with the aim of ensuring that they are consistent with our Group's strategy, business and regulatory environment and stakeholders' requirements.

In order to determine our risk appetite and capacity, we set different group level triggers and thresholds on a forward looking basis and define the escalation requirements for further action. We assign risk metrics that are sensitive to the material risks to which we are exposed and which are able to function as key indicators of financial health. In addition to that, we link our risk and recovery management governance framework with the risk appetite framework. In detail, we assess a suite of metrics under stress (CRR/CRD 4 phase-in and fully loaded Common Equity Tier 1 ("CET 1") ratio and Leverage Ratio ("LR"), Internal Capital Adequacy ("ICA") ratio, and Stressed Net Liquidity Position ("SNLP")) within the regularly performed benchmark and more severe group-wide stress tests.

Reports relating to our risk profile as compared to our risk appetite and strategy and our monitoring thereof are presented regularly up to the Management Board. In the event that our desired risk appetite is breached under either normal or stressed scenarios, a predefined escalation governance matrix is applied so these breaches are highlighted to the respective committees. Amendments to the risk appetite and capacity must be approved by the Group Risk Committee or the full Management Board, depending on their significance.

Risk and Capital Plan

Strategic and Capital Plan

We conduct annually an integrated strategic planning process which lays out the development of our future strategic direction as a group and for our business areas/units. The strategic plan aims to create a holistic perspective on capital, funding and risk under risk-return considerations. This process translates our long term strategic targets into measurable short- to medium-term financial targets and enables intra-year performance monitoring and management. Thereby we aim to identify growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk-specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.

The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.

In a first phase – the top down target setting – our key targets for profit and loss (including revenues and costs), capital supply, capital demand as well as leverage, funding and liquidity are discussed for the group and the key business areas. In this process, the targets for the next five years are based on our global macro-economic outlook and the expected regulatory framework. Subsequently, the targets are approved by the Management Board.

In a second phase, the top-down objectives are substantiated bottom-up by detailed business unit plans, which for the first year consist of a month by month operative plan; year two is planned per quarter and years three to five are annual plans. The proposed bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the business heads. Thereby, the specifics of the business are considered and concrete targets decided in line with our strategic direction. The bottom-up plans include targets for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to also consider stressed market conditions.

The resulting Strategic and Capital Plan is presented to the Management Board for discussion and approval. The final plan is presented to the Supervisory Board.

The Strategic and Capital Plan is designed to support our vision of being a leading client-centric global universal bank and aims to ensure:

- Balanced risk adjusted performance across business areas and units;
- High risk management standards with focus on risk concentrations;
- Compliance with regulatory requirements;
- Strong capital and liquidity position; and
- Stable funding and liquidity strategy allowing for business planning within the liquidity risk appetite and regulatory requirements.

The Strategic and Capital Planning process allows us to:

- Set earnings and key risk and capital adequacy targets considering the bank's strategic focus and business plans;
- Assess our risk-bearing capacity with regard to internal and external requirements (i.e., economic capital and regulatory capital); and
- Apply an appropriate stress test to assess the impact on capital demand, capital supply and liquidity.

The specific limits e.g. for regulatory capital demand, economic capital, and leverage exposures are derived from the Strategic and Capital Plan to align risk, capital and performance targets at all relevant levels of the organization.

All externally communicated financial targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall from targets is discussed together with potential mitigating strategies to ensure that we remain on track to achieve our targets. Amendments to the strategic and capital plan must be approved by the Management Board. Achieving our externally communicated solvency targets ensures that we also comply with the Group Supervisory Review and Evaluation Process ("SREP") requirements as articulated by our home supervisor. On December 8, 2016, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2017, following the results of the 2016 SREP. The decision requires Deutsche Bank to maintain a phase-in CET 1 ratio of at least 9.51 % on a consolidated basis, beginning on January 1, 2017. This CET 1 capital requirement comprises the Pillar 1 minimum capital requirement of 4.50 %, the Pillar 2 requirement (SREP Add-on) of 2.75 %, the phase-in capital conservation buffer of 1.25 %, the countercyclical buffer (currently 0.01 %) and the phase-in G-SII buffer following Deutsche Bank's designation as a global systemically important institution ("G-SII") of 1.00 %. The new CET 1 capital requirement of 9.51 % for 2017 is lower than the CET 1 capital requirement of 10.76 %, which was applicable to Deutsche Bank in 2016. Correspondingly, 2017 requirements for Deutsche Bank's Tier 1 capital ratio are at 11.01 % and for its total capital ratio at 13.01 %. Also following the results of the 2016 SREP, the ECB communicated to us an individual expectation to hold a further "Pillar 2" CET 1 capital add-on, commonly referred to as the '"Pillar 2" guidance'. The capital add-on pursuant to the "Pillar 2" guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the "Pillar 2" guidance although it is not legally binding, and failure to meet the "Pillar 2" guidance does not automatically trigger legal action.

Internal Capital Adequacy Assessment Process

The Internal Capital Adequacy Assessment Process ("ICAAP") requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk-management techniques to maintain adequate capitalization on an ongoing and forward-looking basis, i.e., internal capital supply to exceed internal capital demand (figures are described in more detail in the section "Internal Capital Adequacy").

At a Group level, we comply with ICAAP as required under Pillar 2 of Basel 3 and its local implementation in Germany, the Minimum Requirements for Risk Management (MaRisk), through a Group-wide risk management and governance framework, methodologies, processes and infrastructure.

In line with MaRisk and Basel requirements, the key instruments to help us maintain our adequate capitalization on an ongoing and forward looking basis are:

- A strategic planning process which aligns risk strategy and appetite with commercial objectives;
- A continuous monitoring process against approved risk, leverage and capital targets set;
- Regular risk, leverage and capital reporting to management; and
- An economic capital and stress testing framework which also includes specific stress tests to underpin our recovery monitoring processes.

Stress testing

We have a strong commitment to stress testing performed on a regular basis in order to assess the impact of a severe economic downturn on our risk profile and financial position. These exercises complement traditional risk measures and represent an integral part of our strategic and capital planning process. Our stress testing framework comprises regular Group-wide stress tests based on internally defined benchmark and more severe macroeconomic global downturn scenarios. We include all material risk types into our stress testing exercises. The time-horizon of internal stress tests is generally one year and can be extended to multi-year, if required by the scenario assumptions. Our methodologies undergo regular scrutiny from Deutsche Bank's internal validation team (Global Model Validation and Governance - GMVG) whether they correctly capture the impact of a given stress scenario. These analyses are complemented by portfolio- and country-specific stress tests as well as regulatory requirements, such as annual reverse stress tests and additional stress tests requested by our regulators on group or legal entity level. Examples of regulatory stress tests performed in 2016 are the EBA stress test at Group level and the CCAR stress test for the US entity. Moreover, capital plan stress testing is performed to assess the viability of our capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. An integrated procedure allows us to assess the impact of ad-hoc scenarios that simulate potential imminent financial or geopolitical shocks.

The initial phase of our internal stress tests consists of defining a macroeconomic downturn scenario by ERM Risk Research in cooperation with business specialists. ERM Risk Research monitors the political and economic development around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly to reflect the impact on our business. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Based on our internal models framework for stress testing, the following major metrics are calculated under stress: risk-weighted assets, impacts on profit and loss and economic capital by risk type. These results are aggregated at the Group level, and key metrics such as the SNLP, the CET 1 ratio, ICA ratio and Leverage Ratio under stress are derived. Prior to the impact assessment the scenarios are discussed and approved by the Enterprise Risk Committee (ERC) which also reviews the final stress results. After comparing these results against our defined risk appetite, the ERC also discusses specific mitigation actions to remediate the stress impact in alignment with the overall strategic and capital plan if certain limits are breached. The results also feed into the recovery planning which is crucial for the recoverability of the Bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank. The group wide stress tests performed in 2016 indicated that the bank's capitalization together with available mitigation measures allow it to reach the internally set stress exit level being well above regulatory early intervention levels. A reverse stress test is performed annually in order to challenge our business model to determine the severity of scenarios that would cause us to become unviable. Such a reverse stress test is based on a hypothetical macroeconomic scenario and idiosyncratic events and takes into account severe impacts of major risks on our results. Comparing the hypothetical scenario that would be necessary to result in our non-viability according to the reverse stress, to the current economic environment, we consider the probability of occurrence of such a hypothetical macroeconomic scenario as extremely low. Given the extremely low probability of the reverse stress test scenario, we do not believe that our business continuity is at risk.

Stress Testing Framework of Deutsche Bank Group


Finance:
Capital plan
ERM Risk Research:
Scenario definition
Research defines scenario with several risk parameters such as FX, interest rates, growth, etc.
Risk Units:
Parameter translation
Scenario parameters are translated into risk-specific drivers
Risk Units:
Calculation engines
Teams run risk-specific calculation engines to arrive at stressed results
Central Function:
Calculation of aggregated impact
Calculation of aggregated stress impact based on capital plan for several metrics such as RWA, CET1, etc.
Central Function:
Comparison against risk appetite
Stress results are compared against risk appetite and in case of breaches mitigation actions are considered
Senior Management:
No action required
Senior Management:
Actions
Strategic decision on adequate risk mitigation or reduction from a catalogue of pre-determined alternatives

Risk Reporting and Measurement Systems

Our risk data systems support regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational (including legal risk), business, reputational, liquidity risk, model risk and compliance risk. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for reporting on risk positions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-related data. Our risk management systems are reviewed by Group Audit following a risk-based audit approach.

The main reports on risk and capital management that are used to provide the central governance bodies with information relating to Group risk profile are the following:

- Risk and Capital Profile is presented monthly to the GRC and the Management Board and is subsequently submitted to the Risk Committee of the Supervisory Board for information. It comprises an overview of the current risk, capital and liquidity status of the Group, also incorporating information on regulatory capital and internal capital adequacy.
- An overview of our capital, liquidity and funding is presented to the GRC by Group Capital Management and the Group Treasurer every month. It comprises information on key metrics including CRR/CRD 4 Common Equity Tier 1 capital and the CRR/CRD 4 leverage ratio, as well as an overview of our current funding and liquidity status, the liquidity stress test results and contingency measures.
- Results of the group-wide macroeconomic stress tests that are performed twice per quarter and/or more frequently are reported to and discussed at the ERC.

The above reports are complemented by a suite of other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

Recovery and Resolution Planning

The 2007/2008 financial crisis exposed banks and the broader financial market to unprecedented pressures. These pressures led to certain banks seeking significant support from their governments and to large scale interventions by central banks. The crisis also forced many financial institutions to significantly restructure their businesses and strengthen their capital, liquidity and funding bases. This crisis revealed that many financial institutions were insufficiently prepared for a fast-evolving systemic crisis and thus were unable to act and respond in a way that would avoid potential failure and prevent material adverse impacts on the financial system and ultimately the economy and society.

In response to the crisis, a number of jurisdictions (such as the member states of the European Union, including Germany and the UK as well as the US) have enacted new regulations requiring banks or competent regulatory authorities, to develop recovery and resolution plans. The Group recovery plan ('Recovery Plan') is updated and submitted to our regulators at least annually to reflect changes in the business and the regulatory requirements.

The Recovery Plan prepares us to restore our financial strength and viability during an extreme stress situation. The Recovery Plan's more specific purpose is to outline how we can respond to a financial stress situation that would significantly impact our capital or liquidity position. Therefore it lays out a set of defined actions aimed to protect us, our customers and the markets and prevent a potentially more costly resolution event. In line with regulatory guidance, we have identified a wide range of recovery measures that will mitigate different types of stress scenarios. These scenarios originate from both idiosyncratic and market-wide events, which would lead to severe capital and liquidity impacts as well as impacts on our performance and balance sheet. The Recovery Plan, including its corresponding policy, is intended to enable us to effectively monitor, escalate, plan and execute recovery actions in the event of a crisis situation.

The Management Board determines when the Recovery Plan has to be invoked and which recovery measures are deemed appropriate.

The Recovery Plan is designed to cover multiple regulations including those applicable to us in the European Union ("EU") under the Bank Recovery and Resolution Directive ("BRRD") (as implemented in Germany) and the Single Resolution Mechanism Regulation ("SRM Regulation") as well as other key jurisdictions. Furthermore, the plan incorporates feedback from extensive discussions with our supervisory authority and the EU College of Supervisors as well as by the Crisis Management Group ("CMG") formed by key home and host authorities.

We are also working closely with our resolution authority, the Single Resolution Board, to create a Group Resolution Plan for Deutsche Bank as set out in the BRRD, the SRM and the German Recovery and Resolution Act ("Sanierungs- und Abwicklungsgesetz" or "SAG").

In addition, Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("DFA") and the implementing regulations issued by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation ("FDIC") require each bank holding company with assets of U.S.$ 50 billion or more, including Deutsche Bank AG, to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the "Title I US Resolution Plan"). For foreign-based covered companies including us, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition, Deutsche Bank Trust Company Americas ("DBTCA"), one of our insured depository institutions ("IDIs") in the United States, became subject in 2014 to the FDIC's final rule. This rule requires IDIs with total assets of U.S.$ 50 billion or more to periodically submit a resolution plan to the FDIC (the "IDI Plan" and, together with the Title I US Resolution Plan, the "US Resolution Plan") under the Federal Deposit Insurance Act (the "IDI Rule"). In 2014, we expanded our Title I US Resolution Plan to also be responsive to the IDI Rule requirements. In accordance with regulatory requirements, Deutsche Bank filed its most recent US Resolution and IDI plans in July 2015. In June 2016, Deutsche Bank received guidance from the Federal Reserve and the FDIC that the filing dates for our US Resolution Plan had been extended until July 2017. The core elements of our 2015 US Resolution Plan are Material Entities ("MEs"), Core Business Lines ("CBLs"), Critical Operations ("COs") and, for purposes of the IDI Plan, Critical Services. The 2015 US Resolution Plan lays out the resolution strategy for each ME, defined as those entities significant to the activities of a CO or CBL and demonstrates how each ME, CBL and CO, as applicable, can be resolved in a rapid and orderly manner and without systemic impact on U.S. financial stability. The US Resolution Plan also discusses the strategy for continuing Critical Services in resolution. Key factors addressed in the US Resolution Plan include how to ensure:

- Continued access to services from other U.S. and non-U.S. legal entities as well as from third parties such as payment servicers, exchanges and key vendors;
- Availability of funding from both external and internal sources;
- Retention of key employees during resolution; and
- Efficient and coordinated close-out of cross-border contracts.

The 2015 US Resolution Plan was drafted in coordination with the U.S. businesses and infrastructure groups so that it accurately reflects the business, critical infrastructure and key interconnections.

MREL and TLAC

Under the Single Resolution Mechanism ("SRM") Regulation, the Bank Recovery and Resolution Directive ("BRRD") and the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, "SAG") banks in the European Union ("EU") are required to meet at all times a robust minimum requirement for own funds and eligible liabilities ("MREL") which is determined on a case-by-case basis by the competent resolution authority. In addition, on November 9, 2015, the Financial Stability Board ("FSB") published a standard that will require, when implemented as law, global systemically important banks ("G-SIBs") to meet a new firm-specific minimum requirement for total loss-absorbing capacity ("TLAC") starting on January 1, 2019. Both the TLAC and MREL requirements are specifically designed to require banks to maintain a sufficient amount of instruments which are eligible to absorb losses in resolution with the aim of ensuring that failing banks can be resolved without recourse to taxpayers' money.

On 23 November 2016, the European Commission ("EC") proposed a revision of the Capital Requirement Regulation ("CRR") to implement TLAC into EU legislation. In addition, it proposed amendments to the BRRD and the SRM Regulation. Under the Commission's CRR revision proposal, the loss absorbency regime for EU Global Systemically Important Institutions ("G-SIIs") would be closely aligned with the international TLAC term sheet. The instruments which qualify under TLAC are Common Equity Tier 1 instruments, Additional Tier 1 instruments, Tier 2 instruments and certain eligible unsecured liabilities. The TLAC term sheet introduces a minimum requirement of 16 percent of Risk Weighted Assets ("RWAs") or 6 percent of leverage exposure by 1 January 2019; and 18 percent of RWAs and 6.75 percent of leverage exposure by 2022. The resolution authority would be able to request a firm-specific add-on if deemed necessary. For non-G-SIIs banks, the MREL would still be set on a case-by-case basis.

Furthermore, under the German Banking Act, as amended by the German Resolution Mechanism Act, which was published in November 2015, senior bonds will rank junior to other senior liabilities, without constituting subordinated debt, in insolvency proceedings opened on or after January 1, 2017.

Risk and Capital Management

Capital Management

Our Treasury function manages solvency, capital adequacy and leverage ratios at Group level and locally in each region. Treasury implements our capital strategy, which itself is developed by the Group Risk Committee and approved by the Management Board, including issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, limit setting for key financial resources, design of book equity allocation, and regional capital planning. We are fully committed to maintaining our sound capitalization both from an economic and regulatory perspective. We continuously monitor and adjust our overall capital demand and supply in an effort to achieve an appropriate balance of the economic and regulatory considerations at all times and from all perspectives. These perspectives include book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies.

Treasury manages the issuance and repurchase of capital instruments, namely Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments. Treasury constantly monitors the market for liability management trades. Such trades represent a countercyclical opportunity to create Common Equity Tier 1 capital by buying back our issuances below par.

Our core currencies are Euro, US Dollar and Pound Sterling. Treasury manages the sensitivity of our capital ratios against swings in core currencies. The capital invested into our foreign subsidiaries and branches in the other non-core currencies is largely hedged against foreign exchange swings. Treasury determines which currencies are to be hedged, develops suitable hedging strategies in close cooperation with Risk Management and finally executes these hedges.

In connection with MREL and TLAC requirements, we review our issuance portfolio of senior bonds to make them eligible under bail-in rules. We intend to comply with potential requirements as they become effective.

Resource Limit Setting

Usage of key financial resources is influenced through the following governance processes and incentives.

Target resource capacities are reviewed in our annual strategic plan in line with our CET 1 and Leverage Ratio ambitions. In a quarterly process, the Group Risk Committee approves divisional resource limits for Total Capital Demand and leverage exposure that are based on the strategic plan but adjusted for market conditions and the short-term outlook. Limits are enforced through a close monitoring process and an excess charging mechanism.

Overall regulatory capital requirements are driven by the higher of our CET 1 ratio (solvency) and leverage ratio (leverage) requirements. In terms of order for the internal capital allocation, solvency-based allocation comes first, then an incremental leverage-driven allocation, if required. The allocation methodology utilizes a two step approach: Allocation of Shareholders Equity is solvency-based first until the externally communicated target of a 12.5 % CET 1 solvency ratio is met, and then incremental leverage capital is allocated based on pro-rata leverage exposure of divisions to satisfy the externally communicated target of a 4.5 % leverage ratio, if required. The allocation thresholds are reviewed as and when externally communicated targets for the CET 1 or leverage ratio are adjusted. In our performance measurement, our methodology also applies different rates for the cost of equity for each of the business segments, reflecting in a more differentiated way the earnings volatility of the individual business models. This enables improved performance management and investment decisions.

Regional capital plans covering the capital needs of our branches and subsidiaries across the globe are prepared on an annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. In developing, implementing and testing our capital and liquidity, we fully take such legal and regulatory requirements into account.

Further, Treasury is represented on the Investment Committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation is intended to ensure that pension assets are aligned with pension liabilities, thus protecting our capital base.

Risk Identification and Assessment

We face a variety of risks as a result of our business activities; these risks include credit risk, market risk, business risk, liquidity risk, operational risk and reputational risk as described in the following sections below. Our risk identification and assessment processes utilize our Three Lines of Defense operating model with the first line identifying the key risks and the second line complementing and aggregating identified risks into our global risk type taxonomy and assessing identified risks for their materiality. Operating processes are in place across the organization to capture relevant measures and indicators. The core aim of all processes is to provide adequate transparency and understanding of existing and emerging risk issues, and to ensure a holistic cross-risk perspective. We update the risk inventory at least once a year or at other times if needed, by running a risk identification and materiality assessment process in line with MaRisk.

To align with the Three Lines of Defense taxonomy, we categorize our material risks into financial risks and non-financial risks effective January 1, 2016. Financial risks comprise credit risk (including settlement and transfer risks), market risk (including non-trading, trading and traded default risk), liquidity risk and business (strategic) risk. Non-financial risks comprise operational risks and reputational risks with compliance risk, legal risk, model risk and information security risk captured in our operational risk framework. For all material risks common risk management standards apply including having a dedicated risk management function, defining a risk type specific risk appetite and the decision on the amount of capital to be held.

Credit risk, market risk and operational risk attract regulatory capital. As part of our internal capital adequacy assessment process, we calculate the amount of economic capital for credit, market, operational and business risk to cover risks generated from our business activities taking into account diversification effects across those risk types. Furthermore, our economic capital framework embeds additional risks, e.g. reputational risk and refinancing risk, for which no dedicated economic capital models exist. We exclude liquidity risk from economic capital.

Credit Risk Management

Credit Risk Framework

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which we refer to collectively as "counterparties") exist, including those claims that we plan to distribute. These transactions are typically part of our traditional nontrading lending activities (such as loans and contingent liabilities). Additionally, traded bonds and debt securities form part of our direct trading activity with clients (such as OTC derivatives like foreign exchange forwards and Forward Rate Agreements). Carrying values of equity investments are also disclosed in our Credit Risk section. We manage the respective positions within our market risk and credit risk frameworks.

Based on the annual risk identification and materiality assessment, Credit Risk contains four material categories, namely default risk, industry risk, country risk, and product risk.

- Default risk, the most significant element of credit risk, is the risk that counterparties fail to meet contractual obligations in relation to the claims described above;
- Industry risk is the risk of adverse developments in the operating environment for a specific industry segment leading to deterioration in the financial profile of counterparties operating in that segment and resulting in increased credit risk across this portfolio of counterparties;
- Country risk is the risk that we may experience unexpected default or settlement risk and subsequent losses, in a given country, due to a range of macro-economic or social events primarily affecting counterparties in that jurisdiction including: a material deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, or disruptive currency depreciation or devaluation. Country risk also includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention; and
- Product Risk captures product-specific credit risk of transactions that could arise with respect to specific borrowers or group of borrowers. It takes into account whether obligations have a similar risk characteristics and market place behaviors.

We measure, manage/mitigate and report/monitor our credit risk using the following philosophy and principles:

- Our credit risk management function is independent from our business divisions and in each of our divisions, credit decision standards, processes and principles are consistently applied.
- A key principle of credit risk management is client credit due diligence. Our client selection is achieved in collaboration with our business division counterparts who stand as a first line of defence.
- We aim to prevent undue concentration and tail-risks (large unexpected losses) by maintaining a diversified credit portfolio. Client, industry, country and product-specific concentrations are assessed and managed against our risk appetite.
- We maintain underwriting standards aiming to avoid large credit risk on a counterparty and portfolio level. In this regard we assume unsecured cash positions and actively use hedging for risk mitigation purposes. Additionally, we strive to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.
- Every new credit facility and every extension or material change of an existing credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level. We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor across our consolidated Group on a global basis, in line with regulatory requirements.
- We manage credit exposures on the basis of the "one obligor principle", under which all facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one group.
- We have established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions, monitoring the portfolio or covering workout clients.

Measuring Credit Risk

Credit risk is measured by credit rating, regulatory and internal capital demand and key credit metrics mentioned below.

The credit rating is an essential part of the Bank's underwriting and credit process and builds the basis for risk appetite determination on a counterparty and portfolio level, credit decision and transaction pricing as well the determination of credit risk regulatory capital. Each counterparty must be rated and each rating has to be reviewed at least annually. Ongoing monitoring of counterparties helps keep ratings up-to-date. There must be no credit limit without a credit rating. For each credit rating the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Different rating approaches have been established to best reflect the specific characteristics of exposure classes, including central governments and central banks, institutions, corporates and retail.

Counterparties in our non-homogenous portfolios are rated by our independent Credit Risk Management function. Country risk related ratings are provided by ERM Risk Research.

Our rating analysis is based on a combination of qualitative and quantitative factors. When rating a counterparty we apply in-house assessment methodologies, scorecards and our 21-grade rating scale for evaluating the credit-worthiness of our counterparties.

Changes to existing credit models and introduction of new models are approved by the Regulatory Credit Risk Model Committee (RCRMC) chaired by the Head of CRM, as well as by the Head of the Model Risk Function or delegate, where appropriate before the methodologies are used for credit decisions and capital calculation for the first time or before they are significantly changed. Proposals with high impact are recommended for approval to the Management Board. Additionally, the Risk Committee of the Supervisory Board has to be informed regularly about all model changes that have been brought to the attention of the Management Board. Regulatory approval may also be required. The methodology validation is performed independently of model development by Global Model Validation and Governance. The results of the regular validation processes as stipulated by internal policies have to be brought to the attention of the RCRMF, even if the validation results do not lead to a change. The validation plan for rating methodologies is presented to RCRMF at the beginning of the calendar year and a status update is given on a quarterly basis.

For Postbank, responsibility for implementation, validation and monitoring of internal rating systems effectiveness is with Postbank's Group Risk Controlling function and overseen by the model and validation committee, chaired by Postbank's Head of Group Risk Controlling. An independent model risk and validation function has been established in 2016 in addition to the model risk development unit. All rating systems are subject to approval by Postbank's Bank Risk Committee chaired by the Chief Risk Officer. Effectiveness of rating systems and rating results are reported to the Postbank Management Board on a regular basis. Joint governance is ensured via a cross committee membership of Deutsche Bank senior managers joining Postbank committees and vice versa

We measure risk-weighted assets to determine the regulatory capital demand for credit risk using "advanced", "foundation" and "standard" approaches of which advanced and foundation are approved by our regulator.

The advanced Internal Ratings Based Approach ("IRBA") is the most sophisticated approach available under the regulatory framework for credit risk and allows us to make use of our internal credit rating methodologies as well as internal estimates of specific further risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default ("PD"), the loss given default ("LGD") and the maturity ("M") driving the regulatory risk-weight and the credit conversion factor ("CCF") as part of the regulatory exposure at default ("EAD") estimation. For the majority of derivative counterparty exposures as well as securities financing transactions ("SFT"), we make use of the internal model method ("IMM") in accordance with CRR and SolvV to calculate EAD. For most of our internal rating systems more than seven years of historical information is available to assess these parameters. Our internal rating methodologies aim at point-in-time rather than a through-the-cycle rating.

We apply the foundation IRBA to the majority of our remaining foundation IRBA eligible credit portfolios at Postbank to the extent these have not been newly assigned to the advanced IRBA during 2016. The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the probability of default ("PD") while the loss given default ("LGD") and the credit conversion factor ("CCF") are defined in the regulatory framework.

We apply the standardized approach to a subset of our credit risk exposures. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings. We assign certain credit exposures permanently to the standardized approach in accordance with Article 150 CRR. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required conditions. These exposures make up the majority of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are subject to an internal credit assessment and fully integrated in the risk management and economic capital processes.

In addition to the above described regulatory capital demand, we determine the internal capital demand for credit risk via an economic capital model.

We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year. Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in nondefault scenarios) are modeled by applying our own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the CRR. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

Besides the credit rating the key credit risk metric we apply for managing our credit portfolio, including transaction approval and the setting of risk appetite, we establish internal limits and credit exposures under these limits. Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty, we consider the counterparty's credit quality by reference to our internal credit rating. Credit limits and credit exposures are both measured on a gross and net basis where net is derived by deducting hedges and certain collateral from respective gross figures. For derivatives, we look at current market values and the potential future exposure over the lifetime of a transaction. We generally also take into consideration the Risk-Return characteristics of individual transactions and portfolios. Risk-Return metrics explain the development of client revenues as well as capital consumption. In this regard we also look at the client revenues with respect to the balance sheet consumption.

Managing and Mitigation of Credit Risk

Managing Credit Risk on Counterparty Level

Credit-related counterparties are principally allocated to credit officers within credit teams which are aligned to types of counterparty (such as financial institutions, corporates or private individuals) or economic area (i.e., emerging markets) and dedicated rating analyst teams. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients credit decision making and credit monitoring is highly automated for efficiency reasons. Credit Risk Management has full oversight of the respective processes and tools used in the retail credit process. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss.

In instances where we have identified counterparties where there is a concern that the credit quality has deteriorated or appears likely to deteriorate to the point where they present a heightened risk of loss in default, the respective exposure is generally placed on a "watch list". We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. This also applies to settlement risk that must fall within limits pre-approved by Credit Risk Management considering risk appetite and in a manner that reflects expected settlement patterns for the subject counterparty. Credit approvals are documented by the signing of the credit report by the respective credit authority holders and retained for future reference.

Credit authority is generally assigned to individuals as personal credit authority according to the individual's professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to help ensure that they are commensurate to the individual performance of the authority holder.

Where an individual's personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee. Where personal and committee authorities are insufficient to establish appropriate limits, the case is referred to the Management Board for approval.

Mitigation of Credit Risk on Counterparty Level

In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants are applied in the following forms:

- Comprehensive and enforceable credit documentation with adequate terms and conditions.
- Collateral held as security to reduce losses by increasing the recovery of obligations.
- Risk transfers, which shift the loss arising from the probability of default risk of an obligor to a third party including hedging executed by our Credit Portfolio Strategies Group.
- Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

Collateral

We regularly agree on collateral to be received from or to be provided to customers in contracts that are subject to credit risk. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the counterparty default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it generally does not replace the necessity of high quality underwriting standards and a thorough assessment of the debt service ability of the counterparty.

We segregate collateral received into the following two types:

- Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the counterparty is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (i.e., plant, machinery and aircraft) and real estate typically fall into this category.
- Guarantee collateral, which complements the counterparty's ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of credit, insurance contracts, export credit insurance, guarantees, credit derivatives and risk participations typically fall into this category.

Our processes seek to ensure that the collateral we accept for risk mitigation purposes is of high quality. This includes seeking to have in place legally effective and enforceable documentation for realizable and measureable collateral assets which are evaluated regularly by dedicated teams. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way, including collateral haircuts that are applied. We have collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, we strive to avoid "wrong-way" risk characteristics where the counterparty's risk is positively correlated with the risk of deterioration in the collateral value. For guarantee collateral, the process for the analysis of the guarantor's creditworthiness is aligned to the credit assessment process for counterparties.

Risk Transfers

Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Credit Portfolio Strategies Group (CPSG), in accordance with specifically approved mandates.

CPSG manages the residual credit risk of loans and lending-related commitments of the institutional and corporate credit portfolio; the leveraged portfolio and the medium-sized German companies' portfolio within our Corporate Divisions of GM and CIB.

Acting as a central pricing reference, CPSG provides the respective GM and CIB Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.

CPSG is concentrating on two primary objectives within the credit risk framework to enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name credit risk concentrations within the credit portfolio and
- to manage credit exposures by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

Netting and Collateral Arrangements for Derivatives and Securities Financing Transactions

Netting is applicable to both exchange traded derivatives and OTC derivatives. Netting is also applied to securities financing transactions as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk.

All exchange traded derivatives are cleared through central counterparties ("CCPs"), which interpose themselves between the trading entities by becoming the counterparty to each of the entities. Where available and to the extent agreed with our counterparties, we also use CCP clearing for our OTC derivative transactions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("DFA") and related Commodity Futures Trading Commission ("CFTC") rules introduced in 2013 mandatory CCP clearing in the United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps. Additionally, the CFTC adopted final rules in 2016 that require additional interest rate swaps to be cleared on a phased implementation schedule ending in October 2018. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories ("EMIR") and the Commission Delegated Regulations (EU) 2015/2205, (EU) 2015/592 and (EU) 2016/1178 based thereupon introduced mandatory CCP clearing in the EU clearing for certain standardized OTC derivatives transactions. Mandatory CCP clearing in the EU began for certain interest rate derivatives on June 21, 2016 and for; certain additional interest rate derivatives on February 9, 2017. Article 4 (2) of EMIR authorizes competent authorities to exempt intragroup transactions from mandatory CCP clearing, provided certain requirements, such as full consolidation of the intragroup transactions and the application of an appropriate centralized risk evaluation, measurement and control procedure are met. The Bank successfully applied for the clearing exemption for most of its regulatory-consolidated subsidiaries with intragroup derivatives, including e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of January 16, 2016, the Bank has obtained intragroup exemptions from the EMIR clearing obligation for 71 bilateral intragroup relationships.

The rules and regulations of CCPs typically provide for the bilateral set off of all amounts payable on the same day and in the same currency ("payment netting") thereby reducing our settlement risk. Depending on the business model applied by the CCP, this payment netting applies either to all of our derivatives cleared by the CCP or at least to those that form part of the same class of derivatives. Many CCP rules and regulations also provide for the termination, close-out and netting of all cleared transactions upon the CCP's default ("close-out netting"), which reduced our credit risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the relevant CCP's close-out netting provisions.

In order to reduce the credit risk resulting from OTC derivative transactions, where CCP clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our counterparts. A master agreement allows for the close-out netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty's default, resulting in a single net claim owed by or to the counterparty. For parts of the derivatives business (e.g., foreign exchange transactions) we also enter into master agreements under which payment netting applies in respect to transactions covered by such master agreements, reducing our settlement risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Also, we enter into credit support annexes ("CSA") to master agreements in order to further reduce our derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty's failure to honor a margin call. As with netting, when we believe the annex is enforceable, we reflect this in our exposure measurement.

The DFA and CFTC rules there under, including CFTC rules § 23.504 and § 23.158, as well as EMIR and Commission Delegated Regulation based thereupon, namely Commission Delegated Regulation (EU) 2016/2251 introduced the mandatory use of master agreements and related CSAs, which must be executed prior to or contemporaneously with entering into an uncleared OTC derivative transaction. Under U.S. margin rules adopted by U.S. prudential regulators (the OCC, Federal Reserve, FDIC, Farm Credit Administration and FHFA) and the CFTC, we are required to post and collect initial margin and variation margin for our derivatives exposures with other derivatives dealers, as well as with our counterparties that (a) are "financial end users," as that term is defined in the U.S. margin rules, and (b) have an average daily aggregate notional amount of uncleared swaps, uncleared security-based swaps, foreign exchange forwards and foreign exchange swaps exceeding U.S.$ 8 billion in June, July and August of the previous calendar year. The U.S. margin rules additionally require us to post and collect variation margin for our derivatives with other financial end user counterparties. These margin requirements are subject to a U.S.$ 50 million threshold for initial margin and a zero threshold for variation margin, with a combined U.S.$ 500,000 minimum transfer amount. The U.S. margin requirements have been in effect for large banks since September 2016, with additional variation margin requirements having come into effect March 1, 2017 and additional initial margin requirements phased in on an annual basis from September 2017 through September 2020. Under EMIR the CSA must provide for daily valuation and daily variation margining based on a zero threshold and a maximum transfer amount of € 500,000. For large derivative exposures exceeding € 8 billion, initial margin has to be posted as well. The variation margin requirements under EMIR apply as of March 1, 2017; the initial margin requirements will be subject to a staged phase-in until September 1, 2020. Pursuant to Article 11 (5) to (10) of EMIR competent authorities are authorized to exempt intragroup transactions from the margining obligation, provided certain requirements are met. While some of those requirements are the same as for the EMIR clearing exemptions (see above), there are additional requirements such as the absence of any current or foreseen practical or legal impediment to the prompt transfer of funds or repayment of liabilities between intragroup counterparties. The Bank plans to make use of this exemption.

Certain CSAs to master agreements provide for rating-dependent triggers, where additional collateral must be pledged if a party's rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party's rating downgrade. These downgrading provisions in CSAs and master agreements usually apply to both parties but in some agreements may apply to us only. We analyze and monitor our potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of our credit rating please refer to table "Stress Testing Results" in the section "Liquidity Risk".

Concentrations within Credit Risk Mitigation

Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations. We use a range of quantitative tools and metrics to monitor our credit risk mitigating activities. These also include monitoring of potential concentrations within collateral types supported by dedicated stress tests.

For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section "Maximum Exposure to Credit Risk".

Managing Credit Risk on Portfolio Level

On a portfolio level, significant concentrations of credit risk could result from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions.

Our portfolio management framework supports a comprehensive assessment of concentrations within our credit risk portfolio in order to keep concentrations within acceptable levels.

Industry Risk Management

To manage industry risk, we have grouped our corporate and financial institutions counterparties into various industry sub-portfolios. For each of these sub-portfolios an "Industry Batch report" is prepared, usually on an annual basis. This report highlights industry developments and risks to our credit portfolio, reviews concentration risks, analyses the risk/reward profile of the portfolio and incorporates an economic downside stress test. Finally, this analysis is used to define the credit strategies for the portfolio in question.

The Industry Batch reports have been presented to the CRM Portfolio Committee. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared with the approved sub-portfolio strategies. Regular overviews have been prepared for the CRM Portfolio Committee to discuss recent developments and to agree on actions where necessary.

Country Risk Management

Avoiding undue concentrations from a regional perspective is also an integral part of our credit risk management framework. In order to achieve this, country risk limits are applied to Emerging Markets as well as selected Developed Markets countries (based on internal country risk ratings). Emerging Markets are grouped into regions and for each region, as well as for the Higher Risk Developed Markets, a "Country Batch report" is prepared, usually on an annual basis. These reports assess key macroeconomic developments and outlook, review portfolio composition and concentration risks and analyze the risk/reward profile of the portfolio. Based on this, limits and strategies are set for countries and, where relevant, for the region as a whole. Country risk limits are approved by either our Management Board or by our Enterprise Risk Committee, pursuant to delegated authority, and by the Management Board at Postbank for respective portfolios.

In our Country Limit framework, limits are established for counterparty credit risk exposures in a given country to manage the aggregated credit risk subject to country-specific economic and political events. These limits include exposures to entities incorporated locally as well as subsidiaries of foreign multinational corporations. Separate transfer risk limits are established which apply to any cross-border exposures (credit and trading) with our clients in above countries. Also, gap risk limits are set to control the risk of loss due to intra-country wrong-way risk exposure.

Beyond credit risk, our Country Risk Framework comprises market risk in trading positions in emerging markets and is set based on the P&L impact of potential stressed market events on these positions. Furthermore we take in consideration treasury risk comprising capital positions and exposure of Deutsche Bank entities in above countries (Funding, Margin or Guarantees) which are subject to limits given the transfer risk inherent in these cross-border positions.

Our country risk ratings represent a key tool in our management of country risk. They are established by the independent ERM Risk Research function within Deutsche Bank and include:

- Sovereign rating: A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
- Transfer risk rating: A measure of the probability of a "transfer risk event", i.e., the risk that an otherwise solvent debtor is unable to meet its obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention.
- Event risk rating: A measure of the probability of major disruptions in the market risk factors relating to a country (interest rates, credit spreads, etc.). Event risks are measured as part of our event risk scenarios, as described in the section "Market Risk Monitoring" of this report.

All sovereign and transfer risk ratings are reviewed, at least quarterly, by the Enterprise Risk Committee, although more frequent reviews are undertaken when deemed necessary.

Product specific Risk Management

Complementary to our counterparty, industry and country risk approach, we focus on product specific risk concentrations and selectively set limits where required for risk management purposes. Specific product limits are set in particular if a concentration of transactions of a specific type might lead to significant losses under certain cases. In this respect, correlated losses might result from disruptions of the functioning of financial markets, significant moves in market parameters to which the respective product is sensitive, macroeconomic default scenarios or other factors A key focus is put on underwriting caps in CIB and GM. These caps limit the combined risk for transactions where we underwrite commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The risk is that we may not be successful in the distribution of the facilities, meaning that we would have to hold more of the underlying risk for longer periods of time than originally intended. These underwriting commitments are additionally exposed to market risk in the form of widening credit spreads. We dynamically hedge this credit spread risk to be within the approved market risk limit framework.

Furthermore, in our PW&CC businesses, we apply product-specific strategies setting our risk appetite for sufficiently homogeneous portfolios where tailored client analysis is secondary, such as the retail portfolios of mortgages, business and consumer finance products. In Wealth Management, target levels are set for global concentrations along products as well as based on type and liquidity of collateral.

Market Risk Management

Market Risk Framework

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and invested positions. Risk can arise from changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities.

One of the primary objectives of Market Risk Management, a part of our independent Risk function, is to ensure that our business units' risk exposure is within the approved appetite commensurate with its defined strategy. To achieve this objective, Market Risk Management works closely together with risk takers ("the business units") and other control and support groups.

We distinguish between three substantially different types of market risk:

- Trading market risk arises primarily through the market-making activities of the Global Markets Division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
- Traded default risk arising from defaults and rating migrations relating to trading instruments.
- Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Market Risk Management governance is designed and established to promote oversight of all market risks, effective decision-making and timely escalation to senior management.

Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report our market risk. Market risk managers identify market risks through active portfolio analysis and engagement with the business areas.

Market Risk Measurement

We aim to accurately measure all types of market risks by a comprehensive set of risk metrics reflecting economic and regulatory requirements.

In accordance with economic and regulatory requirements, we measure market risks by several internally developed key risk metrics and regulatory defined market risk approaches.

Trading Market Risk

Our primary mechanism to manage trading market risk is the application of our Risk Appetite framework of which the limit framework is a key component. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing limits for market risk in the trading book. Market Risk Management allocates this overall appetite to our Corporate Divisions and individual business units within them based on established and agreed business plans. We also have business aligned heads within Market Risk Management to establish business limits, by allocating the limit down to individual portfolios or geographical regions.

Value-at-risk, economic capital and Portfolio Stress Testing limits are used for managing all types of market risk at an overall portfolio level. As an additional and complementary tool for managing certain portfolios or risk types, Market Risk Management performs risk analysis and business specific stress testing. Limits are also set on sensitivity and concentration/liquidity, business-level stress testing and event risk scenarios.

Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis.

Internally developed Market Risk Models

Value-at-Risk (VaR)

VaR is a quantitative measure of the potential loss (in value) of Fair Value positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

Our value-at-risk for the trading businesses is based on our own internal model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been continually refined and approval has been maintained.

We calculate VaR using a 99 % confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported VaR. For regulatory purposes, which include the calculation of our capital requirements and risk-weighted assets, the holding period is ten days.

We use one year of historical market data as input to calculate VaR. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a well-defined distribution, e.g. normal or non-normal (t, skew-t, Skew-Normal). To determine our aggregated VaR, we use observed correlations between the risk factors during this one year period.

Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, funding spreads, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To help ensure completeness in the risk coverage, second order risk factors, e.g. CDS index vs. constituent basis, money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are considered in the VaR calculation.

For each business unit a separate VaR is calculated for each risk type, e.g. interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. For each risk type this is achieved by deriving the sensitivities to the relevant risk type and then simulating changes in the associated risk drivers. "Diversification effect" reflects the fact that the total VaR on a given day will be lower than the sum of the VaR relating to the individual risk types. Simply adding the VaR figures of the individual risk types to arrive at an aggregate VaR would imply the assumption that the losses in all risk types occur simultaneously.

The model incorporates both linear and, especially for derivatives, nonlinear effects through a combination of sensitivity-based and revaluation approaches on grids.

The VaR measure enables us to apply a consistent measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.

When using VaR estimates a number of considerations should be taken into account. These include:

- The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This "backward-looking" limitation can cause VaR to understate risk (as in 2008), but can also cause it to be overstated.
- Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.

- VaR does not indicate the potential loss beyond the 99th quantile.
- Intra-day risk is not reflected in the end of day VaR calculation.
- There may be risks in the trading book that are partially or not captured by the VaR model.

We are committed to the ongoing development of our internal risk models, and we allocate substantial resources to reviewing, validating and improving them. Additionally, we have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in our internal model. Risks not in value-at-risk are monitored and assessed on a regular basis through our RNIV framework.

Stressed Value-at-Risk

Stressed Value-at-Risk calculates a stressed value-at-risk measure based on a one year period of significant market stress. We calculate a stressed value-at-risk measure using a 99 % confidence level. The holding period is one day for internal purposes and ten days for regulatory purposes. Our stressed value-at-risk calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data and observed correlations from a period of significant financial stress (i.e., characterized by high volatilities) is used as an input for the Monte Carlo Simulation.

The time window selection process for the stressed value-at-risk calculation is based on the identification of a time window characterized by high levels of volatility in the top value-at-risk contributors. The identified window is then further validated by comparing the SVaR results to neighboring windows using the complete DB Group portfolio.

Incremental Risk Charge

Incremental Risk Charge captures default and credit migration risks for credit-sensitive positions in the trading book. It applies to credit products over a one-year capital horizon at a 99.9 % confidence level, employing a constant position approach. We use a Monte Carlo Simulation for calculating incremental risk charge as the 99.9 % quantile of the portfolio loss distribution and for allocating contributory incremental risk charge to individual positions.

The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios. Important parameters for the incremental risk charge calculation are exposures, recovery rates, maturity ratings with corresponding default and migration probabilities and parameters specifying issuer correlations.

Comprehensive Risk Measure

Comprehensive Risk Measure captures incremental risk for the correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements. The comprehensive risk measure for the correlation trading portfolio is based on our own internal model.

We calculate the comprehensive risk measure based on a Monte Carlo Simulation technique to a 99.9 % confidence level and a capital horizon of one year. Our model is applied to the eligible corporate correlation trading positions where typical products include collateralized debt obligations, nth-to-default credit default swaps, and commonly traded index- and single-name credit default swaps.

Trades subject to the comprehensive risk measure have to meet minimum liquidity standards to be eligible. The model incorporates concentrations of the portfolio and nonlinear effects via a full revaluation approach.

For regulatory reporting purposes, the comprehensive risk measure represents the higher of the internal model spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardized approach securitization framework. Since the first quarter of 2016, the CRM RWA calculations include two regulatory-prescribed add-ons which cater for (a) stressing the implied correlation within nth-to-default baskets and (b) any stress test loss in excess of the internal model spot value.

Market Risk Standardized Approach

Market Risk Management monitors exposures and addresses risk issues and concentrations for certain exposures under the specific Market Risk Standardized Approach ("MRSA"). We use the MRSA to determine the regulatory capital charge for the specific market risk of trading book securitizations which fall outside the scope of the regulatory correlation trading portfolio.

We also use the MRSA to determine the regulatory capital charge for longevity risk as set out in CRR/CRD 4 regulations. Longevity risk is the risk of adverse changes in life expectancies resulting in a loss in value on longevity linked policies and transactions. For risk management purposes, stress testing and economic capital allocations are also used to monitor and manage longevity risk. Furthermore, certain types of investment funds require a capital charge under the MRSA. For risk management purposes, these positions are also included in our internal reporting framework.

Market Risk Stress Testing

Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and extreme movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche Bank's positions and complements VaR and Economic Capital. Market Risk Management performs several types of stress testing to capture the variety of risks: Portfolio Stress Testing, individual specific stress tests, Event Risk Scenarios, and also contributes to Group-wide stress testing.

Trading Market Risk Economic Capital (TMR EC)

Our trading market risk economic capital model - scaled Stressed VaR based EC (SVaR based EC) - comprises two core components, the "common risk" component covering risk drivers across all businesses and the "business-specific risk" component, which enriches the Common Risk via a suite of Business Specific Stress Tests (BSSTs). Both components are calibrated to historically observed severe market shocks. Common risk is calculated using a scaled version of the Regulatory SVaR framework while BSSTs is designed to capture more product/business-related bespoke risks (e.g. complex basis risks) as well as higher order risks not captured in the common risk component.

Traded Default Risk Economic Capital (TDR EC)

TDR EC captures the relevant credit exposures across our trading and banking books. Trading book exposures are monitored by MRM via single name concentration and portfolio thresholds which are set based upon rating, size and liquidity. Single name concentration risk thresholds are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate (RR), and bond equivalent Market Value (MV), i.e. default exposure at 0 % recovery. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Trading Market Risk Reporting

Market Risk Management reporting creates transparency on the risk profile and facilitates the understanding of core market risk drivers to all levels of the organization. The Management Board and Senior Governance Committees receive regular reporting, as well as ad hoc reporting as required, on market risk, regulatory capital and stress testing. Senior Risk Committees receive risk information at a number of frequencies, including weekly or monthly.

Additionally, Market Risk Management produces daily and weekly Market Risk specific reports and daily limit excess reports for each asset class.

Regulatory prudent valuation of assets carried at fair value

Pursuant to Article 34 CRR institutions shall apply the prudent valuation requirements of Article 105 CRR to all assets measured at fair value and shall deduct from CET 1 capital the amount of any additional value adjustments necessary.

We determined the amount of the additional value adjustments based on the methodology defined in the Commission Delegated Regulation (EU) 2016/101.

At December 31, 2016 the amount of the additional value adjustments was € 1.4 billion.

Based on Article 159 CRR the total amount of general and specific credit risk adjustments and additional value adjustments for exposures that are treated under the Internal Ratings Based Approach for credit risk and that are in scope of the expected loss calculation may be subtracted from the total expected loss amount related to these exposures. Any remaining positive difference must be deducted from CET 1 capital pursuant to Article 36 (1) lit. d. CRR.

At December 31, 2016 the reduction of the expected loss from subtracting the additional value adjustments was € 0.5 billion, which partly mitigated the negative impact of the additional value adjustments on our CET 1 capital.

Nontrading Market Risk

Nontrading market risk arises primarily from outside the activities of our trading units, in our banking book and from certain off-balance sheet items. Significant market risk factors the Bank is exposed to and are overseen by risk management groups in that area are:

- Interest rate risk (including risk from embedded optionality and changes in behavioral patterns for certain product types), credit spread risk, foreign exchange risk, equity risk (including investments in public and private equity as well as real estate, infrastructure and fund assets).
- Market risks from off-balance sheet items such as pension schemes and guarantees as well as structural foreign exchange risk and equity compensation risk.

Interest Rate Risk in the Banking Book

Interest rate risk in the banking book is the current or prospective risk, to both the Bank's capital and earnings, arising from adverse movements in interest rates, which affect the Bank's banking book exposures. This includes gap risk, which arises from the term structure of banking book instruments, basis risk, which describes the impact of relative changes in interest rates for financial instruments that are priced using different interest rate curves, as well as option risk, which arises from option derivative positions or from optional elements embedded in the Bank's on- and off-balance sheet items.

The Bank measures the impact of interest rate risk in the banking book on the Bank's economic value as well as on the Bank's earnings. Our Group Treasury division is mandated to manage on a fiduciary basis the interest rate risk centrally, with Market Risk Management acting as an independent oversight function.

The Bank employs mitigation techniques to immunize the economic value interest rate risk arising from nontrading positions. The majority of our interest rate risk arising from nontrading asset and liability positions, with the exception of some entities and portfolios, has been transferred through internal transactions to Treasury Pool Management, subject to banking book value at risk limits. Treasury Pool Management hedges the transferred net banking book risk with Global Markets trading books. Global Markets interest rate risk is managed on the basis of trading book value-at-risk, as reflected in trading portfolio figures. The treatment of interest rate risk in our trading portfolios and the application of the value-at-risk model is discussed in the "Trading Market Risk" section of this document.

The most notable exceptions from the aforementioned paragraph are in Postbank and some PW&CC entities. These entities manage interest rate risk separately through their entity specific Asset and Liability Management departments. In addition, the Group holds selected economic value risk positions managed by Treasury, predominately to mitigate earnings volatility.

The measurement and reporting of economic value interest rate risk is performed daily, earnings risk is monitored on a monthly basis.

The following table shows the variation of the economic value for our banking book positions resulting from upward and downward interest rate shocks by currency. In total, the estimated change in the economic value resulting from the impact of the regulatory required parallel yield curve shifts of (200) and +200 basis points (floored by a rate of zero) would be € (0.4) billion and € (0.3) billion, respectively, at December 31, 2016.

Economic value interest rate risk in the banking book by currency

	Dec 31, 2016	
in € bn.	-200 bp[1]	+200 bp
EUR	(0.5)	(0.1)
GBP	0	(0.1)
USD	0.2	(0.2)
JPY	0	0
Other	0	0
Total	(0.4)	(0.3)

[1] Floored at zero

A sudden parallel increase in yield curves would positively impact our earnings (net interest income) from our banking book positions. We estimate that the total one-year net interest income change resulting from parallel yield curve shifts of (200) and +200 basis points (floored by a rate of zero) would be € (0.6) billion and € 2.1 billion, respectively, at December 31, 2016.

Our PW&CC and CIB businesses are subject to risk of changes in our clients' behavior with regard to their deposits as well as loan products. A main component of the economic value of our banking book positions is the maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates ("DRE") and the volatility of deposit balances. Additionally, we consider early prepayment behavior of our customers for loan products. The parameters are based on historical observations, statistical analyses and expert assessments. If the future evolution of balances, rates or client behavior differs from these assumptions, then this could have an impact on our interest rate risks in the banking book.

Credit Spread Risk in the Banking Book

Deutsche Bank is exposed to credit spread risk of bonds held in the banking book. This risk category is closely associated with interest rate risk in the banking book as basis risk describing the impact of relative changes in interest rates for financial instruments that are priced using product specific curves. Within nontrading market risk the basis between a product specific bond curve and a risk free interest rate curve is represented under the category credit spread risk in the banking book.

Foreign Exchange Risk

Foreign exchange risk arises from our nontrading asset and liability positions, denominated in currencies other than the functional currency of the respective entity. The majority of this foreign exchange risk is transferred through internal hedges to trading books within Global Markets and is therefore reflected and managed via the value-at-risk figures in the trading books. The remaining foreign exchange risks that have not been transferred are mitigated through match funding the investment in the same currency, therefore only residual risk remains in the portfolios. Small exceptions to above approach follow the general MRM monitoring and reporting process, as outlined for the trading portfolio.

The bulk of nontrading foreign exchange risk is related to unhedged structural foreign exchange exposure, mainly in our U.S., U.K. and China entities. Structural foreign exchange exposure arises from local capital (including retained earnings) held in the Bank's consolidated subsidiaries and branches and from investments accounted for at equity. Change in foreign exchange rates of the underlying functional currencies result in revaluation of capital and retained earnings and are recognized in other comprehensive income booked as Currency Translation Adjustments ("CTA").

The primary objective for managing our structural foreign exchange exposure is to stabilize consolidated capital ratios from the effects of fluctuations in exchange rates. Therefore the exposure remains unhedged for a number of core currencies with considerable amounts of risk-weighted assets denominated in that currency in order to avoid volatility in the capital ratio for the specific entity and the Group as a whole.

Investment Risk

Nontrading market risk from investment exposure is predominantly the equity risk arising from our non-consolidated investment holdings in the banking book categorized into strategic and alternative investment assets.

Strategic investments typically relate to acquisitions made to support our business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity (including leveraged buy-out fund commitments and equity bridge commitments), real estate (including mezzanine debt) and venture capital, undertaken for capital appreciation. In addition, principal investments are made in hedge funds and mutual funds in order to establish a track record for sale to external clients. Other non-strategic investment assets comprise assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate of a non-strategic nature.

Pension Risk

We are exposed to market risk from a number of defined benefit pension schemes for past and current employees. The ability of the pension schemes to meet the projected pension payments, is maintained through investments and ongoing plan contributions. Market risk materializes due to a potential decline in the market value of the assets or an increase in the liability of each of the pension plans. Market Risk Management monitors and reports all market risks both on the asset and liability side of our defined benefit pension plans including interest rate risk, inflation risk, credit spread risk, equity risk and longevity risk. For details on our defined benefit pension obligation see additional Note 36 "Employee Benefits".

Other Risks

In addition to the above risks, Market Risk Management has the mandate to monitor and manage market risks that arise from capital, funding and liquidity risk management activities of our Treasury department. Besides the structural foreign exchange capital hedging process, this includes market risks arising from our equity compensation plans.

Market risks in our asset management activities in Deutsche AM, primarily results from principal guaranteed funds or accounts, but also from co-investments in our funds.

Nontrading market risk measurement.

Non-trading market risk economic capital is being calculated either by applying the standard traded market risk EC methodology (SVaR based EC model) or through the use of non-traded market risk models that are specific to each risk class and which consider, among other factors, large historically observed market moves, the liquidity of each asset class, and changes in client's behavior in relation to products with behavioral optionalities.

Operational Risk Management

Operational Risk Framework

Operational Risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, and includes legal risk. Operational risk excludes business and reputational risk.

Group Operational Risk Management ("Group ORM") has the responsibility for the design, implementation and maintenance of the Operational Risk Management Framework ("ORMF") including the associated governance structures. Group ORM also has the responsibility for providing a cross-risk assessment and aggregation of risks to provide a holistic portfolio view of the non-financial risk profile of the Bank, which includes oversight of risk and control mitigation plans to return risk within risk appetite, where required.

We take decisions to manage operational risks, both strategically as well as in day-to-day business. Four principles form the foundation of the Operational Risk Management Framework ("ORMF") at Deutsche Bank:

Operational Risk Principle I: Risk owners have full accountability for their operational risks and have to manage against a defined risk specific appetite. Risk owners are defined to be: First Line of Defence ("LoD") (GM, CIB, Deutsche AM, PW&CC, NCOU and first LoD Infrastructure Functions), for all of their operational risks, and second LoD control functions (Infrastructure Functions), for the operational risks that arise in their own activities and processes.

Risk owners are accountable for managing all operational risks in their business/processes with an end-to-end process view, within a defined operational risk specific appetite and for identifying, establishing and maintaining risk owner (i.e. Level 1) controls. In addition they mitigate identified and assessed risk within the risk specific appetite through remediation actions, insurance or by ceasing/reducing business activities.

Divisional Control Officers, or the equivalent in infrastructure functions, support the risk owners. They are responsible for embedding the ORMF within the relevant business division or infrastructure function. They assess the effectiveness of the Level 1 Controls, monitor the aggregated risk profile and put the appropriate control and mitigating actions in place within the relevant division. The Divisional Control Officers also establish appropriate governance forums to oversee the operational risk profile and are involved in decision making processes.

Operational Risk Principle II: Risk Type Controllers are independent second LoD control functions that control specific risk types as identified in the Operational Risk Type Taxonomy.

Risk Type Controllers are responsible for establishing an effective risk management framework for the risk type they control. They define risk type taxonomy and minimum control standards and set the risk specific appetite. Risk Type Controllers challenge, assess and report the risks in their remit and perform Level 2 Controls, complementary to the Level 1 Controls. Finally they establish independent operational risk governance, and prepare aggregated reporting into the Group Non-Financial Risk Committee.

Operational Risk Principle III: Group ORM establishes and maintains the Group Operational Risk Management Framework. Group ORM develops and maintains the Group's framework, defining the roles and responsibilities for the management of operational risk across the Bank and the process to identify, assess, mitigate, monitor, report and escalate operational risks. Group ORM also maintains the operational risk type taxonomy and oversees the completeness of coverage of risk types identified in the taxonomy by second LoD control functions, in line with the Group wide risk taxonomy standards. It also provides the tools for, and monitors execution and results of, the Group's Risk and Control Assessment process.

Group ORM also provides independent challenge of the Group's operational risk profile providing independent risk views to facilitate forward looking management of the risks. The function independently reviews, monitors and assesses material risks and key controls at a divisional and infrastructure level across the Bank. It further monitors and reports on the Group's operational risk profile in comparison to the Group Risk Appetite, to systematically identify operational risk themes and concentrations, and to oversee that risk mitigating measures and priorities have been agreed. Group ORM establishes reporting and escalating procedures up to the Management Board for risk assessment results and identified material control gaps, while informing Group Audit of material control gaps.

Operational Risk Principle IV: Group Operational Risk Management aims to maintain sufficient capital to underpin operational risk. Group ORM is accountable for the design, implementation and maintenance of an appropriate approach to determine a sufficient level of capital demand for operational risk for recommendation to the Management Board. To fulfill this requirement Group ORM is accountable for the calculation and allocation of operational risk capital demand and Expected Loss planning under the Advanced Measurement Approach ("AMA"). Group ORM is also accountable for the facilitation of the annual operational risk capital planning and monthly review process.

Organizational & Governance Structure

Group Operational Risk Management is part of the Group Risk function which is headed by the Chief Risk Officer. The Chief Risk Officer appoints the Head of Group Operational Risk Management.

Within Group ORM the Head of Group Operational Risk Management is accountable for the design, implementation and maintenance of an effective and efficient Group ORMF, including the operational risk capital model.

The Non-Financial Risk Committee, which is co-chaired by the Chief Risk Officer and the Chief Regulatory Officer, is responsible for the oversight, governance and coordination of the management of operational risk in the Group on behalf of the Management Board by establishing a cross-risk and holistic perspective of the key operational risks of the Group. Its decision-making and policy related authorities include the review, advice and management of all operational risk issues which may impact the risk profile of our business divisions and infrastructure functions.

The Head of Group Operational Risk Management is fully accountable for the setup and maintenance of the ORMF, including the adherence to all applicable legal and regulatory requirements. He is the owner of the Group's operational risk capital model and oversees its ongoing development as well as the capital calculation process. As the Model Owner, he manages relevant model risks and sets up appropriate controls. He approves quantitative and qualitative changes impacting the Group's regulatory or economic capital, within the limits defined by the Chief Risk Officer.

While the day-to-day management of operational risk is the primary responsibility of our business divisions and infrastructure functions, Group ORM oversees the Group-wide management of operational risks, identifies and reports risk concentrations and promotes a consistent application of the ORMF across the Bank.

In 2016, we further embedded and refined our "Three Lines of Defence" model across the Bank. Our core areas of focus were on business leaders continuing to assume primary accountability for the risks and controls in their units and the second LoD Risk Type Controllers developing their risk management capabilities via the implementation of minimum standards.

Managing Our Operational Risk

We manage operational risk using the ORMF which enables us to determine our operational risk profile in comparison to our risk appetite, to systematically identify operational risk themes and concentrations, and to define risk mitigating measures and priorities.

In order to cover the broad range of risk types underlying operational risk, our framework contains a number of operational risk management techniques. These aim to efficiently manage the operational risk in our business and are used to identify, assess and mitigate operational risks:

- Loss Data Collection: The continuous collection of operational risk loss events, as a prerequisite for operational risk management, includes analyses and provision of timely information to senior management. All losses above € 10,000 are collected in our incident reporting system (dbIRS).
- The Lessons Learned process is triggered for events, including near misses, starting from € 500 thousand. This process includes, but is not limited to:
  - systematic risk analyses, including a description of the business environment in which the loss occurred, previous events, near misses and event-specific Key Risk Indicators,
  - root cause analysis,
  - review of control improvements and other actions to prevent or mitigate the recurrence, and
  - assessment of the residual risk exposure.

  The execution of corrective actions identified in this process are systematically tracked and reported monthly to senior management.
- Scenario Analyses: We complete our risk profile using a set of scenarios including relevant external cases provided by a public database and additional internal scenarios. We thereby systematically utilize information on external loss events occurring in the banking industry to prevent similar incidents from happening to us, for example through particular deep dive analyses or risk profile reviews.
- Emerging Risk Identification: We assess and approve the impact of changes on our risk profile as a result of new products, outsourcing activities, strategic initiatives, acquisitions and divestments as well as material systems and process changes. Once operational risks are identified and assessed, they are compared to the relevant specific risk appetite statement and either mitigated or accepted. Risks that violate applicable national or international regulations and legislation cannot be accepted; once identified, such risks must always be mitigated.
- Read-across Analysis: We continuously seek to enhance the process to assess whether identified issues require a broader approach across multiple entities and locations within the Bank. A review of material findings is performed in order to assess their relevance to areas of the Bank other than where they originated. We are developing business intelligence software to identify risk clusters across the Bank accessing various sources of information. We aim to increase our predictive analysis and clustering capabilities and to identify risk concentrations in a timely manner through the use of this tool.
- Risk Mitigation: When we implement risk mitigating measures, we systematically monitor their resolution. Residual operational risks rated "significant" or above, which the risk owner decides not to remediate, need to be formally risk accepted by the risk owner of the risk bearing division. The decision is reviewed by relevant second LoD functions and Group ORM. The Non-Financial Risk Committee has the right to veto the decision.
- We perform Top Risk Analyses in which the results of the aforementioned activities are considered. The Top Risk Analyses are a primary input for the annual operational risk management strategy and planning process and aim to identify our most critical risks in terms of probability and severity.
- Key Risk Indicators are used to monitor the operational risk profile and alert the organization to impending problems in a timely fashion. Key Risk Indicators enable the monitoring of the Bank's control culture and business environment and trigger risk mitigating actions. They facilitate the forward looking management of operational risks, based on early warning signals.
- In our bottom-up Self-Assessment process areas with high risk potential are highlighted, and risk mitigating measures to resolve issues are identified. On a regular basis we conduct risk workshops aiming to evaluate risks specific to local legal entities and the countries we operate in, and take appropriate risk mitigating actions. We are in the course of replacing this existing Self-Assessment process by an enhanced Risk and Control Assessment process, supported by a group wide IT tool. During 2016, business divisions and infrastructure control functions have completed Risk and Control Assessments to achieve over 90 % risk coverage. We will complete the remaining assessments to achieve 100 % coverage with a target date of end of first quarter 2017.

Additional functions, methodologies and tools implemented by the responsible second LoD Risk Type Controllers are utilized to complement the ORMF and address specific risk types. These include:

- Compliance Risk is the current or prospective risk to earnings and capital arising from violations or non-compliance with laws, rules, regulations, agreements, prescribed practices or ethical standards and can lead to fines, damages and/ or the voiding of contracts and can diminish an institution's reputation. Compliance Risk is managed by the Bank's Compliance department (supported by the Bank's business divisions and infrastructure functions) through identification of the adherence to material rules and regulations where non-compliance could lead to endangerment of the Bank's assets as well as acting to implement effective procedures for compliance and the setup of the corresponding controls. The Compliance department further provides advisory services on the above and performs monitoring activities in relation to the coverage of new or changed material rules and regulations and assesses the corresponding control environment; regularly reporting the results to the Management Board and Supervisory Board.
- Financial Crime risks are managed by our Anti-Financial Crime ("AFC") function via maintenance and development of a dedicated program. The AFC program is based on regulatory and supervisory requirements. AFC has defined roles and responsibilities and established dedicated functions for the identification and management of financial crime risks resulting from money laundering, terrorism financing, non-compliance with sanctions & embargoes as well as other criminal activities including fraud, corruption and other crimes. AFC assures further update of its strategy on financial crime prevention via regular development of internal policies and procedures, institution-specific risk analysis and staff training.
- The Legal Department, with the assistance of its Legal Risk Management ("LRM") function, is committed to the management of the Bank's legal risk. On behalf of Legal, LRM undertakes a broad variety of tasks aimed at proactively managing legal risk, including: oversight of Legal's participation in the Risk and Control Assessment in respect of those risks for which Legal is Risk Type Controller; agreeing and participating in resulting portfolio reviews and mitigation plans; overseeing the Legal Lessons Learned process; and conducting quality assurance reviews on Legal´s processes, thereby assessing the robustness of the legal control framework and identifying control enhancements.
- Information and Resilience Risk Management ("IRRM") is Risk Type Controller for a number of risks in our Operational Risk Type Taxonomy. These include controls over infrastructure risks to prevent technology or process disruption, maintain information security and ensure businesses have robust plans in place to recover critical business processes and functions in the event of disruption from technical or building outage, or the effects of cyber-attack or natural disaster. IRRM also manages the risks arising from the Bank's outsourced activities via the provision of a comprehensive vendor risk management framework.
- Model Risk has been classified as a material risk for the Bank and is managed by a dedicated second LoD model risk function. For further details, please refer to the standalone section on Model Risk Management in this report.

Measuring Our Operational Risks

We calculate and measure the regulatory and economic capital requirements for operational risk using the Advanced Measurement Approach ("AMA") methodology. Our AMA capital calculation is based upon the Loss Distribution Approach. Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association consortium data) and external scenarios from a public database (IBM OpData) complemented by internal scenario data are used to estimate the risk profile (i.e., a loss frequency and a loss severity distribution). Our Loss Distribution Approach model includes conservatism by recognizing losses on events that arise over multiple years as single events in our historical loss profile.

Within the Loss Distribution Approach model, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at Group level, covering expected and unexpected losses. Capital is then allocated to each of the business divisions after considering qualitative adjustments and expected loss.

The regulatory capital requirement for operational risk is derived from the 99.9 % percentile. The economic capital is set at a level to absorb at a 99.98 % percentile very severe aggregate unexpected losses within one year. Both regulatory and economic capital requirements are calculated for a time horizon of one year.

The Regulatory and Economic Capital demand calculations are performed on a quarterly basis. Group ORM aims to ensure that for the approach for capital demand quantification appropriate development, validation and change governance processes are in place, whereby the validation is performed by an independent validation function and in line with the Group's model risk management process.

Drivers for Operational Risk Capital Development

In 2016, our operational risk losses have been predominantly driven by losses and provisions arising from civil litigation and regulatory enforcement. Such losses account for more than 90 % of operational risk losses and account for the majority of operational risk regulatory and economic capital demand. For a description of our current legal and regulatory proceedings, please see section "Current Individual Proceedings" in Note 30 "Provisions". Our non-legal operational risk losses were lower compared to 2015.

Our operational risk management fosters a forward-looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of civil litigations and regulatory enforcement matters, trend analysis based upon available losses and key risk indicator data.

This is particularly reflected in the management and measurement of our open civil litigation and regulatory enforcement matters where the bank relies both on information from internal as well as external data sources to consider developments in legal matters that affect the Bank specifically but also the banking industry as a whole. Reflecting the multi-year nature of legal proceedings the measurement of these risks furthermore takes into account changing levels of certainty by capturing the risks at various stages throughout the lifecycle of a legal matter.

Conceptually the Bank measures operational risk including legal risk by determining the maximum loss that will not be exceeded with a given probability. This maximum loss amount includes a component that due to the IFRS criteria is reflected in our financial statements and a component that is expressed as regulatory or economic capital demand that is above the amount reflected as provisions within our financial statements.

- The legal losses which the Bank expects with a likelihood of more than 50 % are already reflected in our IFRS group financial statements. These losses include net changes in provisions for existing and new cases in a specific period where the loss is deemed probable and is reliably measurable in accordance with IAS 37. The development of our legal provisions for civil litigations and regulatory enforcement is outlined in detail in Note 30 "Provisions" to our consolidated financial statements.
- Uncertain legal losses which are not reflected in our financial statements as provisions because they do not meet the recognition criteria under IAS 37 are expressed as "regulatory or economic capital demand" reflecting our risk exposure that consumes regulatory and economic capital.

To quantify the litigation losses in the AMA model the Bank takes into account historic losses, provisions, contingent liabilities and legal forecasts. Legal forecasts are generally comprised of ranges of potential losses from legal matters that are not deemed probable but are reasonably possible. Reasonably possible losses may result from ongoing and new legal matters which are reviewed at least quarterly by the attorneys handling the legal matters.

We include the legal forecasts in the "Relevant Loss Data" used in our AMA model. Hereby the projection range of the legal forecasts is not restricted to the one year capital time horizon but goes beyond and conservatively assumes early settlement of the underlying losses in the reporting period - thus considering the multi-year nature of legal matters. This reflection of legal forecasts within the AMA model has been in place since 2014 as part of a proactive implementation of a model change request that was approved by our European supervisory authority, the ECB, in August 2016.

Liquidity Risk Management

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs. The objective of the Group's liquidity risk management framework is to ensure that the Group can fulfill its payment obligations at all times and can manage liquidity and funding risks within its risk appetite. The framework considers relevant and significant drivers of liquidity risk, whether on-balance sheet or off-balance sheet.

Liquidity Risk Management Framework

In accordance with the ECB's Supervisory Review and Evaluation Process (SREP), Deutsche Bank has implemented an annual Internal Liquidity Adequacy Assessment Process ("ILAAP"), which is reviewed and approved by the Management Board. The ILAAP provides comprehensive documentation of the Bank's Liquidity Risk Management framework, including: identifying the key liquidity and funding risks to which the Group is exposed; describing how these risks are identified, monitored and measured and describing the techniques and resources used to manage and mitigate these risks.

The Management Board defines the liquidity and funding risk strategy for the bank, as well as the risk appetite, based on recommendations made by the Group Risk Committee ("GRC"). At least annually the Management Board reviews and approves the limits which are applied to the Group to measure and control liquidity risk as well as our long-term funding and issuance plan.

Treasury is mandated to manage the overall liquidity and funding position of the bank, with Liquidity Risk Control acting as an independent control function, responsible for reviewing the liquidity risk framework, proposing the risk appetite to GRC and the validation of Liquidity Risk models which are developed by Treasury, to measure and manage the Group's liquidity risk profile.

Treasury manages liquidity and funding, in accordance with the Management Board-approved risk appetite across a range of relevant metrics, and implements a number of tools to monitor these and ensure compliance. In addition, Treasury works closely in conjunction with Liquidity Risk Control ("LRC"), and the business, to analyze and understand the underlying liquidity characteristics of the business portfolios. These parties are engaged in regular and frequent dialogue to understand changes in the Bank's position arising from business activities and market circumstances. Dedicated business targets are allocated to ensure the Group meets its overall liquidity and funding appetite.

The Management Board is informed of performance against the risk appetite metrics, via a weekly Liquidity Scorecard. As part of the annual strategic planning process, we project the development of the key liquidity and funding metrics based on the underlying business plans to ensure that the plan is in compliance with our risk appetite.

Capital Markets Issuance

Deutsche Bank has a wide range of funding sources, including retail and institutional deposits, unsecured and secured wholesale funding and debt issuance in the capital markets. Debt issuance, encompassing senior unsecured bonds, covered bonds as well as capital securities, is a key source of term funding for the Bank and is managed directly by Treasury. At least once a year Treasury submits an annual long-term Funding Plan to the GRC for recommendation and then to the Management Board for approval. This plan is driven by global and local funding and liquidity requirements based on expected business development. Our capital markets portfolio is dynamically managed through our yearly issuance plans to avoid excessive maturity concentrations.

Short-term Liquidity and Wholesale Funding

Deutsche Bank tracks all contractual cash flows from wholesale funding sources, on a daily basis, over a 12-month horizon. For this purpose, we consider wholesale funding to include unsecured liabilities raised primarily by Treasury Pool Management, as well as secured liabilities raised by our Markets Division. Our wholesale funding counterparties typically include corporates, banks and other financial institutions, governments and sovereigns.

The Group has implemented a set of Management Board approved limits to restrict DB's exposure to wholesale counterparties, which have historically shown to be the most susceptible to market stress. These wholesale funding limits are calibrated against monthly stress-testing results, to ensure the Group remains liquid under our most severe stress scenario, even if limits are fully utilized.

The wholesale funding limits are monitored daily, and apply to the total combined currency amount of all wholesale funding currently outstanding, both secured and unsecured with specific tenor limits covering the first 8 weeks. Our Liquidity Reserves are the primary mitigant against potential stress in short-term wholesale funding market.

The tables starting on page 195 show the contractual maturity of our short-term wholesale funding and capital markets issuance.

Liquidity Stress Testing and Scenario Analysis

Global liquidity stress testing and scenario analysis is one of the key tools for measuring liquidity risk and evaluating the Group's short-term liquidity position within the liquidity framework. It complements the intraday operational liquidity management process and the long-term liquidity strategy, represented by the Funding Matrix.

Our global liquidity stress testing process is managed by Treasury in accordance with the Management Board approved risk appetite. Treasury is responsible for the design of the overall methodology, including the definition of the stress scenarios, the choice of liquidity risk drivers and the determination of appropriate assumptions (parameters) to translate input data into model results. Liquidity Risk Control is responsible for the independent validation of liquidity risk models. Treasury Reporting & Analysis (LTRA) is responsible for implementing these methodologies in conjunction with Treasury and IT as well as for the stress test calculation.

We use stress testing and scenario analysis to evaluate the impact of sudden and severe stress events on our liquidity position. The scenarios we apply are based on historic events, such as the 2008 financial markets crisis.

Deutsche Bank has selected five scenarios to calculate the Group's stressed Net Liquidity Position ("sNLP"). These scenarios capture the historical experience of Deutsche Bank during periods of idiosyncratic and/or market-wide stress and are assumed to be both plausible and sufficiently severe as to materially impact the Group's liquidity position. A global market crisis, for example, is covered by a specific stress scenario (systemic market risk) that models the potential consequences observed during the financial crisis of 2008. Additionally, we have introduced regional market stress scenarios. Under each of the scenarios we assume a high degree of maturing loans to non-wholesale customers is rolled-over, to support our business franchise. Wholesale funding, from the most risk sensitive counterparties (including banks and money-market mutual funds) is assumed to roll-off at contractual maturity or even be bought back, in the acute phase of the stress.

In addition, we include the potential funding requirements from contingent liquidity risks which might arise, including credit facilities, increased collateral requirements under derivative agreements, and outflows from deposits with a contractual rating linked trigger.

We then model the actions we would take to counterbalance the outflows incurred. Countermeasures include utilizing the Liquidity Reserve and generating liquidity from unencumbered, marketable assets.

Stress testing is conducted at a global level and for defined individual legal entities. In addition to the global stress test, stress tests for material currencies (EUR, USD and GBP) are performed. We review our stress-testing assumptions on a regular basis and have made further enhancements to the methodology and severity of certain parameters through the course of 2016.

We run the liquidity stress test over an eight-week horizon, which we consider the most critical time span in a liquidity crisis, and apply the relevant stress assumptions to risk drivers from on-balance sheet and off-balance sheet products on a daily basis. Beyond the eight week time horizon, we analyze the impact of a more prolonged stress period, extending to twelve months. This stress testing analysis is performed daily and on a monthly basis considering additional balance sheet information.

Our internal risk appetite through 2016 was to maintain a surplus of at least € 5 billion throughout the 8 week stress horizon under all scenarios for our monthly aggregate currency stress test. The target minimum risk appetite surplus has been increased to €10 billion from January 2017.

The table on page 191 shows the results of our internal liquidity stress test under the various different scenarios.

Liquidity Coverage Ratio

In addition to our internal stress test result, the Group has a Management Board approved risk appetite for the Liquidity Coverage Ratio ("LCR"). Finalized by the Basel Committee in January 2013, the LCR is intended to promote the short-term resilience of a bank's liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets ("HQLA") that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR was required in the EU from October 1, 2015. The Liquidity Coverage Ratio is subject to a transitional phase-in period, of 70 % from January 1, 2016, rising to 80 % in 2017 and 100 % in 2018.

The LCR complements the internal stress testing framework. By maintaining a ratio in excess of minimum regulatory requirements, the LCR seeks to ensure that the Group holds adequate liquidity resources to mitigate a short-term liquidity stress.

Our internal risk appetite is to maintain a LCR ratio of at least 105 %.

Key differences between the liquidity stress test and LCR include the time horizon (eight weeks versus 30 days), classification and haircut differences between Liquidity Reserves and the LCR HQLA, outflow rates for various categories of funding, and inflow assumption for various assets (for example, loan repayments).Our liquidity stress test also includes outflows related to intraday liquidity assumptions, which the LCR excludes.

Funding Risk Management

Structural Funding

Deutsche Bank's primary tool for monitoring and managing funding risk is the Funding Matrix. The Funding Matrix assesses the Group's structural funding profile for the greater than one year time horizon. To produce the Funding Matrix, all funding-relevant assets and liabilities are mapped into time buckets corresponding to their contractual or modeled maturities. This allows the Group to identify expected excesses and shortfalls in term liabilities over assets in each time bucket, facilitating the management of potential liquidity exposures.

The liquidity maturity profile is based on contractual cash flow information. If the contractual maturity profile of a product does not adequately reflect the liquidity maturity profile, it is replaced by modeling assumptions. Short-term balance sheet items (<1yr) or matched funded structures (asset and liabilities directly matched with no liquidity risk) can be excluded from the term analysis.

The bottom-up assessment by individual business line is combined with a top-down reconciliation against the Group's IFRS balance sheet. From the cumulative term profile of assets and liabilities beyond 1 year, any long-funded surpluses or short-funded gaps in the Group's maturity structure can be identified. The cumulative profile is thereby built up starting from the above 10 year bucket down to the above 1 year bucket.

The strategic liquidity planning process, which incorporates the development of funding supply and demand across business units, together with the bank's targeted key liquidity and funding metrics, provides the key input parameter for our annual capital markets issuance plan. Upon approval by the Management Board the capital markets issuance plan establishes issuing targets for securities by tenor, volume and instrument. We also maintain a stand-alone U.S. dollar and GBP funding matrix which limits the maximum short position in any time bucket (more than 1 year to more than 10 years) to € 10 billion and € 5 billion respectively. This supplements the risk appetite for our aggregate currency funding matrix which requires us to maintain a positive funding position in any time bucket (more than 1 year to more than 10 years).

Net Stable Funding Ratio

The Net Stable Funding Ratio ("NSFR") was proposed as part of Basel 3, as the regulatory metric for assessing a bank's structural funding profile. The NSFR is intended to reduce medium to long-term funding risks by requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held).

Although the NSFR is scheduled to become a minimum standard internationally, by January 1, 2018, the ratio is subject to national implementation. In the EU, on November 23, 2016, the Commission published a legislative proposal to amend the CRR. The proposal defines, inter alia, a mandatory quantitative NSFR requirement and which would apply two years after the proposal's entry into force. The proposal remains subject to change in the EU legislative process. Therefore, for banks domiciled in the EU, the final definition of the ratio and associated implementation timeframe has not yet been confirmed.

We are currently in the process of assessing the impacts of the NSFR, and would expect to formally embed this metric within our overall liquidity risk management framework, once the relevant rules and timing within the EU have been finally determined.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our most stable funding sources come from capital markets and equity, retail, and transaction banking clients. Other customer deposits and secured funding and shorts are additional sources of funding. Unsecured wholesale funding represents unsecured wholesale liabilities sourced primarily by our Treasury Pool division. Given the relatively short-term nature of these liabilities, they are primarily used to fund cash and liquid trading assets.

To promote the additional diversification of our refinancing activities, we hold a Pfandbrief license allowing us to issue mortgage Pfandbriefe. In addition, we have established a program for the purpose of issuing Covered Bonds under Spanish law (Cedulas).

Unsecured wholesale funding comprises a range of unsecured products, such as Certificates of Deposit (CDs), Commercial Paper (CP) as well as term, call and overnight deposits across tenors primarily up to one year.

To avoid any unwanted reliance on these short-term funding sources, and to promote a sound funding profile, which complies with the defined risk appetite, we have implemented limits (across tenors) on these funding sources, which are derived from our monthly stress testing analysis. In addition, we limit the total volume of unsecured wholesale funding to manage the reliance on this funding source as part of the overall funding diversification.

The chart on page 188 shows the composition of our external funding sources that contribute to the liquidity risk position, both in EUR billion and as a percentage of our total external funding sources.

Funds Transfer Pricing

The funds transfer pricing framework applies to all businesses and regions and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

Deutsche Bank's funds transfer pricing framework reflects regulatory principles and guidelines. Within this framework all funding and liquidity risk costs and benefits are allocated to the firm's business units based on market rates. Those market rates reflect the economic costs of liquidity for Deutsche Bank. Treasury might set further financial incentives in line with the Bank's liquidity risk guidelines. While the framework promotes a diligent group-wide allocation of the Bank's funding costs to the liquidity users, it also provides an incentive based compensation framework for businesses generating stable long-term and stress compliant funding. Funding relevant transactions are subject to liquidity (term) premiums and/or other funds transfer pricing mechanisms depending on market conditions. Liquidity premiums are set by Treasury and reflected in a segregated Treasury liquidity account which is the aggregator of liquidity costs and benefits. The management and allocation of the liquidity account cost base is the key variable for funds transfer pricing within Deutsche Bank.

Liquidity Reserves

Liquidity reserves comprise available cash and cash equivalents, highly liquid securities (includes government, agency and government guaranteed) as well as other unencumbered central bank eligible assets.

The volume of our liquidity reserves is a function of our expected daily stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate as a function of the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable within the Group, or can be applied against local entity stress outflows. We hold the vast majority of our liquidity reserves centrally, at our parent and our foreign branches with further reserves held at key locations in which we are active. While we hold our reserves across major currencies, their size and composition are subject to regular senior management review.

Asset Encumbrance

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. We generally encumber loans to support long-term capital markets secured issuance such as Pfandbriefe or other self-securitization structures, while financing debt and equity inventory on a secured basis is a regular activity for our Global Markets business. Additionally, in line with the EBA technical standards on regulatory asset encumbrance reporting, we consider assets placed with settlement systems, including default funds and initial margins as encumbered, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks. We also include derivative margin receivable assets as encumbered under these EBA guidelines.

Business (Strategic) Risk Management

Strategic risk is the risk of suffering operating income shortfall due to a decrease in revenues which cannot be compensated by cost reduction. It is a material risk type that may arise from our failure to execute our strategy, our failure to position the Bank strategically, or our ineffective response to material negative plan deviations caused by external or internal factors.

The management of strategic risk involves minimizing potential operating income shortfall that can have an adverse impact on Group capital. This is accomplished using risk controls at the Group level and at our different business units.

Reputational Risk Management

Within our risk management process, we define reputational risk as the risk of possible damage to our brand and reputation, and the associated risk to earnings, capital or liquidity, arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with DB's values and beliefs.

Our reputational risk is governed by the Reputational Risk Framework (the Framework). The Framework was established to provide consistent standards for the identification, assessment and management of reputational risk issues. While every employee has a responsibility to protect our reputation, the primary responsibility for the identification, assessment, management, monitoring and, if necessary, referring or reporting, of reputational risk matters lies with our Business Divisions. Each employee is under an obligation, within the scope of his or her activities, to be alert to any potential causes of reputational risk and to address them according to the Framework.

If a potential reputational risk is identified, it is required to be referred for further consideration within the Business Division through their Unit Reputational Risk Assessment Process. In the event that a matter is deemed to carry a material reputational risk and/or meets one of the mandatory referral criteria, it must be referred through to one of the four Regional Reputational Risk Committees (RRRCs) for further review as the 2nd line of defence. The RRRCs are subcommittees of the Group Reputational Risk Committee (GRRC), which is itself a sub-committee of the Group Risk Committee (GRC), and are responsible for the oversight, governance and coordination of the management of reputational risk in their respective regions of Deutsche Bank on behalf of the Management Board. In exceptional circumstances, matters can also be referred by the RRRCs to the GRRC.

The modeling and quantitative measurement of reputational risk internal capital is implicitly covered in our economic capital framework primarily within operational and strategic risk.

Model Risk Management

Model risk is the potential for adverse consequences from incorrect or misused model outputs and reports using these outputs. Model risk can lead to financial loss, poor business or strategic decision making, or damage our reputation. In this context, the term 'model' refers to a quantitative method, system, or approach that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates.

Model risk is managed across Pricing models, Risk & Capital models, and other models:

- Pricing models are used to generate asset and liability fair value measurements reported in official books and records and/or risk sensitivities which feed Market Risk Management (MRM) processes;
- Risk & Capital models are related to risks used for regulatory or internal capital requirements, e.g. VaR, IMM, Stress tests etc;
- Other models are those outside of the Bank's Pricing and Risk & Capital models.

Model risk appetite is aligned to the Group's qualitative statements, ensuring that model risk management is embedded in a strong risk culture and that risks are minimized to the extent possible.

The management of Model risk includes:

- Performing robust independent model validation that provides effective challenge to the model development process and includes identification of conditions for use, methodological limitations that may require adjustments or overlays, and validation findings that require remediation;
- Establishing a strong model risk management and governance framework, including senior forums for monitoring and escalation of model risk related topics;
- Creating Bank-wide model risk related policies, aligned to regulatory requirements with clear roles and responsibilities for key stakeholders across the model life cycle; and
- Assessing the model control environment and reporting to the Management Board on a periodic basis.

Insurance Specific Risk Management

Following the sale of Abbey Life, our exposure to insurance risk relates primarily to our defined benefit pension obligations which are described in greater detail in the additional Note 36 "Employee Benefits". In our risk management framework, we consider insurance-related risks from pension obligations as non-trading market risk. In addition, there is also some insurance-related risk within the Pensions and Insurance Risk Markets business which we consider as trading market risk. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances. Within the Pensions and Insurance Risk Markets business, most insurance-related risks are hedged so that the bank is exposed to residual risks only. Risks arise primarily from:

- Longevity risk: the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products;
- Mortality and morbidity risks: the risks of a higher or lower than expected number of death or disability claims on insurance products and of an occurrence of one or more large claims; and
- Persistency risk: the risk of a higher or lower than expected percentage of lapsed policies.

Risk Concentration and Risk Diversification

Risk Concentrations

Risk concentrations refer to clusters of the same or similar risk drivers within specific risk types (intra-risk concentrations in credit, market, operational, liquidity and other risks) as well as across different risk types (inter-risk concentrations). They could occur within and across counterparties, businesses, regions/countries, industries and products. The management of concentrations is integrated as part of the management of individual risk types and monitored on an ongoing basis. The key objective is to avoid any undue concentrations in the portfolio, which is achieved through a quantitative and qualitative approach, as follows:

- Intra-risk concentrations are assessed, monitored and mitigated by the individual risk disciplines (credit, market, operational, liquidity risk management and others). This is supported by limit setting on different levels and/or management according to risk type.
- Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank.

The most senior governance body for the oversight of risk concentrations throughout 2016 was the Enterprise Risk Committee (ERC), which is a subcommittee of the Group Risk Committee (GRC).

Risk Type Diversification Benefit

The risk type diversification benefit quantifies diversification effects between credit, market, operational and strategic risk in the economic capital calculation. To the extent correlations between these risk types fall below 1.0, a risk type diversification benefit results. The calculation of the risk type diversification benefit is intended to ensure that the standalone economic capital figures for the individual risk types are aggregated in an economically meaningful way.

Risk and Capital Performance

Capital and Leverage Ratio

Regulatory Capital

The calculation of our regulatory capital incorporates the capital requirements following the "Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms" (Capital Requirements Regulation or "CRR") and the "Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms" (Capital Requirements Directive 4 or "CRD 4") as implemented into German law. The information in this section as well as in the section "Development of risk-weighted Assets" is based on the regulatory principles of consolidation.

When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term "CRR/CRD 4 fully loaded". In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate, e.g., to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100 %. In this regard, we assume in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by end of 2017.

This section refers to the capital adequacy of the group of institutions consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act ("Kreditwesengesetz" or "KWG"). Therein not included are insurance companies or companies outside the finance sector. Our insurance companies are included in an additional capital adequacy (also "solvency margin") calculation under the German Solvency Regulation for Financial Conglomerates. Our solvency margin as a financial conglomerate remains dominated by our banking activities.

The total regulatory capital pursuant to the effective regulations as of year-end 2016 comprises Tier 1 and Tier 2 (T2) capital. Tier 1 capital is subdivided into Common Equity Tier 1 (CET 1) capital and Additional Tier 1 (AT1) capital.

Common Equity Tier 1 (CET 1) capital consists primarily of common share capital (reduced by own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to regulatory adjustments (i.e. prudential filters and deductions). Prudential filters for CET 1, according to Articles 32 to 35 CRR, include (i) securitization gain on sale, (ii) cash flow hedges and changes in the value of own liabilities, and (iii) additional value adjustments. CET 1 capital deductions comprise (i) intangible assets, (ii) deferred tax assets that rely on future profitability, (iii) negative amounts resulting from the calculation of expected loss amounts, (iv) net defined benefit pension fund assets, (v) reciprocal cross holdings in the capital of financial sector entities and, (vi) significant and non-significant investments in the capital (CET 1, AT1, T2) of financial sector entities above certain thresholds. All items not deducted (i.e., amounts below the threshold) are subject to risk-weighting.

Additional Tier 1 (AT1) capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1, and during the transitional period grandfathered instruments eligible under earlier frameworks. To qualify as AT1 under CRR/CRD 4, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements (perpetual with no incentive to redeem; institution must have full dividend/coupon discretion at all times, etc.).

Tier 2 (T2) capital comprises eligible capital instruments, the related share premium accounts and subordinated long-term debt, certain loan loss provisions and noncontrolling interests that qualify for inclusion in consolidated T2. To qualify as T2, capital instruments or subordinated debt must have an original maturity of at least five years. Moreover, eligible capital instruments may inter alia not contain an incentive to redeem, a right of investors to accelerate repayment, or a credit sensitive dividend feature.

Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during transitional period and are phased out from 2013 to 2022 with their recognition capped at 60 % in 2016 and the cap decreasing by 10 % every year.

Capital Instruments

The 2015 Annual General Meeting granted our Management Board the authority to buy back up to 137.9 million shares before the end of April 2020. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2014 Annual General Meeting. We have received approval for compensation related share buybacks from the BaFin for 2015 and from the ECB for 2016 according to new CRR/CRD 4 rules. During the period from the 2015 Annual General Meeting until the 2016 Annual General Meeting (May 19, 2016), we purchased 37.9 million shares, of which 4.7 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period or were to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 12.1 million as of the 2016 Annual General Meeting.

The 2016 Annual General Meeting granted our Management Board the approval to buy back up to 137.9 million shares before the end of April 2021. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. During the period from the 2016 Annual General Meeting until December 31, 2016, 0.9 million shares have been repurchased. The shares purchased were used for equity compensation purposes in the same period so that no shares from buybacks were held in Treasury as of December 31, 2016.

Since the 2015 Annual General Meeting, and as of December 31, 2016, authorized capital available to the Management Board was € 1,760 million (688 million shares). As of December 31, 2016, the conditional capital stood at € 486 million (190 million shares).

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are not fully recognized under fully loaded CRR/CRD 4 rules, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For December 31, 2016, this resulted in eligible Additional Tier 1 instruments of € 11.1 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 6.5 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). One Hybrid Tier 1 capital instrument with a notional of $ 0.2 billion and an eligible equivalent amount of € 0.1 billion had been called in 2016. € 6.0 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. Additional Tier 1 instruments recognized after regulatory adjustments under fully loaded CRR/CRD 4 rules amounted to € 4.6 billion as of December 31, 2016.

On May 19, 2016, we issued fixed rate subordinated Tier 2 notes with an aggregate amount of € 750 million. The notes have a denomination of € 100,000 and are due April 19, 2026. They were issued in transactions outside of the United States, not subject to the registration requirements of the US Securities Act of 1933, as amended, and were not offered or sold in the United States.

Furthermore, we issued fixed rate subordinated Tier 2 notes with an aggregate amount of € 31 million on June 15, 2016. The notes have a denomination of € 100,000 and are due June 15, 2026. They were issued in transactions outside of the United States, not subject to the registration requirements of the US Securities Act of 1933, as amended, and were not offered or sold in the United States.

The total of our Tier 2 capital instruments as of December 31, 2016 recognized after regulatory adjustments during the transition period under CRR/CRD 4 was € 6.7 billion. As of December 31, 2016, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 8.0 billion. No Tier 2 capital instrument had been called in 2016. Tier 2 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 12.7 billion as of December 31, 2016 (including the € 6.0 billion legacy Hybrid Tier 1 capital instruments only recognizable as Additional Tier 1 capital during the transitional period).

Minimum capital requirements and additional capital buffers

The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50 % of risk-weighted assets (RWA). The Pillar 1 total capital requirement of 8.00 % demands further resources that may be met with up to 1.50 % Additional Tier 1 capital and up to 2.00 % Tier 2 capital.

Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. We complied with the regulatory capital adequacy requirements in 2016. Our subsidiaries which were not included in our regulatory consolidation due to their immateriality did not have to comply with own minimum capital standards in 2016.

In addition to these minimum capital requirements, the following combined capital buffer requirements have been phased in since 2016 (other than the systemic risk buffer, if any, which is not subject to any phase-in) and will become fully effective from 2019 onwards. The buffer requirements must be met in addition to the Pillar 1 minimum capital requirements, but can be drawn down in times of economic stress.

In March 2015, Deutsche Bank was designated as a G-SII by the German Federal Financial Supervisory Authority (BaFin) in agreement with Deutsche Bundesbank resulting in a G-SII buffer requirement of 2.00 % CET 1 capital of RWA in 2019. This is in line with the Financial Stability Board (FSB) assessment of systemic importance based on the indicators as published in 2015. The additional buffer requirement of 2.00 % for G-SIIs was phased in with 0.50 % in 2016 and in 2017 amounts to 1.00 %. We will continue to publish our indicators on our website.

The capital conservation buffer is implemented in Section 10c German Banking Act based on Article 129 CRD 4 and equals a requirement of 2.50 % CET 1 capital of RWA. The additional buffer requirement of 2.50 % was phased in with 0.625 % in 2016 and in 2017 amounts to 1.25 %.

The countercyclical capital buffer is deployed in a jurisdiction when excess credit growth is associated with an increase in system-wide risk. It may vary between 0 % and 2.50 % CET 1 capital of RWA by 2019. In exceptional cases, it could also be higher than 2.50 %. The institution specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. As per December 31, 2016 (and currently), the institution-specific countercyclical capital buffer was at 0.01 %.

In addition to the aforementioned buffers, national authorities, such as the BaFin, may require a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macro-prudential risks that are not covered by the CRR. They can require an additional buffer of up to 5.00 % CET 1 capital of RWA. As of the year-end 2016 (and currently), no systemic risk buffer applied to Deutsche Bank.

Additionally, Deutsche Bank AG has been classified by BaFin as other systemically important institution (O-SII) with an additional buffer requirement of 2.00 % that has to be met on a consolidated level. For Deutsche Bank, the O-SII buffer is applied in steps of 0.66 % in 2017, 1.32 % in 2018 and 2.00 % in 2019. As of the year-end 2016, no O-SII buffer applied to Deutsche Bank.

Unless certain exceptions apply, only the higher of the systemic risk buffer, G-SII buffer and O-SII buffer must be applied. Accordingly, the O-SII buffer is currently not applied because it is lower than the G-SII buffer.

In addition, pursuant to the Pillar 2 Supervisory Review and Evaluation Process (SREP), the European Central Bank (ECB) may impose capital requirements on individual banks which are more stringent than statutory requirements (so-called Pillar 2 requirement). On December 4, 2015, the ECB informed Deutsche Bank that the consolidated Group has to keep a CET 1 ratio of at least 10.25 % on a phase-in basis under applicable transitional rules under CRR/CRD 4 at all times. Considering the G-SII buffer of 0.50 % and the countercyclical buffer of 0.01 %, our overall CET 1 requirements amounted to 10.76 % as of December 31, 2016. Correspondingly the requirements for Deutsche Bank's Tier 1 capital ratio were at 12.26 % and total capital ratio at 14.26 % as of December 31, 2016.

On December 8, 2016, Deutsche Bank has been informed by the ECB of its decision regarding prudential minimum capital requirements for 2017, following the results of the 2016 SREP. The decision requires Deutsche Bank to maintain a phase-in CET 1 ratio of at least 9.51 % on a consolidated basis, beginning on January 1, 2017. This CET 1 capital requirement comprises the Pillar 1 minimum capital requirement of 4.50 %, the Pillar 2 requirement (SREP Add-on) of 2.75 %, the phase-in capital conservation buffer of 1.25 %, the countercyclical buffer (currently 0.01 %) and the phase-in G-SII buffer following Deutsche Bank's designation as a global systemically important institution ("G-SII") of 1.00 %. The new CET 1 capital requirement of 9.51 % for 2017 is lower than the CET 1 capital requirement of 10.76 %, which was applicable to Deutsche Bank in 2016. Correspondingly, 2017 requirements for Deutsche Bank's Tier 1 capital ratio are at 11.01 % and for its total capital ratio at 13.01 %. Also, following the results of the 2016 SREP, the ECB communicated to us an individual expectation to hold a further "Pillar 2" CET 1 capital add-on, commonly referred to as the '"Pillar 2" guidance'. The capital add-on pursuant to the "Pillar 2" guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the "Pillar 2" guidance although it is not legally binding, and failure to meet the "Pillar 2" guidance does not automatically trigger legal action.

The following table gives an overview of the different Pillar 1 and Pillar 2 minimum capital requirements (but excluding the "Pillar 2" guidance) as well as capital buffer requirements applicable to Deutsche Bank in the years 2016 and 2017 (articulated on a phase-in basis):

Overview total capital requirements and capital buffers

	2016	2017
Pillar 1		
Minimum CET 1 requirement	**4.50 %**	4.50 %
Capital Conservation Buffer	**0.625 %**	1.25 %
Countercyclical Buffer	**0.01 %**	0.01 %[1]
G-SII Buffer[3]	**0.50 %**	1.00 %
O-SII Buffer[3]	**0.00 %**	0.66 %
Systemic Risk Buffer[3]	**0.00 %**	0.00 %[2]
Pillar 2		
Pillar 2 SREP Add-on of CET 1 capital (excluding the "Pillar 2" guidance)	**5.125 %**	2.75 %
SREP CET 1 Requirement	**10.25 %**	8.50 %
Total CET 1 requirement from Pillar 1 and 2[4]	**10.76 %**	9.51 %
Total Tier 1 requirement from Pillar 1 and 2	**12.26 %**	11.01 %
Total capital requirement from Pillar 1 and 2	**14.26 %**	13.01 %

[1] Deutsche Bank's countercyclical buffer requirement is subject to country-specific buffer rates decreed by EBA and the Basel Committee of Banking Supervision (BCBS) as well as Deutsche Bank's relevant credit exposures as per respective reporting date. The countercyclical buffer rate for 2017 has been assumed to be 0.01 % due to unavailability of 2017 data.
[2] The systemic risk buffer has been assumed to remain at 0 % for the projected year 2017, subject to changes based on further directives.
[3] Unless certain exceptions apply only the higher of the systemic risk buffer, G-SII and O-SII buffer must be applied.
[4] The total Pillar 1 and Pillar 2 CET 1 requirement (excluding the "Pillar 2" guidance) is calculated as the sum of the SREP requirement, the higher of the G-SII, O-SII and systemic risk buffer requirement as well as the countercyclical buffer requirement.

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of December 31, 2016 amounted to € 55.5 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 47.8 billion and Additional Tier 1 (AT1) capital of € 7.7 billion. The CRR/CRD 4 Tier 1 capital was € 2.7 billion lower than at the end of 2015, primarily driven by a decrease in CET 1 capital of € 4.6 billion since year end 2015 while AT1 capital increased by € 1.9 billion in the same period.

The € 4.6 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of increased regulatory adjustments due to the higher phase-in rate of 60 % in 2016 compared to 40 % in 2015 and the net loss attributable to Deutsche Bank shareholders and additional equity components of € 1.4 billion in 2016. The Decision (EU) (2015/4) of the ECB requires the recognition of the year end loss in CET 1 capital. On March 5, 2017 the Management Board decided to recommend a dividend of € 0.19 for 2015 and 2016 to the 2017 Annual General Meeting scheduled to take place in May 2017, taking into account expected shares following the Bank's proposed capital increase. Based on this new decision, regulatory capital as of year end 2016 was impacted by an accrual deduction of € 0.4 billion. This dividend accrual is in line with ECB Decision (EU) (2015/4) on the recognition of interim or year-end profits in CET 1 capital. The positive year-on year effect of € 0.6 billion under the CRR/CRD 4 transitional rules resulting from the reversal of the 15 % threshold related deductions due to the sale of our participation in Hua Xia Bank was more than offset by a number of negative effects including remeasurement losses relating to defined benefit pension plans of € 0.5 billion as well as an additional capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16(1)(c), 16(2)(b) and (j) of Regulation (EU) No 1024/2013.

The € 1.9 billion increase in CRR/CRD 4 AT1 capital was mainly the result of reduced regulatory adjustments (€ 1.9 billion lower than at year end 2015) that were phased out from AT1 capital. These items reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 60 % in 2016 (40 % in 2015) and decreased correspondingly on the level of AT1 capital to 40 % in 2016 (60 % in 2015).

Our fully loaded CRR/CRD 4 Tier 1 capital as of December 31, 2016 was € 46.8 billion, compared to € 48.7 billion at the end of 2015. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 42.3 billion as of December 31, 2016, compared to € 44.1 billion as of December 31, 2015. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of December 2016, unchanged compared to year end 2015.

The decrease of our fully loaded CET 1 capital of € 1.8 billion compared to year end 2015 capital was largely the result of our negative net income of € 1.4 billion and the dividend accrual of € 0.4 billion. The positive year-on-year effect of € 1.8 billion resulting from the reversal of the 15 % threshold-related deductions due to the sale of our participation in Hua Xia Bank was almost entirely offset by a number of negative effects including higher CET 1 capital deductions of deferred tax assets on unused tax losses of € 0.5 billion, remeasurement losses related to defined benefit pension plans of € 0.5 billion, the additional capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards and a further decrease of € 0.5 billion mainly driven by net unrealized losses on financial assets available for sale.

Transitional template for regulatory capital, RWA and capital ratios

	Dec 31, 2016		Dec 31, 2015	
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves				
Capital instruments and the related share premium accounts	37,290	37,290	37,088	37,088
Retained earnings	20,113	20,113	27,607	27,607
Accumulated other comprehensive income (loss), net of tax	3,708	3,645	4,096	4,281
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	(2,023)	(2,023)	(7,025)	(7,025)
Other	0	79	0	92
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	**59,088**	**59,104**	61,766	62,042
Common Equity Tier 1 (CET 1) capital: regulatory adjustments				
Additional value adjustments (negative amount)	(1,398)	(1,398)	(1,877)	(1,877)
Other prudential filters (other than additional value adjustments)	(639)	(428)	(622)	(330)
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,436)	(5,062)	(8,439)	(3,376)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,854)	(2,312)	(3,310)	(1,324)
Negative amounts resulting from the calculation of expected loss amounts	(297)	(188)	(106)	(58)
Defined benefit pension fund assets (negative amount)	(945)	(567)	(1,173)	(469)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(59)	(41)	(76)	(39)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % / 15 % thresholds and net of eligible short positions) (negative amount)	0	0	(818)	(278)
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10 % / 15 % thresholds) (negative amount)	(590)	(354)	(953)	(324)
Other regulatory adjustments[2]	(591)	(971)	(291)	(1,537)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	**(16,810)**	**(11,321)**	(17,665)	(9,613)
Common Equity Tier 1 (CET 1) capital	**42,279**	**47,782**	44,101	52,429
Additional Tier 1 (AT1) capital: instruments				
Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	6,516	N/M	6,482
Additional Tier 1 (AT1) capital before regulatory adjustments	**4,676**	**11,191**	4,676	11,157
Additional Tier 1 (AT1) capital: regulatory adjustments				
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(51)	(125)	(48)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(3,437)	N/M	(5,316)
Other regulatory adjustments	0	0	0	0
Total regulatory adjustments to Additional Tier 1 (AT1) capital	**(125)**	**(3,488)**	(125)	(5,365)
Additional Tier 1 (AT1) capital	**4,551**	**7,703**	4,551	5,793
Tier 1 capital (T1 = CET 1 + AT1)	**46,829**	**55,486**	48,651	58,222
Tier 2 (T2) capital	**12,673**	**6,672**	12,325	6,299
Total capital (TC = T1 + T2)	**59,502**	**62,158**	60,976	64,522
Total risk-weighted assets	**357,518**	**356,235**	396,714	397,382
Capital ratios				
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.8	13.4	11.1	13.2
Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.1	15.6	12.3	14.7
Total capital ratio (as a percentage of risk-weighted assets)	16.6	17.4	15.4	16.2

N/M – Not meaningful
[1] Reflects the Management Board's decision to propose a dividend per share of € 0.19 for 2015 and 2016 taking into consideration the expected shares to be issued before the Annual General Meeting in May 2017.
[2] Including an additional capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16(1)(c), 16(2)(b) and (j) of Regulation (EU) No 1024/2013 as well as the additional filter for funds for home loans and savings protection ("Fonds für bauspartechnische Absicherung") of € 0.2 billion.

Reconciliation of shareholders' equity to regulatory capital

in € m.	Dec 31, 2016 CRR/CRD 4	Dec 31, 2015 CRR/CRD 4
Total shareholders' equity per accounting balance sheet	**59,833**	62,678
Deconsolidation/Consolidation of entities	(123)	(681)
Thereof:		
Additional paid-in capital	(6)	(5)
Retained earnings	(276)	(369)
Accumulated other comprehensive income (loss), net of tax	159	(307)
Total shareholders' equity per regulatory balance sheet	**59,710**	61,997
Noncontrolling interest based on transitional rules	79	92
Accrual for dividend and AT1 coupons[1]	(621)	(231)
Reversal of deconsolidation/consolidation of the position Accumulated other comprehensive income (loss), net of tax, during transitional period	(63)	184
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	**59,104**	62,042
Additional value adjustments	(1,398)	(1,877)
Other prudential filters (other than additional value adjustments)	(428)	(330)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(380)	(1,246)
Goodwill and other intangible assets (net of related tax liabilities)	(5,062)	(3,376)
Deferred tax assets that rely on future profitability	(2,666)	(1,648)
Defined benefit pension fund assets	(567)	(469)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	(278)
Other regulatory adjustments	(820)	(389)
Common Equity Tier 1 capital	**47,782**	52,429

[1] Reflects the Management Board's decision to propose a dividend per share of € 0.19 for 2015 and 2016 taking into consideration the expected shares to be issued before the Annual General Meeting in May 2017.

Development of regulatory capital

		CRR/CRD 4
in € m.	Dec 31, 2016	Dec 31, 2015
Common Equity Tier 1 (CET 1) capital - opening amount	**52,429**	60,103
Common shares, net effect	0	0
Additional paid-in capital	192	(53)
Retained earnings	(1,826)	(6,097)
Common shares in treasury, net effect/(+) sales (–) purchase	10	(3)
Movements in accumulated other comprehensive income	231	2,759
Accrual for dividend and Additional Tier 1 (AT1) coupons[1]	(621)	(231)
Additional value adjustments	479	(1,877)
Goodwill and other intangible assets (net of related tax liabilities)	(1,686)	(780)
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(988)	(800)
Negative amounts resulting from the calculation of expected loss amounts	(130)	89
Defined benefit pension fund assets	(97)	(277)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	278	(194)
Securitization positions not included in risk-weighted assets	0	0
Deferred tax assets arising from temporary differences (amount above 10 % and 15 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	(30)	(191)
Other, including regulatory adjustments	(457)	(19)
Common Equity Tier 1 (CET 1) capital - closing amount	**47,782**	52,429
Additional Tier 1 (AT1) Capital – opening amount	**5,793**	3,794
New Additional Tier 1 eligible capital issues	0	0
Matured and called instruments	(76)	(4,289)
Transitional arrangements	1,879	5,529
Thereof:		
Goodwill and other intangible assets (net of related tax liabilities)	1,689	5,320
Other, including regulatory adjustments	108	759
Additional Tier 1 (AT1) Capital – closing amount	**7,703**	5,793
Tier 1 capital	**55,486**	58,222
Tier 2 (T2) capital – closing amount	**6,672**	6,299
Total regulatory capital	**62,158**	64,522

[1] Reflects the Management Board's decision to propose a dividend per share of € 0.19 for 2015 and 2016 taking into consideration the expected shares to be issued before the Annual General Meeting in May 2017.

Development of risk-weighted assets

The table below provides an overview of RWA broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Within credit risk, the line item "Other" in advanced IRBA reflects RWA from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the line item "Other" includes RWA from banking book securitizations as well as exposures assigned to the further exposure classes apart from central governments or central banks, institutions, corporates and retail.

Risk-weighted assets by model approach and business division according to transitional rules

								Dec 31, 2016
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	61,288	62,997	36,161	3,758	36,561	4,075	15,505	220,345
Segment reallocation	1,594	2,397	990	191	0	77	(5,249)	0
Advanced IRBA	52,218	58,214	31,924	1,713	29,901	2,318	19,167	195,454
Central Governments and Central Banks	1,840	1,023	39	1	10	0	14,523	17,436
Institutions	7,903	3,168	140	31	1,205	47	778	13,272
Corporates	34,237	47,541	8,678	234	7,450	466	1,785	100,392
Retail	124	28	22,237	0	18,507	421	0	41,317
Other	8,114	6,454	830	1,447	2,729	1,383	2,081	23,038
Foundation IRBA	2,021	190	0	0	3,505	0	0	5,716
Central Governments and Central Banks	0	0	0	0	0	0	0	0
Institutions	0	0	0	0	6	0	0	6
Corporates	2,021	190	0	0	3,499	0	0	5,710
Standardized Approach	5,270	2,196	3,247	1,854	3,035	1,678	1,587	18,867
Central Governments or Central Banks	22	0	2	0	50	0	0	75
Institutions	430	5	11	0	40	1	23	509
Corporates	2,136	1,351	1,103	834	731	697	1,096	7,948
Retail	1	187	1,543	0	1,656	83	0	3,470
Other	2,681	652	587	1,020	558	898	468	6,866
Risk exposure amount for default funds contributions	185	1	0	0	121	0	0	308
Settlement Risk	36	0	0	0	0	0	0	36
Credit Valuation Adjustment (CVA)	8,846	39	43	139	252	90	8	9,416
Internal Model Approach	8,808	39	25	139	242	90	4	9,347
Standardized Approach	38	0	18	0	10	0	3	69
Market Risk	29,409	788	0	0	62	3,502	0	33,762
Internal Model Approach	25,595	788	0	0	0	2,780	0	29,163
Standardized Approach	3,814	0	0	0	62	722	0	4,599
Operational Risk	58,032	15,578	7,362	4,957	5,334	1,413	0	92,675
Advanced measurement approach	58,032	15,578	7,362	4,957	5,334	1,413	0	92,675
Total	157,612	79,403	43,565	8,854	42,209	9,079	15,512	356,235

								Dec 31, 2015
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli-dation & Adjustments and Other	Total
Credit Risk	61,132	70,748	41,310	8,194	37,553	11,558	11,524	242,019
Segment reallocation	(93)	2,016	1,133	272	5	71	(3,404)	0
Advanced IRBA	53,512	63,054	36,009	6,243	30,177	7,424	13,805	210,223
Central Governments and Central Banks	3,569	993	26	1	13	6	10,013	14,619
Institutions	7,744	3,948	111	78	1,293	342	633	14,149
Corporates	32,853	53,313	7,661	277	7,701	2,620	1,034	105,459
Retail	176	39	20,877	0	18,234	655	0	39,980
Other	9,170	4,761	7,334	5,888	2,937	3,801	2,125	36,016
Foundation IRBA	2,082	175	1	0	3,075	0	0	5,333
Central Governments and Central Banks	0	0	0	0	0	0	0	0
Institutions	0	0	0	0	5	0	0	5
Corporates	2,082	175	1	0	3,070	0	0	5,329
Standardized Approach	4,812	5,501	4,167	1,679	4,186	4,063	1,123	25,530
Central Governments or Central Banks	14	30	3	0	144	0	10	202
Institutions	538	34	14	1	81	2	0	671
Corporates	2,268	3,713	946	715	918	736	587	9,884
Retail	6	239	2,499	0	1,763	512	0	5,018
Other	1,985	1,485	705	962	1,279	2,813	525	9,755
Risk exposure amount for default funds contributions	820	2	0	0	111	0	0	933
Settlement Risk	9	0	0	0	0	0	0	9
Credit Valuation Adjustment (CVA)	11,971	8	74	309	391	3,082	41	15,877
Internal Model Approach	11,949	8	55	307	378	3,081	2	15,780
Standardized Approach	22	0	19	2	14	1	40	97
Market Risk	32,502	1,191	6	1,262	32	14,286	275	49,553
Internal Model Approach	27,643	1,032	6	367	0	8,741	275	38,063
Standardized Approach	4,860	159	0	895	32	5,545	0	11,491
Operational Risk	54,777	14,165	8,518	2,739	5,266	3,972	487	89,923
Advanced measurement approach	54,777	14,165	8,518	2,739	5,266	3,972	487	89,923
Total	160,391	86,112	49,909	12,504	43,242	32,898	12,326	397,382

The RWA according to CRR/CRD 4 were € 356.2 billion as of December 31, 2016, compared to € 397.4 billion at the end of 2015. The overall decrease of € 41.1 billion largely reflects decreases in credit and market risk RWA. Credit Risk RWA are € 21.7 billion lower mainly resulting from the sales of our Hua Xia and Abbey Life stakes as well as from continued de-risking activities in the Non-Core Operations Unit and optimization initiatives in Corporate & Investment Banking, including securitizations, hold book reductions and client portfolio optimization. Lower exposures mainly in Corporate & Investment Banking and Global Markets also contributed to the decrease. The decrease in RWA for market risk since December 31, 2015 was primarily driven by a reduction in risk levels predominantly in the Non-Core Operations Unit and to lesser extent from lower levels of exposure in Global Markets. The € 6.5 billion reduction in RWA for CVA was mainly driven by further de-risking of the portfolio and changes resulting from model refinements. The increase in Operational Risk RWA was mainly driven by large operational risk events which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions partially offset by a slight decrease in GM.

RWA calculated on CRR/CRD 4 fully loaded basis were € 357.5 billion as of December 31, 2016 compared with € 396.7 billion at the end of 2015. The decrease was driven by the same movements as outlined for the transitional rules. The fully loaded RWA were € 1.3 billion higher than the risk-weighted assets under the transitional rules due to the application under the transition rules of the equity investment grandfathering rule according to Article 495 CRR, pursuant to which certain equity investments receive a 100 % risk weight instead of a risk weight between 190 % and 370 % determined based on Article 155 CRR that would apply under the CRR/CRD 4 fully loaded rules.

Despite this grandfathering rule not applying under full application of the CRR/CRD 4 framework, we continue to apply it in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions, based on our intention to mitigate the impact of the expiration of the grandfathering rule through sales of the underlying assets or other measures prior to its expiration at end of 2017. Our portfolio of transactions for which we will continue to apply the equity investment grandfathering rule until year end 2017 consisted of 15 transactions as of year-end 2016 amounting to € 220 million in exposures which will receive a 100 % risk weight instead of a risk weight between 190 % and 370 % in our CRR/CRD 4 fully loaded RWA figure. We are closely monitoring the market and potential impacts from illiquid markets or other similar difficulties which could make it unfeasible to exit these positions. Had we not applied the grandfathering rule for these transactions, their fully loaded RWA would have been not more than € 816 million, and thus our Group fully loaded RWA would have been not more than € 358.1 billion, as of December 31, 2016, rather than the Group fully loaded RWA of € 357.5 billion that we reported on a fully loaded basis with application of the grandfathering rule. Also, had we calculated our fully loaded CET 1 capital ratio, Tier 1 capital ratio and Total capital ratio as of December 31, 2016 using RWAs of € 358.1 billion, such capital ratios would have remained unchanged (due to rounding) at the 11.8 %, 13.1 % and 16.6 %, respectively that we reported on a fully loaded basis with application of the grandfathering rule.

As of December 31, 2015, our portfolio of transactions for which we applied the equity investment grandfathering rule in calculating our fully loaded RWA amounted to € 1.5 billion in exposures. Had we not applied the grandfathering rule for these transactions, their fully loaded RWA would have been not more than € 5.4 billion, and thus our Group fully loaded RWA would have been not more than € 400.7 billion as of December 31, 2015, rather than the Group fully loaded RWA of € 396.7 billion that we reported on a fully loaded basis with application of the grandfathering rule. Also, had we calculated our fully loaded CET 1 capital ratio, Tier 1 capital ratio and Total capital ratio as of December 31, 2015 using RWAs of € 400.7 billion, such capital ratios would have been 11.0 %, 12.1 % and 15.2 %, respectively, instead of the 11.1 %, 12.3 % and 15.4 %, respectively, that we reported on a fully loaded basis with application of the grandfathering rule.

The following tables provide an analysis of key drivers for RWA movements observed for credit risk, thereof counterparty credit risk, market and operational risk and CVA in the reporting period. The classifications of key drivers are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF).

Development of Risk-weighted Assets for Credit Risk including Counterparty Credit Risk

	Dec 31, 2016		Dec 31, 2015	
in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements
Credit risk RWA balance, beginning of year	**242,019**	**19,362**	244,128	19,531
Book size	(8,085)	(647)	(4,822)	(386)
Book quality	(3,827)	(306)	(2,103)	(168)
Model updates	2,328	186	728	58
Methodology and Policy	(1,280)	(102)	(3,346)	(268)
Acquisition and Disposals	(12,701)	(1,016)	(206)	(16)
Foreign exchange movements	350	28	10,378	830
Other	1,539	123	(2,738)	(219)
Credit risk RWA balance, end of year	**220,345**	**17,628**	242,019	19,362

Thereof: Development of Risk-weighted Assets for Counterparty Credit Risk

	Dec 31, 2016		Dec 31, 2015	
in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements
Counterparty credit risk RWA balance, beginning of year	**37,276**	**2,982**	41,117	3,289
Book size	(2,740)	(219)	(6,224)	(498)
Book quality	511	41	(95)	(8)
Model updates	1,439	115	0	0
Methodology and Policy	(60)	(5)	0	0
Acquisition and Disposals	(707)	(57)	0	0
Foreign exchange movements	(106)	(8)	2,479	198
Other	0	0	0	0
Counterparty credit risk RWA balance, end of year	**35,614**	**2,849**	37,276	2,982

Organic changes in our portfolio size and composition are considered in the category "Book size". The category "Book quality" mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral coverage activities. "Model updates" include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are considered in the "Methodology and Policy" section. "Acquisition and Disposals" is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category "Other".

The decrease in RWA for credit risk by 9 % or € 21.7 billion since December 31, 2015 is predominantly driven by reductions in "Acquisition and Disposals" and "Book Size". "Acquisition and Disposal" largely reflects the sale of our Hua Xia and Abbey Life stakes. The reduction in "Book size" is driven by our ongoing de-risking activities in the NCOU as well as general exposure reductions and optimization initiatives in Global Markets and Corporate & Investment Banking. Process enhancements as well as the impact from recalibrations of our risk parameters shown in the category "Book quality" also contributed to the reduction.

The increase in "Model updates" within the counterparty credit risk table corresponds predominantly to a revised treatment of the applicable margin period of risk and general wrong way risk of specific derivatives portfolios, which was partially offset by a refinement in the calculation of effective maturity for collateralized counterparties. The increase in the category "Other" was mainly driven from the reversal of the 15 % threshold deduction due to the sale of our participation in Hua Xia Bank resulting in higher risk weighted assets for our deferred tax assets that rely on future profitability and arise from temporary differences.

Development of Risk-weighted Assets for Credit Valuation Adjustment

	Dec 31, 2016		Dec 31, 2015	
in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements
CVA RWA balance, beginning of year	**15,877**	**1,270**	21,203	1,696
Movement in risk levels	(5,600)	(448)	(5,591)	(447)
Market data changes and recalibrations	278	22	(1,552)	(124)
Model updates	(1,000)	(80)	0	0
Methodology and policy	0	0	(77)	(6)
Acquisitions and disposals	0	0	0	0
Foreign exchange movements	(139)	(11)	1,894	152
CVA RWA balance, end of year	**9,416**	**753**	15,877	1,270

The development of CVA RWA is broken down into a number of categories: movement in risk levels, which includes changes to the portfolio size and composition; market data changes and calibrations, which includes changes in market data levels and volatilities as well as recalibrations; model updates refers to changes to either the IMM credit exposure models or the value-at-risk models that are used for CVA RWA; methodology and policy relates to changes to the regulation. Any significant business acquisitions or disposals would be highlighted on their own.

As of December 31, 2016, the RWA for CVA amounted to € 9.4 billion, representing a decrease of € 6.5 billion (40 %) compared with € 15.9 billion for December 31, 2015. The decrease was mainly driven by further de-risking of the portfolio and a model update impacting the ratings used within the value at risk calculation.

Development of Risk-weighted Assets for Market Risk

							Dec 31, 2016
in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	6,931	17,146	11,608	2,378	11,491	49,553	3,964
Movement in risk levels	(655)	(1,547)	(2,716)	(3,553)	(8,852)	(17,323)	(1,386)
Market data changes and recalibrations	403	0	0	0	2,018	2,421	194
Model updates/changes	(57)	237	(230)	0	0	(50)	(4)
Methodology and policy	(665)	(1,565)	0	1,475	0	(754)	(60)
Acquisitions and disposals	0	0	0	0	0	0	0
Foreign exchange movements	0	0	0	(27)	(58)	(84)	(7)
Other	0	0	0	0	0	0	0
Market risk RWA balance, end of year	5,957	14,271	8,662	273	4,599	33,762	2,701

in € m.	Dec 31, 2016	Dec 31, 2015
Market risk RWA balance, beginning of year	**49,553**	64,209
Movement in risk levels	(17,323)	(27,671)
Market data changes and recalibrations	2,421	3,919
Model updates	(50)	1,501
Methodology and policy	(754)	5,707
Acquisitions and disposals	0	0
Foreign exchange movements	(84)	1,888
Market risk RWA balance, end of year	**33,762**	49,553

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, which are captured in the table under the category "Other". The market risk standardized approach covers trading securitizations and nth-to-default derivatives, longevity exposures, relevant Collective Investment Undertakings and market risk RWA from Postbank.

The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the "Market data changes and recalibrations" category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of "Model updates". In the "Methodology and policy" category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item "Acquisition and disposals". The impacts of "Foreign exchange movements" are only calculated for the CRM and Standardized approach methods.

As of December 31, 2016 the RWA for market risk was € 33.8 billion. The € 15.8 billion (32 %) RWA decrease for market risk since December 31, 2015 was primarily driven by a reduction in risk levels. This resulted from significant de-risking in the Non-Core Operations Unit, particularly impacting both the comprehensive risk measure and the market risk standardized approach for securitizations. In addition, lower levels of exposure in Global Markets also contributed to the decrease in "Movement in risk levels" across the other market risk components.

Development of Risk-weighted Assets for Operational Risk

	Dec 31, 2016		Dec 31, 2015	
in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements
Operational risk RWA balance, beginning of year	**89,923**	**7,194**	67,082	5,367
Loss profile changes (internal and external)	7,048	564	24,170	1,934
Expected loss development	(1,798)	(144)	(2,216)	(177)
Forward looking risk component	(1,140)	(91)	163	13
Model updates	(358)	(29)	724	58
Methodology and policy	(1,000)	(80)	0	0
Acquisitions and disposals	0	0	0	0
Operational risk RWA balance, end of year	**92,675**	**7,414**	89,923	7,194

Changes of internal and external loss events are reflected in the category "loss profile changes". The category "expected loss development" is based on divisional business plans and is deducted from the AMA capital figure within certain constraints. The category "forward looking risk component" reflects qualitative adjustment and as such the effectiveness and performance of the day-to-day operational risk management activities via Key Risk Indicators and Self-Assessment scores, focusing on the business environment and internal control factors. The category "model updates" covers model refinements such as the implementation of model changes. The category "methodology and policy" represents externally driven changes such as regulatory add-ons. The category "acquisition and disposals" represents significant exposure movements which can be clearly assigned to new or disposed businesses.

The overall RWA increase of € 2.8 billion was mainly driven by large operational risk events which are reflected in our AMA model as part of "loss profile changes", in particular through settlements of regulatory matters by financial institutions. The impact of the Bank's settlement with the Department of Justice in the United States to resolve civil claims in connection with the bank's issuance and underwriting of residential mortgage-backed securities and related securitization activities between 2005 and 2007, which was announced on December 23, 2016, has been analyzed alongside other changes to our operational risk profile in 2016 to confirm the adequacy of our capital requirements.

We have successfully implemented a model change in the first quarter concerning the modeling of the frequency distribution underlying our AMA capital model replacing a previous capital add-on as shown under "model updates" in the fourth quarter. Similarly in the fourth quarter, we have decommissioned an add-on in relation to IT risks after obtaining supervisory approval to use refined scenarios describing potential risks in our IT environment within our model as disclosed under "methodology and policy".

Further impacts from the AMA model enhancements on the other operational risk RWA components are expected to materialize alongside the implementation of model changes recently approved by the Joint Supervisory Team.

Economic Capital

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our "gone concern approach" as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition has been further aligned with the CRR/CRD 4 capital framework in the first quarter 2016. Consequently, goodwill and other intangible assets are now deducted from Pillar 2 capital supply, instead of being added to the capital demand. The prior year information has been revised.

Total capital supply and demand

in € m. (unless stated otherwise)	Dec 31, 2016	Dec 31, 2015
Capital supply		
Shareholders' equity	59,833	62,678
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(440)	(407)
Defined benefit pension fund assets[2]	(945)	(1,173)
Deferred tax assets	(8,666)	(7,762)
Additional valuation adjustments[3]	(1,398)	(1,877)
Expected loss shortfall	(297)	(106)
Home loans and savings protection	(231)	(291)
Holdings of own capital instruments	(45)	(62)
Fair value adjustments for assets reclassified where no matched funding is available[4]	(557)	(147)
Noncontrolling interests[5]	0	0
Intangible assets	(8,982)	(10,078)
Hybrid tier 1 capital instruments	11,259	11,962
Tier 2 capital instruments	8,003	8,016
Capital supply	57,534	60,754
Total economic capital demand		
Credit risk	13,105	13,685
Market risk	14,593	17,436
Operational risk	10,488	10,243
Business risk	5,098	5,931
Diversification benefit	(7,846)	(8,852)
Capital demand	35,438	38,442
Internal capital adequacy ratio	162 %	158 %

[1] Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2] Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3] As applied in the regulatory capital section.
[4] Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[5] Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 162 % as of December 31, 2016, compared with 158 % as of December 31, 2015. The change of the ratio was due to the fact that capital supply decreased proportionately less than the capital demand did. Shareholders' equity decreased by € 2.8 billion mainly driven by lower net income attributable to our shareholders. Hybrid Tier 1 capital instruments decreased by € 703 million mainly driven by the redemption of instruments. The decrease in capital demand was driven by lower economic capital requirements as explained in the section "Risk Profile".

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Group Risk Committee (GRC). Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based "backstop" measure. While the CRR/CRD 4 framework currently does not provide for a mandatory minimum leverage ratio to be complied with by the relevant financial institutions, a legislative proposal published by the European Commission on November 23, 2016 suggests introducing a minimum leverage ratio of 3 %. The legislative proposal provides that the leverage ratio applies two years after the proposal's entry into force and remains subject to political discussion among EU institutions.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.

Our total leverage ratio exposure consists of the components derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. Deductions of receivables assets for cash variation margin provided in derivatives transactions are shown under derivative exposure in table leverage ratio common disclosure. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The SFT component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0 %, 20 %, 50 %, or 100 %), which depend on the risk category subject to a floor of 10 %.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis, on the disclosure tables of the implementing technical standards (ITS) which were adopted by the European Commission via Commission Implementing Regulation (EU) 2016/200 published in the Official Journal of the European Union on February 16, 2016:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Dec 31, 2016	Dec 31, 2015
Total assets as per published financial statements	**1,591**	1,629
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	0	3
Adjustments for derivative financial instruments	(276)	(263)
Adjustment for securities financing transactions (SFTs)	20	25
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	102	109
Other adjustments	(90)	(107)
Leverage ratio total exposure measure	**1,348**	1,395

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Dec 31, 2016	Dec 31, 2015
Total derivative exposures	177	215
Total securities financing transaction exposures	135	164
Total off-balance sheet exposures	102	109
Other Assets	948	924
Asset amounts deducted in determining Tier 1 capital fully loaded	(15)	(17)
Tier 1 capital fully loaded	46.8	48.7
Total Exposures	1,348	1,395
Leverage Ratio – using a fully loaded definition of Tier 1 capital (in %)	3.5	3.5

Description of the factors that had an impact on the leverage ratio in 2016

As of December 31, 2016, our fully loaded CRR/CRD 4 leverage ratio was 3.5 % compared to 3.5 % as of December 31, 2015, taking into account as of December 31, 2016 a fully loaded Tier 1 capital of € 46.8 billion over an applicable exposure measure of € 1,348 billion (€ 48.7 billion and € 1,395 billion as of December 31, 2015, respectively).

Our CRR/CRD 4 leverage ratio according to transitional provisions was 4.1 % as of December 31, 2016, calculated as Tier 1 capital according to transitional rules of € 55.5 billion over an applicable exposure measure of € 1,350 billion. The exposure measure under transitional rules is € 2 billion higher compared to the fully loaded exposure measure as the asset amounts deducted in determining Tier 1 capital are lower under transitional rules.

Over the year 2016, our leverage ratio exposure decreased by € 48 billion to € 1,348 billion. This principally reflects a decrease in derivative exposures of € 38 billion primarily related to lower add-ons for potential future exposure and effective notional amounts of written credit derivatives after offsetting. Furthermore, there was a decrease of € 29 billion in SFT exposures reflecting the overall decrease on the balance sheet in the SFT related items (securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, and receivables from prime brokerage). In addition, off-balance sheet exposures decreased by € 7 billion corresponding to lower notional amounts for irrevocable lending commitments and contingent liabilities. The mentioned decreases in leverage ratio exposure are partly offset by an increase of € 25 billion in other assets, principally from higher cash and central bank balances on our balance sheet partly offset by reductions on our balance sheet in non-derivative trading assets, loans and financial assets available for sale.

The decrease of the leverage ratio exposure in 2016 includes foreign exchange impacts of € 11 billion mainly due to the depreciation of the euro against the U.S. dollar which was partly offset by its appreciation against the pound sterling.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 25 as of December 31, 2016 compared to 24 as of December 31, 2015.

For main drivers of the Tier 1 capital development please refer to section "Regulatory Capital" in this report.

Credit Risk Exposure

Counterparty credit exposure arises from our traditional nontrading lending activities which include elements such as loans and contingent liabilities, as well as from our direct trading activity with clients in certain instruments including OTC derivatives like foreign exchange forwards and Forward Rate Agreements. A default risk also arises from our positions in equity products and traded credit products such as bonds.

We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations.

Maximum Exposure to Credit Risk

The maximum exposure to credit risk table shows the direct exposure before consideration of associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in our financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities related collateral. In relation to collateral we apply internally determined haircuts and additionally cap all collateral values at the level of the respective collateralized exposure.

Maximum Exposure to Credit Risk

	Dec 31, 2016				
		Credit Enhancements			
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Cash and central bank balances	181,364	0	0	0	0
Interbank balances (w/o central banks)	11,606	0	0	25	25
Central bank funds sold and securities purchased under resale agreements	16,287	0	15,944	0	15,944
Securities borrowed	20,081	0	19,193	0	19,193
Financial assets at fair value through profit or loss[4]	667,411	389,475	139,274	1,241	529,990
Trading assets	95,410	0	3,601	1,007	4,607
Positive market values from derivative financial instruments	485,150	386,727	64,438	164	451,329
Financial assets designated at fair value through profit or loss	86,850	2,748	71,235	70	74,054
thereof:					
Securities purchased under resale agreement	47,404	2,748	44,591	0	47,339
Securities borrowed	21,136	0	20,918	0	20,918
Financial assets available for sale[4]	54,275	0	560	28	589
Loans[5]	413,455	0	210,776	30,189	240,965
Securities held to maturity	3,206	0	0	0	0
Other assets subject to credit risk	76,036	39,567	1,061	80	40,708
Financial guarantees and other credit related contingent liabilities[6]	52,341	0	5,094	8,661	13,756
Irrevocable lending commitments and other credit related commitments[6]	166,063	0	8,251	7,454	15,705
Maximum exposure to credit risk	1,662,125	429,042	400,153	47,679	876,874

1 All amounts at carrying value unless otherwise indicated.
2 Does not include credit derivative notional sold (€ 744,159 million) and credit derivative notional bought protection.
3 Bought credit protection is reflected with the notional of the underlying.
4 Excludes equities, other equity interests and commodities.
5 Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
6 Figures are reflected at notional amounts.

in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
					Dec 31, 2015
		Credit Enhancements			
Cash and central bank balances	96,940	0	22	–	22
Interbank balances (w/o central banks)	12,842	0	57	13	70
Central bank funds sold and securities purchased under resale agreements	22,456	0	22,037	0	22,037
Securities borrowed	33,557	0	32,031	0	32,031
Financial assets at fair value through profit or loss[4]	734,449	409,317	152,858	699	562,874
Trading assets	119,991	0	4,615	519	5,134
Positive market values from derivative financial instruments	515,594	407,171	69,008	106	476,285
Financial assets designated at fair value through profit or loss	98,864	2,146	79,235	74	81,455
thereof:					
Securities purchased under resale agreement	51,073	2,146	47,664	0	49,811
Securities borrowed	21,489	0	21,154	0	21,154
Financial assets available for sale[4]	71,368	0	760	–	760
Loans[5]	432,777	0	207,923	30,188	238,111
Other assets subject to credit risk	78,978	58,478	386	365	59,229
Financial guarantees and other credit related contingent liabilities[6]	57,325	0	5,730	8,166	13,897
Irrevocable lending commitments and other credit related commitments[6]	174,549	0	6,973	6,275	13,248
Maximum exposure to credit risk	1,715,241	467,795	428,777	45,707	942,279

[1] All amounts at carrying value unless otherwise indicated.
[2] Does not include credit derivative notional sold (€ 655,584 million) and credit derivative notional bought protection.
[3] Bought credit protection is reflected with the notional of the underlying.
[4] Excludes equities, other equity interests and commodities.
[5] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[6] Figures are reflected at notional amounts.

The overall decrease in maximum exposure to credit risk for December 31, 2016 was driven by a € 30.4 billion decrease in positive market values from derivative financial instruments, € 24.6 billion decrease in trading assets, € 19.3 billion decrease in loans, € 17.1 billion decrease in financial assets available for sale and € 12.0 billion decrease in financial assets designated at fair value through profit or loss during the period, partly offset by a € 84.4 billion increase in cash and central bank balances.

Included in the category of trading assets as of December 31, 2016, were traded bonds of € 81.3 billion (€ 103.2 billion as of December 31, 2015) that is over 81 % investment-grade (over 79 % as of December 31, 2015). The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 98 % were investment-grade (more than 95 % as of December 31, 2015).

Credit Enhancements are split into three categories: netting, collateral, guarantees and credit derivatives. A prudent approach is taken with respect to haircuts, parameter setting for regular margin calls as well as expert judgments for collateral valuation to prevent market developments from leading to a build-up of uncollateralized exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, highly rated government bonds and third-party guarantees mostly from well rated banks and insurance companies. These financial institutions are mainly domiciled in Western European countries and the United States. Furthermore we have collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany) for the homogeneous retail portfolio.

Credit Quality of Financial Instruments neither Past Due nor Impaired

We derive our credit quality from internal ratings and group our exposures into classes as shown below. Please refer to section "Measuring Credit Risk" for more details about our internal ratings.

Credit Quality of Financial Instruments neither Past Due nor Impaired

							Dec 31, 2016
in € m.[1]	iAAA–iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Cash and central bank balances	174,978	4,241	1,778	238	81	47	181,364
Interbank balances (w/o central banks)	5,546	3,452	1,612	689	112	195	11,606
Central bank funds sold and securities purchased under resale agreements	3,542	7,734	1,028	2,624	1,338	22	16,287
Securities borrowed	16,036	2,882	802	343	18	0	20,081
Financial assets at fair value through profit or loss[2]	277,645	258,627	61,162	52,904	11,183	5,889	667,411
Trading assets	46,398	10,956	12,024	17,729	5,833	2,471	95,410
Positive market values from derivative financial instruments	188,037	234,491	38,113	19,138	3,297	2,073	485,150
Financial assets designated at fair value through profit or loss	43,211	13,180	11,024	16,037	2,053	1,344	86,850
thereof:							
Securities purchased under resale agreement	13,622	10,684	7,401	13,667	1,165	866	47,404
Securities borrowed	18,697	1,498	937	4	0	0	21,136
Financial assets available for sale[2]	42,808	6,616	2,106	577	72	254	52,433
Loans[3]	44,116	52,421	127,682	121,213	42,941	14,273	402,645
thereof:							
IAS 39 reclassified loans	54	28	341	26	68	87	604
Securities held to maturity	3,206	0	0	0	0	0	3,206
Other assets subject to credit risk	26,594	25,791	9,656	13,091	630	273	76,036
Financial guarantees and other credit related contingent liabilities[4]	5,699	13,712	16,753	9,663	4,477	2,038	52,341
Irrevocable lending commitments and other credit related commitments[4]	21,479	45,635	47,480	29,274	18,173	4,022	166,063
Total	621,650	421,112	270,058	230,615	79,025	27,013	1,649,473

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities, other equity interests and commodities.
3 Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
4 Figures are reflected at notional amounts.

in € m.[1]	iAAA–iAA	iA	iBBB	iBB	iB	iCCC and below	Total
							Dec 31, 2015
Cash and central bank balances	91,154	2,377	1,918	1,311	68	111	96,940
Interbank balances (w/o central banks)	4,606	5,450	877	957	18	935	12,842
Central bank funds sold and securities purchased under resale agreements	3,607	15,590	1,870	1,234	37	118	22,456
Securities borrowed	24,306	5,380	1,461	2,361	49	0	33,557
Financial assets at fair value through profit or loss[2]	287,102	302,873	65,479	59,148	13,177	6,669	734,449
Trading assets	55,319	14,526	15,837	24,971	5,558	3,780	119,991
Positive market values from derivative financial instruments	184,183	271,328	36,100	17,265	4,894	1,824	515,594
Financial assets designated at fair value through profit or loss	47,601	17,019	13,543	16,912	2,724	1,065	98,864
thereof:							
Securities purchased under resale agreement	15,371	10,120	10,053	13,699	968	863	51,073
Securities borrowed	17,629	3,819	8	33	0	0	21,489
Financial assets available for sale[2]	59,157	4,519	2,070	3,404	159	219	69,528
Loans[3]	52,022	59,376	123,334	136,404	40,348	9,387	420,871
thereof:							
IAS 39 reclassified loans	1,672	461	878	627	76	397	4,110
Other assets subject to credit risk	30,724	26,465	6,924	13,615	941	308	78,978
Financial guarantees and other credit related contingent liabilities[4]	6,384	15,464	18,283	10,827	4,668	1,700	57,325
Irrevocable lending commitments and other credit related commitments[4]	23,035	46,220	44,603	37,643	21,212	1,834	174,549
Total	582,099	483,714	266,820	266,904	80,678	21,282	1,701,495

[1] All amounts at carrying value unless otherwise indicated.
[2] Excludes equities, other equity interests and commodities.
[3] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[4] Figures are reflected at notional amounts.

The overall decline in total credit exposure of € 52.0 billion for December 31, 2016 is mainly due to an decrease in positive market value from derivative financial instruments in investment-grade rating categories, mainly in the category iA.

Main Credit Exposure Categories

The tables in this section show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities, over-the-counter ("OTC") derivatives, traded loans, traded bonds, debt securities available for sale and repo and repo-style transactions:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Irrevocable lending commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent liabilities" consist of financial and performance guarantees, standby letters of credit and other similar arrangements (mainly indemnity agreements).
- "OTC derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.
- "Traded loans" are loans that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold. From a regulatory perspective this category principally covers trading book positions.

- "Traded bonds" include bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term. From a regulatory perspective this category principally covers trading book positions.
- "Debt securities available for sale" include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, which we have classified as available for sale.
- "Repo and repo-style transactions" consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions before application of netting and collateral received.

Although considered in the monitoring of maximum credit exposures, the following are not included in the details of our main credit exposure: brokerage and securities related receivables, cash and central bank balances, interbank balances (without central banks), assets held for sale, accrued interest receivables, traditional securitization positions as well as equity investments.

Main Credit Exposure Categories by Business Divisions

									Dec 31, 2016
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities[4]	Repo and repo-style transactions[5]	Total
Global Markets	62,567	22,006	656	42,711	11,240	72,180	3,296	91,561	306,216
Corporate & Investment Banking	82,620	126,593	48,123	520	1,756	162	272	6,574	266,619
Private, Wealth and Commercial Clients	159,658	9,139	2,664	317	0	1	139	0	171,918
Deutsche Asset Management	343	55	21	27	7	2,569	26	0	3,047
Postbank	104,728	7,837	320	420	0	0	17,220	4,290	134,816
Non-Core Operations Unit	3,133	131	434	175	191	257	0	34	4,355
Consolidation & Adjustments and Other	407	302	123	24	0	6,124	33,768	2,450	43,197
Total	413,455	166,063	52,341	44,193	13,193	81,293	54,722	104,909	930,169

[1] Includes impaired loans amounting to € 7.4 billion as of December 31, 2016.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 10.3 billion as of December 31, 2016.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Includes debt securities on financial assets available for sale and securities held to maturity.
[5] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

									Dec 31, 2015
in € m.	Loans[1]	Irrevocable lending commit-ments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Global Markets	58,092	25,467	1,292	44,824	13,905	85,454	3,454	110,581	343,069
Corporate & Investment Banking	97,280	129,420	51,005	503	1,176	147	326	9,986	289,843
Private, Wealth and Commercial Clients	163,772	11,383	3,738	314	0	13	161	0	179,381
Deutsche Asset Management	265	63	22	406	10	4,296	3,281	0	8,343
Postbank	103,525	5,798	336	344	0	0	17,128	7,132	134,263
Non-Core Operations Unit	9,335	1,642	784	2,625	368	6,934	1,932	14	23,634
Consolidation & Adjustments and Other	508	775	149	37	0	6,368	41,985	862	50,684
Total	432,777	174,549	57,325	49,053	15,459	103,212	68,266	128,575	1,029,215

[1] Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

As part of our resegmentation all Treasury activities have been moved in 2016 into Consolidation & Adjustments. The main contributor to the credit exposures included in Consolidation & Adjustments is Treasury liquidity reserves. Financial resources associated with Treasury activities are allocated to the divisional total assets and not at an individual asset line. This allocation in the main credit exposure categories would reduce the total credit exposure in Consolidation & Adjustment to € 8.9 billion as of December 31, 2016 and € 9.2 billion as of December 31, 2015 and would increase the other divisional totals respectively.

Our main credit exposure decreased by € 99.0 billion.

- From a divisional perspective decreases in exposure are observed across all divisions except Postbank. Our exposure in Global Markets decreased by € 36.9 billion and in Corporate & Investment Banking by € 23.2 billion. Our Non-Core Operations Unit achieved a managed reduction of € 19.3 billion.
- From a product perspective strong exposure reductions have been observed for repo and repo-style transactions, traded bonds, loans, and debt securities.

Main Credit Exposure Categories by Industry Sectors

in € m.	Loans[1]	Irrevocable lending commit-ments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities[4]	Repo and repo-style transactions[5]	Total
									Dec 31, 2016
Financial intermediation	49,630	31,296	10,189	22,554	3,115	19,580	16,452	104,095	256,911
Fund management activities	26,062	6,843	53	1,441	115	1,322	183	59	36,077
Manufacturing	29,932	41,801	15,067	2,850	1,658	2,368	302	2	93,980
Wholesale and retail trade	16,733	10,473	5,607	518	443	556	30	0	34,360
Households	187,862	9,936	1,267	652	105	2	0	0	199,825
Commercial real estate activities	27,324	4,372	512	1,780	2,015	861	78	67	37,008
Public sector	15,707	1,795	189	6,457	629	47,265	35,515	480	108,037
Other	60,206	59,548	19,456	7,941	5,114	9,339	2,162	205	163,972
Total	413,455	166,063	52,341	44,193	13,193	81,293	54,722	104,909	930,169

1 Includes impaired loans amounting to € 7.4 billion as of December 31, 2016.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 10.3 billion as of December 31, 2016.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Includes debt securities on financial assets available for sale and securities held to maturity.
5 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

in € m.	Loans[1,2]	Irrevocable lending commit-ments[2,3]	Contingent liabilities	OTC derivatives[4]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[5]	Total
									Dec 31, 2015
Financial intermediation	61,357	33,391	11,717	26,539	3,815	24,761	23,772	124,340	309,692
Fund management activities	25,923	8,952	381	1,601	118	2,303	461	237	39,976
Manufacturing	27,937	40,969	17,192	2,885	1,500	2,341	314	–	93,137
Wholesale and retail trade	18,209	12,594	5,424	1,038	499	564	95	1	38,423
Households	200,818	11,638	2,013	719	128	–	0	34	215,350
Commercial real estate activities	22,578	4,803	681	1,812	3,429	738	205	40	34,285
Public sector	17,113	2,510	280	6,170	491	55,774	39,085	2,242	123,664
Other	58,842	59,692	19,636	8,289	5,478	16,731	4,333	1,680	174,688
Total	432,777	174,549	57,325	49,053	15,459	103,212	68,266	128,575	1,029,215

1 Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.
2 Comparatives have been restated to reflect changes in industry sectors.
3 Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
5 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

The above table gives an overview of our credit exposure by industry, allocated based on the NACE code of the counterparty we are doing business with.

From an industry perspective, our credit exposure is lower compared with last year mainly due to a decrease in Financial intermediation of € 52.8 billion and Public sector of € 15.6 billion, driven by lower Repo and repo style transactions and traded bonds exposure, as well as decrease in the Households category by € 15.5 billion mainly attributable to reduced loan exposure.

Loan exposures to the industry sectors financial intermediation, manufacturing and public sector comprise predominantly investment-grade loans. The portfolio is subject to the same credit underwriting requirements stipulated in our "Principles for Managing Credit Risk", including various controls according to single name, country, industry and product-specific concentration.

Material transactions, such as loans underwritten with the intention to syndicate, are subject to review by senior credit risk management professionals and (depending upon size) an underwriting credit committee and/or the Management

Board. High emphasis is placed on structuring such transactions so that de-risking is achieved in a timely and cost effective manner. Exposures within these categories are mostly to good quality borrowers and also subject to further risk mitigation as outlined in the description of our Credit Portfolio Strategies Group's activities.

Our household loans exposure amounting to € 187.9 billion as of December 31, 2016 (€ 200.8 billion as of December 2015) is principally associated with our PCC and Postbank portfolios. € 150.6 billion (80 %) of the portfolio comprises mortgages, of which € 119.5 billion are held in Germany. The remaining exposures (€ 37.6 billion, 20 %) are predominantly consumer finance business related. Given the largely homogeneous nature of this portfolio, counterparty credit worthiness and ratings are predominately derived by utilizing an automated decision engine.

Mortgage business is principally the financing of owner occupied properties sold by various business channels in Europe, primarily in Germany but also in Spain, Italy and Poland, with exposure normally not exceeding real estate value. Consumer finance is divided into personal installment loans, credit lines and credit cards. Various lending requirements are stipulated, including (but not limited to) maximum loan amounts and maximum tenors and are adapted to regional conditions and/or circumstances of the borrower (i.e., for consumer loans a maximum loan amount taking into account household net income). Interest rates are mostly fixed over a certain period of time, especially in Germany. Second lien loans are not actively pursued.

The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than consumer finance loans and they are extended for longer time horizons. Consumer finance loan risk depends on client quality. Given that they are uncollateralized, compared with mortgages they are also smaller in value and are extended for shorter time. Based on our underwriting criteria and processes, diversified portfolio (customers/properties) and low loan-to-value (LTV) ratios, the mortgage portfolio is categorized as lower risk and consumer finance medium risk.

Our commercial real estate loans, primarily in the US and Europe, are generally secured by first mortgages on the underlying real estate property. Credit underwriting policy guidelines provide that LTV ratios of generally less than 75 % are maintained. Additionally, given the significance of the underlying collateral independent external appraisals are commissioned for all secured loans by our valuation team (part of the independent Credit Risk Management function) which is also responsible for reviewing and challenging the reported real estate values regularly.

The Commercial Real Estate Group only in exceptional cases retains mezzanine or other junior tranches of debt (although we do underwrite mezzanine loans), also the Postbank portfolio holds an insignificant sub-portfolio of junior tranches. Loans originated for distribution are carefully monitored under a pipeline limit. Securitized loan positions are entirely sold (except where regulation requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. This hold portfolio, which is held at amortized cost, is also subject to the aforementioned principles and policy guidelines. We also participate in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other public companies, which are generally investment-grade. We provide both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. In addition, sub-performing and non-performing loans and pools of loans are acquired from other financial institutions at generally substantial discounts to both the notional amounts and current collateral values. The underwriting process for these is stringent and the exposure is managed under separate portfolio limits. Exposures within NCOU have been further reduced over the course of the year and account for less than 3 % of the entire Commercial Real Estate portfolio as of December 31, 2016. Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.

The category Other loans, with exposure of € 60.2 billion as of December 31, 2016 (€ 58.8 billion as of December 31, 2015) relates to numerous smaller industry sectors with no individual sector greater than 6 % of total loans.

Our credit exposure to our ten largest counterparties accounted for 7 % of our aggregated total credit exposure in these categories as of December 31, 2016 compared with 6 % as of December 31, 2015. Our top ten counterparty exposures were with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

Our credit exposure to each of the focus industries "Oil and Gas", "Metals, Mining & Steel" and "Shipping" is less than 2 % of our total credit exposure.

Our loan exposure to the "Oil & Gas" industry is approximately € 8 billion. Around 50 % of our credit exposure is to investment-grade rated borrowers, mainly in the more resilient segments Oil Majors and National Oil & Gas companies. Less than 25 % of our "Oil & Gas" credit portfolio is to sectors that we consider higher risk and more impacted by the low oil price, namely sub-investment-grade Exploration & Production (predominantly senior secured) and Oil & Gas Services & Equipment segments.

Our loan exposure in our "Metals, Mining and Steel" portfolio is approximately € 6 billion. This portfolio is of lower quality compared to our overall Corporate credit portfolio, and has an investment-grade ratio of just 27 %. In line with the structure of the industry, a significant share of our portfolio is in Emerging Markets countries. Our strategy is to reduce this credit portfolio due to elevated risks of this industry, namely material oversupply with resulting pressure on prices and margins.

Our loan exposure to "Shipping" accounts for approximately € 5 billion and is largely collateralized. The portfolio is diversified across ship types with global associated risks due to diversified trading income though the counterparties mainly domiciled in Europe. A high proportion of the portfolio is sub investment grade rated in reflection of the prolonged challenging market conditions over recent years. Exposure to the German "KG" sector (non-recourse financing of vessels via closed end funds) is less than 10 % of the total Shipping exposure.

Main credit exposure categories by geographical region

Dec 31, 2016

in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities[4]	Repo and repo-style transactions[5]	Total
Germany	197,368	27,954	11,511	2,636	236	3,070	12,970	5,571	261,316
Western Europe (excluding Germany)	96,297	36,496	15,798	22,852	2,800	19,565	26,755	18,811	239,375
thereof:									
France	2,703	5,854	1,373	1,436	216	2,255	4,866	1,830	20,534
Luxembourg	19,312	2,998	575	1,521	330	1,228	7,179	372	33,515
Netherlands	8,934	6,370	1,749	3,270	224	2,164	4,143	474	27,328
United Kingdom	7,942	7,331	1,422	7,925	519	4,224	1,929	9,327	40,620
Eastern Europe	9,664	1,475	1,437	456	1,121	1,288	1,713	36	17,191
thereof:									
Poland	7,402	702	208	65	6	281	1,542	0	10,205
Russia	836	432	425	38	645	174	77	0	2,626
North America	69,921	92,699	12,013	12,162	6,471	36,332	11,444	61,771	302,814
thereof:									
Canada	2,247	2,288	163	1,723	112	628	249	95	7,505
Cayman Islands	2,993	1,045	86	725	37	1,215	24	11,679	17,804
U.S.	56,567	87,503	11,336	9,307	6,181	30,961	10,843	47,528	260,225
Central and South America	5,338	1,113	1,196	1,020	621	1,975	202	890	12,356
thereof:									
Brazil	1,655	178	626	207	61	843	179	594	4,342
Mexico	618	414	170	299	73	561	0	10	2,145
Asia/Pacific	31,644	5,782	9,958	4,753	1,606	18,525	1,425	17,515	91,208
thereof:									
China	2,953	722	1,113	446	11	687	0	1,945	7,877
Japan	888	299	350	941	95	3,932	17	9,002	15,522
South Korea	1,393	59	767	692	0	1,609	0	0	4,521
Africa	2,045	421	387	164	335	419	0	314	4,085
Other	1,178	122	40	150	3	119	212	0	1,825
Total	413,455	166,063	52,341	44,193	13,193	81,293	54,722	104,909	930,169

1 Includes impaired loans amounting to € 7.4 billion as of December 31, 2016.
2 Includes irrevocable lending commitments related to consumer credit exposure of €10.3 billion as of December 31, 2016.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Includes debt securities on financial assets available for sale and securities held to maturity.
5 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Dec 31, 2015 Total
Germany	203,387	23,621	11,663	3,044	530	5,065	20,080	6,568	273,957
Western Europe (excluding Germany)	100,414	42,700	17,525	21,156	3,237	21,463	37,684	30,240	274,420
thereof:									
France	2,335	5,904	1,535	1,015	279	3,445	6,875	3,514	24,901
Luxembourg	19,890	3,140	648	1,629	481	1,746	9,937	318	37,790
Netherlands	10,405	5,851	2,348	3,498	297	2,508	6,243	456	31,606
United Kingdom	8,828	9,880	1,608	6,161	508	4,614	4,762	16,352	52,713
Eastern Europe	10,319	1,946	1,650	450	1,409	2,738	244	55	18,811
thereof:									
Poland	7,434	705	281	50	–	1,640	85	–	10,195
Russia	1,295	533	583	42	953	113	–	1	3,520
North America	72,008	96,310	14,154	14,468	6,784	50,842	7,890	74,061	336,517
thereof:									
Canada	1,481	2,391	590	1,764	54	1,016	659	1,676	9,631
Cayman Islands	2,882	1,931	91	919	149	1,724	62	12,459	20,216
U.S.	60,991	90,773	12,966	11,367	6,146	47,786	7,158	58,496	295,683
Central and South America	6,506	1,111	1,218	1,706	731	2,345	25	1,240	14,883
thereof:									
Brazil	2,267	344	587	458	53	1,191	4	526	5,430
Mexico	731	102	91	331	107	363	19	378	2,121
Asia/Pacific	37,202	7,685	10,321	7,901	2,201	20,372	2,075	14,794	102,551
thereof:									
China	5,646	1,005	954	571	32	976	–	964	10,149
Japan	848	336	357	1,348	41	3,930	22	5,556	12,438
South Korea	2,158	16	919	1,000	0	1,359	8	–	5,460
Africa	2,123	501	537	300	227	324	100	351	4,464
Other	817	674	258	29	340	62	166	1,266	3,612
Total	432,777	174,549	57,325	49,053	15,459	103,212	68,266	128,575	1,029,215

[1] Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

The above table gives an overview of our credit exposure by geographical region, allocated based on the counterparty's country of domicile, see also section "Credit Exposure to Certain Eurozone Countries" of this report for a detailed discussion of the "country of domicile view".

Our largest concentration of credit risk within loans from a regional perspective is in our home market Germany, with a significant share in households, which includes the majority of our mortgage lending business.

Within the OTC derivatives business, tradable assets as well as repo and repo-style transactions, our largest concentrations from a regional perspective were in Western Europe (excluding Germany) and North America. From the industry perspective, exposures from OTC derivative as well as repo and repo-style transactions have a significant share in highly rated financial intermediation companies. For tradable assets, a large proportion of exposure is also with public sector companies.

As of December 31, 2016, our loan book decreased to € 413.5 billion (compared to € 432.8 billion as of December 31, 2015) mainly as a result of lower levels of exposures in Germany and Asia Pacific. Our households and financial intermediation loan books experienced the largest decreases. The decrease in loans in Germany and United States was mainly driven by managed reductions in Corporate & Investment Banking and Non-Core Operations Unit that were conducted in order to reduce risk weighted assets. Repo and Repo style transactions decreased by € 23.7 billion mainly in North America and Western Europe (excluding Germany). This decline was driven by reductions in both our client balance sheet and firm financing needs as well as by reduced short coverage requirements.

Credit Exposure to Certain Eurozone Countries

Certain eurozone countries are presented within the table below due to concerns relating to sovereign risk.

In our "country of domicile view" we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The following table, which is based on the country of domicile view, presents our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties' ability to draw on undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain European countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total	
in € m.	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016[1]	Dec 31, 2015
Greece												
Gross	89	0	743	732	986	1,539	6	7	0	0	1,824	2,277
Undrawn	0	0	31	23	21	118	0	0	0	0	52	142
Net	83	0	258	237	15	95	1	1	0	0	357	333
Ireland												
Gross	826	459	908	998	9,280	8,752	31	35	3,263[2]	4,361[2]	14,308	14,605
Undrawn	0	0	42	23	2,000	2,568	1	0	172[2]	393[2]	2,214	2,984
Net	569	28	352	528	5,374	5,327	5	5	3,459[2]	4,347[2]	9,759	10,235
Italy												
Gross	2,735	4,048	3,051	2,421	10,591	10,642	17,122	17,841	358	470	33,857	35,421
Undrawn	32	25	74	73	4,730	4,622	208	148	26	24	5,069	4,892
Net	438	507	920	754	7,514	7,093	7,288	6,989	344	448	16,504	15,792
Portugal												
Gross	61	112	127	260	1,424	1,509	1,674	1,743	65	59	3,352	3,684
Undrawn	0	0	12	22	232	210	12	25	0	0	256	258
Net	79	64	73	181	1,205	1,111	143	202	65	59	1,564	1,616
Spain												
Gross	1,325	729	1,947	1,292	8,340	9,350	9,770	9,928	112	257	21,493	21,556
Undrawn	0	0	261	203	4,310	4,235	283	298	3	14	4,858	4,750
Net	1,195	757	971	516	6,643	6,838	1,935	1,872	265	476	11,009	10,458
Total gross	5,037	5,348	6,776	5,703	30,621	31,792	28,603	29,553	3,797	5,147	74,835	77,544
Total undrawn	33	25	419	344	11,292	11,754	504	472	202	431	12,449	13,026
Total net[3]	2,364	1,356	2,574	2,216	20,751	20,463	9,371	9,069	4,133	5,330	39,194	38,434

1 Approximately 68 % of the overall exposure as per December 31, 2016 will mature within the next 5 years.
2 Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.
3 Total net exposure excludes credit valuation reserves for derivatives amounting to € 281 million as of December 31, 2016 and € 159 million as of December 31, 2015.

Total net exposure to the above selected eurozone countries increased by € 760 million in 2016 driven by exposure increases in Italy and Spain, partly offset by a decrease in Ireland.

Sovereign Credit Risk Exposure to Certain Eurozone Countries

The amounts below reflect a net "country of domicile view" of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone countries

				Dec 31, 2016				Dec 31, 2015
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	89	(6)	83	2	0	0	0	0
Ireland	569	0	569	74	55	(28)	28	1
Italy	2,662	(2,223)	438	398	3,989	(3,482)	507	36
Portugal	61	17	79	(8)	112	(48)	64	(9)
Spain	1,322	(127)	1,195	279	725	32	757	(12)
Total	**4,703**	**(2,339)**	**2,364**	**744**	4,881	(3,526)	1,356	17

1 Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
2 The amounts reflect the net fair value in relation to credit default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 1.0 billion in net sovereign exposure compared with year-end 2015 mainly reflects increases in debt securities in Ireland and Spain.

The above represents direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns, which as of December 31, 2016, amounted to € 261 million for Italy and € 401 million for Spain and as of December 31,2015 amounted to € 273 million for Italy and € 478 million for Spain.

Credit Exposure Classification

We also classify our credit exposure under two broad headings: consumer credit exposure and corporate credit exposure.

- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

The tables below show our Corporate Credit Exposure by product types and internal rating bands. Please refer to section "Measuring Credit Risk" for more details about our internal ratings.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – gross

in € m. (unless stated otherwise)							Dec 31, 2016
Ratingband	Probability of default in %[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	> 0.00 ≤ 0.04	43,149	21,479	5,699	16,408	46,014	132,749
iA	> 0.04 ≤ 0.11	39,734	45,635	13,712	12,566	6,616	118,264
iBBB	> 0.11 ≤ 0.5	57,287	47,480	16,753	8,300	1,696	131,515
iBB	> 0.5 ≤ 2.27	46,496	29,274	9,663	5,333	366	91,132
iB	> 2.27 ≤ 10.22	22,920	18,173	4,477	1,053	9	46,631
iCCC and below	> 10.22 ≤ 100	15,069	4,022	2,038	533	21	21,683
Total		224,655	166,063	52,341	44,193	54,722	541,974

1 Reflects the probability of default for a one year time horizon.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 10.3 billion as of December 31, 2016.
3 Includes the effect of netting agreements and cash collateral received where applicable.
4 Includes debt securities on financial assets available for sale and securities held to maturity.

in € m.
(unless stated otherwise)

Dec 31, 2015

Ratingband	Probability of default in %[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA–iAA	> 0.00 ≤ 0.04	50,712	23,035	6,384	22,753	59,157	162,042
iA	> 0.04 ≤ 0.11	49,197	46,220	15,464	10,998	4,515	126,394
iBBB	> 0.11 ≤ 0.5	62,044	44,603	18,283	7,871	1,911	134,711
iBB	> 0.5 ≤ 2.27	51,454	37,643	10,827	5,358	2,621	107,904
iB	> 2.27 ≤ 10.22	20,610	21,212	4,668	1,558	57	48,105
iCCC and below	> 10.22 ≤ 100	9,853	1,834	1,700	515	4	13,906
Total		243,871	174,548	57,325	49,053	68,266	593,063

1 Reflects the probability of default for a one year time horizon.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
3 Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall decrease in our corporate credit exposure in 2016 of € 51.1 billion or 8.6 %. Loans decreased by € 19.2 billion, mainly attributable to Germany and Asia/Pacific. The decrease is mainly due to managed reductions in Corporate & Investment Banking and our Non-Core Operations Unit with the aim to reduce risk weighted assets. Debt securities decreased by € 13.5 billion, almost entirely related to the top rating band, mainly driven by sale activity in Strategic Liquidity Reserve bond positions with the intention of reducing risk weighted assets. The decrease in irrevocable lending commitments of € 8.5 billion was primarily attributable to Western Europe (excluding Germany), North America and Asia/Pacific partly offset by an increase in Germany. The quality of the corporate credit exposure before risk mitigation has remained stable at 71 % share of investment-grade rated exposures compared to December 31, 2015.

We use risk mitigation techniques as described above to optimize our corporate credit exposure and reduce potential credit losses. The tables below disclose the development of our corporate credit exposure net of collateral, guarantees and hedges.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – net

in € m.
(unless stated otherwise)

Dec 31, 2016[1]

Rating band	Probability of default in %[2]	Loans	Irrevocable lending commitments	Contingent liabilities	OTC derivatives	Debt securities	Total
iAAA–iAA	> 0.00 ≤ 0.04	32,305	19,653	4,351	10,480	46,014	112,802
iA	> 0.04 ≤ 0.11	24,970	41,435	11,393	10,032	6,616	94,448
iBBB	> 0.11 ≤ 0.5	28,369	43,659	13,845	7,439	1,672	94,984
iBB	> 0.5 ≤ 2.27	19,573	27,206	5,932	4,034	361	57,105
iB	> 2.27 ≤ 10.22	8,090	16,745	2,176	1,020	9	28,041
iCCC and below	> 10.22 ≤ 100	5,954	2,872	889	509	21	10,246
Total		119,261	151,571	38,586	33,514	54,694	397,626

1 Net of eligible collateral, guarantees and hedges based on IFRS requirements.
2 Reflects the probability of default for a one year time horizon.

in € m.
(unless stated otherwise)

Dec 31, 2015[1]

Rating band	Probability of default in %[2]	Loans	Irrevocable lending commitments	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total
iAAA–iAA	> 0.00 ≤ 0.04	37,450	20,567	4,963	14,844	59,157	136,982
iA	> 0.04 ≤ 0.11	31,446	42,466	13,256	7,983	4,515	99,666
iBBB	> 0.11 ≤ 0.5	31,706	41,190	15,230	6,848	1,911	96,885
iBB	> 0.5 ≤ 2.27	23,865	35,173	6,811	4,139	2,621	72,609
iB	> 2.27 ≤ 10.22	8,698	20,309	2,411	1,516	57	32,990
iCCC and below	> 10.22 ≤ 100	4,532	1,670	759	514	4	7,479
Total		137,696	161,375	43,429	35,844	68,266	446,610

1 Net of eligible collateral, guarantees and hedges based on IFRS requirements.
2 Reflects the probability of default for a one year time horizon.

The corporate credit exposure net of collateral amounted to € 397.6 billion as of December 31, 2016 resulting in a risk mitigation of 27 % or € 144.3 billion compared to the corporate gross exposure. This includes a more significant reduction of 47 % for our loans exposure which includes a reduction by 60 % for the lower-rated sub-investment-grade rated loans and 39 % for the higher-rated investment-grade rated loans. The risk mitigation for the total exposure in the weakest rating band was 53 %, which was significantly higher than 15 % in the strongest rating band.

The risk mitigation of € 144.3 billion is split into 29 % guarantees and hedges and 71 % other collateral.

CPSG Risk Mitigation for the Corporate Credit Exposure

Our Credit Portfolio Strategies Group ("CPSG") helps mitigate the risk of our corporate credit exposures. The notional amount of CPSG's risk reduction activities decreased from € 45.0 billion as of December 31, 2015, to € 43.3 billion as of December 31, 2016

As of year-end 2016, CPSG mitigated the credit risk of € 42.2 billion of loans and lending-related commitments as of December 31, 2016, through synthetic collateralized loan obligations supported predominantly by financial guarantees. This position totaled € 41.4 billion as of December 31, 2015.

CPSG also held credit derivatives with an underlying notional amount of € 1.1 billion. The position totaled € 3.6 billion as of December 31, 2015. The credit derivatives used for our portfolio management activities are accounted for at fair value.

CPSG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of CPSG loans and commitments reported at fair value decreased during the year to € 3.9 billion as of December 31, 2016, from € 8.2 billion as of December 31, 2015.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer credit exposure, consumer loan delinquencies and net credit costs

	Total exposure in € m.[1]		90 days or more past due as a % of total exposure[1]		Net credit costs as a % of total exposure[2]	
	Dec 31, 2016	Dec 31, 2015[3]	Dec 31, 2016	Dec 31, 2015[3]	Dec 31, 2016	Dec 31, 2015[3]
Consumer credit exposure Germany:	150,639	149,748	0.75	0.87	0.13	0.16
Consumer and small business financing	20,316	20,326	2.45	2.77	0.99	0.89
Mortgage lending	130,324	129,422	0.48	0.57	0.00	0.05
Consumer credit exposure outside Germany	38,162	39,158	4.22	4.89	0.68	0.54
Consumer and small business financing	13,663	13,259	8.44	9.55	0.98	1.18
Mortgage lending	24,499	25,898	1.87	2.50	0.51	0.21
Total consumer credit exposure	188,801	188,906	1.45	1.70	0.24	0.24

1 Includes impaired loans amounting to € 3.1 billion as of December 31, 2016 and € 3.6 billion as of December 31, 2015.
2 Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.
3 Retrospective as of December 31, 2015, about € 454 million Postbank mortgage loans are no longer assigned to Germany but rather Mortgage lending outside Germany. These mortgage loans were in the context of a securitization, which was cancelled in 2016, previously reported as mortgage loans Germany.

The volume of our consumer credit exposure decreased from year-end 2015 to December 31, 2016 by € 105 million, or 0.1 %, driven by reductions in our loan books in Italy (€ -1.0 billion), in Spain (€ -147 million) and in Poland (€ -105 million), which were partly compensated by increases in Germany (€ +890 million) and in India (€ +319 million). The volume changes in Italy, Germany, Spain and Poland were influenced by selective non-performing loan portfolio sales. Additionally the reduction in Poland was affected by FX effects.

The 90 days or more past due ratio of our consumer credit exposure decreased from 1.70 % as of year-end 2015 to 1.45 % as of December 31, 2016. The total net credit costs as a percentage of our consumer credit exposure stayed unchanged at 0.24 %. This ratio was positively affected by the further improved and stabilized environment in countries in which we operate and by aforementioned non-performing loan portfolio sale in Italy and negatively affected by non-performing loan portfolio sales in Spain (mainly NCOU unit).

Consumer mortgage lending exposure grouped by loan-to-value buckets[1]

	Dec 31, 2016	Dec 31, 2015
≤ 50 %	68 %	68 %
> 50 ≤ 70 %	16 %	16 %
> 70 ≤ 90 %	9 %	9 %
> 90 ≤ 100 %	3 %	3 %
> 100 ≤ 110 %	2 %	2 %
> 110 ≤ 130 %	1 %	1 %
> 130 %	1 %	2 %

[1] When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total exposure divided by the current assessed value of the respective properties. These values are updated on a regular basis. The exposure of transactions that are additionally backed by liquid collaterals is reduced by the respective collateral values, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collaterals. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.

The creditor's creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV's, the better the creditor's creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of December 31, 2016, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50 %, unchanged to the previous year.

Credit Exposure from Derivatives

All exchange traded derivatives are cleared through central counterparties ("CCPs"), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use CCP services for OTC derivative transactions ("OTC clearing"); we thereby benefit from the credit risk mitigation achieved through the CCP's settlement system.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("DFA") provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of, and capital, margin and business conduct standards for, swap dealers, security-based swap dealers, major swap participants and major security-based swap participants. The DFA and related Commodity Futures Trading Commission ("CFTC") rules introduced in 2013 mandatory OTC clearing in the United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories ("EMIR") introduced a number of risk mitigation techniques for non-centrally cleared OTC derivatives in 2013 and the reporting of OTC and exchange traded derivatives in 2014. Mandatory clearing for certain standardized OTC derivatives transactions in the EU began in June 2016, and margin requirements for uncleared OTC derivative transactions in the EU started in February 2017, beginning with the initial margin requirement, which followed a phased implementation schedule, and followed by the variation margin requirement, which started March 2017.

The CFTC adopted final rules in 2016 that require additional interest rate swaps to be cleared, with a phased implementation schedule ending in October 2018. In December 2016, also pursuant to the DFA, the CFTC re-proposed regulations to impose position limits on certain commodities and economically equivalent swaps, futures and options. This proposal has not yet been finalized. The Securities and Exchange Commission ("SEC") has also finalized rules regarding registration, business conduct standards and trade acknowledgement and verification requirements for security-based swap dealers and major security-based swap participants, although these rules will not come into effect until the SEC completes further security-based swap rulemakings. Finally, U.S. prudential regulators (the OCC, Federal Reserve, FDIC, Farm Credit Administration and FHFA) and the CFTC have adopted final rules establishing margin requirements for non-cleared swaps and security-based swaps. The final margin rules follow a phased implementation schedule, with certain initial margin and variation margin requirements in effect as of September 2016, additional variation margin requirements in effect as of March 1, 2017, and additional initial margin requirements phased in on an annual basis from September 2017 through September 2020, with the relevant compliance dates depending in each case on the transactional volume of the parties and their affiliates.

The following table shows a breakdown of notional amounts and gross market value of derivative transactions along with a breakdown of notional amounts of OTC derivative assets and liabilities on the basis of clearing channel.

Notional amounts of derivatives on basis of clearing channel and type of derivative

Dec 31, 2016

	Notional amount maturity distribution						
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:							
OTC	13,214,990	8,828,544	6,102,510	28,146,044	309,405	284,954	24,451
Bilateral (Amt)	2,777,349	3,625,915	2,645,075	9,048,340	272,059	248,396	23,664
CCP (Amt)	10,437,641	5,202,629	3,457,434	19,097,704	37,346	36,558	787
Exchange-traded	5,013,591	1,387,444	1,174	6,402,209	326	394	(68)
Total Interest rate related	18,228,581	10,215,988	6,103,684	34,548,253	309,731	285,348	24,382
Currency related:							
OTC	3,994,113	1,053,558	537,044	5,584,715	129,731	126,480	3,251
Bilateral (Amt)	3,938,295	1,053,434	537,044	5,528,773	129,288	126,049	3,239
CCP (Amt)	55,818	124	0	55,942	443	431	12
Exchange-traded	29,431	398	35	29,864	6	54	(48)
Total Currency related	4,023,544	1,053,956	537,078	5,614,579	129,738	126,534	3,203
Equity/index related:							
OTC	366,170	168,529	25,313	560,012	20,358	23,692	(3,334)
Bilateral (Amt)	366,170	168,529	25,313	560,012	20,358	23,692	(3,334)
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	472,888	74,045	9,006	555,939	6,172	8,575	(2,402)
Total Equity/index related	839,058	242,574	34,319	1,115,951	26,531	32,266	(5,736)
Credit derivatives related							
OTC	297,563	1,076,954	142,572	1,517,089	21,297	22,399	(1,102)
Bilateral (Amt)	157,950	298,313	58,852	515,115	7,426	8,238	(811)
CCP (Amt)	139,613	778,640	83,720	1,001,974	13,870	14,161	(291)
Exchange-traded	0	0	0	0	0	0	0
Total Credit derivatives related	297,563	1,076,954	142,572	1,517,089	21,297	22,399	(1,102)
Commodity related:							
OTC	2,660	1,657	9,222	13,539	479	653	(175)
Bilateral (Amt)	2,660	1,657	9,222	13,539	479	653	(175)
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	53,757	8,766	0	62,523	440	503	(63)
Total Commodity related	56,417	10,423	9,222	76,062	918	1,156	(238)
Other:							
OTC	13,994	6,856	98	20,948	443	719	(276)
Bilateral (Amt)	13,963	6,856	98	20,917	433	698	(265)
CCP (Amt)	31	0	0	31	10	21	(11)
Exchange-traded	4,929	0	0	4,929	10	29	(18)
Total Other	18,923	6,856	98	25,877	453	747	(295)
Total OTC business	17,889,490	11,136,098	6,816,759	35,842,347	481,712	458,897	22,816
Total bilateral business	7,256,387	5,154,704	3,275,604	15,686,696	430,043	407,725	22,318
Total CCP business	10,633,102	5,981,394	3,541,155	20,155,651	51,669	51,172	497
Total exchange-traded business	5,574,597	1,470,653	10,214	7,055,464	6,954	9,555	(2,600)
Total	23,464,086	12,606,751	6,826,973	42,897,811	488,667	468,451	20,215
Positive market values after netting and cash collateral received	0	0	0	0	44,784	0	0

Dec 31, 2015

in € m.	Notional amount maturity distribution: Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:							
OTC	10,955,593	9,682,810	6,375,377	27,013,781	345,998	325,179	20,819
Bilateral (Amt)	3,906,875	4,952,043	3,205,837	12,064,755	316,736	298,220	18,516
CCP (Amt)	7,048,718	4,730,767	3,169,540	14,949,025	29,261	26,959	2,302
Exchange-traded	4,452,134	1,400,495	3,742	5,856,371	272	237	35
Total Interest rate related	15,407,727	11,083,305	6,379,119	32,870,152	346,270	325,416	20,854
Currency related:							
OTC	4,672,846	1,134,801	531,085	6,338,731	116,007	115,379	628
Bilateral (Amt)	4,644,414	1,134,686	531,085	6,310,184	115,900	115,270	630
CCP (Amt)	28,432	115	0	28,547	107	109	(2)
Exchange-traded	33,064	15	0	33,079	109	174	(65)
Total Currency related	4,705,910	1,134,815	531,085	6,371,810	116,116	115,553	563
Equity/index related:							
OTC	394,193	197,092	23,521	614,806	25,063	28,818	(3,756)
Bilateral (Amt)	394,193	197,092	23,521	614,806	25,063	28,818	(3,756)
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	501,706	66,571	8,993	577,270	5,533	6,164	(631)
Total Equity/index related	895,899	263,663	32,514	1,192,076	30,596	34,983	(4,387)
Credit derivatives related							
OTC	270,524	949,312	129,622	1,349,458	23,548	20,992	2,556
Bilateral (Amt)	176,492	445,572	72,423	694,486	14,784	12,386	2,399
CCP (Amt)	94,032	503,741	57,199	654,972	8,763	8,606	157
Exchange-traded	0	0	0	0	0	0	0
Total Credit derivatives related	270,524	949,312	129,622	1,349,458	23,548	20,992	2,556
Commodity related:							
OTC	5,998	1,260	9,516	16,775	776	891	(115)
Bilateral (Amt)	5,998	1,260	9,516	16,775	776	891	(115)
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	78,204	27,066	10	105,279	497	604	(107)
Total Commodity related	84,202	28,326	9,526	122,054	1,273	1,496	(223)
Other:							
OTC	20,621	5,378	43	26,043	906	1,953	(1,048)
Bilateral (Amt)	20,618	5,378	43	26,039	902	1,953	(1,051)
CCP (Amt)	3	0	0	3	3	0	3
Exchange-traded	8,430	11	0	8,441	22	49	(27)
Total Other	29,051	5,389	43	34,484	928	2,002	(1,074)
Total OTC business	16,319,775	11,970,654	7,069,164	35,359,593	512,297	493,213	19,084
Total bilateral business	9,148,589	6,736,032	3,842,425	19,727,045	474,162	457,538	16,623
Total CCP business	7,171,186	5,234,622	3,226,739	15,632,548	38,135	35,674	2,461
Total exchange-traded business	5,073,538	1,494,157	12,746	6,580,441	6,433	7,229	(795)
Total	21,393,313	13,464,811	7,081,910	41,940,034	518,730	500,441	18,289
Positive market values after netting and cash collateral received	0	0	0	0	53,202	0	0

Equity Exposure

The table below presents the carrying values of our equity investments according to IFRS definition split by trading and nontrading for the respective reporting dates. We manage our respective positions within our market risk and other appropriate risk frameworks.

Composition of our Equity Exposure

in € m.	Dec 31, 2016	Dec 31, 2015
Trading Equities	75,633	76,044
Nontrading Equities[1]	2,979	3,228
Total Equity Exposure	78,613	79,273

[1] Includes equity investment funds amounting to € 288 million as of December 31, 2016 and € 642 million as of December 31, 2015.

As of December 31, 2016, our Trading Equities exposure was mainly composed of € 74.4 billion from Global Markets activities and € 1.2 billion from Deutsche Asset Management business. Overall trading equities decreased by € 411 million year on year driven by decreased exposure in Deutsche Asset Management which was partly offset by increases in Global Markets.

Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower's contractual obligations are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Dec 31, 2016			Dec 31, 2015		
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	219,106	182,760	401,865	237,758	182,306	420,064
Past due loans, neither renegotiated nor impaired	882	2,445	3,327	1,143	2,544	3,687
Loans renegotiated, but not impaired	357	459	816	438	437	875
Impaired loans	4,310	3,137	7,447	4,532	3,619	8,151
Total	224,655	188,801	413,455	243,871	188,906	432,777

Past Due Loans

Loans are considered to be past due if contractually agreed payments of principal and/or interest remain unpaid by the borrower, except if those loans are acquired through consolidation. The latter are considered to be past due if payments of principal and/or interest, which were expected at a certain payment date at the time of the initial consolidation of the loans, are unpaid by the borrower.

Non-impaired past due loans at amortized cost by past due status

in € m.	Dec 31, 2016	Dec 31, 2015
Loans less than 30 days past due	2,116	2,387
Loans 30 or more but less than 60 days past due	494	547
Loans 60 or more but less than 90 days past due	268	281
Loans 90 days or more past due	484	540
Total	3,363	3,755

Non-impaired past due loans at amortized cost by industry

in € m.	Dec 31, 2016	Dec 31, 2015[1]
Financial intermediation	95	203
Fund management activities	28	16
Manufacturing	278	125
Wholesale and retail trade	172	131
Households	2,076	2,495
Commercial real estate activities	190	192
Public sector	12	3
Other	512	592
Total	3,363	3,755

[1] Comparatives have been restated to reflect changes in industry sectors.

Non-impaired past due loans at amortized cost by region

in € m.	Dec 31, 2016	Dec 31, 2015
Germany	1,299	1,430
Western Europe (excluding Germany)	1,531	1,417
Eastern Europe	155	139
North America	233	641
Central and South America	18	8
Asia/Pacific	113	106
Africa	14	15
Other	0	0
Total	3,363	3,755

Our non-impaired past due loans decreased by € 392 million to € 3.4 billion as of December 31, 2016 mainly driven by a small number of counterparties in PW&CC.

Aggregated value of collateral – with the fair values of collateral capped at loan outstanding – held against our non-impaired past due loans

in € m.	Dec 31, 2016	Dec 31, 2015
Financial and other collateral	1,775	2,254
Guarantees received	148	133
Total	1,923	2,387

Our aggregated value of collateral held against our non-impaired past due loans as of December 31, 2016 decreased in line with the reduction of non-impaired past due loans compared to prior year.

Forborne Loans

For economic or legal reasons we might enter into a forbearance agreement with a borrower who faces or will face financial difficulties in order to ease the contractual obligation for a limited period of time. A case by case approach is applied for our corporate clients considering each transaction and client specific facts and circumstances. For consumer loans we offer forbearances for a limited period of time, in which the total or partial outstanding or future installments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, our risk management strategies and the local legislation. In case a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired.

In our management and reporting of forborne loans, we are following the EBA definition for forbearances and non-performing loans (Implementing Technical Standards (ITS) on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013). Once the conditions mentioned in the ITS are met, we report the loan as being forborne; we remove the loan from our forbearance reporting, once the discontinuance criteria in the ITS are met (i.e., the contract is considered as performing, a minimum 2 year probation period has passed, regular payments of more than an insignificant aggregate amount of principal or interest have been made during at least half of the probation period, and none of the exposures to the debtor is more than 30 days past-due at the end of the probation period).

Forborne Loans

	Dec 31, 2016				Dec 31, 2015			
	Performing		Non-performing	Total forborne loans	Performing		Non-performing	Total forborne loans
in € m.	Nonimpaired	Nonimpaired	Impaired		Nonimpaired	Nonimpaired	Impaired	
German	907	374	983	2,264	1,067	441	1,096	2,605
Non-German	799	709	1,697	3,204	619	716	1,801	3,136
Total	**1,706**	**1,083**	**2,679**	**5,468**	1,686	1,157	2,897	5,741

The reduction of Total forborne loans in 2016 of € 273 million was driven by performing as well as non-performing forborne loans to German clients, mainly driven by NCOU reflecting de-risking activities and PW&CC resulting from the ongoing benign environment in the German credit market.

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event"). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
- a reliable estimate of the loss amount can be made.

Credit Risk Management's loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by Group Finance and Risk Senior Management.

For further details with regard to impaired loans please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for de-recognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

For further details regarding our accounting policies regarding impairment loss and allowance for credit losses please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Impaired loans, allowance for loan losses and coverage ratios by business division

	Dec 31, 2016			Dec 31, 2015			2016 increase (decrease) from 2015	
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Global Markets[1]	181	187	103	5	83	1,814	177	(1,711)
Corporate & Investment Banking	2,826	1,706	60	2,154	1,375	64	672	(3)
Private, Wealth & Commercial Clients	1,938	1,210	62	2,157	1,332	62	(219)	1
Deutsche Asset Management[2]	0	1	N/M	0	1	N/M	0	N/M
Postbank	1,708	1,007	59	1,846	1,126	61	(138)	(2)
Non-Core Operations Unit	794	432	54	1,989	1,109	56	(1,195)	(1)
thereof: assets reclassified to loans and receivables according to IAS 39	92	69	75	667	389	58	(575)	17
Consolidation & Adjustments and Other[2]	0	4	N/M	0	2	N/M	0	N/M
Total	7,447	4,546	61	8,151	5,028	62	(703)	(1)

N/M – Not meaningful.
[1] Impaired Loans in Global Markets are more than fully covered by loan loss allowance due to the latter including collectively assessed allowance for non-impaired loans.
[2] Allowance in Consolidation & Adjustments and Other and Deutsche Asset Management fully consists of collectively assessed allowance for non-impaired loans.

Impaired loans, allowance for loan losses and coverage ratios by industry

	Dec 31, 2016							
	Impaired Loans			Loan loss allowance				
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Financial intermediation	122	11	133	27	3	47	77	58
Fund management activities	14	7	21	1	0	4	5	26
Manufacturing	524	229	754	476	149	82	707	94
Wholesale and retail trade	472	234	707	223	161	29	413	58
Households	193	2,467	2,661	220	1,466	67	1,754	66
Commercial real estate activities	385	37	422	168	25	39	233	55
Public sector	19	0	19	4	0	3	7	35
Other[1]	2,397	334	2,731	953	168	230	1,351	49
Total	4,126	3,321	7,447	2,071	1,972	503	4,546	61

[1] Thereof "Transportation, storage and communication': Total Impaired Loans € 1.1 billion (40 %), Total Loan loss allowance € 650 million (48 %). The rest is split across various industries (of which no single one contributes 25 % or more to the total of the category 'Other').

Dec 31, 2015[1]

	Impaired Loans			Loan loss allowance				
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Financial intermediation	159	10	169	38	5	55	98	58
Fund management activities	23	10	33	1	0	7	8	25
Manufacturing	518	247	765	470	149	70	688	90
Wholesale and retail trade	280	257	538	182	154	45	381	71
Households	332	2,931	3,263	324	1,805	74	2,202	67
Commercial real estate activities	860	52	912	503	36	36	576	63
Public sector	16	0	16	2	0	2	5	32
Other[2]	2,047	408	2,456	733	186	153	1,071	44
Total	4,236	3,916	8,151	2,252	2,335	442	5,028	62

[1] Comparatives have been restated to reflect changes in industry sectors.
[2] Thereof 'Transportation, storage and communication': Total Impaired Loans € 865 million (34 %), Total Loan loss allowance € 375 million (35 %). The rest is split across various industries (of which no single one contributes 25 % or more to the totals of the category 'Other').

Impaired loans, allowance for loan losses and coverage ratios by region

Dec 31, 2016

	Impaired Loans			Loan loss allowance				
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,154	1,486	2,639	563	804	122	1,489	56
Western Europe (excluding Germany)	2,021	1,688	3,709	1,008	1,057	130	2,195	59
Eastern Europe	46	132	179	39	106	10	154	86
North America	495	1	496	148	0	128	277	56
Central and South America	4	0	5	3	0	14	16	363[1]
Asia/Pacific	341	14	355	286	5	76	367	103[1]
Africa	63	1	64	24	0	8	32	50
Other	2	0	2	0	0	17	17	908[1]
Total	4,126	3,321	7,447	2,071	1,972	503	4,546	61

[1] Impaired Loans in Central & South America, Asia Pacific and Other are more than fully covered by loan loss allowance due to the latter including collectively assessed allowance for non-impaired loans.

Dec 31, 2015

	Impaired Loans			Loan loss allowance				
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,362	1,642	3,004	647	930	105	1,682	56
Western Europe (excluding Germany)	2,280	2,057	4,337	1,294	1,237	132	2,662	61
Eastern Europe	76	179	255	38	165	10	213	83
North America	340	2	342	150	0	107	257	75
Central and South America	0	6	6	0	0	12	12	187[1]
Asia/Pacific	155	23	178	100	2	60	162	91
Africa	21	5	26	23	0	5	28	107[1]
Other	2	0	2	0	0	10	10	553[1]
Total	4,236	3,915	8,151	2,252	2,335	442	5,028	62

[1] Impaired Loans in Central & South America, Africa and Other are more than fully covered by loan loss allowance due to the latter including collectively assessed allowance for non-impaired loans.

Development of Impaired Loans

in € m.	Individually assessed	Collectively assessed	Dec 31, 2016 Total	Individually assessed	Collectively assessed	Dec 31, 2015 Total
Balance, beginning of year	**4,236**	**3,915**	**8,151**	4,990	4,359	9,348
Classified as impaired during the year	2,177	1,291	3,469	898	1,176	2,073
Transferred to not impaired during the year[1]	(1,080)	(723)	(1,803)	(1,010)	(859)	(1,869)
Charge-offs	(979)	(987)	(1,966)	(537)	(717)	(1,254)
Disposals of impaired loans	(266)	(161)	(427)	(239)	(53)	(292)
Exchange rate and other movements	38	(15)	23	135	10	145
Balance, end of year	**4,126**	**3,321**	**7,447**	4,236	3,915	8,151

[1] Includes repayments.

Our impaired loans decreased in 2016 by € 704 million or 9 % to € 7.4 billion resulting from reductions in our collectively assessed portfolio caused by NCOU, PW&CC and Postbank. There were further reductions in our individually assessed portfolio, where reductions in NCOU due to asset disposals more than offset new impairments in CIB and GM. The new impairments caused among other things by the continued market weakness of the shipping sector along and lower commodity prices in the metals and mining sector.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral) decreased from 62 % as of year-end 2015 to 61 % as of December 31, 2016.

Our impaired loans included € 92 million of loans reclassified to loans and receivables in accordance with IAS 39, down € 575 million or 86 % from the level at prior year end. This decline was mainly driven by charge-offs.

Provision for loan losses and recoveries by Industry

	2016					2015	
	Provision for loan losses before recoveries						
in € m.	For individually assessed loans	For collectively assessed impaired loans	For collectively assessed non-impaired loans	Total	Recoveries	Provision for loan losses before recoveries (total)	Recoveries
Financial intermediation	5	1	(9)	(3)	4	(5)	1
Fund management activities	0	1	(3)	(2)	0	2	0
Manufacturing	177	20	12	209	14	61	16
Wholesale and retail trade	43	28	(14)	58	4	78	4
Households	20	521	(10)	531	99	513	101
Commercial real estate activities	32	39	5	76	36	33	18
Public sector	(0)	0	1	0	0	(17)	0
Other[1]	552	58	55	665	31	378	21
Total	**829**	**668**	**37**	**1,534**	**187**	1,043	161

[1] The largest driver of Total Provision for loan losses before recoveries was the sector 'Transportation, storage and communication' with € 422 million (63 %) in 2016 and € 154 million (41 %) in 2015. The rest is split across various industries (of which no single one contributes 25 % or more of the total of the category 'Other').

Our existing commitments to lend additional funds to debtors with impaired loans amounted to € 117 million as of December 31, 2016 and € 54 million as of December 31, 2015.

Collateral held against impaired loans, with fair values capped at transactional outstanding

in € m.	Dec 31, 2016	Dec 31, 2015
Financial and other collateral	2,016	2,722
Guarantees received	343	223
Total collateral held for impaired loans	**2,359**	2,945

Our total collateral held for impaired loans as of December 31, 2016 decreased by € 586 million or 20 % compared to previous year, while coverage ratio including collateral (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed plus collateral held against impaired loans, with fair values capped at transactional outstanding, divided by IFRS impaired loans) declined to 93 % as of December 31, 2016 compared to 98 % as of December 31, 2015.

Financial assets available for sale

The impairment concept is also applicable for available for sale debt instruments, which are otherwise carried at fair value with changes in fair value reported in other comprehensive income. If an available for sale debt instrument is considered impaired, the cumulative impairment loss reflects the difference between the amortized cost and the current fair value of the instrument. For a detailed discussion of our accounting procedures please refer to Note 1 "Significant Accounting policies and Critical Accounting Estimates".

Non-impaired past due and impaired financial assets available for sale, accumulated impairments, coverage ratio and collateral held against impaired financial assets available for sale

in € m.	Dec 31, 2016	Dec 31, 2015
Financial assets non-impaired past due available for sale	1,661	1,610
thereof:		
Less than 30 days past due	178	47
30 or more but less than 60 days past due	24	0
60 or more but less than 90 days past due	23	0
90 days or more past due	1,436	1,563
Impaired financial assets available for sale	229	229
Accumulated impairment for financial assets available for sale	131	109
Impaired financial assets available for sale coverage ratio in %	57	47
Collateral held against impaired financial assets available for sale	20	19
thereof:		
Financial and other collateral	20	19
Guarantees received	0	0

Collateral Obtained

We obtain collateral on the balance sheet by taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use. The commercial and residential real estate collateral obtained in 2016 refers predominantly to our exposures in Spain.

Collateral obtained during the reporting periods

in € m.	2016	2015
Commercial real estate	9	5
Residential real estate	55	43
Other	0	0
Total collateral obtained during the reporting period	64	48

The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. In 2016 as well as in 2015 the group did not obtain any collateral related to these trusts.

Allowance for Credit Losses

Development of allowance for credit losses

	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions			2016
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340
Provision for credit losses	743	604	1,347	24	12	36	1,383
thereof: (Gains)/Losses from disposal of impaired loans	3	(16)	(13)	0	0	0	(13)
Net charge-offs:	(894)	(870)	(1,764)	0	0	0	(1,764)
Charge-offs	(979)	(972)	(1,951)	0	0	0	(1,951)
Recoveries	85	101	187	0	0	0	187
Other changes	(30)	(35)	(65)	(5)	3	(2)	(67)
Balance, end of year	2,071	2,475	4,546	162	183	346	4,892
Changes compared to prior year							
Provision for credit losses							
Absolute	409	56	465	(34)	(4)	(39)	427
Relative	123 %	10 %	53 %	(59) %	(27) %	(52) %	45 %
Net charge-offs							
Absolute	(412)	(258)	(670)	0	0	0	(670)
Relative	85 %	42 %	61 %	0 %	0 %	0 %	61 %
Balance, end of year							
Absolute	(181)	(301)	(482)	18	15	34	(448)
Relative	(8) %	(11) %	(10) %	13 %	9 %	11 %	(8) %

Allowance for credit losses as at December 31, 2016 amounted to € 4.9 billion compared to € 5.3 billion as at December 31, 2015. The reduction was driven by charge-offs, partly compensated by additional provision for credit losses.

As of December 31, 2016, provision for credit losses increased by € 427 million compared to year-end 2015, driven by an increase in provision for loan losses of € 465 million partly offset by a reduction in provisions for off-balance sheet positions of € 39 million. The increase in our individually assessed portfolio mainly resulted from CIB and Global Markets reflecting the continued market weakness of the shipping sector as well as lower commodity prices in the metals and mining and oil and gas sectors. The increase in provisions for our collectively assessed loan portfolio was mainly driven by NCOU partly relating to higher charges for IAS 39 reclassified assets and partly offset by PW&CC and Postbank, among other factors reflecting the good quality of the loan book and the benign economic environment. The reduction in provisions for off-balance sheet positions was driven by CIB and reflects releases caused by crystallization into cash of a few guarantee exposures leading to higher provision for loan losses.

The increase in net charge-offs of € 670 million compared to 2015 was mainly driven by NCOU caused by IAS 39 reclassified assets along with disposals.

Our allowance for loan losses for IAS 39 reclassified assets, which were reported in NCOU, amounted to € 69 million as of December 31, 2016, representing 2 % of our total allowance for loan losses, down 82 % from the level at the end of 2015 which amounted to € 389 million (8 % of total allowance for loan losses). This reduction was driven by charge offs of € 355 million along with reduction driven by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies and partly offset by additional provisions of € 66 million.

Compared to 2015, provision for loan losses for IAS 39 reclassified assets increased by € 110 million mainly related to our European mortgage portfolios. Net charge offs increased by € 242 million mainly driven by the European mortgage portfolio and one large single booking.

							2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions			
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439
Provision for credit losses	334	548	882	58	16	74	956
thereof: (Gains)/Losses from disposal of impaired loans	(64)	(51)	(116)	0	0	0	(116)
Net charge-offs:	(482)	(612)	(1,094)	0	0	0	(1,094)
Charge-offs	(538)	(717)	(1,255)	0	0	0	(1,255)
Recoveries	56	105	161	0	0	0	161
Other changes	36	(8)	28	1	10	11	39
Balance, end of year	2,252	2,776	5,028	144	168	312	5,340
Changes compared to prior year							
Provision for credit losses							
Absolute	(164)	(83)	(247)	71	(1)	70	(178)
Relative	(33) %	(13) %	(22) %	(538) %	(8) %	N/M[1]	(16) %
Net charge-offs							
Absolute	515	(100)	415	0	0	0	415
Relative	(52) %	19 %	(28) %	0 %	0 %	0 %	(28) %
Balance, end of year							
Absolute	(112)	(72)	(184)	59	27	86	(99)
Relative	(5) %	(3) %	(4) %	69 %	19 %	38 %	(2) %

N/M – Not meaningful

Allowance for credit losses as at December 2015 amounted to € 5.3 billion compared to € 5.4 billion as at the end of 2014. The reduction is mainly driven by charge offs in part relating to disposals.

Provision for credit losses decreased by € 178 million compared to prior year, driven by a reduction in provision for loan losses of € 247 million. The reduction in 2015 in provisions for loan losses in our individually assessed loan portfolio of € 164 million is driven by IAS 39 reclassified assets and other real estate exposures recorded in NCOU, partly offset by higher provisioning in our Shipping and Leveraged Finance Portfolios in CIB. The reduction in our collectively assessed loan portfolio of € 83 million mainly results from higher releases related to disposals along with an ongoing positive credit environment in Germany and a stabilization of Southern European markets. The increase in provisions for off-balance sheet exposures of € 70 million compared to 2014 is driven by CIB mainly reflecting one large item and Postbank.

The reduction in charge offs of € 415 million compared to 2014 is mainly driven by Postbank and results from high prior year levels caused by a one-off effect due to the alignment of processes.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 389 million at the end of 2015, representing 8 % of our total allowance for loan losses, down 25 % from the level at the end of the prior year which amounted to € 518 million (10 % of total allowance for loan losses). This reduction was driven by net charge offs of € 113 million along with net releases of € 44 million and partly offset by increases related to foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies.

Compared to 2014, provision for loan losses for IAS 39 reclassified assets dropped by € 129 million and net charge-offs increased by € 98 million in 2015. Both changes were partly related to disposals.

Derivatives – Credit Valuation Adjustment

We establish counterparty Credit Valuation Adjustment ("CVA") for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including CDS spreads.

Treatment of Default Situations under Derivatives

Unlike standard loan assets, we generally have more options to manage the credit risk in our derivatives transactions when movement in the current replacement costs or the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under the relevant derivatives agreements to obtain additional collateral or to terminate and close-out the derivative transactions at short notice.

The master agreements for OTC derivative transactions executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allow us to respond swiftly to a counterparty's default or to other circumstances which indicate a high probability of failure. We have less comfort under the rules and regulations applied by clearing CCPs, which rely primarily on the clearing members default fund contributions and guarantees and less on the termination and close-out of contracts, which will be considered only at a later point in time after all other measures failed. Considering the severe systemic disruptions to the financial system, that could be caused by a disorderly failure of a CCP, the Financial Stability Board ("FSB") recommended in October 2014 to subject CCPs to resolution regimes that apply the same objectives and provisions that apply to global systematically important banks (G-SIBs).

Our contractual termination rights are supported by internal policies and procedures with defined roles and responsibilities which ensure that potential counterparty defaults are identified and addressed in a timely fashion. These procedures include necessary settlement and trading restrictions. When our decision to terminate derivative transactions results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

Wrong-way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. In compliance with Article 291(2) and (4) CRR we, excluding Postbank, had established a monthly process to monitor several layers of wrong-way risk (specific wrong-way risk, general explicit wrong-way risk at country/industry/region levels and general implicit wrong-way risk, whereby exposures arising from transactions subject to wrong-way risk are automatically selected and presented for comment to the responsible credit officer). A wrong-way risk report is then sent to Credit Risk senior management on a monthly basis. In addition, we, excluding Postbank, utilized our established process for calibrating our own alpha factor (as defined in Article 284 (9) CRR) to estimate the overall wrong-way risk in our derivatives and securities financing transaction portfolio. Postbank derivative counterparty risk is immaterial to the Group and collateral held is typically in the form of cash.

Trading Market Risk Exposures

Value-at-Risk Metrics of Trading Units of Deutsche Bank Group (excluding Postbank)

The tables and graph below present the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. They exclude contributions from Postbank trading book which are calculated on a stand-alone basis.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk	
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average	32.0	43.3	(35.0)	(40.9)	19.7	20.3	26.6	30.9	9.3	16.6	10.7	15.0	0.7	1.3
Maximum	59.4	65.6	(57.6)	(59.2)	29.5	30.2	32.5	40.3	52.4	28.3	16.7	25.0	3.3	4.0
Minimum	20.4	28.7	(25.6)	(31.0)	14.8	16.2	22.3	24.0	4.4	9.2	3.6	6.0	0.2	0.5
Period-end	30.1	33.3	(36.9)	(38.8)	19.9	18.3	24.3	26.2	10.0	11.7	12.6	15.1	0.2	0.9

[1] Includes value-at-risk from gold and other precious metal positions.

Development of value-at-risk by risk types in 2016


1/16
2/16
3/16
4/16
5/16
6/16
7/16
8/16
9/16
10/16
11/16
12/16
60
50
40
30
20
0
in € m.
— VaR Interest rate risk
— VaR Credit spread risk
— VaR Equity risk
— VaR Foreign exchange including precious metals
— VaR Commodity risk
— VaR Total

The average value-at-risk over 2016 was € 32.0 million, which is a decrease of € 11.2 million compared with the full year 2015. The reduction in the average was driven by decreases across the credit spread, foreign exchange and equity asset classes as a result of a decrease in directional exposure on average compared to the full year 2015. The spike in value-at-risk in December 2016 was driven by activity on the trading books for a short period of time during the facilitation of client transactions.

Regulatory Trading Market Risk Measures (excluding Postbank)

The table below presents the stressed value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. It excludes contributions from Postbank's trading book which are calculated on a stand-alone basis

Average, Maximum and Minimum Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk	
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average	85.2	105.1	(78.2)	(114.5)	51.9	60.7	74.9	106.7	20.6	22.8	14.8	26.7	1.3	2.5
Maximum	143.7	135.7	(150.0)	(186.7)	82.5	84.2	99.3	154.5	144.5	68.7	30.4	59.8	3.9	7.6
Minimum	60.4	82.4	(53.4)	(71.7)	37.4	45.1	59.0	82.6	2.4	0.1	3.4	5.7	0.4	0.7
Period-end	75.8	106.3	(91.3)	(98.0)	51.9	45.5	63.0	90.9	29.6	44.1	22.1	22.6	0.5	1.2

[1] Includes value-at-risk from gold and other precious metal positions.

The average stressed value-at-risk was € 85.2 million over 2016, a decrease of € 19.9 million compared with the full year 2015. The reduction in the average was driven by decreases coming from across the credit spread, foreign exchange and equity asset classes as a result of a decrease in directional exposure on average compared to the full year 2015. Additionally interest rate stressed value-at-risk has decreased on average over 2016 due to changes in the composition of the portfolio. Similar to value-at-risk there was a spike in December 2016 due to the facilitation of client transactions.

The following graph compares the development of the daily value-at-risk with the daily stressed value-at-risk and their 60 day averages, calculated with a 99 % confidence level and a one-day holding period for our trading units. Amounts are shown in millions of euro and exclude contributions from Postbank's trading book which are calculated on a stand-alone basis.

Development of value-at-risk and stressed value-at-risk in 2016


1/16
2/16
3/16
4/16
5/16
6/16
7/16
8/16
9/16
10/16
11/16
12/16
140
120
100
80
60
40
20
in € m.

— SVaR Total
— SVaR Rolling 60d Average
— VaR Total
— VaR Rolling 60d Average

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation.

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)[1,2,3]

	Total		Non-Core Operations Unit		Global Credit Trading		Core Rates		Fixed Income & Currencies APAC		Emerging Markets - Debt		Other	
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average	840.2	975.0	52.0	17.5	393.0	539.3	200.4	106.0	188.6	160.0	116.8	235.0	(110.5)	(82.0)
Maximum	944.4	1,020.8	57.3	85.0	405.8	693.0	229.6	179.0	243.0	351.0	128.0	300.0	(65.6)	(52.0)
Minimum	693.0	843.8	44.5	(4.8)	368.0	435.0	173.7	50.0	119.6	113.0	111.6	144.0	(141.8)	(128.0)
Period-end	693.0	890.0	51.8	(1.0)	368.0	489.0	173.7	86.0	119.6	123.0	121.8	259.0	(141.8)	(65.0)

[1] Amounts show the bands within which the values fluctuated during the 12-weeks preceding December 31, 2016 and December 31, 2015, respectively.
[2] Business line breakdowns have been updated for 2016 reporting to better reflect the current business structure.
[3] All liquidity horizons are set to 12 months.

The incremental risk charge as at the end of 2016 was € 693 million a decrease of € 197 million (22 %) compared with year end 2015. The 12-week average of the incremental risk charge as at the end of 2016 was € 840 million and thus € 135 million (14 %) lower compared with the average for the 12-week period ended December 31, 2015. The decreased average incremental risk charge is driven by a decrease in credit exposures in global credit trading when compared to the full year 2015.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the higher of the internal spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardized approach securitization framework.

Average, Maximum and Minimum Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)[1,2,3]

in € m.	2016	2015
Average	31.3	188.4
Maximum	39.8	197.3
Minimum	21.9	180.3
Period-end	17.9	190.2

[1] Regulatory Comprehensive Risk Measure calculated for the 12-week period ending December 31.
[2] Period end is based on the internal model spot value.
[3] All liquidity horizons are set to 12 months.

The comprehensive risk measure as at the end of 2016 was € 18 million and decreased by € 172 million (91 %) compared with year end 2015. The 12-week average of our comprehensive risk measure as at the end of 2016 was € 31 million and thus € 157 million (83 %) lower compared with the average for the 12-week period ended December 31, 2015. The reduction was due to continued de-risking on the correlation trading portfolio.

Market Risk Standardized Approach

As of December 31, 2016, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 278.4 million corresponding to risk weighted-assets of € 3.5 billion. As of December 31, 2015 these positions generated capital requirements of € 811 million corresponding to risk weighted-assets of € 10.1 billion. The reduction is due to continued de-risking of securitization exposures.

For nth-to-default credit default swaps the capital requirement increased to € 6.4 million corresponding to risk weighted-assets of € 80 million compared with € 6 million and € 78 million as of December 31, 2015.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 39 million corresponding to risk weighted-assets of € 487 million as of December 31, 2016, compared with € 70 million and € 873 million as of December 31, 2015.

The capital requirement for longevity risk under the market risk standardized approach was € 46 million for NCOU and PIRM corresponding to risk weighted-assets of € 570 million as of December 31, 2016, compared with € 36 million and € 451 million as of December 31, 2015.

Value-at-Risk at Postbank

The value-at-risk of Postbank's trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of December 31, 2016. Postbank's current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank's trading book did not contain any positions as of December 31, 2016. Nevertheless, Postbank will remain classified as a trading book institution.

Results of Regulatory Backtesting of Trading Market Risk

In 2016 we observed one global outlier, where our loss on a buy-and-hold basis exceeded the value-at-risk, compared with three outliers in 2015. The outlier in 2016 occurred in February and was driven by market-event related losses across various businesses. This was as a consequence of heightened risk aversion in the markets following several concerns to the global economic outlook. Based on the backtesting results, our analysis of the underlying reasons for outliers and enhancements included in our value-at-risk methodology we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following graph shows the trading units daily buy-and-hold income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of our trading positions with the buy and hold income.

Figures are shown in millions of euro. The chart shows that our trading units achieved a positive buy and hold income for 54 % of the trading days in 2016 (versus 51 % in 2015), as well as displaying the global outlier experienced in 2016.

Comparison of trading units daily buy-and-hold income and value-at-risk in 2016


1/16
2/16
3/16
4/16
5/16
6/16
7/16
8/16
9/16
10/16
11/16
12/16
100
80
60
40
20
0
-20
-40
-60
-80
-100

in € m.

— Buy-and-hold income of Trading Units
— Value-at-Risk

Daily Income of our Trading Units

The following histogram shows the distribution of daily income of our trading units (excluding Postbank). Daily income is defined as total income which consists of new trades, fees & commissions, buy & hold income, reserves, carry and other income. It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

Distribution of daily income of our trading units in 2016


Days
30
20
10
0
in € m.
Below (50)
(50) to (45)
(45) to (40)
(40) to (35
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

Our trading units achieved a positive revenue for 87 % of the trading days in 2016 compared with 91 % in the full year 2015.

Nontrading Market Risk Exposures

Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios

Carrying Value and Economic Capital Usage for Nontrading Portfolios.

	Carrying value		Economic capital usage	
in € m.	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Strategic investments	1,064	829	562	332
Alternative assets	2,335	6,363	690	2,764
Principal investments	972	1,735	374	504
Other nonstrategic investment assets	1,363	4,627	316	2,260
Other nontrading market risks[1]	N/M	N/M	9,112	9,782
Interest rate risk	N/M	N/M	1,921	2,057
Credit spread risk	N/M	N/M	1,419	1,654
Equity compensation risk	N/M	N/M	582	405
Pension risk	N/M	N/M	1,007	828
Structural foreign exchange risk	N/M	N/M	2,485	3,183
Guaranteed funds risk	N/M	N/M	1,699	1,655
Total nontrading market risk portfolios	3,399	7,192	10,364	12,878

N/M – Not meaningful
[1] N/M – Indicates that the risk is mostly related to off-balance sheet and liabilities items.

The economic capital figures do take into account diversification benefits between the different risk types.

- Strategic investments. The nontrading market risk economic capital usage increased mainly by mark-to-market valuation of investments within this portfolio.
- Alternative assets. The nontrading market risk economic capital decreased significantly during 2016 mainly due to the sale of Hua Xia Bank Company Limited and Maher Terminals USA. Further decreases were driven by de-risking initiatives in the Non-Core Operations Unit.
- Other nontrading market risks:
  - Interest rate risk. In addition to the allocation of economic capital to outright interest rate risk in the nontrading market risk portfolio, a main component in this category is the maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates ("DRE") and the volatility of deposit balances. Economic capital is derived by stressing modeling assumptions in particular the DRE – for the effective duration of overnight deposits. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgage businesses. In total the economic capital usage for December 31, 2016 was € 1,921 million, compared to € 2,057 million for December 31, 2015. The decrease in economic capital contribution was driven by methodology enhancements with regard to modeling of non-maturity deposit partially offset by an increase in basis risks.
  - Credit spread risk. Economic capital charge for portfolios in the banking book subject to material credit spread risk. Economic capital usage was € 1,419 million as of December 31, 2016, versus € 1,654 million as of December 31, 2015. The decrease in economic capital usage was driven by reduced spread risk of securities held by Treasury as liquidity reserve partially offset by enhanced capture of credit spread risks in banking book positions in Global Markets.
  - Equity compensation risk. The risk arises from a structural short position in our own share price arising from restricted equity units. The economic capital usage was € 582 million as of December 31, 2016, compared with € 405 million as of December 31, 2015, predominately driven by an increase in restricted equity units.
  - Pension risk. This risk arises from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 1,007 million and € 828 million as of December 31, 2016 and December 31, 2015 respectively. The increase is mainly caused by increased credit spread risk from the pension liability due to convexity effects following a decline in market rates.

- Structural foreign exchange risk. Our foreign exchange exposure arises from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 2,485 million as of December 31, 2016 on a diversified basis versus € 3,183 million as of December 31, 2015. The decrease is largely caused by reduced shareholders equity position in foreign currency including the sale of Hua Xia Bank Company Limited.
- Guaranteed funds risk. Economic capital usage as of December 31, 2016 was materially unchanged at € 1,699 million compared to € 1,655 million as of December 31, 2015.

Operational Risk Exposure

Operational Risk – Risk Profile

Operational Risk Losses by Event Type (Profit and Loss view)

in € m.	2016	2015[1]
Clients, Products and Business Practices	2,566	3,346
Internal Fraud	396	2,176
External Fraud	18	(197)
Execution, Delivery and Process Management	160	381
Others	23	20
Group	**3,163**	5,726

[1] Changed 2015 loss figures due to subsequent capture of losses and reclassification.

As of December 2016, profit and loss based operational losses decreased by € 2.6 billion or 45 % compared to year-end 2015. The decrease was driven by the event types "Clients, Products and Business Practices" and "Internal Fraud", due to settlements reached and increased litigation reserves for unsettled cases in 2015.

Operational Losses by Event Type occurred in the period 2016 (2011-2015)[1]

Frequency of Operational Losses (first posting date)


2% (2%)
Others
10% (13%)
Execution, Delivery and Process Mgmt
44% (56%)
External Fraud
43% (28%)
Clients, Products and Business Practices
<1% (<1%)
Internal Fraud

Distribution of Operational Losses (posting date)


5% (4%)
Execution, Delivery and Process Mgmt
1% (-1%)
External Fraud
13% (31%)
Internal Fraud
1% (1%)
Others
81% (65%)
Clients, Products and Business Practices

[1] Percentages in brackets correspond to loss frequency respectively to loss amount for losses occurred in 2011-2015 period. Frequency and amounts can change subsequently.

The above left chart "Frequency of Operational Losses" summarizes operational risk events which occurred in 2016 compared to the five-year period 2011-2015 in brackets based on the period in which a loss was first recognized for that event. For example, for a loss event that was first recognized in 2002 with an additional profit/loss event recognized in 2016, the frequency chart would not include the loss event, but the loss distribution chart would include the profit/loss recognized in the respective period.

Frequencies are driven by the event types "External Fraud" with a frequency of 44 % and the event type "Clients, Product and Business Practices" with 43 % of all observed loss events. "Execution, Delivery and Process Management" contributes 10 %. Others are stable at 2 %. The event type "Internal Fraud" has a low frequency, resulting in less than 1 % of the loss events in the period 2016. This is unchanged compared to 2011-2015.

The above right chart "Distribution of Operational Losses" summarizes operational risk loss postings recognized in the profit/loss in 2016 compared to the five-year period 2011-2015. The event type "Clients, Product and Business Practices" dominates the operational loss distribution with a share of 81 % and is determined by outflows related to litigation, investigations and enforcement actions. "Internal Fraud" has the second highest share (13 %) which is related to regulatory events we have experienced in recent years. Finally, the event types "Execution, Delivery and Process Management" (5 %), "Others" (1 %) and "External Fraud" (1 %) can be considered minor, compared to other event types.

Liquidity Risk Exposure

Funding Markets and Capital Markets Issuance

Credit markets in 2016 were affected by continued political uncertainties, the ongoing low interest rate environment as well as the implementation in a number of jurisdictions, including Germany, of measures regarding the insolvency hierarchy of senior liabilities. Our 5 year CDS traded within a range of 98 to 267 basis points, peaking in February. Since then, the spread has declined significantly and as of year-end was trading at 175 bp, in the middle of the range for the year. The spreads on our bonds exhibited similar volatility. For example, our 1.25 % EUR benchmark maturing in September 2021 traded in a range of 80 to 189 basis points, closing at the lower end of the range at year end.

Our 2016 funding plan of up to € 30 billion, comprising debt issuance with an original maturity in excess of one year, was fully completed and we concluded 2016 having raised € 31.8 billion in term funding. This funding was broadly spread across the following funding sources: unsecured benchmark issuance (€ 13 billion), Tier 2 benchmark issuance (€ 0.8 billion), covered benchmark issuance (€ 3.3 billion), unsecured plain vanilla private placements (€ 8.0 billion) and other unsecured structured and covered private placements (€ 6.7 billion). The € 31.8 billion total was evenly split between Euro (€ 15.2 billion) and US dollar (€ 15.1 billion) with smaller amounts in JPY and CHF. In addition to direct issuance, we use long-term cross currency swaps to manage our funding needs outside of EUR. Our investor base for 2016 issuances comprised retail customers (19 %), banks (12 %), asset managers and pension funds (39 %), insurance companies (11 %) and other institutional investors (19 %). The geographical distribution was split between Germany (30 %), rest of Europe (25 %), US (28 %), Asia/Pacific (15 %) and Other (2 %). Of our total capital markets issuance outstanding as of December 31, 2016, approximately 84 % was issued on an unsecured basis.

The average spread of our issuance over 3-months-Euribor (all non-Euro funding spreads are rebased versus 3-months Euribor) was 129 basis points for the full year with an average tenor of 6.7 years. Our issuance activities were slightly higher in the first half of the year with volumes decreasing in the second half of the year 2016. We issued the following volumes over each quarter: € 9.1 billion, € 11.1 billion, € 2.8 billion and € 8.8 billion, respectively.

In 2017, our funding plan is € 25 billion which we plan to cover by accessing the above sources, without being overly dependent on any one source. We also plan to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. We have total capital markets maturities, excluding legally exercisable calls of approximately € 21.5 billion in 2017.

Funding Diversification

In 2016, total external funding remained constant at € 977 billion versus € 976 billion at December 31, 2015. Retail deposits declined by € 19.6 billion (6 %) predominantly reflecting a loss of wealth management client balances in the second half of the year. Transaction banking balances increased by € 3.3 billion (2 %) while unsecured wholesale funding reduced by € 5.4 billion (9 %). Other customers reduced by € 28.1 billion (35 %) primarily driven by a reduction in net prime brokerage payables of € 20 billion. Secured funding and shorts increased by € 54.9 billion (50 %) driven by increased repo financing in addition to a net increase in TLTRO funding of € 14 billion. This was reflected in the increase in the cash component of € 80 billion in the Liquidity Reserves.

The overall proportion of our most stable funding sources (comprising capital markets and equity, retail, and transaction banking) slightly decreased from 74 % to 72 %.

Composition of External Funding Sources

In € bn.


300
225
150
75
0
212 210
312 292
197 200
81 53
60 55
110 165
4 2
22% 21%
32% 30%
20% 20%
8% 5%
6% 6%
11% 17%
0% 0%
Capital Markets and Equity
Retail
Transaction Banking
Other Customers[1]
Unsecured Wholesale
Secured Funding and Shorts
Financing Vehicles[2]
December 31, 2015: total € 976 billion
December 31, 2016: total € 977 billion

[1] Other includes fiduciary, self-funding structures (e.g. X-markets), margin/Prime Brokerage cash balances (shown on a net basis).
[2] Includes ABCP-Conduits.
Reference: Reconciliation to total balance sheet: Derivatives & settlement balances € 504 billion (€ 528 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) € 68 billion (€ 71 billion), other non-funding liabilities € 42 billion (€ 54 billion) for December 31, 2016 and December 31, 2015 respectively; figures may not add up due to rounding.

Maturity of unsecured wholesale funding, ABCP and capital markets issuance[1]

								Dec 31, 2016
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	15,626	5,294	6,961	1,588	29,469	40	659	30,168
Deposits from other wholesale customers	4,164	5,712	3,992	4,111	17,979	703	422	19,104
CDs and CP	1,117	1,379	1,973	1,060	5,529	4	1	5,534
ABCP	0	0	0	0	0	0	0	0
Senior unsecured plain vanilla[2]	626	4,111	4,735	11,825	21,296	8,085	49,993	79,374
Senior unsecured structured notes[2]	430	696	858	1,715	3,698	3,578	20,217	27,494
Covered bonds/ABS	0	482	678	1,284	2,445	2,718	18,601	23,764
Subordinated liabilities	0	8	1,576	972	2,556	4,620	11,712	18,887
Other	0	0	0	0	0	0	0	0
Total	21,963	17,682	20,773	22,555	82,973	19,749	101,605	204,326
thereof:								
Secured	0	482	678	1,284	2,445	2,718	18,601	23,764
Unsecured	21,963	17,199	20,094	21,271	80,528	17,031	83,004	180,563

[1] Includes additional Tier 1 notes reported as additional equity components in the financial statements. Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.
[2] Split between vanilla and structured notes has been aligned with TLAC definitions, 2015 numbers have been restated accordingly.

The total volume of unsecured wholesale liabilities, ABCP and capital markets issuance maturing within one year amount to € 83 billion as of December 31, 2016, and should be viewed in the context of our total Liquidity Reserves of € 219 billion.

								Dec 31, 2015
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	11,101	8,073	3,196	1,399	23,769	143	69	23,981
Deposits from other wholesale customers	2,872	8,911	5,090	4,078	20,950	319	191	21,460
CDs and CP	1,216	3,718	3,984	5,636	14,555	298	1	14,853
ABCP	0	0	0	0	0	0	0	0
Senior unsecured plain vanilla[1]	2,598	6,320	2,249	3,079	14,246	17,175	38,659	70,081
Senior unsecured structured notes[1]	708	2,376	2,214	3,371	8,669	5,365	23,446	37,480
Covered bonds/ABS	0	51	1,371	75	1,496	2,460	18,056	22,012
Subordinated liabilities	734	680	263	310	1,987	1,376	16,199	19,562
Other	0	0	0	0	0	0	0	0
Total	19,229	30,129	18,367	17,948	85,673	27,136	96,621	209,430
thereof:								
Secured	0	51	1,371	75	1,496	2,460	18,056	22,012
Unsecured	19,229	30,078	16,996	17,873	84,176	24,677	78,565	187,418

[1] Split between vanilla and structured notes has been aligned with TLAC definitions, 2015 numbers have been restated accordingly.

The following table shows the currency breakdown of our short-term unsecured wholesale funding, of our ABCP funding and of our capital markets issuance.

Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)

					Dec 31,2016					Dec 31,2015
in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total
Deposits from banks	3,554	22,122	3,649	843	30,168	4,875	17,066	1,053	987	23,981
Deposits from other wholesale customers	15,396	2,964	541	203	19,104	15,912	4,257	476	815	21,460
CDs and CP	4,456	259	259	560	5,534	10,771	1,202	1,843	1,038	14,853
ABCP	0	0	0	0	0	0	0	0	0	0
Senior unsecured plain vanilla[1]	39,510	33,504	8	6,352	79,374	42,403	22,145	110	5,422	70,081
Senior unsecured structured notes[1]	11,037	12,697	133	3,626	27,494	15,515	17,750	176	4,039	37,480
Covered bonds/ ABS	23,745	16	0	2	23,764	21,952	60	0	0	22,012
Subordinated liabilities	8,540	9,196	799	353	18,887	8,507	9,858	800	397	19,562
Other	0	0	0	0	0	0	0	0	0	0
Total	**106,239**	**80,758**	**5,390**	**11,940**	**204,326**	119,935	72,338	4,459	12,698	209,430
thereof:										
Secured	23,745	16	0	2	23,764	21,952	60	0	0	22,012
Unsecured	82,494	80,742	5,390	11,938	180,563	97,984	72,278	4,459	12,697	187,418

[1] Split between vanilla and structured notes has been aligned with TLAC definitions, 2015 numbers have been restated accordingly.

Liquidity Reserves

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Dec 31, 2016		Dec 31, 2015	
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	178	178	98	98
Parent (incl. foreign branches)	136	136	75	75
Subsidiaries	42	42	23	23
Highly liquid securities (includes government, government guaranteed and agency securities)	27	25	100	94
Parent (incl. foreign branches)	25	24	78	73
Subsidiaries	2	1	22	21
Other unencumbered central bank eligible securities	14	9	17	13
Parent (incl. foreign branches)	9	6	14	11
Subsidiaries	5	3	3	2
Total liquidity reserves	219	212	215	205
Parent (incl. foreign branches)	171	166	167	159
Subsidiaries	48	46	48	46

As of December 31, 2016, our liquidity reserves amounted to € 219 billion compared with € 215 billion as of December 31, 2015. Although the net growth in Liquidity Reserves was only € 3 billion, the cash and cash equivalents increased by € 80 billion, while the unencumbered securities decreased by € 76 billion. This was largely driven by actions taken during the year to increase secured funding outstandings, as well as more general reductions in business inventory in particular during the last quarter of 2016. This was considered a prudent short-term measure in light of a challenging environment for the Group during this time. Our average liquidity reserves during the year were € 212.4 billion compared with € 202.2 billion during 2015. In the table above the carrying value represents the market value of our liquidity reserves while the liquidity value reflects our assumption of the value that could be obtained, primarily through secured funding, taking into account the experience observed in secured funding markets at times of stress.

The liquidity value (weighted) of our Liquidity Reserves of € 212 billion exceeds the liquidity value (weighted) of our High Quality Liquid Assets (HQLA) of € 203 billion. The major drivers of this difference are that Liquidity Reserves include central bank eligible but otherwise less liquid securities. (for example traded loans, other investment grade corporate bonds and ABS) which are not recognized in HQLA and that HQLA includes major index equities, but excludes cash balances deposited with central banks to satisfy a minimum cash requirements as well as cash balances deposited with non EU Central Banks rated below AA- which are included in the LCR but not as part of the HQLA.

Liquidity Coverage Ratio

Our LCR of 128 % as of December 31, 2016 has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 and the EBA's Implementing Technical Standard on Supervisory Reporting with regard to the LCR.

LCR components

	Dec 31, 2016	Dec 31, 2015
in € bn.	Liquidity Value (weighted)	Liquidity Value (weighted)
High quality liquid assets	201	192
Gross inflows	93	111
Gross outflows	250	272
Net outflows	158	161
LCR ratio in %	128 %	119 %

Funding Risk Management

Structural Funding

All funding matrices (the aggregate currency, the U.S. dollar and the GBP funding matrix) were in line with the respective risk appetite as of year ends 2016 and 2015.

Stress Testing and Scenario Analysis

During 2016, in particular in the late autumn following market speculation on our negotiation with the U.S. Department of Justice in relation to our issuance and underwriting of residential mortgage-backed securities (RMBS), negative client responses adversely impacted our liquidity and funding position, and our internal measures of available liquidity over the duration of a stressed situation indicated a need to take corrective action. We responded with actions designed to restore these measures to customary levels and remained in contact with our regulators.

Global All Currency Monthly Stress Testing Results

	Dec 31, 2016			Dec 31, 2015[1]		
in € bn.	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position[4]	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position[4]
Systemic market risk	64	204	141	71	218	147
Emerging markets	10	190	180	14	190	176
1 notch downgrade (DB specific)	43	195	152	51	200	148
Severe downgrade (DB specific)	178	224	46	188	240	53
Combined[4]	206	242	36	218	264	46

1 Funding gap caused by impaired rollover of liabilities and other projected outflows.
2 Based on liquidity generation through Liquidity Reserves and other countermeasures.
3 All scenarios showing 8 week point.
4 Combined impact of systemic market risk and severe downgrade.

Global USD Monthly Stress Testing Results

	Dec 31, 2016			Dec 31, 2015		
in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position[3]	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position[3]
Combined[4]	94	164	69	102	163	61

1 Funding gap caused by impaired rollover of liabilities and other projected outflows.
2 Based on liquidity generation through Liquidity Reserves and other countermeasures.
3 All scenarios showing 8 week point.
4 Combined impact of systemic market risk and severe downgrade.

Global GBP Monthly Stress Testing Results

	Dec 31, 2016			Dec 31, 2015		
in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position[3]	Funding Gap	Gap Closure	Net Liquidity Position
Combined[4]	10	20	10	10	32	22

1 Funding gap caused by impaired rollover of liabilities and other projected outflows.
2 Based on liquidity generation through Liquidity Reserves and other countermeasures.
3 All scenarios showing 8 week point.
4 Combined impact of systemic market risk and severe downgrade.

The following table presents the amount of additional collateral required in the event of a one- or two-notch downgrade by rating agencies for all currencies.

Additional Contractual Obligations

	Dec 31, 2016		Dec 31, 2015	
in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade
Contractual derivatives funding or margin requirements	1,470	1,982	4,332	6,472
Other contractual funding or margin requirements	317	1,459	317	1,459

Asset Encumbrance

This section refers to asset encumbrance in the group of institutions consolidated for banking regulatory purposes pursuant to the German Banking Act. Thereunder not included are insurance companies or companies outside the finance sector. Assets pledged by our insurance subsidiaries are included in Note 23 "Assets Pledged and Received as Collateral" of the consolidated financial statements, and restricted assets held to satisfy obligations to insurance companies' policy holders are included within Note 40 "Information on Subsidiaries" of the consolidated financial statements.

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Additionally, in line with the EBA technical standards on regulatory asset encumbrance reporting, we consider assets placed with settlement systems, including default funds and initial margins as encumbered, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks. We also include derivative margin receivable assets as encumbered under these EBA guidelines.

Readily available assets are those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferrable form. Unencumbered financial assets at fair value, other than securities borrowed or purchased under resale agreements and positive market value from derivatives, and available for sale investments are all assumed to be readily available.

The readily available value represents the current balance sheet carrying value rather than any form of stressed liquidity value (see the "Liquidity Reserves" for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations, or are otherwise not considered to be ready available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferrable format, and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other could be packaged into a format that would be suitable for use to generate funding.

Encumbered and unencumbered assets

				Dec 31, 2016
	Carrying value			
			Unencumbered assets	
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	151	57	94	0
Equity instruments	75	42	33	0
Other assets:				
Cash and due from banks & Interest earning deposits with Banks	191	12	179	0
Securities borrowed or purchased under resale agreements[1]	36	0	0	36
Financial assets at fair value through profit and loss[2]				
Trading assets	14	0	14	0
Positive market value from derivative financial instruments	488	0	0	488
Securities borrowed or purchased under resale agreements[1]	69	0	0	69
Other financial assets at fair value through profit or loss	7	0	7	0
Financial assets available for sale[2]	3	0	3	0
Loans	419	72	17	329
Other assets	139	55	0	84
Total	1,591	239	347	1,005

[1] Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below.
[2] Excludes Debt securities and Equity instruments (separately disclosed above).

				Dec 31, 2016
	Fair value of collateral received			
			Unencumbered assets	
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	260	218	43	0
Debt securities	196	155	41	0
Equity instruments	64	63	2	0
Other collateral received	0	0	0	0

				Dec 31, 2015
	Carrying value			
			Unencumbered assets	
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	215	74	141	0
Equity instruments	76	49	28	0
Other assets:				
Cash and due from banks & Interest earning deposits with Banks	107	11	96	0
Securities borrowed or purchased under resale agreements[1]	56	0	0	56
Financial assets at fair value through profit and loss[2]				
Trading assets	17	0	17	0
Positive market value from derivative financial instruments	518	0	0	518
Securities borrowed or purchased under resale agreements[1]	73	0	0	73
Other financial assets at fair value through profit or loss	12	0	12	0
Financial assets available for sale[2]	3	0	3	0
Loans	424	45	11	368
Other assets	132	59	0	74
Total	1,632	238	307	1,087

[1] Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below.
[2] Excludes Debt securities and Equity instruments (separately disclosed above).

				Dec 31, 2015
	Fair value of collateral received			
			Unencumbered assets	
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	285	238	46	1
Debt securities	197	152	45	0
Equity instruments	87	86	1	0
Other collateral received	1	0	0	1

The above tables set out a breakdown of on- and off-balance sheet items, broken down between encumbered, readily available and other. Any securities borrowed or purchased under resale agreements are shown based on the fair value of collateral received.

The above tables of encumbered assets include assets that are not encumbered at an individual entity level, but which may be subject to restrictions in terms of their transferability within the group. Such restrictions may be due to local connected lending requirements or similar regulatory restrictions. In this situation it is not feasible to identify individual balance sheet items that cannot be transferred.

Maturity Analysis of Assets and Financial Liabilities

Treasury manages the maturity analysis of assets and liabilities. Modeling of assets and liabilities is necessary in cases where the contractual maturity does not adequately reflect the liquidity risk position. The most significant example in this context would be immediately repayable deposits from retail and transaction banking customers which have consistently displayed high stability throughout even the most severe financial crises.

The modeling profiles are part of the overall liquidity risk management framework (see section "Liquidity Stress Testing and Scenario Analysis" for short-term liquidity positions ≤ 1 year and section "Structural Funding" for long-term liquidity positions > 1 year) which is defined and approved by the Management Board.

The following tables present a maturity analysis of our total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2016 and 2015, respectively.

Analysis of the earliest contractual maturity of assets

Dec 31, 2016

in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances	177,648	539	131	121	334	2,591	0	0	0	181,364
Interbank balances (w/o central banks)	5,841	3,578	596	83	65	834	115	26	469	11,606
Central bank funds sold	0	0	0	0	0	0	0	0	0	0
Securities purchased under resale agreements	631	4,204	5,852	3,170	1,368	532	449	15	67	16,287
With banks	604	2,534	5,026	2,077	1,217	461	0	0	0	11,918
With customers	27	1,670	826	1,093	152	71	449	15	67	4,370
Securities borrowed	19,548	532	0	0	0	0	0	0	0	20,081
With banks	2,459	52	0	0	0	0	0	0	0	2,511
With customers	17,089	480	0	0	0	0	0	0	0	17,570
Financial assets at fair value through profit or loss – trading	677,696	33,314	9,577	1,752	776	1,983	2,995	2,803	12,884	743,781
Trading assets	171,044	0	0	0	0	0	0	0	0	171,044
Fixed-income securities and loans	94,486	0	0	0	0	0	0	0	0	94,486
Equities and other variable-income securities	75,633	0	0	0	0	0	0	0	0	75,633
Other trading assets	924	0	0	0	0	0	0	0	0	924
Positive market values from derivative financial instruments	485,150	0	0	0	0	0	0	0	0	485,150
Financial assets designated at fair value through profit or loss	21,502	33,314	9,577	1,752	776	1,983	2,995	2,803	12,884	87,587
Securities purchased under resale agreements	7,154	28,691	6,810	914	110	1,256	995	608	866	47,404
Securities borrowed	14,227	4,561	2,348	0	0	0	0	0	0	21,136
Fixed-income securities and loans	120	62	419	838	666	232	1,992	2,195	11,399	17,923
Equities and other variable-income securities	0	0	0	0	0	146	0	0	590	736
Other financial assets designated at fair value through profit or loss	1	0	0	0	0	350	7	0	29	387
Positive market values from derivative financial instruments qualifying for hedge accounting	0	61	201	39	52	30	257	1,030	1,846	3,516
Financial assets available for sale	471	1,154	2,344	1,031	1,915	2,298	9,210	18,778	19,028	56,228
Fixed-income securities and loans	251	1,008	2,341	1,031	1,915	1,334	9,210	18,733	18,452	54,275
Equities and other variable-income securities	219	146	3	0	0	964	0	45	575	1,953
Loans	18,364	23,666	26,185	29,223	9,128	9,107	28,787	66,383	198,067	408,909
To banks	937	1,978	3,043	2,425	650	641	1,529	1,298	775	13,276
To customers	17,427	21,688	23,142	26,798	8,477	8,467	27,258	65,085	197,292	395,633
Retail	6,446	3,872	5,436	2,397	1,630	2,055	5,634	17,450	157,616	202,536
Corporates and other customers	10,980	17,816	17,706	24,401	6,847	6,412	21,624	47,635	39,676	193,097
Securities held to maturity	0	0	0	0	0	0	0	1,515	1,691	3,206
Other financial assets	104,400	475	1,052	221	240	135	58	671	2,878	110,131
Total financial assets	1,004,599	67,523	45,937	35,640	13,878	17,510	41,870	91,221	236,931	1,555,109
Other assets	23,492	0	0	0	0	0	0	0	11,944	35,437
Total assets	1,028,091	67,523	45,937	35,640	13,878	17,510	41,870	91,221	248,875	1,590,546

Analysis of the earliest contractual maturity of assets

Dec 31, 2015

in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances	94,290	337	0	0	0	2,313	0	0	0	96,940
Interbank balances (w/o central banks)	7,703	2,115	434	341	1	2,025	83	100	40	12,842
Central bank funds sold	0	0	0	0	0	0	0	0	0	0
Securities purchased under resale agreements	450	8,293	5,530	4,539	1,861	568	888	328	0	22,456
With banks	426	7,050	5,091	3,648	1,601	311	647	0	0	18,773
With customers	24	1,243	440	890	260	258	241	328	0	3,683
Securities borrowed	30,335	3,221	0	0	0	0	0	1	0	33,557
With banks	3,462	159	0	0	0	0	0	0	0	3,622
With customers	26,873	3,062	0	0	0	0	0	1	0	29,935
Financial assets at fair value through profit or loss – trading	735,748	35,190	6,176	3,652	1,318	1,298	5,173	6,599	25,727	820,883
Trading assets	196,035	0	0	0	0	0	0	0	0	196,035
Fixed-income securities and loans	118,671	0	0	0	0	0	0	0	0	118,671
Equities and other variable-income securities	76,044	0	0	0	0	0	0	0	0	76,044
Other trading assets	1,320	0	0	0	0	0	0	0	0	1,320
Positive market values from derivative financial instruments	515,594	0	0	0	0	0	0	0	0	515,594
Financial assets designated at fair value through profit or loss	24,119	35,190	6,176	3,652	1,318	1,298	5,173	6,599	25,727	109,253
Securities purchased under resale agreements	6,139	31,257	5,449	2,344	503	341	1,690	2,384	965	51,073
Securities borrowed	17,898	3,544	47	0	0	0	0	0	0	21,489
Fixed-income securities and loans	79	376	656	1,303	791	448	3,483	4,214	14,532	25,883
Equities and other variable-income securities	0	4	0	0	0	155	0	0	10,230	10,389
Other financial assets designated at fair value through profit or loss	2	9	24	5	24	354	0	1	0	419
Positive market values from derivative financial instruments qualifying for hedge accounting	0	9	71	75	139	58	142	716	1,925	3,136
Financial assets available for sale	18	966	1,941	1,543	893	1,998	8,832	22,880	34,513	73,583
Fixed-income securities and loans	6	481	1,937	1,543	893	952	8,815	22,869	33,873	71,368
Equities and other variable-income securities	12	485	3	0	0	1,046	17	12	640	2,215
Loans	20,375	31,464	27,851	30,337	9,142	11,313	24,272	71,890	201,104	427,749
To banks	543	2,137	3,829	1,858	1,703	870	726	1,592	926	14,183
To customers	19,832	29,327	24,022	28,480	7,439	10,442	23,546	70,299	200,177	413,565
Retail	5,363	6,048	6,102	3,065	2,536	2,874	6,743	18,787	149,127	200,646
Corporates and other customers	14,470	23,279	17,920	25,415	4,903	7,568	16,803	51,512	51,050	212,919
Other financial assets	94,078	932	1,479	564	254	1,003	115	62	66	98,555
Total financial assets	982,997	82,528	43,483	41,051	13,608	20,577	39,505	102,576	263,374	1,589,700
Other assets	26,341	0	0	0	0	0	0	0	13,089	39,430
Total assets	1,009,338	82,528	43,483	41,051	13,608	20,577	39,505	102,576	276,463	1,629,130

The following tables present a maturity analysis of our total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2016 and 2015, respectively.

Analysis of the earliest contractual maturity of liabilities

Dec 31, 2016

in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	329,776	36,590	110,606	17,562	15,756	12,595	8,532	8,041	10,746	550,204
Due to banks	64,438	9,602	13,129	2,279	6,175	4,220	1,885	5,372	8,993	116,094
Due to customers	265,337	26,988	97,477	15,283	9,581	8,375	6,647	2,669	1,752	434,110
Retail	109,943	10,761	75,517	3,191	1,744	902	785	911	279	204,033
Corporates and other customers	155,395	16,227	21,960	12,093	7,837	7,472	5,862	1,758	1,473	230,077
Trading liabilities	520,887	0	0	0	0	0	0	0	0	520,887
Trading securities	56,592	0	0	0	0	0	0	0	0	56,592
Other trading liabilities	437	0	0	0	0	0	0	0	0	437
Negative market values from derivative financial instruments	463,858	0	0	0	0	0	0	0	0	463,858
Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	1,992	38,633	8,123	2,212	744	3,745	1,031	1,004	2,969	60,452
Securities sold under repurchase agreements	1,587	36,128	7,584	1,791	2	2,739	566	0	0	50,397
Long-term debt	201	73	329	384	640	859	398	949	2,640	6,473
Other financial liabilities designated at fair value through profit or loss	203	2,432	210	37	102	147	68	55	329	3,582
Investment contract liabilities	0	0	0	0	0	592	0	0	0	592
Negative market values from derivative financial instruments qualifying for hedge accounting	0	249	324	194	312	231	943	1,484	856	4,593
Central bank funds purchased	353	0	0	0	0	0	0	0	0	353
Securities sold under repurchase agreements	19,957	1,510	844	1,191	0	1,178	434	271	0	25,387
Due to banks	14,934	1,510	844	1,191	0	1,178	292	271	0	20,222
Due to customers	5,023	0	0	0	0	0	142	0	0	5,165
Securities loaned	3,587	10	1	0	0	0	0	0	0	3,598
Due to banks	1,488	4	0	0	0	0	0	0	0	1,492
Due to customers	2,099	6	1	0	0	0	0	0	0	2,106
Other short term borrowings	13,216	921	1,073	265	1,292	529	0	0	0	17,295
Long-term debt	0	1,037	5,275	8,143	10,113	4,190	43,315	56,444	43,799	172,316
Debt securities - senior	0	989	5,085	7,476	9,772	3,534	13,284	51,704	30,162	122,006
Debt securities - subordinated	0	0	0	0	0	231	140	1,124	5,293	6,788
Other long-term debt - senior	0	43	190	582	284	384	29,507	3,496	8,063	42,549
Other long-term debt - subordinated	0	5	0	85	56	42	384	120	281	974
Trust Preferred Securities	0	0	0	730	1,054	413	4,176	0	0	6,373
Other financial liabilities	128,398	976	1,665	221	201	161	295	112	3,246	135,274
Total financial liabilities	1,018,165	79,926	127,911	30,518	29,473	23,635	58,726	67,356	61,616	1,497,325
Other liabilities	28,362	0	0	0	0	0	0	0	0	28,362
Total equity	0	0	0	0	0	0	0	0	64,819	64,819
Total liabilities and equity	1,046,527	79,926	127,911	30,518	29,473	23,635	58,726	67,356	126,435	1,590,506
Off-balance sheet commitments given	6,061	9,569	8,896	13,765	8,708	14,794	30,609	98,024	27,978	218,404
Banks	305	688	1,501	1,671	602	587	1,185	958	192	7,688
Retail	253	124	95	226	283	387	757	538	8,875	11,540
Corporates and other customers	5,503	8,757	7,300	11,868	7,823	13,820	28,667	96,528	18,911	199,176

Analysis of the earliest contractual maturity of liabilities

Dec 31, 2015

in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	345,569	37,777	117,943	21,500	10,169	8,600	7,356	6,935	11,126	566,974
Due to banks	72,304	5,131	15,770	5,884	1,616	2,106	2,188	5,214	8,852	119,065
Due to customers	273,265	32,646	102,173	15,616	8,552	6,494	5,168	1,721	2,273	447,909
Retail	113,016	13,588	80,124	3,270	2,131	1,805	2,524	642	220	217,321
Corporates and other customers	160,249	19,058	22,049	12,346	6,422	4,689	2,644	1,079	2,053	230,588
Trading liabilities	546,381	0	0	0	0	0	0	0	0	546,381
Trading securities	51,327	0	0	0	0	0	0	0	0	51,327
Other trading liabilities	977	0	0	0	0	0	0	0	0	977
Negative market values from derivative financial instruments	494,076	0	0	0	0	0	0	0	0	494,076
Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	18,423	4,725	1,569	1,760	1,240	10,069	1,809	1,652	3,526	44,773
Securities sold under repurchase agreements	17,600	2,712	690	1,172	140	9,322	0	0	0	31,637
Long-term debt	269	47	342	426	879	513	1,669	1,384	3,183	8,710
Other financial liabilities designated at fair value through profit or loss	554	1,966	537	162	221	233	141	268	343	4,425
Investment contract liabilities	0	35	70	70	70	734	108	1,593	5,843	8,522
Negative market values from derivative financial instruments qualifying for hedge accounting	0	43	513	414	203	301	278	1,630	2,983	6,365
Central bank funds purchased	574	0	0	0	0	0	0	0	0	574
Securities sold under repurchase agreements	7,492	1,567	53	117	0	0	0	0	0	9,229
Due to banks	2,757	1,554	53	117	0	0	0	0	0	4,481
Due to customers	4,734	13	0	0	0	0	0	0	0	4,747
Securities loaned	2,846	10	1	0	0	0	0	0	414	3,270
Due to banks	290	6	0	0	0	0	0	0	0	295
Due to customers	2,556	5	1	0	0	0	0	0	414	2,975
Other short term borrowings	17,776	1,311	2,052	2,666	3,006	1,199	0	0	0	28,010
Long-term debt	0	3,327	8,638	6,923	4,251	2,990	39,801	45,435	48,652	160,016
Debt securities - senior	0	3,184	8,444	5,815	3,782	2,631	24,701	40,061	36,599	125,217
Debt securities - subordinated	0	0	0	619	150	100	0	1,314	4,231	6,414
Other long-term debt - senior	0	143	194	247	173	162	14,978	3,575	7,502	26,973
Other long-term debt - subordinated	0	0	0	243	146	97	121	486	319	1,412
Trust Preferred Securities	0	733	0	262	0	0	735	4,373	918	7,020
Other financial liabilities	146,678	931	2,859	198	83	170	340	14	36	151,309
Total financial liabilities	1,085,739	50,458	133,696	33,911	19,023	24,063	50,426	61,633	73,496	1,532,443
Other liabilities	28,984	0	0	0	0	0	0	0	0	28,984
Total equity	0	0	0	0	0	0	0	0	67,624	67,624
Total liabilities and equity	1,114,722	50,458	133,696	33,911	19,023	24,063	50,426	61,633	141,120	1,629,051
Off-balance sheet commitments given	6,433	9,833	8,772	17,963	10,036	14,221	29,240	107,376	27,999	231,874
Banks	425	406	1,405	2,354	1,301	1,059	1,512	1,213	177	9,852
Retail	231	166	103	687	678	945	2,272	1,605	7,272	13,958
Corporates and other customers	5,778	9,261	7,265	14,923	8,057	12,218	25,456	104,559	20,549	208,063

Compensation Report

Introduction

The 2016 Compensation Report provides detailed compensation information with regard to the overall Deutsche Bank Group.

The compensation report comprises the following three sections:

Management Board Compensation Report

The first section of the Report sets out the structure and design of the compensation system for the members of the Management Board of Deutsche Bank AG. It presents the compensation system for the 2016 financial year, for which variable compensation structure was supplemented by an additional component compared to the compensation system for the 2015 financial year. Following the presentation of the existing compensation structures, the compensation system applicable as of the 2017 financial year, on the approval of which the General Meeting will vote in May 2017, is introduced. In addition, the report contains information on the individual compensation granted by the Supervisory Board to the members of the Management Board of Deutsche Bank AG.

Employee Compensation Report

The second section of the compensation report discloses information with regard to the compensation system and structure that applies to the employees in Deutsche Bank Group (except for Deutsche Postbank AG, which publishes a separate Compensation Report). The report provides details on the New Compensation Framework that was introduced in 2016 and it outlines the decisions on Variable Compensation for 2016. Furthermore, this part contains quantitative disclosures specific to employees identified as Material Risk Takers (MRTs) in accordance with the German Regulation on the Supervisory Requirements for Compensation Systems of Banks (Institutsvergütungsverordnung, "InstVV").

Supervisory Board Report and Disclosure

The third section provides information on the structure and level of compensation for Supervisory Board members of Deutsche Bank AG.

The report complies with the requirements of Section 314 (1) No. 6 of the German Commercial Code (Handelsgesetzbuch, "HGB"), the German Accounting Standard No. 17 ("DRS 17") "Reporting on Executive Body Remuneration", CRR, InstVV, and the recommendations of the German Corporate Governance Code.

Letter of the Chairman of the Supervisory Board

Dear Shareholders,

On the following pages you find the details of the compensation and the underlying compensation system for members of the Group Management Board for the 2016 financial year.

The Supervisory Board changed the compensation system with effect from January 1, 2016, in particular by supplementing the variable compensation components by an additional Division Incentive Award for Management Board members with front office responsibility. We presented the changed compensation system to you for approval at the General Meeting in May 2016. Unfortunately, no majority approval was granted.

The Bank's Supervisory Board has taken the outcome of this resolution very seriously and, immediately after the General Meeting, it started analyzing the existing system on the basis of the criticisms voiced and discussing adequate possibilities to change the system. The Compensation Control Committee worked vigorously on the re-design of the compensation system over the past months and regularly informed the Supervisory Board of any progress made. In February of this year, the Supervisory Board, on a proposal from the Compensation Control Committee, resolved new compensation structures for the members of the Management Board as of the 2017 financial year.

I am convinced that with the new 2017 compensation system, we are able to present to you a compensation system featuring transparent and clear structures, appropriately addressing any points you consider critical. The compensation for the Management Board members is closely linked to pre-defined objectives; the performance of the Management Board as a plenary body based on Group-wide key financial figures, but also on an individual basis, is clearly determined and rewarded on the basis of the achievement level of collective and individual objectives. Thus, the structures align compensation closely with Group performance and the performance of the Deutsche Bank share.

The new performance system will be presented to you in detail starting on page 207. It goes without saying that we will put the system to the vote again at the General Meeting in May 2017.

Yours sincerely

Dr. Paul Achleitner

Management Board Compensation Report

Management Board Compensation Governance


Compensation Control Committee
Prepares the resolutions about the compensation system and the compensation level and presents these to the Supervisory Board.
Supervisory Board
Takes decisions about the compensation system and the compensation level. The concluded compensation system is presented to the Annual General Meeting.
Annual General Meeting
Takes decision about the approval of the compensation system.

The Supervisory Board, as a plenary body, is responsible for the structuring of the compensation system for the members of the Management Board as well as for determining their individual compensation. The Supervisory Board is supported by the Compensation Control Committee. The Compensation Control Committee controls and supports the appropriate structuring of the compensation system and prepares the resolutions of the Supervisory Board regarding the individual compensation of the Management Board members. In addition, the Compensation Control Committee and/or the Supervisory Board will consult independent external consultants where this is considered necessary.

The Compensation Control Committee currently comprises four members. In accordance with regulatory requirements, at least one must have sufficient expertise and professional experience in the area of risk management and risk controlling and at least one other must be an employee representative.

The Supervisory Board regularly reviews the compensation system for the members of the Management Board. In the case of a change or restructuring of the compensation framework, the Supervisory Board also uses the possibility provided in the German Act on the Appropriateness of Management Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung – VorstAG) for the General Meeting to approve the system of compensation for Management Board members.

The Supervisory Board presented the compensation system for the 2016 financial year to the General Meeting for approval in May 2016. However, the General Meeting did not grant majority approval. Due to this voting result, the Supervisory Board subsequently amended the compensation system for Management Board members with effect from January 1, 2017. In May 2017, the General Meeting will be given the opportunity to vote on a resolution on the approval of the changed compensation system.

Principles of the Management Board Compensation and the Compensation System

Numerous factors are to be considered when structuring the compensation system and determining individual compensation. These factors can be summarized as specific remuneration principles. The following overview shows the core remuneration principles which have an impact on both the compensation system and the individual remuneration and must therefore be taken into consideration by the Supervisory Board when passing a resolution on questions of remuneration.

When passing a resolution on the structure and determination of compensation, the Supervisory Board considers in particular:

Governance	The structuring of the compensation system and determination of individual remuneration takes place within the framework of the statutory and regulatory requirements. The Supervisory Board's objective is to offer, within the regulatory requirements, a compensation package that continues to be in line with customary market practices and is therefore competitive.
Group Strategy	Through the structure of the compensation system the members of the Management Board are to be motivated to achieve the objectives set out in the Bank's strategies, to work continuously towards the positive development of the Group and to avoid unreasonably high risks.
Collective and Individual Performance of the Management Board Members	The variable, performance-related compensation is determined on the basis of the level of achievement of previously agreed objectives. For this purpose, collective and Deutsche Bank Group-related objectives applying equally to all Management Board members are set. In addition, the Supervisory Board sets individual objectives for each member of the Management Board separately, which particularly take into account the development of the business, infrastructure or regional areas of responsibility.
Regulatory or other compensation caps	Pursuant to the regulatory approaches under CRD 4, the ratio of fixed to variable compensation is generally limited to 1:1 (cap regulation), i.e. the amount of variable compensation must not exceed that of fixed compensation. However, lawmakers have also stipulated that shareholders can resolve to relax the requirement by setting the ratio of fixed to variable compensation to 1:2. In May 2014, the General Meeting approved the aforementioned setting to 1:2 with a large majority of 90.84 %. The compensation system resolved by the Supervisory Board also provides fixed caps for the individual variable compensation components. In addition, the Supervisory Board is entitled to set an additional cap for the total compensation of the individual members of the Management Board. In the 2017 financial year, the additional cap is € 9.85 million.
Sustainability Aspects	The total variable compensation for Management Board members is currently only to be granted on a deferred basis. Since 2017, a portion of at least 75 % of the deferred variable compensation is to be granted in the form of equity-based compensation components, which only vest no less than five years after the grant in one tranche (cliff vesting) and are subject to an additional retention period of one year. The remaining portion is to be granted as non-equity based compensation component and to vest in identical tranches over a period of four years. During the deferral and retention period, deferred compensation is subject to specific forfeiture provisions.
Interests of the Shareholders	When designing the specific structure of the compensation system, determining individual compensation amounts, and structuring its delivery and allocation, the focus is on establishing a close link between the interests of both the Management Board members and shareholders. While defining the variable compensation, this is achieved through the utilization of clearly defined key financial figures which are directly linked to the performance of Deutsche Bank and, since 2017, granting equity-based compensation components amounting to at least 75 % of the total variable compensation. When determining the variable compensation, the equity-based compensation components are directly linked to the performance of the Deutsche Bank share price, and only become eligible for payment after a period of several years.

The compensation system and the compensation structures it encompasses are reflected in the individual Management Board members' contracts.

Compensation Structure until 2016

The Supervisory Board changed the structure of the compensation system for Management Board members for the 2016 financial year compared to the compensation system in 2015. The changed compensation system thereby follows the reorganization of the Bank's leadership structure. Effective January 1, 2016, all four core business divisions (front offices) are represented directly by members on the Management Board. For Management Board members with front office responsibility, the previous variable compensation components were supplemented by the newly introduced Division Performance Award which sought to reflect market requirements and ensure competitive pay levels. In addition to the implementation of the aforementioned component, the target and maximum figures of the variable compensation components were adjusted.

Compensation structure and compensation elements

	2016	2015
Fixed compensation	Base salary + Contribution to the company pension plan	Base salary + Contribution to the company pension plan
Variable compensation	Annual Performance Award (APA) + Long Term Performance Award (LTPA) + Division Performance Award (DPA)	Annual Performance Award (APA) + Long Term Performance Award (LTPA)

The compensation system for the 2016 financial year consists of non-performance-related and performance-related components.

Non-Performance-Related Components (Fixed Compensation)

The fixed compensation is not linked to performance and consists primarily of a base salary as well as contributions to the company pension plan.

in €	2016	2015
Base salary		
Co-Chairmen	3,800,000	3,800,000
Ordinary Board member	2,400,000	2,400,000

in €	2016	2015
Contributions to the company pension plan		
Co-Chairmen	650,000	650,000
Ordinary Board member (CIB)[1]	2,000,000	0
Ordinary Board member (GM/AM)[1]	1,000,000	0
Ordinary Board member (PW&CC)	650,000	400,000
Ordinary Board member (Infrastructure/Region)	400,000	400,000

[1] In 2015, the Co-Chairmen were responsible for these front-office divisions.

Additional non-performance-related components include "other benefits". The "other benefits" comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

The variable compensation is performance-related and consists of the three components Annual Performance Award, Long-Term Performance Award and Division Performance Award.

Annual Performance Award (APA)

The APA rewards the achievement of the Bank's short and medium-term business policy and corporate objectives that were set as part of the objective setting agreement for the respective financial year's performance evaluation. Not only is financial success taken into account in the process, but also the conduct towards staff members and clients as part of carrying out business activities. As part of the annual objective setting agreement, corresponding key financial figures and/or factors are set for all objectives that will be used to determine the objective achievement level.

For the 2016 financial year, the following Group-wide key financial figures, which apply equally to all Management Board members, were agreed:

- Category Capital: Common Equity Tier 1 Ratio (CET 1) and Leverage Ratio,
- Category Costs: Cost-Income-Ratio (CIR),
- Category Competencies: Value added,
- Categories Culture/Clients: Employee Commitment, Behavior and Reputation.

In assessing the individual performance component, a quantitative objective from the categories Capital/Costs/Competencies and a qualitative objective from the categories Culture/Clients was agreed with each Management Board member.

Altogether, the sum of Group-wide and individually agreed objectives amounts to a maximum of 80 % of the overall APA, depending on the achievement level of the aforementioned objectives. The Supervisory Board can decide merely on the remaining portion to reward outstanding contributions, including project specific contributions as an exercise of its discretionary authority. If the objectives are not achieved, an APA will not be granted.

Long-Term Performance Award (LTPA)

The level of the LTPA is determined on the basis of the relative performance of the Deutsche Bank share in comparison to selected peer institutions (Relative Total Shareholder Return, RTSR) on the basis of a three-year assessment and, through the additional inclusion of non-financial parameters (so-called Culture & Clients factor), it is also oriented towards how the targets are achieved.

If the three-year average of the relative total shareholder return of Deutsche Bank is greater than 100 %, then the value of the RTSR portion increases proportionately to an upper limit of 150 % of the target figure. If the three-year average of the relative total shareholder return is lower than 100 %, the value declines disproportionately. If the three-year average of the RTSR does not exceed 60 %, the value of the Award portion is set to zero.

The peer group for the RTSR comprises the following institutions: BNP Paribas, Société Générale, Barclays, Credit Suisse, UBS, Bank of America, Citigroup, Goldman Sachs, JP Morgan Chase and Morgan Stanley.

The collective objective for all members of the Management Board for the 2016 financial year was to install a robust control environment for Deutsche Bank Group. For an assessment of the objective as "excellent", 150 % of the Culture & Client Factor target figure is assigned, 100 % for "good", and 50 % for "average". For "below average", the value of the Award portion is set to zero.

Division Performance Award (DPA)

The DPA rewards the achievement of the Bank's short and medium-term business policy and strategic objectives established in the context of the objective setting process for the performance evaluation for the respective year. The key objectives underlying the determination of the DPA are designed to contribute to the applicable business policy and strategic objectives of the relevant division, in line with its business and risk strategy and the individual objectives set separately for each member of the Management Board on the basis of the member's area of responsibility.

As part of the annual objective setting agreement, corresponding key financial figures and/or factors are set for all objectives that will be used to determine the objective achievement level. If the objectives were not achieved during the period being evaluated, the Supervisory Board may determine that a DPA will not be granted.

Maximum Compensation

Following the implementation of the regulatory requirements and based on the aforementioned individual compensation components for the 2016 financial year, the following values for the Management Board members are as follows:

Total Compensation/Target and Maximum Values

					2016	2015
in €	Base salary	APA	LTPA	DPA	Total compensation	Total compensation
Co-Chairmen						
Target	3,800,000	1,500,000	3,800,000	0	9,100,000	9,100,000
Maximum	3,800,000	3,000,000	5,700,000	0	12,500,000	12,500,000
Ordinary Board member (CIB)[1]						
Target	2,400,000	1,650,000	2,800,000	1,650,000	8,500,000	0
Maximum	2,400,000	3,300,000	4,200,000	3,300,000	13,200,000	0
Ordinary Board member (GM/AM)[1]						
Target	2,400,000	1,200,000	2,200,000	1,200,000	7,000,000	0
Maximum	2,400,000	2,400,000	3,300,000	2,400,000	10,500,000	0
Ordinary Board member (PW&CC)						
Target	2,400,000	800,000	1,800,000	800,000	5,800,000	5,800,000
Maximum	2,400,000	1,600,000	2,700,000	1,600,000	8,300,000	8,000,000
Ordinary Board member (Infrastructure/Region)						
Target	2,400,000	1,000,000	2,400,000	0	5,800,000	5,800,000
Maximum	2,400,000	2,000,000	3,600,000	0	8,000,000	8,000,000

[1] In 2015, the Co-Chairmen were responsible for these front-office divisions.

The total compensation of a Management Board member is subject to a separate cap of € 9.85 million which has been set by the Supervisory Board for the overall total compensation for the 2016 financial year. Consequently, compensation is capped at a maximum of € 9.85 million, even where the level of the target achievement would result in higher compensation.

Compensation Structure as of January 2017

– Simplification of Compensation Structures
– Obvious link between compensation and previously agreed objectives
– Strong emphasis on the interests of the shareholders

The structures of the compensation system applicable as of the 2017 financial year are set out below, highlighting the changes to the previously applicable system and giving the reasons for the individual changes. In May 2017, the General Meeting will be given the opportunity to pass a resolution on the approval of the changed compensation system.

Structure und compensation elements of the new compensation system


Fixed compensation
Base salary
+
Contribution to the company pension plan
Variable compensation
Short-Term Award
+
Long-Term Award
Group component
Individual component

The compensation system applicable as of January 2017 continues to consist of non performance-related (fixed) and performance-related (variable) components.

Non-Performance-Related Components (Fixed Compensation)

The fixed compensation is not linked to performance and consists of the base salary, contributions to the company pension plan and "other benefits".

Various factors were considered when determining the appropriate level of the base salary. First, the base salary rewards general assumption of the office of Management Board member and the related overall responsibility of the individual Management Board members. In addition, the compensation paid in the comparable market is taken into account when determining the amount of the base salary. However, a market comparison must take into consideration that the regulatory requirements pursuant to the InstVV set a cap for variable compensation at 200 % of the fixed compensation. Accordingly, the fixed compensation must be determined in a way that ensures competitive compensation in line with market practice while taking into account the aforementioned requirements. The regulatory cap was implemented in 2014; as a consequence, the overall base salaries were increased, and in May 2014, the General Meeting approved the respective increases by a large majority.

The InstVV provides for the possibility to define contributions to the company pension plan as fixed compensation and thus to include these in the basis for calculating the ratio between fixed and variable compensation components. The Supervisory Board reviews the previous entitlement structure of the contributions to the company pension plan and- if applicable - adjusts it.

Additional non-performance-related components include "other benefits". The "other benefits" comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

For the 2016 financial year, the variable compensation components were supplemented by a newly introduced component, the Division Performance Award. The implementation of the new component sought to reflect and reward the specific characteristics of the front offices represented on the Management Board in the related objectives. In May 2016, the changes to the system did not receive majority approval by the General Meeting. With respect to the newly implemented compensation component, it was criticized that the structure had become even more complex and less transparent, the introduction of compensation components for only part of the Management Board was not comprehensible and linking the component with the underlying objectives was not convincing.

In light of the criticism expressed, the Supervisory Board substantially simplified the structures of the variable compensation for 2017 and linked compensation to transparent performance criteria. However, the structure still allows for the agreement of individual and divisional objectives alongside collective objectives and makes it possible to achieve competitive pay levels in line with market practice on the basis of the respective member's area of responsibility and, at the same time, also meets in this respect the regulatory requirements.

The entire variable compensation is performance-related. As of the 2017 financial year, variable compensation will consist of a short term component and a long term component:

- the Short Term Award and
- the Long Term Award.

Short-Term Award (STA)

The STA is linked to the achievement of short term and long term objectives. Objectives include collective objectives to be achieved by the Management Board as a whole and individual objectives whose achievement level is determined separately for each member of the Management Board.

In order to clearly distinguish collective objectives from individual objectives, the STA is divided into two components:

- the Group Component and
- the Individual Component.

Group Component

The objectives to be achieved form the basis for the calculation of the Group component as part of the STA. The key objective of the Group component is to link the variable compensation for the Management Board to the overall performance of the Bank.

In 2016, the Management Board decided to align part of the variable compensation for non-tariff employees of the Bank more closely with Group performance. This seeks to reward the contribution of all employees to the financial results of the Bank and the achievements in the implementation of our strategy. Management Board compensation is also closely linked to the performance of the Bank using selected key financial figures. The Supervisory Board decided to align the compensation system for the Management Board members more closely with the compensation system for employees. This is achieved by using the performance metrics underlying the Group component in the compensation system for employees as the reference value for the Group component of the STA as of 2017.

In accordance with our targets originally announced in October 2015, four performance metrics constituting important indicators for the capital, risk, cost and return profile of the Bank form the reference value for the Group Component of the STA:

Common Equity Tier 1 (CET 1) capital ratio (fully loaded)	The Common Equity Tier-1 Ratio of the Bank in relation to their risk-weighted assets.
Leverage Ratio	The Bank´s Tier 1 capital as a percentage of its total leverage exposure pursuant in line with CRR/CRD 4.
Adjusted costs	Total noninterest expenses, excluding restructuring and severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims.
Post-tax return on tangible equity (RoTE)	Net income (or loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders' equity. The latter is the shareholders' equity on the bank´s balance sheet, excluding goodwill and other intangible assets.

At the end of a financial year, the Supervisory Board establishes how each of these performance metrics developed compared to the published target figures and determines an achievement level for each performance metric.

The Supervisory Board regularly reviews the selection of the performance metrics. The above four objectives are equally weighted at up to 25 % in the determination of the Group Component of the STA, depending on the achievement level. If, overall, the performance metric-based objectives are not achieved during the period being evaluated, the Supervisory Board may determine that a Group component will not be granted.

Individual Component

The individual component of the STA rewards the achievement of short and medium-term individual and front office-related objectives. These objectives are established by the Supervisory Board as part of the objective setting agreement for the respective financial year's performance evaluation. The key objectives are designed to contribute to the applicable business policy and strategic objectives of the Bank, in line with each Management Board member's area of responsibility. In the process, not merely financial success is taken into account, but also the conduct towards staff members and clients as part of carrying out business activities. Objectives for the individual components may for example include revenue developments in the course of the year, project-related targets, diversity objectives or other developments in employee or client satisfaction.

As part of the annual objective setting agreement, corresponding key financial figures and/or factors are set for all objectives that will be used to determine the objective achievement level. A maximum of three objectives per financial year is set for each Management Board member. The sum of individually agreed and business objectives amounts to a maximum of 90 % of the individual component of the STA, depending on the achievement level of the aforementioned objectives. The Supervisory Board decides merely on the remaining portion of 10 % of the individual component to reward outstanding contributions, including project-specific contributions over the course of the financial year as an exercise of its discretionary authority. If, overall, the objectives are not achieved during the period being evaluated, the Supervisory Board may determine that an individual component will not be granted.

Minimum, Target and Maximum Values

The sum of Group-wide and individually agreed objectives amounts to a maximum of 40 % of the total variable compensation, depending on the achievement level of the aforementioned objectives. This is designed to ensure that the individual objectives do not primarily determine the value of the variable compensation. If, overall, the objectives are not achieved during the period being evaluated, the Supervisory Board may determine that an STA will not be granted.

Long-Term Award (LTA)

The Supervisory Board decided to clearly focus on the achievement of long-term objectives when determining the variable compensation. Therefore, the target figure of the LTA constitutes a portion of no less than 60 % of the total variable target compensation. As with the short-term component, the Supervisory Board determines the collective and/or individual long-term objectives for the Management Board members. The achievement level is determined on the basis of the definition of clear performance metrics and/or factors which are to be agreed for these objectives at the beginning of a financial year.

60 % of the variable compensation, as a minimum, relate to the long-term component

The Supervisory Board determines a total of three objectives for each Management Board member. Compared to the previous compensation system, an additional third objective was added to the long-term component. Each objective is equally weighted at 1/3 in the assessment of the LTA.

The relative performance of the Deutsche Bank share in comparison to selected peer institutions remains an objective within the framework of the LTA. This objective is intended to promote the sustainable performance of the Deutsche Bank share. However, the portion of this objective of the LTA was decreased from 2/3 to 1/3 to achieve a better balance. The long-term nature of this objective is supported by the determination of the Relative Total Shareholder Return (RTSR) on the basis of a three-year assessment. The RTSR of Deutsche Bank is derived from the Total Shareholder Return of Deutsche Bank in relation to the average total shareholder returns of a select peer group (calculated in Euro). This LTA portion is calculated from the average of the annual RTSR for the last three financial years (compensation year and the two preceding years). If the three-year average of the relative total shareholder return of Deutsche Bank is greater than 100 %, then the value of the RTSR portion increases proportionately to an upper limit of 150 % of the target figure, i.e., the value increases by 1 % for each percentage point above 100 %. If the three-year average of the relative total shareholder return is lower than 100 %, the value declines disproportionately. If the relative total shareholder return is calculated to be in the range of less than 100 % to 80 %, the value of the Award portion is reduced for each lower percentage point by 2 percentage points. In the range between 80 % and 60 %, the value of the Award portion is reduced for each lower percentage point by 3 percentage points. If the three-year average of the RTSR does not exceed 60 %, the value of the Award portion is set to zero.

The peer group used for the calculation of the relative total shareholder return is selected based on the criteria of generally comparable business activities, comparable size and international presence. The Supervisory Board critically reviewed the peer group as part of the design of the new compensation system and decided to adjust this group in comparison to the previously applicable group. In light of the business activities of the Bank, it was decided to remove the investment bank-centric financial institutions Goldman Sachs and Morgan Stanley from the peer group, due to the differing business strategy compared to a universal bank. However, the reduced peer group will be supplemented by HSBC, which is also used for comparison with respect to internal benchmarking purposes.

The peer group for the RTSR therefore comprises the following banks:

Peer Group of Deutsche Bank

BNP Paribas	Société Générale	Barclays	Credit Suisse	UBS
Bank of America	Citigroup	JP Morgan Chase	HSBC	

The second objective is linked to the growth and strengthening of the Bank. Within the notion of organic capital growth on a net basis, the Supervisory Board sets an objective designed to promote this growth.

As before, the third objective is taken from the category "Culture & Clients". In this context, the Supervisory sets an objective which is linked to corporate culture, client satisfaction and dealing with clients. This objective is linked to the sustainable development of the intrabank environment or designed to foster the development of the relationships to clients. As for the 2017 financial year, one objective set by the Supervisory Board for all Management Board members is again the evaluation of the control environment within the Deutsche Bank Group.

The Long Term Award can be a maximum of 150 % of the respective target figures.

Objectives

Objectives are established by the Supervisory Board as part of an objective setting agreement at the beginning of the respective financial year for purposes of performance evaluation. For all objectives, financial figures and/or factors are set from which the achievement level of the objectives is transparently derived. The leeway for the discretionary decision is strictly limited to 3 to 6 % with respect to the total variable compensation.

The allocation of the objectives to the individual compensation components is set out below.

	Relevant indicators	Relative weight
Short-Term Award (STA)	**Group component [1]**	
	CET1 ratio	25 %
	Leverage ratio	25 %
	Adjusted non-interest expenses	25 %
	Post-tax return on tangible equity (RoTE)	25 %
	Individual component (exemplary) [2]	
	Revenue Growth / IBIT y-o-y versus plan	30 %
	Project-related objectives (realisation, mangement)	30 %
	Employee Commitment Index (% y-o-y) / Diversity objectives	30 %
	Adjustment based on informed judgement	10 %
Long-Term Award (LTA) [3]	Relative total shareholder return	33,34 %
	Organic capital growth (net)	33,33 %
	'Culture & client factor' / Control environment grade group	33,33 %

(1) Joint strategic key objectives which also form base for the assessment of the group component as part of the compensation system for the employees of DB Group
(2) Short-term individual and divisional objectives of quantitative and qualitative nature
(3) Long-term group-wide objections.

Maximum Compensation

The total compensation of a Management Board member is subject to caps. Due to regulatory requirements, the variable compensation is capped at 200 % of the fixed compensation. In addition, the Supervisory Board again set a cap of € 9.85 million for the overall total compensation for the 2017 financial year. Consequently, compensation is capped at a maximum of € 9.85 million, even where the level of the target achievement would result in higher compensation.

A detailed presentation of the figures will be provided in a separate document on the website of the Bank which is not part of the Management Report.

Long-Term Incentive and Sustainability

According to the requirements of the InstVV at least 60 % of the total Variable Compensation must be granted on a deferred basis. Not less than half of this deferred portion may comprise equity-based compensation components, while the remaining portion must be granted as deferred cash compensation. Both compensation components must be deferred over a multi-year period which, for the equity-based compensation components, must be followed by a retention period. During the period until payment or delivery, the compensation portions awarded on a deferred basis may be forfeited. A maximum of 40 % of the total Variable Compensation may be granted on a non-deferred basis. However, at least half of this must consist of equity-based compensation components and only the remaining portion may be paid out directly in cash. Of the total Variable Compensation, no more than a maximum of 20 % may be paid out in cash immediately, while at least 80 % are paid or delivered at a later date.

Since 2014, the total variable compensation for Management Board members is only granted on a deferred basis. The compensation system applicable up to and including 2016 provided that the short-term components (APA and DPA) were in principle granted in the form of non-equity-based compensation components ("Restricted Incentive Awards"). However, the long-term component (LTPA) was exclusively granted in the form of equity-based compensation components ("Restricted Equity Award").

75 % of the variable compensation, as a minimum, is granted equity-based

In order to bind the Management Board members even closer to the performance of the Bank and the Deutsche Bank share price, the Supervisory Board decided that as of the 2017 financial year, the long-term component (LTA), and in fact no less than 75 % of the total variable compensation, will continue to be granted only in the form of restricted equity awards. Only the short-term component (STA), however, a maximum of 25 % of the total variable compensation, is granted in the form of Restricted Incentive Awards.

The Restricted Incentive Awards vest over a period of four years. Based on the new regulatory requirements, the Restricted Equity Awards vest after five years in one tranche ("cliff vesting") and have an additional retention period of one year. Accordingly, Management Board members are first permitted to dispose of the equities after six years. During the deferral and retention period, the value of the Restricted Equity Awards is linked to the Bank's share price and is therefore tied to the sustained performance of the Bank. Specific forfeiture provisions apply for Restricted Incentive Awards and Restricted Equity Awards during the deferral and retention period.

The following chart shows the time period for the payment or the delivery of the variable compensation components in the five consecutive years following the grant year as well as the period of a possible clawback.

Timeframe for payment or delivery and non-forfeiture for the Management Board (from 2017)


Awards
Grant year
1st subsequent year
2nd subsequent year
3rd subsequent year
4th subsequent year
5th subsequent year
6th subsequent year
7th subsequent year
Restricted Incentive Awards
in %
25
25
25
25
100
Restricted Equity Awards
in %
100
100
100

■ Vesting and/or non fortfeiture, aligned with payment or delivery.
■ Vesting followed by a retention period until delivery; subject to individual fortfeiture conditions during the retention period.
■ End of possibility to demand the return ('Clawback') of already paid/delivered compensation components.

Forfeiture Conditions/Clawback

Because some of the compensation components are deferred or spread out over several years (Restricted Incentive Awards and Restricted Equity Awards) certain forfeiture conditions are applicable until vesting or the end of the retention periods, in order to create a long-term incentive. Awards may be fully or partially forfeited, for example, due to individual misconduct (including a breach of regulations) or termination for cause, and also due to a negative Group result or individual negative contributions to results. In addition, the Restricted Equity Award will be forfeited completely if the statutory or regulatory minimum requirements for the core capital ratio are not met during this period.

The draft of the amendment of the InstVV provides inter alia that so-called "clawback provisions" are to be agreed with the members of the management body (Geschäftsleiter) of significant institutions. Contrary to the forfeiture conditions, this clause allows the Supervisory Board to reclaim already paid out or delivered compensation components due to specific individual negative contributions to results made by the Management Board member. The Supervisory Board will agree such a clause with the Management Board members.

Limitations in the Event of Exceptional Developments

In the event of exceptional developments, the total compensation for each Management Board member is limited to a maximum amount. In addition, the Supervisory Board and the members of the Management Board agreed on a possible limitation of the variable compensation which is included in the service agreements of the Management Board members and according to which the variable compensation may be limited to amounts below the provided maximum amounts or may not be granted altogether. Furthermore, statutory regulations provide that the Supervisory Board may reduce the compensation of the Management Board members to an appropriate level, if the situation of the company deteriorates in such a way following the determination of the compensation that the continuous granting of the compensation would be unreasonable for the company. A payment of Variable Compensation elements will also not take place if the payment of Variable Compensation components is prohibited or restricted by the Bank's regulator in accordance with existing statutory requirements.

Shareholding Guidelines

– Long-term commitment of Management Board members to the Bank
– Identification with Deutsche Bank and its shareholders
– Link to performance of the Bank through deferred compensation

All members of the Management Board are required to hold a specified value of Deutsche Bank shares. This requirement fosters the identification of the Management Board members with Deutsche Bank and its shareholders and aims to ensure a sustainable link to the performance of the Bank.

The number of shares to be held amounts to two times the annual base salary for the Chairman and one time the annual base salary for ordinary Management Board members.

in €	Shareholding Guidelines
Chairman	7,600,000
Ordinary Board member	2,400,000

There is in principle a waiting period of 36 months for the Chairman and 24 months for ordinary Management Board members until which these requirements must be fulfilled. In each case, the waiting period is extended by 12 months for each financial year falling within the waiting period for which the Management Board member is not awarded any variable compensation. Deferred equity-based compensation may be taken into account at 75 % of its value towards fulfillment of the obligation.

Observance of the requirement is reviewed semi-annually as of June 30 and December 31. If the required number of shares is not met, the Management Board members must correct any deficiencies by the next review. In 2016, all Management Board members fulfilled the retention obligations for shares.

As compensation components are deferred or spread out over several years, another link to the performance of the Deutsche Bank share is established that should generally continue to exist even for the period after leaving the Management Board.

Pension benefits

The Supervisory Board allocates an entitlement to pension plan benefits to the Management Board members. These entitlements involve a defined contribution pension plan. Under this pension plan, a personal pension account has been set up for each participating member of the Management Board after appointment to the Management Board. A contribution is made annually into this pension account.

Management Board members receive a contribution in the form of a contractually agreed fixed annual amount in Euro. The contribution accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 4 % per year up to the age of 60. From the age of 61 onwards, the contribution made is credited with an annual interest payment of 4 % up to the date of retirement.

The annual contributions, taken together, form the pension amount available to pay the future pension benefit. Under defined conditions, the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2016 and 2015 as well as the corresponding defined benefit obligations for each member of the Management Board in office in 2016 as of December 31, 2016 and December 31, 2015. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates, as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board	Annual contribution, in the year		Interest credit, in the year		Account balance, end of year		Service cost (IFRS), in the year		Present value of the defined benefit obligation (IFRS), end of year	
in €	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
John Cryan[1]	754,000	393,250	0	0	1,147,250	393,250	821,114	439,065	1,221,303	450,200
Jürgen Fitschen[2]	270,834	650,000	52,696	95,272	0[9]	2,549,796	232,666	624,192	0	2,576,287
Kim Hammonds[3]	250,001	0	0	0	250,001	0	270,466	0	275,563	0
Stuart Lewis	556,000	576,000	0	0	2,342,938	1,786,938	546,402	516,969	2,555,844	1,551,547
Sylvie Matherat[4]	500,000	86,668	0	0	586,668	86,668	517,352	128,506	613,025	130,231
Nicolas Moreau[5]	347,500	0	0	0	347,500	0	442,672	0	450,380	0
Quintin Price[6]	416,667	0	0	0	0[10]	0	525,143	0	0	0
Garth Ritchie[7]	1,550,000	0	0	0	1,550,000	0	1,443,171	0	1,475,820	0
Karl von Rohr[4]	556,000	96,001	0	0	652,001	96,001	546,402	131,141	647,482	132,799
Dr. Marcus Schenck[8]	556,000	528,001	0	0	1,084,001	528,001	546,402	478,387	1,041,150	490,386
Christian Sewing	1,085,500	692,000	0	0	1,777,500	692,000	984,198	559,197	1,592,460	572,899
Werner Steinmüller[3]	166,667	0	0	0	166,667	0	164,232	0	169,445	0
Jeffrey Urwin[7]	2,000,000	0	0	0	2,000,000	0	2,036,367	0	2,090,722	0

1 Member since July 1, 2015.
2 Member until May 19, 2016 / contract termination on May 31, 2016.
3 Member since August 1, 2016.
4 Member since November 1, 2015.
5 Member since October 1, 2016.
6 Member since January 1, 2016 until June 15, 2016.
7 Member since January 1, 2016.
8 Member since May 22, 2015.
9 At the time of retirement from Management Board membership the accumulated account balance of € 2,873,326 has been capitalized and paid out as a lump sum.
10 The pension entitlement was not vested at the time of the termination of the Management Board membership and was paid in form of a cash compensation in the amount of € 416,667.

Other Benefits upon Premature Termination

The Management Board members are in principle entitled to receive a severance payment upon early termination of their appointment at the Bank's initiative, provided the Bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. The circumstances of the early termination of the appointment and the length of service on the Management Board are to be taken into account when determining the amount of the severance payment. The severance payment, as a rule, is two annual compensation amounts and is limited to the claims to compensation for the remaining term of the contract. The calculation of the severance payment is based on the annual compensation for the previous financial year and on the expected annual compensation for the current financial year, if applicable. The severance payment is determined in accordance with the statutory and regulatory requirements, in particular with the provisions of the InstVV.

If a Management Board member leaves office in connection with a change of control, he is also, under certain conditions, entitled in principle to a severance payment. The exact amount of the severance payment is determined by the Supervisory Board within its sole discretion. According to the German Corporate Governance Codex, the severance payment will not exceed three annual compensation amounts and is limited to the claims to compensation for the remaining term of the contract. The calculation of the compensation is again based on the annual compensation for the previous financial year.

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation granted for service on the Management Board.

Members of the Management Board	Amount expensed for			
	Share-based compensation components		Cash-based compensation components	
in €	2016	2015	2016	2015
Jürgen Fitschen[1]	621,077[2]	1,013,489	1,203,434	1,170,591
Stuart Lewis	(136,084)[3]	633,658	466,922	633,466

[1] Member until May 19, 2016 / contract termination on May 31, 2016.
[2] With the termination of the Management Board membership all expenses of outstanding awards have been accelerated into the P&L.
[3] Share-based compensation of Management Board members is generally valued based on the share price at each respective reporting date and leads to a negative result in this instance.

Management Board compensation for the 2016 financial year

Base Salary

In the 2016 financial year, the annual base salary of the Management Board Co-Chairmen was € 3,800,000 each and for an ordinary Management Board member € 2,400,000.

Variable Compensation

Due to the financial performance of Deutsche Bank in 2016 and the severe measures taken by the Management Board against this background with respect to the compensation for employees for the 2016 financial year, the Management Board unanimously took the decision to irrevocably waive any entitlement to the determination and grant of variable compensation members of the Management Board for the 2016 financial year. The Management Board declared its waiver to the Supervisory Board. Therefore, the Supervisory Board refrained from determining any variable compensation for the Management Board members for the 2016 financial year.

Total Compensation

The members of the Management Board collectively received in/for the 2016 financial year compensation (without fringe benefits and pension service costs) totaling € 25,883,333 (2015: € 22,660,000). This amount was for base salaries only. € 0 (2015: € 0) were received for performance-related components with long-term incentives.

The Supervisory Board determined the aforementioned compensation on an individual basis for 2016 and 2015 as follows:

					2016	2015
in €	Base salary	APA[1]	LTPA[2]	DPA[3]	Total compensation	Total compensation
John Cryan[4]	3,800,000	0	0	0	3,800,000	1,900,000
Jürgen Fitschen[5]	1,583,333	0	0	0	1,583,333	3,800,000
Kim Hammonds[6]	1,000,000	0	0	0	1,000,000	–
Stuart Lewis	2,400,000	0	0	0	2,400,000	2,400,000
Sylvie Matherat[7]	2,400,000	0	0	0	2,400,000	400,000
Nicolas Moreau[8]	600,000	0	0	0	600,000	–
Quintin Price[9]	1,100,000	0	0	0	1,100,000	–
Garth Ritchie[10]	2,400,000	0	0	0	2,400,000	–
Karl von Rohr[7]	2,400,000	0	0	0	2,400,000	400,000
Dr. Marcus Schenck[11]	2,400,000	0	0	0	2,400,000	1,460,000
Christian Sewing	2,400,000	0	0	0	2,400,000	2,400,000
Werner Steinmüller[6]	1,000,000	0	0	0	1,000,000	–
Jeffrey Urwin[10]	2,400,000	0	0	0	2,400,000	–
Anshuman Jain[12]	–	–	–	–	–	1,900,000
Stefan Krause[13]	–	–	–	–	–	2,400,000
Dr. Stephan Leithner[14]	–	–	–	–	–	2,000,000
Rainer Neske[12]	–	–	–	–	–	1,200,000
Henry Ritchotte[15]	–	–	–	–	–	2,400,000
Total	25,883,333	0	0	0	25,883,333	22,660,000

1 APA: Annual Performance Award.
2 LTPA: Long-Term Performance Award.
3 DPA: Division Performance Award.
4 Member since July 1, 2015.
5 Member until May 19, 2016 / contract termination on May 31, 2016.
6 Member since August 1, 2016.
7 Member since November 1, 2015.
8 Member since October 1, 2016.
9 Member since January 1, 2016 until June 15, 2016.
10 Member since January 1, 2016.
11 Member since May 22, 2015.
12 Member until June 30, 2015.
13 Member until October 31, 2015 / contract termination on December 31, 2015.
14 Member until October 31, 2015.
15 Member until December 31, 2015.

Share awards

The Management Board members declared to the Supervisory Board that they waive the determination and grant of any variable compensation for the 2016 financial year. The Supervisory Board had decided in 2016 not to grant the Management Board members any variable compensation for the 2015 financial year.

As a result, no share awards were granted for both the 2015 and 2016 financial years.

Management Board members do not receive any compensation for mandates on boards of Deutsche Bank subsidiaries.

Management Board Share Ownership

As of February 17, 2017 and February 19, 2016, respectively, the current members of the Management Board held Deutsche Bank shares as presented below:

Members of the Management Board		Number of shares
John Cryan	2017	9,160
	2016	0
Kim Hammonds[1]	2017	22,800
Stuart Lewis	2017	51,347
	2016	51,347
Sylvie Matherat	2017	0
	2016	0
Nicolas Moreau[2]	2017	0
Garth Ritchie	2017	28,778
	2016	28,778
Karl von Rohr	2017	3,737
	2016	2,747
Dr. Marcus Schenck	2017	26,445
	2016	26,445
Christian Sewing	2017	36,249
	2016	36,249
Werner Steinmüller[1]	2017	79,792
Jeffrey Urwin	2017	120,690
	2016	120,690
Total	2017	378,998
	2016	266,256

[1] Member since August 1, 2016.
[2] Member since October 1, 2016.

The current members of the Management Board held an aggregate of 378,998 Deutsche Bank shares on February 17, 2017, amounting to approximately 0.03 % of Deutsche Bank shares issued on that date.

The following table shows the number of share awards held by the Management Board members as of February 17, 2017 and February 19, 2016 as well as the number of share awards newly granted, delivered or forfeited in this period.

Members of the Management Board	Balance as of Feb 19, 2016	Granted	Delivered	Forfeited	Balance as of Feb 17, 2017
John Cryan	17,441	–	17,441	0	0
Kim Hammonds[1]	–	–	–	–	88,072
Stuart Lewis	166,538	0	0	0	166,538
Sylvie Matherat	3,217	7,541	0	0	10,758
Nicolas Moreau[2]	–	–	–	–	0
Garth Ritchie	244,227	305,424	0	0	549,651
Karl von Rohr	22,846	22,623	2,013	0	43,456
Dr. Marcus Schenck	132,517	84,462	0	0	216,979
Christian Sewing	85,508	0	0	0	85,508
Werner Steinmüller[1]	–	–	–	–	191,879
Jeffrey Urwin	379,808	263,125	0	0	642,933

[1] Member since August 1, 2016.
[2] Member since October 1, 2016.

Compensation in accordance with the German Corporate Governance Codex (GCGC)

The compensation for the members of the Management Board in accordance with the requirements of section 4.2.5 paragraph 3 of the GCGC is provided below. This comprises the benefits granted for the year under review including the fringe benefits, and including the maximum and minimum achievable compensation for variable compensation components. In addition, the disbursals of fixed compensation and variable compensation (broken down by Restricted Incentive Awards and Restricted Equity Awards) in/for the year under review, broken down into the relevant reference years are reported.

The following table provides the compensation granted for the 2016 and 2015 financial years:

Compensation granted in 2016 (2015) according to GCGC

						John Cryan[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	3,800,000	3,800,000	3,800,000	3,800,000	1,900,000	1,900,000
Fringe benefits	41,795	41,795	41,795	41,795	29,697	29,697
Total	**3,841,795**	**3,841,795**	**3,841,795**	**3,841,795**	1,929,697	1,929,697
Variable compensation	0	5,300,000	0	8,700,000	0	2,650,000
thereof:						
Restricted Incentive Awards	0	1,500,000	0	3,000,000	0	750,000
Restricted Equity Awards	0	3,800,000	0	5,700,000	0	1,900,000
Total	**0**	**5,300,000**	**0**	**8,700,000**	0	2,650,000
Pension service costs	821,114	821,114	821,114	821,114	439,065	439,065
Total compensation (GCGC)	**4,662,909**	**9,962,909**	**4,662,909**	**13,362,909**	2,368,762	5,018,762
Total compensation[2]	**3,800,000**	**9,100,000**	**3,800,000**	**12,500,000**	1,900,000	4,550,000

[1] Member since July 1, 2015.
[2] Without fringe benefits and pension service costs.

						Jürgen Fitschen[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	1,583,333	1,583,333	1,583,333	1,583,333	3,800,000	3,800,000
Fringe benefits	38,937	38,937	38,937	38,937	102,016	102,016
Total	**1,622,270**	**1,622,270**	**1,622,270**	**1,622,270**	3,902,016	3,902,016
Variable compensation	0	2,208,333	0	3,625,000	0	5,300,000
thereof:						
Restricted Incentive Awards	0	625,000	0	1,250,000	0	1,500,000
Restricted Equity Awards	0	1,583,333	0	2,375,000	0	3,800,000
Total	**0**	**2,208,333**	**0**	**3,625,000**	0	5,300,000
Pension service costs	232,666	232,666	232,666	232,666	624,192	624,192
Total compensation (GCGC)	**1,854,936**	**4,063,269**	**1,854,936**	**5,479,936**	4,526,208	9,826,208
Total compensation[2]	**1,583,333**	**3,791,667**	**1,583,333**	**5,208,333**	3,800,000	9,100,000

[1] Member until May 19, 2016 / contract termination on May 31, 2016.
[2] Without fringe benefits and pension service costs.

						Kim Hammonds[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	1,000,000	1,000,000	1,000,000	1,000,000	0	0
Fringe benefits	6,035	6,035	6,035	6,035	0	0
Total	**1,006,035**	**1,006,035**	**1,006,035**	**1,006,035**	0	0
Variable compensation	0	1,416,667	0	2,333,333	0	0
thereof:						
Restricted Incentive Awards	0	416,667	0	833,333	0	0
Restricted Equity Awards	0	1,000,000	0	1,500,000	0	0
Total	**0**	**1,416,667**	**0**	**2,333,333**	0	0
Pension service costs	270,466	270,466	270,466	270,466	0	0
Total compensation (GCGC)	**1,276,501**	**2,693,168**	**1,276,501**	**3,609,834**	0	0
Total compensation[2]	**1,000,000**	**2,416,667**	**1,000,000**	**3,333,333**	0	0

[1] Member since August 1, 2016.
[2] Without fringe benefits and pension service costs.

						Stuart Lewis
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000
Fringe benefits	77,938	77,938	77,938	77,938	97,624	97,624
Total	**2,477,938**	**2,477,938**	**2,477,938**	**2,477,938**	2,497,624	2,497,624
Variable compensation	0	3,400,000	0	5,600,000	0	3,400,000
thereof:						
Restricted Incentive Awards	0	1,000,000	0	2,000,000	0	1,000,000
Restricted Equity Awards	0	2,400,000	0	3,600,000	0	2,400,000
Total	**0**	**3,400,000**	**0**	**5,600,000**	0	3,400,000
Pension service costs	546,402	546,402	546,402	546,402	516,969	516,969
Total compensation (GCGC)	**3,024,340**	**6,424,340**	**3,024,340**	**8,624,340**	3,014,593	6,414,593
Total compensation[1]	**2,400,000**	**5,800,000**	**2,400,000**	**8,000,000**	2,400,000	5,800,000

[1] Without fringe benefits and pension service costs.

						Sylvie Matherat[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	400,000	400,000
Fringe benefits	12,905	12,905	12,905	12,905	5,226	5,226
Total	**2,412,905**	**2,412,905**	**2,412,905**	**2,412,905**	405,226	405,226
Variable compensation	0	3,400,000	0	5,600,000	0	566,667
thereof:						
Restricted Incentive Awards	0	1,000,000	0	2,000,000	0	166,667
Restricted Equity Awards	0	2,400,000	0	3,600,000	0	400,000
Total	**0**	**3,400,000**	**0**	**5,600,000**	0	566,667
Pension service costs	517,352	517,352	517,352	517,352	128,506	128,506
Total compensation (GCGC)	**2,930,257**	**6,330,257**	**2,930,257**	**8,530,257**	533,732	1,100,399
Total compensation[2]	**2,400,000**	**5,800,000**	**2,400,000**	**8,000,000**	400,000	966,667

[1] Member since November 1, 2015.
[2] Without fringe benefits and pension service costs.

						Nicolas Moreau[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	600,000	600,000	600,000	600,000	0	0
Fringe benefits	5,239	5,239	5,239	5,239	0	0
Total	**605,239**	**605,239**	**605,239**	**605,239**	0	0
Variable compensation	0	1,150,000	0	2,025,000	0	0
thereof:						0
Restricted Incentive Awards	0	600,000	0	1,200,000	0	0
Restricted Equity Awards	0	550,000	0	825,000	0	0
Total	**0**	**1,150,000**	**0**	**2,025,000**	0	0
Pension service costs	442,672	442,672	442,672	442,672	0	0
Total compensation (GCGC)	**1,047,911**	**2,197,911**	**1,047,911**	**3,072,911**	0	0
Total compensation[2]	**600,000**	**1,750,000**	**600,000**	**2,625,000**	0	0

[1] Member since October 1, 2016.
[2] Without fringe benefits and pension service costs.

					Quintin Price[1]	
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	1,100,000	1,100,000	1,100,000	1,100,000	0	0
Fringe benefits	13,783	13,783	13,783	13,783	0	0
Total	**1,113,783**	**1,113,783**	**1,113,783**	**1,113,783**	0	0
Variable compensation	0	2,108,333	0	3,712,500	0	0
thereof:						
Restricted Incentive Awards	0	1,100,000	0	2,200,000	0	0
Restricted Equity Awards	0	1,008,333	0	1,512,500	0	0
Total	**0**	**2,108,333**	**0**	**3,712,500**	0	0
Pension service costs	525,143	525,143	525,143	525,143	0	0
Total compensation (GCGC)	**1,638,926**	**3,747,259**	**1,638,926**	**5,351,426**	0	0
Total compensation[2]	**1,100,000**	**3,208,333**	**1,100,000**	**4,812,500**	0	0

[1] Member since January 1, 2016 until June 15, 2016.
[2] Without fringe benefits and pension service costs.

					Garth Ritchie[1]	
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	0	0
Fringe benefits	110,241	110,241	110,241	110,241	0	0
Total	**2,510,241**	**2,510,241**	**2,510,241**	**2,510,241**	0	0
Variable compensation	0	4,600,000	0	8,100,000	0	0
thereof:						
Restricted Incentive Awards	0	2,400,000	0	4,800,000	0	0
Restricted Equity Awards	0	2,200,000	0	3,300,000	0	0
Total	**0**	**4,600,000**	**0**	**8,100,000**	0	0
Pension service costs	1,443,171	1,443,171	1,443,171	1,443,171	0	0
Total compensation (GCGC)	**3,953,412**	**8,553,412**	**3,953,412**	**12,053,412**	0	0
Total compensation[2]	**2,400,000**	**7,000,000**	**2,400,000**	**10,500,000**	0	0

[1] Member since January 1, 2016.
[2] Without fringe benefits and pension service costs.

					Karl von Rohr[1]	
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	400,000	400,000
Fringe benefits	47,730	47,730	47,730	47,730	2,348	2,348
Total	**2,447,730**	**2,447,730**	**2,447,730**	**2,447,730**	402,348	402,348
Variable compensation	0	3,400,000	0	5,600,000	0	566,667
thereof:						
Restricted Incentive Awards	0	1,000,000	0	2,000,000	0	166,667
Restricted Equity Awards	0	2,400,000	0	3,600,000	0	400,000
Total	**0**	**3,400,000**	**0**	**5,600,000**	0	566,667
Pension service costs	546,402	546,402	546,402	546,402	131,141	131,141
Total compensation (GCGC)	**2,994,132**	**6,394,132**	**2,994,132**	**8,594,132**	533,489	1,100,156
Total compensation[2]	**2,400,000**	**5,800,000**	**2,400,000**	**8,000,000**	400,000	966,667

[1] Member since November 1, 2015.
[2] Without fringe benefits and pension service costs.

Dr. Marcus Schenck[1]

in €	2016 Determined	2016 Target	2016 Min	2016 Max	2015 Determined	2015 Target
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,460,000	1,460,000
Fringe benefits	23,720	23,720	23,720	23,720	38,370	38,370
Total	**2,423,720**	**2,423,720**	**2,423,720**	**2,423,720**	1,498,370	1,498,370
Variable compensation	0	3,400,000	0	5,600,000	0	2,068,333
thereof:						
Restricted Incentive Awards	0	1,000,000	0	2,000,000	0	608,333
Restricted Equity Awards	0	2,400,000	0	3,600,000	0	1,460,000
Total	**0**	**3,400,000**	**0**	**5,600,000**	0	2,068,333
Pension service costs	546,402	546,402	546,402	546,402	478,387	478,387
Total compensation (GCGC)	**2,970,122**	**6,370,122**	**2,970,122**	**8,570,122**	1,976,757	4,045,090
Total compensation[2]	**2,400,000**	**5,800,000**	**2,400,000**	**8,000,000**	1,460,000	3,528,333

[1] Member since May 22, 2015.
[2] Without fringe benefits and pension service costs.

Christian Sewing

in €	2016 Determined	2016 Target	2016 Min	2016 Max	2015 Determined	2015 Target
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000
Fringe benefits	204,758	204,758	204,758	204,758	19,471	19,471
Total	**2,604,758**	**2,604,758**	**2,604,758**	**2,604,758**	2,419,471	2,419,471
Variable compensation	0	3,400,000	0	5,900,000	0	3,400,000
thereof:						
Restricted Incentive Awards	0	1,600,000	0	3,200,000	0	1,000,000
Restricted Equity Awards	0	1,800,000	0	2,700,000	0	2,400,000
Total	**0**	**3,400,000**	**0**	**5,900,000**	0	3,400,000
Pension service costs	984,198	984,198	984,198	984,198	559,197	599,197
Total compensation (GCGC)	**3,588,956**	**6,988,956**	**3,588,956**	**9,488,956**	2,978,668	6,378,668
Total compensation[1]	**2,400,000**	**5,800,000**	**2,400,000**	**8,300,000**	2,400,000	5,800,000

[1] Without fringe benefits and pension service costs.

Werner Steinmüller[1]

in €	2016 Determined	2016 Target	2016 Min	2016 Max	2015 Determined	2015 Target
Fixed compensation (base salary)	1,000,000	1,000,000	1,000,000	1,000,000	0	0
Fringe benefits	165,001	165,001	165,001	165,001	0	0
Total	**1,165,001**	**1,165,001**	**1,165,001**	**1,165,001**	0	0
Variable compensation	0	1,416,667	0	2,333,333	0	0
thereof:						
Restricted Incentive Awards	0	416,667	0	833,333	0	0
Restricted Equity Awards	0	1,000,000	0	1,500,000	0	0
Total	**0**	**1,416,667**	**0**	**2,333,333**	0	0
Pension service costs	164,232	164,232	164,232	164,232	0	0
Total compensation (GCGC)	**1,329,233**	**2,745,900**	**1,329,233**	**3,662,566**	0	0
Total compensation[2]	**1,000,000**	**2,416,667**	**1,000,000**	**3,333,333**	0	0

[1] Member since August 1, 2016.
[2] Without fringe benefits and pension service costs.

						Jeffrey Urwin[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	0	0
Fringe benefits	59,763	59,763	59,763	59,763	0	0
Total	**2,459,763**	**2,459,763**	**2,459,763**	**2,459,763**	0	0
Variable compensation	0	6,100,000	0	10,800,000	0	0
thereof:						
Restricted Incentive Awards	0	3,300,000	0	6,600,000	0	0
Restricted Equity Awards	0	2,800,000	0	4,200,000	0	0
Total	**0**	**6,100,000**	**0**	**10,800,000**	0	0
Pension service costs	2,036,367	2,036,367	2,036,367	2,036,367	0	0
Total compensation (GCGC)	**4,496,130**	**10,596,130**	**4,496,130**	**15,296,130**	0	0
Total compensation[2]	**2,400,000**	**8,500,000**	**2,400,000**	**13,200,000**	0	0

[1] Member since January 1, 2016.
[2] Without fringe benefits and pension service costs.

						Anshuman Jain[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	0	0	0	0	1,900,000	1,900,000
Fringe benefits	0	0	0	0	337,718	337,718
Total	**0**	**0**	**0**	**0**	2,237,718	2,237,718
Variable compensation	0	0	0	0	0	2,650,000
thereof:						
Restricted Incentive Awards	0	0	0	0	0	750,000
Restricted Equity Awards	0	0	0	0	0	1,900,000
Total	**0**	**0**	**0**	**0**	0	2,650,000
Pension service costs	0	0	0	0	1,553,203	1,553,203
Total compensation (GCGC)	**0**	**0**	**0**	**0**	3,790,921	6,440,921
Total compensation[2]	**0**	**0**	**0**	**0**	1,900,000	4,550,000

[1] Member until June 30, 2015.
[2] Without fringe benefits and pension service costs.

						Stefan Krause[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	0	0	0	0	2,400,000	2,400,000
Fringe benefits	0	0	0	0	105,099	105,099
Total	**0**	**0**	**0**	**0**	2,505,099	2,505,099
Variable compensation	0	0	0	0	0	3,400,000
thereof:						
Restricted Incentive Awards	0	0	0	0	0	1,000,000
Restricted Equity Awards	0	0	0	0	0	2,400,000
Total	**0**	**0**	**0**	**0**	0	3,400,000
Pension service costs	0	0	0	0	498,908	498,908
Total compensation (GCGC)	**0**	**0**	**0**	**0**	3,004,007	6,404,007
Total compensation[2]	**0**	**0**	**0**	**0**	2,400,000	5,800,000

[1] Member until October 31, 2015 / contract termination on December 31, 2015.
[2] Without fringe benefits and pension service costs.

						Dr. Stephan Leithner[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	0	0	0	0	2,000,000	2,000,000
Fringe benefits	0	0	0	0	72,570	72,570
Total	0	0	0	0	2,072,570	2,072,570
Variable compensation	0	0	0	0	0	2,833,333
thereof:	0	0	0	0	0	0
Restricted Incentive Awards	0	0	0	0	0	833,333
Restricted Equity Awards	0	0	0	0	0	2,000,000
Total	0	0	0	0	0	2,833,333
Pension service costs	0	0	0	0	442,033	442,033
Total compensation (GCGC)	0	0	0	0	2,514,603	5,347,936
Total compensation[2]	0	0	0	0	2,000,000	4,833,333

[1] Member until October 31, 2015.
[2] Without fringe benefits and pension service costs.

						Rainer Neske[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	0	0	0	0	1,200,000	1,200,000
Fringe benefits	0	0	0	0	61,347	61,347
Total	0	0	0	0	1,261,347	1,261,347
Variable compensation	0	0	0	0	0	1,700,000
thereof:						
Restricted Incentive Awards	0	0	0	0	0	500,000
Restricted Equity Awards	0	0	0	0	0	1,200,000
Total	0	0	0	0	0	1,700,000
Pension service costs	0	0	0	0	550,484	550,484
Total compensation (GCGC)	0	0	0	0	1,811,831	3,511,831
Total compensation[2]	0	0	0	0	1,200,000	2,900,000

[1] Member until June 30, 2015.
[2] Without fringe benefits and pension service costs.

						Henry Ritchotte[1]
				2016		2015
in €	Determined	Target	Min	Max	Determined	Target
Fixed compensation (base salary)	0	0	0	0	2,400,000	2,400,000
Fringe benefits	0	0	0	0	382,390	382,390
Total	0	0	0	0	2,782,390	2,782,390
Variable compensation	0	0	0	0	0	3,400,000
thereof:						
Restricted Incentive Awards	0	0	0	0	0	1,000,000
Restricted Equity Awards	0	0	0	0	0	2,400,000
Total	0	0	0	0	0	3,400,000
Pension service costs	0	0	0	0	502,274	502,274
Total compensation (GCGC)	0	0	0	0	3,284,664	6,684,664
Total compensation[2]	0	0	0	0	2,400,000	5,800,000

[1] Member until December 31, 2015.
[2] Without fringe benefits and pension service costs.

The following table provides the disbursals in/for the 2016 and 2015 financial years:

Disbursals paid out in 2016 (2015) according to GCGC

	John Cryan[1] Co-Chairman		Jürgen Fitschen[2] Co-Chairman		Kim Hammonds[3]		Stuart Lewis	
in €	2016	2015	2016	2015	2016	2015	2016	2015
Fixed compensation	3,800,000	1,900,000	1,583,333	3,800,000	1,000,000	0	2,400,000	2,400,000
Fringe benefits	41,795	29,697	38,937	102,016	6,035	0	77,938	97,624
Total	**3,841,795**	1,929,697	**1,622,270**	3,902,016	**1,006,035**	0	**2,477,938**	2,497,624
Variable compensation	0	0	0	285,529	0	0	0	0
thereof Restricted Equity Awards:								
REA for 2010 (until 2016)	0	0	0	285,529	0	0	0	0
Total	**0**	0	**0**	285,529	**0**	0	**0**	0
Pension service costs	821,114	439,065	232,666	624,192	270,466	0	546,402	516,969
Total compensation (GCGC)	**4,662,909**	2,368,762	**1,854,936**	4,811,737	**1,276,501**	0	**3,024,340**	3,014,593

[1] Member since July 1, 2015. Release of EUR 227,163.68 resp. 17,440.59 Deutsche Bank share-awards which were granted as compensation for the forfeiture of deferred compensation components from a former employer in 2015.
[2] Member until May 19, 2016 / contract termination on May 31, 2016.
[3] Member since August 1, 2016.

	Sylvie Matherat[1]		Nicolas Moreau[2]		Quintin Price[3]		Garth Ritchie[4]	
in €	2016	2015	2016	2015	2016	2015	2016	2015
Fixed compensation	2,400,000	400,000	600,000	0	1,100,000	0	2,400,000	0
Fringe benefits	12,905	5,226	5,239	0	13,783	0	110,241	0
Total	**2,412,905**	405,226	**605,239**	0	**1,113,783**	0	**2,510,241**	0
Variable compensation	0	0	0	0	0	0	0	0
thereof Restricted Equity Awards:								
REA for 2010 (until 2016)	0	0	0	0	0	0	0	0
Total	**0**	0	**0**	0	**0**	0	**0**	0
Pension service costs	517,352	128,506	442,672	0	525,143	0	1,443,171	0
Total compensation (GCGC)	**2,930,257**	533,732	**1,047,911**	0	**1,638,926**	0	**3,953,412**	0

[1] Member since November 1, 2015.
[2] Member since October 1, 2016.
[3] Member since January 1, 2016 until June 15, 2016.
[4] Member since January 1, 2016.

	Karl von Rohr[1]		Dr. Marcus Schenck[2]		Christian Sewing		Werner Steinmüller[3]	
in €	2016	2015	2016	2015	2016	2015	2016	2015
Fixed compensation	2,400,000	400,000	2,400,000	1,460,000	2,400,000	2,400,000	1,000,000	0
Fringe benefits	47,730	2,348	23,720	38,370	204,758	19,471	165,001	0
Total	**2,447,730**	402,348	**2,423,720**	1,498,370	**2,604,758**	2,419,471	**1,165,001**	0
Variable compensation	0	0	0	0	0	0	0	0
thereof Restricted Equity Awards:								
REA for 2010 (until 2016)	0	0	0	0	0	0	0	0
Total	**0**	0	**0**	0	**0**	0	**0**	0
Pension service costs	546,402	131,141	546,402	478,387	984,198	559,197	164,232	0
Total compensation (GCGC)	**2,994,132**	533,489	**2,970,122**	1,976,757	**3,588,956**	2,978,668	**1,329,233**	0

[1] Member since November 1, 2015.
[2] Member since May 22, 2015.
[3] Member since August 1, 2016.

in €	Jeffrey Urwin[1]		Anshuman Jain[2]		Stefan Krause[3]		Dr. Stephan Leithner[4]	
	2016	2015	2016	2015	2016	2015	2016	2015
Fixed compensation	2,400,000	0	0	1,900,000	0	2,400,000	0	2,000,000
Fringe benefits	59,763	0	0	337,718	0	105,099	0	72,570
Total	**2,459,763**	0	**0**	2,237,718	**0**	2,505,099	**0**	2,072,570
Variable compensation	0	0	0	0	0	303,115	0	0
thereof Restricted Equity Awards:								
REA for 2010 (until 2016)	0	0	0	0	0	303,115	0	0
Total	**0**	0	**0**	0	**0**	303,115	**0**	0
Pension service costs	2,036,367	0	0	1,553,203	0	498,908	0	442,033
Total compensation (GCGC)	**4,496,130**	0	**0**	3,790,921	**0**	3,307,122	**0**	2,514,603

[1] Member since January 1, 2016.
[2] Member until June 30, 2015.
[3] Member until October 31, 2015 / contract termination on December 31, 2015.
[4] Member until October 31, 2015.

in €	Rainer Neske[1]		Henry Ritchotte[2]	
	2016	2015	2016	2015
Fixed compensation	0	1,200,000	0	2,400,000
Fringe benefits	0	61,347	0	382,390
Total	**0**	1,261,347	**0**	2,782,390
Variable compensation	0	0	0	0
thereof Restricted Equity Awards:				
REA for 2010 (until 2016)	0	0	0	0
Total	**0**	0	**0**	0
Pension service costs	0	550,484	0	502,274
Total compensation (GCGC)	**0**	1,811,831	**0**	3,284,664

[1] Member until June 30, 2015.
[2] Member until December 31, 2015.

In 2016, the Supervisory Board decided to suspend the tranches of deferred compensation elements which were subject to non-forfeiture and/or disbursal in 2016 for the Management Board members Fitschen and Lewis, who were still active in the reporting period, as well as for nine former Management Board members who already left the Management Board prior to the reporting period. Accordingly, the above table does not contain the respective compensation elements which were not disbursed (or delivered – in case of share based elements) in 2016.

With respect to deferred awards scheduled to be delivered in the first quarter of 2017, the Supervisory Board has confirmed that the performance conditions relating to Group-wide IBIT for the financial year 2016 have been met.

Compensation in accordance with the German Accounting Standard No. 17 (GAS 17)

In accordance with the requirements of the GAS 17, the members of the Management Board collectively received in the 2016 financial year compensation totaling € 26,691,178 (2015: € 23,913,876) for their service on the Management Board. Of that, € 25,883,333 (2015: € 22,660,000) was for base salaries, € 807,845 (2015: € 1,253,876) for fringe benefits and € 0 (2015: € 0) for performance-related components with long-term incentives.

In accordance with German Accounting Standard No. 17, the Restricted Incentive Awards, as a deferred, non-equity-based compensation component subject to certain (forfeiture) conditions, must be recognized in the total compensation for the year of their payment (i.e. in the financial year in which the unconditional payment takes place) and not in the year they are originally granted. Based on this the Management Board members individually received the following compensation components for their service on the Management Board for or in the years 2016 and 2015, including the non-performance-related fringe benefits.

Compensation according to GAS 17

	John Cryan[1] Co-Chairman		Jürgen Fitschen[2] Co-Chairman		Kim Hammonds[3]		Stuart Lewis	
in €	2016	2015	2016	2015	2016	2015	2016	2015
Compensation								
Performance-related components								
With long-term incentives								
Cash-based								
Restricted Incentive Award(s) paid	0	0	0	0	0	0	0	0
Share-based								
Equity Upfront Award(s)	0	0	0	0	0	0	0	0
Restricted Equity Award(s)	0	0	0	0	0	0	0	0
Non-performance-related components								
Base salary	3,800,000	1,900,000	1,583,333	3,800,000	1,000,000	0	2,400,000	2,400,000
Fringe benefits	41,795	29,697	38,937	102,016	6,035	0	77,938	97,624
Total	**3,841,795**	1,929,697	**1,622,270**	3,902,016	**1,006,035**	0	**2,477,938**	2,497,624

[1] Member since July 1, 2015.
[2] Member until May 19, 2016 / contract termination on May 31, 2016.
[3] Member since August 1, 2016.

in €	Sylvie Matherat[1] 2016	Sylvie Matherat[1] 2015	Nicolas Moreau[2] 2016	Nicolas Moreau[2] 2015	Quintin Price[3] 2016	Quintin Price[3] 2015	Garth Ritchie[4] 2016	Garth Ritchie[4] 2015
Compensation								
Performance-related components								
With long-term incentives								
Cash-based								
Restricted Incentive Award(s) paid	0	0	0	0	0	0	0	0
Share-based								
Equity Upfront Award(s)	0	0	0	0	0	0	0	0
Restricted Equity Award(s)	0	0	0	0	0	0	0	0
Non-performance-related components								
Base salary	2,400,000	400,000	600,000	0	1,100,000	0	2,400,000	0
Fringe benefits	12,905	5,226	5,239	0	13,783	0	110,241	0
Total	**2,412,905**	405,226	**605,239**	0	**1,113,783**	0	**2,510,241**	0

[1] Member since November 1, 2015.
[2] Member since October 1, 2016.
[3] Member since January 1, 2016 until June 15, 2016.
[4] Member since January 1, 2016.

in €	Karl von Rohr[1] 2016	Karl von Rohr[1] 2015	Dr. Marcus Schenck[2] 2016	Dr. Marcus Schenck[2] 2015	Christian Sewing 2016	Christian Sewing 2015	Werner Steinmüller[3] 2016	Werner Steinmüller[3] 2015
Compensation								
Performance-related components								
With long-term incentives								
Cash-based								
Restricted Incentive Award(s) paid	0	0	0	0	0	0	0	0
Share-based								
Equity Upfront Award(s)	0	0	0	0	0	0	0	0
Restricted Equity Award(s)	0	0	0	0	0	0	0	0
Non-performance-related components								
Base salary	2,400,000	400,000	2,400,000	1,460,000	2,400,000	2,400,000	1,000,000	0
Fringe benefits	47,730	2,348	23,720	38,370	204,758	19,471	165,001	0
Total	**2,447,730**	402,348	**2,423,720**	1,498,370	**2,604,758**	2,419,471	**1,165,001**	0

[1] Member since November 1, 2016.
[2] Member since May 22, 2015.
[3] Member since August 1, 2016.

	Jeffrey Urwin[1]		Anshuman Jain[2]		Stefan Krause[3]		Dr. Stephan Leithner[4]	
in €	2016	2015	2016	2015	2016	2015	2016	2015
Compensation								
Performance-related components								
With long-term incentives								
Cash-based								
Restricted Incentive Award(s) paid	**0**	0	**0**	0	**0**	0	**0**	0
Share-based								
Equity Upfront Award(s)	**0**	0	**0**	0	**0**	0	**0**	0
Restricted Equity Award(s)	**0**	0	**0**	0	**0**	0	**0**	0
Non-performance-related components								
Base salary	2,400,000	0	**0**	1,900,000	**0**	2,400,000	**0**	2,000,000
Fringe benefits	59,763	0	**0**	337,718	**0**	105,099	**0**	72,570
Total	**2,459,763**	0	**0**	2,237,718	**0**	2,505,099	**0**	2,072,570

[1] Member since January 1, 2016.
[2] Member until June 30, 2015.
[3] Member until October 31, 2015 / contract termination on December 31, 2015.
[4] Member until October 31, 2015.

	Rainer Neske[1]		Henry Ritchotte[2]		Total	
in €	2016	2015	2016	2015	2016	2015
Compensation						
Performance-related components						
With long-term incentives						
Cash-based						
Restricted Incentive Award(s) paid	**0**	0	**0**	0	**0**	0
Share-based						
Equity Upfront Award(s)	**0**	0	**0**	0	**0**	0
Restricted Equity Award(s)	**0**	0	**0**	0	**0**	0
Non-performance-related components						
Base salary	**0**	1,200,000	**0**	2,400,000	25,883,333	22,660,000
Fringe benefits	**0**	61,347	**0**	382,390	807,845	1,253,876
Total	**0**	1,261,347	**0**	2,782,390	**26,691,178**	23,913,876

[1] Member until June 30, 2015.
[2] Member until December 31, 2015.

In 2016, the Supervisory Board decided to suspend the tranches of deferred compensation elements which were subject to non-forfeiture and/or disbursal in 2016 for the Management Board members Fitschen and Lewis, who were still active in the reporting period, as well as for nine former Management Board members who already left the Management Board prior to the reporting period. Accordingly, the table above does not contain the Restricted Incentive Awards which were not disbursed in 2016.

With respect to deferred awards scheduled to be delivered in the first quarter of 2017, the Supervisory Board has confirmed that the performance conditions relating to Group-wide IBIT for the financial year 2016 have been met.

Employee Compensation Report

Overview on Compensation Decisions for 2016

Compensating the Bank's employees transparently and sustainably is an important element of building a better Deutsche Bank. Against this background, one of the main objectives of our strategy is to align the reward system better with employee conduct and Group returns. For 2016, the Management Board took two major decisions which demonstrate the Bank's commitment towards reaching this goal.

Firstly, the Bank introduced a new compensation framework, which was designed to encourage and reward sustainable performance at all levels of the Bank. It introduced a consistent logic for structuring Total Compensation by providing guidance on the target ratio of fixed to variable compensation components, depending on the level of seniority and the division or function of the employee. Variable Compensation (VC) now generally consists of two elements – the "Group Component" and the "Individual Component". The "Group Component" is designed to link the employee's VC directly and transparently to the Bank's results and achievements in reaching strategic targets while the "Individual Component" is linked to divisional and individual performance on a discretionary basis.

Secondly, the Management Board decided to only award a limited VC pool in light of the results for 2016. Over the course of 2016, the Bank showed strong resilience, in particular due to the hard work and dedication of its employees. In this context, the Bank was also able to make significant progress towards its strategic goals by resolving key matters and restructuring the Bank. Even though the Bank made these steps forward, the compensation decision also had to acknowledge that 2016 was a challenging year for the Bank overall. The Management Board is aware that there is still some way to go to strengthen the Bank and to make it more profitable again. Furthermore, the decisions on VC for 2016 had to take into account the financial impact of the settlement of key matters, as well as the Bank's resulting financial performance. The Management Board therefore decided that a substantial limitation of the VC pool for 2016 would be unavoidable in order to reflect the financial results and to appropriately balance the interests of shareholders and employees. This is especially true at a time when many jobs are being cut and the shareholders are only receiving a low annual dividend. Against this background, the senior employees of the Bank (Corporate Titles 'Vice President', 'Director' and 'Managing Director') received a "Group Component" but not an "Individual Component" for the financial year 2016. This decision was the main factor that led to an overall amount of VC for 2016 of € 0.5 billion, representing a decrease of approximately 77 % compared to 2015.

While the Management Board fully recognized the additional constraints this decision put on employees, it also strongly believes that this decision is in the best long-term interest and fundamental to building a more successful Deutsche Bank. To underline this, the Management Board has decided to voluntarily waive its Variable Compensation for the financial year 2016.

A limited number of employees in crucial positions for the further success of the Bank were granted "Retention Awards" as a special long-term incentive in early 2017, to a large part in the form of shares. This incentive is fully deferred for up to five years plus an additional retention period of twelve months.

Regulatory Environment

Ensuring compliance with regulatory requirements is an overarching consideration in the Bank's Group Compensation Strategy. The Bank strives to be at the forefront of regulatory changes with respect to compensation and will continue to work closely with its prudential supervisor, the European Central Bank (ECB), to be in compliance with all existing and new requirements.

As an EU-headquartered institution, Deutsche Bank is subject to the CRD 4 requirements globally, as translated into German national law in the German Banking Act and Institutsvergütungsverordnung (InstVV). The Bank adopted the rules for all subsidiaries and branches world-wide to the extent required in accordance with Sec. 27 InstVV. The Bank also identifies all employees whose work is deemed to have a material impact on the overall risk profile ("Material Risk Takers" or "MRTs") in accordance with criteria stipulated under the Commission Delegated Regulation (EU) No. 604/2014 of 4 March 2014. MRTs are identified at a Group level and also at a single legal entity level for significant institutions in the meaning of Sec. 17 InstVV.

Pursuant to CRD 4 and the requirements subsequently adopted in the German Banking Act, the Bank is subject to a ratio of 1:1 with regard to fixed to variable remuneration components, which may be increased to 1:2 with shareholder approval. At the Bank's Annual General Meeting on May 22, 2014, and in accordance with Sec. 25a (5) German Banking Act, shareholder approval was granted to increase the ratio to 1:2 with an approval rate of 95.27 %. To emphasize the fixed proportion of remuneration for control function employees, the Bank has determined that individuals within the corporate control functions, as defined in the Bank's Internal Control Framework, remain subject to a 1:1 ratio.

As a result of sector specific legislation and in accordance with the InstVV, certain Asset Management subsidiaries fall under the 'Alternative Investments Fund Managers Directive' ("AIFMD") or the 'Undertakings for Collective Investments in Transferable Securities' ("UCITS") Directive and are subject to their respective remuneration provisions. One notable difference to CRD 4 and its implementation in German law is that AIFMD/UCITS Material Risk Takers are not subject to the fixed to variable ratio stipulated in CRD 4. The Bank identifies Material Risk Takers in AIFMD/UCITS regulated subsidiaries in accordance with the respective regulation and applies the remuneration provisions for InstVV MRTs also to AIFMD/UCITS MRTs except for the 1:2 ratio with regard to fixed to variable components.

The Bank is also cognizant of the guidelines under the 'Markets in Financial Instruments Directive' (MiFID) targeted at employees who engage directly or indirectly with the Bank's clients. The amended MaComp Circular published in January 2014 by the BaFin outlines compensation aspects of MiFID, and requires implementation of a specific compensation policy addressing general requirements, a review of compensation plans and identification of populations of employees deemed to be "Relevant Persons". All InstVV requirements apply to this population to the same extent.

The Bank also adheres to the requirements regarding compensation arrangements contained in the final rule implementing Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act globally (the "Volcker Rule").

In addition to the foregoing, the Bank is also subject to specific rules and regulations implemented by certain local regulators. Many of these requirements are aligned with the InstVV, however, where variations are apparent, pro-active and open discussions with regulators have enabled the Bank to follow the local regulations whilst ensuring any impacted employees or locations remain within the Bank's overall global compensation framework. This includes, for example, the identification of "Covered Employees" in the United States under the requirements of the Federal Reserve Board. In any case, the Bank applies the InstVV requirements as minimum standards globally.

The Bank will continue to closely monitor the regulatory environment. For 2017, the Bank believes the most significant impact will result from the adoption of the new InstVV by the BaFin. Thorough analysis shows that the Bank's compensation system is already aligned to the new provisions to a large extent. However, there will be some notable changes to the remuneration system, such as the introduction of so-called "clawback" provisions.

Compensation Governance

The Bank has established a robust governance structure enabling it to operate within the clear parameters of the Compensation Strategy and the Compensation Policies. In accordance with the German two-tier board structure, the Supervisory Board governs the compensation of the Management Board members while the Management Board oversees compensation matters for all other employees in the Group. Both the Supervisory Board and the Management Board are supported by specific committees and functions, in particular the Compensation Control Committee (CCC) and the Senior Executive Compensation Committee (SECC).

Reward Governance structure


Supervisory Board
Chairman's Committee
Audit Committee
Risk Committee
Nomination Committee
Integrity Committee
Compensation Control Committee
Support & Information
Compensation Officer
Monitoring
Information & Reporting
Management Board
Monitoring
Information
Senior Executive Compensation Committee (SECC)[1]

[1] The relevant tasks are performed by the SECC on behalf of the Management Board.

Compensation Control Committee

The Supervisory Board has established the CCC in accordance with Sec. 25d (12) German Banking Act. It consists of the Chairperson of the Supervisory Board and three further Supervisory Board Members, two from among the employee representatives, and had twelve meetings in the calendar year 2016, four of them being joint meetings with the Risk Committee and one of them being a joint meeting with the Chairman's Committee.

The responsibilities of the CCC include supporting the Supervisory Board in establishing and monitoring the appropriate structure of the compensation system for the Management Board Members of Deutsche Bank AG, considering, in particular, the effects on the risks and risk management in accordance with the InstVV. Furthermore, the CCC monitors the appropriate structure of the compensation system for the employees, as established by the Management Board and the Senior Executive Compensation Committee. The CCC checks regularly whether the total amount of VC is appropriate and set in accordance with the InstVV.

The CCC also assesses the impact of the compensation systems on the management of risk, capital and liquidity and seeks to ensure that the compensation systems are aligned to the business and risk strategies. Furthermore, the CCC supports the Supervisory Board in monitoring whether the internal control functions and the other relevant areas are properly involved in the structuring of the compensation systems.

Compensation Officer

In accordance with Sec. 23 InstVV, the Management Board, in cooperation with the CCC, has appointed a Compensation Officer. The Compensation Officer supports the Supervisory Board and the CCC in performing their duties relating to the compensation systems and cooperates closely with the Chairperson of the CCC. The Compensation Officer is involved in the conceptual review, development, monitoring and the application of the employee's compensation systems on an ongoing basis. The Compensation Officer performs his monitoring obligations independently and provides an assessment on the appropriateness of design and practices of the compensation systems for employees at least annually.

Senior Executive Compensation Committee

The SECC is a delegated committee established by the Management Board which has the mandate to develop sustainable compensation principles, to prepare recommendations on Total Compensation levels and to ensure appropriate compensation governance and oversight. The SECC establishes the Group Compensation Strategy and Compensation Policy. The SECC also utilizes quantitative and qualitative factors to assess performance as a basis for compensation decisions and makes recommendations to the Management Board regarding the annual VC pool and its allocation across Business Divisions and Infrastructure Functions.

In order to maintain its independence, only representatives from Infrastructure Functions who are not aligned to any of the Business Divisions are members of the SECC. In 2016, the SECC's membership comprised of the Chief Administration Officer and the Chief Financial Officer as Co-Chairpersons, as well as the Chief Risk Officer (all of whom are Management Board Members), the Global Head of Human Resources and an additional Finance representative as Voting Members. The Compensation Officer, the Deputy Compensation Officer and one of the Global Co-Heads of HR Manage & Reward Performance were Non-Voting Members. The SECC generally meets on a monthly basis and it had 13 meetings with regard to the performance year 2016 compensation process.

Compensation Strategy

Deutsche Bank recognizes that its compensation system plays a vital role in supporting its strategic objectives. It enables the Bank to attract and retain the individuals required to achieve the Bank's objectives. It also encourages employees to reach their full potential. The Group Compensation Strategy is aligned to the Bank's strategic objectives and to its corporate values and beliefs.

Five key objectives of our compensation practices

- To support the delivery of the Bank's client-focused, global bank strategy by attracting and retaining talent across its full range of diverse business models and country locations
- To support the long-term, sustainable performance and development of the Bank and a corresponding risk strategy
- To promote and support long-term performance based on cost discipline and efficiency
- To ensure that the Bank's compensation practices are safe, by way of risk-adjusting performance outcomes, preventing inappropriate risk taking, ensuring sustained compatibility with capital and liquidity planning, and complying with regulation
- To apply and promote the Bank's corporate values of integrity, sustainable performance, client centricity, innovation, discipline and partnership

Core remuneration principles

- Align compensation to shareholder interests and sustained bank-wide profitability, taking account of risk
- Maximize sustainable performance, both at the employee and the bank-wide level
- Attract and retain the best talent
- Calibrate compensation to reflect different divisions and levels of responsibility
- Apply a simple and transparent compensation design
- Ensure compliance with regulatory requirements

The Group Compensation Policy is an internal document focused on informing and educating employees with regard to the Bank's Compensation Strategy, governance processes as well as compensation practices and structures. Together, the Group Compensation Strategy and the Group Compensation Policy provide a clear and documented link between compensation practices and the wider Group strategy. Both documents have been published on the Bank's intranet site and are available to all employees.

Total Compensation Structure

As part of the Compensation Strategy, the Bank employs a so-called "Total Compensation philosophy", which comprises Fixed Pay and VC. Total Compensation provides an equitable basis for differentiating competitive pay outcomes while reinforcing the Bank's overall strategy within a sound risk management and governance framework, giving due consideration to market factors and regulatory requirements.

In 2016, the Bank introduced a new compensation framework to align employee compensation even more closely with the strategic and business objectives of the Bank, while reducing complexity at the same time. The new compensation framework also puts a stronger emphasis on Fixed Pay over VC and aims to ensure that these components are appropriately balanced.

Fixed Pay is used to compensate employees for their skills, experience and competencies, commensurate with the requirements, size and scope of their role. The appropriate level of Fixed Pay is determined with reference to the prevailing market rates for each role, internal comparisons and applicable regulatory requirements. It plays a key role in permitting the Bank to meet its strategic objectives by attracting and retaining the right talent. For the majority of employees, Fixed Pay is the primary compensation component, and the share of fixed compensation within Total Compensation is far greater than 50 %. This is appropriate to many businesses and will continue to be a significant feature of Total Compensation going forward.

VC has the advantage of being able to differentiate between individual performance and drive behavior through appropriate incentive systems that can positively influence culture. It also allows for flexibility in the cost base. Under the new compensation framework, VC generally consists of two elements – the "Group Component" and the "Individual Component".

In particular, one of the overarching goals of the new compensation framework is to strengthen the link between VC and the performance of the Group. To that end, the Management Board decided to align the "Group Component" directly and in a manner comprehensible for the employees to the Bank's achievements in reaching strategic targets. To assess progress towards the strategic aspirations, the Management Board has decided to utilize four Key Performance Indicators (KPIs) that are significant metrics for the capital, risk, cost and revenue profile of the Bank: Common Equity Tier 1 (CET 1) capital ratio (fully loaded), Leverage ratio, Adjusted cost base (without Postbank and NCOU) and Post-tax return on tangible equity (RoTE). These four KPIs are relevant for regulators, investors and other external stakeholders as they show the progress on the implementation of the strategy and thereby recognize that every employee contributes to the Bank's success.

Depending on eligibility, the "Individual Component" is delivered either in the form of Individual VC or a Recognition Award.

Whereas the "Group Component" links to Group performance, Individual VC takes into consideration a number of financial and non-financial factors. These include the applicable divisional performance, the employee's individual performance and conduct, relativities within the employee's peer group and retention considerations.

The Recognition Award program is targeted at non-tariff employees at the lower hierarchy levels. It provides the opportunity to acknowledge and reward outstanding contributions made by the target population in a transparent and timely manner. Generally, there are two nomination cycles per year.

Under the new compensation framework, there continues to be no guarantee of VC in an existing employment relationship.

Overview on compensation elements

Fixed Pay[1]

Used to compensate employees for their skills, experience and competencies

Linked to requirements, size and scope of the role

Variable Compensation

Group Component

KPIs	Weighting
CET1 ratio	25%
Leverage ratio	25%
Adjusted cost base (without Postbank and NCOU)	25%
Post-tax return on tangible equity	25%

Individual Component

Individual Variable Compensation	Component for more senior employees based on - individual objectives and expectations - financial and non-financial factors - divisional success
Recognition Award	Acknowledges outstanding contributions of employees of lower hierarchical levels with generally two nomination cycles per year

Benefits

Granted in accordance with respective local market practice, requirements and demands (including company pension schemes)

May be linked to certain seniority or to certain length of service without direct link to performance

[1] Fixed Pay may include an Additional Fixed Pay Supplement, regional allowances, or other non-salary elements or allowances where applicable.

Determination of Variable Compensation – Methodology

The Bank has a robust methodology in place, aimed at ensuring that the determination of variable compensation (VC) reflects the risk-adjusted performance as well as the capital position of the Bank and its divisions. The Group VC pool is primarily driven by (i) Group affordability (i.e. what "can" the Bank award in alignment with regulatory requirements) and (ii) Group strategy (what "should" the Bank award in order to provide an appropriate compensation while protecting the long-term health of the franchise). In 2016, the Bank has revised the methodology to reflect the new compensation framework and its compensation elements.

Determination of Variable Compensation

Parameter	Description
Group affordability assessment	Group affordability is assessed, as a first step, to determine if the Bank is in a position to award VC. This includes conducting the so-called 'Net Results Test' and reviewing the outcome in the context of the defined Group affordability parameters. The affordability parameters used are fully aligned to the Bank's Risk Appetite Framework and include: CET 1 Ratio, Economic Capital Adequacy Ratio, Leverage Ratio, Stressed Net Liquidity Position and Liquidity Coverage Ratio. The Group VC pool is considered affordable if aligned with these key parameters and if consistent with the projected fulfilment of future regulatory and strategic goals.
Group Component	The Group Component aligns a portion of all employees' compensation with the performance of the Bank vis-à-vis strategic targets. The Group Component is determined based upon the performance of four equally weighted Key Performance Indicators (KPIs): CET 1 ratio (fully loaded), Leverage ratio, Adjusted cost base (without Postbank and NCOU) and Post-tax Return on Tangible Equity. These four KPIs represent important metrics for the capital, risk, cost and the revenue profile of the Bank and provide a good indication of the sustainable performance of the Bank.
Individual VC	The Bank references a range of considerations as part of its Individual VC determination methodology. For the Business Divisions, the starting point of any pool determination is their financial performance. This is assessed in context of divisional targets and appropriately risk-adjusted, in particular by referencing the degree of future potential risks to which the Bank may be exposed, and the amount of capital required to absorb severe unexpected losses arising from these risks. For the Infrastructure Functions, the performance assessment is based on achievement of cost performance & control targets. While Infrastructure VC pools depend on the overall performance of the Bank, they are not dependent on the performance of the division(s) they oversee in line with regulatory requirements. In addition, the Bank retains the ability to adjust the total amount of Individual VC on the basis of a discretionary decision with due consideration given to key quantitative and qualitative factors, including strategic qualitative factors, e.g. progress on strategic objectives, balance of employee protection and shareholder return, strategic importance of the division to the Group, future business strategy needs such as franchise protection and growth, relative performance vs. peers and market position / trends.
Recognition Award	The purpose of the Recognition Award is to recognize outstanding contributions from the Bank's population on lower hierarchical levels. The size of the Recognition Award Program is directly linked to a set percentage of Fixed Pay for the in scope employee population and it is generally paid out twice a year.

Compensation Decisions for 2016

Given the current operating environment, the Management Board decided that a limited VC pool for 2016 is in the best long-term interest of the franchise and is required to appropriately balance the interests of shareholders and employees.

Specifically, the Management Board decided that the Bank's senior employees (Corporate Titles 'Vice President', 'Director' and 'Managing Director') would only receive a "Group Component" but no "Individual Component". To protect junior employees, employees up to the 'Assistant Vice President' level who were not eligible for a Recognition Award remained eligible to receive a limited Individual VC. For the same reason, the two nomination cycles for the Recognition Awards for the financial year 2016 were carried out as planned. Binding contractual agreements, such as bonuses covered by collective labor agreements, were also fulfilled. Those subsidiaries which have not introduced the new compensation framework in 2016 yet, only granted limited VC pools as well. The respective VC pools were then distributed according to the relevant frameworks.

The "Group Component" was awarded to all eligible employees in line with the assessment of the defined four KPIs, as outlined on the previous pages. Based on the fact that solid progress was made during 2016 in improving three of the four KPIs against the Bank's public targets, the Management Board determined a target achievement rate of 50 %. This rate formed the basis for determining employees' specific "Group Component" payout.

In total, these decisions resulted in an overall VC pool for 2016 amounting to € 0.5 billion which represents a decrease of approximately 77 % compared to the VC for performance year 2015, granted in March 2016.

Compared to 2015, Fixed Pay for 2016 increased slightly by approximately 3 % from € 8.1 billion to € 8.3 billion. The main reason for this increase was a rebalancing of the fixed and variable remuneration elements in context of the introduction of the new compensation framework.

In addition, a number of employees in crucial positions for the further success of the Bank were granted so-called "Retention Awards" as a special long-term incentive in early 2017, partly in the form of shares, which is fully deferred for up to five years with an additional retention period of twelve months. This incentive is not designed to compensate the recipients for their performance in 2016 and therefore does not form part of 2016 compensation. It has been granted in order to foster retention of the recipients. Further information can be found in the chapter "2017 Retention Award Program".

Variable Compensation and deferral rates


2010
2011
2012
2013
2014
2015
2016
in € bn
4.3
3.6
3.2
3.2
2.7
2.4
0.5
in %
2.2
2.1
49%
1.4
2.2
61%
1.7
1.5
47%
1.6
1.6
49%
1.3
1.4
52%
1.2
1.2
49%
0.4
0.1
28%
Cash
Deferred
Deferral rate in % (i,e, the proportion of the total Variable Compensation that is delivered in deferred awards)

Compensation expenses 2016

in € m. (unless stated otherwise)[1]	GM	CIB	PW&CC	Deutsche AM	NCOU	Independent Control Functions[2]	Corporate Functions[3]	2016 Group Total[4]	2015 Group Total
Number of employees (full-time equivalent) at period end	4,737	7,116	24,514	2,547	116	6,084	36,518	99,744	101,104
Total Compensation	1,203	1,208	1,826	400	28	622	2,534	8,887	10,528
thereof:									
Fixed	1,054	1,068	1,739	356	26	598	2,435	8,341	8,122
Variable	149	140	87	44	2	24	99	546	2,406

1 The table may contain marginal rounding differences.
2 In accordance with regulatory guidance, "Independent Control Functions" for the purposes of this table include the areas of the Chief Risk Officer, the Chief Regulatory Officer as well as Group Audit. Internally, the Bank has identified further Infrastructure Functions as "Independent Control Functions" to which the Bank also applies the fixed to variable remuneration ratio of 1:1.
3 "Corporate Functions" comprise any Infrastructure Function that is not captured as an Independent Control Function for the purposes of this table.
4 In addition to the information included on divisional level, the 2016 Group Total also includes employees of Postbank Group (18,112 employees) as well as Postbank Total Fixed Pay figures (€ 1,065 million). Variable remuneration granted by Postbank Group is not included in the above variable amount. For Postbank Group, a total amount of variable remuneration of € 85.6 million is envisaged.

Recognition and Amortization of Variable Compensation

As of December 31, 2016, including awards granted in early March 2017 for financial year 2016, unamortized deferred VC expenses amount to approximately € 0.9 billion. The following graph visualizes the amount of VC recognized on the balance sheet for 2016 and the projected future amortization of outstanding VC over the next financial years (future grants and forfeitures excluded).

Variable Compensation

Recognition as of December 31, 2016 and projected amortization of deferred compensation granted


Recognized on balance sheet as of Dec 31, 2016
Not yet recognized on balance sheet as of Dec 31, 2016
2017
2018 – 2021
Projected amortization (excluding future grants and forfeitures)
* thereof € 0.8 bn recognized as other liability
* thereof € 1.0 bn recognized in equity
0.4
1.8*
0.1
0.7
0.1
0.4
0.1
0.3
in € bn
2.2
0.9
0.5
0.4

Cash portion of variable compensation granted for performance year 2016 recognized as part of other liabilities.
Deferred variable compensation granted for performance year 2015 or earlier.
Deferred variable compensation granted for performance year 2016.
Due to rounding, numbers presented may not add up precisely to the totals provided.

Of the VC for 2016, € 0.4 billion are charged to the income statement for 2016 and € 0.1 billion will be charged to future years. In addition, the income statement for 2016 was charged with a VC of € 0.9 billion stemming from prior years' deferrals.

Reconciliation between Variable Compensation and P&L charge


2015
2016
2016
2015
Variable compensation awarded for the respective performance year
Deferred awards (charged in future periods)
Amortization of prior years' deferrals
Income statement charge for variable compensation for the respective year
1.2
1.2
0.1
0.4
0.1
0.9
0.9
0.4
1.4
1.2
in € bn
2.4
0.5
0.1
0.9
1.3
2.6
Deferred awards (charged in future periods)
Cash bonus (charged in respective period)
Amortization of prior years' deferrals

Variable Compensation Structure and Vehicles

The Bank's compensation structures are designed not to provide any incentive to engage in excessive risk-taking. They aim to ensure that the alignment of the VC to the sustainable performance of the Group increases with the level of responsibility and the overall amount of compensation awarded. In this context, the Bank continues to believe that the use of shares or share-based instruments for remuneration purposes is an effective way to align the compensation with the Bank's long-term performance and the interests of shareholders. By using Deutsche Bank shares, the value of the individual's remuneration is linked to the Bank's share price over the vesting and retention period, if applicable, and is therefore tied to the long-term performance of the Bank.

As in previous years, the Bank has decided to exceed certain regulatory restrictions regarding VC, meaning that the Bank is putting structures and restrictions in place that are stricter than certain regulatory requirements. 40 % of VC (60 % for Executive Directors) for material risk takers (MRT) is deferred for four years on a pro rata vesting schedule. Additionally, the Bank identified a so-called "Senior Leadership Cadre" (SLC) consisting of the Bank's most senior employees who are the significant influencers and stewards of the Bank's long-term health and performance. To further align the compensation of this group with the sustained performance of the Bank, their deferred equity awards are subject to four and a half years cliff vesting. As for Executive Directors, their deferral rate is 60 %.

All MRTs receive 50 % of their Deferred Awards in Restricted Equity and 50 % in Restricted Cash. In addition, 50 % of the upfront VC award is also granted as equity. All equity awards for MRTs are subject to an additional retention period upon the vesting of each tranche, during which employees are not permitted to sell their shares. In accordance with respective guidance provided by the BaFin, these requirements do not apply for MRTs whose VC is less than € 50,000. Due to the limited VC pool for 2016, 1,947 MRTs were below this threshold and therefore received their entire VC award in cash.

The Bank chose to apply the MRT remuneration structures consistently to all other senior employees (Corporate Titles 'Vice President', 'Director' and 'Managing Director') who have not been identified as MRT, with the exception of the upfront VC proportion which is awarded 100 % in cash. Any deferred equity proportion is also not subject to an additional retention period.

Overview on award structure

Award Type	Weighting	Proportion	Deferral Period	Retention Period
Upfront Compensation	60% of VC[1]	50% cash (Cash Bonus)[2]	N/A	N/A
		50% equity (Equity Upfront Award ("EUA"))[2]	N/A	12 months[3]
Deferred Compensation	40% of VC[1]	50% cash (Restricted Incentive Award ("RIA"))	Pro rata over 4 years	N/A
		50% equity (Restricted Equity Award ("REA"))	Pro rata over 4 years; 4.5 year cliff vesting for SLC	6 months[3]

N/A – Not applicable
[1] 40 % deferral for awards ≥ € 50,000 (60 % for Executive Directors and Senior Leadership Cadre); employees with a Variable Compensation of < € 50,000 receive 100 % cash.
[2] Non-MRTs receive 100 % of their upfront compensation in cash.
[3] Only applies to MRTs.

Ex-post Risk Adjustment of Variable Compensation

Performance conditions and forfeiture provisions are key elements of the Bank's deferred compensation structures and support the alignment of awards with future employee conduct and performance while also allowing for an appropriate back-testing of the initial performance assessment. While all deferred awards are subject to numerous performance conditions and forfeiture provisions, the specific applicability depends on the award component, the employees' division and any identification as an MRT. An overview on the performance conditions and forfeiture provisions can be found below.

Overview on performance conditions and forfeiture provisions of Variable Compensation

Provision	Description	Forfeiture
Group's CET 1 Ratio	If at the quarter end prior to vesting and delivery the Group's CET 1 Ratio is below a certain threshold	Next tranche of equity based deferred award due for delivery (100% of all undelivered Equity Upfront Awards)[1]
Negative Group IBIT	If the Management Board determines that prior to delivery Group IBIT is negative	Next tranche of equity based deferred award due for delivery (applies also to cash based deferred award of MRTs)[2]
Negative Divisional IBIT	If the Management Board determines that prior to delivery Divisional IBIT is negative	Next tranche of deferred award due for delivery (applies only to MRTs in Business Divisions excluding NCOU MRTs)[2]
Impairment	If any award was based on performance measures or assumptions that are later deemed to be materially inaccurate or if a deal, trade or transaction considered to be attributable to an employee has a significant adverse effect	Up to 100% of undelivered awards
Policy / Regulatory Breach	In the event of an internal policy or procedure breach, or breach of any applicable laws or regulations	Up to 100% of undelivered awards
Material Control Failure	If a Material Control Failure occurs which is considered to be attributable to the employee	Up to 100% of undelivered awards
Regulatory Requirements	If forfeiture is required to comply with prevailing regulatory requirements	Up to 100% of undelivered awards

[1] For award types subject to cliff-vesting, the whole award will be forfeited if at quarter end prior to vesting or settlement the Group's CET 1 ratio is below the threshold.
[2] For award types subject to cliff-vesting, a certain award proportion (20 % for REA of the SLC) will be forfeited in respect of a year, if the IBIT is negative for that year.

With respect to deferred awards from prior financial years scheduled to be delivered in the first quarter of 2017, the Management Board has confirmed that the performance conditions relating to Group-wide and divisional IBIT for the financial year 2016 have been met.

2017 Retention Award Program

A limited number of employees have been granted a special long-term incentive ("Retention Award") in early 2017. In order to mitigate retention risks and to protect the franchise, the Management Board decided to grant these Retention Awards to employees who are key contributors to the Bank's future success in crucial roles, who are in high demand in the market and who would be very difficult to replace.

These Retention Awards are not designed to compensate the recipients for their performance in 2016 and therefore do not form part of 2016 compensation. The awards were granted in order to foster retention of the recipients. As opposed to annual VC, the awards are 100 % deferred, without any upfront compensation elements, 50 % in the form of equity and 50 % as cash. The awards are deferred for three to five years and are subject to the same measures of ex-post risk-adjustment as described on the previous page. The earliest payout date for parts of these awards is therefore early 2018 for non-Material Risk Takers and 2020 for MRTs respectively. The equity proportions for MRTs are subject to an additional retention period, meaning that the respective award portions are only delivered after up to six years. To benefit from these awards, Retention Award recipients need to stay at Deutsche Bank. If they leave for a competitor, any undelivered portion of an award will be forfeited.

Overall, Retention Awards were awarded to 5,522 employees or approximately 5 % of Deutsche Bank's global workforce. € 554 million were granted in deferred cash, deferred for up to three to five years, and € 554 million were granted in deferred equity. To further align the awards with the long-term health of the Bank and the interests of shareholders, this equity portion will not vest, meaning that this portion will lapse, if the Bank's share price does not reach a certain share price target. If the share price target is met, the equity portion is paid out after three years for non-MRTs, and after five to six years for MRTs.

Overview of structure of Retention Awards

Population	Weighting	Proportion	Deferral Period	Retention Period
Material Risk Takers	100% deferred	50% cash (RIA)	50% in year 4, 50% in year 5	N/A
		50% equity (REA)	50% in year 4, 50% in year 5	12 months
Non-Material Risk Takers	100% deferred	50% cash (RIA)	3 year pro rata vesting with annual tranches	N/A
		50% equity (REA)	Cliff vesting after 3 years	N/A

N/A – Not applicable

Compensation disclosure pursuant to Sec. 16 InstVV and Art. 450 CRR

On a global basis, 3,056 employees were identified as InstVV Material Risk Takers (InstVV MRTs) for financial year 2016. The collective remuneration elements for InstVV MRTs are detailed in the tables below in accordance with Sec. 16 InstVV and Art. 450 CRR.

Aggregate remuneration for InstVV Material Risk Takers

									2016	2015
		Business units								
in € m. (unless stated otherwise)[1]	Senior Management[2]	GM	CIB	PW&CC	Deutsche AM	NCOU	Independent Control Functions[3]	Corporate Functions[4]	Group Total	Group Total
Number of MRTs (headcount)	203	1,098	784	314	202	24	153	278	3,056	3,005
Number of MRTs (FTE)	202	1,095	783	313	201	24	153	276	3,047	2,997
Total Pay	**187**	**585**	**427**	**148**	**104**	**13**	**58**	**127**	**1,648**	2,670
Total Fixed Pay	**164**	**515**	**381**	**117**	**77**	**12**	**53**	**118**	**1,438**	1,423
Total Variable Pay for period	**23**	**70**	**45**	**31**	**27**	**1**	**4**	**9**	**210**	1,246
thereof:										
in cash	12	46	30	21	13	1	4	7	134	498
in shares	11	24	16	10	9	0	1	1	71	745
in other types of instruments	0	0	0	0	5	0	0	0	5	3
Total Variable Pay for period, deferred	**14**	**32**	**19**	**18**	**21**	**0**	**1**	**1**	**106**	904
thereof:										
in cash	7	16	9	9	8	0	0	1	51	317
in shares	7	16	9	9	8	0	0	1	51	587
in other types of instruments	0	0	0	0	5	0	0	0	5	0
Article 450 (1) h(iii) of the CRR in conjunction with article 450 (1) h(iv) of the CRR on deferred variable remuneration from previous years and on explicit risk adjustments										
Total amount of variable pay still outstanding at the beginning of the year that was deferred in previous years	**382**	**810**	**613**	**152**	**135**	**22**	**32**	**173**	**2,318**	2,283
thereof:										
vested	114	395	292	67	54	10	14	64	1,009	1,058
unvested	268	415	321	85	81	13	18	109	1,309	1,225
Deferred Variable Pay awarded, paid out or reduced during period										
awarded during period	154	399	325	101	83	9	20	69	1,160	1,131
paid out during period	85	275	204	42	58	7	10	45	725	1,137
reduced through explicit risk adjustments									13	26
Article 450 (1) h(v) of the CRR on hiring bonuses										
Number of beneficiaries of guaranteed variable remuneration (hiring bonuses)	7	15	10	2	1	0	4	3	42	94
Total amount of guaranteed variable pay (hiring bonuses)	21	19	19	1	0	0	1	0	61	66
Article 450 (1) h(v) and (vi) of the CRR on severance payments										
Total amount of severance payments granted	0	12	7	6	6	0	5	6	42	38
Number of beneficiaries of severance payments granted by headcount/FTE	0	48	24	6	19	1	4	12	114	70
Highest severance payment granted to an individual									4	5

[1] Figures may include rounding differences.
[2] Refers to Management Board members and Executive Directors of significant institutions in accordance with Sec. 17 InstV and to members of the Senior Leadership Cadre. Supervisory Board Members / Non-Executive Directors are also included in "Senior Management" headcount (thereof 47) and FTE (thereof 46) but not in any other lines as they receive no variable remuneration elements for these activities and as their fixed compensation elements are not meaningful.
[3] In accordance with regulatory guidance, "Independent Control Functions" for the purposes of this table include the areas of the Chief Risk Officer, the Chief Regulatory Officer as well as Group Audit. Internally, the Bank has identified more Infrastructure Functions as "Independent Control Functions" to which the Bank also applies the fixed to variable remuneration ratio of 1:1.
[4] Corporate Functions comprise any Infrastructure Function that is not captured as Independent Control Function for the purposes of this table.

Remuneration of high earners

in €	2016 Number of employees
Total Pay	
1,000,000 to 1,499,999	183
1,500,000 to 1,999,999	62
2,000,000 to 2,499,999	36
2,500,000 to 2,999,999	15
3,000,000 to 3,499,999	14
3,500,000 to 3,999,999	2
4.000,000 to 4,499,999	1
4,500,000 to 4,999,999	0
5,000,000 to 5,999,999	1
6,000,000 to 6,999,999	2

In total, 316 employees received a Total Pay of € 1 million or more for 2016, compared to 756 employees in 2015.

Compensation System for Supervisory Board Members

The compensation principles for Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at the Annual General Meeting. Such compensation provisions were last amended by resolution of the Annual General Meeting on May 22, 2014 which became effective on July 17, 2014. Accordingly, the following provisions apply:

The members of the Supervisory Board receive fixed annual compensation ("Supervisory Board Compensation"). The annual base compensation amounts to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount.

Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation as follows:

Committee in €	Dec 31, 2016 Chairperson	 Member
Audit Committee	200,000	100,000
Risk Committee	200,000	100,000
Nomination Committee	100,000	50,000
Mediation Committee	0	0
Integrity Committee	200,000	100,000
Chairman's Committee	100,000	50,000
Compensation Control Committee	100,000	50,000

75 % of the compensation determined is disbursed to each Supervisory Board member after submitting invoices in February of the following year. The other 25 % is converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, provided that the member does not leave the Supervisory Board due to important cause which would have justified dismissal.

In case of a change in Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; a forfeiture regulation applies to 25 % of the compensation for that financial year.

The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including any value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work shall be paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman will be appropriately reimbursed for travel expenses incurred in performing representative tasks that his function requires and for the costs of security measures required on account of his function.

In the interest of the company, the members of the Supervisory Board will be included in an appropriate amount, with a deductible, in any financial liability insurance policy held by the company. The premiums for this are paid by the company.

Supervisory Board Compensation for the 2016 Financial Year

Individual members of the Supervisory Board received the following compensation for the 2016 financial year (excluding value added tax).

Members of the Supervisory Board in €	Compensation for fiscal year 2016		Compensation for fiscal year 2015	
	Fixed	Thereof payable in February 2017	Fixed	Thereof payable in February 2016
Dr. Paul Achleitner	800,000	600,000	808,333	606,250
Alfred Herling[1]	300,000	300,000	300,000	225,000
Wolfgang Böhr	141,667	106,250	8,333	6,250
Frank Bsirske	250,000	187,500	250,000	187,500
John Cryan	0	0	200,000	200,000
Dina Dublon	300,000	225,000	291,667	218,750
Jan Duscheck[2]	41,667	31,250	0	0
Katherine Garrett-Cox[3]	125,000	104,167	100,000	75,000
Timo Heider	200,000	150,000	200,000	150,000
Sabine Irrgang	200,000	150,000	200,000	150,000
Prof. Dr. Henning Kagermann	250,000	187,500	250,000	187,500
Martina Klee	200,000	150,000	200,000	150,000
Peter Löscher	200,000	150,000	200,000	150,000
Henriette Mark	200,000	150,000	200,000	150,000
Richard Meddings	400,000	300,000	100,000	75,000
Louise Parent	333,333	250,000	200,000	150,000
Gabriele Platscher	200,000	150,000	200,000	150,000
Bernd Rose	200,000	150,000	200,000	150,000
Prof. Dr. Stefan Simon[4]	33,333	25,000	0	0
Rudolf Stockem[5]	116,667	116,667	200,000	150,000
Stephan Szukalski[6]	0	0	91,667	91,667
Dr. Johannes Teyssen	216,667	162,500	150,000	112,500
Georg Thoma[7]	108,333	108,333	300,000	225,000
Prof. Dr. Klaus Rüdiger Trützschler	200,000	150,000	200,000	150,000
Total	**5,016,667**	**3,904,167**	4,850,000	3,710,417

[1] Member until December 31, 2016.
[2] Member since August 2, 2016.
[3] Member was re-elected on May 19, 2016.
[4] Member since August 23, 2016.
[5] Member until July 31, 2016.
[6] Member until November 30, 2015.
[7] Member until May 28, 2016.

Following the submission of invoices in February 2017, 25 % of the compensation determined for each Supervisory Board member for the 2016 financial year was converted into notional shares of the company on the basis of a share price of € 18.455 (average closing price on the Frankfurt Stock Exchange (Xetra) during the last ten trading days of January 2017, calculated to three digits after the decimal point). Members who left the Supervisory Board in 2016 were paid the entire amount of compensation in cash.

The following table shows the number of notional shares of the Supervisory Board members, to three digits after the decimal point, that were awarded in February 2017 as part of their 2016 compensation as well as the number of notional shares accumulated during the respective membership in the Supervisory Board and the amounts paid out in February 2017 for departed or re-elected members.

	Number of notional shares			
Members of the Supervisory Board	Converted in February 2017 as part of the compensation 2016	Total prior-year amounts from 2013 to 2015	Total (cumulative)	In February 2017 payable in €[1]
Dr. Paul Achleitner	10,837.171	24,005.183	34,842.354	0
Alfred Herling[2]	0.000	8,254.647	8,254.647	152,340
Wolfgang Böhr	1,919.082	120.250	2,039.332	0
Frank Bsirske	3,386.616	6,425.919	9,812.535	0
Dina Dublon	4,063.939	6,381.695	10,445.634	0
Jan Duscheck[3]	564.436	0.000	564.436	0
Katherine Garrett-Cox[4]	1,128.872	3,093.464	4,222.336	57,090
Timo Heider	2,709.293	5,161.183	7,870.476	0
Sabine Irrgang	2,709.293	5,161.183	7,870.476	0
Prof. Dr. Henning Kagermann	3,386.616	7,130.910	10,517.526	0
Martina Klee	2,709.293	5,443.179	8,152.472	0
Peter Löscher	2,709.293	5,443.179	8,152.472	0
Henriette Mark	2,709.293	6,186.930	8,896.223	0
Richard Meddings	5,418.586	1,443.001	6,861.587	0
Louise Parent	4,515.488	3,778.536	8,294.024	0
Gabriele Platscher	2,709.293	5,904.933	8,614.226	0
Bernd Rose	2,709.293	5,622.937	8,332.230	0
Prof. Dr. Stefan Simon[5]	451.549	0.000	451.549	0
Rudolf Stockem[6]	0.000	5,904.933	5,904.933	108,976
Dr. Johannes Teyssen	2,935.067	4,037.444	6,972.511	0
Georg Thoma[7]	0.000	7,510.895	7,510.895	138,614
Prof. Dr. Klaus Rüdiger Trützschler	2,709.293	6,186.930	8,896.223	0
Total	**60,281.766**	123,197.331	**183,479.097**	**457,020**

1 At a value of € 18.455 based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of January 2017.
2 Member until December 31, 2016.
3 Member since August 2, 2016.
4 Member was re-elected on May 19, 2016.
5 Member since August 23, 2016.
6 Member until July 31, 2016.
7 Member until May 28, 2016.

All employee representatives on the Supervisory Board, with the exception of Frank Bsirske, Rudolf Stockem (until July 31, 2016) and Jan Duscheck (since August 2, 2016), are employed by us. In the 2016 financial year, we paid such members a total amount of € 1.05 million in the form of salary, retirement and pension compensation in addition to their Supervisory Board compensation.

We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with the termination of such employment. During 2016, we set aside € 0.08 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

With the agreement of the Bank's Management Board, Dr. Paul Achleitner performs representative functions in various ways on an unpaid basis for the Bank and participates in opportunities for referrals of business for the Bank. These tasks are related to the functional responsibilities of the Chairman of the Supervisory Board of Deutsche Bank AG. In this respect, the reimbursement of costs is regulated in the Articles of Association. On the basis of a separate contractual agreement, the Bank provides Dr. Paul Achleitner with infrastructure and support services free of charge for his services in the interest of the Bank. He is therefore entitled to avail himself of internal resources for preparing and carrying out his activities. The Bank's security and car services are available for Dr. Paul Achleitner to use free of charge for these tasks. The Bank also reimburses travel expenses and participation fees and covers the taxes for any non-cash benefits provided. On September 24, 2012, the Chairman's Committee approved the conclusion of this agreement. The provisions apply for the duration of Dr. Paul Achleitner's tenure as Chairman of the Supervisory Board and are reviewed on an annual basis for appropriateness. Under this agreement between Deutsche Bank and Dr. Achleitner, support services equivalent to € 225,000 (2015: € 203,000) were provided and reimbursements for expenses amounting to € 234,488 (2015: € 233,867) were paid during the 2016 financial year.

Corporate Responsibility

Deutsche Bank's approach to corporate responsibility (CR) focuses on the three dimensions of sustainability to create economic, environmental and social value. It aims to set the direction for a future-orientated business strategy that balances economic success with environmental and social responsibility.

The Bank seeks to promote sustainable business, to increase transparency, and to avoid negative environmental and social impacts from its core businesses. In addition the Bank strives to manage its business operations sustainably, and embraces its responsibilities as a corporate citizen.

The Bank's understanding of responsibility is aligned with its Code of Business Conduct and Ethics and is reflected in its procedures, policies and processes. It is underpinned by the formal commitment to international standards and principles such as the ten Principles of the UN Global Compact.

Please visit Deutsche Bank's online "Corporate Responsibility Report" on cr-report.db.com/16 and db.com/society for more information on:

- Environmental and social risks: Deutsche Bank's approach to managing environmental and social (ES) risk is based on a policy framework, which forms part of our global Reputational Risk Framework. The Environmental and Social Policy Framework specifies the requirements for ES due diligence, and the criteria for mandatory referral to the Bank's sustainability function. The number of clients and transactions reviewed under this framework by the Bank's sustainability team decreased in 2016 to 727 (December 31, 2015: 1,346), as a result of revised and strengthened escalation criteria, and improved the Bank's roll out of the Framework via training. In addition, the Bank continued to endorse its Statement on Human Rights in line with the UN Guiding Principles on Business and Human Rights. In 2016, the focus was on raising awareness and broadening understanding around the relevance of human rights issues across the organization, and the implementation of the UK Modern Slavery Act.
- ESG factors in Asset Management: At the end of 2016, Deutsche Asset Management (Deutsche AM) managed assets of approximately € 10 billion invested on the basis of ESG criteria (December 31, 2015: € 7.7 billion). In 2016, Deutsche AM developed a Responsible Investment Statement. It outlines Deutsche AM's position regarding ESG issues, the international principles that inform its approach, and how ESG factors are integrated into business and investment activities.
- Tackling climate change: In 2016, Deutsche Bank revised its approach to financing coal mining and power, and amended its formal position and internal guidelines, to be effective from December 2016. The Bank and its subsidiaries will not grant new financing for greenfield thermal coal mining and new coal-fired power plant construction. Moreover, the Bank will gradually reduce its existing exposure to the thermal coal mining sector. Furthermore, Deutsche Bank arranged € 3.9 billion in project finance for renewable energy generation of more than 3,480 megawatts. Deutsche Bank was the first commercial bank globally to become accredited to act as implementing entity for the UN Green Climate Fund. In 2016, the Fund approved an investment of about € 74.4 million in the Green Energy Access Program, a new Deutsche AM fund for renewable energy access in Africa. The investment will contribute to the Sustainable Development Goals.
- Carbon neutral operations: Deutsche Bank continued to operate on a carbon neutral basis in 2016 by investing in energy efficiency projects, using renewable electricity, and offsetting unavoidable emissions by purchasing and retiring high-grade offset certificates.

– Corporate Citizenship: Deutsche Bank's corporate citizenship strategy is to support drivers of prosperity for individuals, communities and economies. Under the Born to Be-umbrella, the Bank supports education projects that prepare young people to become the workforce of tomorrow. With its Made for Good program, the Bank assists enterprises that help drive positive change in society to get off the ground and reach their next level. In the communities where Deutsche Bank does business, it helps them to get stronger and more inclusive, empowers the disadvantaged and contributes to the revitalization of distressed areas. It works with like-minded partners from public and private sectors and with the commitment of its workforce. In addition, the Bank's Plus You volunteering and giving portfolio encourages its people to contribute to causes they care about. Public advocacy further strengthens the impact of the Bank's corporate citizenship programs. With a total investment of € 73.5 million in 2016 (December 31, 2015: € 76.8 million), Deutsche Bank and its foundations continue to be among the world's most active corporate citizens. Almost 4.9 million (December 31, 2015: 4.7 million) people benefited from their initiatives, the reach of the Bank's Born to Be youth engagement program increased to 1.35 million people (December 31, 2015: 1.3 million). More than 9,800 social enterprises benefitted from Made for Good offers in 2016. 16,651 colleagues, 20 % of global staff, (December 31, 2015: 17,382; 22 % of global staff) volunteered almost 188,000 hours of their time, skills, and expertise.

Employees

Group Headcount

As of December 31, 2016, we employed a total of 99,744 staff members as compared to 101,104 as of December 31, 2015. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2016, 2015 and 2014.

Employees[1]	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Germany	44,600	45,757	45,392
Europe (outside Germany), Middle East and Africa	24,062	23,767	23,063
Asia/Pacific	20,099	20,144	19,023
North America[2]	10,611	10,842	10,054
Latin America	373	595	606
Total employees	**99,744**	101,104	98,138

[1] Full-time equivalent employees.
[2] Primarily the United States.

The number of our employees decreased in 2016 by 1,360 or 1.3 % driven by implementation of our targets originally announced in October 2015:

- Germany (-1,157; -2.5 %) driven by the implementation of restructuring measures, primarily in Private, Wealth and Commercial Clients and by reductions related to Postbank;
- North America (-230; -2.1 %) mainly related to the divestment of Private Client Services;
- Latin America (-222; -37.3 %) as a result of the implementation of our footprint strategy;
- EMEA ex Germany (+295; +1.2 %) mainly driven by UK primarily related to the insourcing of external roles predominantly in COO and due to strengthening of control functions, e.g. Compliance, Anti-Financial Crime, Risk and Audit.

Employees	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Global Markets	4.7 %	4.9 %	5.2 %
Corporate & Investment Banking	7.1 %	7.3 %	7.4 %
Private, Wealth & Commercial Clients	24.6 %	25.4 %	26.2 %
Deutsche Asset Management	2.6 %	2.7 %	2.6 %
Postbank	18.2 %	18.5 %	19.1 %
Non-Core Operations Unit	0.1 %	0.1 %	0.2 %
Infrastructure / Regional Management	42.7 %	41.1 %	39.3 %

- Global Markets (-185; -3.8 %) due to reduced engagements primarily in India, in the US, in Latin America and in the Russian Federation;
- Corporate & Investment Banking (-244; -3.3 %) driven by Corporate Finance (-161; -5.2 %) and by Global Transaction Banking (-84; -2.0 %);
- Private, Wealth & Commercial Clients (-1,156; -4.5 %) driven by reductions primarily in Germany and by the divestment of Private Client Services in the US;
- Deutsche Asset Management (-157; -5.8 %) particularly a result of the development in the US, in UK and the divestment of Deutsche Asset Management (India);
- Postbank (-547; -2.9 %) primarily due to reductions in the branch network;
- Non-Core Operations Unit (-25; -17.4 %) primarily due to investment banking related Non-Core Operations;
- Infrastructure functions (+953; +2.3 %) mainly driven by insourcing of external roles primarily in COO and due to strengthening of control functions, e.g. Compliance, Anti-Financial Crime, Risk and Audit.

Labor Relations

In Germany, labor unions and employers' associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers' associations and are bound by collective bargaining agreements.

Each year, our employers' association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in July 2016 includes the period from May 2016 onwards. After five months without any pay raise, a first pay raise of 1.5 % takes place from October 2016 on, a second pay rise of 1.1 % from January 2018 on, and a third pay raise of 1.1 % from November 2018 on. The existing collective bargaining agreement will last until January 31, 2019.

Our employers' association negotiates with the following unions:

- ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen;
- Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister);
- Deutscher Handels- und Industrieangestellten Verband (DHV – Die Berufsgewerkschaft);
- Komba Gewerkschaft (public service union, only relevant for Postbank);
- DPVKom – Die Kommunikationsgewerkschaft (only relevant for Postbank).

German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are union members. Approximately 15 % of the employees in the German banking industry are unionized. We estimate that less than 15 % of our employees in Germany are unionized (excluding Postbank, which itself traditionally has a significantly higher unionization rate of approximately 60 %). On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions (including Postbank, less than 25 %).

As of December 31, 2016, 32 % of Postbank staff members in Germany are civil servants (full-time equivalent basis), compared to 33 % as of December 31, 2015.

Post-Employment Benefit Plans

We sponsor a number of post-employment benefit plans on behalf of our employees, both defined contribution plans and defined benefit plans.

In our globally coordinated accounting process covering defined benefit plans with a defined benefit obligation exceeding € 2 million our global actuary reviews the valuations provided by locally appointed actuaries in each country.

By applying our global principles for determining the financial and demographic assumptions we ensure that the assumptions are best-estimate, unbiased and mutually compatible, and that they are globally consistent.

For a further discussion on our employee benefit plans see Note 36 "Employee Benefits" to our consolidated financial statements.

Restructuring as part of our strategy

Deutsche Bank's people agenda and HR activities in 2016 were characterized by the bank's transformation and restructuring measures that form part of our targets originally announced in October 2015. To make the organization more cost-efficient, a reduction of staff by 9,000 individual jobs as measured in FTE worldwide, with 4,000 located in Germany, had been announced in 2015. During 2016, the bank conducted a transparent and constructive dialogue with employee representatives in Germany and elsewhere. The multi-stage negotiation process in Germany included an initial round of negotiations for a framework balance of interest agreement and a framework social plan. This was followed by three rounds of negotiations on specific balance of interest agreements for all impacted business divisions and infrastructure functions in the home market, which concluded in 2016.

Internationally, Deutsche Bank has also made progress in rationalizing its footprint and reducing its workforce. Among the measures initiated in 2016 are the sale of bank subsidiaries in Argentina, Mexico, the US and the UK as well as the closing of country representative offices.

Focus on internal career mobility

As part of the targets originally announced in October 2015 Deutsche Bank is committed to filling vacant positions – at all levels of seniority – with suitable internal candidates, whenever possible. In accordance with its Hiring Policy, all open positions are advertised to internal staff first and exclusively for at least two weeks before any external candidates can be sought. In 2016, more than one in three open roles, or 39 %, were filled with an internal candidate. An even higher ratio of 71 % (2015: 60 %) was seen in Germany. During the year, 9,715 employees – or 11.1 % of the entire workforce – changed roles within the organization, with cross-divisional moves increasing by 6 % from 2015.

Balanced approach to talent acquisition

In the fourth quarter of 2016, the bank implemented hiring restrictions to focus external hiring on business critical roles – provided there are no suitable internal candidates – and junior pipeline hires only. During the year, around 5,300 officers and 4,200 non-officers were hired, primarily in the areas of technology and digitization as well as in control functions. In 2016, 813 new graduates (2015: 766) joined globally, while 741 new apprentices were hired in Germany (2015: 863).

Maintaining a strong focus on corporate culture: results of the 2016 Spotlight People Survey

Underpinning the Deutsche Bank's HR efforts is a continued commitment to embedding its corporate culture and values in all people-related activities and processes. The HR function provides clear frameworks to help managers be accountable for making the right people-related decisions, sets the standards and tone for those decisions and intervenes when those standards and corporate values are not followed and there is a risk to the bank.

Through an annual employee survey, employees are regularly asked for their feedback to provide insight into levels of engagement, commitment and enablement across the organization. In May 2016, Deutsche Bank surveyed a representative, random sample of its employees, equivalent to 22.7 % of its workforce. The response rate stood at 47 %. Of the survey participants, 76 % said they actively engage with Deutsche Bank's corporate values, and more than 70 % are convinced that the values will have a positive impact on reaching the bank's strategic aspirations. More than 60 % now observe changes in behavior. These are significantly positive developments compared to previous years.

The commitment level among employees in 2016 declined to 58 % (2015: 63 %) amid the ongoing transformation of the businesses and resulting job cuts, which represented a source of concern and uncertainty among employees. In terms of engagement and identification with their work, 86 % of employees (2015: 87 %) signaled they are ready to go above and beyond what is expected in their role, with the vast majority perceiving their jobs to be challenging and interesting, allowing them to make good use of their abilities. The enablement index stood at 62 % in 2016 (2015: 68 %).

Developing performance

Committed and capable leaders, along with a skilled and motivated workforce, are critical for Deutsche Bank – even more so during times of significant change. This is why the bank is committed to building leadership skills and investing in future leaders as well as supporting the professional and personal development of all employees. A third priority is the ongoing focus on learning and mandatory Compliance and Anti-Financial Crime training for all staff against the backdrop of increasing regulation.

First introduced in 2015, Deutsche Bank runs two "Management Fundamentals" programs which are mandatory for new managers. A core program is designed for new managers up to Vice President level who are taking on people management responsibilities at the bank for the first time. An executive program is tailored to the needs of Managing Directors and Directors. Both programs are built around three key areas: leading people, driving business and shaping culture. Management Fundamentals aims to help participants grow and develop as people managers. In 2016, more than 1,000 employees attended the cross-divisional Management Fundamentals programs in over 20 locations around the world.

Furthermore, a new cross-divisional program for managers of managers – Leadership Fundamentals – was designed and piloted in 2016. The focus is to strengthen participants' leadership skills so that they are better placed to deliver the bank's strategy commitments. In 2016, more than 180 employees attended the cross-divisional Leadership Fundamentals program in four locations around the world.

Deutsche Bank's cross-divisional Vice President Acceleration Program was launched in May 2016, with the development journey for participants spanning six months and training methods including interactive business simulations. In 2016, 482 Vice Presidents from across the bank started the program, which is held in various regional centers. Furthermore, the 2016 Infrastructure Director Program was launched in April 2016, spanning a 12-month journey with 61 participants. Focus themes are: building talent capability, functional expertise and leadership capability.

Investing in digitization

Increasing digitization has a significant impact on how the bank operates and, more specifically, how its employees work. Accordingly, it is an important element of Deutsche Bank's strategic HR agenda, resulting in people processes being automated increasingly and employees being encouraged and required to develop the necessary digital skills. New digital offerings launched in 2016 include "Connect2Learn", an online learning platform for all employees which consolidates all training offerings in one place. Another example is the "Internal Mobility Tool" designed to facilitate redeployment and promote cross-divisional moves.

To address new and emerging trends proactively – including digitization and demographic change – in today's working environment and society at large, HR started its "Arbeiten@DB 4.0" (Working@DB 4.0) initiative in Germany at the end of 2015. Its main focus has been on identifying more flexible approaches to career and leadership issues, accounting for the needs and requirements of people at all employment stages, including those transitioning into retirement.

Fostering diversity and inclusion: visible progress in gender equality

Throughout 2016, Deutsche Bank continued its efforts to advance women in the workplace under new gender quota legislation introduced in Germany in 2015. The percentage of women on the Supervisory Board stood at 35 % at the end of 2016, above the statutory requirement of 30 % for listed and co-determined German companies. The Supervisory Board's target for the Management Board was set in 2015 as at least one female member by June 30, 2017. This target has been met with the appointments of Chief Regulatory Officer Sylvie Matherat and Chief Operating Officer Kimberly Hammonds to the Management Board in 2015 and 2016, respectively. As of year-end 2016, 15.7 % of positions at the first management level below the Management Board of Deutsche Bank were held by female executives. At the second level below the Management Board, this percentage stood at 19.5 %. The bank has set itself targets in accordance with legal requirements in Germany, and it is on track to reach its 2017 targets of 17 % and 21 %, respectively, as the underlying group of senior managers on those levels is relatively small and every appointment or change has a significant impact on percentages.

In 2011, Deutsche Bank signed a voluntary declaration to substantially raise the proportion of all female managers globally by the end of 2018. As of year-end 2016, the number of female Managing Directors and Directors has increased by 16 % since 2011. In 2016, the percentage of women at this level stood at 21.3 % (December 31, 2015: 20.5 %). The share of female officers was at 32.8 % (December 31, 2015: 32.5 %). In May 2016, Deutsche Bank was included in the inaugural Bloomberg Financial Services Gender-Equality Index (BFGEI), which recognizes firms that have made strong commitments to gender equality. The bank is one of only two DAX companies to have been included in this global index.

Amid a wide range of causes, Deutsche Bank actively supports generational diversity and LGBTI (Lesbian, Gay, Bisexual, Transgender, Trans- and Intersexual) initiatives around the world. The bank has received various accolades honoring its commitment to LGBTI causes. For example, it was awarded the maximum score of 100 in the Human Rights Campaign's annual Corporate Equality Index for the 14th consecutive year.

Key employee figures

A few selected employee figures and KPIs are set forth below. For full details on Deutsche Bank's people metrics, as well as its strategic HR priorities and achievements, please refer to the bank's Human Resources Report 2016.

	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Female staff (based upon global corporate titles, in FTE)[1]			
Female Managing Directors and Directors	21.3 %	20.5 %	19.4 %
Female officers	32.8 %	32.5 %	31.7 %
Female non-officers	55.6 %	55.5 %	55.4 %
Total female staff	41.5 %	41.7 %	41.7 %
Age (in %, headcount)			
up to 29 years	17.1 %	18.4 %	18.8 %
30 - 39 years	29.9 %	29.7 %	29.3 %
40 - 49 years	28.2 %	28.6 %	29.6 %
Over 49 years	24.8 %	23.3 %	22.3 %
Part-time employment (in % of total staff)	12.9 %	13.1 %	13.2 %
Apprentices ratio in Germany	3.9 %	4.0 %	3.8 %

	2016	2015	2014
Commitment index[2]	58 %	63 %	68 %
Voluntary staff turnover rate	7.2 %	7.3 %	6.6 %
Health rate (in %)[3]	94.3 %	94.8 %	94.9 %

[1] Excluding legal entities outside of DB Corporate Title system, primarily Postbank. DB Investment Services integrated in 2016, Sal. Oppenheim integrated in 2015.
[2] 2016 and 2015 scores exclude total Postbank; 2014 scores exclude Postbank with the exception of its Banking Services entities (i.e. 5 % of total population in scope for survey).
[3] Health rate: 100 - ((total sickness days x 100)/total regular working days); Germany excluding primarily Postbank; DB Investment Services integrated in 2016, Sal. Oppenheim integrated in 2015.

Internal Control over Financial Reporting

General

Management of Deutsche Bank and its consolidated subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (ICOFR). Our internal control over financial reporting is a process designed under the supervision of our chairman and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS). ICOFR includes our disclosure controls and procedures designed to prevent misstatements.

Risks in Financial Reporting

The main risks in financial reporting are that either financial statements do not present a true and fair view due to inadvertent or intentional errors (fraud) or the publication of financial statements is not done on a timely basis. These risks may reduce investor confidence or cause reputational damage and may have legal consequences including banking regulatory interventions. A lack of fair presentation arises when one or more financial statement amounts or disclosures contain misstatements (or omissions) that are material. Misstatements are deemed material if they could, individually or collectively, influence economic decisions that users make on the basis of the financial statements.

To confine those risks of financial reporting, management of the Group has established ICOFR with the aim of providing reasonable but not absolute assurance against material misstatements and conducted an assessment of the effectiveness of the Group's internal control over financial reporting based on the framework established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO recommends the establishment of specific objectives to facilitate the design and evaluate adequacy of a control system. As a result in establishing ICOFR, management has adopted the following financial statement objectives:

- Existence - assets and liabilities exist and transactions have occurred.
- Completeness - all transactions are recorded, account balances are included in the financial statements.
- Valuation - assets, liabilities and transactions are recorded in the financial reports at the appropriate amounts.
- Rights and Obligations and ownership - rights and obligations are appropriately recorded as assets and liabilities.
- Presentation and disclosures - classification, disclosure and presentation of financial reporting is appropriate.
- Safeguarding of assets - unauthorized acquisition, use or disposition of assets is prevented or detected in a timely manner.

However, any internal control system, including ICOFR, no matter how well conceived and operated, can provide only reasonable, but not absolute assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for ICOFR may not prevent all errors and fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Organization of the Internal Control System

Functions Involved in the System of Internal Control over Financial Reporting

Controls within the system of ICOFR are performed by all business functions and infrastructure functions with an involvement in reviewing the reliability of the books and records that underlie the financial statements. As a result, the operation of ICOFR involves staff based mainly in the following functions: Finance, Chief Operating Office and Risk.

Finance is responsible for the periodic preparation of the financial statements and operates independently from the Group's businesses. Within Finance, different departments have control responsibilities which contribute to the overall preparation process:

- Finance specialists for businesses or entities are responsible for reviewing the quality of financial data by performing validation and control. They are in close contact with business, infrastructure and legal entity management and employ their specific knowledge to address financial reporting issues arising on products and transactions, as well as validating reserving and other adjustments based on judgment.
- Group Finance is responsible for Group-wide activities which include the preparation of Group financial and management information, forecasting and planning, and risk reporting. Group Finance sets the reporting timetables, performs the consolidation and aggregation processes, effects the elimination entries for inter and intra group activities, controls the period end and adjustment processes, compiles the Group financial statements, and considers and incorporates comments as to content and presentation made by senior and external advisors.
- Accounting Policy and Advisory Group (APAG) is responsible for developing the Group's interpretation of International Financial Reporting Standards and their consistent application within the Group. APAG provides accounting advice and consulting services to Finance and the wider business, and is responsible for the timely resolution of corporate and transaction-specific accounting issues.
- Group Valuations and business aligned valuation specialists are responsible for developing policies and minimum standards for valuation, providing related implementation guidance when undertaking valuation control work, and challenging and validating valuation control results. They act as the single point of contact on valuation topics for external parties (such as regulators and external auditors).
- Group Tax is responsible for producing income tax related financial data in conjunction with Finance, covering the assessment and planning of current and deferred income taxes and the collection of tax related information. Group Tax monitors the income tax position and controls the provisioning for tax risks.

The operation of ICOFR is also importantly supported by the Chief Operating Office and Risk. Although these functions are not directly involved in the financial preparation process, they contribute significantly to the production of financial information:

- Chief Operating Office (COO) is responsible for confirming transactions with counterparties, and performing reconciliations both internally and externally of financial information between systems, depots and exchanges. COO also undertakes all transaction settlement activity on behalf of the Group and performs reconciliations of nostro account balances.
- Risk is responsible for developing policies and standards for managing credit, market, legal, liquidity operational and vendor risks. Risk identifies and assesses the adequacy of credit, legal and operational provisions.

Controls to Minimize the Risk of Financial Reporting Misstatement

The system of ICOFR consists of a large number of internal controls and procedures aimed at minimizing the risk of misstatement of the financial statements. Such controls are integrated into the operating process and include those which:

- are ongoing or permanent in nature such as supervision within written policies and procedures or segregation of duties,
- operate on a periodic basis such as those which are performed as part of the annual financial statement preparation process,
- are preventative or detective in nature,
- have a direct or indirect impact on the financial statements themselves. Controls which have an indirect effect on the financial statements include IT general controls such as system access and deployment controls whereas a control with a direct impact could be, for example, a reconciliation which directly supports a balance sheet line item,
- feature automated and/or manual components. Automated controls are control functions embedded within system processes such as application enforced segregation of duty controls and interface checks over the completeness and accuracy of inputs. Manual internal controls are those operated by an individual or group of individuals such as authorization of transactions.

The combination of individual controls encompasses each of the following aspects of the system of ICOFR:

- Accounting policy design and implementation. Controls to promote the consistent recording and reporting of the Group's business activities on a global basis in accordance with authorized accounting policies.
- Reference data. Controls over reference data in relation to the general ledger and on and off-balance sheet transactions including product reference data.
- New product and transaction approval, capture and confirmation. Controls are intended to ensure the completeness and accuracy of recorded transactions as well as appropriate authorization. Such controls include transaction confirmations which are sent to and received from counterparties to help ensure that trade details are corroborated.
- Reconciliation controls, both external and internal. Inter-system reconciliations are performed between relevant systems for all trades, transactions, positions or relevant parameters. External reconciliations include nostro account, depot and exchange reconciliations.
- Valuation including the independent price verification process (IPV). Finance performs IPV controls at least monthly in order to evaluate the reasonableness of the front office valuation. The results of the IPV processes are assessed on a monthly basis by the Valuation Control Oversight Committee.
- Business aligned valuation specialists focus on valuation approaches and methodologies for various asset classes and perform IPV for complex derivatives and structured products.
- Taxation. Controls are designed to ensure that tax calculations are performed properly and that tax balances are appropriately recorded in the financial statements.
- Reserving and adjustments based on judgment. Controls are designed to ensure reserving and other adjustments based on judgment are authorized and reported in accordance with the approved accounting policies.
- Balance Sheet substantiation. Controls relating to the substantiation of balance sheet accounts to promote the integrity of general ledger account balances based on supporting evidence.
- Consolidation and other period end reporting controls. At period end, all businesses and regions submit their financial data to the Group for consolidation. Controls over consolidation include the validation of accounting entries required to eliminate the effect of inter and intra company activities. Period end reporting controls include general ledger month end close processes and the review of late adjustments.
- Financial Statement disclosure and presentation. Controls over compilation of the financial statements themselves including preparation of disclosure checklists and compliance with the requirements thereof, and review and sign-off of the financial statements by senior Finance management. The financial statements are also subject to approval by the Management Board, and the Supervisory Board and its Audit Committee.

Measuring Effectiveness of Internal Control

Each year, management of the Group undertakes a formal evaluation of the adequacy and effectiveness of the system of ICOFR. This evaluation incorporates an assessment of the effectiveness of the control environment as well as individual controls which make up the system of ICOFR taking into account:

- The financial misstatement risk of the financial statement line items, considering such factors as materiality and the susceptibility of the particular financial statement item to misstatement.
- The susceptibility of identified controls to failure, considering such factors as the degree of automation, complexity, and risk of management override, competence of personnel and the level of judgment required.

These factors, in aggregate, determine the nature and extent of evidence that management requires in order to be able to assess whether or not the operation of the system of ICOFR is effective. The evidence itself is generated from procedures integrated within the daily responsibilities of staff or from procedures implemented specifically for purposes of the ICOFR evaluation. Information from other sources also form an important component of the evaluation since such evidence may either bring additional control issues to the attention of management or may corroborate findings. Such information sources include:

- Reports on audits carried out by or on behalf of regulatory authorities;
- External Auditor reports; and,
- Reports commissioned to evaluate the effectiveness of outsourced processes to third parties.

In addition, Group Audit evaluates the design and operating effectiveness of ICOFR by performing periodic and ad-hoc risk-based audits. Reports are produced summarizing the results from each audit performed which are distributed to the responsible managers for the activities concerned. These reports also provide evidence to support the annual evaluation by management of the overall operating effectiveness of the ICOFR.

As a result of the evaluation, management has concluded that ICOFR is appropriately designed and operating effectively as of December 31, 2016.

Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Structure of the Share Capital including Authorized and Conditional Capital

For information regarding Deutsche Bank's share capital please refer to Note 35 "Common Shares" to the Consolidated Financial Statements.

Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 of the German Stock Corporation Act the voting right of the affected shares is excluded by law. As far as the bank held own shares as of December 31, 2016 in its portfolio according to Section 71b of the German Stock Corporation Act no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

Shareholdings which Exceed 10 % of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires that any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 %. We are not aware of any shareholder holding directly or indirectly 10 % or more of the voting rights.

Shares with Special Control Rights

Shares which confer special control rights have not been issued.

System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights as other shareholders in accordance with applicable law and the Articles of Association (Satzung).

Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the Articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one or two members of the Management Board as Chairpersons of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be reappointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) and Regulation (EU) No 468/2014 of the European Central Bank (SSM Framework Regulation) evidence must be provided to the European Central Bank (ECB), the German Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 25c (1) of the Banking Act, Article 93 of the SSM Framework Regulation).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders' meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

The ECB or the BaFin may appoint a special representative and transfer to such special representative the responsibility and powers of individual members of the Management Board if such members are not trustworthy or do not have the required competencies or if the credit institution does not have the required number of Management Board members. In any such case, the responsibility and powers of the Management Board members concerned are suspended (Section 45c (1) through (3) of the Banking Act, Article 93 (2) of the SSM Framework Regulation).

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board no longer has the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

Powers of the Management Board to Issue or Buy Back Shares

The Annual General Meeting of May 23, 2013 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before April 30, 2018, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 %. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 % of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 19, 2016 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before April 30, 2021, own shares of Deutsche Bank AG in a total volume of up to 10 % of the share capital at the time the resolution was taken. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a et seq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 % of the company's respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board has been authorized to dispose of the purchased shares against contribution-in-kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets. In addition, the Management Board has been authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of the option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized with the exclusion of shareholders' pre-emptive rights to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board has been authorized with the exclusion of shareholders' pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10 % of the company's share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.

The Management Board has also been authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 19, 2016 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options or forward purchase contracts. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 % of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2021.

The purchase price to be paid for the shares upon exercise of the put options or upon the maturity of the forward purchase may not exceed more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call option may only be exercised if the purchase price to be paid does not exceed by more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

Agreements for Compensation in Case of a Takeover Bid

If a member of the Management Board leaves the bank within the scope of a change of control, she or he receives a one-off compensation payment described in greater detail in the Compensation Report.

Corporate Governance Statement pursuant to Sections 289a and 315 (5) of the German Commercial Code

The entire Corporate Governance Statement according to Sections 289a and 315 paragraph 5 of the German Commercial Code is available on our website under https://www.db.com/ir/en/reports.htm as well as in the chapter "3 – Corporate Governance Statement according to Sections 289a, 315 (5) of the German Commercial Code / Corporate Governance Report".

2

Consolidated Financial Statements

Consolidated Statement of Income

in € m.	Notes	2016	2015	2014
Interest and similar income	5	**25,636**	25,967	25,001
Interest expense	5	**10,929**	10,086	10,729
Net interest income	5	**14,707**	15,881	14,272
Provision for credit losses	21	**1,383**	956	1,134
Net interest income after provision for credit losses		**13,324**	14,925	13,138
Commissions and fee income	6	**11,744**	12,765	12,409
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	**1,401**	3,842	4,299
Net gains (losses) on financial assets available for sale	7	**653**	203	242
Net income (loss) from equity method investments	18	**455**	164	619
Net income (loss) from securities held to maturity	17	**0**	0	0
Other income (loss)	8	**1,053**	669	108
Total noninterest income		**15,307**	17,644	17,677
Compensation and benefits	36	**11,874**	13,293	12,512
General and administrative expenses	9	**15,454**	18,632	14,654
Policyholder benefits and claims		**374**	256	289
Impairment of goodwill and other intangible assets	26	**1,256**	5,776	111
Restructuring activities	10	**484**	710	133
Total noninterest expenses		**29,442**	38,667	27,699
Income (loss) before income taxes		**(810)**	(6,097)	3,116
Income tax expense	37	**546**	675	1,425
Net income (loss)		**(1,356)**	(6,772)	1,691
Net income attributable to noncontrolling interests		**45**	21	28
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components		(1,402)	(6,794)	1,663

Earnings per Share

in €	Notes	2016	2015	2014
Earnings per share:[1,2]	11			
Basic		**(€ 1.21)**	(€ 5.06)	€ 1.34
Diluted		**(€ 1.21)**	(€ 5.06)	€ 1.31
Number of shares in million:[1]				
Denominator for basic earnings per share – weighted-average shares outstanding		1,388.1	1,387.9	1,241.9
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions[3]		1,388.1	1,387.9	1,269.5

1 The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.
2 Earnings were adjusted by € 276 and € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2016 and April 2015.
3 Due to the net loss situation for 2016 and 2015 potentially dilutive shares are generally not considered for the earnings per share calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 27 million shares for 2016 and 2015.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2016	2015	2014
Net income (loss) recognized in the income statement	**(1,356)**	(6,772)	1,691
Other comprehensive income			
Items that will not be reclassified to profit or loss			
Remeasurement gains (losses) related to defined benefit plans, before tax	(861)	203	(403)
Total of income tax related to items that will not be reclassified to profit or loss	344	(213)	407
Items that are or may be reclassified to profit or loss			
Financial assets available for sale			
Unrealized net gains (losses) arising during the period, before tax	(2)	(242)	1,912
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(571)	(163)	(87)
Derivatives hedging variability of cash flows			
Unrealized net gains (losses) arising during the period, before tax	62	1	(6)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(2)	20	339
Assets classified as held for sale			
Unrealized net gains (losses) arising during the period, before tax	529	662	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(1,191)	0	(3)
Foreign currency translation			
Unrealized net gains (losses) arising during the period, before tax	203	2,156	2,955
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(2)	4	3
Equity Method Investments			
Net gains (losses) arising during the period	11	48	(35)
Total of income tax related to items that are or may be reclassified to profit or loss	117	19	(672)
Other comprehensive income (loss), net of tax	**(1,364)**	2,493	4,410
Total comprehensive income (loss), net of tax	**(2,721)**	(4,278)	6,102
Attributable to:			
Noncontrolling interests	52	45	54
Deutsche Bank shareholders and additional equity components	(2,773)	(4,323)	6,048

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2016	Dec 31, 2015
Assets:			
Cash and central bank balances		181,364	96,940
Interbank balances (w/o central banks)		11,606	12,842
Central bank funds sold and securities purchased under resale agreements	22, 23	16,287	22,456
Securities borrowed	22, 23	20,081	33,557
Financial assets at fair value through profit or loss			
Trading assets		171,044	196,035
Positive market values from derivative financial instruments		485,150	515,594
Financial assets designated at fair value through profit or loss		87,587	109,253
Total financial assets at fair value through profit or loss	12, 16, 22, 23, 38	743,781	820,883
Financial assets available for sale	16, 22, 23	56,228	73,583
Equity method investments	18	1,027	1,013
Loans	20, 21, 22, 23	408,909	427,749
Securities held to maturity	17	3,206	0
Property and equipment	24	2,804	2,846
Goodwill and other intangible assets	26	8,982	10,078
Other assets	27, 28	126,045	118,137
Assets for current tax	37	1,559	1,285
Deferred tax assets	37	8,666	7,762
Total assets		**1,590,546**	1,629,130
Liabilities and equity:			
Deposits	29	550,204	566,974
Central bank funds purchased and securities sold under repurchase agreements	22, 23	25,740	9,803
Securities loaned	22, 23	3,598	3,270
Financial liabilities at fair value through profit or loss	12, 16, 38		
Trading liabilities		57,029	52,304
Negative market values from derivative financial instruments		463,858	494,076
Financial liabilities designated at fair value through profit or loss		60,492	44,852
Investment contract liabilities		592	8,522
Total financial liabilities at fair value through profit or loss		581,971	599,754
Other short-term borrowings	32	17,295	28,010
Other liabilities	27, 28	155,440	175,005
Provisions	21, 30	10,973	9,207
Liabilities for current tax	37	1,329	1,699
Deferred tax liabilities	37	486	746
Long-term debt	33	172,316	160,016
Trust preferred securities	33	6,373	7,020
Obligation to purchase common shares		0	0
Total liabilities		**1,525,727**	1,561,506
Common shares, no par value, nominal value of € 2.56	35	3,531	3,531
Additional paid-in capital		33,765	33,572
Retained earnings		18,987	21,182
Common shares in treasury, at cost	35	0	(10)
Equity classified as obligation to purchase common shares		0	0
Accumulated other comprehensive income (loss), net of tax		3,550	4,404
Total shareholders' equity		**59,833**	62,678
Additional equity components		4,669	4,675
Noncontrolling interests		316	270
Total equity		**64,819**	67,624
Total liabilities and equity		**1,590,546**	1,629,130

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[2]
Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303
Total comprehensive income, net of tax[1]	0	0	1,663	0	0	1,372
Common shares issued	921	7,587	0	0	0	0
Cash dividends paid	0	0	(765)	0	0	0
Coupon on additional equity components, net of tax	0	0	0	0	0	0
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	5	0	0	0
Net change in share awards in the reporting period	0	(103)	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	840	0	0
Tax benefits related to share-based compensation plans	0	(32)	0	0	0	0
Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Option premiums and other effects from options on common shares	0	(65)	0	0	0	0
Purchases of treasury shares	0	0	0	(9,187)	0	0
Sale of treasury shares	0	0	0	8,352	0	0
Net gains (losses) on treasury shares sold	0	(6)	0	0	0	0
Other	0	41	0	0	0	0
Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675
Total comprehensive income, net of tax[1]	0	0	(6,794)	0	0	(291)
Common shares issued	0	0	0	0	0	0
Cash dividends paid	0	0	(1,034)	0	0	0
Coupon on additional equity components, net of tax	0	0	(228)	0	0	0
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(10)	0	0	0
Net change in share awards in the reporting period	0	(80)	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	880	0	0
Tax benefits related to share-based compensation plans	0	0	0	0	0	0
Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Option premiums and other effects from options on common shares	0	(34)	0	0	0	0
Purchases of treasury shares	0	0	0	(9,177)	0	0
Sale of treasury shares	0	0	0	8,295	0	0
Net gains (losses) on treasury shares sold	0	(3)	0	0	0	0
Other	0	63	(31)	0	0	0
Balance as of December 31, 2015	3,531	33,572	21,182	(10)	0	1,384
Total comprehensive income, net of tax[1]	0	0	(1,402)	0	0	(472)
Common shares issued	0	0	0	0	0	0
Cash dividends paid	0	0	0	0	0	0
Coupon on additional equity components, net of tax	0	0	(276)	0	0	0
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(517)	0	0	0
Net change in share awards in the reporting period	0	64	0	0	0	0
Treasury shares distributed under share-based compensation plans	0	0	0	239	0	0
Tax benefits related to share-based compensation plans	0	2	0	0	0	0
Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Option premiums and other effects from options on common shares	0	(129)	0	0	0	0
Purchases of treasury shares	0	0	0	(5,264)	0	0
Sale of treasury shares	0	0	0	5,035	0	0
Net gains (losses) on treasury shares sold	0	(7)	0	0	0	0
Other	0	263	0	0	0	0
Balance as of December 31, 2016	3,531	33,765	18,987	0	0	912

[1] Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[2] Excluding unrealized net gains (losses) from equity method investments.

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[2]	Unrealized net gains (losses) on assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax[1]	Total shareholders' equity	Additional equity components[3]	Noncontrolling interests	Total equity
(101)	2	(2,713)	53	(2,457)	**54,719**	0	247	**54,966**
181	(2)	2,865	(35)	4,380	6,043	0	54	6,097
0	0	0	0	0	8,508	0	0	8,508
0	0	0	0	0	(765)	0	(4)	(769)
0	0	0	0	0	0	0	0	0
0	0	0	0	0	5	0	0	5
0	0	0	0	0	(103)	0	0	(103)
0	0	0	0	0	840	0	0	840
0	0	0	0	0	(32)	0	0	(32)
0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0
0	0	0	0	0	(65)	0	0	(65)
0	0	0	0	0	(9,187)	0	0	(9,187)
0	0	0	0	0	8,352	0	0	8,352
0	0	0	0	0	(6)	0	0	(6)
0	0	0	0	0	41	4,619[4]	(44)	4,616
79	0	151	18	1,923	**68,351**	4,619	253	**73,223**
18	662	2,044	48	2,481	(4,313)	0	45	(4,269)
0	0	0	0	0	0	0	0	0
0	0	0	0	0	(1,034)	0	(10)	(1,044)
0	0	0	0	0	(228)	0	0	(228)
0	0	0	0	0	(10)	0	0	(10)
0	0	0	0	0	(80)	0	0	(80)
0	0	0	0	0	880	0	0	880
0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0
0	0	0	0	0	(34)	0	0	(34)
0	0	0	0	0	(9,177)	0	0	(9,177)
0	0	0	0	0	8,295	0	0	8,295
0	0	0	0	0	(3)	0	0	(3)
0	0	0	0	0	33	56[5]	(17)	72
97	662	2,196	66	4,404	**62,678**	4,675	270	**67,624**
46	(662)	223	11	(854)	(2,256)	0	52	(2,204)
0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	(11)	(11)
0	0	0	0	0	(276)	0	0	(276)
0	0	0	0	0	(517)	0	0	(517)
0	0	0	0	0	64	0	0	64
0	0	0	0	0	239	0	0	239
0	0	0	0	0	2	0	0	2
0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0
0	0	0	0	0	(129)	0	0	(129)
0	0	0	0	0	(5,264)	0	0	(5,264)
0	0	0	0	0	5,035	0	0	5,035
0	0	0	0	0	(7)	0	0	(7)
0	0	0	0	0	263	(6)[5]	4	262
143	0	2,418	77	3,550	**59,833**	4,669	316	**64,819**

[3] Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4] Includes net proceeds from issuance, purchase and sale of Additional Equity Components.
[5] Includes net proceeds from purchase and sale of Additional Equity Components.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2016	2015	2014
Net Income (loss)	(1,356)	(6,772)	1,691
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	1,383	956	1,134
Restructuring activities	484	710	133
Gain on sale of financial assets available for sale, equity method investments, and other	(899)	(430)	(391)
Deferred income taxes, net	(312)	(987)	673
Impairment, depreciation and other amortization, and accretion	3,745	8,908	4,567
Share of net income from equity method investments	(183)	(708)	(569)
Income adjusted for noncash charges, credits and other items	2,862	1,677	7,238
Adjustments for net change in operating assets and liabilities:			
Interest-earning time deposits with central banks and with banks w/o central banks	(2,814)	30,096	8,959
Central bank funds sold, securities purchased under resale agreements, securities borrowed	19,440	(10,108)	5,450
Financial assets designated at fair value through profit or loss	20,337	12,935	70,639
Loans	18,190	(14,015)	(26,909)
Other assets	(7,847)	26,756	(28,812)
Deposits	(15,237)	26,537	1,551
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	8,686	6,101	(54,334)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	16,362	(1,120)	(2,963)
Other short-term borrowings	(10,632)	(16,149)	(17,875)
Other liabilities	(12,888)	(14,177)	22,183
Senior long-term debt	12,328	13,536	14,315
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	30,341	13,788	4,288
Other, net	(8,518)	(8,605)	(1,678)
Net cash provided by (used in) operating activities	70,610	67,252	2,052
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	26,855	18,027	11,974
Maturities of financial assets available for sale	6,029	3,986	8,745
Maturities of securities held to maturity	0	0	0
Sale of equity method investments	50	165	124
Sale of property and equipment	206	272	133
Purchase of:			
Financial assets available for sale	(21,639)	(29,665)	(34,158)
Securities held to maturity	0	0	0
Equity method investments	(81)	(95)	(78)
Property and equipment	(725)	(432)	(669)
Net cash received in (paid for) business combinations/divestitures	2,023	555	1,931
Other, net	(1,479)	(1,055)	(826)
Net cash provided by (used in) investing activities	11,239	(8,242)	(12,824)
Cash flows from financing activities:			
Issuances of subordinated long-term debt	815	2,942	101
Repayments and extinguishments of subordinated long-term debt	(1,102)	(2,043)	(3,142)
Issuances of trust preferred securities	121	788	49
Repayments and extinguishments of trust preferred securities	(840)	(5,114)	(2,709)
Common shares issued	0	0	8,508
Purchases of treasury shares	(5,264)	(9,177)	(9,187)
Sale of treasury shares	4,983	8,316	8,318
Additional Equity Components (AT1) issued	0	0	4,676
Purchases of Additional Equity Components (AT1)	(207)	(407)	(921)
Sale of Additional Equity Components (AT1)	202	442	888
Coupon on additional equity components, pre tax	(333)	(269)	0
Dividends paid to noncontrolling interests	(11)	(10)	(4)
Net change in noncontrolling interests	(13)	(17)	(17)
Cash dividends paid to Deutsche Bank shareholders	0	(1,034)	(765)
Net cash provided by (used in) financing activities	(1,649)	(5,583)	5,795
Net effect of exchange rate changes on cash and cash equivalents	(28)	94	897
Net increase (decrease) in cash and cash equivalents	80,172	53,521	(4,080)
Cash and cash equivalents at beginning of period	105,478	51,960	56,041
Cash and cash equivalents at end of period	185,649	105,478	51,960
Net cash provided by (used in) operating activities include			
Income taxes paid (received), net	1,572	902	377
Interest paid	10,808	10,608	11,423
Interest and dividends received	25,835	26,177	25,404
Cash and cash equivalents comprise			
Cash and central bank balances (not included Interest-earning time deposits with central banks)	178,292	94,923	47,169
Interbank balances (w/o central banks) (not included: time deposits with banks of € 7,079 m. as of December 31, 2016, € 4,304 m. as of December 31, 2015 and € 31,612 m as of December 31, 2014)	7,599	10,555	4,791
Total	185,891	105,478	51,960

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

01 – Significant Accounting Policies and Critical Accounting Estimates

Basis of Accounting

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services.

The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). The Group's application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the Consolidated Financial Statements. These disclosures include Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components under IFRS 8, "Operating Segments" provided in the Operating and Financial Review of the Management Report. Additionally the Risk Report includes disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, "Financial Instruments: Disclosures", capital disclosures as required under IAS 1, "Presentation of Financial Statements" and disclosures in relation to insurance contracts as described in IFRS 4, "Insurance Contracts". These audited disclosures are identified by bracketing in the margins of the Management Report. In addition, with respect to the table entitled "Transitional template for regulatory capital, RWA and capital ratios" set forth in the Risk Report within the section "Risk and Capital Performance: Capital and Leverage Ratio: Development of regulatory capital", the columns captioned "CRR/CRD 4" for each of December 31, 2016 and December 31, 2015 (but not the columns captioned "CRR/CRD 4 fully loaded") are also an integral part of the Consolidated Financial Statements, notwithstanding that they are not identified by bracketing in the margins. These disclosures are also audited.

Critical Accounting Estimates

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. The Group's significant accounting policies are described in "Significant Accounting Policies".

Certain of the Group's accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group's financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates:

- the impairment of associates (see "Associates" below)
- the impairment of financial assets available for sale (see "Financial Assets and Liabilities – Financial Assets Classified as Available for Sale" below)
- the determination of fair value (see "Financial Assets and Liabilities – Determination of Fair Value" below)
- the recognition of trade date profit (see "Financial Assets and Liabilities – Recognition of Trade Date Profit" below)
- the impairment of loans and provisions for off-balance sheet positions (see "Impairment of Loans and Provision for Off-balance Sheet Positions" below)
- the impairment of goodwill and other intangibles (see "Goodwill and Other Intangible Assets" below)
- the recognition and measurement of deferred tax assets (see "Income Taxes" below)
- the accounting for legal and regulatory contingencies and uncertain tax positions (see "Provisions" below)

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2014, 2015 and 2016.

Principles of Consolidation

The financial information in the Consolidated Financial Statements includes the parent company, Deutsche Bank AG, together with its consolidated subsidiaries, including certain structured entities presented as a single economic unit.

Subsidiaries

The Group's subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group's ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.

The Group sponsors the formation of structured entities and interacts with structured entities sponsored by third parties for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection.

When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:

- the purpose and design of the entity
- the relevant activities and how these are determined
- whether the Group's rights result in the ability to direct the relevant activities
- whether the Group has exposure or rights to variable returns
- whether the Group has the ability to use its power to affect the amount of its returns

Where voting rights are relevant, the Group is deemed to have control where it holds, directly or indirectly, more than half of the voting rights over an entity unless there is evidence that another investor has the practical ability to unilaterally direct the relevant activities.

Potential voting rights that are deemed to be substantive are also considered when assessing control.

Likewise, the Group also assesses existence of control where it does not control the majority of the voting power but has the practical ability to unilaterally direct the relevant activities. This may arise in circumstances where the size and dispersion of holdings of the shareholders give the Group the power to direct the activities of the investee.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.

The Group reassesses the consolidation status at least at every quarterly reporting date. Therefore, any changes in the structure leading to a change in one or more of the control factors, require reassessment when they occur. This includes changes in decision making rights, changes in contractual arrangements, changes in the financing, ownership or capital structure as well as changes following a trigger event which was anticipated in the original documentation.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation.

Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as noncontrolling interests. Profit or loss attributable to noncontrolling interests are reported separately in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income.

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including attributable goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary, c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the Consolidated Statement of Income or transferred directly to retained earnings if required by other IFRSs.

Associates

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is less than 20 % of the voting stock.

Investments in associates are accounted for under the equity method of accounting. The Group's share of the results of associates is adjusted to conform to the accounting policies of the Group and is reported in the Consolidated Statement of Income as Net income (loss) from equity method investments. The Group's share in the associate's profits and losses resulting from intercompany sales is eliminated on consolidation.

If the Group previously held an equity interest in an entity (for example, as available for sale) and subsequently gained significant influence, the previously held equity interest is remeasured to fair value and any gain or loss is recognized in the Consolidated Statement of Income. Any amounts previously recognized in other comprehensive income associated with the equity interest would be reclassified to the Consolidated Statement of Income at the date the Group gains significant influence, as if the Group had disposed of the previously held equity interest.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost including any directly related transaction costs incurred in acquiring the associate, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment at each balance sheet date.

If there is objective evidence of impairment, an impairment test is performed by comparing the investment's recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is only reversed if there has been a change in the estimates used to determine the investment's recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount.

At the date that the Group ceases to have significant influence over the associate or jointly controlled entity the Group recognizes a gain or loss on the disposal of the equity method investment equal to the difference between the sum of the fair value of any retained investment and the proceeds from disposing of the associate and the carrying amount of the investment. Amounts recognized in prior periods in other comprehensive income in relation to the associate are accounted for on the same basis as would have been required if the investee had directly disposed of the related assets or liabilities.

Critical Accounting Estimates: As the assessment of whether there is objective evidence of impairment may require significant management judgment and the estimates for impairment could change from period to period based on future events that may or may not occur, the Group considers this to be a critical accounting estimate.

Foreign Currency Translation

The Consolidated Financial Statements are prepared in euro, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the Consolidated Statement of Income as net gains (losses) on financial assets/liabilities at fair value through profit or loss in order to align the translation amounts with those recognized from foreign currency related transactions (derivatives) which hedge these monetary assets and liabilities.

Nonmonetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on nonmonetary items which are held at fair value through profit or loss are recognized in profit or loss. Translation differences on available for sale nonmonetary items (equity securities) are included in other comprehensive income and recognized in the Consolidated Statement of Income when the nonmonetary item is sold as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate and items of income and expense are translated into euros at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries, the amount of exchange differences attributable to any noncontrolling interests is recognized in noncontrolling interests.

Upon disposal of a foreign subsidiary and associate (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.

Upon partial disposal of a foreign operation that is a subsidiary and which does not result in loss of control, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to noncontrolling interests as this is deemed a transaction with equity holders. For a partial disposal of an associate which does not result in a loss of significant influence, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to profit or loss.

Interest, Commissions and Fees

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows.

Net Interest Income – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs and all other premiums or discounts.

Once an impairment loss has been recognized on a loan, held-to-maturity investment or available for sale debt instruments, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt instrument is impaired as impairment is measured to fair value and would be based on a current market rate.

Commissions and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose of the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Expenses that are directly related and incremental to the generation of fee income are presented net in Commissions and Fee Income.

Arrangements involving multiple services or products – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component.

If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

Financial Assets and Liabilities

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, held-to-maturity, financial assets available for sale ("AFS") and other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the Consolidated Balance Sheet.

Financial instruments classified at fair value through profit or loss and financial assets classified as AFS are recognized or derecognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability.

Financial Assets and Liabilities at Fair Value through Profit or Loss

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.

Trading Assets and Liabilities – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions.

Financial Instruments Designated at Fair Value through Profit or Loss – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities.

Loan Commitments

Certain loan commitments are classified as derivatives held for trading or designated at fair value through profit or loss under the fair value option. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion "Impairment of Loans and Provision for Off-Balance sheet positions", these off-balance sheet loan commitments are assessed for impairment individually and where appropriate, collectively.

Loans

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss, held-to-maturity or financial assets AFS. An active market exists when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Loans not acquired in a business combination or in an asset purchase are initially recognized at their transaction price representing the fair value, which is the cash amount advanced to the borrower. In addition, the net of direct and incremental transaction costs and fees are included in the initial carrying amount of loans. These loans are subsequently measured at amortized cost using the effective interest method less impairment.

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. This includes loans for which an impairment loss had been established by the acquiree before their initial recognition by the Group. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses and becomes the new amortized cost base. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet Positions". If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the Consolidated Statement of Income. Releases of such loan loss allowances established after their initial recognition are included in the provision for credit losses line. Subsequent improvements in the credit quality of such loans for which no loss allowance had been recorded are recognized immediately through an adjustment to the current carrying value and a corresponding gain is recognized in interest income.

Held-to-Maturity Investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Group has the positive intention and ability to hold to maturity and which are not classified as financial assets at fair value through profit or loss, loans or financial assets AFS.

Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Subsequent to the acquisition date, the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet provisions". If a held-to-maturity investment is considered impaired, then an impairment loss is recognized in the Consolidated Statement of Income.

Financial Assets Classified as Available for Sale

Financial assets that are not classified as at fair value through profit or loss, loans or held-to-maturity are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in other comprehensive income, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the Consolidated Statement of Income and other changes in carrying amount are recognized in other comprehensive income as indicated above. For financial assets classified as AFS that are nonmonetary items (equity instruments), the gain or loss that is recognized in other comprehensive income includes any related foreign exchange component.

In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in other comprehensive income are recognized in the consolidated statement of income for the period, reported in net gains (losses) on financial assets available for sale. This impairment loss for the period is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the Consolidated Statement of Income.

When an AFS debt security is impaired, any subsequent decreases in fair value are recognized in the Consolidated Statement of Income as it is considered further impairment. Any subsequent increases are also recognized in the Consolidated Statement of Income until the asset is no longer considered impaired. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in other comprehensive income.

Reversals of impairment losses on equity investments classified as AFS are not reversed through the Consolidated Statement of Income; increases in their fair value after impairment are recognized in other comprehensive income.

Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Unrealized gains and losses recorded in other comprehensive income are transferred to the Consolidated Statement of Income on disposal of an available for sale asset and reported in net gains (losses) on financial assets available for sale.

Critical Accounting Estimates – Because the assessment of objective evidence of impairment require significant management judgment and the estimate of impairment could change from period to period based upon future events that may or may not occur, the Group considers the impairment of Financial Assets classified as Available for Sale to be a critical accounting estimate. For additional information see Note 7 “Net Gains (Losses) on Financial Assets Available for Sale”.

Financial Liabilities

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the Consolidated Statement of Income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Reclassification of Financial Assets

The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the AFS classification into the loans or held-to-maturity classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan or held-to-maturity investment at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. For held-to-maturity investments there must be a positive intention and ability to hold the asset until maturity.

Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the Consolidated Statement of Income is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet Positions". Any changes in the timing of the cash flows of reclassified assets which are not deemed impaired are recorded as an adjustment to the carrying amount of the asset.

For instruments reclassified from AFS to loans or held-to-maturity, any unrealized gain or loss recognized in other comprehensive income is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired, any unrealized loss which is held in accumulated other comprehensive income for that instrument at that date is immediately recognized in the Consolidated Statement of Income.

To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the Consolidated Statement of income as a component of the provision for credit losses, if the loan is impaired, or otherwise in other Income, if the loan is not impaired.

Offsetting of Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the Consolidated Balance Sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. The legal right to set off the recognized amounts must be enforceable in both the normal course of business, in the event of default, insolvency or bankruptcy of both the Group and its counterparty. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the Consolidated Balance Sheet, the associated income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

The majority of the offsetting applied by the Group relates to derivatives and repurchase and reverse repurchase agreements. A significant portion of offsetting is applied to interest rate derivatives and related cash margin balances, which are cleared through central clearing parties such as the London Clearing House. The Group also offsets repurchase and reverse repurchase agreements for which the Group has the right to set off and has the intent to settle on a net basis or to realize an asset and settle a liability simultaneously. For further information please refer to Note 19 "Offsetting Financial Assets and Financial Liabilities".

Determination of Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an arm's length transaction between market participants at the measurement date. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group measures certain portfolios of financial assets and financial liabilities on the basis of their net risk exposures when the following criteria are met:

- The group of financial assets and liabilities is managed on the basis of its net exposure to a particular market risk (or risks) or to the credit risk of a particular counterparty, in accordance with a documented risk management strategy,
- the fair values are provided to key management personnel, and
- the financial assets and liabilities are measured at fair value through profit or loss.

This portfolio valuation approach is consistent with how the Group manages its net exposures to market and counterparty credit risks.

Critical Accounting Estimates – The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity.

In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control process and the standard monthly reporting cycle. The specialist model validation and valuation control groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are less liquid or less observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data are obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. Where no market data are available for a particular instrument then pricing inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions, and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to decide what point within the range of estimates appropriately represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the inputs to the valuation method that are used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

The Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

For further discussion of the valuation methods and controls and quantitative disclosures with respect to the determination of fair value, please refer to Note 14 "Financial Instruments carried at Fair Value" and Note 15 "Fair Value of Financial Instruments not carried at Fair Value".

Recognition of Trade Date Profit

If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred.

Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the Consolidated Statement of Income when the transaction becomes observable or the Group enters into off-setting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made.

Critical Accounting Estimates – Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred, the decision to subsequently recognize the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.

Derivatives and Hedge Accounting

Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the Consolidated Balance Sheet regardless of whether they are held for trading or nontrading purposes.

The changes in fair value on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same Consolidated Balance Sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

Hedge Accounting

For accounting purposes there are three possible types of hedges: (1) hedges of changes in the fair value of assets, liabilities or unrecognized firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always assessed, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the Consolidated Statement of Income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an AFS security, the fair value adjustments related to the security's foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument's maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized, any basis adjustments are included in the calculation of the gain or loss on derecognition.

For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the Consolidated Statement of Income in the same periods during which the forecast transaction affects the Consolidated Statement of Income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.

Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same Consolidated Statement of Income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.

For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the Consolidated Statement of Income.

Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Income as a component of the provision for credit losses.

The collective assessment of impairment is to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the Consolidated Statement of Income as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is charged off (the loan and the related allowance are removed from the balance sheet). Individually significant loans where specific loan loss provisions are in place are evaluated at least quarterly on a case-by-case basis. For this category of loans, the number of days past due is an indicator for a charge-off but is not a determining factor. A charge-off will only take place after considering all relevant information, such as the occurrence of a significant change in the borrower's financial position such that the borrower can no longer pay the obligation, or the proceeds from the collateral are insufficient to completely satisfy the current carrying amount of the loan.

For collectively assessed loans, which are primarily mortgages and consumer finance loans, the timing of a charge-off depends on whether there is any underlying collateral and the Group's estimate of the amount collectible and the legal requirements in the jurisdiction in which the loan is originated.

Subsequent recoveries, if any, are credited to the allowance account and are recorded in the Consolidated Statement of Income as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the Consolidated Balance Sheet within provisions and charged to the Consolidated Statement of Income as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Critical Accounting Estimates – The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group's results of operations.

In assessing assets for impairments, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the recent financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from reported allowances.

For those loans which are deemed to be individually significant, the determination of the impairment allowance often requires the use of considerable judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market.

The determination of the allowance for portfolios of loans of smaller balance homogenous loans and for those loans which are individually significant but for which no objective evidence of impairment exists is calculated using statistical models. Such statistical models incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates and judgments concerning ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are incorporated into this review.

The quantitative disclosures are provided in Note 20 "Loans" and Note 21 "Allowance for Credit Losses".

Derecognition of Financial Assets and Liabilities

Financial Asset Derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is not retained, i.e., if the transferee has the practical ability to sell the transferred asset. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.

If an existing financial asset is replaced by another asset from the same counterparty on substantially different terms, or if the terms of the financial asset are substantially modified (due to forbearance measures or otherwise), the existing financial asset is derecognized and a new asset is recognized. Any difference between the respective carrying amounts is recognized in the Consolidated Statement of Income.

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the transfer of these assets to a structured entity, which issues securities to investors to finance the acquisition of the assets. Financial assets awaiting securitization are classified and measured as appropriate under the policies in the "Financial Assets and Liabilities" section. If the structured entity is not consolidated then the transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the "Derivatives and Hedge Accounting" section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as "retained interests"). Provided the Group's retained interests do not result in consolidation of a structured entity, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, the fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment must be used to determine fair value. The Group may also periodically hold interests in securitized financial assets and record them at amortized cost.

In situations where the Group has a present obligation (either legal or constructive) to provide financial support to an unconsolidated securitization entity a provision will be created if the obligation can be reliably measured and it is probable that there will be an outflow of economic resources required to settle it.

When an asset is derecognized a gain or loss equal to the difference between the consideration received and the carrying amount of the transferred asset is recorded. When a part of an asset is derecognized, gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Income.

Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, because the risks and rewards of ownership are not obtained nor relinquished. Securities delivered under repurchase agreements which are not derecognized from the balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed in Note 23 "Assets Pledged and Received as Collateral".

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively, in the Consolidated Balance Sheet.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the Consolidated Statement of Income in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the Consolidated Balance Sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the Consolidated Balance Sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed are disclosed in Note 23 "Assets Pledged and Received as Collateral".

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interests in the acquiree is measured either at fair value or at the noncontrolling interests' proportionate share of the acquiree's identifiable net assets (this is determined for each business combination).

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units ("CGUs"), which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity's operations or makes decisions about continuing or disposing of the entity's assets and operations.

If goodwill has been allocated to a CGU and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Certain non-integrated investments are not allocated to a CGU. Impairment testing is performed individually for each of these assets.

Corporate assets are allocated to a CGU when the allocation can be done on a reasonable and consistent basis. If this is not possible, the individual CGU is tested without the corporate assets. They are then tested on the level of the minimum collection of CGUs to which they can be allocated on a reasonable and consistent basis.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. These assets are tested for impairment and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life and hence are not amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset's useful life which is deemed to be either three, five or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred. Capitalized software costs are tested for impairment either annually if still under development or when there is an indication of impairment once the software is in use.

Critical Accounting Estimates – The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers these estimates to be critical.

The quantitative disclosures are provided in Note 26 "Goodwill and Other Intangible Assets".

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.

Critical Accounting Estimates – The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" or IAS 12, "Income Taxes", respectively. Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liability may ultimately be materially different. The Group's total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 30 "Provisions" for information on the Group's judicial, regulatory and arbitration proceedings.

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are recognized in profit or loss except to the extent that the tax relates to items that are recognized directly in equity or other comprehensive income in which case the related tax is recognized either directly in equity or other comprehensive income accordingly.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value re-measurement of AFS investments, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the consolidated statement of income once the underlying transaction or event to which the deferred tax relates is recognized in the consolidated statement of income.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. The associated current and deferred tax consequences are recognized as income or expense in the consolidated statement of income for the period. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized directly in equity.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) was (until its disposal) subject to income tax on its policyholder's investment returns (policyholder tax). This tax was included in the Group's income tax expense/benefit even though it was economically the income tax expense/benefit of the policyholder, which reduced/increased the Group's liability to the policyholder.

Critical Accounting Estimates – In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period and requires significant management judgment. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

For further information on the Group's deferred taxes (including quantitative disclosures on recognized deferred tax assets) see Note 37 "Income Taxes".

Business Combinations and Noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

In business combinations achieved in stages ("step acquisitions"), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be recognized on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group's shareholders' equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the consolidated statement of income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital ("APIC").

Non-Current Assets Held for Sale

Individual non-current non-financial assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and actively looking for a buyer. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs to sell and are presented within "Other assets" and "Other liabilities" in the balance sheet. The comparatives are not represented when non-current assets (and disposal groups) are classified as held for sale. If the disposal group contains financial instruments, no adjustment to their carrying amounts is permitted.

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment (including initial improvements to purchased buildings). Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 18 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are assessed for any indication of impairment at each quarterly reporting date. If such indication exists, the recoverable amount, which is the higher of fair value less costs to sell and value in use, must be estimated and an impairment charge is recorded to the extent the recoverable amount is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Financial Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the consolidated statement of income in provision for credit losses.

Leasing Transactions

The Group enters into lease contracts, predominantly for premises, as a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance at inception of the lease.

Assets held under finance leases are initially recognized on the consolidated balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as an expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Employee Benefits

Pension Benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in other comprehensive income and presented in equity in the period in which they occur. The majority of the Group's benefit plans is funded.

Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income and presented in equity.

Refer to Note 36 "Employee Benefits" for further information on the accounting for pension benefits and other post-employment benefits.

Termination benefits

Termination benefits arise when employment is terminated by the Group before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

Share-Based Compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital ("APIC"). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.

Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception, the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Option and forward contracts on Deutsche Bank shares are classified as equity if the number of shares is fixed and physical settlement is required. All other contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.

Consolidated Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group's assignment of cash flows to the operating, investing or financing category depends on the business model ("management approach"). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset-backed securities, which are designed and executed by Global Markets business lines and which are revenue generating activities. The other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior-long term debt because they are managed as an integral part of the Group's capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.

The amounts shown in the consolidated statement of cash flows do not precisely match the movements in the consolidated balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.

Insurance

The Group's insurance business previously issued two types of contracts:

Insurance Contracts – These are annuity and universal life contracts under which the Group has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. As allowed by IFRS, the Group retained the accounting policies for insurance contracts which it applied prior to the adoption of IFRS (U.S. GAAP) as described further below.

Non-Participating Investment Contracts ("Investment Contracts") – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts had been classified as AFS. Financial assets held for other insurance and investment contracts had been designated at fair value through profit or loss under the fair value option.

Insurance Contracts

Premiums for single premium business were recognized as income when received. This was the date from which the policy was effective. For regular premium contracts, receivables were recognized at the date when payments were due. Premiums were shown before deduction of commissions. When policies lapsed due to non-receipt of premiums, all related premium income accrued but not received from the date they were deemed to have lapsed, net of related expense, was offset against premiums.

Claims were recorded as an expense when incurred, and reflected the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts were equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represented the fair value of the underlying assets.

For annuity contracts, the liability was calculated by estimating the future cash flows over the duration of the in force contracts discounted back to the valuation date allowing for the probability of occurrence. The assumptions were fixed at the date of acquisition with suitable provisions for adverse deviations ("PADs"). This calculated liability value was tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would have been reset.

Aggregate policy reserves included liabilities for certain options attached to the Group's unit-linked pension products. These liabilities were calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests were performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expenses indicated that existing contract liabilities, along with the present value of future gross premiums, would not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency would be recognized.

The costs directly attributable to the acquisition of incremental insurance and investment business were deferred to the extent that they were expected to be recoverable out of future margins in revenues on these contracts. These costs would be amortized systematically over a period no longer than that in which they were expected to be recovered out of these future margins.

Investment Contracts

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date.

As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the consolidated statement of income. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

All new material reinsurance arrangements are subject to local Board approval. Once transacted they are subject to regular credit risk review including an assessment of the full exposure and any lending and collateral provision. Impairment is determined in accordance with the Group's accounting policy "Impairment of Financial Assets".

02 –
Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2016 in the preparation of these consolidated financial statements.

IAS 1

On January 1, 2016, the Group adopted the amendments to IAS 1 "Presentation of Financial Statements", which resulted as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments did not have a material impact on the Group's consolidated financial statements.

Improvements to IFRS 2012-2014 Cycle

On January 1, 2016, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB's annual improvement projects for the 2012-2014 cycle. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group's consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2016 and therefore have not been applied in preparing these financial statements.

IFRS 2 Share-based Payments

In June 2016, the IASB issued narrow-scope amendments to IFRS 2, "Share-based Payment" which clarify the accounting for certain types of share-based payment transactions. The amendments which were developed through the IFRS Interpretations Committee clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. They are effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of the clarifications to IFRS 2. The amendments have yet to be endorsed by the EU.

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 "Financial Instruments", which replaces IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of 'own credit' with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The standard has been endorsed by the EU. Based on December 31, 2016 data and the current implementation status of IFRS 9 as described in further detail below, the Group estimates the adoption of IFRS 9 to lead to an overall reduction in the Group's total shareholders' equity of approximately € 1 billion before tax. This reduction is predominately driven by the impairment requirements of IFRS 9.

Implementation program

The Group has a centrally managed IFRS 9 program sponsored by the Group's chief financial officer and includes subject matter experts on methodology, data sourcing and modeling, IT processing and reporting. The Group's work to date has covered performing an assessment of the population of financial instruments impacted by the classification and measurement requirements of IFRS 9 and developing an impairment methodology to support the calculation of the Expected Credit Loss allowance. Specifically, during 2016 the Group developed its approach for assessing significant increase in credit risk, incorporating forward looking information, including macro-economic factors (to be implemented in 2017) and preparing the required IT systems and process architecture. The Group envisages performing parallel runs in 2017 to ensure procedural readiness and further improve the data quality of new data required.

Overall governance of the program's implementation is through the IFRS 9 Steering Committee and includes representation from Finance, Risk and IT. Guidance and training on IFRS 9 across the Group is delivered across businesses and functions as part of the Group's internal control systems. The Group is in the process of enhancing its existing governance framework to ensure that appropriate validations and controls are in place over new key processes and significant areas of judgment. Governance over the Expected Credit Loss calculation process is split across Risk and Finance functions.

Classification and Measurement of Financial Assets and Liabilities

IFRS 9 requires that an entity's business model and a financial instrument's contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss ('FVTPL'), amortized cost, or fair value through Other Comprehensive Income ('FVOCI'). As the requirements under IFRS 9 are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected. The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements.

In 2016, the Group made an initial determination of business models and assessed the contractual cash flow characteristics of the financial assets to determine the potential classification and measurement changes as a result of IFRS 9. As a result of the analysis performed thus far, the Group has identified a population of financial assets which are expected to be measured at either amortized cost or fair value through other comprehensive income, which will be subject to the IFRS 9 impairment rules. However, the actual impact that IFRS 9 classification and measurement will have on the Group is mainly dependent on the business models and the inventory of financial assets which exist at the effective date, and as such the Group will roll forward our analysis during 2017 to take into consideration any changes in business strategies and composition of financial assets.

Where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity's own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income. The standard also allows the Group the option to elect to apply early the presentation of fair value movements of an entity's credit risk in Other Comprehensive Income prior to adopting IFRS 9 in full. The Group has not early adopted this requirement.

Impairment of Financial Assets

The impairment requirements of IFRS 9 apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to in this note as financial assets).

The determination of impairment losses and allowance will move from an incurred credit loss model whereby credit losses are recognized when a defined loss event occurs under IAS 39, to an expected loss model under IFRS 9, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee), based on expectations of potential credit losses at that time under IFRS 9. Currently, the Group first evaluates individually whether objective evidence of impairment exists for loans that are individually significant. It then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under the individual assessment.

Under IFRS 9 for financial assets originated or purchased, the Group will recognize a loss allowance at an amount equal to 12-month expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). This amount represents the expected credit losses resulting from default events that are possible within the next 12 months. The interest revenue is calculated on the gross carrying amount for financial assets in Stage 1.

IFRS 9 requires the recognition of credit losses over the remaining life of the financial assets ('lifetime expected losses') which are considered to have experienced a significant increase in credit risk (Stage 2) and for financial assets that are credit impaired at the reporting date (Stage 3). The lifetime expected credit losses represent all possible default events over the expected life of a financial instrument. The Group leverages existing risk management indicators (e.g. watch list and forbearance trigger), credit rating changes and taking into consideration reasonable and supportable information which allows the Group to identify whether the credit risk of financial assets has significantly increased. This process includes considering forward-looking information, including macro-economic factors. Furthermore, financial assets will be transferred to Stage 2 if 30 days past due. The interest revenue is calculated on the gross carrying amount for financial assets in Stage 2.

As the primary definition for credit impaired financial assets moving to Stage 3, the Group will apply the default definition as laid out in CRR Article 178. Interest revenues are calculated on the net carrying amount for these financial assets only. Forward-looking information, including macro-economic factors must be taken into account to measure IFRS 9 compliant expected credit losses.

IFRS 9 does not distinguish between individually significant or not individually significant financial instruments. Therefore, the Group decided to measure the allowance for credit losses on an individual transaction basis. Similarly, the assessment for transferring financial assets between Stages 1, 2 and 3 will also be made on an individual transaction basis. For detailed information on the current impairment approach under IAS 39 please refer to Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

The Group uses three main components to measure expected credit losses which are a probability of default ('PD'), a loss given default ('LGD') and the exposure at default ('EAD'). Therefore, the Group will leverage the existing parameters of the regulatory framework and risk management practices as much as possible on transaction level. For the purpose of IFRS 9 the allowance for credit losses is affected by a variety of key characteristics, such as, but not limited to the expected balance at default and the related amortization profile as well as the expected life of the financial asset. As a consequence, the allowance for credit losses for Stage 2 financial assets will increase with the expected lifetime or the expected EAD. Incorporating forecasts of future economic conditions into the measurement of expected credit losses will additionally cause an impact on the allowance for credit losses for each stage. In order to calculate lifetime expected credit losses, the Group's calculation includes deriving the corresponding lifetime PDs from migration matrices that reflect the economic forecasts. To determine whether a financial asset is credit impaired and thus must be classified as Stage 3, one or more events must be identified that have a detrimental impact on the estimated future cash flows.

As a result of IFRS 9, there will be an increase in subjectivity as the allowance for credit losses will be based on reasonable and supportable forward-looking information which take into consideration future macro-economic scenarios as provided by Deutsche Bank Research. These macro-economic scenarios are continuously monitored and in addition to being used for the Group's expected credit loss calculation, this information also forms the basis for performing the Group's capital planning and stress-testing. This information provided by Deutsche Bank Research is used to generate possible future scenarios by utilizing the Group's stress testing infrastructure with appropriate modifications to align with IFRS 9 requirements. The Group is in the process of analyzing synergies with the capital forecasting and stress-testing processes. The transition impact and effects resulting from the continuous application of IFRS 9 are reflected in the Group's capital planning for 2018 and onwards. The general use of forward-looking information, including macro-economic factors as well as adjustments taking into account extraordinary factors will be monitored by a governance framework.

IFRS 9 is estimated to result in an increase in the overall level of allowances for credit losses as noted above. This estimated increase is driven by the requirement to record an allowance equal to 12 months expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and driven by the larger population of financial assets to which lifetime expected losses must be applied.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, "Revenue from Contracts with Customers", which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IAS 39/ IFRS 9. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. IFRS 15 will not have a material impact on the Group's consolidated financial statements. The standard has been endorsed by the EU.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, "Leases", which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has yet to be endorsed by the EU.

03 –
Acquisitions and Dispositions

Business Combinations completed in 2016, 2015 and 2014

During the years 2016, 2015 and 2014, the Group did not undertake any acquisitions accounted for as business combinations.

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2016 and 2015, the Group did not engage in acquisitions or dispositions of noncontrolling interests while retaining control over the related subsidiaries.

Postbank

In concluding the domination agreement with Deutsche Postbank AG ("Postbank") in 2012, Deutsche Bank had derecognized from the Group's total equity the remaining noncontrolling interest of € 248 million in Postbank as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Through December 31, 2014, a total of approximately 0.5 million Postbank shares (equal to about 0.22 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank under the domination agreement, thereby increasing the Group's direct shareholding to 94.1 % at that time.

On April 22, 2015, Deutsche Bank signed an agreement to purchase an additional 5.9 million (2.7 %) of the Postbank shares, thereby increasing the Group's ownership stake from 94.1 % to 96.8 %. Overall, the transaction resulted in a loss before income tax of approximately € 92 million recorded in C&A in the second quarter 2015. On April 27, 2015, Deutsche Bank requested Postbank to prepare a squeeze-out of the minority shareholders pursuant to Section 327a et seq. of the German Stock Corporation Act. In the specified squeeze-out request to Postbank on July 7, 2015, the amount of cash compensation was set at € 35.05 per Postbank share. After approval of the squeeze-out at the Postbank annual general meeting held on August 28, 2015, a loss before income tax of € 69 million was recorded in the third quarter 2015 in C&A. After a clearance proceeding in front of the Higher Regional Court Cologne, the squeeze-out was entered into the commercial register on December 21, 2015. At settlement on December 30, 2015, Deutsche Bank acquired the remaining 3.2 % shares in Postbank for a total consideration of € 245 million and so owns directly and indirectly 100 % of the Postbank shares.

The Postbank shares have been de-listed from all stock exchanges between December 21, 2015 and January 13, 2016.

Dispositions

During 2016, 2015 and 2014, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included businesses the Group had previously classified as held for sale, including those of Abbey Life and Maher Terminals Port Elizabeth which were disposed of in 2016 (for more detail on these two transactions, please refer to Note 27 "Non-Current Assets and Disposal Groups Held for Sale"). The total cash consideration received for these dispositions in 2016, 2015 and 2014 was € 2.0 billion, € 555 million and € 1.9 billion, respectively. The table below shows the assets and liabilities that were included in these disposals.

in € m.	2016	2015	2014
Cash and cash equivalents	**0**	0	0
All remaining assets	**14,858**	443	8,346
Total assets disposed	**14,858**	443	8,346
Total liabilities disposed	**12,250**	52	6,602

04 – Business Segments and Related Information

The Group's segmental information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for Global Markets. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in Global Markets net interest income of € 126.4 million for full year 2016 (€ 122.8 million for full year 2015, € 65.4 million for full year 2014). This increase is offset in Group Consolidated figures through a reversal in C&A. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35 %. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and noncore activities.

Business Segments

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group's management reporting systems.

From 2016 onwards and in accordance with our targets originally announced in October 2015 our business operations have been organized under the following segments:

- Global Markets ("GM"),
- Corporate & Investment Banking ("CIB"),
- Private, Wealth and Commercial Clients ("PW&CC"),
- Deutsche Asset Management ("Deutsche AM"),
- Postbank ("PB") and
- Non-Core Operations Unit ("NCOU")

The key changes in 2016 are outlined below.

Global Markets ("GM") – Effective from first quarter of 2016, GM included the sales and trading related activities of our former Corporate Banking & Securities ("CB&S") segment. Revenues related to certain financing activities previously included within "Loan Products" in CB&S were included within "Sales & Trading - debt and other products". Mark-to-market gains/losses relating to RWA mitigation on Credit Valuation Adjustment (CVA) RWA, Funding Valuation Adjustment (FVA) and certain CVA calculation methodology refinements previously reported under "Sales & Trading" revenues were included in "Other". Debt Valuation Adjustment (DVA) continued to be reported within "Other". This category also included transfers from and to our segment Corporate & Investment Banking ("CIB") resulting from client coverage and product distribution. Additionally in the second quarter of 2016 the transfer of businesses from Deutsche AM to GM resulted in the re-assignment of goodwill based on relative values in accordance with IFRS. The subsequent impairment review led to an impairment loss of € 285 million in Global Markets.

Corporate & Investment Banking ("CIB") – Effective from first quarter of 2016, CIB combined the Corporate Finance business components of our former Corporate Banking and Securities ("CB&S") and Global Transaction Banking ("GTB") businesses. Transfers from and to our segment Global Markets related to client coverage and product distribution were included in "Loan Products & Other".

Private, Wealth and Commercial Clients ("PW&CC") – Within the segment PW&CC, in the first quarter of 2016, we had combined our German and International Private and Commercial Clients ("PCC") businesses formerly included in the Private & Business Clients ("PBC") segment with the Wealth Management ("WM") activities formerly included in Deutsche Asset & Wealth management ("DeAWM"). Revenues from Hua Xia Bank are presented separately within PW&CC to reflect the disposal of this investment as part of our targets originally announced in October 2015.

Deutsche Asset Management ("Deutsche AM") – Since the first quarter of 2016, Deutsche AM contained the Asset Management activities included in our former DeAWM segment and focused on providing investment solutions to institutions and intermediaries that serve individual clients. In the second quarter of 2016 the transfer of businesses to GM resulted in a re-assignment of, goodwill from Deutsche AM to GM based on relative values in accordance with IFRS.

Postbank ("PB") – To reflect the planned deconsolidation as formulated in our targets originally announced in October 2015, effective from first quarter of 2016, PB was presented as a separate segment, which combined both core components and non-core components of Postbank previously recorded in our NCOU segment. The reported numbers in the Postbank segment will deviate from Postbank's stand-alone reporting as a consequence of consolidation effects and the impact of purchase price allocation items.

Non-core Operations Unit ("NCOU") – As a key change compared to our former structure, effective from first quarter 2016, our NCOU segment no longer contains the aforementioned non-core components related to Postbank.

The goodwill impairment losses in our 2015 results related to CB&S and PBC were allocated to the new segments Global Markets/Corporate & Investment Banking and PW&CC/Postbank respectively based on the goodwill balances related to these business units prior to the third quarter of 2015 impairment.

Certain Liquidity Management activities previously included within our business segments are centrally managed by Treasury and therefore have been transferred to Consolidation & Adjustments, since first quarter of 2016, and are reflected in our business segments on an allocated basis. In the second quarter of 2016, the Liquidity Portfolio business of Asia excluding Japan has been transferred from Global Markets to Treasury.

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the "Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions: Consolidation & Adjustments". The information provided about each segment is based on internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker. Segment assets are presented in the Group's internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances.

Non-IFRS compliant accounting methods are rarely used in the Group's management reporting and represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS (for example, for certain financial instruments in the Group's treasury books in GM and PW&CC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in GM) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in C&A) and a component of net income appropriation under IFRS.

Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems allocate the Group's external net interest income according to the value of funding consumed or provided by each segment's activities, with transfer pricing referencing the Group's access to financing in the wholesale markets. Furthermore, to retain comparability with those competitors that have their own equity funding, the Group allocates a net notional interest credit on its consolidated capital, in line with each segment's proportion of average shareholders' equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These measures include:

Average Shareholders' Equity – The average shareholders' equity is calculated as average of total shareholders' equity according to IFRS, at the beginning of the period and at the end of the period. The total amount of average shareholders' equity allocated is determined based on the higher of the Group's overall economic risk exposure and the regulatory capital demand. Starting 2016, the Group refined its capital allocation and moved to allocating average shareholders' equity instead of average active equity to the business segments. Under the new methodology, capital held against goodwill and other intangibles is now more comprehensively allocated, allowing the determination of allocated tangible shareholders' equity to reflect the communicated profitability target. The Group's overall economic risk exposure requirement is driven by our internal capital adequacy thresholds for status "normal" as defined in DB Group's risk appetite framework. Since January 2016, the regulatory capital demand is based on our externally communicated target ratios, i.e. a Common Equity Tier 1 target ratio of 12.5 % (10 % in early 2015 and 11 % from June 2015 onwards) and on a Leverage target ratio of 4.5 % (3.5 % in early 2015 and 5 % from June 2015 onwards) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the Leverage target ratio, excess average shareholders' equity is assigned to C&A. The allocation of average shareholders' equity to business segments reflects the contribution to both aforementioned targets. Segment average shareholders' equity in December 2014 represents the spot values for the period. The difference between the spot values of the segments and the average group amount is captured in C&A.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS please see "Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations".

Entity-Wide Disclosures

The Group's Entity-Wide Disclosures include net revenues from internal and external counterparties. Excluding revenues from internal counterparties would require disproportionate IT investment and is not in line with the Bank's management approach. For detail on our Net Revenue Components please see "Management Report: Operating and Financial Review: Results of Operations: Corporate Divisions".

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2016, 2015 and 2014, respectively. The information presented for GM, CIB, PW&CC, AM, PB and NCOU has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for C&A is presented on a global level only, as management responsibility for C&A is held centrally.

in € m.	2016	2015	2014
Germany:			
Global Markets	533	444	538
Corporate & Investment Banking	1,391	1,498	1,595
Private, Wealth & Commercial Clients	4,198	4,162	4,513
Deutsche Asset Management	888	963	906
Postbank	3,366	3,113	3,259
Non-Core Operations Unit	221	105	132
Total Germany	10,597	10,284	10,942
UK:			
Global Markets	3,411	4,114	2,739
Corporate & Investment Banking	888	1,192	998
Private, Wealth & Commercial Clients	83	77	76
Deutsche Asset Management	836	748	679
Postbank	0	(0)	(0)
Non-Core Operations Unit	(322)	(73)	8
Total UK	4,896	6,059	4,498
Rest of Europe, Middle East and Africa:			
Global Markets	261	305	550
Corporate & Investment Banking	1,278	1,337	1,275
Private, Wealth & Commercial Clients	2,360	2,110	2,317
Deutsche Asset Management	502	407	351
Postbank	0	0	0
Non-Core Operations Unit	23	9	2
Total Rest of Europe, Middle East and Africa	4,425	4,167	4,494
Americas (primarily United States):			
Global Markets	3,140	3,526	4,176
Corporate & Investment Banking	2,803	2,696	2,565
Private, Wealth & Commercial Clients	624	691	588
Deutsche Asset Management	578	727	538
Postbank	0	0	(21)
Non-Core Operations Unit	(305)	754	345
Total Americas	6,840	8,394	8,192
Asia/Pacific:			
Global Markets	1,945	2,469	2,067
Corporate & Investment Banking	1,122	1,323	1,234
Private, Wealth & Commercial Clients	451	469	375
Deutsche Asset Management	216	176	169
Postbank	0	(0)	0
Non-Core Operations Unit	1	(0)	2
Total Asia/Pacific	3,736	4,436	3,847
Consolidation & Adjustments	(479)	184	(26)
Consolidated net revenues[1]	30,014	33,525	31,949

[1] Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

05 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

in € m.	2016	2015	2014
Interest and similar income:			
Interest-earning deposits with banks	684	499	683
Central bank funds sold and securities purchased under resale agreements	359	377	408
Interest income on financial assets available for sale	1,313	1,292	1,341
Dividend income on financial assets available for sale	205	300	97
Loans	12,311	12,219	11,820
Interest income on securities held to maturity	67	0	0
Other	1,417	783	848
Total Interest and similar income not at fair value through profit or loss	16,357	15,470	15,196
Financial assets at fair value through profit or loss	9,279	10,496	9,805
Total interest and similar income	25,636	25,967	25,001
Interest expense:			
Interest-bearing deposits	2,583	2,764	3,210
Central bank funds purchased and securities sold under repurchase agreements	255	153	160
Other short-term borrowings	179	229	214
Long-term debt	1,759	1,480	1,882
Trust preferred securities	437	568	785
Other	1,083	357	214
Total Interest expense not at fair value through profit or loss	6,295	5,552	6,465
Financial liabilities at fair value through profit or loss	4,634	4,534	4,264
Total interest expense	10,929	10,086	10,729
Net interest income	14,707	15,881	14,272

Interest income recorded on impaired financial assets was € 63 million, € 67 million and € 94 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2016	2015	2014
Trading income:			
Sales & Trading (equity)	608	542	2,125
Sales & Trading (debt and other products)	3,462	4,108	3,203
Total Sales & Trading	4,071	4,649	5,329
Other trading income	(3,524)	(775)	(922)
Total trading income	547	3,874	4,407
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:			
Breakdown by financial asset/liability category:			
Securities purchased/sold under resale/repurchase agreements	(3)	3	(15)
Securities borrowed/loaned	1	0	0
Loans and loan commitments	(109)	(453)	(20)
Deposits	(28)	0	(1)
Long-term debt[1]	303	761	(538)
Other financial assets/liabilities designated at fair value through profit or loss	691	(344)	467
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	854	(32)	(108)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,401	3,842	4,299

[1] Includes € 0 million, € (0.5) million and € 48 million from securitization structures for the years ended December 31, 2016, 2015 and 2014, respectively. Fair value movements on related instruments of € 0 million, € 0.8 million and € (315) million for December 31, 2016, 2015 and 2014, respectively, are reported within trading income. The total of these gains and losses represents the Group's share of the losses in these consolidated securitization structures.

Combined Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2016	2015	2014
Net interest income	14,707	15,881	14,272
Trading income[1]	547	3,874	4,407
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	854	(32)	(108)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,401	3,842	4,299
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	16,108	19,723	18,570
Sales & Trading (equity)	1,979	2,887	2,639
Sales & Trading (debt and other products)	7,452	8,215	7,328
Total Sales & Trading	9,431	11,102	9,967
Other	(204)	(360)	(785)
Global Markets	9,227	10,742	9,182
Corporate & Investment Banking	2,090	2,215	1,969
Private, Wealth & Commercial Clients	3,877	3,862	3,973
Deutsche Asset Management	364	255	398
Postbank	2,175	2,316	2,165
Non-Core Operations Unit	(1,261)	(353)	(310)
Consolidation & Adjustments	(363)	685	1,193
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	16,108	19,723	18,570

[1] Trading income includes gains and losses from derivatives not qualifying for hedge accounting.

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group's trading activities can periodically drive income to either net interest income or to net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. The above table combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by business division and by product within Global Markets.

06 – Commissions and Fee Income

in € m.	2016	2015	2014
Commission and fee income and expense:			
Commission and fee income	14,999	16,412	15,746
Commission and fee expense	3,255	3,647	3,337
Net commissions and fee income	11,744	12,765	12,409

in € m.	2016	2015	2014
Net commissions and fee income:			
Net commissions and fees from fiduciary activities	4,287	4,480	3,745
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities	3,305	4,134	4,033
Net fees for other customer services	4,152	4,151	4,632
Net commissions and fee income	11,744	12,765	12,409

07 – Net Gains (Losses) on Financial Assets Available for Sale

in € m.	2016	2015	2014
Net gains (losses) on financial assets available for sale:			
Net gains (losses) on debt securities:	229	48	153
Net gains (losses) from disposal	230	58	144
Impairments	(1)	(10)	9
Net gains (losses) on equity securities:	79	104	109
Net gains (losses) from disposal/remeasurement	96	156	121
Impairments	(17)	(52)	(12)
Net gains (losses) on loans:	6	52	(9)
Net gains (losses) from disposal	21	83	16
Impairments	(15)	(31)	(25)
Reversal of impairments	0	0	0
Net gains (losses) on other equity interests:	339	1	(12)
Net gains (losses) from disposal	348	14	9
Impairments	(9)	(13)	(21)
Total net gains (losses) on financial assets available for sale	653	203	242

Please also refer to Note 16 "Financial Assets Available for Sale" of this report.

08 – Other Income

in € m.	2016	2015	2014
Other income:			
Net income from investment properties	31	40	57
Net gains (losses) on disposal of investment properties	(45)	(18)	5
Net gains (losses) on disposal of consolidated subsidiaries	(3)	(24)	18
Net gains (losses) on disposal of loans	(128)	237	(2)
Insurance premiums[1]	89	108	141
Net income (loss) from hedge relationships qualifying for hedge accounting	(370)	(910)	(1,349)
Consolidated investments	362	470	949
Remaining other income[2]	1,118	763	290
Total other income (loss)	1,053	669	108

[1] Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.
[2] Includes net gains of € 744 million, € 237 million and € 111 million for the years ended December 31, 2016, 2015 and 2014, respectively, that are related to non-current assets and disposal groups held for sale.

09 – General and Administrative Expenses

in € m.	2016	2015	2014
General and administrative expenses:			
IT costs	3,872	3,664	3,333
Occupancy, furniture and equipment expenses	1,972	1,944	1,978
Professional service fees	2,305	2,283	2,029
Communication and data services	761	807	725
Travel and representation expenses	450	505	521
Banking and transaction charges	664	598	660
Marketing expenses	285	294	293
Consolidated investments	334	406	811
Other expenses[1]	4,812	8,129	4,305
Total general and administrative expenses	15,454	18,632	14,654

[1] Includes litigation related expenses of €2.4 billion in 2016, € 5.2 billion in 2015 and € 1.6 billion in 2014. See Note 30 "Provisions", for more detail on litigation.

10 – Restructuring

Restructuring forms part of the Group's targets originally announced in October 2015. It contains initiatives to reposition Investment Banking, reshape the retail business, rationalize the geographic footprint and transform the operating model – with the aim of achieving net savings of € 1.0 to 1.5 billion by 2018.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

in € m.	2016	2015	2014
Global Markets	(127)	(89)	(92)
Corporate & Investment Banking	(165)	(39)	(29)
Private, Wealth & Commercial Clients	(141)	(585)	(9)
Deutsche Asset Management	(47)	2	3
Non-Core Operations Unit	(4)	1	(4)
Consolidation & Adjustments	0	0	(1)
Total Net Restructuring Charges	(484)	(710)	(133)

The majority of the net restructuring expense 2016 relates to Infrastructure functions which are allocated to the business divisions whereas Infrastructure staff affected by the restructuring programs are shown separately in the table below.

in € m.	2016	2015	2014
Restructuring – Staff related	(491)	(663)	(124)
thereof:			
Termination Benefits	(432)	(602)	(94)
Retention Acceleration	(54)	(61)	(29)
Social Security	(5)	(0)	(1)
Restructuring – Non Staff related	7	(46)	(9)
Total Net Restructuring Charges	(484)	(710)	(133)

Provisions for restructuring amounted to € 741 million and € 651 million as of December 31, 2016 and December 31, 2015, respectively. The majority of the current provisions for restructuring are expected to be utilized in the next two years.

During 2016, 1,451 full-time equivalent staff was reduced through restructuring (2015: 662).

Full-time equivalent staff	2016	2015
Global Markets	162	134
Corporate & Investment Banking	194	103
Private, Wealth & Commercial Clients	453	141
Deutsche Asset Management	101	22
Non-Core Operations Unit	0	1
Infrastructure/Regional Management	541	261
Total full-time equivalent staff	1,451	662

11 – Earnings per Share

Basic earnings per share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

Computation of basic and diluted earnings per share

in € m.	2016	2015	2014
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share[1]	**(1,678)**	(7,022)	1,663
Effect of dilutive securities:			
Forwards and options	0	0	0
Convertible debt	0	0	0
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share[1]	**(1,678)**	(7,022)	1,663
Number of shares in million			
Weighted-average shares outstanding – denominator for basic earnings per share	**1,388.1**	1,387.9	1,241.9
Effect of dilutive securities:			
Forwards	0.0	0.0	0.0
Employee stock compensation options	0.0	0.0	0.0
Deferred shares	0.0	0.0	27.6
Other (including trading options)	0.0	0.0	0.0
Dilutive potential common shares	0.0	0.0	27.6
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	**1,388.1**	1,387.9	1,269.5

[1] Earnings were adjusted by € 276 and € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2016 and April 2015.

Earnings per share

in €	2016	2015	2014
Basic earnings per share	(1.21)	(5.06)	1.34
Diluted earnings per share	(1.21)	(5.06)	1.31

On June 25, 2014, Deutsche Bank AG completed a capital increase with subscription rights. As the subscription price of the new shares was lower than the market price of the existing shares, the capital increase included a bonus element. According to IAS 33, the bonus element is the result of an implicit change in the number of shares outstanding for all periods prior to the capital increase without a fully proportionate change in resources. As a consequence, the weighted average number of shares outstanding has been adjusted retrospectively.

Due to the net loss situation for 2016 and 2015 potentially dilutive shares are generally not considered for the earnings per share calculation, because to do so would have been anti-dilutive and hence decreased the net loss per share.

Instruments outstanding and not included in the calculation of diluted earnings per share[1]

Number of shares in m.	2016	2015	2014
Call options sold	0.0	0.0	0.0
Employee stock compensation options	0.0	0.0	0.1
Deferred shares	69.6	52.5	0.0

[1] Not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Notes to the Consolidated Balance Sheet

12 – Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Dec 31, 2016	Dec 31, 2015
Financial assets classified as held for trading:		
Trading assets:		
Trading securities	156,926	179,256
Other trading assets[1]	14,117	16,779
Total trading assets	171,044	196,035
Positive market values from derivative financial instruments	485,150	515,594
Total financial assets classified as held for trading	656,194	711,630
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	47,404	51,073
Securities borrowed	21,136	21,489
Loans	7,505	12,451
Other financial assets designated at fair value through profit or loss	11,541	24,240
Total financial assets designated at fair value through profit or loss	87,587	109,253
Total financial assets at fair value through profit or loss	743,781	820,883

[1] Includes traded loans of € 13.2 billion and € 15.5 billion at December 31, 2016 and 2015 respectively.

in € m.	Dec 31, 2016	Dec 31, 2015
Financial liabilities classified as held for trading:		
Trading liabilities:		
Trading securities	56,592	51,326
Other trading liabilities	437	977
Total trading liabilities	57,029	52,303
Negative market values from derivative financial instruments	463,858	494,076
Total financial liabilities classified as held for trading:	520,887	546,380
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	50,397	31,637
Loan commitments	40	79
Long-term debt	6,473	8,710
Other financial liabilities designated at fair value through profit or loss	3,582	4,425
Total financial liabilities designated at fair value through profit or loss	60,492	44,852
Investment contract liabilities[1]	592	8,522
Total financial liabilities at fair value through profit or loss	581,971	599,754

[1] These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 42 "Insurance and Investment Contracts", for more detail on these contracts.

Financial Assets & Liabilities designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 76 billion and € 85 billion as of December 31, 2016, and 2015, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments.

Changes in fair value of loans[1] and loan commitments attributable to movements in counterparty credit risk[2]

	Dec 31, 2016		Dec 31, 2015	
in € m.	Loans	Loan commitments	Loans	Loan commitments
Notional value of loans and loan commitments exposed to credit risk	3,604	3,357	4,455	8,604
Annual change in the fair value reflected in the Statement of Income	9	45	(0)	(46)
Cumulative change in the fair value[3]	9	37	9	29
Notional of credit derivatives used to mitigate credit risk	358	4,997	257	4,203
Annual change in the fair value reflected in the Statement of Income	(1)	(3)	(2)	1
Cumulative change in the fair value[3]	(2)	(6)	(4)	(154)

1 Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
2 Determined using valuation models that exclude the fair value impact associated with market risk.
3 Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

Changes in fair value of financial liabilities attributable to movements in the Group's credit risk[1]

in € m.	Dec 31, 2016	Dec 31, 2015[2]
Annual change in the fair value reflected in the Statement of Income	(73)	(78)
Cumulative change in the fair value	11	71

1 The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entities have been excluded as this is not related to the Group's credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds.

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities[1]

in € m.	Dec 31, 2016	Dec 31, 2015
Including undrawn loan commitments[2]	8,396	10,513
Excluding undrawn loan commitments	2,779	2,203

1 Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date.
2 The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility.

13 – Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4
Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)
Effective interest rates at reclassification date:		
upper range	13.1 %	9.9 %
lower range	2.8 %	3.9 %
Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Dec 31, 2016		Dec 31, 2015	
in € m.	Carrying value	Fair value	Carrying value	Fair Value
Trading assets reclassified to loans:				
Securitization assets	340	260	1,382	1,346
Debt securities	0	0	396	405
Loans	174	154	916	857
Total trading assets reclassified to loans	514	414	2,695	2,608
Financial assets available for sale reclassified to loans:				
Securitization assets	105	105	1,540	1,470
Debt securities	0	0	168	179
Total financial assets available for sale reclassified to loans	105	105	1,708	1,648
Total financial assets reclassified to loans	619[1]	519	4,403	4,256

[1] There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 0 million and decreases by € 3 million as at December 31, 2016 and December 31, 2015 respectively.

Through December 31, 2016, all reclassified assets were managed by the NCOU and disposal decisions across this portfolio are made by the NCOU in accordance with its remit to take the de-risking decisions. For the year ended December 31, 2016, the Group sold reclassified assets with a carrying value of € 3.4 billion, resulting in a net loss of € 154 million on positions sold.

In addition to sales, the decrease in the carrying value of assets previously classified as trading reduced due to redemptions of € 29 million. The reduction in the carrying value of assets previously classified as available for sale includes redemptions of € 428 million.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

in € m.	2016	2015	2014
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	0	141	342
Impairment (losses)/Reversal on the reclassified financial assets available for sale which were impaired	0	12	(6)
Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	1	(32)	137

Pre-tax contribution of all reclassified assets to the income statement

in € m.	2016	2015	2014
Interest income	45	127	161
Provision for credit losses	(74)	28	(40)
Other income[1]	(4)	199	5
Income before income taxes on reclassified trading assets	(33)	353	126
Interest income	7	54	97
Provision for credit losses	34	16	(13)
Other income[1]	(150)	72	0
Income before income taxes on reclassified financial assets available for sale	(110)	142	84

[1] Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into the NCOU upon creation of the new division in the fourth quarter of 2012. The NCOU has been tasked to accelerate de-risking to reduce total capital demand and IFRS assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassified in 2008 and 2009

			Dec 31, 2016			Dec 31, 2015
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:						
US municipal bonds	0	0	0	405	423	19
Student loans ABS	0	0	0	1,456	1,478	22
CDO/CLO	143	126	(17)	534	498	(36)
Covered bond	298	235	(63)	298	234	(64)
Commercial mortgages securities	3	3	0	175	176	1
Residential mortgages ABS	0	0	0	92	93	1
Other[1]	0	0	0	529	498	(31)
Total securitization assets and debt securities reclassified	**445**	**364**	**(81)**	3,487	3,400	(88)
Loans reclassified:						
Commercial mortgages	0	0	0	56	54	(1)
Residential mortgages	174	154	(20)	810	753	(57)
Other	0	0	0	50	49	(1)
Total loans reclassified	**174**	**154**	**(20)**	916	857	(59)
Total financial assets reclassified to loans	**619**	**519**	**(100)**	4,403	4,256	(147)

[1] Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

Securitized Assets and Debt Securities

CDO/CLO – This comprises a diverse portfolio with a variety of underlying assets and tranching levels in the capital structure. The main movement in the carrying value is due to sales in the period.

Covered Bonds – The remaining exposure in the portfolio is to Spanish government issuers.

Loans

Residential Mortgages – This category includes residential mortgages in the Italy, Spain and Germany. The carrying value reduced in the period mainly due to sale of residential mortgages in the UK.

14 – Financial Instruments carried at Fair Value

Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices Quoted in Active Markets – The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent prices at which regularly and recently occurring transactions take place.

Valuation Techniques – The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models, for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs, then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation Adjustments – Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, liquidity, counterparty/own credit and funding risk. Bid-offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid-offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid-offer price then no additional bid-offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique, then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and, when specified criteria are met, valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to individual market or counterparty risks. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Where complex valuation models are used, or where less-liquid positions are being valued, then bid-offer levels for those positions may not be available directly from the market, and therefore for the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.

Counterparty Credit Valuation Adjustments (CVAs) are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter (OTC) derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the probability of default, based on available market information, including Credit Default Swap (CDS) spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

The fair value of the Group's financial liabilities at fair value through profit or loss (i.e., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates Debt Valuation Adjustments (DVA) to measure the change in the Group's own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties' potential future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, expected loss given default and the probability of default of the Group, based on the Group's market CDS level. The change in the Group's own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset.

When determining CVA and DVA, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.

Funding Valuation Adjustments (FVA) are required to incorporate the market implied funding costs into the fair value of derivative positions. The FVA reflects a discounting spread applied to uncollateralized and partially collateralized derivatives and is determined by assessing the market-implied funding costs on both assets and liabilities.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-offer levels which are less observable, and these adjustments aim to estimate the bid-offer by computing the liquidity-premium associated with the transaction. Where a financial instrument is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this.

We anticipate a change in fair value estimate for DVA on uncollateralized derivative liabilities during the first quarter 2017 to reflect the change of German legislation on the creditor hierarchy in bank insolvency introduced by the German Resolution Mechanism Act (Abwicklungsmechanismusgesetz), effective January 1, 2017. Under the respective provisions of the German Banking Act, as amended by the German Resolution Mechanism Act, obligations of banks resulting from certain senior unsecured debt instruments rank junior to their other senior unsecured obligations in the event of insolvency or resolution. As a result, various creditors, such as derivative counterparties, receive greater protection due to an additional buffer of senior unsecured debt instruments ranking below. The effect on unsecured derivative liabilities is to raise them from senior unsecured liabilities to the preferred class of senior unsecured liabilities in the capital waterfall. We therefore expect this to have an effect on the fair value of the portfolio of these derivatives in respect of own non-performance risk due to their higher expected recovery rate for our counterparty in the event of insolvency or resolution. This will result in a reduction in DVA and therefore cause a loss, estimated to be in the range of € 100 million to € 200 million.

Validation and Control – The Group has an independent specialized valuation control group within the Finance function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework. Special attention of this independent valuation control group is directed to areas where management judgment forms part of the valuation process.

Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group's Risk Management function.

Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques produce fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group's inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO's (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value[1]

		Dec 31, 2016			Dec 31, 2015	
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:						
Trading assets	89,943	70,415	10,686	90,031	93,253	12,751
Trading securities	89,694	62,220	5,012	89,718	82,869	6,669
Other trading assets	248	8,195	5,674	313	10,384	6,082
Positive market values from derivative financial instruments	13,773	461,579	9,798	5,629	500,520	9,445
Financial assets designated at fair value through profit or loss	10,118	75,867	1,601	18,024	86,751	4,478
Financial assets available for sale	28,695	23,380	4,153	43,260	25,449	4,874
Other financial assets at fair value	28	3,618[2]	33	0	3,136[2]	0
Total financial assets held at fair value	142,558	634,860	26,271	156,943	709,109	31,549
Financial liabilities held at fair value:						
Trading liabilities	41,664	15,311	52	40,185	12,102	18
Trading securities	41,664	14,874	52	40,154	11,155	18
Other trading liabilities	0	437	0	30	947	0
Negative market values from derivative financial instruments	13,616	441,386	8,857	5,528	480,668	7,879
Financial liabilities designated at fair value through profit or loss	4	58,259	2,229	2	41,797	3,053
Investment contract liabilities[3]	0	592	0	0	8,522	0
Other financial liabilities at fair value	0	4,647[2]	(848)[4]	0	6,492[2]	(1,146)[4]
Total financial liabilities held at fair value	55,283	520,195	10,290	45,715	549,581	9,805

1 Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".
2 Predominantly relates to derivatives qualifying for hedge accounting.
3 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 42 "Insurance and Investment Contracts" for more detail on these contracts.
4 Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

In 2016, there were transfers from Level 2 to Level 1 on trading securities (€ 5 billion of assets) based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group's credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the "Over-The-Counter Derivative Financial Instruments" section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in Level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the year is mainly due to a combination of sales and settlements offset by purchases and transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives includes certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

During the fourth quarter of 2016, various enhancements to the fair value hierarchy leveling process were implemented in our Rates business including both the use of additional sensitivity tests and the factoring in of traded data more directly when assessing observability. Previously consensus and broker quote data was primarily used in the leveling decision, which was in turn back-tested periodically to traded data. In implementing these changes a new observability matrix was established based on product, parameter, currency and tenor. The approach to consider the observability for Fair Value Hierarchy purposes of counterparty credit spreads on certain uncollateralized derivative transactions was also enhanced. These enhancements enable all unobservable parameters to be considered in aggregate in the sensitivity test and the instrument is designated as Level 3 if the aggregate impact of those unobservable inputs is material to the instrument valuation. The impact of these changes was the transfer into Level 3 from Level 2 of approximately € 2.4 billion and € 1.6 billion of Financial Liabilities; this is reflected in the Transfers into Level 3 column of the Reconciliation of financial instruments classified in Level 3 of this disclosure.

The marginal increase in assets was due to transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments offset by settlements. The increase in liabilities was due to transfers between Level 2 and Level 3 offset by settlements.

Other Trading Instruments classified in Level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance decreased in the year due to Sales and Settlements offset by purchases, issuances and transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. Assets decreased during the year due to sales, settlements, transfers between Level 2 and Level 3 and due to deconsolidation of entities. Liabilities decreased in the year due to settlements and transfers between Level 2 and Level 3 offset by issuances.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. The decrease in assets in the year is due to sales and settlements offset by purchases.

Reconciliation of financial instruments classified in Level 3

Reconciliation of financial instruments classified in Level 3

Dec 31, 2016

in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/losses[1]	Purchases	Sales	Issuances[2]	Settlements[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:										
Trading securities	6,669	(0)	143	1,736	(3,605)	0	(990)	1,589	(528)	5,012
Positive market values from derivative financial instruments	9,445	(60)	(88)	0	0	0	(1,290)	4,158	(2,367)	9,798
Other trading assets	6,082	66	56	2,196	(3,606)	735	(1,527)	2,616	(944)	5,674
Financial assets designated at fair value through profit or loss	4,478	(509)	40	2	(273)	131	(1,073)	86	(1,282)	1,601
Financial assets available for sale	4,874	(1)	255[5]	920	(630)	0	(1,377)	187	(74)	4,153
Other financial assets at fair value	0	0	0	0	0	0	0	33	0	33
Total financial assets held at fair value	31,549	(504)	405[6,7]	4,853	(8,114)	866	(6,257)	8,669	(5,195)	26,271
Financial liabilities held at fair value:										
Trading securities	18	0	0	0	0	0	34	0	(0)	52
Negative market values from derivative financial instruments	7,879	(317)	620	0	0	0	(508)	3,316	(2,134)	8,857
Other trading liabilities	0	0	0	0	0	0	0	0	0	0
Financial liabilities designated at fair value through profit or loss	3,053	0	(75)	0	0	587	(729)	245	(851)	2,229
Other financial liabilities at fair value	(1,146)	0	135	0	0	0	3	(26)	187	(848)
Total financial liabilities held at fair value	9,805	(317)	680[6,7]	0	0	587	(1,200)	3,534	(2,799)	10,290

[1] Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2] Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3] Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4] Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.
[5] Total gains and losses on available for sale include a loss of € 94 million recognized in other comprehensive income, net of tax, and a gain of € 187 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6] This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 4 million and for total financial liabilities held at fair value this is a gain of € 50 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.
[7] For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

Dec 31, 2015

in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settlements[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:										
Trading securities	8,957	0	512	1,844	(2,432)	0	(1,007)	766	(1,971)	6,669
Positive market values from derivative financial instruments	9,559	(0)	539	0	0	0	(1,363)	1,683	(973)	9,445
Other trading assets	4,198	0	413	2,527	(1,507)	1,264	(1,461)	970	(321)	6,082
Financial assets designated at fair value through profit or loss	4,152	0	234	467	(36)	1,172	(1,227)	239	(523)	4,478
Financial assets available for sale	4,427	(0)	439[5]	1,058	(254)	0	(1,183)	469	(82)	4,874
Other financial assets at fair value[6]	0	0	0	0	0	0	0	0	0	0
Total financial assets held at fair value	31,294	(0)	2,136[6,7]	5,896	(4,230)	2,436	(6,240)	4,126	(3,869)	31,549
Financial liabilities held at fair value:										
Trading securities	43	0	5	0	0	0	9	0	(39)	18
Negative market values from derivative financial instruments	6,553	0	716	0	0	0	(487)	1,904	(807)	7,879
Other trading liabilities	0	0	0	0	0	0	0	0	0	0
Financial liabilities designated at fair value through profit or loss	2,366	0	196	0	0	1,249	(692)	155	(221)	3,053
Other financial liabilities at fair value	(552)	0	(352)	0	0	0	(65)	(177)	0	(1,146)
Total financial liabilities held at fair value	8,410	0	564[6,7]	0	0	1,249	(1,234)	1,882	(1,067)	9,805

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
4 Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.
5 Total gains and losses on available for sale include a gain of € 92 million recognized in other comprehensive income, net of tax, and a loss of € 13 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
6 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 524 million and for total financial liabilities held at fair value this is a loss of € 161 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.
7 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group's approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2016 it could have increased fair value by as much as € 1.8 billion or decreased fair value by as much as € 1.0 billion. As of December 31, 2015 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.5 billion.

The changes in sensitive amounts from December 31, 2015 to December 31, 2016 show material reductions to both the positive fair value movement and to the negative fair value movement from using reasonable possible alternatives.

Both these moves are driven by the overall reduction in the Level 3 population in the same period (e.g. Group Level 3 assets down from € 31.6 billion in December 31, 2015 to € 26.3 billion in December 31, 2016), with this largely the result of de-risking, particularly in the Non-Core Operations Unit (Level 3 assets down from € 5 billion in December 31, 2015 to € 1 billion in December 31, 2016).

Our sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for Prudent Valuation[1] purposes. This utilizes exit price analysis performed for the relevant assets and liabilities in the Prudent Valuation assessment. The downside sensitivity may be limited in some cases where the fair value is already demonstrably prudent.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

[1] Prudent Valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalizing valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 575/2013 (CRR), requiring institutions to apply a deduction from CET 1 the amount of any additional value adjustments on all assets measured at fair value calculated in accordance with Article 105(14).

Breakdown of the sensitivity analysis by type of instrument[1]

	Dec 31, 2016		Dec 31, 2015	
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:				
Debt securities	213	137	212	158
Commercial mortgage-backed securities	13	12	12	11
Mortgage and other asset-backed securities	46	40	38	31
Corporate, sovereign and other debt securities	154	85	161	116
Equity securities	116	68	179	105
Derivatives:				
Credit	238	158	489	627
Equity	209	150	183	131
Interest related	429	187	364	147
Foreign Exchange	32	21	17	13
Other	143	92	161	100
Loans:				
Loans	377	227	539	261
Loan commitments	0	0	0	0
Other	0	0	0	0
Total	**1,758**	**1,040**	2,144	1,542

[1] Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principal parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA ('earnings before interest, tax, depreciation and amortization') multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value ('EV') of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

						Dec 31, 2016
	Fair value					
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)		Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:						
Mortgage and other asset backed securities held for trading:						
Commercial mortgage-backed securities	294	0	Price based	Price	0 %	103 %
			Discounted cash flow	Credit spread (bps)	119	2,000
Mortgage- and other asset-backed securities	1,071	0	Price based	Price	0 %	110 %
			Discounted cash flow	Credit spread (bps)	105	2,000
				Recovery rate	0 %	100 %
				Constant default rate	0 %	18 %
				Constant prepayment rate	0 %	29 %
Total mortgage- and other asset-backed securities	1,365	0				
Debt securities and other debt obligations	3,626	1,757	Price based	Price	0 %	169 %
Held for trading	3,373	52	Discounted cash flow	Credit spread (bps)	26	882
Corporate, sovereign and other debt securities	3,373					
Available-for-sale	253					
Designated at fair value	0	1,705				
Equity securities	937	0	Market approach	Price per net asset value	60 %	100 %
Held for trading	274	0		Enterprise value/EBITDA (multiple)	1	12
Available-for-sale	633		Discounted cash flow	Weighted average cost capital	8 %	22 %
Designated at fair value	30					
Loans	7,571	0	Price based	Price	0 %	180 %
Held for trading	4,105	0	Discounted cash flow	Credit spread (bps)	180	4,612
Designated at fair value	980			Constant default rate	0 %	24 %
Available-for-sale	2,486			Recovery rate	25 %	80 %
Loan commitments	0	40	Discounted cash flow	Credit spread (bps)	0	481
				Recovery rate	30 %	99 %
			Loan pricing model	Utilization	0 %	100 %
Other financial instruments	2,974[2]	485[3]	Discounted cash flow	IRR	3 %	24 %
				Repo rate (bps)	178	214
Total non-derivative financial instruments held at fair value	16,474	2,282				

[1] Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2] Other financial assets include € 1.6 billion of other trading assets, € 592 million of other financial assets designated at fair value and € 780 million other financial assets available for sale.
[3] Other financial liabilities include € 444 million of securities sold under repurchase agreements designated at fair value and € 41 million of other financial liabilities designated at fair value.

in € m. (unless stated otherwise)	Fair value		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Dec 31, 2016	
	Assets	Liabilities			Range	
Financial instruments held at fair value:						
Market values from derivative financial instruments:						
Interest rate derivatives	5,587	3,446	Discounted cash flow	Swap rate (bps)	(0)	2,309
				Inflation swap rate	(1) %	16 %
				Constant default rate	0 %	15 %
				Constant prepayment rate	0 %	19 %
			Option pricing model	Inflation volatility	0 %	5 %
				Interest rate volatility	0 %	123 %
				IR - IR correlation	(12) %	99 %
				Hybrid correlation	(50) %	93 %
Credit derivatives	829	1,126	Discounted cash flow	Credit spread (bps)	0	8,427
				Recovery rate	0 %	100 %
			Correlation pricing model	Credit correlation	13 %	85 %
Equity derivatives	1,142	2,098	Option pricing model	Stock volatility	10 %	67 %
				Index volatility	10 %	44 %
				Index - index correlation	73 %	88 %
				Stock - stock correlation	8 %	88 %
				Stock Forwards	0 %	8 %
				Index Forwards	0 %	20 %
FX derivatives	1,654	1,780	Option pricing model	Volatility	(8) %	39 %
Other derivatives	586	(441)[1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	5 %	110 %
				Commodity correlation	(21) %	85 %
Total market values from derivative financial instruments	9,798	8,008				

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

						Dec 31, 2015
	Fair value					
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)		Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:						
Mortgage and other asset backed securities held for trading:						
Commercial mortgage-backed securities	224	0	Price based	Price	0 %	105 %
			Discounted cash flow	Credit spread (bps)	370	1,500
Mortgage- and other asset-backed securities	1,891	0	Price based	Price	0 %	111 %
			Discounted cash flow	Credit spread (bps)	32	2,000
				Recovery rate	0 %	100 %
				Constant default rate	0 %	24 %
				Constant prepayment rate	0 %	51 %
Total mortgage- and other asset-backed securities	2,115	0				
Debt securities and other debt obligations	4,721	1,654	Price based	Price	0 %	230 %
Held for trading	4,229	18	Discounted cash flow	Credit spread (bps)	9	984
Corporate, sovereign and other debt securities	4,229					
Available-for-sale	330					
Designated at fair value	163	1,636				
Equity securities	1,248	0	Market approach	Price per net asset value	70 %	100 %
Held for trading	325	0		Enterprise value/EBITDA (multiple)	1	18
Available-for-sale	901		Discounted cash flow	Weighted average cost capital	8 %	12 %
Designated at fair value	21					
Loans	12,626	0	Price based	Price	0 %	146 %
Held for trading	6,076	0	Discounted cash flow	Credit spread (bps)	103	2,787
Designated at fair value	3,672			Constant default rate	0 %	24 %
Available-for-sale	2,879			Recovery rate	10 %	82 %
Loan commitments	0	84	Discounted cash flow	Credit spread (bps)	5	1,257
				Recovery rate	20 %	75 %
			Loan pricing model	Utilization	0 %	100 %
Other financial instruments	1,394[2]	1,333[3]	Discounted cash flow	IRR	4 %	24 %
				Repo rate (bps)	125	277
Total non-derivative financial instruments held at fair value	22,104	3,071				

[1] Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2] Other financial assets include € 6 million of other trading assets, € 623 million of other financial assets designated at fair value and € 765 million other financial assets available for sale.
[3] Other financial liabilities include € 1.2 billion of securities sold under repurchase agreements designated at fair value and € 84 million of other financial liabilities designated at fair value.

in € m. (unless stated otherwise)	Fair value		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Dec 31, 2015	
	Assets	Liabilities				Range
Financial instruments held at fair value:						
Market values from derivative financial instruments:						
Interest rate derivatives	3,775	2,337	Discounted cash flow	Swap rate (bps)	(20)	915
				Inflation swap rate	0 %	8 %
				Constant default rate	0 %	6 %
				Constant prepayment rate	2 %	19 %
			Option pricing model	Inflation volatility	0 %	8 %
				Interest rate volatility	9 %	176 %
				IR - IR correlation	(25) %	100 %
				Hybrid correlation	(70) %	99 %
Credit derivatives	2,626	1,771	Discounted cash flow	Credit spread (bps)	3	8,526
				Recovery rate	0 %	100 %
			Correlation pricing model	Credit correlation	13 %	89 %
Equity derivatives	695	1,402	Option pricing model	Stock volatility	9 %	89 %
				Index volatility	12 %	85 %
				Index - index correlation	45 %	93 %
				Stock - stock correlation	5 %	93 %
FX derivatives	1,613	1,604	Option pricing model	Volatility	2 %	24 %
Other derivatives	736	(380)[1]	Discounted cash flow	Credit spread (bps)	0	0
			Option pricing model	Index volatility	7 %	36 %
				Commodity correlation	(21) %	90 %
Total market values from derivative financial instruments	9,445	6,733				

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the Level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.The unrealized gains and losses on Level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

in € m.	Dec 31, 2016	Dec 31, 2015
Financial assets held at fair value:		
Trading securities	28	378
Positive market values from derivative financial instruments	1,597	658
Other trading assets	(80)	42
Financial assets designated at fair value through profit or loss	(1)	156
Financial assets available for sale	90	47
Other financial assets at fair value	(6)	0
Total financial assets held at fair value	1,628	1,282
Financial liabilities held at fair value:		
Trading securities	(2)	(0)
Negative market values from derivative financial instruments	(1,001)	(967)
Other trading liabilities	(0)	0
Financial liabilities designated at fair value through profit or loss	59	(134)
Other financial liabilities at fair value	(139)	384
Total financial liabilities held at fair value	(1,082)	(717)
Total	547	565

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2016	2015
Balance, beginning of year	955	973
New trades during the period	454	493
Amortization	(297)	(365)
Matured trades	(158)	(137)
Subsequent move to observability	(39)	(14)
Exchange rate changes	0	5
Balance, end of year	916	955

15 – Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group's financial instruments which are not carried at fair value in the balance sheet and their respective IFRS fair value hierarchy categorization are consistent with those outlined in Note 14 "Financial Instruments carried at Fair Value".

As described in Note 13 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'", the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 "Financial Instruments carried at Fair Value", to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Short-term financial instruments – The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term:

Assets	Liabilities
Cash and central bank balances	Deposits
Interbank balances (w/o central banks)	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

Loans – Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan agreement or credit default swap markets, where available and appropriate.

For retail lending portfolios with a large number of homogenous loans (i.e. German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using own new interest rates on this type of loan. For similar retail lending portfolios outside Germany, the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized loan obligation ("CLO") transactions collateralized with loan portfolios that are similar to the Group's corporate lending portfolio.

Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned – Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction. These products are typically short-term and highly collateralized, therefore the fair value is not significantly different to the carrying value.

Long-term debt and trust preferred securities – Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

Estimated fair value of financial instruments not carried at fair value on the balance sheet[1]

					Dec 31, 2016
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:					
Cash and central bank balances	181,364	181,364	181,364	0	0
Interbank balances (w/o central banks)	11,606	11,606	58	11,548	0
Central bank funds sold and securities purchased under resale agreements	16,287	16,287	0	16,287	0
Securities borrowed	20,081	20,081	0	20,081	0
Loans	408,909	407,834	0	28,703	379,132
Securities held to maturity	3,206	3,305	3,305	0	0
Other financial assets	112,479	112,468	0	112,468	0
Financial liabilities:					
Deposits	550,204	550,402	2,232	548,170	0
Central bank funds purchased and securities sold under repurchase agreements	25,740	25,739	0	25,739	0
Securities loaned	3,598	3,598	0	3,598	0
Other short-term borrowings	17,295	17,289	0	17,268	21
Other financial liabilities	135,273	135,273	1,282	133,991	0
Long-term debt	172,316	171,178	0	161,976	9,201
Trust preferred securities	6,373	6,519	0	6,263	257

in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Dec 31, 2015 Valuation technique unobservable parameters (Level 3)
Financial assets:					
Cash and central bank balances	96,940	96,940	96,940	0	0
Interbank balances (w/o central banks)	12,842	12,842	1,540	11,302	0
Central bank funds sold and securities purchased under resale agreements	22,456	22,456	0	22,456	0
Securities borrowed	33,557	33,557	0	33,557	0
Loans	427,749	426,365	0	30,040	396,325
Securities held to maturity	0	0	0	0	0
Other financial assets	101,901	101,868	0	101,868	0
Financial liabilities:					
Deposits	566,974	566,652	3,638	563,014	0
Central bank funds purchased and securities sold under repurchase agreements	9,803	9,803	0	9,803	0
Securities loaned	3,270	3,270	0	3,270	0
Other short-term borrowings	28,010	28,003	0	28,000	3
Other financial liabilities	149,994	149,994	1,106	148,888	0
Long-term debt	160,016	160,065	0	152,297	7,768
Trust preferred securities	7,020	7,516	0	7,087	430

[1] Amounts generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Loans – The difference between fair value and carrying value arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities – The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

16 – Financial Assets Available for Sale

in € m.	Dec 31, 2016	Dec 31, 2015
Debt securities:		
German government	9,405	18,042
U.S. Treasury and U.S. government agencies	7,652	2,890
U.S. local (municipal) governments	3,261	3,103
Other foreign governments	23,779	34,123
Corporates	6,849	8,922
Other asset-backed securities	84	588
Mortgage-backed securities, including obligations of U.S. federal agencies	17	28
Other debt securities	470	570
Total debt securities	51,516	68,266
Equity securities:		
Equity shares	1,027	1,166
Investment certificates and mutual funds	122	75
Total equity securities	1,149	1,241
Other equity interests	804	974
Loans	2,759	3,102
Total financial assets available for sale	56,228	73,583

Please also refer to Note 7 "Net Gains (Losses) on Financial Assets Available for Sale" of this report.

17 – Financial Instruments Held to Maturity

In the first quarter of 2016, the Group has begun to use the Held to Maturity category to more appropriately present income and capital volatility in the firm's banking book. In addition to managing the firm's existing banking book exposure to interest rates, the new accounting classification will support certain of the Group's asset liability management objectives, e.g. maturity transformation.

The Group reclassified € 3.2 billion of securities held Available for Sale to Held to Maturity investments effective January 4, 2016. All reclassified assets are high quality Government, supranational and agency bonds and are managed by Group Treasury as part of the Group's Strategic Liquidity Reserve.

Carrying values and fair values of financial assets reclassified from Available for Sale to Held to Maturity

	Jan 04, 2016	Dec 31, 2016	
in € m.	Carrying value (CV)	Carrying value (CV)	Fair Value (FV)
Debt securities reclassified:			
G7 Government bonds	432	428	446
Other Government, supranational and agency bonds	2,809	2,778	2,859
Total financial assets reclassified to Held-to-Maturity	3,241	3,206	3,305

18 – Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

The Group holds interests in 92 (2015: 91) associates and 14 (2015: 15) jointly controlled entities. Following the sale of investment in Hua Xia Bank Company, no other individual investments are material to the Group.

Aggregated financial information on the Group's share in associates and joint ventures that are individually immaterial

in € m.	Dec 31, 2016	Dec 31, 2015
Carrying amount of all associates that are individually immaterial to the Group	1,027	1,013
Aggregated amount of the Group's share of profit (loss) from continuing operations	183	177
Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations	0	0
Aggregated amount of the Group's share of other comprehensive income	11	4
Aggregated amount of the Group's share of total comprehensive income	194	181

19 – Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Assets

							Dec 31, 2016
				Amounts not set off on the balance sheet			
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,755	(4,020)	13,735	0	0	(13,719)	16
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,552	0	2,552	0	0	(2,225)	327
Securities borrowed (enforceable)	18,470	0	18,470	0	0	(17,637)	832
Securities borrowed (non-enforceable)	1,611	0	1,611	0	0	(1,555)	56
Financial assets at fair value through profit or loss							
Trading assets	171,520	(477)	171,044	0	(101)	(884)	170,059
Positive market values from derivative financial instruments (enforceable)	592,048	(126,523)	465,525	(386,727)	(51,790)	(9,349)	17,658
Positive market values from derivative financial instruments (non-enforceable)	19,625	0	19,625	0	(2,055)	(1,244)	16,327
Financial assets designated at fair value through profit or loss (enforceable)	95,802	(40,998)	54,804	(2,748)	(928)	(46,670)	4,457
Financial assets designated at fair value through profit or loss (non-enforceable)	32,783	0	32,783	0	0	(21,074)	11,709
Total financial assets at fair value through profit or loss	911,778	(167,998)	743,781	(389,475)	(54,874)	(79,221)	220,211
Loans	408,909	0	408,909	0	(13,039)	(47,703)	348,167
Other assets	153,732	(27,686)	126,045	(39,567)	(589)	(104)	85,786
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,830	(5,314)	3,516	(2,719)	(589)	(104)	104
Remaining assets not subject to netting	275,442	0	275,442	0	(423)	(307)	274,712
Total assets	1,790,249	(199,704)	1,590,546	(429,042)	(68,925)	(162,473)	930,106

[1] Excludes real estate and other non-financial instrument collateral.

Liabilities

							Dec 31, 2016
				Amounts not set off on the balance sheet			
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	550,204	0	550,204	0	0	0	550,204
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	21,209	(4,020)	17,189	0	0	(17,189)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,551	0	8,551	0	0	(8,403)	149
Securities loaned (enforceable)	3,524	0	3,524	0	0	(3,524)	0
Securities loaned (non-enforceable)	75	0	75	0	0	(50)	25
Financial liabilities at fair value through profit or loss							
Trading liabilities	57,902	(873)	57,029	0	0	0	57,029
Negative market values from derivative financial instruments (enforceable)	569,064	(124,325)	444,739	(386,612)	(35,124)	(9,325)	13,678
Negative market values from derivative financial instruments (non-enforceable)	19,119	0	19,119	0	(1,721)	(897)	16,501
Financial liabilities designated at fair value through profit or loss (enforceable)	82,421	(39,031)	43,390	(2,748)	0	(40,642)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	17,694	0	17,694	0	(7,910)	(7,664)	2,120
Total financial liabilities at fair value through profit or loss	746,200	(164,228)	581,971	(389,360)	(44,755)	(58,528)	89,328
Other liabilities	186,896	(31,456)	155,440	(56,679)	(1,298)	0	97,463
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	5,793	(1,200)	4,593	(2,834)	(1,297)	0	463
Remaining liabilities not subject to netting	208,773	0	208,773	0	0	0	208,773
Total liabilities	1,725,431	(199,704)	1,525,727	(446,039)	(46,053)	(87,693)	945,942

Assets

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Amounts not set off on the balance sheet: Impact of Master Netting Agreements	Amounts not set off on the balance sheet: Cash collateral	Amounts not set off on the balance sheet: Financial instrument collateral[1]	Net amount
							Dec 31, 2015
Central bank funds sold and securities purchased under resale agreements (enforceable)	21,309	(5,174)	16,135	0	0	(16,127)	8
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	6,321	0	6,321	0	0	(5,910)	411
Securities borrowed (enforceable)	13,956	0	13,956	0	0	(13,448)	508
Securities borrowed (non-enforceable)	19,601	0	19,601	0	0	(18,583)	1,018
Financial assets at fair value through profit or loss							
Trading assets	196,478	(442)	196,035	0	(12)	(592)	195,431
Positive market values from derivative financial instruments (enforceable)	612,412	(113,977)	498,435	(407,171)	(55,896)	(13,218)	22,150
Positive market values from derivative financial instruments (non-enforceable)	17,159	0	17,159	0	0	0	17,159
Financial assets designated at fair value through profit or loss (enforceable)	86,596	(30,801)	55,796	(2,146)	(1,167)	(44,437)	8,045
Financial assets designated at fair value through profit or loss (non-enforceable)	53,457	0	53,457	0	0	(28,793)	24,664
Total financial assets at fair value through profit or loss	966,102	(145,219)	820,883	(409,317)	(57,075)	(87,041)	267,449
Loans	427,768	(19)	427,749	0	(14,296)	(49,117)	364,335
Other assets	134,742	(16,605)	118,137	(58,478)	(7)	0	59,652
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,272	(5,137)	3,136	(2,461)	0	0	674
Remaining assets not subject to netting	206,348	0	206,348	0	(555)	(549)	205,245
Total assets	1,796,146	(167,016)	1,629,130	(467,795)	(71,933)	(190,775)	898,627

[1] Excludes real estate and other non-financial instrument collateral.

Liabilities

				Amounts not set off on the balance sheet			Dec 31, 2015
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	566,993	(19)	566,974	0	0	0	566,974
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	9,089	(5,135)	3,954	0	0	(3,954)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	5,849	0	5,849	0	0	(5,130)	719
Securities loaned (enforceable)	1,795	0	1,795	0	0	(1,795)	0
Securities loaned (non-enforceable)	1,475	0	1,475	0	0	(951)	524
Financial liabilities at fair value through profit or loss							
Trading liabilities	53,215	(910)	52,304	0	0	0	52,304
Negative market values from derivative financial instruments (enforceable)	588,281	(117,306)	470,975	(403,267)	(53,149)	(14,559)	0
Negative market values from derivative financial instruments (non-enforceable)	23,101	0	23,101	0	0	(2,867)	20,234
Financial liabilities designated at fair value through profit or loss (enforceable)	50,690	(29,929)	20,761	(2,105)	0	(18,657)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	32,612	0	32,612	0	0	(11,077)	21,535
Total financial liabilities at fair value through profit or loss	747,899	(148,145)	599,754	(405,372)	(53,149)	(47,160)	94,073
Other liabilities	188,723	(13,718)	175,005	(68,626)	0	0	106,379
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	8,615	(2,250)	6,365	(6,365)	0	0	0
Remaining liabilities not subject to netting	206,699	0	206,699	0	0	0	206,699
Total liabilities	1,728,522	(167,016)	1,561,506	(473,998)	(53,149)	(58,990)	975,368

The column 'Gross amounts set off on the balance sheet' discloses the amounts offset in accordance with all the criteria described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments".

The column 'Impact of Master Netting Agreements' discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns 'Cash collateral' and 'Financial instrument collateral' disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements or similar agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the 'Other liabilities' and 'Other assets' balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

20 – Loans

Loans by industry classification

in € m.	Dec 31, 2016	Dec 31, 2015[1]
Financial intermediation	49,618	61,739
Manufacturing	29,290	28,131
thereof:		
Basic metals and fabricated metal products	4,027	4,276
Electrical and optical equipment	4,680	3,334
Transport equipment	3,655	3,869
Chemicals and chemical products	3,906	4,077
Machinery and equipment	2,461	2,907
Food products	3,214	2,501
Households (excluding mortgages)	37,093	45,317
Households – mortgages	150,776	154,689
Public sector	15,740	17,244
Wholesale and retail trade	16,744	18,327
Commercial real estate activities	27,369	22,879
Lease financing	561	561
Fund management activities	26,129	26,091
Other	60,223	58,572
thereof:		
Renting of machinery and other business activities	22,298	20,235
Transport, storage and communication	12,005	12,237
Mining and quarrying of energy-producing materials	3,365	4,772
Electricity, gas and water supply	4,369	4,328
Gross loans	413,544	433,549
(Deferred expense)/unearned income	88	772
Loans less (deferred expense)/unearned income	413,455	432,777
Less: Allowance for loan losses	4,546	5,028
Total loans	408,909	427,749

[1] Comparatives have been restated to reflect changes in industry sectors.

21 – Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Breakdown of the movements in the Group's allowance for loan losses

			2016			2015			2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	2,252	2,776	5,028	2,364	2,849	5,212	2,857	2,732	5,589
Provision for loan losses	743	604	1,347	334	548	882	499	631	1,129
Net charge-offs:	(894)	(870)	(1,764)	(482)	(612)	(1,094)	(997)	(512)	(1,509)
Charge-offs	(979)	(972)	(1,951)	(538)	(717)	(1,255)	(1,037)	(613)	(1,650)
Recoveries	85	101	187	56	105	161	40	101	141
Other Changes	(30)	(35)	(65)	36	(8)	28	5	(2)	3
Allowance, end of year	2,071	2,475	4,546	2,252	2,776	5,028	2,364	2,849	5,212

Activity in the Group's allowance for off-balance sheet positions (contingent liabilities and lending commitments)

			2016			2015			2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**144**	**168**	**312**	85	141	226	102	114	216
Provision for off-balance sheet positions	24	12	36	58	16	74	(13)	18	4
Usage	0	0	0	0	0	0	0	0	0
Other changes	(5)	3	(2)	1	10	11	(4)	10	6
Allowance, end of year	**162**	**183**	**346**	144	168	312	85	141	226

22 – Transfers of Financial Assets

The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Where financial assets are not eligible to be derecognized, the transfers are viewed as secured financing transactions, with any consideration received resulting in a corresponding liability. The Group is not entitled to use these financial assets for any other purposes. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

Information on asset types and associated transactions that did not qualify for derecognition

in € m.	Dec 31, 2016	Dec 31, 2015
Carrying amount of transferred assets		
Trading securities not derecognized due to the following transactions:		
Repurchase agreements	30,089	26,752
Securities lending agreements	40,405	51,300
Total return swaps	2,083	2,648
Other	426	642
Total trading securities	**73,003**	81,342
Other trading assets	85	12
Financial assets designated at fair value through profit or loss	0	0
Financial assets available for sale	241	2,192
Loans	68	536
Total	**73,398**	84,082
Carrying amount of associated liabilities	**51,264**	52,717

Information on assets transferred that did not qualify for derecognition where associated liability is recourse only to the transferred assets[1]

		Dec 31, 2016		Dec 31, 2015
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading securities	0	0	300	300
Other trading assets	0	0	0	0
Financial assets available for sale	0	0	1,372[2]	1,372
Loans	0	0	18	19
Total	**0**	**0**	1,690	1,691
Associated liability	0	0	1,460	1,460
Net position	0	0	230	231

[1] Associated liabilities are notes issued by Consolidated Group Sponsored Securitizations.
[2] The Muni Tender Option Bond Trusts program was suspended and the related bonds of € 1.4 billion were sold to a new DB entity DB Munico Ltd.

Carrying value of assets transferred in which the Group still accounts for the asset to the extent of its continuing involvement

in € m.	Dec 31, 2016	Dec 31, 2015
Carrying amount of the original assets transferred:		
Trading securities	0	21
Financial assets available for sale	332	0
Loans	40	96
Carrying amount of the assets continued to be recognized:		
Trading securities	0	21
Financial assets available for sale	263	0
Loans	16	33
Carrying amount of associated liabilities	58	37

The Group could retain some exposure to the future performance of a transferred asset either through new or existing contractual rights and obligations and still be eligible to derecognize the asset. This on-going involvement will be recognized as a new instrument which may be different from the original financial asset that was transferred. Typical transactions include retaining senior notes of non-consolidated securitizations to which originated loans have been transferred; financing arrangements with structured entities to which the Group has sold a portfolio of assets; or sales of assets with credit-contingent swaps. The Group's exposure to such transactions is not considered to be significant as any substantial retention of risks associated with the transferred asset will commonly result in an initial failure to derecognize. Transactions not considered to result in an on-going involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.

The impact on the Group's Balance Sheet of on-going involvement associated with transferred assets derecognized in full:

	Dec 31,2016			Dec 31,2015		
in € m.	Carrying value	Fair value	Maximum Exposure to Loss[1]	Carrying value	Fair value	Maximum Exposure to Loss[1]
Loans:						
Securitization notes	3	3	57	56	56	132
Other	12	12	12	12	12	12
Total Loans	15	15	69	68	68	144
Financial assets held at Fair Value through the P&L:						
Securitization notes	0	0	0	134	134	134
Non-standard Interest Rate, cross-currency or inflation-linked swap	32	32	32	11	11	11
Total Financial assets held at Fair Value through the P&L	32	32	32	145	145	145
Financial assets available for sale:						
Securitization notes	0	0	0	0	0	0
Total Financial assets available for sale	0	0	0	0	0	0
Total financial assets representing on-going involvement	47	47	101	214	214	289
Financial liabilities held at Fair Value through the P&L:						
Non-standard Interest Rate, cross-currency or inflation-linked swap	64	64	0	57	57	0
Total financial liabilities representing on-going involvement	64	64	0	57	57	0

[1] The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments not recognized as liabilities.

The impact on the Group's Statement of Income of on-going involvement associated with transferred assets derecognized in full:

	Dec 31,2016			Dec 31,2015		
in € m.	Year-to-date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to-date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	0	6	0	86	97	0[1]
Non-standard Interest Rate, cross-currency or inflation-linked swap	163	385	0	119	716	0
Net gains/(losses) recognized from on-going involvement in derecognized assets	163	392	0	205	813	0

[1] Typically, sales of assets into securitization vehicles were of assets that were classified as Fair Value through P&L, therefore any gain or loss on disposal is immaterial.

23 – Assets Pledged and Received as Collateral

The Group pledges assets primarily as collateral against secured funding and for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described.

Carrying value of the Group's assets pledged as collateral for liabilities or contingent liabilities[1]

in € m.	Dec 31, 2016	Dec 31, 2015
Financial assets at fair value through profit or loss	49,045	51,904
Financial assets available for sale	16,081	3,554
Loans	73,649	45,776
Other	376	302
Total	**139,150**	101,535

[1] Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities.

Total assets pledged to creditors available for sale or repledge[1]

in € m.	Dec 31, 2016	Dec 31, 2015
Financial assets at fair value through profit or loss	76,335	80,480
Financial assets available for sale	13,814	819
Loans	0	347
Total	**90,149**	81,646

[1] Includes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities.

The Group receives collateral primarily in reverse repurchase agreements, securities lending agreements, derivatives transactions, customer margin loans and other transactions. These transactions are generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or re-pledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. This right is used primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Fair Value of collateral received

in € m.	Dec 31, 2016	Dec 31, 2015
Securities and other financial assets accepted as collateral	260,065	286,032
thereof:		
collateral sold or repledged	217,419	238,236

24 –
Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2015	1,560	2,947	2,379	141	**7,027**
Changes in the group of consolidated companies	8	(37)	(72)	0	**(101)**
Additions	4	153	162	114	**432**
Transfers	(2)	76	181	(129)	**126**
Reclassifications (to)/from "held for sale"	(5)	82	1	(2)	**77**
Disposals	132	267	61	0	**461**
Exchange rate changes	(1)	107	72	6	**184**
Balance as of December 31, 2015	1,432	3,060	2,662	130	**7,284**
Changes in the group of consolidated companies	(0)	24	(1)	0	**23**
Additions	134	199	111	281	**725**
Transfers	35	(4)	144	(171)	**4**
Reclassifications (to)/from "held for sale"	(17)	0	0	(0)	**(17)**
Disposals	67	908	117	(0)	**1,092**
Exchange rate changes	(1)	34	21	1	**55**
Balance as of December 31, 2016	1,516	2,406	2,820	240	**6,982**
Accumulated depreciation and impairment:					
Balance as of January 1, 2015	498	2,121	1,500	0	**4,118**
Changes in the group of consolidated companies	(1)	(31)	(64)	0	**(96)**
Depreciation	35	234	170	0	**439**
Impairment losses	6	16	3	1	**27**
Reversals of impairment losses	0	9	0	0	**9**
Transfers	(3)	21	93	(1)	**109**
Reclassifications (to)/from "held for sale"	(0)	58	7	0	**65**
Disposals	73	239	38	0	**349**
Exchange rate changes	2	86	46	(0)	**134**
Balance as of December 31, 2015	464	2,257	1,716	0	**4,438**
Changes in the group of consolidated companies	(0)	19	(6)	0	**12**
Depreciation	28	226	191	0	**445**
Impairment losses	87[1]	6	0	0	**93**
Reversals of impairment losses	0	(0)	0	0	**0**
Transfers	39	(14)	6	(0)	**30**
Reclassifications (to)/from "held for sale"	(0)	(1)	(1)	0	**(2)**
Disposals	46	803	42	0	**891**
Exchange rate changes	(2)	31	23	0	**52**
Balance as of December 31, 2016	572	1,720	1,886	0	**4,178**
Carrying amount:					
Balance as of December 31, 2015	967	802	946	130	**2,846**
Balance as of December 31, 2016	944	685	934	240	**2,804**

[1] Of which € 86 million were included reflecting an impairment of a single property as a result of impairment testing under IAS 36.102.

Impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 46 million as of December 31, 2016.

Commitments for the acquisition of property and equipment were € 139 million at year-end 2016.

25 – Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group's finance lease arrangements are made under usual terms and conditions.

Net Carrying Value of Leasing Assets Held under finance leases

in € m.	Dec 31, 2016	Dec 31, 2015
Land and buildings	12	14
Furniture and equipment	2	2
Other	0	0
Net carrying value	14	15

Future Minimum Lease Payments Required under the Group's Finance Leases

in € m.	Dec 31, 2016	Dec 31, 2015
Future minimum lease payments:		
Not later than one year	6	6
Later than one year and not later than five years	18	20
Later than five years	67	70
Total future minimum lease payments	91	97
Less: Future interest charges	63	66
Present value of finance lease commitments	28	30
Future minimum lease payments to be received	3	4
Contingent rent recognized in the income statement[1]	0	0

[1] The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

Operating Lease Commitments

The Group leases the majority of its offices and branches under long-term agreements. Most of the lease contracts are made under usual terms and conditions, which means they include options to extend the lease by a defined amount of time, price adjustment clauses and escalation clauses in line with general office rental market conditions. However, the lease agreements do not include any clauses that impose any restriction on the Group's ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The Group has one significant lease contract which contains five options to extend the lease each for a period of five years and there is no purchase option in this specific lease.

Future Minimum Lease Payments Required under the Group's Operating Leases

in € m.	Dec 31, 2016	Dec 31, 2015
Future minimum rental payments:		
Not later than one year	707	773
Later than one year and not later than five years	2,092	2,398
Later than five years	1,093	1,999
Total future minimum rental payments	3,893	5,170
Less: Future minimum rentals to be received	89	91
Net future minimum rental payments	3,804	5,079

The reduction in total future minimum rental payments at year-end 2016 compared to the prior year number also reflect the absence of future lease obligations due to the sale of Maher Terminals Port Elizabeth in the fourth quarter 2016.

As of December 31, 2016, the total future minimum rental payments included € 323 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

In 2016, the rental payments for lease and sublease agreements amounted to € 832 million. This included charges of € 844 million for minimum lease payments and € 6 million for contingent rents as well as € 18 million related to sublease rentals received.

26 – Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2016, and 2015, are shown below by cash-generating units ("CGU"). As of January 1, 2016, the structure of the primary CGUs has been changed, following the reorganization of business operations under a new segment structure. Please refer to Note 4, "Business Segments and Related Information" for more information regarding changes in the presentation of segment disclosures.

Goodwill allocated to cash-generating units

in € m.	Global Markets	Corporate & Investment Banking	Private & Commercial Clients	Wealth Management	Deutsche Asset Management	Postbank	Non-Core Operations Unit[1]	Others	Total
Balance as of January 1, 2015	1,459	1,032	999	506	3,625	1,764	0	134	**9,518**
Goodwill acquired during the year	0	0	0	0	0	0	0	0	**0**
Purchase accounting adjustments	0	0	0	0	0	0	0	0	**0**
Transfers	0	0	0	0	0	0	0	0	**0**
Reclassification from (to) "held for sale"	0	0	0	0	(47)	(1)	0	(138)	**(186)**
Goodwill related to dispositions without being classified as "held for sale"	0	0	0	(1)	0	0	0	0	**(1)**
Impairment losses[2]	(1,568)	(600)	(1,002)	0	0	(1,763)	0	0	**(4,933)**
Exchange rate changes/other	109	87	3	26	262	0	0	5	**492**
Balance as of December 31, 2015	0	519	0	530	3,839	0	0	1	**4,890**
Gross amount of goodwill	2,597	1,513	963	530	3,839	1,763	667	607	**12,479**
Accumulated impairment losses	(2,597)	(994)	(963)	0	0	(1,763)	(667)	(606)	**(7,589)**
Balance as of January 1, 2016	0	519	0	530	3,839	0	0	1	**4,890**
Goodwill acquired during the year	0	0	0	0	0	0	0	0	**0**
Purchase accounting adjustments	0	0	0	0	0	0	0	0	**0**
Transfers	285	0	0	0	(285)	0	0	0	**0**
Reclassification from (to) "held for sale"	0	0	0	0	(12)	0	0	0	**(12)**
Goodwill related to dispositions without being classified as "held for sale"	0	0	0	0	0	0	0	0	**0**
Impairment losses[2]	(285)	0	0	0	(500)	0	0	0	**(785)**
Exchange rate changes/other	0	13	0	33	(37)	0	0	0	**10**
Balance as of December 31, 2016	0	532	0	564	3,006	0	0	1	**4,103**
Gross amount of goodwill	2,953	1,553	998	564	3,506	1,763	669	1	**12,007**
Accumulated impairment losses	(2,953)	(1,021)	(998)	0	(500)	(1,763)	(669)	0	**(7,904)**

[1] Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2] Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement.

In addition to the primary CGUs, the segments GM and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments' primary CGUs. Such goodwill is summarized as "Others" in the table above. The nonintegrated investments in the NCOU consisted of Maher Terminals LLC and Maher Terminals of Canada Corp. These legacy investments have been disposed of during the fourth quarter 2016 and the third quarter 2015, respectively.

In 2016, changes in goodwill mainly included impairments of € 785 million in GM (€ 285 million) and Deutsche AM (€ 500 million). The impairment in GM was the result of a transfer of certain businesses from Deutsche AM to GM in the second quarter 2016. The transfer resulted in the reassignment of € 285 million of goodwill from Deutsche AM based on relative values in accordance with IFRS. The subsequent impairment review of GM led to an impairment loss of € 285 million of the reassigned goodwill. The goodwill impairment in Deutsche AM was recorded in the fourth quarter 2016 in relation to the sale of the Abbey Life business and the formation of a disposal group held for sale. Immediately before its initial classification as a disposal group, the carrying amounts of all assets and liabilities included in the Abbey Life disposal group were measured and recognized in accordance with applicable IFRS. With the sale of Abbey Life to close for an amount lower than its carrying amount, the proportion of Deutsche AM CGU goodwill attributable to the Abbey Life business was not expected to be recovered upon sale of the disposal group. Accordingly, the allocated goodwill amount of € 500 million as well as other intangible assets (value of business acquired, VOBA) of € 515 million included in the disposal group were considered impaired and written-off through Impairment of goodwill and other intangible assets. For more information on the impact from the disposal of the Abbey Life business, please refer to section 'Amortizing Intangible Assets' in this Note as well to Note 27 "Non-Current Assets and Disposal Groups Held for Sale".

In 2015, changes in goodwill (other than those related to exchange rate changes) mainly included impairments of € 4,933 million recorded in the third quarter 2015. These were reported in the former CGUs CB&S (€ 2,168 million) and PBC (€ 2,765 million). Following the re-segmentation of the Group in the first quarter 2016, the impairment amounts were restated to the new segments/CGUs GM/CIB and PW&CC/Postbank, based on the goodwill balances related to these business units prior to the third quarter 2015 impairment. Accordingly, of the impairment amount of € 4,933 million, € 1,568 million were allocated to GM, € 600 million to CIB, € 1,002 million to PCC and € 1,763 million to Postbank. These charges had been the result of the goodwill impairment test conducted in the third quarter 2015. The test was triggered by the further substantiation of our strategy in the third quarter 2015, largely driven by the impact of the then expected higher regulatory capital requirements for both former segments CB&S and PBC as well as the disposal expectations in PBC. In connection with the sale of the Canadian port operations of Maher Terminals, goodwill of € 138 million was allocated to the disposal group classified as held for sale in the first quarter 2015.

In 2014, changes in goodwill included the impairment of € 49 million recorded in the NCOU upon write-off of goodwill related to the nonintegrated investment in Maher Terminals LLC (previously included in the column 'Others' of the above table). The carrying amount of Maher Terminals LLC exceeded its recoverable amount, resulting in an overall impairment loss of € 194 million, which was recorded as impairment of goodwill and other intangible assets. Of that impairment amount, € 49 million was allocated to fully write-off related goodwill and another € 145 million was allocated to other intangible assets included in the CGU (see 'Other Amortizing Intangible Assets' in this Note).

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates", the Group's primary CGUs are as outlined above. "Other" goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill-carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU's fair value less costs of disposal and its value in use.

The annual goodwill impairment test conducted in 2016 did not result in an impairment loss on the Group's primary goodwill-carrying CGUs as the recoverable amounts of these CGUs were higher than the respective carrying amounts.

The Group's further updating of its strategy constituted a trigger event leading to an impairment test in the third quarter 2015. The goodwill impairment test resulted in goodwill impairments totaling € 4,933 million, consisting of € 2,168 million and € 2,765 million in the former CGUs CB&S and PBC, respectively. The impairment in CB&S was mainly driven by changes to the business mix in light of expected higher regulatory capital requirements, leading to a recoverable amount of approximately € 26.1 billion. The impairment in PBC was, in addition to the changed capital requirements, mainly driven by the disposal expectations regarding Hua Xia Bank Co. Ltd. and Postbank, which resulted in a recoverable amount of approximately € 12.3 billion for the CGU.

The recoverable amounts of all remaining primary CGUs, except for those in the NCOU, were substantially in excess of their respective carrying amounts. A triggering event review as of December 31, 2015 confirmed that there was no indication that the remaining goodwill in the primary CGUs was impaired.

A review of the Group's strategy or certain political or global risks for the banking industry such as a return of the European sovereign debt crisis, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group's CGUs and, thus, could result in an impairment of goodwill in the future.

Carrying Amount

The carrying amount of a primary CGU is derived using a capital allocation model. The allocation uses the Group's total equity at the date of valuation, including Additional Tier 1 Notes ("AT1 Notes"), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as Additional equity components in accordance with IFRS. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment as outlined above, and for an add-on adjustment for goodwill attributable to noncontrolling interests.

Within the capital allocation, the shareholder's equity (adjusted for nonintegrated investments) is allocated to the primary CGUs in a two-step process, which is aligned with both the determination of the recoverable amount and the current equity allocation framework of Deutsche Bank. The two step approach works as follows: Allocation of shareholders' equity using a solvency-based key first, until the target CET 1 ratio (CRR/CRD 4 on a fully loaded basis) is met, and then, if applicable, incremental capital allocation to consider the leverage ratio requirements. The solvency-based allocation contains the assignment of intangible assets in line with its regulatory treatment. Further, it comprises equity allocations based on the CGU's relative share of risk-weighted assets, on capital deduction items as well as on regulatory reconciliation items. In the second step, if applicable, the CGUs receive equity allocations based on their pro-rata leverage ratio exposure measure relative to the Group. Additionally, noncontrolling interests (plus the add-on adjustment for goodwill attributable to noncontrolling interests) are considered in the carrying amounts of the respective primary CGUs. The AT1 Notes are allocated to the primary CGUs in proportion to their specific leverage ratio shortfall, with leverage ratio shortfall being a function of the Group's target leverage ratio, the CGU's leverage ratio exposure measure and the allocated CET 1 capital.

The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

Recoverable Amount

The Group determines the recoverable amounts of its primary CGUs on the basis of fair value less costs of disposal (Level 3 of the fair value hierarchy) and employs a discounted cash flow (DCF) model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the fair value of the AT1 Notes, allocated to the primary CGUs consistent to their treatment in the carrying amount.

The DCF model uses earnings projections and respective capitalization assumptions (with capital ratios increasing from current levels to a Common Equity Tier 1 capital ratio being comfortably above 13 % and a leverage ratio of 4.5 % in the medium term, both under fully loaded definitions) based on five-year financial plans, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate of up to 2.8 % (2015: 3.2 %). This is based on projected revenue forecasts of the CGUs as well as expectations for the development of gross domestic product and inflation, and is captured in the terminal value.

Key Assumptions and Sensitivities

Key Assumptions: The DCF value of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity) applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the discount rates.

Primary goodwill-carrying cash-generating units

	Discount rate (post-tax)	
	2016	2015[1]
Corporate & Investment Banking	8.8 %	–
Wealth Management	8.4 %	–
Deutsche Asset Management	9.9 %	–

[1] Comparatives not meaningful as the CGU structure changed in 2016.

Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.

Primary goodwill-carrying cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Wealth Management	- Strategy continuously informed by market trends and developments, including global wealth creation and concentration, digitalization, aging population and transfer to next generation - Expanding business with high net worth and ultra high net worth clients with strong coverage in selected developed and emerging markets - Building out of global discretionary portfolio management and investment advisory solutions - Optimize benefit from home market leadership in Germany, combined with strong organic growth strategy in Asia/Pacific and Americas - Maintained or increased market share in the fragmented competitive landscape - Cost savings in light of operating platform optimization - Targeted investment in platform enhancements, investment solutions and digital capabilities	- Major industry threats, i.e., market and exchange rate volatility, sovereign debt burden, increasing costs from compliance of upcoming regulations - Continued low interest rate environment - Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products, and reduce trading activity - Business/execution risks, i.e., under achievement of net new money targets from market uncertainty, franchise instability, DB reputation, loss of high quality relationship managers - Difficulties in executing organic growth strategies through certain restrictions, e.g., unable to hire relationship managers, longer product development cycle - Cost savings following efficiency gains and expected IT/process improvements are not realized to the extent planned
Deutsche Asset Management	- Deliver strong investment product performance - Expand product suite in growth areas (e.g., alternatives, multi-asset, passive, ESG investment schemes) while rationalizing non-core strategies - Consistent net new money growth leveraging market share leadership in Germany and the rest of Europe through DWS and continued growth in Asia/Pacific and Americas - Diversification of intermediary coverage toward high growth channels, further deepening of core institutional / insurance relationships and deployment of digital solutions to serve new channels - Further efficiency through improved core operating processes, platform optimization and product rationalization - Anticipated margin compression from regulation (MIFID II)	- Challenging market environment and volatility unfavorable to our investment strategies - Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels - Business/execution risks, e.g., under achievement of net new money targets from market uncertainty, loss of high quality client facing employees, lower than expected efficiency gains - Uncertainty around regulation and its potential implications not yet anticipated - Impact of reputational risks from legacy DB litigations
Corporate & Investment Banking	- Optimization of clients perimeter through strategic exits and targeted improvement of returns - Maximizing client driven franchise offering a wide suite of investment banking products in Debt and Equity Origination as well as Advisory combined with Trade, Cash and Security Services in transaction banking - Modest economic recovery in Europe while Americas growth expected to benefit from fiscal stimulus and further rate increases - Debt and Equity Origination business expected to continue to build on the positive momentum from the second half of 2016 - Mitigate regulatory driven Capital increases through portfolio management and re-investing to enhance returns - Cost efficiencies driven by ongoing cost and headcount management	- Market environment remains challenging, particularly in Europe - Increase in political risk from upcoming national elections in Europe and the exit process of the U.K. from the European Union - Strategic portfolio optimization and business perimeter decisions may not generate expected revenue growths and client optimization may have more than expected impact on revenues - Further potential margin compression - Decline in costs expected from strategic activities does not materialize in the planned time frame - Slower than anticipated recovery of the world economy and its impact on trade volumes, interest rates and foreign exchange rates

Sensitivities: In order to test the resilience of the recoverable amount, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that reasonable possible changes in key assumptions could cause impairment losses in CIB, WM and DeAM, for which the recoverable amounts exceeded the respective carrying amounts by 12 % or € 1.5 billion (CIB), 49 % or € 1.3 billion (WM) and 32 % or € 1.8 billion (DeAM).

Change in certain key assumptions to cause the recoverable to equal the carrying amount

Change in Key Assumptions	CIB	DeAM	WM
Discount rate (post tax) increase from/to	8.8 %/9.5 %	9.9 %/11.3 %	8.4 %/11.0 %
Projected future earnings in each period	(9) %	(34) %	(21) %
Long term growth rates	N/M	N/M	N/M

N/M – Not meaningful, as a rate of 0 % would still lead to a recoverable amount in excess of the carrying amount.

Other Intangible Assets

Changes of other intangible assets by asset classes for the years ended December 31, 2016, and 2015

	Purchased intangible assets								Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized					Amortized	
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer-related intangible assets	Value of business acquired	Contract-based intangible assets	Software and other	Total amortized purchased intangible assets	Software	
Cost of acquisition/manufacture:										
Balance as of January 1, 2015	951	441	1,392	1,529	888	720	1,025	4,162	3,715	9,269
Additions	0	0	0	26	0	0	21	47	1,217	1,265
Changes in the group of consolidated companies	0	(3)	(3)	0	0	0	(1)	(1)	(3)	(7)
Disposals	0	0	0	0	0	0	0	0	193	193
Reclassifications from (to) "held for sale"	0	0	0	(42)	0	0	(13)	(55)	0	(55)
Transfers	0	0	0	0	0	0	42	42	(11)	31
Exchange rate changes	110	2	112	45	53	75	39	212	121	446
Balance as of December 31, 2015	1,061	440	1,501	1,559	941	795	1,112	4,407	4,846	10,755
Additions	0	0	0	27	0	0	49	76	1,499	1,575
Changes in the group of consolidated companies	0	0	0	(155)	(806)	0	(13)	(974)	0	(975)
Disposals	0	0	0	1	0	0	148	149	123	272
Reclassifications from (to) "held for sale"	0	0	0	0	0	(747)	(203)	(950)	0	(950)
Transfers	0	0	0	0	0	0	65	65	(29)	36
Exchange rate changes	33	0	33	1	(135)	22	9	(103)	42	(28)
Balance as of December 31, 2016	1,094	440	1,534	1,431	0	70	871	2,372	6,235	10,140
Accumulated amortization and impairment:										
Balance as of January 1, 2015	240	3	243	976	243	343	781	2,343	1,249	3,835
Amortization for the year	0	0	0	87	44	36	45	212	499	710[1]
Changes in the group of consolidated companies	0	(3)	(3)	0	0	0	(1)	(1)	(3)	(7)
Disposals	0	0	0	0	0	0	(1)	(1)	190	189
Reclassifications from (to) "held for sale"	0	0	0	(25)	0	0	(4)	(29)	0	(29)
Impairment losses	0	416	416	397	0	14	16	427	191	1,034[2]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	(1)	0	28	27	(24)	3
Exchange rate changes	28	2	30	41	14	35	29	119	61	210
Balance as of December 31, 2015	268	418	686	1,476	300	429	893	3,098	1,782	5,567
Amortization for the year	0	0	0	39	37	24	36	136	679	815[3]
Changes in the group of consolidated companies	0	0	0	(155)	(808)	0	(15)	(978)	(10)	(988)
Disposals	0	0	0	1	0	0	146	147	99	246
Reclassifications from (to) "held for sale"	0	0	0	0	0	(359)	(94)	(453)	0	(453)
Impairment losses	0	6	6	0	515	0	0	515	60	580[4]
Reversals of impairment losses	0	0	0	0	0	39	10	49	0	49[5]
Transfers	0	0	0	3	0	0	45	48	(20)	28
Exchange rate changes	8	0	8	1	(43)	10	6	(26)	26	7
Balance as of December 31, 2016	276	424	700	1,363	0	65	715	2,143	2,418	5,261
Carrying amount:										
As of December 31, 2015	793	22	815	83	641	367	218	1,309	3,064	5,188
As of December 31, 2016	818	15	833	68	0	5	156	229	3,817	4,879

[1] The € 710 million were included in general and administrative expenses.
[2] Of which € 843 million were included in impairment of goodwill and other intangible assets, consisting of impairments of unamortized trademark intangible assets (€ 416 million) as well as amortized customer-related (€ 397 million), contract-based (€ 14 million) and trademark (€ 16 million) intangible assets.. Furthermore, € 191 million of impairments related to self-developed software, which were recorded in general and administrative expenses.
[3] The € 815 million were included in general and administrative expenses.
[4] Of which € 521 million were included in impairment of goodwill and other intangible assets, consisting of impairments of an unamortized trademark intangible asset (€ 6 million) as well as the write-off of the Value of business acquired (VOBA; € 515 million). Furthermore, € 60 million of impairments related to self-developed software, which were recorded in general and administrative expenses.
[5] € 49 million were recorded as reversal of a prior year's impairment related to the sale of Maher Terminals LLC (NCOU) and are included under impairment of goodwill and other intangible assets.

Amortizing Intangible Assets

In 2016, amortizing other intangible assets decreased by a net € 327 million. Main components of this development included increases due to additions to internally generated intangible assets of € 1.5 billion, which represent the capitalization of expenses incurred in conjunction with the Group's development of own-used software. These were offset by amortization expenses of € 815 million, mostly related to the scheduled asset consumption of self-developed software (€ 679 million), and impairment charges of € 580 million, mainly reflecting the write-off of the value of business acquired (VOBA; € 515 million) as a consequence of the Abbey Life disposal (Deutsche AM). Furthermore, the reassessment of current platform software as well as software under construction, led to the writedown of self-developed software (€ 60 million). In advance of the sale of the NCOU legacy investment in Maher Terminals' Port Elizabeth operation in the fourth quarter 2016, its reclassification to the held-for-sale category in the third quarter 2016 had led to a net reduction of € 497 million in contract-based and trade name other intangible assets.

During 2015, the main changes in amortizing other intangible assets included additions to internally generated intangible assets of € 1.2 billion, which represent the capitalization of expenses incurred in conjunction with the Group's activities related to the development of own-used software. On the other hand and as a result of the reassessment of current platform software as well as software under construction, the Group recorded impairments of self-developed software of € 191 million. On April 27, 2015, Deutsche Bank announced its new strategic roadmap, in which the sale of Postbank is an integral part. The Group's further updating of its new strategy constituted a triggering event upon which goodwill and all other non-financial assets included in the former CGU PBC had to be tested for impairment. The valuation performed in the third quarter 2015 on the new strategic plan resulted in an impairment of the former CGU PBC. After allocation of the impairment to fully write-off the former PBC goodwill (€ 2.8 billion; see section 'Changes in Goodwill' above for its restatement to CGUs under the new segment structure in 2016), an impairment loss of € 837 million related to other intangible assets within the former CGU PBC was recognized (of which € 834 million related to the Postbank CGU), reflecting the change in strategic intent and the expected deconsolidation of Postbank. The impairment was based on a fair value less costs of disposal model (Level 3 of the fair value hierarchy). Of that impairment amount, € 427 million related to amortizing intangible assets, mainly comprising write-offs of customer-related intangible assets (€ 397 million), BHW trademark intangibles (€ 16 million) and contract-based intangible assets (€ 14 million). The remainder was allocated to write-off the unamortizing Postbank trademark intangible asset (€ 410 million; see below).

In 2014, impairments of € 146 million recorded on purchased other intangible assets were largely attributable to Maher Terminals LLC (NCOU; thereof € 116 million on lease rights ('contract-based') and € 29 million on trade mark ('software and others')), following the continued negative outlook for container and business volumes. The impairment of self-developed software of € 48 million was largely a result of the reassessment of current platform software under the OpEx Program.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method.

Useful lives of other amortized intangible assets by asset class

	Useful lives in years
Internally generated intangible assets:	
Software	up to 10
Purchased intangible assets:	
Customer-related intangible assets	up to 20
Contract-based intangible assets	up to 8
Other	up to 80

Unamortized Intangible Assets

Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets, which are deemed to have an indefinite useful life.

In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax DCF-methodology.

Retail investment management agreements: These assets, amounting to € 818 million, relate to the Group's U.S. retail mutual fund business and are allocated to the Deutsche AM CGU. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of the Group's acquisition of Zurich Scudder Investments, Inc. in 2002.

The recoverable amount of the asset of € 818 million was calculated as fair value less costs of disposal using the multi-period excess earnings method and the fair value measurement was categorized as Level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast and the effective fee rate. The discount rates (cost of equity) applied in the calculation were 10.7 % in 2016 and 11.0 % in 2015. The reviews of the valuation for the years 2016 and 2015 neither resulted in any impairment nor a reversal of prior impairments. In 2014, a reversal of impairment of € 84 million was recognized and recorded in impairment of goodwill and other intangible assets in the income statement, mainly due to a positive flows forecast on the back of a strengthening franchise, a favorable asset mix and a decrease in the discount rate.

Trademarks: The other unamortized intangible assets included the Postbank (allocated to CGU Postbank) and the Sal. Oppenheim (allocated to CGU Deutsche AM) trademarks, which were both acquired in 2010. The Postbank trademark was initially recognized in 2010 at € 382 million. In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark increased to € 410 million. The Sal. Oppenheim trademark was recognized at € 27 million. Since both trademarks were expected to generate cash flows for an indefinite period of time, they were classified as unamortized intangible assets. Both trademarks were recorded at fair value at the acquisition date, based on third party valuations. The recoverable amounts were calculated as the fair value less costs of disposal of the trademarks based on the income approach using the relief-from-royalty method. Reflecting the change in strategic intent and the expected deconsolidation of Postbank, the Postbank trademark (€ 410 million) was fully written off in the third quarter 2015. Following a review of the valuation model for the Sal. Oppenheim trademark, a write-down of € 6 million was recorded in the fourth quarter 2015. The discontinuation of its use outside the German market led to a further write-down of € 6 million recorded in the fourth quarter 2016.

27 – Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

in € m.	Dec 31, 2016	Dec 31, 2015
Cash, due and deposits with banks, Central bank funds sold and securities purchased under resale agreements	243	0
Trading assets, Derivatives, Financial assets designated at fair value through P&L	30	0
Financial assets available for sale	29	0
Loans	46	28
Property and equipment	174	43
Other assets	42	3,420
Total assets classified as held for sale	563	3,491
Deposits, Central bank funds purchased and securities sold under resale agreements	570	0
Trading liabilities, Derivatives, Financial liabilities designated at fair value through P&L	29	0
Long-term debt	0	0
Other liabilities	102	37
Total liabilities classified as held for sale	701	37

As of December 31, 2016 and December 31, 2015, unrealized net gains of € 0 million and € 662 million, respectively, relating to non-current assets classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).

Maher Terminals, Port Elizabeth

On April 15, 2016, the Group announced that it had reached an agreement with Macquarie Infrastructure Partners III ("MIP III"), a fund managed by Macquarie Infrastructure and Real Assets ("MIRA"), to sell Maher Terminals USA, LLC ("Maher Terminals"), a multi-user container terminal in Port Elizabeth, New Jersey. Under the transaction, MIP III agreed to acquire 100 % of Maher Terminals, subject to regulatory approvals. Following on from further progress made in the third quarter 2016, as of September 30, 2016, Maher Terminals had been classified as a disposal group held for sale. The reclassification did not result in an impairment loss. Prior to its reclassification, Maher Terminals had been accounted for as a consolidated legacy investment held within the NCOU. The sale was successfully completed on November 16, 2016.

Abbey Life

On September 28, 2016, Deutsche Bank announced that it had reached an agreement with Phoenix Life Holdings Limited ("Phoenix Life"), a subsidiary of Phoenix Group Holdings ("Phoenix Group"), to sell its Abbey Life business (Abbey Life Assurance Company Limited, Abbey Life Trustee Services Limited and Abbey Life Trust Securities Limited) which were held within Deutsche AM. Under the terms of the transaction, Phoenix Life agreed to acquire 100 % of the Abbey Life business for a purchase price, net of certain adjustments, of GBP 933 million (€ 1,087 million, based on year-end exchange rate) and an indemnity protection for up to GBP 175 million covering for a period of up to 8 years for potential outcomes in relation to an impending review by the Financial Conduct Authority (FCA).

The transaction was subject to regulatory approvals including that of the Prudential Regulatory Authority (PRA), as well as to a vote of the shareholders of Phoenix Group and the completion of a rights issue by Phoenix Group to fund the transaction. With Phoenix Group shareholders voting to approve the transaction on October 24, 2016 and the rights issue completed on November 8, 2016, Phoenix Group announced on December 13, 2016 that the PRA had given its consent to the acquisition of Abbey Life. Closing of the transaction has occurred on December 30, 2016. Accordingly, the Abbey Life entities were deconsolidated from the Group's balance sheet at year-end 2016.

With the above requirements fulfilled and prior to the closing date of the transaction, the Abbey Life entities became subject to the held-for-sale accounting rules. Therefore and immediately before its initial classification as held-for-sale, the disposal group, which also contained intangible assets of € 1,015 million (comprised of goodwill of € 500 million allocated from the disposing cash-generating unit Deutsche AM as well as the VOBA of € 515 million (value of business acquired; see Note 26 "Goodwill and Other Intangible Assets")), was initially measured and recognized in accordance with applicable accounting rules. A comparison of the fair value less costs to sell and net assets of the disposal group resulted in an initial impairment of € 1,015 million recorded in Deutsche AM's segment P&L of the fourth quarter 2016 as an Impairment of goodwill and other intangible assets.

Upon closing of the sale, cumulative losses of € 49 million stemming from the termination of the Abbey Life business' cash flow hedge program, which were previously a component of other comprehensive income, were released to profit or loss. This was offset by other income items leading to € 72 million of net positive revenues as a result of the sale. Together with the € 1,015 million intangibles impairment already recognized, in the fourth quarter 2016, the Group recorded an overall pre-tax loss on the transaction of € 943 million.

The sale has a net positive capital impact upon closing of the transaction and has improved Deutsche Bank's Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded) as of December 31, 2016 by approximately 10 basis points. The transaction does not have a material impact on Deutsche Bank's Available Distributable Items.

Sal. Oppenheim's Luxembourg-based asset servicing business

On December 22, 2016, Deutsche Bank announced that it has reached an agreement to sell its fund administration and custody business of Sal. Oppenheim Luxembourg to private bank Hauck & Aufhäuser. Accordingly, the balance sheet of the related business, which is held in Deutsche AM, was classified as a disposal group held for sale. The revaluation of the disposal group resulted in an impairment loss of € 34 million recorded in Other income of the fourth quarter 2016. The completion of the transaction, which comprises the sale of two Luxemburg entities and its staff, is subject to customary closing conditions and regulatory approvals and is expected to close within twelve months.

Disposals in 2016

Division	Disposal	Financial impact[1]	Date of the disposal
Private, Wealth & Commercial Clients	On December 28, 2015, Deutsche Bank had agreed to sell its entire 19.99 % stake in Hua Xia Bank Company Limited ("Hua Xia") to PICC Property and Casualty Company Limited ("PICC Property & Casualty"). Accordingly and as of year-end 2015, the equity method investment in Hua Xia of € 3.3 billion was reclassified to the held-for-sale category. The completion of the transaction was subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission, which granted its approval for PICC Property and Casualty in the fourth quarter 2016 to acquire Deutsche Bank's stake in Hua Xia.	Due to revaluation of the held-for-sale investment and up until its disposal in the fourth quarter 2016, the Group recorded revaluation losses of € 122 million during 2016 on the non-current asset, marking it down to € 3.1 billion. The revaluation losses recorded in other income were largely a result of the decline in the share price of Hua Xia and an adverse exchange rate development. Due to the agreed consideration for the Hua Xia stake, other transaction-related effects partly compensated the decline in the share price. In addition, accumulated other comprehensive income of € 662 million related to the investment was reclassified to the income statement. The overall transaction related net gain in 2016 amounted to € 624 million.	Fourth quarter 2016
Private, Wealth & Commercial Clients	Deutsche Bank completed the previously announced definitive agreement to sell its U.S. Private Client Services (PCS) business to Raymond James Financial, Inc. as of September 6, 2016.	None	Third quarter 2016
Deutsche Asset Management	In August 2015, Deutsche Bank had announced that it has entered into an agreement to sell its Indian asset management business to Pramerica Asset Managers Pvt. Ltd. In March 2016, all regulatory approvals have been obtained and the sale was completed.	None	First quarter 2016.

[1] Impairment losses and reversals of impairment losses are included in Other income.

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2015

Division	Non-current assets and disposal groups held for sale	Financial impact[1]	Additional information
Private,Wealth & Commercial Clients	On December 28, 2015, Deutsche Bank had agreed to sell its entire 19.99 % stake in Hua Xia Bank Company Limited („Hua Xia“) to PICC Property and Casualty Company Limited. Accordingly and as of year-end 2015, the equity method investment in Hua Xia of € 3.3 billion was reclassified to the held-for-sale category.	Prior to its reclassification, Hua Xia had been accounted for as an associate under the equity method of accounting. The revaluation of the equity method investment to its fair value (quoted market price less costs of disposal in an active market (level 1)) resulted in a partial reversal of € 162 million from the initial impairment amount of € 649 million recorded during the third quarter 2015. Accordingly, the net impairment of € 487 million was recorded in former PBC and reported under Net income (loss) from equity method investments. The agreement to sell the stake in Hua Xia combined with the share price development resulted in an overall net loss of € 697 million in total.	Fourth quarter 2015
Private, Wealth & Commercial Clients	In line with the Bank's agenda to focus on strategic priorities, the Group announced that it has entered into a definitive asset purchase agreement to sell its U.S. Private Client Services unit ("PCS") to Raymond James Financial, Inc.	None	Fourth quarter 2015

[1] Impairment losses and reversals of impairment losses are included in Other income.

Disposals in 2015

Division	Disposal	Financial impact[1]	Date of the disposal
Non-Core Operations Unit	In the first quarter 2015, the Group classified its investment in the Fairview Container Terminal in Port of Prince Rupert, Canada, which is a segment of Maher Terminals, a multi-user container terminal operator, as a disposal group held for sale. Under the disposal transaction, DP World, a Dubai-based marine terminal operator, agreed to acquire 100 % of the Fairview Container Terminal for a consideration of € 391 million (CAD 580 million).	None.	Third quarter 2015
Infrastructure	Piecemeal sale of parts of the Group's wholesale banking information technology (IT) infrastructure to Hewlett Packard.	None in 2015.	Second quarter 2015

[1] Impairment losses and reversals of impairment losses are included in Other income.

28 – Other Assets and Other Liabilities

in € m.	Dec 31, 2016	Dec 31, 2015
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	57,924	60,421
Receivables from prime brokerage	9,859	10,575
Pending securities transactions past settlement date	6,409	4,221
Receivables from unsettled regular way trades	30,908	19,722
Total brokerage and securities related receivables	105,100	94,939
Accrued interest receivable	2,433	2,649
Assets held for sale	563	3,491
Other	17,950	17,058
Total other assets	126,045	118,137

in € m.	Dec 31, 2016	Dec 31, 2015
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	70,706	71,161
Payables from prime brokerage	20,155	40,854
Pending securities transactions past settlement date	2,668	3,847
Payables from unsettled regular way trades	28,490	18,776
Total brokerage and securities related payables	122,019	134,637
Accrued interest payable	2,712	2,607
Liabilities held for sale	701	37
Other	30,008	37,725
Total other liabilities	155,440	175,005

For further details on the assets and liabilities held for sale please refer to Note 27 "Non-Current Assets and Disposal Groups Held for Sale".

29 – Deposits

in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest-bearing demand deposits	200,122	192,010
Interest-bearing deposits		
Demand deposits	129,654	153,559
Time deposits	130,299	124,196
Savings deposits	90,129	97,210
Total interest-bearing deposits	350,082	374,964
Total deposits	550,204	566,974

30 – Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Civil Litigations	Regulatory Enforcement	Re-structuring	Mortgage Repurchase Demands	Other[1]	Total
Balance as of January 1, 2015	1,150	422	761	2,448	120	669	880	**6,450**
Changes in the group of consolidated companies	0	0	0	0	0	0	2	**2**
New provisions	316	170	1,296	4,067	688	16	915	**7,468**
Amounts used	301	17	562	2,504	118	123	554	**4,179**
Unused amounts reversed	1	289	112	69	40	231	380	**1,121**
Effects from exchange rate fluctuations/ Unwind of discount	(32)	18	38	119	1	78	39	**261**
Transfers	0	12	(4)	(13)	4	0	21	**20**
Balance as of December 31, 2015	1,132	315	1,418	4,048	656	409	922	**8,900**
Changes in the group of consolidated companies	0	(0)	0	0	(8)	0	(66)	**(74)**
New provisions	213	123	1,192	1,616	535	25	582	**4,286**
Amounts used	213	23	403	82	333	273	545	**1,872**
Unused amounts reversed	37	93	278	34	110	10	131	**693**
Effects from exchange rate fluctuations/ Unwind of discount	(36)	0	12	84	4	13	5	**82**
Transfers	0	(13)	72	(24)	(1)	0	(31)	**3**
Balance as of December 31, 2016	1,059	309	2,014	5,607	741	164	735	**10,629**

[1] For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 21 "Allowance for Credit Losses", in which allowances for credit related off-balance sheet positions are disclosed.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigations or regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 "Restructuring".

Mortgage Repurchase Demands provisions arise out of Deutsche Bank's U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank's U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from purchasers, investors and financial insurers based on alleged material breaches of representations and warranties or to indemnify such persons with respect to losses allegedly caused thereby. Deutsche Bank's general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of December 31, 2016, Deutsche Bank has approximately U.S.$ 847 million of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 173 million (€ 164 million) as of December 31, 2016. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 64 million (€ 61 million) as of December 31, 2016. The net provisions against these demands following deduction of such receivables were U.S.$ 109 million (€ 103 million) as of December 31, 2016.

As of December 31, 2016, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 8.8 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 98.1 billion of loans sold by Deutsche Bank as described above.

Additional mortgage repurchase demands may be made in respect of mortgage loans that Deutsche Bank has sold, but Deutsche Bank cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. The Court held that the repurchase claims, which alleged breaches of contractual representations and warranties pertaining to the loans at issue, accrued as of the closing date of the securitization and, thus, were time-barred under New York's six-year statute of limitations. This and related decisions could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims.

Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions and provisions for bank levies.

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group's experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of December 31, 2016 and December 31, 2015 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of December 31, 2016, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.5 billion for civil litigation matters (December 31, 2015: € 1.4 billion) and € 0.8 billion for regulatory enforcement matters (December 31, 2015: € 1.0 billion). These figures include matters where the Group's potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group's potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA ("Sal. Oppenheim") was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed or settled, claims relating to investments of originally approximately € 330 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 390 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors' decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading in, and various other aspects of, the foreign exchange market. Deutsche Bank is cooperating with these investigations. Relatedly, Deutsche Bank has conducted its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

On October 19, 2016, the U.S. Commodity Futures Trading Commission, Division of Enforcement ("CFTC") issued a letter ("CFTC Letter") notifying Deutsche Bank that the CFTC "is not taking any further action at this time and has closed the investigation of Deutsche Bank" regarding foreign exchange. As is customary, the CFTC Letter states that the CFTC "maintains the discretion to decide to reopen the investigation at any time in the future." The CFTC Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank's foreign exchange trading and practices, which remain pending.

On December 7, 2016, it was announced that Deutsche Bank has reached an agreement with CADE, the Brazilian antitrust enforcement agency, to settle an investigation into conduct in the foreign exchange market by a former Brazil-based Deutsche Bank trader. This has had the effect of bringing to a close CADE's administrative process as far as it relates to Deutsche Bank.

On February 13, 2017, the United States Department of Justice ("DOJ"), Criminal Division, Fraud Section, issued a letter ("DOJ Letter") notifying Deutsche Bank that the DOJ has closed its criminal inquiry "concerning possible violations of federal criminal law in connection with the foreign exchange markets." As is customary, the DOJ Letter states that the DOJ may reopen its inquiry if it obtains additional information or evidence regarding the inquiry. The DOJ Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank's foreign exchange trading and practices, which remain pending.

Investigations conducted by certain other regulatory and law enforcement agencies are ongoing and Deutsche Bank is cooperating with these investigations.

Deutsche Bank also has been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. The complaints in the class actions do not specify the damages sought. On January 28, 2015, the federal court overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then pending. Additional actions have been filed since the court's January 28, 2015 order. There are now four actions pending. The first pending action is a consolidated action brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. Deutsche Bank's motion to dismiss the consolidated action was granted in part and denied in part on September 20, 2016. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants' fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974 (ERISA). The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as "Last Look" and that these orders were later filled at prices less favorable to putative class members (the "Last Look" action). Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. Filed on September 26, 2016, the fourth putative class action (the "Indirect Purchasers" action) tracks the allegations in the consolidated action and asserts that such purported conduct injured "indirect purchasers" of FX instruments. These claims are brought pursuant to the Sherman Act, New York's Donnelly Act, California's Cartwright Act and California's Unfair Competition Law.

On August 24, 2016, the Court granted defendants' motion to dismiss the ERISA action. Plaintiffs in that action filed an appellate brief in the United States Court of Appeals for the Second Circuit on January 9, 2017. On February 14, 2017, the court granted in part and denied in part Deutsche Bank's motion to dismiss the Last Look action. Deutsche Bank moved to dismiss the Indirect Purchasers action on January 24, 2017. Discovery has commenced in the consolidated and Last Look actions. Discovery has not yet commenced in the ERISA and Indirect Purchasers actions.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Interbank Offered Rates Matters. *Regulatory and Law Enforcement Matters.* Deutsche Bank has received requests for information from various regulatory and law enforcement agencies, including various U.S. state attorneys general, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission's investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. This fine has been paid in full and does not form part of the Bank's provisions.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (DFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and DFS and GBP 226.8 million to the FCA. These fines have been paid in full and do not form part of the Bank's provisions, save for U.S.$ 150 million that is payable to the DOJ, subject to court approval (currently scheduled for March 28, 2017), following the sentencing of DB Group Services (UK) Ltd. (an indirectly-held, wholly-owned subsidiary of Deutsche Bank) in connection with its guilty plea to one count of wire fraud. As part of the resolution with the DOJ, Deutsche Bank entered into a Deferred Prosecution Agreement with a three year term pursuant to which it agreed (among other things) to the filing of an Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price fixing in violation of the Sherman Act.

On November 29, 2016, the U.S. Securities and Exchange Commission staff informed Deutsche Bank that it has concluded its IBOR investigation and that it does not intend to recommend an enforcement action by the Commission.

On December 21, 2016, the Swiss Competition Commission, WEKO, formally announced its IBOR-related settlement decisions addressing various banks, including Deutsche Bank AG, relating to EURIBOR and Yen LIBOR. Deutsche Bank will be required to pay a fine of CHF 5.0 million with respect to Yen Libor and approximately CHF 0.4 million for WEKO's fees. Deutsche Bank received full immunity from fines for EURIBOR in return for being the first party to notify such conduct to WEKO. The settlement amount is already fully reflected in the existing litigation provisions.

As reported above, Deutsche Bank is subject to an inquiry by a working group of U.S. state attorneys general in relation to the setting of LIBOR, EURIBOR, and TIBOR. The Bank continues to cooperate with the U.S. state attorneys generals' inquiry.

Other investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further action. The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to seriously prejudice their outcome.

Overview of Civil Litigations. Deutsche Bank is party to 47 civil actions concerning alleged manipulation relating to the setting of various Interbank Offered Rates which are described in the following paragraphs. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All but six of the civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The six civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, one consolidated action concerning Pound Sterling (GBP) LIBOR, one action concerning Swiss franc (CHF) LIBOR, and one action concerning two Singapore Dollar (SGD) benchmark rates, the Singapore Interbank Offered Rate (SIBOR) and the Swap Offer Rate (SOR).

Claims for damages for all 47 of the civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act (CEA), federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO), and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the plaintiffs. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR multidistrict litigation and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. dollar LIBOR. With two exceptions, all of the civil actions concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the "U.S. dollar LIBOR MDL") in the SDNY. In light of the large number of individual cases pending against Deutsche Bank and their similarity, the civil actions included in the U.S. dollar LIBOR MDL are now subsumed under the following general description of the litigation pertaining to all such actions, without disclosure of individual actions except when the circumstances or the resolution of an individual case is material to Deutsche Bank.

Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and December 2016 narrowing their claims, plaintiffs are currently asserting antitrust claims, CEA claims and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs' claims for lack of personal jurisdiction and on statute of limitations grounds, which are currently the subject of additional briefing; further decisions are pending.

On May 23, 2016, the U.S. Court of Appeals for the Second Circuit issued an opinion reinstating antitrust claims against the defendants in the U.S. dollar LIBOR MDL, and remanded to the district court for further consideration. On December 20, 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed.

Discovery is underway in several of the cases, with motions for class certification currently scheduled to be briefed by August 2017.

On January 10, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in Eurodollar futures and options traded on the Chicago Mercantile Exchange (*FTC Capital GmbH* v. *Credit Suisse Group AG*). The settlement amount is already fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement. The settlement agreement is subject to further documentation and approval by the court.

Finally, one of the actions in the U.S. dollar LIBOR MDL has been dismissed in its entirety, including (as to Deutsche Bank and other foreign defendants) on personal jurisdiction grounds, and plaintiffs have filed an appeal to the Second Circuit.

Both of the non-MDL U.S. dollar LIBOR cases have been dismissed. Plaintiffs in the non-MDL case proceeding in the SDNY have moved to amend their complaint, and a decision on that motion is pending. The dismissal of the other non-MDL case, which was proceeding in the U.S. District Court for the Central District of California, was affirmed by the Ninth Circuit in December 2016.

Yen LIBOR and Euroyen TIBOR. On January 24, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle two putative class actions pending in the SDNY alleging manipulation of Yen LIBOR and Euroyen TIBOR (*Laydon* v. *Mizuho Bank, Ltd.* and *Sonterra Capital Master Fund Ltd.* v. *UBS AG*), and withdrew its pending motions to dismiss the *Sonterra* action. (The *Laydon* action has already been subject to decisions by the court on motions to dismiss and is currently in discovery.) The settlement amount is already fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement. The settlement agreement is subject to further documentation and approval by the court.

EURIBOR. On January 24, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle a putative class action pending in the SDNY alleging manipulation of EURIBOR (*Sullivan* v. *Barclays PLC*), and withdrew its pending motions to dismiss the action. The settlement amount is already fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement. The settlement agreement is subject to further documentation and approval by the court.

GBP LIBOR, CHF LIBOR, and SIBOR and SOR. Putative class actions alleging manipulation of Pound Sterling (GBP) LIBOR, Swiss Franc (CHF) LIBOR, and the Singapore Interbank Offered Rate (SIBOR) and Swap Offer Rate (SOR), respectively, are each pending in the SDNY. Each of these actions is the subject of fully briefed motions to dismiss. Decisions are pending.

Bank Bill Swap Rate Claims. On August 16, 2016, a putative class action was filed in the U.S. District Court for the Southern District of New York against Deutsche Bank and other defendants, bringing claims based on alleged collusion and manipulation in connection with the Australian Bank Bill Swap Rate ("BBSW"). The complaint alleges that the defendants, among other things, engaged in money market transactions intended to influence the BBSW fixing, made false BBSW submissions, and used their control over BBSW rules to further the alleged misconduct. Plaintiffs bring suit on behalf of persons and entities that engaged in U.S.-based transactions in BBSW-linked financial instruments from 2003 through the present. An amended complaint was filed on December 16, 2016, and defendants' motions to dismiss have been filed.

Investigations Into Referral Hiring Practices and Certain Business Relationships. Certain regulators and law enforcement authorities in various jurisdictions, including the U.S. Securities and Exchange Commission and the U.S. Department of Justice, are investigating, among other things, Deutsche Bank's compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank's hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of finders and consultants. Deutsche Bank is responding to and continuing to cooperate with these investigations. Certain regulators in other jurisdictions have also been briefed on these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations. Based on the facts currently known, it is not practicable at this time for the Bank to predict the timing of a resolution.

Kaupthing CLN Claims. In June 2012, Kaupthing hf, an Icelandic stock corporation, acting through its winding-up committee, issued Icelandic law claw back claims for approximately € 509 million (plus costs, as well as interest calculated on a damages rate basis and a late payment rate basis) against Deutsche Bank in both Iceland and England. The claims were in relation to leveraged credit linked notes ("CLNs"), referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles ("SPVs") in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claimed to have funded the SPVs and alleged that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claimed that the transactions were voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London (together with the Icelandic proceedings, the "Kaupthing Proceedings"). Deutsche Bank filed a defense in the Icelandic proceedings in late February 2013. In February 2014, proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their joint liquidators served Deutsche Bank with substantively similar claims arising out of the CLN transactions against Deutsche Bank and other defendants in England (the "SPV Proceedings"). The SPVs claimed approximately € 509 million (plus costs, as well as interest), although the amount of that interest claim was less than in Iceland. Deutsche Bank has now reached a settlement of the Kaupthing and SPV Proceedings which has been paid in the first quarter of 2017. The settlement amount is already fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement.

Kirch. The public prosecutor's office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case inter alia with regard to former Deutsche Bank Management Board members. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank's Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch's (and his companies') inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The allegations of the public prosecutor are that the relevant former Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank's litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct, and/or made incorrect statements in such proceedings, respectively.

On April 25, 2016, following the trial before the Munich District Court regarding the main investigation involving Juergen Fitschen and four other former Management Board members, the Munich District Court acquitted all of the accused, as well as the Bank, which was a secondary participant in such proceedings. On April 26, 2016, the public prosecutor filed an appeal. An appeal is limited to a review of legal errors rather than facts. On October 18, 2016, a few weeks after the written judgment was served, the public prosecutor provided notice that it will uphold its appeal only with respect to former Management Board members Juergen Fitschen, Dr. Rolf Breuer and Dr. Josef Ackermann and that it will withdraw its appeal with respect to former Management Board members Dr. Clemens Boersig and Dr. Tessen von Heydebreck for whom the acquittal thereby becomes binding.

The other investigations by the public prosecutor (which also deal with attempted litigation fraud in the Kirch civil proceedings) are ongoing. Deutsche Bank is fully cooperating with the Munich public prosecutor's office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the "KOSPI 200") in the closing auction on November 11, 2010 by approximately 2.7 %, the Korean Financial Supervisory Service ("FSS") commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS' findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor's Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank's subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK's business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor's Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict has been appealed by both the prosecutor and the defendants.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of approximately € 50 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Life Settlements Investigation. U.S. federal law enforcement authorities are investigating Deutsche Bank's historical life settlements business. Issues being examined include the origination and purchase of investments in life insurance assets during the 2005 to 2008 period. Relatedly, the Bank has been conducting its own internal review of its historical life settlement business. The Bank is cooperating with the investigating authorities.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. *Regulatory and Governmental Matters.* Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as "Deutsche Bank"), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Discussions with the U.S. Department of Justice (DOJ) concerning a settlement of potential claims that the DOJ was considering bringing based on its investigation of Deutsche Bank's RMBS origination and securitization activities began with an initial demand of U.S.$ 14 billion on September 12, 2016. On December 23, 2016, Deutsche Bank announced that it reached a settlement-in-principle with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. The settlement became final and was announced by the DOJ on January 17, 2017. Under the settlement, Deutsche Bank paid a civil monetary penalty of U.S.$ 3.1 billion and agreed to provide U.S.$ 4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General seeking information concerning Deutsche Bank's RMBS and CDO businesses from 2002 to 2009. On January 10, 2017, Deutsche Bank and the Maryland Attorney General reached a settlement-in-principle to resolve the matter for U.S.$ 15 million in cash and U.S.$ 80 million in consumer relief (to be allocated from the overall U.S.$ 4.1 billion consumer relief obligation agreed to as part of Deutsche Bank's settlement with the DOJ). The agreement remains subject to completion of settlement documentation.

The Group has recorded provisions with respect to some of the outstanding regulatory investigations but not others. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these regulatory investigations.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Deutsche Bank is a defendant in a class action relating to its role as one of the underwriters of six RMBS offerings issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties recently reached a settlement-in-principle to resolve the matter for a total of U.S.$ 165 million, a portion of which will be paid by the Bank. Deutsche Bank expects that, once the settlement is fully documented, there will be a court approval process that will take several months before the settlement becomes final.

Aozora Bank, Ltd. (Aozora) filed lawsuits against Deutsche Bank entities (among others) asserting fraud and related claims in connection with Aozora's investments in various CDOs, which allegedly declined in value. On January 14, 2015, the court granted the motion of Deutsche Bank AG and its subsidiary Deutsche Bank Securities Inc. to dismiss the action brought against both entities by Aozora relating to a CDO identified as Blue Edge ABS CDO, Ltd. Aozora appealed this decision and on March 31, 2016, the appellate court affirmed the lower court's dismissal. Aozora has not sought a further appeal. Separately, another Deutsche Bank subsidiary, Deutsche Investment Management Americas, Inc., is a defendant, along with UBS AG and affiliates, in an action brought by Aozora relating to a CDO identified as Brooklyn Structured Finance CDO, Ltd. On October 13, 2015, the court denied defendants' motion to dismiss Aozora's claims for fraud and aiding and abetting fraud, and defendants appealed the decision. Oral argument was held on September 14, 2016, and on November 3, 2016, the appellate court reversed the lower court decision and granted defendants' motions to dismiss Aozora's claims. Aozora has not sought a further appeal, and on December 15, 2016, the court entered judgment dismissing the complaint.

Deutsche Bank is a defendant in three actions related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than U.S.$ 189 million in damages against all defendants), (b) Guaranty Bank (alleging no less than U.S.$ 901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging no less than U.S.$ 66 million in damages against all defendants). In separate actions brought by the FDIC as receiver for Colonial Bank and Guaranty Bank, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds. In the case concerning Guaranty Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied and discovery is ongoing. In the case concerning Colonial Bank, a petition for rehearing was denied and on October 6, 2016, defendants filed a petition for certiorari to the U.S. Supreme Court, which was denied on January 9, 2017. On January 18, 2017, a similar appeal in the action brought by the FDIC as receiver for Citizens National Bank and Strategic Capital Bank was also denied.

Residential Funding Company brought a repurchase action against Deutsche Bank for breaches of representations and warranties on loans sold to Residential Funding Company and for indemnification for losses incurred as a result of RMBS-related claims and actions asserted against Residential Funding Company. The complaint did not specify the amount of damages sought. On June 20, 2016, the parties executed a confidential settlement agreement, and on June 24, 2016, the Court dismissed the case with prejudice.

Deutsche Bank recently reached a settlement to resolve claims brought by the Federal Home Loan Bank of San Francisco on two resecuritizations of RMBS certificates for an amount not material to the Bank. Following this settlement and two other previous partial settlements of claims, Deutsche Bank remained a defendant with respect to one RMBS offering, for which Deutsche Bank, as an underwriter, was provided contractual indemnification. On January 23, 2017, a settlement agreement was executed to resolve the claims relating to that RMBS offering. Deutsche Bank expects that the matter will be dismissed shortly.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. The complaint did not specify the amount of damages sought. On April 29, 2016, Deutsche Bank filed a motion to dismiss, which is currently pending.

In June 2014, HSBC, as trustee, brought an action in New York state court against Deutsche Bank to revive a prior action, alleging that Deutsche Bank failed to repurchase mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The revival action was stayed during the pendency of an appeal of the dismissal of a separate action wherein HSBC, as trustee, brought an action against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the same offering. On March 29, 2016, the court dismissed the revival action, and on April 29, 2016, plaintiff filed a notice of appeal.

Deutsche Bank was named as a defendant in a civil action brought by the Charles Schwab Corporation seeking rescission of its purchase of a single Countrywide-issued RMBS certificate. In the fourth quarter of 2015, Bank of America, which indemnified Deutsche Bank in the case, reached an agreement to settle the action with respect to the single certificate at issue for Deutsche Bank. On March 16, 2016, the court finalized the dismissal with prejudice of Deutsche Bank Securities Inc. as a defendant.

On February 18, 2016, Deutsche Bank and Amherst Advisory & Management LLC (Amherst) executed settlement agreements to resolve breach of contract actions relating to five RMBS trusts. On June 30, 2016, the parties executed settlement agreements, amending and restating the agreements the parties signed on February 18, 2016. Following an August 2016 vote by the certificate holders in favor of the settlement, the trustee accepted the settlement agreements and dismissed the actions. On October 17, 2016, the parties filed stipulations of discontinuance with prejudice, which were so-ordered by the court on October 18 and October 19, 2016, thereby resolving the five actions. A portion of the settlement funds paid by Deutsche Bank was reimbursed by a non-party to the litigations.

Deutsche Bank was a defendant in an action brought by Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG) alleging common law and federal securities law claims related to the purchase of RMBS. On October 14, 2016, the parties finalized a settlement to resolve the matter for an amount not material to the Bank. On November 2, 2016, the court so-ordered a stipulation of discontinuance with prejudice, thereby resolving the action.

On February 3, 2016, Lehman Brothers Holding, Inc. (Lehman) instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. On December 29, 2016, Lehman filed its second amended complaint against DB Structured Products, Inc. and MIT alleging damages of approximately U.S.$ 10.3 million.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Trustee Civil Litigation. Deutsche Bank is a defendant in eight separate civil lawsuits brought by various groups of investors concerning its role as trustee of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the Trust Indenture Act of 1939, based on the trustees' alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts. The eight actions include two putative class actions brought by a group of investors, including funds managed by BlackRock Advisors, LLC, PIMCO-Advisors, L.P., and others (the BlackRock Class Actions), one putative class action brought by Royal Park Investments SA/NV, and five individual lawsuits. One of the BlackRock Class Actions is pending in the U.S. District Court for the Southern District of New York in relation to 62 trusts, which allegedly suffered total realized collateral losses of U.S.$ 9.8 billion, although the complaint does not specify a damage amount. On January 23, 2017, the Court granted in part and denied in part the Trustees's motion to dismiss. At a February 2, 2017 conference, the Court dismissed plaintiffs' representations and warranties claims as to 21 trusts whose originators or sponsors had entered bankruptcy. The only claims that remain are for violation of the Trust Indenture Act of 1939 as to some trusts, and breach of contract. Discovery is ongoing. The second BlackRock Class Action is pending in the Superior Court of California in relation to 465 trusts, which allegedly suffered total realized collateral losses of U.S.$ 75.7 billion, although the complaint does not specify a damage amount. The trustees filed a demurrer seeking to dismiss the tort claims asserted by plaintiffs and a motion to strike certain elements of the breach of contract claim, and on October 18, 2016, the court sustained the trustees' demurrer, dismissing the tort claims, but denied the motion to strike. Discovery is ongoing in that action. The putative class action brought by Royal Park Investments SA/NV is pending in the U.S. District Court for the Southern District of New York and concerns ten trusts, which allegedly suffered total realized collateral losses of more than U.S.$ 3.1 billion, although the complaint does not specify a damage amount. Royal Park's class certification motion is fully briefed but has not yet been decided. Discovery is ongoing.

The other five individual lawsuits include actions by (a) the National Credit Union Administration Board ("NCUA"), as an investor in 97 trusts, which allegedly suffered total realized collateral losses of U.S.$ 17.2 billion, although the complaint does not specify a damage amount; (b) certain CDOs (collectively, "Phoenix Light") that hold RMBS certificates issued by 43 RMBS trusts, and seeking over U.S.$ 527 million of damages; (c) the Western and Southern Life Insurance Company and five related entities (collectively "Western & Southern"), as investors in 18 RMBS trusts, against the trustee for 10 of those trusts, which allegedly suffered total realized collateral losses of "tens of millions of dollars in damages," although the complaint does not specify a damage amount; (d) Commerzbank AG, as an investor in 50 RMBS trusts, seeking recovery for alleged "hundreds of millions of dollars in losses;" and (e) IKB International, S.A. in Liquidation and IKB Deutsche Industriebank AG (collectively, "IKB"), as an investor in 37 RMBS trusts, seeking more than U.S.$ 268 million of damages. In the NCUA case, the trustee's motion to dismiss for failure to state a claim is pending and discovery is stayed. In the Phoenix Light case, discovery is ongoing as to the 43 trusts that remain in the case. In the Western & Southern case, the trustee filed its answer to the amended complaint on November 18, 2016, and discovery is ongoing as to the ten trusts that remain in the case. In the Commerzbank case, the trustee's motion to dismiss for failure to state a claim was granted in part and denied in part on February 10, 2017, and discovery is ongoing as to the 50 trusts in the case. In the IKB case, a motion to dismiss was filed on October 5, 2016 and is pending; limited discovery has commenced as to the 34 trusts that remain in the case.

The Group believes a contingent liability exists with respect to these eight cases, but at present the amount of the contingent liability is not reliably estimable.

Postbank Voluntary Public Takeover Offer. On September 12, 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG. On October 7, 2010, the Bank published the official offer document. In its takeover offer, Deutsche Bank offered Postbank shareholders consideration of € 25 for each Postbank share. The takeover offer was accepted for a total of approximately 48.2 million Postbank shares.

In November 2010, a former shareholder of Postbank, Effecten-Spiegel AG, which had accepted the takeover offer, brought a claim against Deutsche Bank alleging that the offer price was too low and was not determined in accordance with the applicable law of the Federal Republic of Germany. The plaintiff alleges that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Deutsche Postbank AG, at the latest, in 2009. The plaintiff avers that, at the latest in 2009, the voting rights of Deutsche Post AG in Deutsche Postbank AG had to be attributed to Deutsche Bank AG pursuant to Section 30 of the German Takeover Act. Based thereon, the plaintiff alleges that the consideration offered by Deutsche Bank AG for the shares in Deutsche Postbank AG in the 2010 voluntary takeover offer needed to be raised to € 57.25 per share.

The Cologne District Court dismissed the claim in 2011 and the Cologne appellate court dismissed the appeal in 2012. The Federal Court set aside the Cologne appellate court's judgment and referred the case back to the appellate court. In its judgment, the Federal Court stated that the appellate court had not sufficiently considered the plaintiff's allegation that Deutsche Bank AG and Deutsche Post AG "acted in concert" in 2009. The Cologne appellate court has scheduled a further hearing for November 8, 2017.

Starting in 2014, additional former shareholders of Deutsche Postbank AG, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank which are pending with the Cologne District Court, and three of these plaintiffs applied for model case proceedings (Musterverfahren) under the German Capital Markets Model Case Act. The Cologne District Court has heard these follow-on matters on January 27, 2017 and announced its intention to publish a decision on April 28, 2017.

In September 2015, former shareholders of Deutsche Postbank AG filed in the Cologne District Court shareholder actions against Deutsche Postbank AG to set aside the squeeze-out resolution taken in the shareholders meeting of Deutsche Postbank AG in August 2015. Among other things, the plaintiffs allege that Deutsche Bank AG was subject to a suspension of voting rights with respect to its shares in Postbank based on the allegation that Deutsche Bank AG failed to make a mandatory takeover offer at a higher price in 2009. The squeeze out is final and the proceeding itself has no reversal effect, but may result in damage payments. The claimants in this proceeding refer to legal arguments similar to those asserted in the Effecten-Spiegel proceeding described above. The Cologne District Court indicated its intention to announce a decision in the spring of 2017.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Precious Metals Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations, and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank's historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is a defendant in two consolidated class action lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. Deutsche Bank has reached agreements to settle both actions, the financial terms of which are not material to Deutsche Bank. The agreements remain subject to final court approval.

In addition, Deutsche Bank is a defendant in Canadian class action proceedings in the province of Ontario concerning gold and in the provinces of Ontario and Quebec concerning silver. Each of the proceedings seeks damages for alleged violations of the Canadian Competition Act and other causes of action.

The Group has recorded provisions with respect to certain of these matters. The Group has not disclosed the amount of these provisions, nor has it disclosed whether it has established provisions with respect to other matters referred above or any contingent liability with respect to any of those matters, because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Russia/UK Equities Trading Investigation. Deutsche Bank has investigated the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. Deutsche Bank's internal investigation of potential violations of law, regulation and policy and into the related internal control environment has concluded, and Deutsche Bank is assessing the findings identified during the investigation; to date it has identified certain violations of Deutsche Bank's policies and deficiencies in Deutsche Bank's control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted.

On January 30 and 31, 2017, the New York State Department of Financial Services (DFS) and UK Financial Conduct Authority (FCA) announced settlements with the Bank related to their investigations into this matter. The settlements conclude the DFS and the FCA's investigations into the bank's anti-money laundering (AML) control function in its investment banking division, including in relation to the equity trading described above. Under the terms of the settlement agreement with the DFS, Deutsche Bank entered into a Consent Order, and agreed to pay civil monetary penalties of U.S.$ 425 million and to engage an independent monitor for a term of up to two years. Under the terms of the settlement agreement with the FCA, Deutsche Bank agreed to pay civil monetary penalties of approximately GBP 163 million. The settlement amounts were already materially reflected in existing litigation reserves.

Deutsche Bank is cooperating with other regulators and law enforcement authorities (including the DOJ and the Federal Reserve), which have their own ongoing investigations into these securities trades. The Group has recorded a provision with respect to these ongoing investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to alleged manipulation of the secondary trading market for SSA bonds. These cases are in their early stages and are in the process of being consolidated.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and former officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. On July 25, 2016, the court issued a decision dismissing all claims as to three of the five offerings at issue, but allowed certain claims relating to the November 2007 and February 2008 offerings to proceed. On November 17, 2016, Plaintiffs moved for class certification as to the November 2007 offering. On December 1, 2016, the Court stayed all proceedings in the action. On January 20, 2017, Plaintiffs amended their motion for class certification to include the February 2008 offering and seek to add an additional individual as a proposed class representative. On February 10, 2017, the Court (i) ordered that Plaintiffs on the November 2007 offering provide proof that they either sold at a loss or held to redemption, and otherwise stayed all proceedings with respect to the November 2007 offering, and (ii) stayed all proceedings with respect to the February 2008 offering pending a decision by the Supreme Court of the United States in *California Public Employees' Retirement System* v. *ANZ Securities* in which the Supreme Court is expected to consider whether the filing of a putative class action serves to toll the three-year time limitation in Section 13 of the Securities Act with respect to the claims of putative class members. A decision is expected before the end of June 2017.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to seriously prejudice its outcome.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015,

Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed to terminate certain employees, not rehire certain former employees and install an independent monitor for one year. In addition, the Federal Reserve Bank of New York ordered certain remedial measures, specifically, the requirement to ensure an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness. The investigations of the U.S. law enforcement agencies (including the DOJ) remain ongoing.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages and have been consolidated in the Southern District of New York.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

31 – Credit related Commitments and Contingent Liabilities

Irrevocable lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party's failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group's irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2016	Dec 31, 2015
Irrevocable lending commitments	166,063	174,549
Contingent liabilities	52,341	57,325
Total	**218,404**	231,874

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent, developed markets for Structured Trade & Export Finance and short- and medium-term Trade Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees are broadly similar due to the fact that most of the ECAs act within the scope of the Organization for Economic Cooperation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks intended to ensure that a fair competition between different exporting nations will take place.

In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. On a selective basis, the Group makes use of such programs. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes Kreditversicherungs-AG acting on behalf of the Federal Republic of Germany, by the Korean Export Credit Agencies (Korea Trade Insurance Corporation and The Export-Import Bank of Korea) acting on behalf of the Republic of Korea or by Chinese Export Credit Agency (China Export & Insurance Corporation (Sinosure)) acting on behalf of the People's Republic of China.

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD), the Single Resolution Fund (SRF) and the German statutory deposit protection amounted to € 280.4 million as of December 31, 2016, and to € 155.5 million as of December 31, 2015.

32 – Other Short-Term Borrowings

in € m.	Dec 31, 2016	Dec 31, 2015
Other short-term borrowings:		
Commercial paper	3,219	9,327
Other	14,076	18,683
Total other short-term borrowings	17,295	28,010

33 – Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2017	Due in 2018	Due in 2019	Due in 2020	Due in 2021	Due after 2021	Total Dec 31, 2016	Total Dec 31, 2015
Senior debt:								
Bonds and notes:								
Fixed rate	18,379	8,402	11,327	7,498	17,112	22,206	84,924	86,255
Floating rate	8,477	4,882	6,876	3,435	5,455	7,956	37,082	38,963
Subordinated debt:								
Bonds and notes:								
Fixed rate	0	70	28	1,096	0	3,688	4,882	4,602
Floating rate	231	70	0	0	0	1,605	1,906	1,811
Other	1,672	29,891	1,870	904	842	8,344	43,523	28,385
Total long-term debt	28,758	43,315	20,102	12,933	23,409	43,799	172,316	160,016

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2016 and 2015.

Trust Preferred Securities[1]

in € m.	Dec 31, 2016	Dec 31, 2015
Fixed rate	5,302	6,067
Floating rate	1,071	953
Total trust preferred securities	6,373	7,020

[1] Perpetual instruments, redeemable at specific future dates at the Group's option.

34 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

					Dec 31, 2016
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	200,122	0	0	0	0
Interest bearing deposits	129,704	147,531	46,176	17,027	11,247
Trading liabilities[1]	57,029	0	0	0	0
Negative market values from derivative financial instruments[1]	463,858	0	0	0	0
Financial liabilities designated at fair value through profit or loss	18,949	38,641	4,343	2,676	6,460
Investment contract liabilities[2]	0	0	592	0	0
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	0	573	737	2,427	856
Central bank funds purchased	353	0	0	0	0
Securities sold under repurchase agreements	19,980	2,401	2,386	715	0
Securities loaned	4,168	11	0	0	0
Other short-term borrowings	13,322	1,995	1,802	0	0
Long-term debt	6	7,462	24,440	118,607	46,812
Trust preferred securities	0	78	2,539	4,361	0
Other financial liabilities	128,400	2,642	583	407	3,246
Off-balance sheet loan commitments	160,099	0	0	0	0
Financial guarantees	20,966	0	0	0	0
Total[4]	1,216,955	201,333	83,599	146,219	68,621

[1] Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within "on demand" which Group's management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.
[2] These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 42 "Insurance and Investment Contracts" for more detail on these contracts.
[3] Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
[4] The balances in the table do not agree to the numbers in the Group's balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

					Dec 31, 2015
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	192,010	0	0	0	0
Interest bearing deposits	153,788	156,710	42,680	15,382	12,004
Trading liabilities[1]	52,303	0	0	0	0
Negative market values from derivative financial instruments[1]	494,076	0	0	0	0
Financial liabilities designated at fair value through profit or loss	18,450	25,067	3,964	4,357	5,985
Investment contract liabilities[2]	0	104	873	1,701	5,843
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	0	556	918	1,908	2,983
Central bank funds purchased	574	0	0	0	0
Securities sold under repurchase agreements	7,498	1,919	519	0	0
Securities loaned	2,818	16	0	1	414
Other short-term borrowings	17,782	2,771	6,865	0	0
Long-term debt	62	16,834	12,414	92,914	52,169
Trust preferred securities	0	831	628	5,772	1,285
Other financial liabilities	146,684	3,791	456	361	36
Off-balance sheet loan commitments	166,236	0	0	0	0
Financial guarantees	19,828	0	0	0	0
Total[4]	1,272,109	208,600	69,317	122,396	80,719

[1] Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within "on demand" which Group's management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods. .

[2] These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 42 "Insurance and Investment Contracts" for more detail on these contracts.

[3] Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

[4] The balances in the table do not agree to the numbers in the Group's balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

Additional Notes

35 – Common Shares

Common Shares

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2015	1,379,273,131	(260,182)	1,379,012,949
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Shares purchased for treasury	0	(326,647,008)	(326,647,008)
Shares sold or distributed from treasury	0	326,532,326	326,532,326
Common shares, December 31, 2015	1,379,273,131	(374,864)	1,378,898,267
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Shares purchased for treasury	0	(355,069,462)	(355,069,462)
Shares sold or distributed from treasury	0	355,240,884	355,240,884
Common shares, December 31, 2016	1,379,273,131	(203,442)	1,379,069,689

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has bought back shares for equity compensation purposes. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities. Treasury stock held as of year-end will mainly be used for future share-based compensation.

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2016, Deutsche Bank AG had authorized but unissued capital of € 1,760,000,000 which may be issued in whole or in part until April 30, 2020. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date
€ 352,000,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company and may be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2020
€ 1,408,000,000	Cash	May be excluded insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company (see Articles of Association Section 4)	April 30, 2020

Conditional Capital

The Management Board is authorized to issue once or more than once, participatory notes that are linked with conversion rights or option rights and/or convertible bonds and/or bonds with warrants. The participatory notes, convertible bonds or bonds with warrants may also be issued by affiliated companies of Deutsche Bank AG. For this purpose share capital was increased conditionally upon exercise of these conversion and/or exchange rights or upon mandatory conversion.

Conditional capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2017
€ 256,000,000	April 30, 2019

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2016, 2015 and 2014, respectively.

	2016[1] (proposed)	2015	2014
Cash dividends declared (in € m.)	393	0	1,034
Cash dividends declared per common share (in €)	0.19	0.00	0.75

[1] Taking into account expected shares to be issued before the Annual General Meeting in May 2017, the dividend per share of € 0.19 paid out of the distributable profit for 2016 contains the pay out of the distributable profit carried forward from 2015 of approximately € 165 million and a dividend of € 0.11 per share from the remaining distributable profit for 2016.

36 – Employee Benefits

Share-Based Compensation Plans

The Group made grants of share-based compensation under the DB Equity Plan. This plan represents a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award.

The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards.

The following table sets forth the basic terms of these share plans.

Grant year(s)	Deutsch Bank Equity Plan	Vesting schedule	Early retirement provisions	Eligibility
2016	Annual Award	1/4: 12 months[1] 1/4: 24 months[1] 1/4: 36 months[1] 1/4: 48 months[1]	Yes	Select employees as annual performance-based compensation
		Or cliff vesting after 54 months[1]	Yes[2]	Members of Management Board or of Senior Management Group
	Retention/New Hire	Individual specification	Yes	Select employees to attract and retain the best talent
	Annual Award – Upfront	Vesting immediately at grant[3]	No	Regulated employees
	Key Position Award (KPA)[4]	Cliff-vesting after 4 years[3]	Yes	Select employees as annual retention
2015/ 2014/ 2013	Annual Award	1/3: 12 months[1] 1/3: 24 months[1] 1/3: 36 months[1]	Yes	Select employees as annual performance-based compensation
		Or cliff vesting after 54 months[1]	Yes[2]	Members of Management Board or of Senior Management Group
	Retention/New Hire	Individual specification	Yes	Select employees to attract and retain the best talent
	Annual Award – Upfront	Vesting immediately at grant[5]	No	Regulated employees
2012/ 2011	Annual Award	1/3: 12 months[6] 1/3: 24 months[6] 1/3: 36 months[6]	Yes	Select employees as annual performance-based compensation
	Retention/New Hire	Individual specification	Yes	Select employees to attract and retain the best talent
	Annual Award – Upfront	Vesting immediately at grant[5]	No	Regulated employees

1 For members of the Management Board or of the Senior Management Group and all other regulated employees a further retention period of six months applies.
2 Early retirement provisions do not apply to members of the Management Board.
3 For all regulated employees share delivery after a further retention period of twelve months.
4 A predefined proportion of the individual's KPA is subject to an additional share price hurdle, meaning this award proportion only vests in the event that the Bank's share price reaches a certain share target price prior to vesting.
5 For members of the Management Board share delivery after a retention period of three years. For all other regulated employees share delivery after a retention period of six months.
6 For members of the Management Board a different schedule applies. For all other regulated employees share delivery after a further retention period of six months.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan ("GSPP"). The GSPP offers employees in specific countries the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the bank matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, about 15,250 staff from 21 countries enrolled in the eighth cycle that began in November 2016.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

The following table shows the outstanding share award units as of the respective dates, which represent a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan.

	Share units (in thousands)	Weighted-average grant date fair value per unit
Balance as of December 31, 2014	52,449	€ 31.60
Balance as of December 31, 2015	53,651	€ 28.18
Balance as of December 31, 2016	90,292	€ 20.22

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 15 million, € 19 million and € 21 million for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016, the grant volume of outstanding share awards was approximately € 1.6 billion. Thereof, € 1.1 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to € 0.5 billion as of December 31, 2016.

In addition to the amounts shown in the table above, approximately 3.4 and 9.4 million shares were issued to plan participants in February and March 2017, resulting from the vesting of DB Equity Plan awards granted in prior years (thereof 0.1 million units for February and 0.1 million units for March 2017 vesting cycles under the cash plan variant of this DB Equity Plan).

Post-employment Benefit Plans

Nature of Plans

The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group's plans are accounted for based on the nature and substance of the plan. Generally, for defined benefit plans the value of a participant's accrued benefit is based on each employee's remuneration and length of service; contributions to defined contribution plans are typically based on a percentage of each employee's remuneration. The rest of this note focuses predominantly on the Group's defined benefit plans.

The Group's defined benefit plans are primarily described on a geographical basis, reflecting differences in the nature and risks of benefits, as well as in the respective regulatory environments. In particular, the requirements set by local regulators can vary significantly and determine the design and financing of the benefit plans to a certain extent. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group's obligations.

					Dec 31, 2016
in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to					
Active plan participants	4,884	791	443	741	6,859
Participants in deferred status	2,139	2,559	560	99	5,357
Participants in payment status	4,955	1,146	545	251	6,897
Total defined benefit obligation	11,978	4,496	1,548	1,091	19,113
Fair value of plan assets	10,975	5,352	1,219	973	18,519
Funding ratio (in %)	92	119	79	89	97

					Dec 31, 2015
in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to					
Active plan participants	4,352	796	436	845	6,429
Participants in deferred status	1,883	2,350	538	196	4,967
Participants in payment status	4,548	1,177	533	300	6,558
Total defined benefit obligation	10,783	4,323	1,507	1,341	17,954
Fair value of plan assets	10,371	5,322	1,182	1,210	18,085
Funding ratio (in %)	96	123	78	90	101

The majority of the Group's defined benefit plan obligations relate to Germany, the United Kingdom and the United States. Within the other countries, the largest obligations relate to Switzerland, Channel Islands and Belgium. In Germany and some continental European countries, post-employment benefits are usually agreed on a collective basis with respective employee works councils or their equivalent. The Group's main pension plans are governed by boards of trustees, fiduciaries or their equivalent.

Post-employment benefits can form an important part of an employee's total remuneration. The Group's approach is that their design shall be attractive to employees in the respective market, but sustainable for the Group to provide over the longer term. At the same time, the Group tries to limit its risks related to provision of such benefits. Consequently the Group has moved to offer defined contribution plans in many locations over recent years.

In the past the Group typically offered pension plans based on final pay prior to retirement. These types of benefits still form a significant part of the pension obligations for participants in deferred and payment status. Currently, in Germany and the United States, the main defined benefit pension plans for active staff are cash account type plans where the Group credits an annual amount to individuals' accounts based on an employee's current salary. Dependent on the plan rules, the accounts increase either at a fixed interest rate or participate in market movements of certain underlying investments to limit the investment risk for the Group. Sometimes, in particular in Germany, there is a guaranteed benefit amount within the plan rules, e.g. payment of at least the amounts contributed. Upon retirement, beneficiaries may usually opt for a lump sum or for conversion of the accumulated account balance into an annuity. This conversion is often based on market conditions and mortality assumptions at retirement. In the United Kingdom, the main defined benefit pension plan was redesigned in 2011 for active employees still eligible to the plan to reduce the overall long-term risk exposure to the Group. In the Netherlands the Group converted the defined benefit plan into a collective defined contribution plan during 2016.

The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group's medical program. The Group's total defined benefit obligation for post-employment medical plans was € 201 million and € 196 million at December 31, 2016 and December 31, 2015, respectively. In combination with the benefit structure, these plans represent limited risk for the Group.

The following amounts of expected benefit payments from the Group's defined benefit plans include benefits attributable to employees' past and estimated future service, and include both amounts paid from the Group's external pension trusts and paid directly by the Group in respect of unfunded plans.

in € m.	Germany	UK	U.S.	Other	Total
Actual benefit payments 2016	403	132	123	76	734
Benefits expected to be paid 2017	406	69	84	66	625
Benefits expected to be paid 2018	417	73	82	64	636
Benefits expected to be paid 2019	436	79	89	63	667
Benefits expected to be paid 2020	453	88	85	62	688
Benefits expected to be paid 2021	468	94	88	64	714
Benefits expected to be paid 2022 – 2026	2,644	601	472	330	4,047
Weighted average duration of defined benefit obligation (in years)	15	23	13	14	16

Multi-employer Plans

In Germany, the Group is a member of the BVV together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the plan. According to legislation in Germany, the employer is ultimately liable for providing the benefits to its employees. An increase in benefits may also arise due to additional obligations to retirees for the effects of inflation. BVV is a multi-employer defined benefit plan. However, in line with industry practice, the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group's current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. According to the BVV's most recent disclosures, there is no current deficit in the plan that may affect the amount of future Group contributions. Furthermore, any plan surplus emerging in the future will be distributed to the plan members, hence it cannot reduce future Group contributions. In June 2016, the BVV's Annual General Meeting approved a reduction in benefits from future contributions for certain groups of employees. Similar to other participating companies, the Group committed to make up for reduced benefit levels by increasing contributions to the BVV from January 1, 2017. A corresponding labor agreement has been signed with the German works council.

The Group's expenses for defined contribution plans also include annual contributions by Deutsche Postbank AG to the pension fund for postal civil servants in Germany. Responsibility for the liability for these benefits lies with the German government.

Governance and Risk

The Group maintains a Pensions Risk Committee to oversee its pension and related risks on a global basis. This Committee meets quarterly, reports directly to the Senior Executive Compensation Committee and is supported by the Pensions Operating Committee.

Within this context, the Group develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the Group related to market developments (e.g., interest rate, credit spread, price inflation), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (e.g., longevity). Especially during and after acquisitions or changes in the external environment (e.g., legislation, taxation), topics such as the general plan design or potential plan amendments are considered. Any plan changes follow a process requiring approval by Group Human Resources. To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk.

In the Group's key pension countries, the Group's largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, interest rates, price inflation and longevity, although these have been partially mitigated through the investment strategy adopted.

Overall, the Group seeks to minimize the impact of pensions on the Group's financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits, regulatory capital and constraints from local funding or accounting requirements. The Group measures its pension risk exposures on a regular basis using specific metrics developed by the Group for this purpose.

Funding

The Group maintains various external pension trusts to fund the majority of its defined benefit plan obligations. The Group's funding policy is to maintain coverage of the defined benefit obligation by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. The Group has also determined that certain plans should remain unfunded, although their funding approach is subject to periodic review, e.g. when local regulations or practices change. Obligations for the Group's unfunded plans are accrued on the balance sheet.

For most of the externally funded defined benefit plans there are local minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group's funding policy. There are some locations, e.g. the United Kingdom, where the trustees and the Bank jointly agree contribution levels. In most countries the Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the broadly fully funded position and the investment strategy adopted in the Group's key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. With reference to the Group's funding policy, the Group considers not re-claiming benefits paid from the Group's assets as an equivalent to making cash contributions into the external pension trusts during the year.

For post-retirement medical plans, the Group accrues for obligations over the period of employment and pays the benefits from Group assets when the benefits become due.

Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. A Group policy provides guidance to local actuaries to ensure consistency globally on setting actuarial assumptions which are finally determined by the Group's Pensions Operating Committee.

The key actuarial assumptions applied in determining the defined benefit obligations at December 31 are presented below in the form of weighted averages.

				Dec 31, 2016				Dec 31, 2015
	Germany	UK	U.S.[1]	Other	Germany	UK	U.S.[1]	Other
Discount rate (in %)	1.7	2.6	4.0	2.3	2.4	3.9	4.2	2.6
Rate of price inflation (in %)	1.7	3.6	2.2	2.0	1.6	3.4	2.3	2.2
Rate of nominal increase in future compensation levels (in %)	2.1	4.6	2.3	2.8	2.1	4.4	2.3	2.5
Rate of nominal increase for pensions in payment (in %)	1.6	3.5	2.2	1.1	1.5	3.3	2.3	1.1
Assumed life expectancy at age 65								
For a male aged 65 at measurement date	19.1	23.4	22.4	22.0	19.0	23.5	21.8	21.6
For a female aged 65 at measurement date	23.2	25.5	23.9	24.5	23.1	25.0	24.0	24.1
For a male aged 45 at measurement date	21.8	25.1	23.9	23.7	21.6	25.1	23.5	23.4
For a female aged 45 at measurement date	25.7	27.4	25.4	26.1	25.6	26.9	25.6	25.8
Mortality tables applied	Richttafeln Heubeck 2005G	SAPS (S2) Light with CMI 2015 projections	RP2014 White-collar with MP2016 projections	Country specific tables	Richttafeln Heubeck 2005G	SAPS (S1) Light with CMI 2015 projections	RP2014 Aggregate with MP 2014 projections	Country specific tables

[1] Cash balance interest crediting rate in line with the 30-year US government bond yield.

For the Group's most significant plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index and data providers and rating agencies – reflecting the timing, amount and currency of the future expected benefit payments for the respective plan. For longer durations where limited bond information is available, reasonable yield curve extrapolation methods are applied using respective actual swap rates and credit spread assumptions. Consistent discount rates are used across all plans in each currency zone, based on the assumption applicable for the Group's largest plan(s) in that zone. For plans in the other countries, the discount rate is based on high quality corporate or government bond yields applicable in the respective currency, as appropriate at each measurement date with a duration broadly consistent with the respective plan's obligations.

The price inflation assumptions in the eurozone and the United Kingdom are set with reference to market measures of inflation based on inflation swap rates in those markets at each measurement date. For other countries, the price inflation assumptions are typically based on long term forecasts by Consensus Economics Inc.

The assumptions for the increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each is set based on the price inflation assumption and reflecting the Group's reward structure or policies in each market, as well as relevant local statutory and plan-specific requirements.

Among other assumptions, mortality assumptions can be significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

in € m.	Germany	UK	U.S.	Other	2016 Total
Change in the present value of the defined benefit obligation:					
Balance, beginning of year	10,783	4,323	1,507	1,341	17,954
Defined benefit cost recognized in Profit & Loss					
Current service cost	190	23	21	62	296
Interest cost	256	151	61	35	503
Past service cost and gain or loss arising from settlements	2	5	0	(39)[1]	(32)
Defined benefit cost recognized in Other Comprehensive Income					
Actuarial gain or loss arising from changes in financial assumptions	1,142	1,251	42	141	2,576
Actuarial gain or loss arising from changes in demographic assumptions	0	4	(6)	(3)	(5)
Actuarial gain or loss arising from experience	2	(66)	0	(3)	(67)
Cash flow and other changes					
Contributions by plan participants	3	0	0	19	22
Benefits paid	(403)	(132)	(123)	(76)	(734)
Payments in respect to settlements	0	0	0	(393)[1]	(393)
Acquisitions/Divestitures	0	(402)[2]	0	0	(402)
Exchange rate changes	0	(661)	46	(8)	(623)
Other[3]	3	0	0	15	18
Balance, end of year	11,978	4,496	1,548	1,091	19,113
thereof:					
Unfunded	4	13	206	123	346
Funded	11,974	4,483	1,342	968	18,767
Change in fair value of plan assets:					
Balance, beginning of year	10,371	5,322	1,182	1,210	18,085
Defined benefit cost recognized in Profit & Loss					
Interest income	249	185	48	32	514
Defined benefit cost recognized in Other Comprehensive Income					
Return from plan assets less interest income	484	1,042	10	97	1,633
Cash flow and other changes					
Contributions by plan participants	3	0	0	19	22
Contributions by the employer	271	22	56	73	422
Benefits paid[4]	(402)	(132)	(110)	(56)	(700)
Payments in respect to settlements	0	0	0	(393)[1]	(393)
Acquisitions/Divestitures	0	(282)[2]	0	0	(282)
Exchange rate changes	0	(804)	36	(19)	(787)
Other[3]	(1)	0	0	12	11
Plan administration costs	0	(1)	(3)	(2)	(6)
Balance, end of year	10,975	5,352	1,219	973	18,519
Funded status, end of year	(1,003)	856	(329)	(118)	(594)
Change in irrecoverable surplus (asset ceiling)					
Balance, beginning of year	0	0	0	0	0
Interest cost	0	0	0	0	0
Changes in irrecoverable surplus	0	0	0	0	0
Exchange rate changes	0	0	0	0	0
Balance, end of year	0	0	0	0	0
Net asset (liability) recognized	(1,003)	856	(329)	(118)	(594)[5]

[1] Converted defined benefit plan into a collective defined contribution plan in the Netherlands.
[2] Abbey Life.
[3] Includes the opening balance of a plan in Belgium for which defined contribution plan accounting was applied before and other smaller plans.
[4] For funded plans only.
[5] Thereof € 934 million recognized in Other assets and € 1,528 million in Other liabilities.

in € m.	Germany	UK	U.S.	Other	2015 Total
Change in the present value of the defined benefit obligation:					
Balance, beginning of year	11,263	4,295	1,375	1,260	18,193
Defined benefit cost recognized in Profit & Loss					
Current service cost	202	30	24	61	317
Interest cost	224	170	58	29	481
Past service cost and gain or loss arising from settlements	4	4	0	1	9
Defined benefit cost recognized in Other Comprehensive Income					
Actuarial gain or loss arising from changes in financial assumptions	(551)	(143)	(39)	(50)	(783)
Actuarial gain or loss arising from changes in demographic assumptions	0	(66)	0	0	(66)
Actuarial gain or loss arising from experience	22	(103)	15	(9)	(75)
Cash flow and other changes					
Contributions by plan participants	3	0	0	13	16
Benefits paid	(383)	(123)	(85)	(69)	(660)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	259	159	54	472
Other[1]	(1)	0	0	51	50
Balance, end of year	10,783	4,323	1,507	1,341	17,954
thereof:					
Unfunded	2	14	203	114	333
Funded	10,781	4,309	1,304	1,227	17,621
Change in fair value of plan assets:					
Balance, beginning of year	10,634	5,095	1,072	1,109	17,910
Defined benefit cost recognized in Profit & Loss					
Interest income	213	201	45	26	485
Defined benefit cost recognized in Other Comprehensive Income					
Return from plan assets less interest income	(463)	(152)	(49)	(41)	(705)
Cash flow and other changes					
Contributions by plan participants	3	0	0	13	16
Contributions by the employer	367	2	64	51	484
Benefits paid[2]	(383)	(122)	(72)	(47)	(624)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	304	124	49	477
Other[1]	0	0	0	51	51
Plan administration costs	0	(6)	(2)	(1)	(9)
Balance, end of year	10,371	5,322	1,182	1,210	18,085
Funded status, end of year	(412)	999	(325)	(131)	131
Change in irrecoverable surplus (asset ceiling)					
Balance, beginning of year	0	0	0	0	0
Interest cost	0	0	0	0	0
Changes in irrecoverable surplus	0	0	0	0	0
Balance, end of year	0	0	0	0	0
Net asset (liability) recognized	(412)	999	(325)	(131)	131[3]

[1] Includes the opening balances of a plan in India for which defined contribution plan accounting was applied before.
[2] For funded plans only.
[3] Thereof € 1,161 million recognized in Other assets and € 1,030 million in Other liabilities.

There are no reimbursement rights for the Group.

Investment Strategy

The Group's investment objective is to protect the Group from adverse impacts of changes in the funding position of its defined benefit pension plans on key financial metrics, with a primary focus on immunizing the plans' IFRS funded status, while taking into account the plans' impact on other metrics, such as regulatory capital and local profit & loss accounts. Investment managers manage pension assets in line with investment mandates or guidelines as agreed with the pension plans' trustees and investment committees.

To achieve the primary objective of immunizing the IFRS funded status of key defined benefit plans, the Group applies a liability driven investment (LDI) approach. Risks from mismatches between fluctuations in the present value of the defined benefit obligations and plan assets due to capital market movements are minimized, subject to balancing relevant trade-offs. This is achieved by allocating plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation. Thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations. For pension plans where a full LDI approach may impact adversely other key financial metrics important to the Group's overall financial position, the Group may deviate from this primary investment strategy. In 2015, the Group decided to adjust temporarily the investment strategy for the German main pension plan assets by reducing the interest rate and credit spread hedges. The Group closely monitors this divergence from the primary investment strategy and has put in place governance mechanisms to ensure a regular review of the deviation from the LDI approach.

Where the desired hedging level for these risks cannot be achieved with physical instruments (i.e. corporate and government bonds), derivatives are employed. Derivative overlays mainly include interest rate, inflation swaps and credit default swaps. Other instruments are also used, such as interest rate futures and options. In practice, a completely hedged approach is impractical, for instance because of insufficient market depth for ultra-long-term corporate bonds, as well as liquidity and cost considerations. Therefore, plan assets contain further asset categories to create long-term return enhancement and diversification benefits such as equity, real estate, high yield bonds or emerging markets bonds.

Plan asset allocation to key asset classes

The following table shows the asset allocation of the Group's funded defined benefit plans to key asset classes, i.e. exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.

Asset amounts in the following table include both "quoted" (i.e. Level 1 assets in accordance with IFRS 13 – amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and "other" (i.e. Level 2 and 3 assets in accordance with IFRS 13) assets.

in € m.	Dec 31, 2016 Germany	UK	U.S.	Other	Total	Dec 31, 2015 Germany[3]	UK	U.S.	Other	Total
Cash and cash equivalents	1,085	115	45	73	1,318	777	138	27	86	1,028
Equity instruments[1]	1,129	634	116	87	1,966	1,027	648	113	272	2,060
Investment-grade bonds[2]										
Government	2,264	1,898	405	166	4,733	3,697	1,918	524	287	6,426
Non-government bonds	5,627	2,272	521	154	8,574	4,271	2,456	400	346	7,473
Non-investment-grade bonds										
Government	166	0	0	45	211	130	0	0	11	141
Non-government bonds	305	70	15	25	415	310	79	8	19	416
Structured products	38	237	65	22	362	35	259	45	12	351
Insurance	1	0	0	27	28	1	0	0	14	15
Alternatives										
Real estate	222	117	0	37	376	200	137	0	39	376
Commodities	6	13	0	0	19	7	7	0	8	22
Private equity	58	0	0	0	58	51	0	0	0	51
Other	667	34	0	330	1,031	641	38	0	100	779
Derivatives (Market Value)										
Interest rate	(614)	133	51	(2)	(432)	(812)	(60)	65	21	(786)
Credit	80	(1)	1	1	81	(11)	0	0	0	(11)
Inflation	0	(197)	0	7	(190)	0	(245)	0	(8)	(253)
Foreign exchange	(59)	2	0	0	(57)	42	(6)	0	2	38
Other	0	25	0	1	26	5	(47)	0	1	(41)
Total fair value of plan assets	**10,975**	**5,352**	**1,219**	**973**	**18,519**	10,371	5,322	1,182	1,210	18,085

1 Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio's benchmark of the UK retirement benefit plans is the MSCI All Countries World Index.
2 Investment-grade means BBB and above. Average credit rating exposure for the Group's main plans is around A.
3 Prior year numbers have been restated due to a refined classification approach for selected plan asset components in Germany.

The following table sets out the Group's funded defined benefit plan assets only invested in "quoted" assets, i.e. Level 1 assets in accordance with IFRS 13.

in € m.	Dec 31, 2016 Germany	UK	U.S.	Other	Total	Dec 31, 2015 Germany[1]	UK	U.S.	Other	Total
Cash and cash equivalents	1,145	115	42	39	1,341	1,241	138	29	68	1,476
Equity instruments	1,066	635	115	78	1,894	984	648	113	272	2,017
Investment-grade bonds										
Government	723	1,893	404	78	3,098	1,898	1,917	522	183	4,520
Non-government bonds	0	0	0	3	3	0	0	0	0	0
Non-investment-grade bonds										
Government	0	0	0	32	32	0	0	0	0	0
Non-government bonds	0	0	0	0	0	0	0	0	0	0
Structured products	0	0	0	0	0	0	259	0	11	270
Insurance	0	0	0	0	0	0	0	0	0	0
Alternatives										
Real estate	0	0	0	0	0	0	0	0	0	0
Commodities	4	0	0	0	4	6	0	0	0	6
Private equity	0	0	0	0	0	0	0	0	0	0
Other	8	0	0	0	8	32	0	0	6	38
Derivatives (Market Value)										
Interest rate	(1)	0	11	0	10	0	0	17	(1)	16
Credit	0	(1)	0	1	0	0	0	0	0	0
Inflation	0	0	0	0	0	0	0	0	0	0
Foreign exchange	0	2	0	0	2	42	(6)	0	2	38
Other	1	0	0	0	1	5	0	0	1	6
Total fair value of quoted plan assets	**2,946**	**2,644**	**572**	**231**	**6,393**	4,208	2,956	681	542	8,387

1 Prior year numbers have been restated due to a refined classification approach for selected plan asset components in Germany.

All the remaining assets are invested in "other" assets, the majority of which are invested in Level 2 assets in accordance with IFRS 13, being primarily investment-grade corporate bonds. A relatively small element overall is in Level 3 assets in accordance with IFRS 13, being primarily real estate, insurance policies and derivative contracts.

The following tables show the asset allocation of the "quoted" and other defined benefit plan assets by key geography in which they are invested.

							Dec 31, 2016
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(54)	112	144	1,062	20	34	1,318
Equity instruments	279	103	847	279	321	137	1,966
Government bonds (investment-grade and above)	738	1,840	447	975	210	523	4,733
Government bonds (non-investment-grade)	1	18	5	13	7	167	211
Non-government bonds (investment-grade and above)	472	1,819	2,458	2,939[1]	763	123	8,574
Non-government bonds (non-investment-grade)	9	50	186	130	28	12	415
Structured products	36	210	66	7	6	37	362
Subtotal	1,481	4,152	4,153	5,405	1,355	1,033	17,579
Share (in %)	8	24	24	31	8	6	100
Other asset categories							940
Fair value of plan assets							18,519

[1] Majority of this amount relates to bonds of French, Italian and Dutch corporate bonds.

							Dec 31, 2015[1]
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(450)	147	81	1,195	26	29	1,028
Equity instruments	270	137	865	282	375	131	2,060
Government bonds (investment-grade and above)	1,842	1,895	549	1,454	225	461	6,426
Government bonds (non-investment-grade)	0	0	0	5	4	132	141
Non-government bonds (investment-grade and above)	427	1,838	2,184	2,081[2]	864	79	7,473
Non-government bonds (non-investment-grade)	19	48	168	140	29	12	416
Structured products	34	219	42	39	16	1	351
Subtotal	2,142	4,284	3,889	5,196	1,539	845	17,895
Share (in %)	12	24	22	29	9	5	100
Other asset categories							190
Fair value of plan assets							18,085

[1] Prior year numbers have been restated due to a refined classification approach for selected plan asset components in Germany.
[2] Majority of this amount relates to bonds of French, Italian and Dutch corporate bonds.

Plan assets at December 31, 2016 include derivative transactions with Group entities with a negative market value of around € 550 million. There is neither a material amount of securities issued by the Group nor other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.

In addition, the Group estimates and allows for uncertain income tax positions which may have an impact on the Group's plan assets. Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different.

Key Risk Sensitivities

The Group's defined benefit obligations are sensitive to changes in capital market conditions and actuarial assumptions. Sensitivities to capital market movements and key assumption changes are presented in the following table. Each market risk factor or assumption is changed in isolation. Sensitivities of the defined benefit obligations are approximated using geometric extrapolation methods based on plan durations for the respective assumption. Duration is a risk measure that indicates the broad sensitivity of the obligations to a change in an underlying assumption and provides a reasonable approximation for small to moderate changes in those assumptions.

For example, the discount rate duration is derived from the change in the defined benefit obligation to a change in the discount rate based on information provided by the local actuaries of the respective plans. The resulting duration is used to estimate the remeasurement liability loss or gain from changes in the discount rate. For other assumptions, a similar approach is used to derive the respective sensitivity results.

For defined benefit pension plans, changes in capital market conditions will impact the plan obligations via actuarial assumptions – mainly discount rate and price inflation rate – as well as the plan assets. Where the Group applies a LDI approach, the Bank's overall exposure to changes is reduced. Consequently, to aid understanding of the Group's risk exposures related to key capital market movements, the net impact of the change in the defined benefit obligations and plan assets due to a change of the related market risk factor or underlying actuarial assumption is shown; for sensitivities to changes in actuarial assumptions that do not impact the plan assets, only the impact on the defined benefit obligations is shown.

Asset-related sensitivities are derived for the Group's major plans by using risk sensitivity factors determined by the Group's Market Risk Management function. These sensitivities are calculated based on information provided by the plans' investment managers and extrapolated linearly to reflect the approximate change of the plan assets' market value in case of a change in the underlying risk factor.

The sensitivities illustrate plausible variations over time in capital market movements and key actuarial assumptions. The Group is not in a position to provide a view on the likelihood of these capital market or assumption changes. While these sensitivities illustrate the overall impact on the funded status of the changes shown, the significance of the impact and the range of reasonable possible alternative assumptions may differ between the different plans that comprise the aggregated results. Even though plan assets and plan obligations are sensitive to similar risk factors, actual changes in plan assets and obligations may not fully offset each other due to imperfect correlations between market risk factors and actuarial assumptions. Caution should be used when extrapolating these sensitivities due to non-linear effects that changes in capital market conditions and key actuarial assumptions may have on the overall funded status. Any management actions that may be taken to mitigate the inherent risks in the post-employment defined benefit plans are not reflected in these sensitivities.

Sensitivity analyses have been refined for discount rates and credits spreads to 50 basis points (100 basis points used previously) to reflect the low level of several key financial assumptions. For consistency, sensitivities shown for December 31, 2015 have been adjusted accordingly.

in € m.			Dec 31, 2016					Dec 31, 2015
	Germany	UK	U.S.	Other	Germany	UK	U.S.	Other
Discount rate (–50 bp):								
(Increase) in DBO	(900)	(500)	(50)	(65)	(775)	(440)	(45)	(105)
Expected increase in plan assets[1]	600	555	35	25	330	515	40	65
Expected net impact on funded status (de-) increase	(300)	55	(15)	(40)	(445)	75	(5)	(40)
Discount rate (+50 bp):								
Decrease in DBO	835	450	40	60	725	395	35	95
Expected (decrease) in plan assets[1]	(600)	(555)	(35)	(25)	(330)	(515)	(40)	(65)
Expected net impact on funded status (de-) increase	235	(105)	5	35	395	(120)	(5)	30
Credit spread (–50 bp):								
(Increase) in DBO	(900)	(500)	(100)	(70)	(775)	(440)	(90)	(110)
Expected increase in plan assets[1]	500	115	25	10	230	125	25	20
Expected net impact on funded status (de-) increase	(400)	(385)	(75)	(60)	(545)	(315)	(65)	(90)
Credit spread (+50 bp):								
Decrease in DBO	835	450	95	65	725	395	85	100
Expected (decrease) in plan assets[1]	(500)	(115)	(25)	(10)	(230)	(125)	(25)	(20)
Expected net impact on funded status (de-) increase	335	335	70	55	495	270	60	80
Rate of price inflation (–50 bp):[2]								
Decrease in DBO	340	395	0	25	305	340	0	50
Expected (decrease) in plan assets[1]	(220)	(350)	0	(15)	(215)	(355)	0	(10)
Expected net impact on funded status (de-) increase	120	45	0	10	90	(15)	0	40
Rate of price inflation (+50 bp):[2]								
(Increase) in DBO	(350)	(435)	0	(30)	(315)	(370)	0	(55)
Expected increase in plan assets[1]	220	350	0	15	215	355	0	10
Expected net impact on funded status (de-) increase	(130)	(85)	0	(15)	(100)	15	0	(45)
Rate of real increase in future compensation levels (–50 bp):								
Decrease in DBO, net impact on funded status	75	25	0	15	70	15	0	15
Rate of real increase in future compensation levels (+50 bp):								
(Increase) in DBO, net impact on funded status	(75)	(25)	0	(15)	(70)	(15)	0	(15)
Longevity improvements by 10 %:[3]								
(Increase) in DBO, net impact on funded status	(305)	(130)	(30)	(15)	(260)	(110)	(25)	(25)

[1] Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the UK, the U.S., Channel Islands, Switzerland and Belgium which cover over 99 % of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation.
[2] Incorporates sensitivity to changes in nominal increase for pensions in payment to the extent linked to the price inflation assumption.
[3] Estimated to be equivalent to an increase of around 1 year in overall life expectancy.

Expected cash flows

The following table shows expected cash flows for post-employment benefits in 2017, including contributions to the Group's external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

in € m.	2017 Total
Expected contributions to	
Defined benefit plan assets	300
BVV	70
Pension fund for Postbank's postal civil servants	90
Other defined contribution plans	310
Expected benefit payments for unfunded defined benefit plans	30
Expected total cash flow related to post-employment benefits	800

Expense of employee benefits

The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2 respectively.

in € m.	2016	2015	2014
Expenses for defined benefit plans:			
Service cost	272	326	296
Net interest cost (income)	(11)	(4)	3
Total expenses defined benefit plans	**261**	322	299
Expenses for defined contribution plans:			
BVV	50	53	51
Pension fund for Postbank's postal civil servants	95	95	97
Other defined contribution plans	284	264	228
Total expenses for defined contribution plans	**429**	412	376
Total expenses for post-employment benefit plans	**690**	734	675
Employer contributions to mandatory German social security pension plan	**237**	231	229
Expenses for share-based payments, equity settled[1]	620	816	860
Expenses for share-based payments, cash settled[1]	3	15	11
Expenses for cash retention plans[1]	487	738	815
Expenses for severance payments[2]	149	184	205

[1] Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group's restructuring expenses.
[2] Excluding the acceleration of expenses for deferred compensation awards not yet amortized.

37 – Income Taxes

in € m.	2016	2015	2014
Current tax expense (benefit):			
Tax expense (benefit) for current year	881	1,385	764
Adjustments for prior years	(23)	277	(12)
Total current tax expense (benefit)	**858**	1,662	752
Deferred tax expense (benefit):			
Origination and reversal of temporary difference, unused tax losses and tax credits	(276)	(378)	644
Effect of changes in tax law and/or tax rate	(3)	140	44
Adjustments for prior years	(33)	(749)	(15)
Total deferred tax expense (benefit)	**(312)**	(987)	673
Total income tax expense (benefit)	**546**	675	1,425

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax expense of € 23 million in 2016, an income tax benefit of € 0.4 million in 2015 and an income tax benefit of € 2 million in 2014.

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 7 million in 2016. In 2015 and 2014 these effects reduced the current tax expense by € 3 million and by € 5 million respectively.

Total deferred tax benefit includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which increased the deferred tax benefit by € 38 million in 2016. In 2015 and 2014 these effects reduced the deferred tax benefit by € 187 million and the deferred tax expense by € 303 million.

Difference between applying German statutory (domestic) income tax rate and actual income tax expense/(benefit)

in € m.	2016	2015	2014
Expected tax expense (benefit) at domestic income tax rate of 31.3 % (31.0 % for 2015 and 2014)	**(254)**	(1,890)	966
Foreign rate differential	(38)	(157)	88
Tax-exempt gains on securities and other income	(599)	(345)	(371)
Loss (income) on equity method investments	(19)	(21)	(93)
Nondeductible expenses	1,074	1,288	649
Impairments of goodwill	250	1,407	0
Changes in recognition and measurement of deferred tax assets[1]	(45)	184	(308)
Effect of changes in tax law and/or tax rate	(3)	140	44
Effect related to share-based payments	66	(5)	78
Effect of policyholder tax	23	0	(2)
Other[1]	91	74	374
Actual income tax expense (benefit)	**546**	675	1,425

[1] Current and deferred tax expense/(benefit) relating to prior years are mainly reflected in the line items "Changes in recognition and measurement of deferred tax assets" and "Other".

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2015 and 2014 "Other" in the preceding table mainly includes the effects of these examinations by the tax authorities.

The outcome of the recent U.S. federal election may result in significant tax policy changes. Tax reform proposals currently under consideration contemplate a significant reduction of tax rates on business income and significant changes to the overall framework for taxation, the scope as well as the application of which to the financial services industry is currently unclear. A reduction in the corporate tax rate may impact the effective tax rate of the Group in future periods. The Group's deferred tax assets may also be impacted and may need to be re-measured. The specific impact on Deutsche Bank's financial condition cannot be determined at this time.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31.3 % for 2016 and 31 % for the years 2015 and 2014.

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital)

in € m.	2016	2015	2014
Actuarial gains/losses related to defined benefit plans	344	(213)	407
Financial assets available for sale:			
Unrealized net gains/losses arising during the period	20	104	(457)
Net gains/losses reclassified to profit or loss	81	10	5
Derivatives hedging variability of cash flows:			
Unrealized net gains/losses arising during the period	(14)	3	(7)
Net gains/losses reclassified to profit or loss	1	(6)	(146)
Other equity movement:			
Unrealized net gains/losses arising during the period	(71)	(90)	(68)
Net gains/losses reclassified to profit or loss	100	(2)	1
Income taxes (charged) credited to other comprehensive income	461	(194)	(265)
Other income taxes (charged) credited to equity	93	72	(21)

Major components of the Group's gross deferred tax assets and liabilities

in € m.	Dec 31, 2016	Dec 31, 2015
Deferred tax assets:		
Unused tax losses	3,931	3,477
Unused tax credits	358	215
Deductible temporary differences:		
Trading activities	7,248	7,748
Property and equipment	458	468
Other assets	1,606	1,640
Securities valuation	80	92
Allowance for loan losses	1,039	982
Other provisions	1,079	1,310
Other liabilities	1,353	1,028
Total deferred tax assets pre offsetting	17,152	16,960
Deferred tax liabilities:		
Taxable temporary differences:		
Trading activities	7,128	7,446
Property and equipment	57	64
Other assets	560	954
Securities valuation	381	523
Allowance for loan losses	29	50
Other provisions	355	351
Other liabilities	462	556
Total deferred tax liabilities pre offsetting	8,972	9,944

Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2016	Dec 31, 2015
Presented as deferred tax assets	8,666	7,762
Presented as deferred tax liabilities	486	746
Net deferred tax assets	8,180	7,016

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2016[1]	Dec 31, 2015[1]
Deductible temporary differences	**1**	(277)
Not expiring	(4,368)	(4,372)
Expiring in subsequent period	(189)	(2)
Expiring after subsequent period	(746)	(1,067)
Unused tax losses	**(5,303)**	(5,441)
Expiring after subsequent period	(13)	(95)
Unused tax credits	**(14)**	(97)

[1] Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2016 and December 31, 2015, the Group recognized deferred tax assets of € 5.8 billion and € 5.0 billion, respectively, that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2016 and December 31, 2015, the Group had temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in joint ventures of € 67 million and € 93 million respectively, in respect of which no deferred tax liabilities were recognized.

38 – Derivatives

Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for sales, market-making and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs and to manage the Group's exposure to risks.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates", all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.

Derivatives held for Sales and Market-Making Purposes

Sales and Market-Making

The majority of the Group's derivatives transactions relate to sales and market-making activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume.

Risk Management

The Group uses derivatives in order to reduce its exposure to market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Fair Value Hedge Accounting

The Group enters into fair value hedges, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

	Dec 31, 2016		Dec 31, 2015	
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as fair value hedges[1]	6,893	1,749	6,764	2,193

[1] In 2016 the Group changed the presentation of the figures from a net presentation (after set-off) to a gross presentation (before set-off). Comparative figures for December 31, 2015 have been adjusted accordingly.

For the years ended December 31, 2016, 2015 and 2014, a loss of € 0.6 billion, a loss of € 1.1 billion and a gain of € 1.0 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were a gain of € 1.0 billion, a gain of € 1.0 billion and a loss of € 1.3 billion.

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps and equity index swaps, in order to protect itself against exposure to variability in interest rates and equities.

	Dec 31, 2016		Dec 31, 2015	
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as cash flow hedges	242	0	239	0

Periods when hedged cash flows are expected to occur and when they are expected to affect the income statement

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2016				
Cash inflows from assets	33	34	5	0
Cash outflows from liabilities	0	0	0	0
Net cash flows 2016	33	34	5	0
As of December 31, 2015				
Cash inflows from assets	32	49	0	0
Cash outflows from liabilities	(20)	(33)	(26)	(15)
Net cash flows 2015	12	16	(26)	(15)

Cash Flow Hedge Balances

in € m.	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Reported in Equity[1]	198	138	118
thereof relates to terminated programs	0	(14)	(15)
Gains (losses) posted to equity for the year ended	62	1	(6)
Gains (losses) removed from equity for the year ended	2	(20)	(339)
Ineffectiveness recorded within P&L	(17)	(1)	(3)

[1] Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

As of December 31, 2016 the longest term cash flow hedge matures in 2021.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

	Dec 31, 2016		Dec 31, 2015	
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as net investment hedges	286	4,076	226	5,379

For the years ended December 31, 2016, 2015 and 2014, losses of € 437 million, € 425 million and € 357 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

39 – Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include:

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates and their respective subsidiaries, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24.

Compensation expense of key management personnel

in € m.	2016	2015	2014
Short-term employee benefits	40	31	26
Post-employment benefits	9	6	4
Other long-term benefits	7	11	7
Termination benefits	0	20	0
Share-based payment	12	15	5
Total	68	83	42

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1.1 million as of December 31, 2016, € 1.1 million as of December 31, 2015 and € 1.1 million as of December 31, 2014.

Among the Group's transactions with key management personnel as of December 31, 2016 were loans and commitments of € 49 million and deposits of € 7 million. As of December 31, 2015, the Group's transactions with key management personnel were loans and commitments of € 11 million and deposits of € 8 million.

In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.

Loans

in € m.	2016	2015
Loans outstanding, beginning of year	396	321
Movement in loans during the period[1]	(86)	89
Changes in the group of consolidated companies	0	(31)
Exchange rate changes/other	(13)	18
Loans outstanding, end of year[2]	297	396
Other credit risk related transactions:		
Allowance for loan losses	0	1
Provision for loan losses	0	0
Guarantees and commitments	62	263

[1] Net impact of loans issued and loans repayment during the year is shown as "Movement in loans during the period".
[2] Loans past due were € 7 million as of December 31, 2016 and € 4 million as of December 31, 2015. For the above loans the Group held collateral of € 22 million and € 69 million as of December 31, 2016 and December 31, 2015, respectively.

Deposits

in € m.	2016	2015
Deposits outstanding, beginning of year	162	128
Movement in deposits during the period[1]	(74)	31
Changes in the group of consolidated companies	0	(0)
Exchange rate changes/other	(1)	2
Deposits outstanding, end of year	87	162

[1] Net impact of deposits received and deposits repaid during the year is shown as "Movement in deposits during the period".

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 8 million as of December 31, 2016 and € 32 million as of December 31, 2015. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 0 million as of December 31, 2016 and € 0 million as of December 31, 2015.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities.

Transactions with related party pension plans

in € m.	2016	2015
Equity shares issued by the Group held in plan assets	0	0
Other assets	0	0
Fees paid from plan assets to asset managers of the Group	22	41
Market value of derivatives with a counterparty of the Group	(547)	(793)
Notional amount of derivatives with a counterparty of the Group	8,755	10,516

40 – Information on Subsidiaries

Composition of the Group

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

The Group consists of 938 (2015: 1,217) consolidated entities, thereof 349 (2015: 545) consolidated structured entities. 678 (2015: 796) of the entities controlled by the Group are directly or indirectly held by the Group at 100 % of the ownership interests (share of capital). Third parties also hold ownership interests in 260 (2015: 421) of the consolidated entities (noncontrolling interests). As of December 31, 2015 and 2016, the noncontrolling interests are neither individually nor cumulatively material to the Group.

Significant restrictions to access or use the Group's assets

Statutory, contractual or regulatory requirements as well as protective rights of noncontrolling interests might restrict the ability of the Group to access and transfer assets freely to or from other entities within the Group and to settle liabilities of the Group.

Since the Group did not have any material noncontrolling interests at the balance sheet date, any protective rights associated with these did not give rise to significant restrictions.

The following restrictions impact the Group's ability to use assets:

- The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities.
- The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities.
- Regulatory and central bank requirements or local corporate laws may restrict the Group's ability to transfer assets to or from other entities within the Group in certain jurisdictions.

Restricted assets

	Dec 31, 2016		Dec 31, 2015	
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	163,292	1,314	78,263	2,190
Financial assets at fair value through profit or loss	743,781	54,711	820,883	79,222
Financial assets available for sale	56,228	19,870	73,583	11,046
Loans	408,909	74,172	427,749	46,352
Other	218,336	7,693	239,441	9,294
Total	**1,590,546**	**157,760**	1,629,130	148,105

The table above excludes assets that are not encumbered at an individual entity level but which may be subject to restrictions in terms of their transferability within the Group. Such restrictions may be based on local connected lending requirements or similar regulatory restrictions. In this situation, it is not feasible to identify individual balance sheet items that cannot be transferred. This is also the case for regulatory minimum liquidity requirements. The Group identifies the volume of liquidity reserves in excess of local stress liquidity outflows. The aggregate amount of such liquidity reserves that are considered restricted for this purpose is € 37.4 billion as of December 31, 2016 (as of December 31, 2015: € 19.7 billion).

41 – Structured Entities

Nature, purpose and extent of the Group's interests in structured entities

The Group engages in various business activities with structured entities which are designed to achieve a specific business purpose. A structured entity is one that has been set up so that any voting rights or similar rights are not the dominant factor in deciding who controls the entity. An example is when voting rights relate only to administrative tasks and the relevant activities are directed by contractual arrangements.

A structured entity often has some or all of the following features or attributes:

- Restricted activities;
- A narrow and well defined objective;
- Insufficient equity to permit the structured entity to finance its activities without subordinated financial support;
- Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

The principal uses of structured entities are to provide clients with access to specific portfolios of assets and to provide market liquidity for clients through securitizing financial assets. Structured entities may be established as corporations, trusts or partnerships. Structured entities generally finance the purchase of assets by issuing debt and equity securities that are collateralized by and/or indexed to the assets held by the structured entities. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.

Structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicate that the structured entities are controlled by the Group, as discussed in Note 1 "Significant Accounting Policies and Critical Accounting Estimates".

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities.

Securitization vehicles
The Group uses securitization vehicles for funding purchase of diversified pool of assets. The Group provides financial support to these entities in the form of liquidity facility. As of December 31, 2016 and December 31, 2015, there were outstanding loan commitments to these entities for € 3 million and € 251 million respectively.

Funds
The Group may provide funding and liquidity facility or guarantees to funds consolidated by the group. As of December 31, 2016 and December 31, 2015 notional value of the liquidity facilities and guarantees provided by the group to such funds was € 11.3 billion and € 13.4 billion.

Unconsolidated structured entities

These are entities which are not consolidated because the Group does not control them through voting rights, contract, funding agreements, or other means. The extent of the Group's interests to unconsolidated structured entities will vary depending on the type of structured entities.

Below is a description of the Group's involvements in unconsolidated structured entities by type.

Repackaging and investment entities
Repackaging and investment entities are established to meet clients' investment needs through the combination of securities and derivatives. These entities are not consolidated by the Group because the Group does not have power to influence the returns obtained from the entities. These entities are usually set up to provide a certain investment return pre-agreed with the investor, and the Group is not able to change the investment strategy or return during the life of the transaction.

Third party funding entities
The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The group's involvement involves predominantly both lending and loan commitments.

The vehicles used in these transactions are controlled by the borrowers where the borrowers have the ability to decide whether to post additional margin or collateral in respect of the financing. In such cases, where borrowers can decide to continue or terminate the financing, the borrowers will consolidate the vehicle.

Securitization Vehicles
The Group establishes securitization vehicles which purchase diversified pools of assets, including fixed income securities, corporate loans, and asset-backed securities (predominantly commercial and residential mortgage-backed securities and credit card receivables). The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The Group often transfers assets to these securitization vehicles and provides financial support to these entities in the form of liquidity facilities.

The Group also invests and provides liquidity facilities to third party sponsored securitization vehicles.

The securitization vehicles that are not consolidated into the Group are those where the Group does not hold the power or ability to unilaterally remove the servicer or special servicer who has been delegated power over the activities of the entity.

Funds
The Group establishes structured entities to accommodate client requirements to hold investments in specific assets. The Group also invests in funds that are sponsored by third parties. A group entity may act as fund manager, custodian or some other capacity and provide funding and liquidity facilities to both group sponsored and third party funds. The funding provided is collateralized by the underlying assets held by the fund.

The Group does not consolidate funds when Deutsche Bank is deemed agent or when another third party investor has the ability to direct the activities of the fund.

Other
These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the Group does not hold power over the decision making of these entities.

Income derived from involvement with structured entities
The Group earns management fees and, occasionally, performance-based fees for its investment management service in relation to funds. Interest income is recognized on the funding provided to structured entities. Any trading revenue as a result of derivatives with structured entities and from the movements in the value of notes held in these entities is recognized in 'Net gains/losses on financial assets/liabilities held at fair value through profit and loss'.

Interests in unconsolidated structured entities
The Group's interests in unconsolidated structured entities refer to contractual and non-contractual involvement that exposes the Group to variability of returns from the performance of the structured entities. Examples of interests in unconsolidated structured entities include debt or equity investments, liquidity facilities, guarantees and certain derivative instruments in which the Group is absorbing variability of returns from the structured entities.

Interests in unconsolidated structured entities exclude instruments which introduce variability of returns into the structured entities. For example, when the Group purchases credit protection from an unconsolidated structured entity whose purpose and design is to pass through credit risk to investors, the Group is providing the variability of returns to the entity rather than absorbing variability. The purchased credit protection is therefore not considered as an interest for the purpose of the table below.

Maximum Exposure to unconsolidated structured entities
The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by the Group, is reflected by the notional amounts. Such amounts or their development do not reflect the economic risks faced by the Group because they do not take into account the effects of collateral or hedges nor the probability of such losses being incurred. At December 31, 2016, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 145 billion, € 644 billion and € 27 billion respectively. At December 31, 2015, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 255 billion, € 606 billion and € 31 billion respectively.

Size of structured entities

The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:

- Funds – Net asset value or asset under management where the Group holds fund units and notional of derivatives when the Group's interest comprises of derivatives.
- Securitizations – notional of notes in issue when the Group derives its interests through notes its holds and notional of derivatives when the Group's interests is in the form of derivatives.
- Third party funding entities –Total assets in entities
- Repackaging and investment entities – Fair value of notes in issue

For Third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral the Group has received/pledged or the notional of the exposure the Group has to the entity.

The following table shows, by type of structured entity, the carrying amounts of the Group's interests recognized in the consolidated statement of financial position as well as the maximum exposure to loss resulting from these interests. It also provides an indication of the size of the structured entities. The carrying amounts presented below do not reflect the true variability of returns faced by the Group because they do not take into account the effects of collateral or hedges.

Carrying amounts and size relating to Deutsche Bank's interests

					Dec 31, 2016
in € m.	Repackaging and Investment Entities	Third Party Funding Entities	Securitizations	Funds	Total
Assets					
Cash and central bank balances	0	0	0	0	0
Interbank balances (w/o central banks)	(15)	0	0	345	331
Central bank funds sold and securities purchased under resale agreements	68	87	18	3,113	3,286
Securities Borrowed	0	0	0	11,643	11,643
Total financial assets at fair value through profit or loss	1,231	3,068	6,332	54,943	65,576
Trading assets	659	2,309	6,211	15,031	24,210
Positive market values (derivative financial instruments)	538	262	111	7,587	8,499
Financial assets designated at fair value through profit or loss	34	497	10	32,326	32,867
Financial assets available for sale	62	599	271	1,008	1,940
Loans	157	36,710	20,219	19,604	76,690
Other assets	50	40	181	20,454	20,726
Total assets	1,554	40,504	27,022	111,111	180,192
Liabilities					
Total financial liabilities at fair value through profit or loss	354	36	27	11,036	11,453
Negative market values (derivative financial instruments)	354	36	27	11,036	11,453
Total liabilities	354	36	27	11,036	11,453
Off-balance sheet exposure	0	5,150	10,591	11,448	27,189
Total	1,200	45,619	37,586	111,523	195,928
Size of structured entity	9,487	65,234	454,950	1,888,491	

					Dec 31, 2015
in € m.	Repackaging and Investment Entities	Third Party Funding Entities	Securitizations	Funds	Total
Assets					
Cash and central bank balances[1]	0	0	0	0	0
Interbank balances (w/o central banks)[1]	18	0	110	422	550
Central bank funds sold and securities purchased under resale agreements	0	0	20	1,445	1,465
Securities Borrowed	0	0	66	23,045	23,111
Total financial assets at fair value through profit or loss	1,924	3,106	14,203	66,109	85,455
Trading assets	1,256	1,339	13,886	18,709	35,303[2]
Positive market values (derivative financial instruments)	619	114	94	6,525	7,352
Financial assets designated at fair value through profit or loss	48	1,653	223	40,876	42,800
Financial assets available for sale	0	421	568	1,722	2,711
Loans	135	34,340	25,026	20,958	80,459
Other assets	103	2,150	565	18,365	21,182
Total assets	2,179	40,017	40,558	132,065	214,932[2]
Liabilities					
Total financial liabilities at fair value through profit or loss	319	150	669	9,961	11,099
Negative market values (derivative financial instruments)	319	150	669	9,961	11,099
Total liabilities	319	150	669	9,961	11,099
Off-balance sheet exposure	2	7,724	9,408	13,459	30,710[2]
Total	1,863	47,591	49,297	135,563	234,544
Size of structured entity	10,607	63,187	896,028[3]	2,694,148	

[1] From December 31, 2015 onwards Cash and due from banks changed to Cash and central bank balances and Interest-earning deposits with banks changed to Interbank balances (w/o central banks).
[2] Includes 113 million for total assets and 116 million for off-balance sheet exposure for entity type Others.
[3] 2015 size information has been adjusted to eliminate double counting in underlying data.

Trading assets –Total trading assets as of December 31, 2016 and December 31, 2015 of € 24.2 billion and € 35.3 billion are comprised primarily of € 6.2 billion and € 13.8 billion in Securitizations and € 15 billion and € 18.7 billion in Funds structured entities respectively. The Group's interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds fund units these are typically in regards to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover the credit risk arising from loans made to Third party funding structured entities is mitigated by the collateral received.

Financial assets designated at fair value through profit or loss – Reverse repurchase agreements to Funds comprise the majority of the interests in this category and are collateralized by the underlying securities.

Loans – Loans as of December 31, 2016 and December 31, 2015 consists of € 76.7 billion and € 80.4 billion investment in securitization tranches and financing to Third party funding entities. The Group's financing to Third party funding entities is collateralized by the assets in those structured entities.

Other assets – Other assets as of December 31, 2016 and December 31, 2015 of € 20.7 billion and € 21.2 billion, respectively, consists primarily of prime brokerage receivables and cash margin balances.

Pending Receivables – Pending Receivable balances are not included in this disclosure note due to the fact that these balances arise from typical customer supplier relationships out of e.g. brokerage type activities and their inherent volatility would not provide users of the financial statements with effective information about Deutsche Bank's exposures to structured entities.

Financial Support

Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.

Sponsored Unconsolidated Structured Entities where the Group has no interest as of December 31, 2016 and December 31, 2015.

As a sponsor, the Group is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:

- transferring assets to the entities
- providing seed capital to the entities
- providing operational support to ensure the entity's continued operation
- providing guarantees of performance to the structured entities.

The Group is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with the Group. Additionally, the use of the Deutsche Bank name for the structured entity indicates that the Group has acted as a sponsor.

The gross revenues from sponsored entities where the Group did not hold an interest as of December 31, 2016 and December 31, 2015 were € (145) million and € 20.2 million respectively. Instances where the Group does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2016 were 894 million for securitization and € 20 million for repackaging and investment entities. In 2015, they were € 981 million for securitization and € 281 million for repackaging and investment entities.

42 – Insurance and Investment Contracts

On the December 30, 2016 the sale of 100 % of the equity of Abbey Life Assurance Company was completed to Phoenix Group Ltd. As a consequence of this sale all of the Group's insurance contracts business and the majority of the investment contract business were disposed of leaving only € 592 million in a remaining program.

The impact of the transfer of Abbey Life to the held-for-sale category, impairment of VOBA and sale of Abbey Life is discussed in the Note 27 "Non-Current Assets and Disposal Groups Held for Sale".

Liabilities arising from Insurance and Investment Contracts

			Dec 31, 2015
in € m.	Gross	Reinsurance	Net
Insurance contracts	4,921	(78)	4,843
Investment contracts	8,522	0	8,522
Total	13,443	(78)	13,365

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities in 2015.

	2015	
in € m.	Insurance contracts	Investment contracts
Balance, beginning of year	4,750	8,523
New business	120	48
Claims/withdrawals paid	(426)	(708)
Other changes in existing business	195	191
Exchange rate changes	282	468
Balance, end of year	4,921	8,522

As of December 31, 2016 the Group had no insurance contract liabilities. As of December 31, 2015 the Group had insurance contract liabilities of € 4.9 billion. Of this, € 2.8 billion represents traditional annuities in payment, € 1.7 billion universal life contracts and € 431 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 283 million and a best estimate reserve of € 148 million for the guaranteed annuity rates).

43 – Current and Non-Current Assets and Liabilities

Asset and liability line items by amounts recovered or settled within or after one year

Asset items as of December 31, 2016

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2016
Cash and central bank balances	181,364	0	181,364
Interbank balances (w/o central banks)	10,996	610	11,606
Central bank funds sold and securities purchased under resale agreements	15,756	531	16,287
Securities borrowed	20,081	0	20,081
Financial assets at fair value through profit or loss	725,099	18,682	743,781
Financial assets available for sale	9,211	47,016	56,228
Equity method investments	0	1,027	1,027
Loans	115,673	293,236	408,909
Securities held to maturity	0	3,206	3,206
Property and equipment	0	2,804	2,804
Goodwill and other intangible assets	0	8,982	8,982
Other assets	118,246	7,799	126,045
Assets for current tax	1,329	230	1,559
Total assets before deferred tax assets	1,197,755	384,124	1,581,880
Deferred tax assets			8,666
Total assets			1,590,546

Liability items as of December 31, 2016

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2016
Deposits	522,885	27,319	550,204
Central bank funds purchased and securities sold under repurchase agreements	25,035	705	25,740
Securities loaned	3,598	0	3,598
Financial liabilities at fair value through profit or loss	576,336	5,635	581,971
Other short-term borrowings	17,295	0	17,295
Other liabilities	150,253	5,187	155,440
Provisions	10,973	0	10,973
Liabilities for current tax	723	606	1,329
Long-term debt	28,758	143,558	172,316
Trust preferred securities	2,197	4,176	6,373
Total liabilities before deferred tax liabilities	1,338,054	187,186	1,525,240
Deferred tax liabilities			486
Total liabilities			1,525,727

Asset items as of December 31, 2015

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2015
Cash and central bank balances	96,940	0	96,940
Interbank balances (w/o central banks)	12,620	223	12,842
Central bank funds sold and securities purchased under resale agreements	21,240	1,216	22,456
Securities borrowed	33,556	1	33,557
Financial assets at fair value through profit or loss	783,383	37,499	820,883
Financial assets available for sale	7,359	66,225	73,583
Equity method investments	0	1,013	1,013
Loans	130,483	297,266	427,749
Securities held to maturity	0	0	0
Property and equipment	0	2,846	2,846
Goodwill and other intangible assets	0	10,078	10,078
Other assets	111,653	6,484	118,137
Assets for current tax	997	288	1,285
Total assets before deferred tax assets	1,198,231	423,139	1,621,368
Deferred tax assets			7,762
Total assets			1,629,130

Liability items as of December 31, 2015

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2015
Deposits	541,557	25,417	566,974
Central bank funds purchased and securities sold under repurchase agreements	9,803	0	9,803
Securities loaned	2,857	414	3,270
Financial liabilities at fair value through profit or loss	584,474	15,280	599,754
Other short-term borrowings	28,010	0	28,010
Other liabilities	168,205	6,800	175,005
Provisions	9,207	0	9,207
Liabilities for current tax	1,086	613	1,699
Long-term debt	26,129	133,887	160,016
Trust preferred securities	995	6,025	7,020
Total liabilities before deferred tax liabilities	1,372,324	188,436	1,560,760
Deferred tax liabilities			746
Total liabilities			1,561,506

44 – Events after the Reporting Period

On January 13, 2017 Deutsche Bank signed an agreement to dispose of its non-strategic participation of 16.8 % in the German payment service provider Concardis GmbH. The transaction is expected to be completed in the first half of 2017 subject to regulatory approvals. The transaction is expected to have a positive effect on half year results.

As announced on March 5, 2017, Deutsche Bank expects to issue new shares with an expected volume in proceeds of around € 8 billion. The Group plans to complete this capital raise in the first half of April and plans a series of additional measures and sets new financial targets that replace the former targets. These measures include a revision of the Group's segmental structure which is expected to be implemented over the course of 2017 that, once further specified, will trigger a restatement of our segmental disclosures and an impairment review of related goodwill balances. Furthermore, the Management Board has revisited its dividend strategy and will propose to pay a dividend of € 0.19 per share taking into account expected shares following the aforementioned capital increase to the Annual General Meeting in May 2017. The bank expects to pay a total amount of approximately € 400 million in May 2017.

45 – Supplementary Information to the Consolidated Financial Statements according to Sections 297 (1a) / 315a HGB and the return on assets according to Article 26a of the German Banking Act

Staff Costs

in € m.	2016	2015
Staff costs:		
Wages and salaries	9,819	11,163
Social security costs	2,055	2,130
thereof: those relating to pensions	671	724
Total	**11,874**	13,292

Staff

The average number of effective staff employed in 2016 was 101,182 (2015: 99,423) of whom 44,660 (2015: 44,071) were women. Part-time staff is included in these figures proportionately. An average of 55,557 (2015: 53,623) staff members worked outside Germany.

Management Board and Supervisory Board Remuneration

The total compensation of the Management Board (in accordance with the German Accounting Standard No. 17) was € 26,691,178 and € 23,913,876 for the years ended December 31, 2016 and 2015, respectively, thereof € 0 for variable components in each of both years.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 35,305,889 and € 17,429,709 for the years ended December 31, 2016 and 2015, respectively.

The compensation principles for Supervisory Board members are set forth in our Articles of Association. The compensation provisions were last amended by resolution of the Annual General Meeting on May 22, 2014 which became effective on July 17, 2014. The members of the Supervisory Board receive fixed annual compensation. The annual base compensation amounts to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount. Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation. 75 % of the compensation determined is disbursed to each Supervisory Board member after submitting invoices in February of the following year. The other 25 % is converted by the company at the same time into company shares (notional shares) according to the provisions of the Articles of Association. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office according to the provisions of the Articles of Association, provided that the member does not leave the Supervisory Board due to important cause which would have justified dismissal. In case of a change in Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; a forfeiture regulation applies to 25 % of the compensation for that financial year. The members of the Supervisory Board received for the financial year 2016 a total remuneration of € 5,016,667 (2015: € 4,850,000), of which € 3,904,167 were paid out in February 2017 (February 2016: € 3,710,417) according to the provisions of the Articles of Association.

Provisions for pension obligations to former members of the Management Board and their surviving dependents amounted to € 222,953,147 and € 210,146,088 at December 31, 2016 and 2015, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 8,433,662 and € 8,914,864 and for members of the Supervisory Board of Deutsche Bank AG to € 40,005,403 and € 712,861 for the years ended December 31, 2016 and 2015, respectively. Members of the Supervisory Board repaid € 160,944 loans in 2016.

Return on Assets

Article 26a of the German Banking Act defines the return on assets as net profit divided by average total assets. According to this definition the return on assets was -0.08 % and –0.38 % for the years ended December 31, 2016 and 2015, respectively.

Information on the parent company

Deutsche Bank Aktiengesellschaft is the parent company of Deutsche Bank Group. It is incorporated in Frankfurt am Main and is registered in the Commercial Register of the District Court Frankfurt am Main under registration number HRB 30000.

Corporate Governance

Deutsche Bank AG has approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG). The declaration is published on Deutsche Bank's website (www.db.com/ir/en/documents.htm).

Principal Accountant Fees and Services

Breakdown of the fees charged by the Group's auditor

Fee category in € m.	2016	2015
Audit fees	49	51
thereof to KPMG AG	18	24
Audit-related fees	26	19
thereof to KPMG AG	16	12
Tax-related fees	6	5
thereof to KPMG AG	3	2
All other fees	1	1
thereof to KPMG AG	1	0
Total fees	82	76

46 – Country by Country Reporting

§ 26a KWG requires annual disclosure of certain information by country. The disclosed information is derived from the IFRS Group accounts of Deutsche Bank. It is however not reconcilable to other financial information in this report because of specific requirements published by Bundesbank on December 16, 2014 which include the requirement to present the country information prior to elimination of cross-border intra group transactions. In line with these Bundesbank requirements, intra group transactions within the same country are eliminated. These eliminations are identical to the eliminations applied for internal management reporting on countries and consist mostly of dividends paid.

The geographical location of subsidiaries and branches considers the country of incorporation or residence as well as the relevant tax jurisdiction. For the names, nature of activity and geographical location of subsidiaries and branches, please refer to Note 47 "Shareholdings". In addition, Deutsche Bank AG and its subsidiaries have German and foreign branches, for example in London, New York and Singapore. The net revenues are composed of net interest revenues and non-interest revenues.

				Dec 31, 2016
in € m. (unless stated otherwise)	Net revenues (Turnover)	Employees (full-time equivalent)	Income (loss) before income taxes	Income tax (expense)/ benefit
Argentina	57	71	39	(14)
Australia	382	528	56	(35)
Austria	20	111	(3)	(0)
Barbados	0	0	(0)	0
Belgium	192	666	16	(6)
Brazil	181	226	92	(2)
Canada	22	22	13	(3)
Cayman Islands	18	32	1	0
Chile	74	11	61	(23)
China	218	511	109	(27)
Colombia	(1)	0	(1)	0
Czech Republic	9	44	3	(1)
Finland	(0)	0	1	(0)
France	65	224	13	1
Germany	11,790	44,708	1,941	(171)
Great Britain	5,038	8,575	(1,548)	185
Greece	(0)	9	0	(0)
Guernsey	14	32	7	0
Hong Kong	635	1,303	(3)	15
Hungary	18	54	5	(1)
India	660	11,569	464	(221)
Indonesia	158	306	97	(32)
Ireland	38	645	8	(1)
Israel	6	11	(1)	(0)
Italy	1,007	3,880	(4)	(36)
Japan	600	661	245	(93)
Jersey	23	90	3	(1)
Latvia	1	0	0	0
Luxembourg	1,953	512	1,605	(148)
Malaysia	82	226	45	(11)
Malta	39	0	37	9
Mauritius	147	217	132	(3)
Mexico	30	65	(7)	2
Netherlands	446	752	126	0
New Zealand	34	0	26	(2)
Norway	(0)	0	(0)	0
Pakistan	15	74	6	(3)
Peru	1	0	(5)	(1)
Philippines	29	1,965	12	(3)
Poland	259	2,142	43	(14)
Portugal	54	392	(6)	1
Qatar	(0)	3	0	(0)
Romania	5	681	9	(2)
Russian Fed.	81	1,246	30	(7)
Saudi Arabia	30	74	0	(8)
Singapore	1,115	2,089	276	14
South Africa	50	113	23	(5)
South Korea	110	288	31	(9)
Spain	513	2,542	(92)	26
Sri Lanka	20	68	9	(3)
Sweden	2	35	3	(1)
Switzerland	324	697	45	(9)
Taiwan	68	178	31	(6)
Thailand	42	122	15	(3)
Turkey	49	136	22	(5)
UAE	28	180	(8)	(1)
Ukraine	8	31	5	(1)
Uruguay	(0)	0	(0)	0
USA	6,617	10,558	(1,498)	88
Venezuela	0	0	0	0
Vietnam	18	69	9	(2)

47 – Shareholdings

The following pages show the Shareholdings of Deutsche Bank Group pursuant to Section 313 (2) of the German Commercial Code ("HGB").

Footnotes:
1 Status as shareholder with unlimited liability pursuant to Section 313 Paragraph 2 Number 6 HGB.
2 Controlled.
3 The company made use of the exemption offered by Section 264b HGB.
4 General Partnership (Cayman Islands).
5 Special Fund.
6 Limited Partnership (China).
7 Only specified assets and related liabilities (silos) of this entity were consolidated.
8 Not controlled.
9 Accounted for at equity due to significant influence.
10 Classified as Structured Entity not to be accounted for at equity under IFRS.
11 Classified as Structured Entity not to be consolidated under IFRS.
12 Preliminary Own funds € 6,963.4m / Preliminary Result € 487.1m (Business Year 2016).
13 Not consolidated or accounted for at equity as classified as securities available for sale.
14 Preliminary Own funds € 8,946.3m / Preliminary Result € 175.6m (Business Year 2016).
15 Own funds € 3.0m / Result € (12.9)m (Business Year 2015).
16 Own funds € 103.7m / Result € 10.2m (Business Year 2015).
17 No significant influence.
18 Own funds € 13.7m / Result € 2.9m (Business Year 2015).
19 Own funds € 20.1m / Result € 1.9m (Business Year 2016).
20 Own funds € 0.0m / Result € 20.5m (Business Year 2015).

Subsidiaries

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
1	Deutsche Bank Aktiengesellschaft	Frankfurt am Main		Deposit-taking Credit Institution	
2	ABFS I Incorporated	Baltimore		Financial Enterprise	100.0
3	ABS Leasing Services Company	Chicago		Provider of Supporting Services	100.0
4	ABS MB Ltd.	Baltimore		Financial Enterprise	100.0
5	Acacia (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
6	Accounting Solutions Holding Company, Inc.	Wilmington		Other Enterprise	100.0
7	Alex. Brown Financial Services Incorporated	Baltimore		Financial Enterprise	100.0
8	Alex. Brown Investments Incorporated	Baltimore		Financial Enterprise	100.0
9	Alfred Herrhausen Gesellschaft - Das internationale Forum der Deutschen Bank - mbH	Berlin		Other Enterprise	100.0
10	Americas Trust Servicios de Consultoria, S.A.	Madrid		Other Enterprise	100.0
11	Argent Incorporated	Baltimore		Credit Institution	100.0
12	Atrium 99. Europäische VV SE	Frankfurt		Other Enterprise	100.0
13	B.T.I. Investments (in members' voluntary liquidation)	London		Financial Enterprise	100.0
14	Baincor Nominees Pty Limited	Sydney		Other Enterprise	100.0
15	Bainpro Nominees Pty Ltd	Sydney		Other Enterprise	100.0
16	Bankers Trust International Finance (Jersey) Limited	St. Helier		Financial Enterprise	100.0
17	Bankers Trust International Limited (in members' voluntary liquidation)	London		Provider of Supporting Services	100.0
18	Bankers Trust Investments Limited	London		Other Enterprise	100.0
19	Barkly Investments Ltd.	St. Helier		Financial Enterprise	100.0
20	Bayan Delinquent Loan Recovery 1 (SPV-AMC), Inc.	Makati City		Financial Enterprise	100.0
21	Bebek Varlik Yönetym A.S.	Istanbul		Financial Enterprise	100.0
22	Betriebs-Center für Banken AG	Frankfurt		Provider of Supporting Services	100.0
23	BHW - Gesellschaft für Wohnungswirtschaft mbH	Hameln		Financial Enterprise	100.0
24	BHW Bausparkasse Aktiengesellschaft	Hameln		Deposit-taking Credit Institution	100.0
25	BHW Gesellschaft für Vorsorge mbH	Hameln		Financial Enterprise	100.0
26	BHW Holding AG	Hameln		Finance Holding Company	100.0
27	BHW Invest, Société à responsabilité limitée	Luxembourg		Other Enterprise	100.0
28	BHW Kreditservice GmbH	Hameln		Provider of Supporting Services	100.0
29	Biomass Holdings S.à r.l.	Luxembourg		Financial Enterprise	100.0
30	Birch (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
31	Blue Cork, Inc.	Wilmington		Provider of Supporting Services	100.0
32	BNA Nominees Pty Limited	Sydney		Other Enterprise	100.0
33	Borfield Sociedad Anonima	Montevideo		Other Enterprise	100.0
34	BRIMCO, S. de R.L. de C.V.	Mexico City		Other Enterprise	100.0
35	BT Commercial Corporation	Wilmington		Credit Institution	100.0
36	BT Globenet Nominees Limited	London		Other Enterprise	100.0
37	BT Maulbronn GmbH	Eschborn		Financial Enterprise	100.0
38	BT Milford (Cayman) Limited	George Town		Provider of Supporting Services	100.0
39	BT Muritz GmbH	Eschborn		Provider of Supporting Services	100.0
40	BT Vordertaunus Verwaltungs- und Beteiligungsgesellschaft mbH	Eschborn		Provider of Supporting Services	100.0
41	BTAS Cayman GP	George Town	1	Financial Enterprise	100.0
42	BTD Nominees Pty Limited	Sydney		Other Enterprise	100.0
43	Buxtal Pty. Limited	Sydney		Financial Enterprise	100.0
44	CAM Initiator Treuhand GmbH & Co. KG	Cologne	1	Financial Enterprise	100.0
45	CAM PE Verwaltungs GmbH & Co. KG	Cologne	1	Financial Enterprise	100.0
46	CAM Private Equity Nominee GmbH & Co. KG	Cologne	1	Financial Enterprise	100.0
47	CAM Private Equity Verwaltungs-GmbH	Cologne		Financial Enterprise	100.0
48	Caneel Bay Holding Corp.	Chicago	2	Financial Enterprise	0.0
49	Cape Acquisition Corp.	Wilmington		Financial Enterprise	100.0
50	CapeSuccess Inc.	Wilmington		Provider of Supporting Services	100.0
51	CapeSuccess LLC	Wilmington		Financial Enterprise	82.6
52	Cardales Management Limited	St. Peter Port		Securities Trading Firm	100.0
53	Cardales UK Limited	London		Financial Enterprise	100.0
54	Career Blazers Consulting Services, Inc.	Albany		Other Enterprise	100.0
55	Career Blazers Contingency Professionals, Inc.	Albany		Other Enterprise	100.0
56	Career Blazers Learning Center of Los Angeles, Inc.	Los Angeles		Other Enterprise	100.0
57	Career Blazers LLC	Wilmington		Financial Enterprise	100.0
58	Career Blazers Management Company, Inc.	Albany		Other Enterprise	100.0
59	Career Blazers New York, Inc.	Albany		Other Enterprise	100.0
60	Career Blazers of Ontario Inc.	London, Ontario		Other Enterprise	100.0
61	Career Blazers Personnel Services of Washington, D.C., Inc.	Washington D.C.		Other Enterprise	100.0
62	Career Blazers Personnel Services, Inc.	Albany		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
63	Career Blazers Service Company, Inc.	Wilmington		Other Enterprise	100.0
64	Caribbean Resort Holdings, Inc.	New York	2	Financial Enterprise	0.0
65	Cathay Advisory (Beijing) Co., Ltd.	Beijing		Other Enterprise	100.0
66	Cathay Asset Management Company Limited	Port Louis		Financial Enterprise	100.0
67	Cathay Capital Company (No 2) Limited	Port Louis		Financial Enterprise	67.6
68	CBI NY Training, Inc.	Albany		Other Enterprise	100.0
69	Cedar (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
70	Centennial River 1 Inc.	Denver		Other Enterprise	100.0
71	Centennial River 2 Inc.	Austin		Other Enterprise	100.0
72	Centennial River Acquisition I Corporation	Wilmington		Other Enterprise	100.0
73	Centennial River Acquisition II Corporation	Wilmington		Other Enterprise	100.0
74	Centennial River Corporation	Wilmington		Financial Enterprise	100.0
75	Cinda - DB NPL Securitization Trust 2003-1	Wilmington	2	Financial Enterprise	0.0
76	Consumo Finance S.p.A.	Milan		Credit Institution	100.0
77	CREDA Objektanlage- und verwaltungsgesellschaft mbH	Bonn		Provider of Supporting Services	100.0
78	CTXL Achtzehnte Vermögensverwaltung GmbH i.L.	Munich		Financial Enterprise	100.0
79	Cyrus J. Lawrence Capital Holdings, Inc.	Wilmington		Credit Institution	100.0
80	D&M Turnaround Partners Godo Kaisha	Tokyo		Financial Services Institution	100.0
81	D.B. International Delaware, Inc.	Wilmington		Financial Enterprise	100.0
82	DAHOC (UK) Limited	London		Financial Enterprise	100.0
83	DAHOC Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
84	DB (Malaysia) Nominee (Asing) Sdn. Bhd.	Kuala Lumpur		Other Enterprise	100.0
85	DB (Malaysia) Nominee (Tempatan) Sdn. Bhd.	Kuala Lumpur		Other Enterprise	100.0
86	DB (Pacific) Limited	Wilmington		Financial Enterprise	100.0
87	DB (Pacific) Limited, New York	New York		Financial Enterprise	100.0
88	DB Abalone LLC	Wilmington		Financial Enterprise	100.0
89	DB Alex. Brown Holdings Incorporated	Wilmington		Financial Enterprise	100.0
90	DB Alps Corporation	Wilmington		Financial Enterprise	100.0
91	DB Alternative Trading Inc.	Wilmington		Financial Enterprise	100.0
92	DB Alternatives and Fund Solutions Shanghai Investment Company Ltd	Shanghai		Securities Trading Firm	100.0
93	DB Aotearoa Investments Limited	George Town		Provider of Supporting Services	100.0
94	DB Beteiligungs-Holding GmbH	Frankfurt		Financial Enterprise	100.0
95	DB Boracay LLC	Wilmington		Financial Enterprise	100.0
96	DB Capital Markets (Deutschland) GmbH	Frankfurt		Finance Holding Company	100.0
97	DB Capital Partners Asia G.P. Limited (in voluntary liquidation)	George Town		Financial Enterprise	100.0
98	DB Capital Partners General Partner Limited	London		Financial Enterprise	100.0
99	DB Capital Partners Latin America, G.P. Limited (in voluntary liquidation)	George Town		Financial Enterprise	100.0
100	DB Capital Partners, Inc.	Wilmington		Financial Enterprise	100.0
101	DB Cartera de Inmuebles 1, S.A.U.	Pozuelo de Alarcón		Provider of Supporting Services	100.0
102	DB Chestnut Holdings Limited	George Town		Provider of Supporting Services	100.0
103	DB Commodity Services LLC	Wilmington		Securities Trading Firm	100.0
104	DB Consorzio S. Cons. a r. l.	Milan		Provider of Supporting Services	100.0
105	DB Corporate Advisory (Malaysia) Sdn. Bhd.	Kuala Lumpur		Financial Enterprise	100.0
106	DB Delaware Holdings (Europe) Limited	George Town		Financial Enterprise	100.0
107	DB Delaware Holdings (UK) Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
108	DB Direkt GmbH	Frankfurt		Provider of Supporting Services	100.0
109	DB Energy Commodities Limited	London		Provider of Supporting Services	100.0
110	DB Energy Trading LLC	Wilmington		Provider of Supporting Services	100.0
111	DB Enfield Infrastructure Holdings Limited	St. Helier		Financial Enterprise	100.0
112	DB Enfield Infrastructure Investments Limited (in liquidation)	St. Helier		Provider of Supporting Services	100.0
113	DB Equipment Leasing, Inc.	New York		Financial Enterprise	100.0
114	DB Equity Limited	London		Financial Enterprise	100.0
115	DB Finance (Delaware), LLC	Wilmington		Financial Enterprise	100.0
116	DB Finanz-Holding GmbH	Frankfurt		Finance Holding Company	100.0
117	DB Fund Services LLC	Wilmington		Other Enterprise	100.0
118	DB Funding LLC #5	Wilmington		Credit Institution	100.0
119	DB Global Technology SRL	Bucharest		Provider of Supporting Services	100.0
120	DB Global Technology, Inc.	Wilmington		Provider of Supporting Services	100.0
121	DB Group Services (UK) Limited	London		Provider of Supporting Services	100.0
122	DB Holdings (New York), Inc.	New York		Financial Enterprise	100.0
123	DB Holdings (South America) Limited	Wilmington		Financial Enterprise	100.0
124	DB HR Solutions GmbH	Eschborn		Provider of Supporting Services	100.0
125	DB iCON Investments Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
126	DB Impact Investment Fund I, L.P.	Edinburgh	1	Financial Enterprise	100.0
127	DB Industrial Holdings Beteiligungs GmbH & Co. KG	Luetzen	1, 3	Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
128	DB Industrial Holdings GmbH	Luetzen		Financial Enterprise	100.0
129	DB Infrastructure Holdings (UK) No.3 Limited	London		Financial Enterprise	100.0
130	DB Intermezzo LLC	Wilmington		Financial Enterprise	100.0
131	DB International (Asia) Limited	Singapore		Deposit-taking Credit Institution	100.0
132	DB International Investments Limited	London		Financial Enterprise	100.0
133	DB International Trust (Singapore) Limited	Singapore		Other Enterprise	100.0
134	DB Investment Managers, Inc.	Wilmington		Securities Trading Firm	100.0
135	DB Investment Partners, Inc.	Wilmington		Financial Enterprise	100.0
136	DB Investment Services GmbH	Frankfurt		Deposit-taking Credit Institution	100.0
137	DB Investments (GB) Limited	London		Finance Holding Company	100.0
138	DB IROC Leasing Corp.	New York		Financial Enterprise	100.0
139	DB Like-Kind Exchange Services Corp.	Wilmington		Financial Enterprise	100.0
140	DB London (Investor Services) Nominees Limited	London		Credit Institution	100.0
141	DB Management Support GmbH	Frankfurt		Provider of Supporting Services	100.0
142	DB Managers, LLC	West Trenton		Securities Trading Firm	100.0
143	DB Mortgage Investment Inc.	Baltimore		Financial Enterprise	100.0
144	DB Nexus American Investments (UK) Limited	London		Financial Enterprise	100.0
145	DB Nexus Iberian Investments (UK) Limited	London		Financial Enterprise	100.0
146	DB Nexus Investments (UK) Limited	London		Financial Enterprise	100.0
147	DB Nominees (Hong Kong) Limited	Hong Kong		Provider of Supporting Services	100.0
148	DB Nominees (Singapore) Pte Ltd	Singapore		Other Enterprise	100.0
149	DB Omega BTV S.C.S.	Luxembourg	1	Financial Enterprise	100.0
150	DB Omega Holdings LLC	Wilmington		Financial Enterprise	100.0
151	DB Omega Ltd.	George Town		Financial Enterprise	100.0
152	DB Omega S.C.S.	Luxembourg	1	Financial Enterprise	100.0
153	DB Operaciones y Servicios Interactivos Agrupación de Interés Económico	Barcelona		Provider of Supporting Services	99.9
154	DB Overseas Finance Delaware, Inc.	Wilmington		Financial Enterprise	100.0
155	DB Overseas Holdings Limited	London		Financial Enterprise	100.0
156	DB Portfolio Southwest, Inc.	Austin		Provider of Supporting Services	100.0
157	DB Print GmbH	Frankfurt		Provider of Supporting Services	100.0
158	DB Private Clients Corp.	Wilmington		Credit Institution	100.0
159	DB Private Equity GmbH	Cologne		Investment Management Company	100.0
160	DB Private Equity International S.à r.l.	Luxembourg		Financial Enterprise	100.0
161	DB Private Equity Treuhand GmbH	Cologne		Financial Enterprise	100.0
162	DB Private Wealth Mortgage Ltd.	New York		Credit Institution	100.0
163	DB PWM Private Markets I GP	Luxembourg		Financial Enterprise	100.0
164	DB Re S.A.	Luxembourg		Reinsurance Company	100.0
165	DB RMS Leasing (Cayman) L.P.	George Town	1	Financial Enterprise	100.0
166	DB Samay Finance No. 2, Inc.	Wilmington		Financial Enterprise	100.0
167	DB Securities S.A.	Warsaw		Securities Trading Firm	100.0
168	DB Service Centre Limited	Dublin		Provider of Supporting Services	100.0
169	DB Service Uruguay S.A.	Montevideo		Credit Institution	100.0
170	DB Services Americas, Inc.	Wilmington		Provider of Supporting Services	100.0
171	DB Services New Jersey, Inc.	West Trenton		Provider of Supporting Services	100.0
172	DB Servicios México, Sociedad Anónima de Capital Variable	Mexico City		Provider of Supporting Services	100.0
173	DB Servizi Amministrativi S.r.l.	Milan		Provider of Supporting Services	100.0
174	DB Strategic Advisors, Inc.	Makati City		Provider of Supporting Services	100.0
175	DB Structured Derivative Products, LLC	Wilmington		Provider of Supporting Services	100.0
176	DB Structured Products, Inc.	Wilmington		Financial Enterprise	100.0
177	DB Trips Investments Limited	George Town	2	Financial Enterprise	0.0
178	DB Trustee Services Limited	London		Other Enterprise	100.0
179	DB Trustees (Hong Kong) Limited	Hong Kong		Other Enterprise	100.0
180	DB U.S. Financial Markets Holding Corporation	Wilmington		Financial Enterprise	100.0
181	DB UK Australia Finance Limited (in voluntary liquidation)	George Town		Financial Enterprise	100.0
182	DB UK Australia Holdings Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
183	DB UK Bank Limited	London		Deposit-taking Credit Institution	100.0
184	DB UK Holdings Limited	London		Financial Enterprise	100.0
185	DB UK PCAM Holdings Limited	London		Financial Enterprise	100.0
186	DB USA Corporation	Wilmington		Finance Holding Company	100.0
187	DB Valoren S.à r.l.	Luxembourg		Finance Holding Company	100.0
188	DB Value S.à r.l.	Luxembourg		Finance Holding Company	100.0
189	DB Vanquish (UK) Limited (in members' voluntary liquidation)	London		Credit Institution	100.0
190	DB Vantage (UK) Limited (in members' voluntary liquidation)	London		Credit Institution	100.0
191	DB Vantage No.2 (UK) Limited (in members' voluntary liquidation)	London		Credit Institution	100.0
192	DB Vita S.A.	Luxembourg		Insurance Company	75.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
193	db x-trackers (Proprietary) Limited	Johannesburg		Securities Trading Firm	100.0
194	DBAB Wall Street, LLC	Wilmington		Provider of Supporting Services	100.0
195	DBAH Capital, LLC	Wilmington		Financial Enterprise	100.0
196	DBCIBZ1	George Town		Financial Enterprise	100.0
197	DBCIBZ2	George Town		Financial Enterprise	100.0
198	DBFIC, Inc.	Wilmington		Financial Enterprise	100.0
199	DBNZ Overseas Investments (No.1) Limited	George Town		Financial Enterprise	100.0
200	DBOI Global Services (UK) Limited	London		Provider of Supporting Services	100.0
201	DBOI Global Services Private Limited	Mumbai		Provider of Supporting Services	100.0
202	DBR Investments Co. Limited	George Town		Financial Enterprise	100.0
203	DBRE Global Real Estate Management IA, Ltd.	George Town		Financial Enterprise	100.0
204	DBRE Global Real Estate Management IB, Ltd.	George Town		Financial Enterprise	100.0
205	DBRMSGP1	George Town	1, 4	Financial Enterprise	100.0
206	DBRMSGP2	George Town	1, 4	Financial Enterprise	100.0
207	DBUK PCAM Limited	London		Finance Holding Company	100.0
208	DBUKH No. 2 Limited	London	2	Financial Enterprise	0.0
209	DBUSBZ1, LLC	Wilmington		Other Enterprise	100.0
210	DBUSBZ2, S.à r.l.	Luxembourg		Financial Enterprise	100.0
211	DBX Advisors LLC	Wilmington		Securities Trading Firm	100.0
212	DBX Strategic Advisors LLC	Wilmington		Securities Trading Firm	100.0
213	dbX-Commodity 1 Fund	St. Helier	5	Financial Enterprise	100.0
214	dbX-Convertible Arbitrage 14 Fund	St. Helier	5	Financial Enterprise	87.0
215	dbX-Credit 2 Fund	St. Helier	5	Financial Enterprise	100.0
216	dbX-Credit 4 Fund	St. Helier	5	Financial Enterprise	87.4
217	dbX-CTA 11 Fund	St. Helier	5	Financial Enterprise	100.0
218	dbX-CTA 16 Fund	St. Helier	5	Financial Enterprise	100.0
219	dbX-CTA 18 Fund	St. Helier	5	Financial Enterprise	75.6
220	dbX-CTA 2 Fund	St. Helier	5	Financial Enterprise	100.0
221	dbX-CTA 9 Fund	St. Helier	5	Financial Enterprise	100.0
222	dbX-Emerging Markets Macro 1 Fund	St. Helier	5	Financial Enterprise	100.0
223	dbX-Event Driven 2 Fund	St. Helier	5	Financial Enterprise	100.0
224	dbX-Global Long/Short Equity 10 Fund	St. Helier	5	Financial Enterprise	89.0
225	dbX-Global Macro 4 Fund	St. Helier	5	Financial Enterprise	100.0
226	dbX-Global Macro 7 Fund	St. Helier	5	Financial Enterprise	100.0
227	dbX-Global Macro 9 Fund	St. Helier	5	Financial Enterprise	100.0
228	dbX-Risk Arbitrage 1 Fund	St. Helier	5	Financial Enterprise	100.0
229	dbX-US Long/Short Equity 13 Fund	St. Helier	5	Financial Enterprise	100.0
230	dbX-US Long/Short Equity 15 Fund	St. Helier	5	Financial Enterprise	100.0
231	De Meng Innovative (Beijing) Consulting Company Limited	Beijing		Provider of Supporting Services	100.0
232	DeAM Infrastructure Limited	London		Financial Enterprise	100.0
233	DEBEKO Immobilien GmbH & Co Grundbesitz OHG	Eschborn	1	Provider of Supporting Services	100.0
234	DEE Deutsche Erneuerbare Energien GmbH	Duesseldorf		Financial Enterprise	100.0
235	Delowrezham de México S. de R.L. de C.V.	Mexico City		Financial Enterprise	100.0
236	DEUFRAN Beteiligungs GmbH	Frankfurt		Financial Enterprise	100.0
237	DEUKONA Versicherungs-Vermittlungs-GmbH	Frankfurt		Provider of Supporting Services	100.0
238	Deutsche (Aotearoa) Capital Holdings New Zealand	Auckland		Credit Institution	100.0
239	Deutsche (Aotearoa) Foreign Investments New Zealand	Auckland		Credit Institution	100.0
240	Deutsche (New Munster) Holdings New Zealand Limited	Auckland		Credit Institution	100.0
241	Deutsche Aeolia Power Production Société Anonyme	Paiania		Other Enterprise	80.0
242	Deutsche Alt-A Securities, Inc.	Wilmington		Financial Enterprise	100.0
243	Deutsche Alternative Asset Management (France) SAS	Paris		Other Enterprise	100.0
244	Deutsche Alternative Asset Management (Global) Limited	London		Financial Enterprise	100.0
245	Deutsche Alternative Asset Management (UK) Limited	London		Financial Services Institution	100.0
246	Deutsche AM Distributors, Inc.	Wilmington		Securities Trading Firm	100.0
247	Deutsche AM Service Company	Wilmington		Provider of Supporting Services	100.0
248	Deutsche AM Trust Company	Salem		Securities Trading Firm	100.0
249	Deutsche Asia Pacific Finance, Inc.	Wilmington		Provider of Supporting Services	100.0
250	Deutsche Asia Pacific Holdings Pte Ltd	Singapore		Finance Holding Company	100.0
251	Deutsche Asset Management (Asia) Limited	Singapore		Securities Trading Firm	100.0
252	Deutsche Asset Management (Hong Kong) Limited	Hong Kong		Securities Trading Firm	100.0
253	Deutsche Asset Management (India) Private Limited	Mumbai		Securities Trading Firm	100.0
254	Deutsche Asset Management (Japan) Limited	Tokyo		Securities Trading Firm	100.0
255	Deutsche Asset Management (Korea) Company Limited	Seoul		Securities Trading Firm	100.0
256	Deutsche Asset Management (UK) Limited	London		Financial Enterprise	100.0
257	Deutsche Asset Management Group Limited	London		Finance Holding Company	100.0
258	Deutsche Asset Management International GmbH	Frankfurt		Securities Trading Firm	100.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
259	Deutsche Asset Management Investment GmbH	Frankfurt		Investment Management Company	100.0
260	Deutsche Asset Management S.A.	Luxembourg		Investment Management Company	100.0
261	Deutsche Asset Management S.G.I.I.C., S.A.	Madrid		Investment Management Company	100.0
262	Deutsche Asset Management USA Corporation	Wilmington		Finance Holding Company	100.0
263	Deutsche Australia Limited	Sydney		Credit Institution	100.0
264	Deutsche Bank (Cayman) Limited	George Town		Deposit-taking Credit Institution	100.0
265	Deutsche Bank (Chile)	Santiago		Other Enterprise	100.0
266	Deutsche Bank (China) Co., Ltd.	Beijing		Deposit-taking Credit Institution	100.0
267	Deutsche Bank (Malaysia) Berhad	Kuala Lumpur		Deposit-taking Credit Institution	100.0
268	Deutsche Bank (Mauritius) Limited	Port Louis		Deposit-taking Credit Institution	100.0
269	Deutsche Bank (Perú) S.A.	Lima		Deposit-taking Credit Institution	100.0
270	Deutsche Bank (Suisse) SA	Geneva		Deposit-taking Credit Institution	100.0
271	Deutsche Bank (Uruguay) Sociedad Anónima Institución Financiera Externa	Montevideo		Deposit-taking Credit Institution	100.0
272	DEUTSCHE BANK A.S.	Istanbul		Deposit-taking Credit Institution	100.0
273	Deutsche Bank Americas Holding Corp.	Wilmington		Finance Holding Company	100.0
274	Deutsche Bank Bauspar-Aktiengesellschaft	Frankfurt		Deposit-taking Credit Institution	100.0
275	Deutsche Bank Corretora de Valores S.A.	Sao Paulo		Securities Trading Firm	100.0
276	Deutsche Bank Europe GmbH	Frankfurt		Deposit-taking Credit Institution	100.0
277	Deutsche Bank Financial Company	George Town		Financial Enterprise	100.0
278	Deutsche Bank Financial Inc.	Wilmington		Credit Institution	100.0
279	Deutsche Bank Holdings, Inc.	Wilmington		Financial Enterprise	100.0
280	Deutsche Bank Insurance Agency Incorporated	Baltimore		Other Enterprise	100.0
281	Deutsche Bank Insurance Agency of Delaware	Wilmington		Financial Enterprise	100.0
282	Deutsche Bank International Limited	St. Helier		Deposit-taking Credit Institution	100.0
283	Deutsche Bank International Trust Co. (Cayman) Limited	George Town		Other Enterprise	100.0
284	Deutsche Bank International Trust Co. Limited	St. Peter Port		Other Enterprise	100.0
285	Deutsche Bank Investments (Guernsey) Limited	St. Peter Port		Financial Enterprise	100.0
286	Deutsche Bank Luxembourg S.A.	Luxembourg		Deposit-taking Credit Institution	100.0
287	Deutsche Bank Mutui S.p.A.	Milan		Credit Institution	100.0
288	Deutsche Bank México, S.A., Institución de Banca Múltiple	Mexico City		Deposit-taking Credit Institution	100.0
289	Deutsche Bank National Trust Company	Los Angeles		Credit Institution	100.0
290	Deutsche Bank Nominees (Jersey) Limited	St. Helier		Other Enterprise	100.0
291	Deutsche Bank Polska Spólka Akcyjna	Warsaw		Deposit-taking Credit Institution	100.0
292	Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft	Frankfurt		Deposit-taking Credit Institution	100.0
293	Deutsche Bank Representative Office Nigeria Limited	Lagos		Provider of Supporting Services	100.0
294	Deutsche Bank S.A.	Buenos Aires		Deposit-taking Credit Institution	100.0
295	Deutsche Bank S.A. - Banco Alemão	Sao Paulo		Deposit-taking Credit Institution	100.0
296	Deutsche Bank Securities Inc.	Wilmington		Securities Trading Firm	100.0
297	Deutsche Bank Securities Limited	Toronto		Securities Trading Firm	100.0
298	Deutsche Bank Services (Jersey) Limited	St. Helier		Provider of Supporting Services	100.0
299	Deutsche Bank Società per Azioni	Milan		Deposit-taking Credit Institution	99.9
300	Deutsche Bank Trust Company Americas	New York		Deposit-taking Credit Institution	100.0
301	Deutsche Bank Trust Company Delaware	Wilmington		Deposit-taking Credit Institution	100.0
302	Deutsche Bank Trust Company, National Association	New York		Credit Institution	100.0
303	Deutsche Bank Trust Corporation	New York		Finance Holding Company	100.0
304	Deutsche Bank Trustee Services (Guernsey) Limited	St. Peter Port		Provider of Supporting Services	100.0
305	Deutsche Bank Österreich AG	Vienna		Deposit-taking Credit Institution	100.0
306	Deutsche Bank, Sociedad Anónima Española	Madrid		Deposit-taking Credit Institution	99.8
307	Deutsche Capital Finance (2000) Limited	George Town		Credit Institution	100.0
308	Deutsche Capital Hong Kong Limited	Hong Kong		Financial Enterprise	100.0
309	Deutsche Capital Markets Australia Limited	Sydney		Securities Trading Firm	100.0
310	Deutsche Capital Partners China Limited	George Town		Financial Enterprise	100.0
311	Deutsche Cayman Ltd.	George Town		Other Enterprise	100.0
312	Deutsche CIB Centre Private Limited	Mumbai		Provider of Supporting Services	100.0
313	Deutsche Commodities Trading Co., Ltd.	Shanghai		Securities Trading Firm	100.0
314	Deutsche Custody N.V.	Amsterdam		Credit Institution	100.0
315	Deutsche Domus New Zealand Limited	Auckland		Credit Institution	100.0
316	Deutsche Emerging Markets Investments (Netherlands) B.V.	Amsterdam		Provider of Supporting Services	99.9
317	Deutsche Equities India Private Limited	Mumbai		Securities Trading Firm	100.0
318	Deutsche Far Eastern Asset Management Company Limited	Taipei		Financial Services Institution	60.0
319	Deutsche Fiduciary Services (Suisse) SA	Geneva		Other Enterprise	100.0
320	Deutsche Finance Co 1 Pty Limited	Sydney		Financial Enterprise	100.0
321	Deutsche Finance Co 2 Pty Limited	Sydney		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
322	Deutsche Finance Co 3 Pty Limited	Sydney		Financial Enterprise	100.0
323	Deutsche Finance Co 4 Pty Limited	Sydney		Financial Enterprise	100.0
324	Deutsche Finance No. 2 (UK) Limited (in members' voluntary liquidation)	London		Credit Institution	100.0
325	Deutsche Finance No. 2 Limited	George Town		Financial Enterprise	100.0
326	Deutsche Foras New Zealand Limited	Auckland		Credit Institution	100.0
327	Deutsche Futures Singapore Pte Ltd	Singapore		Securities Trading Firm	100.0
328	Deutsche Gesellschaft für Immobilien-Leasing mit beschränkter Haftung	Duesseldorf		Financial Enterprise	100.0
329	Deutsche Global Markets Limited	Tel Aviv		Provider of Supporting Services	100.0
330	Deutsche Group Holdings (SA) Proprietary Limited	Johannesburg		Financial Enterprise	100.0
331	Deutsche Group Services Pty Limited	Sydney		Provider of Supporting Services	100.0
332	Deutsche Grundbesitz Beteiligungsgesellschaft mbH	Eschborn		Financial Enterprise	100.0
333	Deutsche Grundbesitz-Anlagegesellschaft mit beschränkter Haftung	Frankfurt		Other Enterprise	99.8
334	Deutsche Haussmann S.à r.l.	Luxembourg		Securities Trading Firm	100.0
335	Deutsche Holdings (BTI) Limited	London		Financial Enterprise	100.0
336	Deutsche Holdings (Luxembourg) S.à r.l.	Luxembourg		Finance Holding Company	100.0
337	Deutsche Holdings (Malta) Ltd.	Floriana		Finance Holding Company	100.0
338	Deutsche Holdings (SA) (Proprietary) Limited	Johannesburg		Financial Enterprise	100.0
339	Deutsche Holdings Limited	London		Finance Holding Company	100.0
340	Deutsche Holdings No. 2 Limited	London		Financial Enterprise	100.0
341	Deutsche Holdings No. 3 Limited	London		Financial Enterprise	100.0
342	Deutsche Holdings No. 4 Limited	London		Financial Enterprise	100.0
343	Deutsche Immobilien Leasing GmbH	Duesseldorf		Financial Services Institution	100.0
344	Deutsche India Holdings Private Limited	Mumbai		Finance Holding Company	100.0
345	Deutsche International Corporate Services (Delaware) LLC	Wilmington		Provider of Supporting Services	100.0
346	Deutsche International Corporate Services (Ireland) Limited	Dublin		Financial Enterprise	100.0
347	Deutsche International Corporate Services Limited	St. Helier		Other Enterprise	100.0
348	Deutsche International Custodial Services Limited	St. Helier		Other Enterprise	100.0
349	Deutsche International Finance (Ireland) Limited	Dublin		Securities Trading Firm	100.0
350	Deutsche International Trust Company N.V.	Amsterdam		Other Enterprise	100.0
351	Deutsche International Trust Corporation (Mauritius) Limited	Port Louis		Other Enterprise	100.0
352	Deutsche Inversiones Dos S.A.	Santiago		Finance Holding Company	100.0
353	Deutsche Inversiones Limitada	Santiago		Financial Enterprise	100.0
354	Deutsche Investment Management Americas Inc.	Wilmington		Financial Services Institution	100.0
355	Deutsche Investments (Netherlands) N.V.	Amsterdam		Financial Enterprise	100.0
356	Deutsche Investments Australia Limited	Sydney		Securities Trading Firm	100.0
357	Deutsche Investments India Private Limited	Mumbai		Credit Institution	100.0
358	Deutsche Investor Services Private Limited	Mumbai		Other Enterprise	100.0
359	Deutsche IT License GmbH	Eschborn		Provider of Supporting Services	100.0
360	Deutsche Knowledge Services Pte. Ltd.	Singapore		Provider of Supporting Services	100.0
361	Deutsche Malta Company Ltd	Floriana		Provider of Supporting Services	100.0
362	Deutsche Managed Investments Limited	Sydney		Credit Institution	100.0
363	Deutsche Mandatos S.A.	Buenos Aires		Financial Enterprise	100.0
364	Deutsche Master Funding Corporation	Wilmington		Financial Enterprise	100.0
365	Deutsche Mexico Holdings S.à r.l.	Luxembourg		Finance Holding Company	100.0
366	Deutsche Morgan Grenfell Group Public Limited Company	London		Credit Institution	100.0
367	Deutsche Mortgage & Asset Receiving Corporation	Wilmington		Provider of Supporting Services	100.0
368	Deutsche Mortgage Securities, Inc.	Wilmington		Financial Enterprise	100.0
369	Deutsche Nederland N.V.	Amsterdam		Provider of Supporting Services	100.0
370	Deutsche New Zealand Limited	Auckland		Credit Institution	100.0
371	Deutsche Nominees Limited	London		Credit Institution	100.0
372	Deutsche Oppenheim Family Office AG	Grasbrunn		Securities Trading Firm	100.0
373	Deutsche Overseas Issuance New Zealand Limited	Auckland		Provider of Supporting Services	100.0
374	Deutsche Postbank AG	Bonn		Deposit-taking Credit Institution	100.0
375	Deutsche Postbank Finance Center Objekt GmbH	Schuettringen		Provider of Supporting Services	100.0
376	Deutsche Private Asset Management Limited	London		Other Enterprise	100.0
377	Deutsche Securities (India) Private Limited	New Delhi		Securities Trading Bank	100.0
378	Deutsche Securities (Proprietary) Limited	Johannesburg		Securities Trading Firm	100.0
379	Deutsche Securities (SA) (Proprietary) Limited	Johannesburg		Financial Enterprise	100.0
380	Deutsche Securities Asia Limited	Hong Kong		Securities Trading Firm	100.0
381	Deutsche Securities Australia Limited	Sydney		Securities Trading Bank	100.0
382	Deutsche Securities Inc.	Tokyo		Securities Trading Bank	100.0
383	Deutsche Securities Israel Ltd.	Tel Aviv		Financial Enterprise	100.0
384	Deutsche Securities Korea Co.	Seoul		Securities Trading Firm	100.0
385	Deutsche Securities Mauritius Limited	Port Louis		Securities Trading Firm	100.0
386	Deutsche Securities Menkul Degerler A.S.	Istanbul		Securities Trading Firm	100.0
387	Deutsche Securities New Zealand Limited	Auckland		Securities Trading Firm	100.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
388	Deutsche Securities S.A.	Buenos Aires		Securities Trading Firm	100.0
389	Deutsche Securities Saudi Arabia LLC	Riyadh		Securities Trading Bank	100.0
390	Deutsche Securities SpA	Santiago		Financial Enterprise	100.0
391	Deutsche Securities Venezuela S.A.	Caracas		Financial Enterprise	100.0
392	Deutsche Securities, S.A. de C.V., Casa de Bolsa	Mexico City		Securities Trading Firm	100.0
393	Deutsche Securitisation Australia Pty Limited	Sydney		Securities Trading Firm	100.0
394	Deutsche StiftungsTrust GmbH	Frankfurt		Other Enterprise	100.0
395	Deutsche Strategic Investment Holdings Yugen Kaisha	Tokyo		Financial Enterprise	100.0
396	Deutsche Transnational Trustee Corporation Inc	Charlottetown		Other Enterprise	100.0
397	Deutsche Trust Company Limited Japan	Tokyo		Other Enterprise	100.0
398	Deutsche Trustee Company Limited	London		Other Enterprise	100.0
399	Deutsche Trustee Services (India) Private Limited	Mumbai		Other Enterprise	100.0
400	Deutsche Trustees Malaysia Berhad	Kuala Lumpur		Other Enterprise	100.0
401	Deutsches Institut für Altersvorsorge GmbH	Frankfurt		Other Enterprise	78.0
402	DFC Residual Corp.	Carson City		Financial Enterprise	100.0
403	DG China Clean Tech Partners	Tianjin	1, 2,.6	Financial Enterprise	49.9
404	DI Deutsche Immobilien Baugesellschaft mbH	Frankfurt		Other Enterprise	100.0
405	DI Deutsche Immobilien Treuhandgesellschaft mbH	Frankfurt		Other Enterprise	100.0
406	DIB-Consult Deutsche Immobilien- und Beteiligungs-Beratungsgesellschaft mbH i.L.	Duesseldorf		Other Enterprise	100.0
407	DIL Financial Services GmbH & Co. KG	Duesseldorf		Other Enterprise	100.0
408	DISCA Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
409	DNU Nominees Pty Limited	Sydney		Other Enterprise	100.0
410	DSL Portfolio GmbH & Co. KG	Bonn	1	Provider of Supporting Services	100.0
411	DSL Portfolio Verwaltungs GmbH	Bonn		Financial Enterprise	100.0
412	DTS Nominees Pty Limited	Sydney		Other Enterprise	100.0
413	Durian (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
414	DWS Holding & Service GmbH	Frankfurt		Financial Enterprise	99.2
415	EC EUROPA IMMOBILIEN FONDS NR. 3 GmbH & CO. KG i.I.	Hamburg		Other Enterprise	65.2
416	Elba Finance GmbH	Eschborn		Financial Enterprise	100.0
417	Elizabethan Holdings Limited	George Town		Financial Enterprise	100.0
418	Elizabethan Management Limited	George Town		Other Enterprise	100.0
419	Estate Holdings, Inc.	St. Thomas	2	Other Enterprise	0.0
420	European Value Added I (Alternate G.P.) LLP	London	1	Financial Enterprise	100.0
421	Exinor SA (dissolution volontaire)	Bastogne		Other Enterprise	100.0
422	EXTOREL Private Equity Advisers GmbH i.L.	Cologne		Financial Enterprise	100.0
423	FARAMIR Beteiligungs- und Verwaltungs GmbH	Cologne		Financial Enterprise	100.0
424	Farezco I, S. de R.L. de C.V.	Mexico City		Financial Enterprise	100.0
425	Farezco II, S. de R.L. de C.V.	Mexico City		Financial Enterprise	100.0
426	Fenix Administración de Activos S. de R.L. de C.V.	Mexico City		Financial Enterprise	100.0
427	Fiduciaria Sant' Andrea S.r.L.	Milan		Securities Trading Firm	100.0
428	Finanza & Futuro Banca SpA	Milan		Credit Institution	100.0
429	Franz Urbig- und Oscar Schlitter-Stiftung Gesellschaft mit beschränkter Haftung	Frankfurt		Provider of Supporting Services	100.0
430	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Suhl "Rimbachzentrum" KG	Bad Homburg		Other Enterprise	74.9
431	G Finance Holding Corp.	Wilmington		Financial Enterprise	100.0
432	Gemini Technology Services Inc.	Wilmington		Provider of Supporting Services	100.0
433	German American Capital Corporation	Baltimore		Credit Institution	100.0
434	Greenwood Properties Corp.	New York	2	Financial Enterprise	0.0
435	Grundstücksgesellschaft Frankfurt Bockenheimer Landstraße GbR	Troisdorf	1	Other Enterprise	94.9
436	Grundstücksgesellschaft Kerpen-Sindorf Vogelrutherfeld GbR	Troisdorf	1, 2	Other Enterprise	0.0
437	Grundstücksgesellschaft Köln-Ossendorf VI mbH	Cologne		Financial Enterprise	100.0
438	Grundstücksgesellschaft Leipzig Petersstraße GbR	Troisdorf	1, 2	Other Enterprise	36.1
439	Grundstücksgesellschaft Wiesbaden Luisenstraße/Kirchgasse GbR	Troisdorf	1	Other Enterprise	64.7
440	Hac Investments Ltd.	Wilmington		Financial Enterprise	100.0
441	Hakkeijima Godo Kaisha	Tokyo		Financial Enterprise	95.0
442	Herengracht Financial Services B.V.	Amsterdam		Other Enterprise	100.0
443	HTB Spezial GmbH & Co. KG	Cologne	1	Industrial Holding	100.0
444	IKARIA Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne		Financial Enterprise	100.0
445	Immobilienfonds Büro-Center Erfurt am Flughafen Bindersleben I GbR	Troisdorf	1, 2	Other Enterprise	0.0
446	Immobilienfonds Büro-Center Erfurt am Flughafen Bindersleben II GbR	Troisdorf	1, 2	Other Enterprise	50.0
447	Immobilienfonds Mietwohnhäuser Quadrath-Ichendorf GbR	Troisdorf	1, 2	Other Enterprise	0.0
448	Immobilienfonds Wohn- und Geschäftshaus Köln-Blumenberg V GbR	Troisdorf	1, 2	Other Enterprise	0.0
449	IOS Finance E F C S.A.	Barcelona		Financial Enterprise	100.0
450	ISTRON Beteiligungs- und Verwaltungs-GmbH	Cologne		Financial Enterprise	100.0
451	IVAF I Manager, S.à r.l.	Luxembourg		Financial Enterprise	100.0
452	J R Nominees (Pty) Ltd	Johannesburg		Other Enterprise	100.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
453	Jyogashima Godo Kaisha	Tokyo		Financial Enterprise	100.0
454	KEBA Gesellschaft für interne Services mbH	Frankfurt		Provider of Supporting Services	100.0
455	Kidson Pte Ltd	Singapore		Financial Enterprise	100.0
456	Kingfisher Nominees Limited	Auckland		Provider of Supporting Services	100.0
457	Konsul Inkasso GmbH	Essen		Provider of Supporting Services	100.0
458	Kradavimd UK Lease Holdings Limited	London		Financial Enterprise	100.0
459	LA Water Holdings Limited	George Town		Financial Enterprise	75.0
460	Lammermuir Leasing Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
461	LAWL Pte. Ltd.	Singapore		Financial Enterprise	100.0
462	Leasing Verwaltungsgesellschaft Waltersdorf mbH	Schoenefeld		Financial Services Institution	100.0
463	Leonardo III Initial GP Limited	London		Financial Enterprise	100.0
464	Long-Tail Risk Insurers, Ltd.	Hamilton		Insurance Company	100.0
465	LWC Nominees Limited	Auckland		Provider of Supporting Services	100.0
466	MAC Investments Ltd. (in voluntary liquidation)	George Town		Financial Enterprise	100.0
467	Maher Terminals Holdings (Toronto) Limited	Vancouver		Financial Enterprise	100.0
468	Maxblue Americas Holdings, S.A.	Madrid		Financial Enterprise	100.0
469	MEF I Manager, S. à r.l.	Luxembourg		Financial Enterprise	100.0
470	MEFIS Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	62.0
471	MHL Reinsurance Ltd.	Burlington		Insurance Company	100.0
472	MIT Holdings, Inc.	Baltimore		Financial Enterprise	100.0
473	Mortgage Trading (UK) Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
474	MortgageIT Securities Corp.	Wilmington		Provider of Supporting Services	100.0
475	MortgageIT, Inc.	New York		Credit Institution	100.0
476	Navegator - SGFTC, S.A.	Lisbon		Provider of Supporting Services	100.0
477	NCKR, LLC	Wilmington		Provider of Supporting Services	100.0
478	NEPTUNO Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung	Cologne		Financial Enterprise	100.0
479	Nevada Mezz 1 LLC	Wilmington		Financial Enterprise	100.0
480	Nevada Parent 1 LLC	Wilmington		Financial Enterprise	100.0
481	Nordwestdeutscher Wohnungsbauträger Gesellschaft mit beschränkter Haftung	Frankfurt		Financial Enterprise	100.0
482	norisbank GmbH	Bonn		Deposit-taking Credit Institution	100.0
483	North American Income Fund PLC	Dublin		Financial Enterprise	67.3
484	North Las Vegas Property LLC	Wilmington		Provider of Supporting Services	100.0
485	OOO "Deutsche Bank TechCentre"	Moscow		Provider of Supporting Services	100.0
486	OOO "Deutsche Bank"	Moscow		Deposit-taking Credit Institution	100.0
487	Opal Funds (Ireland) Public Limited Company	Dublin		Provider of Supporting Services	100.0
488	OPB Verwaltungs- und Beteiligungs-GmbH	Cologne		Financial Enterprise	100.0
489	OPB Verwaltungs- und Treuhand GmbH	Cologne		Financial Enterprise	100.0
490	OPB-Holding GmbH	Cologne		Financial Enterprise	100.0
491	OPB-Nona GmbH	Frankfurt		Financial Enterprise	100.0
492	OPB-Oktava GmbH	Cologne		Financial Enterprise	100.0
493	OPB-Quarta GmbH	Cologne		Financial Enterprise	100.0
494	OPB-Quinta GmbH	Cologne		Financial Enterprise	100.0
495	OPB-Septima GmbH	Cologne		Financial Enterprise	100.0
496	Oppenheim Asset Management Services S.à r.l.	Luxembourg		Investment Management Company	100.0
497	OPPENHEIM Capital Advisory GmbH	Cologne		Financial Enterprise	100.0
498	Oppenheim Eunomia GmbH	Cologne		Financial Enterprise	100.0
499	OPPENHEIM Flottenfonds V GmbH & Co. KG	Cologne	1	Financial Enterprise	83.3
500	Oppenheim Fonds Trust GmbH	Cologne		Provider of Supporting Services	100.0
501	OPPENHEIM PRIVATE EQUITY Manager GmbH	Cologne		Financial Enterprise	100.0
502	OPPENHEIM PRIVATE EQUITY Verwaltungsgesellschaft mbH	Cologne		Financial Enterprise	100.0
503	OPS Nominees Pty Limited	Sydney		Other Enterprise	100.0
504	OVT Trust 1 GmbH	Cologne		Other Enterprise	100.0
505	OVV Beteiligungs GmbH	Cologne		Financial Enterprise	100.0
506	PADUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
507	Pan Australian Nominees Pty Ltd	Sydney		Other Enterprise	100.0
508	PB Factoring GmbH	Bonn		Financial Services Institution	100.0
509	PB Firmenkunden AG	Bonn		Provider of Supporting Services	100.0
510	PB International S.A.	Schuettringen		Financial Enterprise	100.0
511	PB Spezial-Investmentaktiengesellschaft mit Teilgesellschaftsvermögen	Bonn		Provider of Supporting Services	98.4
512	PBC Banking Services GmbH	Frankfurt		Financial Enterprise	100.0
513	PCC Services GmbH der Deutschen Bank	Essen		Provider of Supporting Services	100.0
514	Pelleport Investors, Inc.	New York		Provider of Supporting Services	100.0
515	Plantation Bay, Inc.	St. Thomas		Other Enterprise	100.0
516	Polydeuce LLC	Wilmington		Provider of Supporting Services	100.0
517	Postbank Akademie und Service GmbH	Hameln		Other Enterprise	100.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
518	Postbank Beteiligungen GmbH	Bonn		Financial Enterprise	100.0
519	Postbank Direkt GmbH	Bonn		Financial Enterprise	100.0
520	Postbank Filialvertrieb AG	Bonn		Financial Enterprise	100.0
521	Postbank Finanzberatung AG	Hameln		Other Enterprise	100.0
522	Postbank Immobilien GmbH	Hameln		Other Enterprise	100.0
523	Postbank Immobilien und Baumanagement GmbH	Bonn		Financial Enterprise	100.0
524	Postbank Immobilien und Baumanagement GmbH & Co. Objekt Leipzig KG	Bonn	1	Provider of Supporting Services	90.0
525	Postbank Leasing GmbH	Bonn		Financial Services Institution	100.0
526	Postbank Service GmbH	Essen		Provider of Supporting Services	100.0
527	Postbank Systems AG	Bonn		Provider of Supporting Services	100.0
528	Private Equity Asia Select Company III S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
529	Private Equity Global Select Company IV S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
530	Private Equity Global Select Company V S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
531	Private Equity Select Company S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
532	Private Financing Initiatives, S.L.	Barcelona		Financial Enterprise	51.0
533	PS plus Portfolio Software + Consulting GmbH	Roedermark		Other Enterprise	80.2
534	PT Deutsche Securities Indonesia	Jakarta		Securities Trading Bank	99.0
535	PT. Deutsche Verdhana Indonesia	Jakarta	2	Securities Trading Firm	40.0
536	Public joint-stock company "Deutsche Bank DBU"	Kiev		Deposit-taking Credit Institution	100.0
537	R.B.M. Nominees Pty Ltd	Sydney		Other Enterprise	100.0
538	Real Estate Secondary Opportunities Fund, LP	London	1	Financial Enterprise	100.0
539	Regula Limited	Road Town		Other Enterprise	100.0
540	RoPro U.S. Holding, Inc.	Wilmington		Financial Enterprise	100.0
541	Route 28 Receivables, LLC	Wilmington		Financial Enterprise	100.0
542	Royster Fund Management S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
543	RREEF America L.L.C.	Wilmington		Financial Enterprise	100.0
544	RREEF China REIT Management Limited	Hong Kong		Other Enterprise	100.0
545	RREEF European Value Added I (G.P.) Limited	London		Financial Enterprise	100.0
546	RREEF India Advisors Private Limited	Mumbai		Other Enterprise	100.0
547	RREEF Investment GmbH	Frankfurt		Investment Management Company	99.9
548	RREEF Management GmbH	Frankfurt		Financial Enterprise	100.0
549	RREEF Management L.L.C.	Wilmington		Other Enterprise	100.0
550	RREEF Spezial Invest GmbH	Frankfurt		Investment Management Company	100.0
551	RTS Nominees Pty Limited	Sydney		Other Enterprise	100.0
552	SAB Real Estate Verwaltungs GmbH	Hameln		Financial Enterprise	100.0
553	Sagamore Limited (in members' voluntary liquidation)	London		Financial Enterprise	100.0
554	SAGITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
555	Sal. Oppenheim Alternative Investments GmbH	Cologne		Financial Enterprise	100.0
556	Sal. Oppenheim jr. & Cie. AG & Co. Kommanditgesellschaft auf Aktien	Cologne		Deposit-taking Credit Institution	100.0
557	Sal. Oppenheim jr. & Cie. Beteiligungs GmbH	Cologne		Financial Enterprise	100.0
558	Sal. Oppenheim jr. & Cie. Komplementär AG	Cologne		Financial Enterprise	100.0
559	Sal. Oppenheim jr. & Cie. Luxembourg S.A.	Luxembourg		Deposit-taking Credit Institution	100.0
560	SAPIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
561	Sechste Salomon Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne	2	Financial Enterprise	0.0
562	Service Company Four Limited	Hong Kong		Other Enterprise	100.0
563	Sharps SP I LLC	Wilmington		Financial Enterprise	100.0
564	Structured Finance Americas, LLC	Wilmington		Securities Trading Firm	100.0
565	Süddeutsche Vermögensverwaltung Gesellschaft mit beschränkter Haftung	Frankfurt		Financial Enterprise	100.0
566	TELO Beteiligungsgesellschaft mbH	Schoenefeld		Financial Enterprise	100.0
567	Tempurrite Leasing Limited	London		Financial Enterprise	100.0
568	Thai Asset Enforcement and Recovery Asset Management Company Limited	Bangkok		Financial Enterprise	100.0
569	Tianjin Deutsche AM Fund Management Co., Ltd.	Tianjin		Provider of Supporting Services	100.0
570	Treuinvest Service GmbH	Frankfurt		Other Enterprise	100.0
571	Trevona Limited	Road Town		Other Enterprise	100.0
572	Triplereason Limited	London		Financial Enterprise	100.0
573	UKE Grundstücksgesellschaft mbH	Troisdorf	2	Financial Enterprise	0.0
574	UKE, s.r.o.	Belá		Other Enterprise	100.0
575	Ullmann - Esch Grundstücksgesellschaft Kirchnerstraße GbR	Troisdorf	1, 2	Other Enterprise	0.0
576	Ullmann - Esch Grundstücksverwaltungsgesellschaft Disternich GbR	Troisdorf	1, 2	Other Enterprise	0.0
577	Ullmann Ullmann Krockow Krockow Esch GbR	Troisdorf	1, 2	Other Enterprise	0.0
578	VCM MIP 2002 GmbH & Co. KG i.L.	Cologne	1	Financial Enterprise	90.0
579	VCM MIP II GmbH & Co. KG i.L.	Cologne	1	Financial Enterprise	90.0
580	VCM Treuhand Beteiligungsverwaltung GmbH	Cologne		Financial Enterprise	100.0
581	VCP Treuhand Beteiligungsgesellschaft mbH	Cologne		Financial Enterprise	100.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
582	VCP Verwaltungsgesellschaft mbH i.L.	Cologne		Financial Enterprise	100.0
583	Vertriebsgesellschaft mbH der Deutschen Bank Privat- und Geschäftskunden	Berlin		Provider of Supporting Services	100.0
584	Vesta Real Estate S.r.l.	Milan		Provider of Supporting Services	100.0
585	VÖB-ZVD Processing GmbH	Frankfurt		Payment Institution	100.0
586	Wealthspur Investment Company Limited	Labuan		Financial Enterprise	100.0
587	WEPLA Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
588	Whale Holdings S.à r.l.	Luxembourg		Financial Enterprise	100.0
589	5000 Yonge Street Toronto Inc.	Toronto		Financial Enterprise	100.0

Consolidated Structured Entities

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
590	Amber Investments S.à r.l.	Luxembourg		Financial Enterprise	100.0
591	Aqueduct Capital S.à r.l.	Luxembourg		Provider of Supporting Services	100.0
592	Argentina Capital Protected Investments Limited	George Town	7	Other Enterprise	
593	Asset Repackaging Trust Five B.V.	Amsterdam	7	Financial Enterprise	
594	Atena SPV S.r.l	Conegliano		Financial Enterprise	60.0
595	Atlas Investment Company 1 S.à r.l.	Luxembourg		Financial Enterprise	
596	Atlas Investment Company 2 S.à r.l.	Luxembourg		Financial Enterprise	
597	Atlas Investment Company 3 S.à r.l.	Luxembourg		Financial Enterprise	
598	Atlas Investment Company 4 S.à r.l.	Luxembourg		Financial Enterprise	
599	Atlas Portfolio Select SPC	George Town		Financial Enterprise	0.0
600	Atlas SICAV - FIS	Luxembourg	7	Other Enterprise	
601	Axia Insurance, Ltd.	Hamilton	7	Reinsurance Company	
602	Axiom Shelter Island LLC	San Diego		Provider of Supporting Services	100.0
603	Azurix AGOSBA S.R.L.	Buenos Aires		Financial Enterprise	100.0
604	Azurix Argentina Holding, Inc.	Wilmington		Financial Enterprise	100.0
605	Azurix Buenos Aires S.A. (en liquidacion)	Buenos Aires		Provider of Supporting Services	100.0
606	Azurix Cono Sur, Inc.	Wilmington		Financial Enterprise	100.0
607	Azurix Corp.	Wilmington		Financial Enterprise	100.0
608	Azurix Latin America, Inc.	Wilmington		Financial Enterprise	100.0
609	Baltics Credit Solutions Latvia SIA	Riga		Financial Enterprise	
610	BC Mumbai Shipping Limited	St. John's		Other Enterprise	
611	BC San Francisco Shipping Limited	St. John's		Other Enterprise	
612	Block 1949, LLC	Wilmington	2	Provider of Supporting Services	0.0
613	Bürohaus Hauptstraße Gewerbeimmobilien Limited & Co. KG	Frankfurt		Other Enterprise	
614	Büropark Heimstetten Vermögensverwaltungs Limited & Co. KG	Frankfurt		Other Enterprise	
615	Castlebay Asia Flexible Fund SICAV-FIS - Taiwan Bond Fund	Luxembourg		Other Enterprise	
616	Cathay Capital (Labuan) Company Limited	Labuan		Other Enterprise	
617	Cathay Capital Company Limited	Port Louis		Financial Enterprise	9.5
618	Cathay Strategic Investment Company Limited	Hong Kong		Financial Enterprise	
619	Cathay Strategic Investment Company No. 2 Limited	George Town		Financial Enterprise	
620	Cayman Reference Fund Holdings Limited	George Town		Provider of Supporting Services	
621	Charitable Luxembourg Four S.à r.l.	Luxembourg		Financial Enterprise	
622	Charitable Luxembourg Three S.à r.l.	Luxembourg		Financial Enterprise	
623	Charitable Luxembourg Two S.à r.l.	Luxembourg		Financial Enterprise	
624	Charlton (Delaware), Inc.	Wilmington		Financial Enterprise	100.0
625	China Recovery Fund LLC	Wilmington		Financial Enterprise	85.0
626	CITAN Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
627	CLASS Limited	St. Helier	7	Other Enterprise	
628	Collins Capital Low Volatility Performance II Special Investments, Ltd.	Road Town		Financial Enterprise	
629	Concept Fund Solutions Public Limited Company	Dublin	7	Other Enterprise	0.2
630	Crofton Invest, S.L.	Madrid		Other Enterprise	
631	Danube Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
632	Dariconic Limited	Dublin		Financial Enterprise	
633	Dawn-BV II LLC	Wilmington		Provider of Supporting Services	100.0
634	Dawn-BV LLC	Wilmington		Provider of Supporting Services	100.0
635	DB (Barbados) SRL	Christ Church		Provider of Supporting Services	100.0
636	DB Aircraft Leasing Master Trust	Wilmington	2	Financial Enterprise	0.0
637	DB Alternative Strategies Limited	George Town		Securities Trading Firm	100.0
638	DB Apex (Luxembourg) S.à r.l.	Luxembourg		Financial Enterprise	100.0
639	DB Apex Management Limited	George Town		Financial Enterprise	100.0
640	DB Asia Pacific Holdings Limited	George Town		Financial Enterprise	100.0
641	DB Aster II, LLC	Wilmington		Provider of Supporting Services	100.0
642	DB Aster III, LLC	Wilmington		Provider of Supporting Services	100.0
643	DB Aster, Inc.	Wilmington		Financial Enterprise	100.0
644	DB Aster, LLC	Wilmington		Provider of Supporting Services	100.0
645	DB Avila Ltd.	George Town		Provider of Supporting Services	100.0
646	DB Capital Investments Sàrl	Luxembourg		Credit Institution	100.0
647	DB Chambers Limited	George Town		Provider of Supporting Services	100.0
648	DB Covered Bond S.r.l.	Conegliano		Financial Enterprise	90.0
649	DB Credit Investments S.à r.l.	Luxembourg		Credit Institution	100.0
650	DB Dawn, Inc.	Wilmington		Financial Enterprise	100.0
651	DB Elara LLC	Wilmington		Financial Enterprise	100.0
652	db ETC Index plc	St. Helier	7	Provider of Supporting Services	

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
653	db ETC plc	St. Helier	7	Provider of Supporting Services	
654	DB Finance International GmbH	Eschborn		Financial Enterprise	100.0
655	DB Ganymede 2006 L.P.	Camana Bay	1	Credit Institution	100.0
656	DB Global Markets Multi-Strategy Fund I Ltd.	George Town		Financial Enterprise	100.0
657	DB Global Masters Multi-Strategy Trust	George Town		Financial Enterprise	100.0
658	DB Global Masters Trust	George Town	7	Securities Trading Firm	
659	DB Green Holdings Corp.	Wilmington		Financial Enterprise	100.0
660	DB Green, Inc.	New York		Credit Institution	100.0
661	DB Hypernova LLC	Wilmington		Credit Institution	100.0
662	DB Immobilienfonds 1 Wieland KG	Frankfurt		Other Enterprise	
663	DB Immobilienfonds 2 GmbH & Co. KG	Frankfurt		Financial Enterprise	74.0
664	DB Immobilienfonds 4 GmbH & Co. KG i.L.	Frankfurt		Other Enterprise	0.2
665	DB Immobilienfonds 5 Wieland KG	Frankfurt		Other Enterprise	
666	DB Impact Investment (GP) Limited	London		Financial Enterprise	100.0
667	DB Infrastructure Holdings (UK) No.1 Limited	London		Financial Enterprise	100.0
668	DB Investment Resources (US) Corporation	Wilmington		Financial Enterprise	100.0
669	DB Investment Resources Holdings Corp.	Wilmington		Financial Enterprise	100.0
670	DB Io LP	Wilmington	1	Financial Enterprise	100.0
671	DB Litigation Fee LLC	Wilmington		Financial Enterprise	100.0
672	DB Master Fundo de Investimento em Direitos Creditórios Não-Padronizados de Precatórios Federais	Rio de Janeiro		Financial Enterprise	29.3
673	DB Munico Ltd.	George Town		Provider of Supporting Services	100.0
674	DB Platinum II	Luxembourg	7	Other Enterprise	1.5
675	DB PWM	Luxembourg	7	Other Enterprise	
676	DB PWM - Active Asset Allocation Growth II	Luxembourg		Provider of Supporting Services	100.0
677	DB PWM II - LiquidAlts UCITS (Euro)	Luxembourg		Other Enterprise	69.5
678	DB RC Holdings, LLC	Wilmington		Financial Enterprise	100.0
679	DB Real Estate Canadainvest 1 Inc.	Toronto		Financial Enterprise	100.0
680	DB Safe Harbour Investment Projects Limited	London		Financial Enterprise	100.0
681	DB STG Lux 10 S.à r.l.	Luxembourg		Other Enterprise	100.0
682	DB STG Lux 11 S.à r.l.	Luxembourg		Other Enterprise	100.0
683	DB STG Lux 12 S.à r.l.	Luxembourg		Other Enterprise	100.0
684	DB STG Lux 9 S.à r.l.	Luxembourg		Other Enterprise	100.0
685	db x-trackers	Luxembourg	7	Other Enterprise	0.7
686	db x-trackers II	Luxembourg	7	Other Enterprise	1.3
687	dbInvestor Solutions Public Limited Company	Dublin	7	Financial Enterprise	
688	DBRE Global Real Estate Management US IA, L.L.C.	Wilmington		Financial Enterprise	100.0
689	DBRE Global Real Estate Management US IB, L.L.C.	Wilmington		Financial Enterprise	100.0
690	DBRMS4	George Town	1, 4	Financial Enterprise	100.0
691	DBX ETF Trust	Wilmington	7	Other Enterprise	
692	De Heng Asset Management Company Limited	Beijing		Financial Enterprise	
693	DeAM Capital Protect 2014	Frankfurt		Other Enterprise	
694	DeAM Capital Protect 2019	Frankfurt		Other Enterprise	
695	DeAM Capital Protect 2024	Frankfurt		Other Enterprise	
696	DeAM Capital Protect 2029	Frankfurt		Other Enterprise	
697	DeAM Capital Protect 2034	Frankfurt		Other Enterprise	
698	DeAM Capital Protect 2039	Frankfurt		Other Enterprise	
699	DeAM Capital Protect 2044	Frankfurt		Other Enterprise	
700	DeAM Capital Protect 2049	Frankfurt		Other Enterprise	
701	Deloraine Spain SL	Madrid		Financial Enterprise	
702	Deutsche Bank Best Allocation - Protect 80	Luxembourg		Other Enterprise	
703	Deutsche Bank Best Allocation - Protect 90	Luxembourg		Other Enterprise	
704	Deutsche Bank Capital Finance LLC I	Wilmington		Credit Institution	100.0
705	Deutsche Bank Capital Finance Trust I	Wilmington	2	Financial Enterprise	0.0
706	Deutsche Bank Capital LLC I	Wilmington		Credit Institution	100.0
707	Deutsche Bank Capital Trust I	Wilmington	2	Financial Enterprise	0.0
708	Deutsche Bank Contingent Capital LLC II	Wilmington		Credit Institution	100.0
709	Deutsche Bank Contingent Capital LLC III	Wilmington		Credit Institution	100.0
710	Deutsche Bank Contingent Capital LLC IV	Wilmington		Credit Institution	100.0
711	Deutsche Bank Contingent Capital LLC V	Wilmington		Credit Institution	100.0
712	Deutsche Bank Contingent Capital Trust II	Wilmington	2	Financial Enterprise	0.0
713	Deutsche Bank Contingent Capital Trust III	Wilmington	2	Financial Enterprise	0.0
714	Deutsche Bank Contingent Capital Trust IV	Wilmington	2	Financial Enterprise	0.0
715	Deutsche Bank Contingent Capital Trust V	Wilmington	2	Financial Enterprise	0.0
716	Deutsche Bank Luxembourg S.A. - Fiduciary Deposits	Luxembourg	7	Other Enterprise	
717	Deutsche Bank Luxembourg S.A. - Fiduciary Note Programme	Luxembourg	7	Other Enterprise	

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
718	Deutsche Colombia S.A.S.	Bogotá		Securities Trading Firm	100.0
719	Deutsche Income Trust - Deutsche Limited Maturity Quality Income Fund	Boston		Other Enterprise	100.0
720	Deutsche Income Trust - Deutsche Ultra-Short Investment Grade Fund	Boston		Other Enterprise	100.0
721	Deutsche Institutional Money plus	Luxembourg		Other Enterprise	
722	Deutsche Institutional USD Money plus	Luxembourg		Other Enterprise	
723	Deutsche International Fund, Inc. - Deutsche Emerging Markets Frontier Fund	Baltimore		Other Enterprise	100.0
724	Deutsche Invest I	Luxembourg	7	Other Enterprise	
725	Deutsche Investment Trust - Deutsche CROCI U.S. Fund	Boston		Other Enterprise	100.0
726	Deutsche Leasing New York Corp.	New York		Financial Enterprise	100.0
727	Deutsche Postbank Funding LLC I	Wilmington		Credit Institution	100.0
728	Deutsche Postbank Funding LLC II	Wilmington		Credit Institution	100.0
729	Deutsche Postbank Funding LLC III	Wilmington		Credit Institution	100.0
730	Deutsche Postbank Funding LLC IV	Wilmington		Credit Institution	100.0
731	Deutsche Postbank Funding Trust I	Wilmington	2	Financial Enterprise	0.0
732	Deutsche Postbank Funding Trust II	Wilmington	2	Financial Enterprise	0.0
733	Deutsche Postbank Funding Trust III	Wilmington	2	Financial Enterprise	0.0
734	Deutsche Postbank Funding Trust IV	Wilmington	2	Financial Enterprise	0.0
735	Deutsche Services Polska Sp. z o.o.	Warsaw		Provider of Supporting Services	100.0
736	Drehscheibe Bochum GmbH & Co. KG	Frankfurt		Other Enterprise	100.0
737	Dusk LLC	Wilmington		Provider of Supporting Services	100.0
738	DWS (CH) - Pension Garant 2017	Zurich		Other Enterprise	
739	DWS Garant 80 FPI	Luxembourg		Financial Enterprise	
740	DWS Garant Top Dividende 2018	Luxembourg		Other Enterprise	
741	DWS Vorsorge - Premium Balance Plus	Luxembourg		Other Enterprise	
742	DWS World Protect 90	Luxembourg		Other Enterprise	
743	DWS Zeitwert Protect	Luxembourg		Financial Enterprise	
744	Dynamic Infrastructure Securities Fund LP	Wilmington		Financial Enterprise	
745	Earls Eight Limited	George Town	7	Other Enterprise	
746	Earls Four Limited	George Town	7	Other Enterprise	
747	EARLS Trading Limited	George Town		Financial Enterprise	
748	ECT Holdings Corp.	Wilmington		Credit Institution	100.0
749	Einkaufszentrum "HVD Dresden" S.à.r.l & Co. KG	Cologne		Other Enterprise	
750	Eirles Three Designated Activity Company	Dublin	7	Financial Enterprise	
751	Eirles Two Designated Activity Company	Dublin	7	Financial Enterprise	
752	Elmo Funding GmbH	Eschborn		Financial Enterprise	100.0
753	Elmo Leasing Vierzehnte GmbH	Eschborn		Provider of Supporting Services	100.0
754	Emerald Asset Repackaging Designated Activity Company	Dublin		Credit Institution	100.0
755	Emerging Markets Capital Protected Investments Limited	George Town	7	Other Enterprise	
756	Emeris	George Town		Securities Trading Firm	
757	Epicuro SPV S.r.l.	Conegliano		Financial Enterprise	
758	Equinox Credit Funding Public Limited Company	Dublin	7	Financial Enterprise	
759	Erste Frankfurter Hoist GmbH	Eschborn		Financial Enterprise	100.0
760	Eurohome (Italy) Mortgages S.r.l.	Conegliano		Financial Enterprise	
761	European Strategic Real Estate Fund ICAV	Dublin		Other Enterprise	
762	Feale Sp. z o.o.	Wolica		Other Enterprise	
763	Finaqua Limited	London		Financial Enterprise	
764	Fondo Privado de Titulizacion Activos Reales 1 B.V.	Amsterdam		Other Enterprise	
765	Fondo Privado de Titulización PYMES I Limited	Dublin		Financial Enterprise	
766	Fortis Flexi IV - Bond Medium Term RMB	Luxembourg		Financial Services Institution	100.0
767	FRANKFURT CONSULT GmbH	Frankfurt		Financial Enterprise	100.0
768	Fullgoal China Access RQFII Fund SPC - Fullgoal RQFII Bond Sub-Fund	George Town		Other Enterprise	
769	Fundo de Investimento em Direitos Creditórios Não-Padronizados - Precatório Federal 4870-1	Rio de Janeiro		Financial Enterprise	100.0
770	Fundo de Investimento em Direitos Creditórios Não-Padronizados - Precatórios Federais DB I	Rio de Janeiro		Financial Enterprise	100.0
771	Fundo de Investimento em Quotas de Fundos de Investimento em Direitos Creditórios Não-Padronizados Global Markets	Rio de Janeiro		Financial Enterprise	100.0
772	GAC-HEL II, Inc.	Wilmington		Provider of Supporting Services	100.0
773	GAC-HEL, Inc.	Wilmington		Provider of Supporting Services	100.0
774	Gladyr Spain, S.L.	Madrid		Financial Enterprise	
775	Glamour Bulk 1 Maritime Limited	Monrovia		Other Enterprise	
776	Global Markets Fundo de Investimento Multimercado	Rio de Janeiro		Financial Enterprise	100.0
777	Global Markets III Fundo de Investimento Multimercado - Crédito Privado e Investimento No Exterior	Rio de Janeiro		Financial Enterprise	100.0
778	Global Opportunities Co-Investment Feeder, LLC	Wilmington		Financial Enterprise	
779	Global Opportunities Co-Investment, LLC	Wilmington		Financial Enterprise	

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
780	Grundstücksverwaltung Martin-Behaim-Strasse Gewerbeimmobilien Limited & Co. KG	Frankfurt	1	Other Enterprise	
781	GWC-GAC Corp.	Wilmington		Provider of Supporting Services	100.0
782	Hamildak Limited	Dublin		Financial Enterprise	
783	Harbour Finance Limited	Dublin	2	Credit Institution	0.0
784	Harvest Select Funds - Harvest China Fixed Income Fund II	Hong Kong		Other Enterprise	
785	Iberia Inversiones II Limited	Dublin		Financial Enterprise	
786	Iberia Inversiones Limited	Dublin		Financial Enterprise	
787	India Debt Opportunities Fund	Mumbai		Provider of Supporting Services	
788	Infrastructure Holdings (Cayman) SPC	George Town		Financial Enterprise	
789	Inn Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
790	Investor Solutions Limited	St. Helier	7	Other Enterprise	
791	Isar Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
792	iShares Edge MSCI Australia Minimum Volatility ETF	Melbourne		Other Enterprise	99.2
793	iShares Edge MSCI Australia Multifactor ETF	Melbourne		Other Enterprise	97.3
794	iShares Edge MSCI World Minimum Volatility ETF	Melbourne		Other Enterprise	99.5
795	iShares Edge MSCI World Multifactor ETF	Melbourne		Other Enterprise	97.3
796	IVAF (Jersey) Limited	St. Helier		Provider of Supporting Services	
797	JB Hotel Private Placement Real Estate Trust No. 1	Seoul		Other Enterprise	100.0
798	Kelsey Street LLC	Wilmington		Provider of Supporting Services	100.0
799	Kingfisher Canada Holdings LLC	Wilmington		Financial Enterprise	100.0
800	Kingfisher Holdings LLC	Wilmington		Financial Enterprise	100.0
801	KOMPASS 3 Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
802	KOMPASS 3 Erste Beteiligungsgesellschaft mbH & Co. Euro KG i.L.	Duesseldorf	1	Provider of Supporting Services	96.1
803	KOMPASS 3 Zweite Beteiligungsgesellschaft mbH & Co. USD KG i.L.	Duesseldorf	1	Provider of Supporting Services	97.0
804	Kratus Inversiones Designated Activity Company	Dublin		Financial Enterprise	
805	La Fayette Dedicated Basket Ltd.	Road Town		Securities Trading Firm	
806	Lagoon Finance Designated Activity Company	Dublin	7	Financial Enterprise	
807	Leo Consumo 1 S.r.l.	Conegliano		Financial Enterprise	
808	Leo Consumo 2 S.r.l.	Conegliano		Financial Enterprise	70.0
809	87 Leonard Development LLC	Wilmington		Provider of Supporting Services	100.0
810	Leonardo Charitable 1 Limited	George Town		Provider of Supporting Services	
811	Leonardo Secondary Opportunities Fund III (Alternate GP of GP), LP	Wilmington	1	Financial Enterprise	
812	Leonardo Secondary Opportunities Fund III (Alternate GP), LP	Wilmington	1	Financial Enterprise	
813	Leonardo Secondary Opportunities Fund III (GP) Limited	George Town		Financial Enterprise	
814	Leonardo Secondary Opportunities Fund III (Limited Partner) Limited	George Town		Financial Enterprise	
815	Leonardo Secondary Opportunities III (SLP GP) Limited	Edinburgh		Financial Enterprise	
816	Leonardo Secondary Opportunities III SLP, LP	Edinburgh	1	Financial Enterprise	0.3
817	Life Mortgage S.r.l.	Rome		Financial Enterprise	
818	Macondo Spain SL	Madrid		Other Enterprise	100.0
819	Manta Acquisition LLC	Wilmington		Financial Enterprise	100.0
820	Manta Group LLC	Wilmington		Financial Enterprise	100.0
821	Mars Investment Trust II	New York		Financial Enterprise	100.0
822	Mars Investment Trust III	New York		Financial Enterprise	100.0
823	Master Aggregation Trust	Wilmington		Other Enterprise	
824	Maxima Alpha Bomaral Limited (in liquidation)	St. Helier		Securities Trading Firm	
825	Merlin I	George Town		Securities Trading Firm	
826	Merlin II	George Town		Securities Trading Firm	
827	Merlin XI	George Town		Securities Trading Firm	
828	Meseta Inversiones Designated Activity Company	Dublin		Financial Enterprise	
829	Mexico Capital Protected Investments Limited	George Town	7	Other Enterprise	
830	Micro-E Finance S.r.l.	Rome		Financial Enterprise	
831	Midsel Limited	London		Other Enterprise	100.0
832	Mira GmbH & Co. KG	Frankfurt	1	Provider of Supporting Services	100.0
833	Moon Leasing Limited	London		Financial Enterprise	100.0
834	Motion Picture Productions One GmbH & Co. KG	Frankfurt	1	Financial Enterprise	100.0
835	MPP Beteiligungsgesellschaft mbH	Frankfurt		Financial Enterprise	100.0
836	MS "JPO TUCANA" Schiffahrtsgesellschaft mbH & Co. KG i.I.	Stade		Other Enterprise	
837	NCW Holding Inc.	Vancouver		Financial Enterprise	100.0
838	New 87 Leonard, LLC	Wilmington		Financial Enterprise	100.0
839	Nineco Leasing Limited	London		Financial Enterprise	100.0
840	Oasis Securitisation S.r.l.	Conegliano	2	Financial Enterprise	0.0
841	Oder Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
842	Odin Mortgages Limited	London		Financial Enterprise	
843	Oona Solutions, Fonds Commun de Placement	Luxembourg	7	Other Enterprise	
844	OPAL, en liquidation volontaire	Luxembourg	7	Other Enterprise	

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
845	Operadora de Buenos Aires S.R.L.	Buenos Aires		Financial Enterprise	100.0
846	Opus Niestandaryzowany Sekurytyzacyjny Fundusz Inwestycyjny Zamkniety	Warsaw		Financial Enterprise	
847	Oran Limited	George Town		Financial Enterprise	
848	Orchid Pubs & Restaurants Limited	London		Other Enterprise	
849	OTTAM Mexican Capital Trust Designated Activity Company	Dublin	7	Financial Enterprise	
850	Palladium Securities 1 S.A.	Luxembourg	7	Financial Enterprise	
851	PanAsia Funds Investments Ltd.	George Town	7	Financial Enterprise	
852	PARTS Funding, LLC	Wilmington		Financial Enterprise	100.0
853	PARTS Student Loan Trust 2007-CT1	Wilmington		Financial Enterprise	100.0
854	PD Germany Funding Company II, Ltd.	George Town		Financial Enterprise	
855	PD Germany Funding Company IV, Ltd.	George Town		Financial Enterprise	
856	PD Germany Funding Company V, Ltd.	George Town		Financial Enterprise	
857	PEIF II SLP Feeder, L.P.	Edinburgh		Financial Enterprise	0.7
858	Peruda Leasing Limited	London		Financial Enterprise	100.0
859	Perus 1 S.à r.l.	Luxembourg		Financial Enterprise	
860	Philippine Opportunities for Growth and Income (SPV-AMC), INC.	Manila		Financial Services Institution	95.0
861	PIMCO PARS I - Poste Vite	George Town		Other Enterprise	
862	PIMCO PARS V - Poste Vite	George Town		Other Enterprise	
863	Pinehurst Securities SA	Luxembourg	7	Financial Enterprise	
864	Port Elizabeth Holdings LLC	Wilmington		Financial Enterprise	100.0
865	Private Markets ICAV	Dublin		Other Enterprise	
866	Pyxis Nautica S.A.	Luxembourg		Provider of Supporting Services	
867	Quantum 13 LLC	Wilmington		Provider of Supporting Services	100.0
868	Quartz No. 1 S.A.	Luxembourg	2	Financial Enterprise	0.0
869	Reference Capital Investments Limited	London		Credit Institution	100.0
870	Regal Limited	George Town	7	Other Enterprise	
871	REO Properties Corporation	Wilmington		Provider of Supporting Services	100.0
872	REO Properties Corporation II	Wilmington	2	Provider of Supporting Services	0.0
873	Residential Mortgage Funding Trust	Toronto		Financial Enterprise	
874	Rhine Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
875	RM Ayr Limited (in liquidation)	Dublin		Financial Enterprise	
876	RM Chestnut Limited (in liquidation)	Dublin		Financial Enterprise	
877	RM Fife Limited (in liquidation)	Dublin		Financial Enterprise	
878	RM Multi-Asset Limited (in liquidation)	Dublin		Financial Enterprise	
879	RM Sussex Limited (in liquidation)	Dublin		Financial Enterprise	
880	RM Triple-A Limited (in liquidation)	Dublin		Financial Enterprise	
881	RREEF Global Opportunities Fund III, LLC	Wilmington		Financial Enterprise	
882	RREEF North American Infrastructure Fund A, L.P.	Wilmington		Financial Enterprise	99.9
883	RREEF North American Infrastructure Fund B, L.P.	Wilmington		Financial Enterprise	99.9
884	SABRE Securitisation Limited	Sydney		Other Enterprise	
885	SCB Alpspitze UG (haftungsbeschränkt)	Frankfurt		Financial Enterprise	
886	Schiffahrts-Gesellschaft "HS DEBUSSY" mbH & Co. KG i.I.	Hamburg		Other Enterprise	
887	Schiffahrts-Gesellschaft "HS WAGNER" mbH & Co. KG i.I.	Hamburg		Other Enterprise	
888	Select Access Investments Limited	Sydney	7	Other Enterprise	
889	Silrendel, S. de R. L. de C. V.	Mexico City		Financial Enterprise	100.0
890	Singer Island Tower Suite LLC	Wilmington		Provider of Supporting Services	100.0
891	Sixco Leasing Limited	London		Financial Enterprise	100.0
892	SMART SME CLO 2006-1, Ltd.	George Town		Financial Enterprise	
893	SOLIDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Enterprise	100.0
894	SP Mortgage Trust	Wilmington		Other Enterprise	100.0
895	Strategic Global Opportunities Limited - Class A Main USD	Nassau		Financial Enterprise	
896	STTN, Inc.	Wilmington		Provider of Supporting Services	100.0
897	Swabia 1 Limited	Dublin		Financial Enterprise	
898	Swabia 1. Vermögensbesitz-GmbH	Eschborn		Financial Enterprise	100.0
899	Tagus - Sociedade de Titularização de Creditos, S.A.	Lisbon		Financial Enterprise	100.0
900	The Canary Star Trust	George Town		Provider of Supporting Services	100.0
901	The GIII Accumulation Trust	Wilmington		Other Enterprise	
902	The India Debt Opportunities Fund Limited	Ebène City		Provider of Supporting Services	
903	The PEB Accumulation Trust	Wilmington		Other Enterprise	
904	The SLA Accumulation Trust	Wilmington		Other Enterprise	
905	Threadneedle Lending Limited	London		Financial Enterprise	
906	Tintin III SPC	George Town		Securities Trading Firm	
907	Trave Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
908	TRS Aria LLC	Wilmington		Credit Institution	100.0
909	TRS Birch II LTD	George Town		Credit Institution	100.0
910	TRS Birch LLC	Wilmington		Other Enterprise	100.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
911	TRS Cypress II LTD	George Town		Credit Institution	100.0
912	TRS Elm II LTD	George Town		Credit Institution	100.0
913	TRS Leda LLC	Wilmington		Credit Institution	100.0
914	TRS Maple II LTD	George Town		Credit Institution	100.0
915	TRS Oak II LTD	George Town		Credit Institution	100.0
916	TRS Oak LLC	Wilmington		Other Enterprise	100.0
917	TRS Poplar II LTD	George Town		Credit Institution	100.0
918	TRS Scorpio LLC	Wilmington		Credit Institution	100.0
919	TRS Spruce II LTD	George Town		Credit Institution	100.0
920	TRS SVCO LLC	Wilmington		Credit Institution	100.0
921	TRS Sycamore II LTD	George Town		Credit Institution	100.0
922	TRS Tupelo II LTD	George Town		Credit Institution	100.0
923	TRS Tupelo LLC	Wilmington		Credit Institution	100.0
924	TRS Venor LLC	Wilmington		Credit Institution	100.0
925	TRS Walnut II LTD	George Town		Credit Institution	100.0
926	TRS Walnut LLC	Wilmington		Other Enterprise	100.0
927	VCM Golding Mezzanine GmbH & Co. KG	Munich	1	Financial Enterprise	0.0
928	Vermögensfondmandat Flexible (80 % teilgeschützt)	Luxembourg		Other Enterprise	
929	Wendelstein 2015-1 UG (haftungsbeschränkt)	Frankfurt		Financial Enterprise	
930	World Trading (Delaware) Inc.	Wilmington		Financial Enterprise	100.0
931	ZALLUS Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
932	ZARAT Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
933	ZARAT Beteiligungsgesellschaft mbH & Co. Leben II KG i.L.	Duesseldorf	1	Provider of Supporting Services	98.1
934	ZELAS Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
935	ZELAS Beteiligungsgesellschaft mbH & Co. Leben I KG i.L.	Duesseldorf	1	Provider of Supporting Services	98.2
936	Zumirez Drive LLC	Wilmington		Provider of Supporting Services	100.0
937	ZURET Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
938	Zurich - DWS Life Cycle Balance II	Luxembourg		Other Enterprise	

Companies accounted for at equity

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
939	AcadiaSoft, Inc.	Wilmington		Other Enterprise	4.5
940	AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung	Frankfurt		Credit Institution	26.9
941	Argantis GmbH i.L.	Cologne		Industrial Holding	50.0
942	Baigo Capital Partners Fund 1 Parallel 1 GmbH & Co. KG	Bad Soden am Taunus		Industrial Holding	49.8
943	BANKPOWER GmbH Personaldienstleistungen	Frankfurt		Other Enterprise	30.0
944	Bestra Gesellschaft für Vermögensverwaltung mit beschränkter Haftung	Duesseldorf		Financial Enterprise	49.0
945	BFDB Tax Credit Fund 2011, Limited Partnership	New York	8	Industrial Holding	99.9
946	BHS tabletop Aktiengesellschaft	Selb		Other Enterprise	28.9
947	BVT-CAM Private Equity Beteiligungs GmbH	Gruenwald		Financial Enterprise	50.0
948	BVT-CAM Private Equity Management & Beteiligungs GmbH	Gruenwald		Financial Enterprise	50.0
949	Comfund Consulting Limited	Bangalore		Other Enterprise	30.0
950	Craigs Investment Partners Limited	Tauranga		Securities Trading Bank	49.9
951	Cyber Defence Alliance Limited	London	9	Provider of Supporting Services	0.0
952	DB Real Estate Global Opportunities IB (Offshore), L.P.	Camana Bay		Financial Enterprise	34.6
953	DBG Eastern Europe II Limited Partnership	St. Helier		Financial Enterprise	25.9
954	DD Finansman Anonim Sirketi	Sisli		Credit Institution	49.0
955	Deutsche Börse Commodities GmbH	Eschborn		Other Enterprise	16.2
956	Deutsche Financial Capital I Corp.	Greensboro		Financial Enterprise	50.0
957	Deutsche Financial Capital Limited Liability Company	Greensboro		Credit Institution	50.0
958	Deutsche Gulf Finance	Riyadh		Credit Institution	29.1
959	Deutsche Regis Partners Inc	Makati City		Securities Trading Firm	49.0
960	Deutsche TISCO Investment Advisory Company Limited	Bangkok		Securities Trading Firm	49.0
961	Deutsche Zurich Pensiones Entidad Gestora de Fondos de Pensiones, S.A.	Barcelona		Other Enterprise	50.0
962	Deutscher Pensionsfonds Aktiengesellschaft	Bonn		Other Enterprise	25.1
963	DIL Internationale Leasinggesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
964	Domus Beteiligungsgesellschaft der Privaten Bausparkassen mbH	Berlin		Finance Holding Company	21.1
965	Elbe Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
966	EOL2 Holding B.V.	Amsterdam		Financial Enterprise	45.0
967	eolec	Issy-les-Moulineaux		Other Enterprise	33.3
968	equiNotes Management GmbH	Duesseldorf		Other Enterprise	50.0
969	EVROENERGIAKI S.A.	Athens		Other Enterprise	40.0
970	Finance in Motion GmbH	Frankfurt		Securities Trading Firm	19.9
971	Fünfte SAB Treuhand und Verwaltung GmbH & Co. "Leipzig-Magdeburg" KG	Bad Homburg		Other Enterprise	41.2
972	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Dresden "Louisenstraße" KG	Bad Homburg		Other Enterprise	30.6
973	G.O. IB-SIV Feeder, L.L.C.	Wilmington		Financial Enterprise	15.7
974	GALLOP, LLC	Lexington	9	Other Enterprise	0.0
975	German Public Sector Finance B.V.	Amsterdam		Credit Institution	50.0
976	Gesellschaft für Kreditsicherung mit beschränkter Haftung	Berlin		Industrial Holding	36.7
977	giropay GmbH	Frankfurt		Other Enterprise	33.3
978	Gordian Knot Limited	London		Securities Trading Firm	32.4
979	Graphite Resources (Knightsbridge) Limited	London		Other Enterprise	45.0
980	Graphite Resources Holdings Limited	London	8	Industrial Holding	70.0
981	Great Future International Limited	Road Town		Financial Enterprise	43.0
982	Grundstücksgesellschaft Bürohäuser Köln Rheinhallen GbR	Troisdorf	1	Other Enterprise	15.6
983	Grundstücksgesellschaft Karlsruhe Kaiserstraße GbR	Troisdorf	1	Other Enterprise	3.4
984	Grundstücksgesellschaft Köln Messe 15-18 GbR	Troisdorf	1	Other Enterprise	10.5
985	Grundstücksgesellschaft Köln Oppenheimstraße GbR	Troisdorf	1, 9	Other Enterprise	0.0
986	Grundstücksgesellschaft Köln-Merheim Winterberger Straße GbR	Troisdorf	1, 9	Other Enterprise	0.0
987	Grundstücksgesellschaft Köln-Ossendorf VI GbR	Troisdorf	1	Other Enterprise	44.9
988	Grundstücksgesellschaft München Synagogenplatz GbR	Troisdorf	1, 9	Other Enterprise	0.0
989	Grundstücksgesellschaft Schillingsrotter Weg GbR	Troisdorf	1, 9	Other Enterprise	0.0
990	Harvest Fund Management Co., Ltd.	Shanghai		Securities Trading Firm	30.0
991	Huarong Rongde Asset Management Company Limited	Beijing		Financial Enterprise	40.7
992	ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH	Duesseldorf		Financial Enterprise	50.0
993	Immobilienfonds Bürohaus Düsseldorf Grafenberg GbR	Troisdorf	1	Other Enterprise	10.0
994	Immobilienfonds Bürohaus Düsseldorf Parsevalstraße GbR	Cologne	1	Other Enterprise	7.0
995	Immobilienfonds Köln-Deutz Arena und Mantelbebauung GbR	Troisdorf	1	Other Enterprise	7.7
996	Immobilienfonds Köln-Ossendorf II GbR	Troisdorf	1	Other Enterprise	9.7
997	Immobilienfonds Troisdorf Hannoversche Straße / Frieslandring GbR	Troisdorf	1, 9	Other Enterprise	0.0
998	ISWAP Limited	London		Securities Trading Firm	13.3
999	IZI Düsseldorf Informations-Zentrum Immobilien Gesellschaft mit beschränkter Haftung	Duesseldorf		Financial Enterprise	21.1

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
1000	IZI Düsseldorf Informations-Zentrum Immobilien GmbH & Co. Kommanditgesellschaft	Duesseldorf		Other Enterprise	21.6
1001	Kenanga Deutsche Futures Sdn Bhd	Kuala Lumpur		Securities Trading Firm	27.0
1002	KVD Singapore Pte. Ltd.	Singapore		Financial Enterprise	30.0
1003	KölnArena Beteiligungsgesellschaft mbH i.L.	Cologne		Financial Enterprise	20.8
1004	Lion Residential Holdings S.à r.l.	Luxembourg		Financial Enterprise	17.4
1005	MidOcean (Europe) 2003 LP	St. Helier		Financial Enterprise	20.0
1006	MidOcean Partners, LP	New York		Financial Enterprise	20.0
1007	North Coast Wind Energy Corp.	Vancouver	8	Other Enterprise	96.7
1008	P.F.A.B. Passage Frankfurter Allee Betriebsgesellschaft mbH	Berlin		Other Enterprise	22.2
1009	Parkhaus an der Börse GbR	Cologne	1	Other Enterprise	37.7
1010	PERILLA Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1011	Private Equity Gesellschaft bürgerlichen Rechts	Cologne	1, 9	Financial Enterprise	0.0
1012	Raymond James New York Housing Opportunities Fund I-A L.L.C.	New York		Industrial Holding	33.0
1013	Raymond James New York Housing Opportunities Fund I-B L.L.C.	New York		Industrial Holding	33.3
1014	Raymond James New York Housing Opportunities Fund II L.L.C.	New York		Industrial Holding	19.5
1015	Raymond James New York Upstate Housing Opportunities Fund I L.L.C.	New York		Industrial Holding	24.9
1016	Relax Holding S.à r.l.	Luxembourg		Other Enterprise	20.0
1017	REON - Park Wiatrowy I Sp. z o.o.	Warsaw		Other Enterprise	50.0
1018	REON-Park Wiatrowy II Sp. z o.o.	Warsaw		Other Enterprise	50.0
1019	REON-Park Wiatrowy IV Sp. z o.o.	Warsaw		Other Enterprise	50.0
1020	Robuterra AG	Zurich	9	Financial Enterprise	0.0
1021	Sakaras Holding Limited	Birkirkara	9	Financial Enterprise	0.0
1022	Schiffahrts UG (haftungsbeschränkt) & Co. KG MS "DYCKBURG" i.l.	Hamburg		Other Enterprise	41.3
1023	Shunfeng Catering & Hotel Management Co., Ltd.	Beijing		Other Enterprise	6.4
1024	SRC Security Research & Consulting GmbH	Bonn		Other Enterprise	22.5
1025	Starpool Finanz GmbH	Berlin		Provider of Supporting Services	49.9
1026	Teesside Gas Transportation Limited	London		Other Enterprise	45.0
1027	TradeWeb Markets LLC	Wilmington		Securities Trading Firm	5.0
1028	Triton Beteiligungs GmbH	Frankfurt		Industrial Holding	33.1
1029	Turquoise Global Holdings Limited	London		Financial Enterprise	7.1
1030	U.S.A. Institutional Tax Credit Fund C L.P.	Dover		Industrial Holding	18.9
1031	U.S.A. Institutional Tax Credit Fund CVI L.P.	Dover		Industrial Holding	13.8
1032	U.S.A. Institutional Tax Credit Fund XCV L.P.	Wilmington		Industrial Holding	23.5
1033	U.S.A. ITCF XCI L.P.	New York	8	Industrial Holding	99.9
1034	UKE Beteiligungs-GmbH	Troisdorf	9	Financial Enterprise	0.0
1035	UKEM Motoryacht Medici Mangusta GbR	Troisdorf	1, 9	Other Enterprise	0.0
1036	Ullmann Krockow Esch GbR	Troisdorf	1, 9	Other Enterprise	0.0
1037	Ullmann, Krockow, Esch Luftverkehrsgesellschaft bürgerlichen Rechts	Troisdorf	1, 9	Other Enterprise	0.0
1038	Volbroker.com Limited	London		Financial Enterprise	22.5
1039	Weser Properties S.à r.l.	Luxembourg		Other Enterprise	25.0
1040	zeitinvest-Service GmbH	Eschborn		Provider of Supporting Services	25.0
1041	Zhong De Securities Co., Ltd	Beijing		Securities Trading Bank	33.3
1042	ZINDUS Beteiligungsgesellschaft mbH	Duesseldorf		Financial Enterprise	50.0
1043	ZYRUS Beteiligungsgesellschaft mbH	Schoenefeld		Financial Enterprise	25.0
1044	ZYRUS Beteiligungsgesellschaft mbH & Co. Patente I KG i.L.	Schoenefeld		Other Enterprise	20.4

Other Companies, where the holding exceeds 20 %

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1045	ABATE Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1046	ABRI Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1047	AC VI Initiatoren GmbH & Co. KG	Munich	10	Financial Enterprise	25.0
1048	Acamar Holding S.A.	Luxembourg	8, 10	Other Enterprise	95.0
1049	ACHTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1050	ACHTUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1051	ACHTZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1052	ACIS Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1053	ACTIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1054	Adara S.A.	Luxembourg	8, 10	Other Enterprise	95.0
1055	ADEO Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1056	ADLAT Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1057	ADMANU Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1058	Agena S.A.	Luxembourg	8, 10	Other Enterprise	95.0
1059	AGLOM Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1060	AGUM Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1061	ALANUM Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1062	ALMO Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1063	ALTA Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1064	ANDOT Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1065	APUR Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1066	ATAUT Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1067	AVOC Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1068	BAKTU Beteiligungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1069	BAL Servicing Corporation	Wilmington	11	Other Enterprise	100.0
1070	BALIT Beteiligungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1071	BAMAR Beteiligungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1072	Banks Island General Partner Inc.	Toronto	10	Financial Enterprise	50.0
1073	Belzen Pty. Limited	Sydney	11	Financial Enterprise	100.0
1074	Benefit Trust GmbH	Luetzen	11, 12	Financial Enterprise	100.0
1075	BIMES Beteiligungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1076	BLI Beteiligungsgesellschaft für Leasinginvestitionen mbH	Duesseldorf	10	Financial Enterprise	33.2
1077	BLI Internationale Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	32.0
1078	BrisConnections Holding Trust	Kedron	13	Other Enterprise	35.6
1079	BrisConnections Investment Trust	Kedron	13	Other Enterprise	35.6
1080	Cabarez S.A.	Luxembourg	8, 10	Other Enterprise	95.0
1081	City Leasing (Thameside) Limited	London	11	Financial Enterprise	100.0
1082	City Leasing Limited	London	11	Financial Enterprise	100.0
1083	DB Advisors SICAV	Luxembourg	11, 14	Other Enterprise	96.4
1084	DB Petri LLC	Wilmington	11	Credit Institution	100.0
1085	Deutsche River Investment Management Company S.à r.l.	Luxembourg	10	Financial Enterprise	49.0
1086	Deutz-Mülheim Grundstücksgesellschaft mbH	Duesseldorf	10	Other Enterprise	40.2
1087	DIL Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1088	DONARUM Holding GmbH	Duesseldorf	10	Financial Enterprise	50.0
1089	Donlen Exchange Services Inc.	Boston	11	Other Enterprise	100.0
1090	DREIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1091	DREIZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1092	DRITTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1093	DRITTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1094	EINUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1095	ELC Logistik-Centrum Verwaltungs-GmbH	Erfurt	10	Financial Enterprise	50.0
1096	ELFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1097	FÜNFTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1098	FÜNFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1099	FÜNFUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1100	FÜNFZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1101	Glor Music Production GmbH & Co. KG	Valley-Oberlaindern	13	Other Enterprise	21.2
1102	Grundstücksvermietungsgesellschaft Wilhelmstr. mbH i.L.	Gruenwald	11	Financial Enterprise	100.0
1103	Hertz Car Exchange Inc.	Wilmington	11	Other Enterprise	100.0
1104	Immobilien-Vermietungsgesellschaft Schumacher GmbH & Co. Objekt Rolandufer KG	Berlin	10	Financial Enterprise	20.5
1105	Intermodal Finance I Ltd.	George Town	10, 15	Other Enterprise	49.0
1106	IOG Denali Upton, LLC	Dover	13	Other Enterprise	23.0
1107	IOG NOD I, LLC	Dover	13	Other Enterprise	22.5

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1108	Isaac Newton S.A.	Luxembourg	8, 10	Other Enterprise	95.0
1109	Kinneil Leasing Company	London	10	Financial Enterprise	35.0
1110	Lindsell Finance Limited	St. Julian's	11	Provider of Supporting Services	100.0
1111	London Industrial Leasing Limited	London	11	Financial Enterprise	100.0
1112	M Cap Finance Mittelstandsfonds GmbH & Co. KG	Frankfurt	8, 13, 16	Financial Enterprise	77.1
1113	Maestrale Projects (Holding) S.A.	Luxembourg	10	Financial Enterprise	49.7
1114	Magalhaes S.A.	Luxembourg	8, 10	Other Enterprise	95.0
1115	Manuseamento de Cargas - Manicargas, S.A.	Matosinhos	17, 18	Other Enterprise	38.3
1116	MCT Südafrika 3 GmbH & Co. KG	Hamburg	13	Other Enterprise	35.3
1117	Memax Pty. Limited	Sydney	11	Financial Enterprise	100.0
1118	Metro plus Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	40.0
1119	MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG i.L.	Gruenwald	13	Other Enterprise	29.6
1120	Mountaintop Energy Holdings LLC	Wilmington	10	Financial Enterprise	38.7
1121	MT "CAPE BEALE" Tankschiffahrts GmbH & Co. KG	Hamburg	13	Other Enterprise	22.3
1122	MT "KING EDWARD" Tankschiffahrts GmbH & Co. KG	Hamburg	13	Other Enterprise	25.6
1123	MT "KING ERIC" Tankschiffahrts GmbH & Co. KG	Hamburg	13	Other Enterprise	25.6
1124	NBG Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1125	NEUNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1126	NEUNZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1127	New Energy Biomasse Hellas GmbH i.L.	Duesseldorf	10	Other Enterprise	50.0
1128	Nexus Infrastruktur Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1129	NOFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1130	Nortfol Pty. Limited	Sydney	11	Financial Enterprise	100.0
1131	NV Profit Share Limited	George Town	10	Other Enterprise	42.9
1132	OPPENHEIM Buy Out GmbH & Co. KG i.L.	Cologne	1, 2, 11	Financial Enterprise	27.7
1133	PADEM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1134	PAGUS Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1135	PALDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1136	PANIS Grundstücks-Vermietungsgesellschaft mbH i.I.	Duesseldorf	10	Financial Enterprise	50.0
1137	PANTUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1138	PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1139	PEDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1140	PEDUM Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1141	PENDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1142	PENTUM Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1143	PERGOS Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1144	PERGUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1145	PERLIT Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1146	PERLU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1147	PERNIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1148	PERXIS Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1149	PETA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1150	PONTUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1151	PPCenter, Inc.	Wilmington	11	Other Enterprise	100.0
1152	PRADUM Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1153	PRASEM Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1154	PRATES Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1155	PRISON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1156	Private Equity Invest Beteiligungs GmbH	Duesseldorf	10	Financial Enterprise	50.0
1157	Private Equity Life Sciences Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1158	PTL Fleet Sales, Inc.	Wilmington	11	Other Enterprise	100.0
1159	PUDU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1160	PUKU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1161	PURIM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1162	QI Exchange, LLC	Wilmington	11	Other Enterprise	100.0
1163	QUANTIS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1164	QUELLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1165	QUOTAS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1166	SABIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1167	Safron NetOne Partners, L.P.	George Town	13	Financial Enterprise	21.7
1168	SALIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1169	SALUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1170	SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	Duesseldorf	11	Financial Enterprise	58.5
1171	SANCTOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1172	SANDIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
1173	SANO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1174	SARIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1175	SATINA Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1176	SCANDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1177	SCHEDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1178	Schumacher Beteiligungsgesellschaft mbH	Cologne	10	Financial Enterprise	33.2
1179	SCITOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1180	SCITOR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heiligenstadt KG	Duesseldorf	11	Financial Enterprise	71.1
1181	SCUDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1182	SCUDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kleine Alexanderstraße KG	Duesseldorf	11	Other Enterprise	95.0
1183	SECHSTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1184	SECHSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1185	SECHZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1186	SEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1187	SEGES Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1188	SEGU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1189	SELEKTA Grundstücksverwaltungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1190	SENA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1191	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Fehrenbach KG i.L.	Duesseldorf	11	Other Enterprise	94.7
1192	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle II KG i.L.	Duesseldorf	11	Other Enterprise	100.0
1193	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kamenz KG	Duesseldorf	8, 10	Financial Enterprise	100.0
1194	SERICA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1195	SIDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1196	SIEBTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1197	SIEBZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1198	SIFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1199	SILANUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1200	SILEX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1201	SILEX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berlin KG	Duesseldorf	11	Financial Enterprise	83.8
1202	SILIGO Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1203	SILUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1204	SIMILA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1205	SOLATOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1206	SOLON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1207	SOLON Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heizkraftwerk Halle KG i.L.	Halle/Saale	10	Other Enterprise	30.5
1208	SOLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1209	SOMA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1210	SOREX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1211	SOSPITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1212	SPhinX, Ltd. (in voluntary liquidation)	George Town	10	Other Enterprise	43.6
1213	SPINO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Other Enterprise	100.0
1214	SPLENDOR Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1215	STABLON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1216	STAGIRA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1217	STATOR Heizkraftwerk Frankfurt (Oder) Beteiligungsgesellschaft mbH	Schoenefeld	11	Financial Enterprise	100.0
1218	SUBLICA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1219	SUBU Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1220	SULPUR Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1221	Sunbelt Rentals Exchange Inc.	Wilmington	11	Other Enterprise	100.0
1222	SUPERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1223	SUPLION Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1224	SUSA Mobilien-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1225	SUSIK Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1226	TABA Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1227	TACET Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1228	TAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1229	TAGUS Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1230	TAKIR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1231	TEBOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1232	TEMATIS Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	11	Financial Enterprise	100.0
1233	TERRUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1234	TESATUR Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0

Serial No.	Name of company	Domicile of company	Footnote	Nature of activity	Share of Capital in %
1235	TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Halle I KG	Duesseldorf	11	Financial Enterprise	100.0
1236	TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Nordhausen I KG	Duesseldorf	11	Financial Enterprise	100.0
1237	TIEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1238	TIEDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Lager Nord KG	Duesseldorf	10	Financial Enterprise	25.0
1239	TIQI Exchange, LLC	Wilmington	11	Other Enterprise	100.0
1240	TOSSA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1241	TRAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1242	TREMA Grundstücks-Vermietungsgesellschaft mbH	Berlin	10	Financial Enterprise	50.0
1243	TRENTO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1244	TRINTO Beteiligungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1245	TRIPLA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	11	Financial Enterprise	100.0
1246	Triton Fund III G L.P.	St. Helier	8, 10, 19	Financial Enterprise	62.5
1247	TUDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1248	TUGA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1249	TYRAS Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1250	VARIS Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1251	VCJ Lease S.à r.l.	Luxembourg	8, 10	Other Enterprise	95.0
1252	VCL Lease S.à r.l.	Luxembourg	8, 10, 20	Other Enterprise	95.0
1253	VCM Initiatoren III GmbH & Co. KG	Munich	10	Financial Enterprise	24.9
1254	VCM Partners GmbH & Co. KG	Munich	10	Financial Enterprise	25.0
1255	VEXCO, LLC	Wilmington	11	Other Enterprise	100.0
1256	VIERTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1257	VIERTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1258	VIERUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1259	VIERZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1260	Wohnungs-Verwaltungsgesellschaft Moers mbH	Duesseldorf	10	Financial Enterprise	50.0
1261	Wohnungsgesellschaft HEGEMAG GmbH	Darmstadt	10	Financial Enterprise	50.0
1262	XARUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1263	XELLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1264	XENTIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1265	XERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1266	XERIS Grundstücks-Vermietungsgesellschaft mbH i.I.	Duesseldorf	10	Financial Enterprise	50.0
1267	ZABATUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1268	ZAKATUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1269	ZARGUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1270	ZEA Beteiligungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	25.0
1271	ZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1272	ZENO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1273	Zenwix Pty. Limited	Sydney	11	Financial Enterprise	100.0
1274	ZEPTOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1275	ZEREVIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1276	ZERGUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1277	ZIDES Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1278	ZIMBEL Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1279	ZINUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1280	ZIRAS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1281	ZITON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1282	ZITUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	50.0
1283	ZONTUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1284	ZORUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1285	ZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1286	ZWEITE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	10	Financial Enterprise	50.0
1287	ZWEITE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1288	ZWEIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1289	ZWÖLFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	10	Other Enterprise	50.0
1290	ZYLUM Beteiligungsgesellschaft mbH	Schoenefeld	10	Financial Enterprise	25.0

Holdings in large corporations, where the holding exceeds 5 % of the voting rights

Serial No.	Name of company	Domicile of company	Foot-note	Nature of activity	Share of Capital in %
1291	ABRAAJ Holdings	George Town		Financial Enterprise	8.8
1292	Accunia A/S	Copenhagen		Securities Trading Firm	9.9
1293	BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH	Berlin		Credit Institution	5.6
1294	Bürgschaftsbank Brandenburg GmbH	Potsdam		Credit Institution	8.5
1295	Bürgschaftsbank Mecklenburg-Vorpommern GmbH	Schwerin		Credit Institution	8.4
1296	Bürgschaftsbank Sachsen GmbH	Dresden		Credit Institution	6.3
1297	Bürgschaftsbank Sachsen-Anhalt GmbH	Magdeburg		Credit Institution	8.2
1298	Bürgschaftsbank Schleswig-Holstein Gesellschaft mit beschränkter Haftung	Kiel		Credit Institution	5.6
1299	Bürgschaftsbank Thüringen GmbH	Erfurt		Credit Institution	8.7
1300	Bürgschaftsgemeinschaft Hamburg GmbH	Hamburg		Credit Institution	8.7
1301	Cecon ASA	Arendal		Other Enterprise	9.6
1302	China Polymetallic Mining Limited	George Town		Other Enterprise	5.7
1303	Concardis GmbH	Eschborn		Payment Institution	16.8
1304	Damovo Group Holdings Limited	Camana Bay		Financial Enterprise	16.0
1305	K.K. D&M Holdings	Kawasaki		Other Enterprise	14.8
1306	Kenanga Investment Bank Berhad	Kuala Lumpur		Deposit-taking Credit Institution	8.3
1307	Landgesellschaft Mecklenburg-Vorpommern mit beschränkter Haftung	Leezen		Other Enterprise	11.0
1308	MTS S.p.A.	Rome		Other Enterprise	5.0
1309	Philipp Holzmann Aktiengesellschaft i.I.	Frankfurt		Other Enterprise	19.5
1310	Prader Bank S.p.A.	Bolzano		Deposit-taking Credit Institution	9.0
1311	Private Export Funding Corporation	Wilmington		Credit Institution	6.0
1312	PT Buana Listya Tama Tbk	Jakarta		Other Enterprise	14.6
1313	Reorganized RFS Corporation	Wilmington		Holding for Insurance Companies	6.2
1314	RREEF America REIT III, Inc.	Baltimore		Financial Enterprise	7.9
1315	Saarländische Investitionskreditbank Aktiengesellschaft	Saarbruecken		Deposit-taking Credit Institution	11.8
1316	Sterling Resources Ltd.	Calgary		Financial Enterprise	13.7
1317	The Ottoman Fund Limited	St. Helier		Other Enterprise	13.6
1318	The Topiary Fund II Public Limited Company	Dublin		Securities Trading Firm	10.5
1319	TRIUVA Kapitalverwaltungsgesellschaft mbH	Frankfurt		Investment Management Company	6.0
1320	United Information Technology Co. Ltd.	George Town		Industrial Holding	12.2
1321	Yensai.com Co., Ltd.	Tokyo		Securities Trading Firm	7.1

Confirmations

Independent Auditor's Report

To Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and its subsidiaries, which comprise the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated statement of cash flows, and notes to the consolidated financial statements for the business year from January 1, 2016 to December 31, 2016.

Management's Responsibility for the Consolidated Financial Statements

The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of these consolidated financial statements. This responsibility includes preparing these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU, the supplementary requirements of German law pursuant to § 315a (1) HGB (Handelsgesetzbuch: German Commercial Code) and full IFRS to give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The company's management is also responsible for the internal controls that management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Accordingly, we are required to comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The selection of audit procedures depends on the auditor's professional judgment. This includes the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In assessing those risks, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements that give a true and fair view. The aim of this is to plan and perform audit procedures that are appropriate in the given circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

Pursuant to § 322 (3) sentence 1 HGB, we state that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply in all material respects with IFRSs as adopted by the EU, the supplementary requirements of German commercial law pursuant to § 315a (1) HGB and full IFRS and give a true and fair view of the net assets and financial position of the Group as of December 31, 2016 as well as the results of operations for the business year then ended, in accordance with these requirements.

Report on the Group Management Report

We have audited the accompanying group management report of Deutsche Bank Aktiengesellschaft for the business year from January 1 to December 31, 2016. The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of the group management report in compliance with the applicable requirements of German commercial law pursuant to § 315a (1) HGB [Handelsgesetzbuch: German Commercial Code]. We conducted our audit in accordance with § 317 (2) HGB and German generally accepted standards for the audit of the group management report promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Accordingly, we are required to plan and perform the audit of the group management report to obtain reasonable assurance about whether the group management report is consistent with the consolidated financial statements and the audit findings, complies with the German statutory requirements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Pursuant to § 322 (3) sentence 1 HGB, we state that our audit of the group management report has not led to any reservations.

In our opinion, based on the findings of our audit of the consolidated financial statements and group management report, the group management report is consistent with the consolidated financial statements, complies with the German statutory requirements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 15, 2017

KPMG AG
Wirtschaftsprüfungsgesellschaft

Pukropski Wirtschaftsprüfer	Beier Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 14, 2017


John Cryan


Kimberly Hammonds


Stuart Lewis


Sylvie Matherat


Nicolas Moreau


Garth Ritchie


Karl von Rohr


Marcus Schenck


Christian Sewing


Werner Steinmüller


Jeffrey Urwin

3

Corporate Governance Statement according to Sections 289a and 315 (5) of the German Commercial Code/Corporate Governance Report

All information presented in this Corporate Governance Statement according to §§ 289a, 315 (5) German Commercial Code / Corporate Governance Report is shown as of February 17, 2017.

Management Board and Supervisory Board

Management Board

The Management Board of Deutsche Bank AG is responsible for the management of the company in accordance with the law, the Articles of Association of Deutsche Bank AG and the Terms of Reference for the Management Board with the objective of creating sustainable value in the interests of the company. The members of the Management Board are collectively responsible for managing the bank's business. The Management Board, as the Group Management Board, manages the Deutsche Bank Group in accordance with uniform guidelines; it exercises general control over all Group companies.

The Management Board decides on all matters prescribed by law or the Articles of Association and ensures compliance with the legal requirements and internal guidelines (compliance). It also takes the necessary measures to ensure that adequate internal guidelines are developed and implemented. The Management Board's responsibilities include, in particular, the bank's strategic management, the allocation of resources, financial accounting and reporting, control and risk management, as well as a properly functioning business organization and corporate control. The Management Board decides on the appointments to the senior management level below the Management Board. In appointing people to management functions in the Group, the Management Board takes diversity into account and strives, in particular, to achieve an appropriate representation of women.

The Management Board works closely together with Supervisory Board in a cooperative relationship trust and for the benefit of the company. The Management Board reports to the Supervisory Board at a minimum within the scope prescribed by law or administrative guidelines, in particular on all issues with relevance for the Group concerning strategy, the intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance.

A comprehensive presentation of the duties, responsibilities and procedures of our Management Board are specified in its Terms of Reference, the current version of which is available on our website (www.db.com/ir/en/documents.htm).

Personnel changes to the Management Board and the current members of the Management Board in the 2016 financial year

The following personnel changes to the Management Board took place in 2016: With effect from January 1, 2016, Garth Ritchie and Jeffrey Urwin were appointed members of the Management Board, each of them for a three-year period. With effect from August 1, 2016 Kimberly Hammonds and Werner Steinmüller were appointed members of the Management Board, each of them for a three-year period. With effect from October 1, 2016 Nicolas Moreau was appointed member of the Management Board, also for a three-year period.

Jürgen Fitschen retired from the bank's Management Board effective with the conclusion of the General Meeting on May 19, 2016. Quintin Price, who was appointed member of the Management Board with effect from January 1, 2016, for a three-year period, stepped down from the Management Board effective as of June 15, 2016.

In the following, information is provided on the current members of the Management Board. The information includes the year in which they were born, the year in which they were first appointed and the year in which their term expires as well as their current positions and area of responsibility according to the current Business Allocation Plan for the Management Board. Furthermore their other board mandates or directorships outside of Deutsche Bank Group are specified. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside Deutsche Bank Group.

John Cryan

Year of birth: 1960
First appointed: 2015
Term expires: 2020

John Cryan became a member of our Management Board on July 1, 2015 and has been sole Chairman of our Management Board since the conclusion of the Annual General Meeting on May 19, 2016. According to the Business Allocation Plan for the Management Board he is responsible for, among other things, the areas of Communications & Corporate Social Responsibility (CSR), Group Audit, Corporate Strategy, Research and Incident & Investigation Management as well as Conflicts Office.

He was also responsible for the Non-Core Operations (NCOU) until it was closed at the end of December 2016. In May 2016 he took on global responsibility for Regional Management and is also responsible for the EMEA-region (excluding Germany and the UK).

Mr. Cryan became a member of Deutsche Bank's Supervisory Board in 2013, where he served as Chairman of the Audit Committee and member of the Risk Committee. Upon becoming Co-Chairman of the Management Board in 2015, he stepped down from the Supervisory Board. From 2012 to 2014 Mr. Cryan was President Europe, Head Africa, Head Portfolio Strategy and Head Credit Portfolio at Temasek Holdings Pte. Ltd., the Singaporean state investment company. Previously, he was Group Chief Financial Officer of UBS AG from 2008 to 2011, having worked in corporate finance and client advisory roles at UBS and SG Warburg in London, Munich and Zurich starting in 1987.

He began his career as a trainee chartered accountant at Arthur Andersen in London. He is a graduate of the University of Cambridge.

Mr. Cryan is a non-executive Director of MAN Group Plc.

Kimberly Hammonds

Year of birth: 1967
Appointed: 2016
Term expires: 2019

Kimberly Hammonds became a member of our Management Board on August 1, 2016. She is our Chief Operating Officer & Group Chief Information Officer and is responsible for Technology and Operations, Information Security, Data Management, Digital Transformation and Corporate Services.

Kimberly Hammonds joined Deutsche Bank in 2013 as a Global Co-Head of Group Technology & Operations. She was with Boeing from 2008 to 2013, most recently as Chief Information Officer (CIO). Before working for Boeing, she held a number of management positions at Dell and Ford Motor Company, in product engineering, manufacturing, marketing and information technology leadership.

She has an MBA from Western Michigan University and a degree in mechanical engineering from the University of Michigan, USA.

Ms. Hammonds is a member of the Board of Directors of Red Hat Inc., USA.

Stuart Lewis

Year of birth: 1965
First appointed: 2012
Term expires: 2020

Stuart Lewis became a member of our Management Board on June 1, 2012. He is our Chief Risk Officer and is responsible for, among other things, the functions managing Credit Risk, Operational Risk, Market Risk and Liquidity Risk as well as for further Risk-Infrastructure units.

He joined Deutsche Bank in 1996. Prior to assuming his current role, Mr. Lewis was Deputy Chief Risk Officer and subsequently Chief Risk Officer of Corporate & Investment Banking from 2010 to 2012. Between 2006 and 2010 he was Chief Credit Officer.

Before joining Deutsche Bank in 1996, he worked at Credit Suisse and Continental Illinois National Bank in London. He studied at the University of Dundee, where he obtained an LLB (Hons), and he holds an LLM from the London School of Economics. He also attended the College of Law, Guildford.

Mr. Lewis was a non-executive member of the Board of Directors of the London Stock Exchange until April 27, 2016.

Sylvie Matherat

Year of birth: 1962
First appointed: 2015
Term expires: 2018

Sylvie Matherat became a member of our Management Board on November 1, 2015. She is our Chief Regulatory Officer and is responsible for, the functions Compliance, Anti-Financial Crime (AFC), Regulatory Affairs, and Government & Public Affairs.

Ms. Matherat joined Deutsche Bank from Banque de France where she was Deputy Director General and responsible for regulation and financial stability issues, payment and settlement infrastructures, banking services, and the Target 2 Securities project. Ms. Matherat previously held various positions at the Banking Supervisory Authority and in the private sector.

She studied public law and finance at the Institut d'Études Politiques de Paris, France, and holds a Master's degree in law and political sciences. In 2014 she was awarded the Légion d'Honneur.

Ms. Matherat does not have any external directorships subject to disclosure.

Nicolas Moreau

Year of birth: 1965
First appointed: 2016
Term expires: 2019

Nicolas Moreau became a member of our Management Board on October 1, 2016. He is our Head of Deutsche Asset Management.

Mr. Moreau was Chairman and CEO of AXA France and a member of the AXA Group Management Committee, as well as Vice Chairman of the Group Investment Committee. Mr. Moreau spent 25 years with the AXA Group, where he held various positions including CEO of AXA Investment Managers and CEO of AXA UK & Ireland.

He studied at the École Polytechnique in Paris, France, and holds a Master's degree in engineering. Mr. Moreau is also a qualified actuary. In 2015 he was awarded the Légion d'Honneur.

Mr. Moreau does not have any external directorships subject to disclosure.

Garth Ritchie

Year of birth: 1968
First appointed: 2016
Term expires: 2018

Garth Ritchie became a member of our Management Board on January 1, 2016. He is Head of our Global Markets business division and is Regional CEO for the UK & Ireland.

Mr. Ritchie joined Deutsche Bank in 1996 and became Head of Equities in the Corporate Banking & Securities Business Division in 2010. He held various positions in trading and derivatives for over two decades.

Prior to joining Deutsche Bank, Mr. Ritchie held positions at Fergusson Brothers and First National Bank of South Africa.

He holds a Bachelor of Commerce in Finance and Economics from the University of Port Elizabeth (South Africa).

Mr. Ritchie does not have any external directorships subject to disclosure.

Karl von Rohr

Year of birth: 1965
First appointed: 2015
Term expires: 2018

Karl von Rohr became a member of our Management Board on November 1, 2015. He is our Chief Administrative Officer and is responsible for the functions Legal, Global Governance and Human Resources. In 2016, he also became responsible for the coordination of the Regional Management COO Organization.

Mr. von Rohr joined Deutsche Bank in 1997. From 2013 to 2015 he was Global Chief Operating Officer, Regional Management. Prior to this, he was Head of Human Resources for Deutsche Bank in Germany and member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. During his time at Deutsche Bank, he has held various senior management positions in other divisions in Germany and Belgium.

He studied law at the universities of Bonn (Germany), Kiel (Germany) and Lausanne (Switzerland) as well as Cornell University (U.S.A.).

Mr. von Rohr has been a member of the following Supervisory Boards since June 24, 2016: BVV Versicherungsverein des Bankgewerbes a.G. and BVV Versorgungskasse e.V..

Dr. Marcus Schenck

Year of birth: 1965
First appointed: 2015
Term expires: 2018

Dr. Marcus Schenck became a member of our Management Board on May 21, 2015. He is our Chief Financial Officer and is responsible for, among other things, the functions Finance, Group Tax and Group Treasury as well as Corporate M&A and Corporate Investments since January 2017.

In January 2015, Dr. Schenck joined Deutsche Bank from Goldman Sachs International, where he was Partner and Head of Investment Banking Services for Europe, Middle East & Africa. Additionally, he was a member of the Operating Committee of the Investment Banking Division of Goldman Sachs. From 2006 to 2013, Dr. Schenck was Chief Financial Officer and a member of the Management Board of German energy supplier E.ON SE. From 1997 to 2006, he held a number of senior positions at Goldman Sachs in Frankfurt. Prior to that, he was a consultant at McKinsey & Company.

He holds a "Diplom-Volkswirt" degree from the University of Bonn and a PhD in Economics from the University of Cologne.

Dr. Schenck does not have any external directorships subject to disclosure.

Christian Sewing

Year of birth: 1970
First appointed: 2015
Term expires: 2017

Christian Sewing became a member of our Management Board on January 1, 2015. Since January 2016, he has been our Head of Private, Wealth & Commercial Clients as well as Regional CEO Germany. From January to June 2015, he was responsible on the Management Board for Legal, Incident Management Group and Group Audit, and thereafter he took on responsibility for Private & Business Clients.

Prior to assuming his role on our Management Board, Mr. Sewing was Global Head of Group Audit and held a number of positions before that in Risk, including Deputy Chief Risk Officer (from 2012 to 2013) and Chief Credit Officer of Deutsche Bank (from 2010 to 2012).

From 2005 until 2007, Mr. Sewing was a member of the Management Board of Deutsche Genossenschafts-Hypothekenbank.

Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, Mr. Sewing completed a bank apprenticeship at Deutsche Bank in 1989.

Mr. Sewing does not have any external directorships subject to disclosure.

Werner Steinmüller

Year of birth: 1954
First appointed: 2016
Term expires: 2019

Werner Steinmüller became a member of our Management Board on August 1, 2016. He is our Regional CEO Asia Pacific.

Mr. Steinmüller joined Deutsche Bank in 1991. He was Head of Global Transaction Banking from 2004 to 2016, Chief Operating Officer (COO) of Global Transaction Banking from 2003 to 2004, Head of the Global Banking Division Europe from 1998 to 2003, and Co-Head of Corporate Finance Germany from 1996 to 1998.

From 1979 to 1991 worked at Citibank.

He holds a Diploma in Business Administration and Mechanical Engineering from TU Darmstadt.

Mr. Steinmüller does not have any external directorships subject to disclosure.

Jeffrey Urwin

Year of birth: 1956
First appointed: 2016
Term expires: 2018

Jeffrey Urwin became a member of our Management Board on January 1, 2016. He is our Head of Corporate & Investment Banking and is the Management Board member responsible for the Americas.

Mr. Urwin joined Deutsche Bank in 2015 as Co-Head of Corporate Banking & Securities and Head of Corporate Finance.

He joined from JP Morgan, where he most recently served as Global Co-Head of Treasury Services, Corporate Banking and Investment Banking. During his career at JP Morgan, he was Chairman and CEO of JP Morgan Asia, Head of Global Investment Banking, Co-Head of North American Investment Banking, and Head of Americas Investment Banking Coverage. He joined JP Morgan following its acquisition of Bear Stearns Inc.

He holds an LLB from the University of Birmingham (UK) and is a Barrister at Law.

Mr. Urwin does not have any external directorships subject to disclosure.

Supervisory Board

The Supervisory Board of Deutsche Bank AG appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. It works together closely with the Management Board in a cooperative relationship of trust and for the benefit of the company. The Supervisory Board decides on the appointment and dismissal of members of the Management Board including long-term succession planning for the Management Board based on the recommendations of the Chairman's Committee while taking into account the recommendations of the Nomination Committee. Based on the recommendation of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board resolves on the compensation system for the Management Board and reviews it regularly.

The Supervisory Board receives reports from the Management Board at least within the scope prescribed by law or administrative guidelines, in particular on all issues of relevance for the Group concerning strategy, intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance. The Supervisory Board is also informed regularly, and in the case of severe deficiencies without undue delay, of any serious deficiencies identified by Group Audit and of any substantial deficiencies which have not yet been rectified. The Chairman of the Supervisory Board is informed accordingly of any serious findings against the members of the Management Board. In addition to the already existing reporting principles, the Supervisory Board, in consultation with the Management Board, adopted an Information Regime with detailed specifications regarding the Management Board's reporting to the Supervisory Board as well as rules relating to enquiries addressed by the Supervisory Board to the Management Board.

The Chairman of the Supervisory Board plays a crucial role in the proper functioning of the Supervisory Board and has a leadership role in this. He has the authority to issue internal guidelines and principles concerning the Supervisory Board's internal organization and communications, the coordination of the work within the Supervisory Board and the Supervisory Board's interaction with the Management Board. Between meetings, the Chairman of the Supervisory Board, and, if expedient, the chairpersons of the Supervisory Board committees, maintain regular contact with the Management Board, especially with the Chairman of the Management Board, and deliberate with him on issues of Deutsche Bank Group's strategy, planning, the development of its business, its risk situation, its risk management, governance, compliance and material litigation cases. The Chairman of the Supervisory Board and – within their respective functional responsibility – the chairpersons of the Supervisory Board committees are informed without delay by the Chairman of the Management Board about important events of material significance for the assessment of the situation, development and management of Deutsche Bank Group. The Chairman of the Supervisory Board engages in discussions with investors on Supervisory Board-related topics and regularly informs the Supervisory Board of the substance of such discussions.

The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets, if required, without the Management Board. After due consideration and insofar as materially appropriate, the Supervisory Board, or any of its committees, may, in order to perform their tasks, consult auditors, legal advisors and other internal or external advisors. In performing their tasks, the Chairman of the Supervisory Board, the chairpersons of the standing committees and the Supervisory Board members are supported by the Office of the Supervisory Board, which is independent of the Management Board.

In 2016, a total of 82 meetings of the Supervisory Board and its committees took place. As in previous years, joint meetings were held on topics of relevance for several committees.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference. The current version is available on the Deutsche Bank website (www.db.com/ir/en/documents.htm).

Members of the Supervisory Board

The Supervisory Board of Deutsche Bank AG has 20 members. In accordance with the German Co-Determination Act (Mitbestimmungsgesetz), it comprises an equal number of shareholder representatives and employee representatives.

The members representing our shareholders were elected at the Annual General Meeting on May 23, 2013, except for Dr. Paul Achleitner, Peter Löscher and Professor Dr. Klaus Rüdiger Trützschler, who were elected at the Annual General Meeting on May 31, 2012. Louise M. Parent was elected at the Annual General Meeting on May 21, 2015, and Katherine Garrett-Cox as well as Richard Meddings were both elected by the Annual General Meeting on May 19, 2016. On August 23, 2016, Professor Dr. Stefan Simon was appointed member of the Supervisory Board by the court until the conclusion of the Annual General Meeting 2017. He replaced Georg Thoma, who left the Supervisory Board as a shareholder representative on May 28, 2016.

The election of employee representatives took place on April 16, 2013, except for Jan Duscheck, who was appointed member of the Supervisory Board by the court on August 2, 2016, until the next election of the employee representatives. He replaced Rudolf Stockem, who left the Supervisory Board on July 31, 2016. Alfred Herling stepped down as an employee representative from the Supervisory Board on December 31, 2016. Until then, he was Deputy Chairman of the Supervisory Board. For the remainder of his term of office on the Supervisory Board, he is being replaced by the substitute member elected to take his place, Stefan Rudschäfski, whom the Supervisory Board elected Deputy Chairman of the Supervisory Board with effect from January 1, 2017.

The following table shows information on the current members of our Supervisory Board. The information includes the years in which the members were born, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive directorships and other positions. Representatives of the employees are indicated with an asterisk (*).

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Paul Achleitner Year of birth: 1956 First elected: 2012 Term expires: 2017	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Bayer AG; Daimler AG; Henkel AG & Co. KGaA (member of the Shareholders' Committee)
Wolfgang Böhr* Year of birth: 1963 Promoted to the post as Alternate Member: 2015 Term expires: 2018	Chairman of the Staff Council of Deutsche Bank, Düsseldorf; Member of the Group Staff Council of Deutsche Bank; Member of the General Staff Council of Deutsche Bank	Betriebskrankenkasse Deutsche Bank AG (member of the Advisory Board)
Frank Bsirske* Year of birth: 1952 First elected: 2013 Term expires: 2018	Chairman of the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin	RWE AG (Deputy Chairman); Deutsche Postbank AG (Deputy Chairman); IBM Central Holding GmbH; Kreditanstalt für Wiederaufbau (KfW) (member of the Board of Supervisory Directors); innogy SE (Deputy Chairman) (since July 2016)
Dina Dublon Year of birth: 1953 First elected: 2013 Term expires: 2018		Accenture Plc (until February 2017); PepsiCo Inc.
Jan Duscheck* Year of birth: 1984 Appointment by court: 2016 Term expires: 2018	Head of national working group Banking, trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin	No memberships or directorships subject to disclosure
Katherine Garrett-Cox Year of birth: 1967 First elected: 2011 Term expires: 2021	Chief Executive Officer of Alliance Trust Plc (until February 2016), Dundee	Alliance Trust Savings Ltd. (Executive Chairperson) (until January 2016); Alliance Trust Investments Ltd. (Chief Executive) (until February 2016)
Timo Heider* Year of birth: 1975 First elected: 2013 Term expires: 2018	Chairman of the Group Staff Council of Deutsche Postbank AG; Chairman of the General Staff Council of BHW Kreditservice GmbH; Chairman of the General Staff Council of BHW Bausparkasse AG/ Postbank Finanzberatung AG; Member of the Group Staff Council of Deutsche Bank; Member of the European Staff Council of Deutsche Bank	Deutsche Postbank AG; BHW Bausparkasse AG (Deputy Chairman); Pensionskasse der BHW Bausparkasse AG VVa.G. (Deputy Chairman)
Sabine Irrgang* Year of birth: 1962 First elected: 2013 Term expires: 2018	Head of Human Resources Baden-Württemberg, Deutsche Bank AG	No memberships or directorships subject to disclosure
Professor Dr. Henning Kagermann Year of birth: 1947 First elected: 2000 Term expires: 2018	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Deutsche Post AG; BMW Bayerische Motoren Werke AG
Martina Klee* Year of birth: 1962 First elected: 2008 Term expires: 2018	Chairperson of the Staff Council Group COO Eschborn/Frankfurt of Deutschen Bank	Sterbekasse für die Angestellten der Deutsche Bank VVa.G.

Member	Principal occupation	Supervisory board memberships and other directorships
Peter Löscher Year of birth: 1957 First elected: 2012 Term expires: 2017	Chairman of the Supervisory Board of OMV AG, Vienna (since May 2016)	Renova Management AG (Chief Executive Officer) (until April 2016);TBG AG (until April 2016); OMV AG (Chairman) (since May 2016); Sulzer AG (Chairman of the Board of Directors); Telefonica S.A. (since April 2016)
Henriette Mark* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank; Member of the General Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure
Richard Meddings Year of birth: 1958 Appointment by court: 2015 Term expires: 2021		HM Treasury Board; Legal & General Group Plc
Louise M. Parent Year of birth: 1950 Appointment by court: 2014 Term expires: 2018	Of Counsel, Cleary Gottlieb Steen & Hamilton LLP, New York	Zoetis Inc.
Gabriele Platscher* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)
Bernd Rose* Year of birth: 1967 First elected: 2013 Term expires: 2018	Chairman of the General Staff Council of Postbank Filialvertrieb AG; Member of the General Staff Council of Deutsche Postbank; Member of the General Staff Council of Deutsche Bank; Member of the European Staff Council of Deutsche Bank	Deutsche Postbank AG; Postbank Filialvertrieb AG; ver.di Vermögensverwaltungsgesellschaft (Deputy Chairman)
Stefan Rudschäfski* Year of birth: 1965 Promoted to the post as Alternate Member: 2017 Term expires: 2018	Deputy Chairman of the Supervisory Board of Deutsche Bank AG (since January 2017); Deputy Chairman of the General Staff Council of Deutsche Bank; Deputy Chairman of the Group Staff Council of Deutsche Bank; Chairman of the Staff Council of Deutsche Bank, Hamburg	Betriebskrankenkasse Deutsche Bank AG (Member of the Advisory Board)
Prof. Dr. Stefan Simon Year of birth: 1969 Appointment by court: 2016 Term expires: 2017	Managing Partner of SIMON GmbH, Cologne	Member of the Advisory Council of Leop. Krawinkel GmbH & Co. KG, Bergneustadt
Dr. Johannes Teyssen Year of birth: 1959 First elected: 2008 Term expires: 2018	Chairman of the Management Board of E.ON SE, Düsseldorf	Uniper SE (Deputy Chairman) (since April 2016)
Professor Dr. Klaus Rüdiger Trützschler Year of birth: 1948 First elected: 2012 Term expires: 2017		Sartorius AG; Wuppermann AG (Chairman); Zwiesel Kristallglas AG (Chairman); Wilh. Werhahn KG

* Employees representatives.

Objectives for the composition of the Supervisory Board and status of implementation

In accordance with the German Banking Act, members of the Supervisory Board must be reliable, must have the expertise required to perform their control function and to assess and monitor the businesses the company operates, and must commit sufficient time to the performance of their tasks. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition in October 2010, which were last amended in February 2017.

The Supervisory Board of Deutsche Bank AG must be composed in such a way that its members as a whole possess the knowledge, ability and expert experience to properly complete its tasks and the members in their entirety of the Supervisory Board and the Audit Committee must be familiar with the banking sector. In particular, the Supervisory Board members should have sufficient time to perform their mandates. The composition of the Supervisory Board should ensure the Supervisory Board's qualified control of and advice for the Management Board of an internationally operating, broadly positioned bank and should preserve the reputation of Deutsche Bank Group among the public. In this regard, in particular, attention should be placed on the integrity, personality, willingness to perform, professionalism and independence of the individuals proposed for election. The objective is for the Supervisory Board as a whole to have all of the knowledge and experience considered to be essential while taking into account the activities of Deutsche Bank Group.

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. Under the premise that the performance of the Supervisory Board mandate in itself by the representatives of the employees cannot be reason to doubt fulfillment of the independence criteria according to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code. In any event, the Supervisory Board shall be composed such that the number of independent members, within the meaning of Section 5.4.2, among the shareholder representatives will be at least six. The members of the Supervisory Board may not exercise functions on a management body of, or perform advisory duties, at major competitors. Important and not just temporary conflicts of interest with respect to a member of the Supervisory Board should lead to a termination of the mandate. Members of the Supervisory Board may not hold more than the allowed number of supervisory board mandates according to Section 25d of the German Banking Act (KWG) or mandates in supervisory bodies of companies which have similar requirements.

There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth Annual General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant. In October 2015, the Supervisory Board resolved that for members of the Supervisory Board to be elected or appointed in future, the length of each individual Supervisory Board membership shall not, as a rule, exceed 15 years.

The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers and private lives of four members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience from their current or former activities as management board members or CEOs or a comparable executive function of corporations or organizations with international operations. In these two ways, the Supervisory Board believes the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.

For the election proposals to the General Meeting, the Supervisory Board takes into account the recommendations of the Nomination Committee and the legal requirements according to which the Supervisory Board shall be composed of at least 30 % women and at least 30 % men. Special importance was already attached to an appropriate consideration of women in the selection process for the Supervisory Board elections in 2008. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. For many years now, more than 30 % of the Supervisory Board members have been women and, since 2013, 30 % of the shareholder representatives have been women. Currently, seven Supervisory Board members are women, i.e. 35 % of all members. The Supervisory Board strives to maintain this number. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting.

The Supervisory Board believes that it complies with the specified concrete objectives regarding its composition.

In accordance with Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank has business relations with. Business transactions with these companies are conducted under the same conditions as those between unrelated third parties. These transactions, in our opinion, do not affect the independence of the Supervisory Board members involved.

Standing Committees

The Supervisory Board has established the following seven standing committees. To the extent required, the committees coordinate their work and consult each other on an ad hoc basis. The committee chairpersons report regularly to the Supervisory Board on the work of the committees. The Report of the Supervisory Board in the Annual Report 2016 provides information on the concrete work of the committees over the preceding year.

Chairman's Committee: It is responsible for, in particular: preparing the meetings of the Supervisory Board and handling current business between meetings of the Supervisory Board; preparing for decisions by the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning for the Management Board, while taking the recommendations of the Nomination Committee into account; concluding, amending and terminating employment and pension contracts in consideration of the plenary Supervisory Board's sole authority to decide on the compensation of the members of the Management Board; taking note of and, where necessary, expressing an opinion on contracts and/or amendments to contracts for a General Manager (*Generalbevollmächtigter*) of Deutsche Bank AG that is designated as an intended member of the Management Board; handling other contractual business with active and former members of the Management Board pursuant to Section 112 of the German Stock Corporation Act; and approving Management Board members' mandates, honorary offices or special tasks outside of Deutsche Bank Group. The Chairman's Committee is also responsible for: approving the hand-over of confidential internal data concerning a Management Board member in consultation with the Chairman of the Management Board and/or the Chief Risk Officer, unless they have a conflict of interests; approving contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act; preparing for decisions of the Supervisory Board in the field of corporate governance, deciding in the Supervisory Board's stead on an adjustment of the annual Declaration of Conformity to changed actual circumstances and verifying compliance with the Declaration of Conformity. Its tasks also include: taking note of and, where necessary, expressing an opinion on the Supervisory Board's and its committees' costs for consultations with auditors, experts, legal advisors and other external advisors; as well as preparing recommendations for decisions of the Supervisory Board on pursuing claims for damages or taking other measures against incumbent or former members of the Management Board. As and when necessary, the Chairman's Committee draws on the expertise of the Chair of the Integrity Committee.

The Chairman's Committee held 23 meetings in 2016, thereof one jointly with the Compensation Control Committee.

The current members of the Chairman's Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Professor Dr. Henning Kagermann and Stefan Rudschäfski.

Nomination Committee: It is responsible for, in particular, supporting the Supervisory Board in identifying candidates to fill a position on the bank's Management Board. In doing so, the Nomination Committee shall take into account the balance and diversity of the knowledge, skills and experience of all members of the Management Board, prepare a job description with a candidate profile, and state the time commitment associated with the tasks. Furthermore, it is responsible in particular for drawing up an objective to promote the representation of the under-represented gender on the Supervisory Board as well as a strategy for achieving this and the regular assessment, to be performed at least once a year, of the structure, size, composition and performance of the Management Board and of the Supervisory Board and making recommendations regarding this to the Supervisory Board. The Nomination Committee supports the Supervisory Board in the regular assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and Supervisory Board as well as of the respective body collectively, and in reviewing the Management Board's principles for selecting and appointing persons to the upper management levels and the recommendations made to the Management Board in this respect. The shareholder representatives on the Nomination Committee prepare the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, they take into account the criteria specified by the Supervisory Board for its composition as well as the balance and diversity of the knowledge, skills and experience of all members of the Supervisory Board, prepare a job description with a candidate profile, and state the time commitment associated with the tasks.

The Nomination Committee held six meetings in 2016.

The current members of the Nomination Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Professor Dr. Henning Kagermann, Stefan Rudschäfski and Dr. Johannes Teyssen.

Audit Committee: It supports the Supervisory Board in particular in monitoring the financial accounting process, and it can submit recommendations or suggestions to the Supervisory Board on ensuring the integrity of the financial reporting process. Furthermore, the Audit Committee supports the Supervisory Board in monitoring the effectiveness of the risk management system, particularly of the internal control system and the internal audit system, the auditing of the financial statements, especially with regard to the auditor's independence and the additional services provided by the auditor, and the Management Board's prompt remediation – through suitable measures – of the deficiencies identified by the auditor and bank-internal control functions based on internal and external audits, in particular relating to weaknesses in risk controls, as well as non-compliance with policies, laws and regulatory requirements. The Committee is entitled to inspect all business documents of the bank, including the business information stored on data carriers. The Audit Committee pre-reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on establishing the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. Furthermore, the Audit Committee submits proposals to the Supervisory Board for the appointment of the auditor and prepares the proposal of the Supervisory Board to the General Meeting for the election of the auditor. The Audit Committee advises the Supervisory Board on issuing the audit mandate to the auditor elected by the General Meeting, submits proposals to the Supervisory Board for the auditor's remuneration and can specify areas of focus for the audit. It supports the Supervisory Board in monitoring the independence, qualifications and efficiency of the auditor as well as the rotation of the members of the audit team. Mandates for non-audit-related services given to the auditor or to companies to which the auditor is related in legal, economic or personnel terms need the prior consent of the Audit Committee (in this context, see also the Principal Accountant Fees and Services section starting on page 462 of the Corporate Governance Statement/Corporate Governance Report). The Audit Committee establishes policies for the employment of staff – including former staff – of the auditor by the company. It arranges to be informed regularly about the work done by Group Audit, the effectiveness of the internal audit system and in particular about the focal areas of its auditing activity and on the results of its audits. The Management Board informs the Audit Committee about special audits, substantial complaints and other exceptional measures on the part of German and foreign bank regulatory authorities. The Committee regularly obtains reports on the receipt and handling of complaints from employees of the bank and its subsidiaries, from shareholders of Deutsche Bank AG and from third parties. In particular complaints concerning accounting, internal accounting controls, auditing and other financial reporting matters must be submitted to the Committee without undue delay. Reports concerning compliance matters are presented at the meetings of the Committee on a regular basis. The Chairman of the Audit Committee is entitled, in addition to the Chairman of the Supervisory Board, to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the Compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with Section 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report), which is made at least once a year. Furthermore, the Committee is entitled to obtain, through its Chairman, information in connection with its tasks from the auditor, the Management Board, the Head of Group Audit and – with the prior consent of the Management Board – senior managers of the bank reporting directly to the Management Board.

The Audit Committee held fourteen meetings in 2016, thereof three jointly with the Risk Committee and one jointly with the Integrity Committee.

The current members of the Audit Committee are Richard Meddings (Chairman), Dr. Paul Achleitner, Katherine Garrett-Cox, Henriette Mark, Gabriele Platscher, Bernd Rose and Professor Dr. Klaus Rüdiger Trützschler.

Risk Committee: It advises the Supervisory Board on an overall risk appetite and risk strategy, and monitors the implementation of the stated risk appetite and risk strategy by the senior management level. The Risk Committee monitors the material aspects of the rating and valuation processes. In undertaking this responsibility, it receives reports from the Management Board about the operations of the bank's rating systems and about material changes or exceptions from established policies that will materially impact the operations of the bank's rating systems. The Risk Committee receives reports from the Management Board which are appropriate to monitor whether the conditions in the client business are in line with the bank's business model and risk structure. If this is not the case, the Risk Committee requests proposals from the Management Board on how the terms and conditions in the client business could be structured to bring them into line with the bank's business model and risk structure, and monitors their implementation. The Risk Committee examines whether the incentives set by the compensation system take into consideration the company's risk, capital and liquidity structure as well as the likelihood and timing of earnings. The Risk Committee also performs all of the tasks assigned to it by law or regulatory authorities. It handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. In this context, it approves, among other things, the acquisition of participations as defined by Section 13 (1) d) of the Articles of Association of Deutsche Bank AG, insofar as the value of the participation does not exceed 3 % of liable capital and the participation will probably not remain in the bank's full or partial possession for more than twelve months. If this period is exceeded, the Chairperson of the Committee informs the Supervisory Board without delay and obtains its approval. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail (for additional information on the disclosure of the risk management objectives and policies for individual risk categories, please see the Risk Report starting on page 88 of the Annual Report).

The Risk Committee held fourteen meetings in 2016, including four jointly with the Compensation Control Committee, three jointly with the Audit Committee and one jointly with the Integrity Committee.

The current members of the Risk Committee are Dina Dublon (Chairperson), Dr. Paul Achleitner, Wolfgang Böhr, Richard Meddings and Louise M. Parent.

Integrity Committee: It continually advises and monitors the Management Board with regard to whether management ensures the economically sound, sustainable development of the company while observing the principles of sound, responsible management, fulfilling the company's social responsibilities and protecting the natural resources of the environment (environmental, social and governance (ESG) issues), and to whether the business management is aligned to these values with the objective of a holistic corporate culture. The Integrity Committee monitors the Management Board's measures that ensure the company's compliance with legal requirements, authorities' regulations and the company's own in-house policies (preventive compliance control). It regularly reviews the Bank's Code of Business Conduct and Ethics to foster conduct on the part of company employees that is exemplary in every way, both within and outside the company, and that such conduct is not just aligned to the formal compliance with statutory requirements. It supports on request the Risk Committee in monitoring and analyzing the legal and reputational risks that are material to the bank. For this purpose, it advises the Management Board on how to generate awareness of the importance of such risks (e.g. in the Bank's Code of Business Conduct and Ethics). It supports on request the preparation of the Chairman's Committee's recommendations for Supervisory Board decisions on pursuing recourse claims or taking other measures against current or former members of the Management Board and these are presented by its Chairperson to the Chairman's Committee. The Committee maintains and monitors the list, approved by the Supervisory Board, of the litigation cases that are being closely monitored by the Supervisory Board.

The Integrity Committee held twelve meetings in 2016, including one jointly with the Audit Committee and one jointly with the Risk Committee.

The current members of the Integrity Committee are Louise M. Parent (Chairperson), Dr. Johannes Teyssen (Vice Chairman), Dr. Paul Achleitner, Sabine Irrgang, Timo Heider, Martina Klee and Peter Löscher.

Compensation Control Committee: It supports the Supervisory Board in the appropriate structuring of the compensation systems for the members of the Management Board. It also monitors the appropriate structure of the compensation systems for the Management Board members and employees and, in particular, the appropriate structure of the compensation for the heads of the risk control function and compliance function and for the employees who have a material influence on the bank's overall risk profile. The Compensation Control Committee supports the Supervisory Board in monitoring the appropriate structure of the compensation systems for the company's employees and assesses the effects of the compensation systems on risk, capital and liquidity management, while ensuring that the compensation systems are aligned to the business strategy focused on the bank's sustainable development, to the risk strategies derived from this and to the compensation strategies at the company and Group levels. It prepares the Supervisory Board's resolutions on the compensation of the Management Board, considering, in particular, the effects of the resolutions on the company's risks and risk management. The long-term interests of shareholders, investors and other stakeholders as well as the public interest are also taken into account. It also prepares the Supervisory Board's resolutions on setting the total amount of variable compensation for the members of the Management Board in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVergV) and on setting the appropriate compensation parameters, targets for contributions to performance, payment and deferral periods as well as the conditions for a full forfeiture or partial reduction of variable compensation. It also checks regularly, at least annually, whether the adopted specifications are still appropriate. Furthermore, it checks, as part of its support to the Supervisory Board in monitoring the appropriate structure of the compensation systems for employees, regularly, but at least annually, in particular, whether the total amount of variable compensation has been set in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVergV) and whether the specified principles to assess the compensation parameters, contributions to performance as well as the payment and deferral periods, including the conditions for a full forfeiture or partial reduction of the variable compensation, are appropriate. In addition, it supports the Supervisory Board in monitoring whether the internal controls and other relevant areas are properly involved in the structuring of the compensation systems. The Committee is authorized to obtain, via its Chairperson, information relating to the Committee tasks from the head of the internal audit department and from the heads of the organizational units responsible for structuring the compensation systems.

The Compensation Control Committee held twelve meetings in 2016, including four jointly with the Risk Committee and one jointly with the Chairman's Committee.

The current members of the Compensation Control Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Professor Dr. Henning Kagermann and Stefan Rudschäfski.

Mediation Committee: In addition to these six standing committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary.

The Mediation Committee did not hold any meetings in 2016.

The current members of the Mediation Committee are Dr. Paul Achleitner (Chairman), Wolfgang Böhr, Professor Dr. Henning Kagermann and Stefan Rudschäfski.

Further details regarding the Chairman's Committee, the Nomination Committee, the Audit Committee, the Risk Committee, the Integrity Committee and the Compensation Control Committee are regulated in separate Terms of Reference. The current versions are available on our website, along with the Terms of Reference for the Supervisory Board (see: www.db.com/ir/en/documents.htm).

Share Plans

For information on our employee share programs, please refer to the additional Note 36 "Employee Benefits" to the Consolidated Financial Statements.

Reporting and Transparency

Directors' Share Ownership

Management Board. For information on the share ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. The members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Dr. Paul Achleitner	0	0
Wolfgang Böhr	0	0
Frank Bsirske	0	0
Dina Dublon	0	0
Jan Duscheck	0	0
Katherine Garrett-Cox	0	0
Timo Heider	0	0
Sabine Irrgang	773	10
Professor Dr. Henning Kagermann	0	0
Martina Klee	1,479	10
Peter Löscher	0	0
Henriette Mark	1,016	0
Richard Meddings	0	0
Louise Parent	0	0
Gabriele Platscher	1,103	10
Bernd Rose	0	0
Stefan Rudschäfski	482	10
Professor Dr. Stefan Simon	0	0
Dr. Johannes Teyssen	0	0
Professor Dr. Klaus Rüdiger Trützschler	2,950	0
Total	7,803	40

The members of the Supervisory Board held 7,803 shares, amounting to less than 0.01 % of our shares as of February 17, 2017.

As listed in the "Number of share awards" column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2017.

As described in the "Management Report: Compensation Report: Compensation System for Supervisory Board Members", 25 % of each member's compensation for services as a member of the Supervisory Board for a given prior year is, rather than being paid in cash, converted into notional shares of Deutsche Bank in February of the following year. The cash value of the notional shares is paid to the member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the market price of the Deutsche Bank share near the payment date. The table in the section specified above shows the number of notional shares that were credited in February 2017 to members of the Supervisory Board as part of their 2016 compensation.

Related Party Transactions

For information on related party transactions please refer to Note 39 "Related Party Transactions".

Auditing and Controlling

Audit Committee Financial Expert

The Supervisory Board determined that Dr. Paul Achleitner, Katherine Garrett-Cox. Richard Meddings and Professor Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. These audit committee financial experts are "independent" of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934. In accordance with the provisions of Sections 107 (4) and 100 (5) of the German Stock Corporation Act (AktG) as well as Section 25d (9) of the German Banking Act (KWG), they have the required expert knowledge in financial accounting and auditing.

Compensation Control Committee Compensation Expert

Pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company's overall risk appetite and strategy and the bank's capital base. The Supervisory Board determined that Dr. Paul Achleitner and Professor Dr. Henning Kagermann, members of the Compensation Control Committee, fulfill the requirements of Section 25d (12) of the German Banking Act (KWG) and therefore have the required expertise and professional experience in risk management and risk controlling.

For a description of the experience of the Supervisory Board members mentioned in the two foregoing paragraphs, please see "Management Report: Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board" on pages 450 to 455 of the Annual Report.

Values and leadership principles of Deutsche Bank AG and Deutsche Bank Group

Code of Business Conduct and Ethics

Deutsche Bank AG's and Deutsche Bank Group's Code of Business Conduct and Ethics describes the values and minimum standards for ethical business conduct that we expect all of our employees to follow. These values and standards govern employee interactions with our clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. The Code contains a voluntary commitment from the Management Board. It reflects our values and beliefs. In addition, it forms the cornerstone of our policies, which provide guidance on compliance with applicable laws and regulations.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a code of ethics of Deutsche Bank AG and Deutsche Bank Group with special obligations that apply to our "Senior Financial Officers", which currently consist of Deutsche Bank's Chairman of the Management Board, Chief Financial Officer, Group Controller as well as certain other Senior Financial Officers. There were no amendments or waivers to this code of ethics in 2016.

The current versions of the codes of ethics of Deutsche Bank AG and Deutsche Bank Group are available from Deutsche Bank's website: www.db.com/ir/en/documents.htm.

Corporate Governance at Deutsche Bank AG and Deutsche Bank Group

In the 2016 financial year, Deutsche Bank introduced the Global Governance function in order to further define, implement and monitor the corporate governance framework of Deutsche Bank AG and Deutsche Bank Group developed by the "House of Governance" initiative. Global Governance addresses corporate governance issues within Deutsche Bank AG and Deutsche Bank Group, while focusing on clear organizational structures aligned to the principles of good corporate governance.

Deutsche Bank AG and Deutsche Bank Group are committed to ensuring a corporate governance framework in accordance with international standards and statutory provisions. In order to support this objective, Deutsche Bank AG and Deutsche Bank Group have instituted clear and comprehensive corporate governance principles, which are documented in the bank's Corporate Governance Fundamentals.

The principles can be grouped into four categories:

- Fundamental principles that guide the Management Board and its delegated representatives in their actions and decisions.
- Principles for the interaction founded on trust between the Management Board, Supervisory Board and key external stakeholders, in particular regulatory authorities.
- Principles for internal governance systems as the basis for operating structures and for delegating authorities and responsibilities within Deutsche Bank AG and Deutsche Bank Group.
- Core organizational principles that create the framework for the organization of Deutsche Bank Group.

The Management Board and senior management support the Corporate Governance Fundamentals and have made a commitment to work toward their full implementation.

Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant's appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant's independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2015 and 2016 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG AG Wirtschaftsprüfungsgesellschaft and the worldwide member firms of KPMG International in each of the following categories: (1) Audit fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-related fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit fees, (3) Tax-related fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All other fees, which are fees for products and services other than Audit fees, Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).

Fee category in € m.	2016	2015
Audit fees	49	51
Audit-related fees	26	19
Tax-related fees	6	5
All other fees	1	1
Total fees[1]	82	76

The Audit fees figure excludes the audit fees for Postbank and its subsidiaries, as they are not audited by KPMG. The Audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Accounting Engagement Team and must thereafter be reported to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2015 and 2016, the percentage of the total amount of revenues we paid to our principal accountant for non-audit services that was subject to such a waiver was less than 5 % for each year.

Compliance with the German Corporate Governance Code

Declaration pursuant to Section 161 German Stock Corporation Act (AktG) (Declaration of Conformity 2016)

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act, last issued by the Supervisory Board and Management Board on October 28, 2015, was reissued at the meeting of the Supervisory Board on October 27, 2016. The Management Board and Supervisory Board state according to Section 161 of the Stock Corporation Act:

The last Declaration of Conformity was issued on October 28, 2015. Since then Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" in the version dated May 5, 2015, published in the Bundesanzeiger on June 12, 2015, subject to the following deviations:

- Relating to No. 5.3.3, according to which the Supervisory Board is to form a Nomination Committee composed exclusively of shareholder representatives. Section 25 (d) of the German Banking Act stipulates that the Nomination Committee of the Supervisory Board of Deutsche Bank AG must take on additional tasks that should be performed not solely by the shareholder representatives on the Supervisory Board. For this reason, the Nomination Committee also comprises representatives of the employees. However, it will be ensured that the candidate recommendations for the election proposals to the General Meeting will be made exclusively by the Committee's shareholder representatives.
- Relating to No. 4.2.3 (2) sentence 6, according to which the amount of compensation for the Management Board members is to be capped, both overall and with regard to variable compensation components. The existing employment contracts (in conjunction with equity plan conditions) of the members of the Management Board of Deutsche Bank AG do provide for a limit (cap) in the awarding of total compensation and their variable compensation components. In this context, however, some hold the view that such limits would have to apply not only to the granting and awarding of the compensation components but also to their later payout. Although Deutsche Bank AG does not consider this view to be convincing, we state merely as a precautionary measure that a limit (cap) has not been set for the payout amount of deferred equity-based compensation and that therefore Deutsche Bank AG deviates from the recommendation in No. 4.2.3 (2) sentence 6 according to this interpretation.

Statement on the Suggestions of the German Corporate Governance Code

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated May 5, 2015, with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.2). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for forming an opinion can no longer be expected after this point by shareholders who only participate through proxies.
- Our broadcast of the General Meeting through the Internet (Code No. 2.3.3) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

Targets for the proportion of women in management positions/gender quota

As of the date of this Corporate Governance Statement, the percentage of women on the Supervisory Board of Deutsche Bank AG is 35 %. The statutory minimum of 30 % pursuant to Section 96 (2) of the German Stock Corporation Act (AktG) is thereby fulfilled.

On September 12, 2015, the Supervisory Board set a target for the Management Board of Deutsche Bank AG to have at least one female member by June 30, 2017. The number of women when the decision was made was zero. In the meantime two female members have been appointed to the Management Board of Deutsche Bank AG, Sylvie Matherat and Kimberly Hammonds.

Furthermore, on September 16, 2015 the Management Board set targets for the percentage of women at 17 % for the first management level and 21 % for the second management level, to be reached by June 30, 2017 (when the decision was made the percentage of women in the first management level was 14 %, and 18 % in the second management level).

The populations of the first management level comprise managing directors and directors who report directly to the Management Board and managers with comparable responsibilities and those of the second management level comprise managing directors and directors who report to the first management level.

Implementing German gender quota legislation at Deutsche Bank AG

in % (unless stated otherwise)	Status as of Dec 31, 2015	Status as of Dec 31, 2016	Target for Jun 30, 2017	Target for Dec 31, 2020
Women on the Supervisory Board	35.0 %	35.0 %	30.0 %[1]	30.0 %[1]
Women on the Management Board	1	2	at least 1	at least 1
First management level below the Management Board	17.9 %	15.7 %	17.0 %	20.0 %
Second level below the Management Board	15.3 %	19.5 %	21.0 %	25.0 %

[1] Legal requirement.

4
Supplementary Information

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group's historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group's financial statements.

Return on Equity Ratios

The Group reports a post tax return on average shareholders' equity and a post-tax return on average tangible shareholders' equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders' equity and average tangible shareholders' equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders' equity and average tangible shareholders' equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was (67) % for the full year 2016, (11) % for 2015 and 46 % for 2014. For the segments, the applied tax rate was 35 % for all respective periods.

At the Group level, tangible shareholders' equity is shareholders' equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders' equity as allocated to the segments, as described in Note 4 "Business Segments and Related Information" to the consolidated financial statements within the section "Measurement of Segment Profit and Loss". Shareholders' equity and tangible shareholders' equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders' equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders' equity is not a measure provided for in IFRS, and the Group's ratios based on this measure should not be compared to other companies' ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
								2016
Income (loss) before income taxes (IBIT)	16	1,691	1,068	(204)	367	(3,207)	(541)	(810)
Income tax expense	0	0	0	0	0	0	0	(546)
Net Income (loss)	11	1,106	698	(133)	240	(2,097)	(1,180)	(1,356)
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	(45)	(45)
Net Income attributable to DB shareholders and additional equity components	11	1,106	698	(133)	240	(2,097)	(1,226)	(1,402)
Average shareholders' equity	24,695	12,076	9,008	6,221	6,006	4,037	38	62,082
Add (deduct): Average goodwill and other intangible assets	(1,805)	(1,199)	(1,611)	(4,599)	(329)	(448)	114	(9,876)
Average tangible shareholders' equity	22,890	10,877	7,397	1,622	5,677	3,590	152	52,206
Post-tax return on average shareholders' equity	0 %	9 %	8 %	(2) %	4 %	N/M	N/M	(2) %
Post-tax return on average tangible shareholders' equity[1]	0 %	10 %	9 %	(8) %	4 %	N/M	N/M	(3) %

[1] The post-tax return on average shareholders' equity and average tangible shareholders' equity, at the Group level reflects the reported effective tax rate for the Group.

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
								2015
Income (loss) before income taxes (IBIT)	(1,817)	1,439	(774)	684	(2,596)	(2,264)	(770)	(6,097)
Income tax expense	0	0	0	0	0	0	0	(675)
Net Income (loss)	(1,174)	930	(500)	442	(1,677)	(1,463)	(3,331)	(6,772)
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	(21)	(21)
Net Income attributable to DB shareholders and additional equity components	(1,174)	930	(500)	442	(1,677)	(1,463)	(3,353)	(6,794)
Average shareholders' equity	24,675	12,483	10,265	5,719	7,798	6,755	1,361	69,055
Add (deduct): Average goodwill and other intangible assets	(2,160)	(1,336)	(2,301)	(4,797)	(2,247)	(585)	(482)	(13,909)
Average tangible shareholders' equity	22,515	11,146	7,964	922	5,551	6,170	879	55,146
Post-tax return on average shareholders' equity	(5) %	7 %	(5) %	8 %	(22) %	N/M	N/M	(10) %
Post-tax return on average tangible shareholders' equity[1]	(5) %	8 %	(6) %	48 %	(30) %	N/M	N/M	(12) %

[1] The post-tax return on average shareholders' equity and average tangible shareholders' equity, at the Group level reflects the reported effective tax rate for the Group.

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	2014 Total
Income (loss) before income taxes (IBIT)	1,843	2,306	1,070	674	(123)	(2,419)	(236)	3,116
Income tax expense	0	0	0	0	0	0	0	(1,425)
Net Income (loss)	1,198	1,499	696	438	(80)	(1,572)	(488)	1,691
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	(28)	(28)
Net Income attributable to DB shareholders and additional equity components	1,198	1,499	696	438	(80)	(1,572)	(516)	1,663
Average shareholders' equity	20,569	10,512	9,183	5,144	8,134	7,724	143	61,410
Add (deduct): Average goodwill and other intangible assets	(1,880)	(1,093)	(2,094)	(4,485)	(2,808)	(600)	(1,339)	(14,299)
Average tangible shareholders' equity	18,690	9,419	7,089	658	5,326	7,124	(1,196)	47,111
Post-tax return on average shareholders' equity	6 %	14 %	8 %	9 %	(1) %	N/M	N/M	3 %
Post-tax return on average tangible shareholders' equity[1]	6 %	16 %	10 %	67 %	(2) %	N/M	N/M	4 %

[1] The post-tax return on average shareholders' equity and average tangible shareholders' equity, at the Group level reflects the reported effective tax rate for the Group.

Adjusted Costs

Adjusted costs is one of the key performance indicators outlined in the targets originally announced in October 2015. Adjusted costs is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severances. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

Group, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	**29,442**	38,667
Impairment of Goodwill and other intangible Assets	1,256	5,776
Litigation	2,397	5,218
Policyholder benefits and claims	374	256
Restructuring and Severance	681	965
Adjusted costs	**24,734**	26,451

Global Markets, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	**9,084**	12,599
Impairment of Goodwill and other intangible Assets	285	1,568
Litigation	591	2,603
Policyholder benefits and claims	-	-
Restructuring and Severance	191	166
Adjusted costs	**8,017**	8,262

Corporate & Investment Bank, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	**5,119**	6,266
Impairment of Goodwill and other intangible Assets	-	600
Litigation	17	329
Policyholder benefits and claims	-	-
Restructuring and Severance	192	88
Adjusted costs	**4,910**	5,249

Private, Wealth and Commercial Clients, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	**6,394**	7,983
Impairment of Goodwill and other intangible Assets	-	1,011
Litigation	(1)	41
Policyholder benefits and claims	-	-
Restructuring and Severance	177	595
Adjusted costs	**6,219**	6,336

Deutsche Asset Management, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	**3,223**	2,336
Impairment of Goodwill and other intangible Assets	1,021	-
Litigation	(0)	1
Policyholder benefits and claims	374	256
Restructuring and Severance	69	8
Adjusted costs	**1,759**	2,071

Postbank, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	**2,815**	5,497
Impairment of Goodwill and other intangible Assets	-	2,597
Litigation	58	14
Policyholder benefits and claims	-	-
Restructuring and Severance	29	83
Adjusted costs	**2,729**	2,802

Non-Core Operations Unit, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	**2,701**	3,006
Impairment of Goodwill and other intangible Assets	(49)	-
Litigation	1,750	1,849
Policyholder benefits and claims	-	-
Restructuring and Severance	23	25
Adjusted costs	**977**	1,132

Consolidation & Adjustments and Other, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	**106**	980
Impairment of Goodwill and other intangible Assets	-	-
Litigation	(18)	380
Policyholder benefits and claims	-	-
Restructuring and Severance	1	-
Adjusted costs	**123**	600

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank's total shareholders' equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank's total shareholders' equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015		2015 increase (decrease) from 2014	
				in € m.	in %	in € m.	in %
Total shareholders' equity (Book value)	**59,833**	62,678	68,351	(2,845)	(5)	(5,673)	(8)
Goodwill and other intangible assets	(8,982)	(10,078)	(14,951)	1,096	(11)	4,873	(33)
Tangible shareholders' equity (Tangible book value)	**50,851**	52,600	53,400	(1,749)	(3)	(800)	(1)

Basic Shares Outstanding

in € m. (unless stated otherwise)	2016	2015	2014	2016 increase (decrease) from 2015		2015 increase (decrease) from 2014	
				in € m.	in %	in € m.	in %
Number of shares	**1,379.3**	1,379.3	1,379.3	0	0	0	0
Shares outstanding:							
Treasury shares	(0.2)	(0.4)	(0.3)	0.2	(45.8)	(0.1)	44.1
Vested share awards	20.8	8.9	6.8	11.9	133.7	2.1	31.6
Basic shares outstanding	**1,399.9**	1,387.8	1,385.8	12.1	0.9	2.0	0.1
Book value per basic share outstanding in €	**42.74**	45.16	49.32	(2.42)	(5.4)	(4.16)	(8.4)
Tangible book value per basic share outstanding in €	**36.33**	37.90	38.53	(1.57)	(4.1)	(0.63)	(1.6)

Fully loaded CRR/CRD 4 Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under CRR/CRD 4. CRR/CRD 4 provides for "transitional" (or "phase-in") rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. The transitional rules relate, e.g., to the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures as of December 31, 2016, December 31, 2015 and December 31, 2014 set forth in this document reflect these transitional rules.

We also set forth in this document such CRR/CRD 4 measures on a "fully loaded" basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except as described below.

The transitional rules include rules permitting the grandfathering of equity investments at a risk-weight of 100 % instead of a risk weight between 190 % and 370 % determined based on Article 155 CRR that would apply under the CRR/CRD 4 fully loaded rules. Despite the grandfathering rule for equity investments not applying under the full application of the final CRR/CRD 4 framework, we continue to apply it in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions, based on our intention to mitigate the impact of the expiration of the grandfathering rule through sales of the underlying assets or other measures prior to its expiration at end of 2017. We are closely monitoring the market and potential impacts from illiquid markets or other similar difficulties which could make it unfeasible to exit these positions.

As of December 31, 2016, our portfolio of transactions for which we applied the equity investment grandfathering rule in calculating our fully loaded RWA consisted of 15 transactions amounting to € 220 million in exposures. Had we not applied the grandfathering rule for these transactions, their fully loaded RWA would have been no more than € 816 million, and thus our Group fully loaded RWA would have been no more than € 358.1 billion as of December 31, 2016, rather than the Group fully loaded RWA of € 357.5 billion that we reported on a fully loaded basis with application of the grandfathering rule. Also, had we calculated our fully loaded CET 1 capital ratio, Tier 1 capital ratio and Total capital ratio as of December 31, 2016 using fully loaded RWAs without application of the grandfathering rule, such capital ratios would have remained unchanged (due to rounding) at the 11.8 %, 13.1 % and 16.6 %, respectively, that we reported on a fully loaded basis with application of the grandfathering rule.

As of December 31, 2015, our portfolio of transactions for which we applied the equity investment grandfathering rule in calculating our fully loaded RWA amounted to € 1.5 billion in exposures. Had we not applied the grandfathering rule for these transactions, their fully loaded RWA would have been no more than € 5.4 billion, and thus our Group fully loaded RWA would have been no more than € 400.7 billion as of December 31, 2015, rather than the Group fully loaded RWA of € 396.7 billion that we reported on a fully loaded basis with application of the grandfathering rule. Also, had we calculated our fully loaded CET 1 capital ratio, Tier 1 capital ratio and Total capital ratio as of December 31, 2015 using fully loaded RWAs without application of the grandfathering rule, such capital ratios would have been 11.0 %, 12.1 % and 15.2 %, respectively, instead of the 11.1 %, 12.3 % and 15.4 %, respectively, that we reported on a fully loaded basis with application of the grandfathering rule.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors' assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a fully loaded basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to "Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio", in particular the subsections thereof entitled "Development of Regulatory Capital", "Development of Risk-Weighted Assets" and "Leverage Ratio".

Declaration of Backing

Deutsche Bank AG ensures, except in the case of political risk, that the following subsidiaries are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investment GmbH, Frankfurt am Main

Deutsche Asset Management S.A., Luxembourg

Deutsche Australia Limited, Sydney

DEUTSCHE BANK A.Ş., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Europe GmbH, Frankfurt am Main

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Nederland N.V., Amsterdam (until 30 June 2017)[1]

Deutsche Bank Polska Spółka Akcyjna, Warsaw

Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt am Main

Deutsche Bank S.A., Buenos Aires (until 30 April 2017)[2]

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank, Sociedad Anónima Española, Madrid

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) SA, Geneva

Deutsche Bank Trust Company Americas, New York

Deutsche Futures Singapore Pte Ltd, Singapore

Deutsche Holdings (Malta) Ltd., St. Julians

Deutsche Immobilien Leasing GmbH, Düsseldorf

Deutsche Morgan Grenfell Group Public Limited Company, London

Deutsche Securities Inc., Tokyo

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Saudi Arabia LLC, Riyadh

DWS Holding & Service GmbH, Frankfurt am Main

norisbank GmbH, Bonn

Public joint-stock company "Deutsche Bank DBU", Kiev

OOO "Deutsche Bank", Moscow

Sal. Oppenheim jr. & Cie. AG & Co. KGaA, Köln

[1] We have withdrawn and terminated the declaration of backing for Deutsche Nederland N.V. (formerly Deutsche Bank Nederland N.V.), Amsterdam, last-mentioned in the Annual Report 2015, effective at the end of 30 June 2017.
[2] As published in our Interim Report as of 30 September 2016 and our website, we have entered into an agreement to sell Deutsche Bank S.A., Buenos Aires to Banco Comafi S.A. on 26 August 2016. Closing of the transaction is expected for the second quarter of 2017. We have therefore withdrawn and terminated the declaration of backing for Deutsche Bank S.A., Buenos Aires, last-mentioned in the Annual Report 2015, effective at the end of 30 April 2017.

Imprint/Publications

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We will be pleased to send you the following publications relating to our financial reporting

- Annual Report 2016 (German/English)
- Annual Financial Statements and Management Report of Deutsche Bank AG 2016 (German/English)

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Publication

Published on March 20, 2017.

Cautionary statement regarding forward-loowking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 20, 2017 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

2017
Financial Calendar

April 27, 2017
Interim Report as of March 31, 2017

May 18, 2017
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

July 27, 2017
Interim Report as of June 30, 2017

October 26, 2017
Interim Report as of September 30, 2017

2018
Financial Calendar

February 2, 2018
Preliminary results for the 2017 financial year

March 16, 2018
Annual Report 2017 and Form 20-F

April 25, 2018
Interim Report as of March 31, 2018

May 24, 2018
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

July 26, 2018
Interim Report as of June 30, 2018

October 25, 2018
Interim Report as of September 30, 2018

Annual Report 2016


Annual Report 2016

- Print version
- PDF download
- Online version: db.com/16

Corporate Responsibility Report 2016


Corporate Responsibility
Report 2016

- PDF download
- Online version: cr-report.db.com/16

Human Resources Report 2016


Human Resources Report 2016

- PDF download
- Online version: hr-report.db.com/16